Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185121

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On September 13, 2012, FirstMerit Corporation and Citizens Republic Bancorp, Inc. announced a strategic business combination in which Citizens will merge with and into FirstMerit. The combined company, which will retain the FirstMerit name, will have approximately $24 billion in assets and operate 415 branches across the contiguous states of Pennsylvania, Ohio, Michigan, Illinois and Wisconsin. FirstMerit and Citizens are sending you this joint proxy statement/prospectus to invite you to attend a meeting of shareholders being held by each company to allow you to vote on the merger agreement.

If the merger is completed, holders of Citizens common stock will receive 1.37 shares of FirstMerit common stock in exchange for each share of Citizens common stock held immediately prior to the merger, subject to the payment of cash in lieu of fractional shares. The number of shares of FirstMerit common stock that Citizens shareholders will receive in the merger for each share of Citizens common stock is fixed. The implied value of the consideration Citizens shareholders will receive in the merger will change depending on changes in the market price of FirstMerit common stock and will not be known at the time you vote on the merger.

Based on the closing price of FirstMerit’s common stock on the Nasdaq Global Select Market, or Nasdaq, (trading symbol “FMER”) on September 12, 2012, the last trading day before public announcement of the merger, the 1.37 exchange ratio represented approximately $23.51 in value for each share of Citizens common stock. Based on FirstMerit’s closing price on February 27, 2013 of $15.35, the 1.37 exchange ratio represented approximately $21.03 in value for each share of Citizens common stock. Based on the 1.37 exchange ratio and the number of shares of Citizens common stock outstanding and reserved for issuance under various plans and agreements and in connection with various convertible securities as of February 20, 2013, the maximum number of shares of FirstMerit common stock issuable in the merger is 59,333,140.

FirstMerit and Citizens urge you to obtain current market quotations for FirstMerit and Citizens (trading symbol “CRBC”).

The merger is intended to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and holders of Citizens common stock are not expected to recognize any gain or loss for United States federal income tax purposes on the exchange of shares of Citizens common stock for shares of FirstMerit common stock in the merger, except with respect to any cash received in lieu of fractional shares of FirstMerit common stock.

At the annual meeting of FirstMerit shareholders to be held on April 5, 2013, FirstMerit shareholders will be asked to vote to (1) adopt the merger agreement, (2) approve the issuance of the shares of FirstMerit common stock in connection with the merger, (3) approve a merger-related named executive officer compensation proposal, (4) adjourn the annual meeting, if necessary, in order to further solicit proxies if there are not sufficient votes at the time of the annual meeting to adopt the merger agreement, (5) elect 13 directors whose terms will expire at the annual meeting in 2014, (6) ratify the appointment of Ernst & Young LLP as FirstMerit’s independent registered public accounting firm for the fiscal year ending December 31, 2013, (7) approve, on an advisory basis, the compensation of FirstMerit’s named executive officers, and (8) approve the FirstMerit Corporation 2013 Annual Incentive Plan. Adoption of the merger agreement requires the affirmative vote of a majority of the voting power of the outstanding shares of FirstMerit common stock and the affirmative vote of a majority of the votes cast on the matter is necessary to approve the issuance of the shares of FirstMerit common stock, assuming that a quorum is present.

At the special meeting of Citizens shareholders to be held on April 5, 2013, holders of Citizens common stock will be asked to vote to (1) approve the merger agreement, (2) approve a merger-related named executive officer compensation proposal, and (3) grant the board of directors authority to adjourn the special meeting, if necessary, in order to further solicit proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement. Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of Citizens common stock and the affirmative vote of at least 66 2/3% of the outstanding preferred stock of Citizens.

The FirstMerit board of directors unanimously recommends that FirstMerit common shareholders vote “FOR” the adoption of the merger agreement, “FOR” the issuance of the Shares of FirstMerit common stock and “FOR” the other matters to be brought before the annual meeting by the board.

The Citizens board of directors unanimously recommends that Citizens common shareholders vote “FOR” the approval of the merger agreement and “FOR” the other matters to be brought before the special meeting by the board.

This document describes the meetings, the merger, the documents related to the merger and other related matters. Please carefully read this entire document, including “Risk Factors” beginning on page 15 for a discussion of the risks relating to the proposed merger and owning FirstMerit common stock after the merger. You also can obtain information about FirstMerit and Citizens from documents that each has filed with the Securities and Exchange Commission.

Paul G. Greig Chairman, President and Chief Executive Officer FirstMerit Corporation	Cathleen H. Nash President and Chief Executive Officer Citizens Republic Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved the FirstMerit common stock to be issued under this document or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings and deposit accounts and are not insured by the Federal Deposit Insurance Corporation, or any other governmental agency.

The date of this document is March 1, 2013, and it is first being mailed or otherwise delivered to FirstMerit shareholders and Citizens shareholders on or about March 4, 2013.

March 1, 2013

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on April 5, 2013

On April 5, 2013, FirstMerit Corporation (“FirstMerit”) will hold its Annual Meeting of Shareholders at 10:00 a.m., local time, at FirstMerit Tower, 7th Floor, 106 South Main Street, Akron, Ohio 44308, to consider and vote upon the following matters:

•	a proposal to adopt the merger agreement, dated as of September 12, 2012, by and between FirstMerit and Citizens Republic Bancorp, Inc., as such agreement may be amended from time to time;

•	a proposal to approve the issuance of the shares of FirstMerit common stock to Citizens shareholders pursuant to the merger agreement;

•	a proposal to approve, on an advisory basis only, the merger-related compensation and potential payments for the named executive officers of FirstMerit;

•

a proposal to approve the adjournment of the annual meeting, on one or more occasions, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the annual meeting to adopt the merger agreement;

•	a proposal to elect thirteen directors;

•	a proposal to ratify the appointment of Ernst & Young LLP as FirstMerit’s independent registered public accounting firm for the fiscal year ending December 31, 2013;

•	a proposal to approve, on an advisory basis, the compensation of FirstMerit’s named executive officers;

•	a proposal to approve the FirstMerit Corporation 2013 Annual Incentive Plan; and

•	a proposal to transact such other business as may properly come before the meeting or any adjournments thereof.

The FirstMerit board of directors has fixed the close of business on February 20, 2013, as the record date for the annual meeting. Only FirstMerit shareholders of record at that time are entitled to notice of, and to vote at, the annual meeting, or any adjournment or postponement of the annual meeting. Adoption of the merger agreement requires the affirmative vote of a majority of the voting power of the outstanding shares of FirstMerit common stock and issuance of FirstMerit common stock in accordance with the merger agreement requires the affirmative vote of a majority of the votes cast on the matter, assuming that a quorum is present.

Whether or not you plan to attend the annual meeting, please submit your proxy with voting instructions. Please vote as soon as possible by accessing the Internet site listed on the FirstMerit proxy card, by voting telephonically using the phone number listed on the FirstMerit proxy card or by submitting your proxy card by mail. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of record of FirstMerit common stock who is present at the annual meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the annual meeting in the manner described in the accompanying document.

The FirstMerit board of directors has unanimously adopted and approved the merger and the merger agreement and recommends that FirstMerit shareholders vote “FOR” the proposals set forth herein.

By Order of the Board of Directors

Carlton E. Langer

Senior Vice President, Chief Legal Officer and Secretary

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE ANNUAL MEETING.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON April 5, 2013

To the Shareholders of Citizens Republic Bancorp, Inc.:

Notice is hereby given that a special meeting of shareholders of Citizens Republic Bancorp, Inc. (“Citizens”) will be held at Citizens’ headquarters, 328 South Saginaw Street, Flint, Michigan 48502 on April 5, 2013 at 10:00 a.m., local time, for the following purposes:

(1)	To approve a proposal to approve the merger agreement, dated as of September 12, 2012, by and between FirstMerit Corporation and Citizens, as such agreement may be amended from time to time;

(2)	To approve, on an advisory basis only, a proposal to pay certain compensation to Citizens’ named executive officers in connection with the merger; and

(3)	To approve a proposal to grant the board of directors authority to adjourn, postpone or continue the special meeting on one or more occasions, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger agreement.

Shareholders of record of Citizens common stock outstanding at the close of business on February 20, 2013 are entitled to notice of and to vote at the meeting. Information relevant to each proposal is set forth in the attached joint proxy statement/prospectus.

The board of directors of Citizens has unanimously approved the merger agreement and unanimously recommends that shareholders vote “FOR” approval of each proposal.

You are invited to attend this meeting. Please date, sign and return your proxy promptly whether or not you plan to be present at the meeting. In the alternative, you may vote via the Internet or by telephone by following the procedures set forth on the enclosed proxy card. You may still vote in person if you attend the meeting and are a shareholder of record or have a legal proxy from a shareholder of record.

By Order of the Board of Directors,

Thomas W. Gallagher

Executive Vice President,

General Counsel and Secretary

YOUR VOTE IS VERY IMPORTANT

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE SPECIAL MEETING IN PERSON, PLEASE VOTE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY, OR YOU CAN VOTE BY TELEPHONE OR INTERNET BY FOLLOWING THE INSTRUCTIONS SET FORTH ON THE ENCLOSED PROXY CARD. IF YOU DO ATTEND THE SPECIAL MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

Flint, Michigan

March 1, 2013

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates by reference important business and financial information about FirstMerit from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document free of charge through the Securities and Exchange Commission website (http://www.sec.gov) or by requesting them in writing or by telephone from FirstMerit at the following address:

FirstMerit Corporation

III Cascade Plaza

Akron, Ohio 44308

Attention: Mr. Thomas P. O’Malley, Investor Relations

Telephone: (330) 384-7020

You will not be charged for any of these documents that you request. FirstMerit shareholders requesting documents should do so by March 29, 2013, in order to receive them before the annual meeting.

You should rely only on the information contained or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated March 1, 2013, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to Citizens shareholders or FirstMerit shareholders nor the issuance by FirstMerit of shares of FirstMerit common stock in connection with the merger will create any implication to the contrary.

Information on the websites of FirstMerit or Citizens, or any subsidiary of FirstMerit or Citizens, is not part of this document. You should not rely on that information in deciding how to vote.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Citizens has been provided by Citizens and information contained in this document regarding FirstMerit has been provided by FirstMerit.

See “Where You Can Find More Information” on page 267.

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QUESTIONS AND ANSWERS

The following are answers to certain questions that you may have regarding the Citizens special meeting, the FirstMerit annual meeting and the merger. FirstMerit and Citizens urge you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote, including the risk factors beginning on page 15. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document.

Q:	What are holders of Citizens common stock being asked to vote on?

A:	Holders of Citizens common stock are being asked to vote to approve the merger agreement as such agreement may be amended from time to time (the “Citizens Merger Proposal”), to approve, on an advisory basis only, the payment of certain compensation to Citizens’ named executive officers in connection with the merger (the “Citizens Merger-Related Compensation Proposal”), and to approve a proposal granting the Citizens board the right to adjourn the special meeting, on one or more occasions, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger agreement proposal (the “Citizens Adjournment Proposal”).

Q:	When and where is the Citizens special meeting of shareholders?

A:	The special meeting of Citizens shareholders will be held at Citizens’ headquarters, 328 South Saginaw Street, Flint, Michigan 48502 on April 5, 2013 at 10:00 a.m., local time.

Q:	What are holders of FirstMerit common stock being asked to vote on?

A:	Holders of FirstMerit common stock are being asked to vote to adopt the merger agreement as such agreement may be amended from time to time (the “FirstMerit Merger Proposal”), approve the issuance of the shares of FirstMerit common stock to Citizens shareholders pursuant to the merger agreement (the “FirstMerit Stock Issuance Proposal”), approve, on an advisory basis only, the payment of certain compensation to FirstMerit’s named executive officers in connection with the merger (“FirstMerit Merger-Related Compensation Proposal”), approve the adjournment of the annual meeting, on one or more occasions, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the annual meeting to approve the foregoing proposals (the “FirstMerit Adjournment Proposal”), elect 13 directors, ratify the appointment of Ernst & Young LLP as FirstMerit’s independent registered public accounting firm for the fiscal year ending December 31, 2013, approve, on an advisory basis, the compensation of FirstMerit’s named executive officers and approve the FirstMerit Corporation 2013 Annual Incentive Plan.

Q:	Can other matters be decided at the FirstMerit annual meeting?

A:	On the date that this joint proxy statement/prospectus was printed, FirstMerit did not know of any matters to be raised at the annual meeting other than those included in this joint proxy statement/prospectus. If you submit a valid proxy and other matters are properly presented for consideration at the annual meeting, then the individuals appointed as proxies will have the discretion to vote on those matters for you.

Q:	When and where is the FirstMerit annual meeting of shareholders?

A:	The annual meeting of FirstMerit shareholders will be held at FirstMerit Tower, 7th Floor, 106 South Main Street, Akron, Ohio 44308 on April 5, 2013 at 10:00 a.m., local time.

Q:	What do holders of Citizens common stock need to do now?

A:	After you have carefully read this document and have decided how you wish to vote your shares, indicate on your proxy card how you want your shares to be voted with respect to each of the matters indicated. When complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote by telephone or through the Internet. Submitting your proxy by Internet, telephone or mail or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the Citizens special meeting. If you would like to attend the Citizens special meeting, see “Can I attend the Citizens special meeting and vote my shares in person?” beginning on page viii.

Q:	What do FirstMerit shareholders need to do now?

A:	After you have carefully read this document and have decided how you wish to vote your shares, indicate on your proxy card how you want your shares to be voted with respect to each of the matters indicated. When complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote by telephone or through the Internet. Submitting your proxy by Internet, telephone or mail or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the FirstMerit annual meeting. If you would like to attend the FirstMerit annual meeting, see “Can I attend the FirstMerit annual meeting and vote my shares in person?” beginning on page viii.

Q:	Why is my vote as a holder of Citizens common stock important?

A:	If you do not vote by proxy, telephone or Internet or vote in person at the Citizens special meeting, it will be more difficult for Citizens to obtain the necessary quorum to hold its special meeting. In addition, approval of the Citizens Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of the Citizens common stock. The Citizens board of directors recommends that you vote to approve the merger agreement. Further, due to the importance of the vote to approve the merger agreement, Citizens is also seeking authority from shareholders through the Citizens Adjournment Proposal to grant authority to the board of directors to adjourn the special meeting to temporarily delay the meeting to provide time for management to solicit additional proxies in the event there are insufficient votes to approve the merger agreement.

Q:	How many common shares must be represented at the Citizens special meeting in order to constitute a quorum?

A:	At least 20,244,434 common shares must be represented at the Citizens special meeting in person or by proxy in order to constitute a quorum for the transaction of business. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

Q:	Why is my vote as a FirstMerit shareholder important?

A:	If you do not vote by proxy, telephone or Internet or vote in person at the FirstMerit annual meeting, it will be more difficult for FirstMerit to obtain the necessary quorum to hold its annual meeting. In addition, approval of the FirstMerit Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of the FirstMerit common stock. The affirmative vote of a majority of the votes cast on the matter is necessary to approve the FirstMerit Stock Issuance Proposal. The FirstMerit board of directors recommends that you vote to adopt the merger agreement and to approve the issuance of the shares of FirstMerit common stock. Further, due to the importance of the vote to adopt the merger agreement, FirstMerit is also seeking, through the FirstMerit Adjournment Proposal, authority from shareholders to adjourn the annual meeting to temporarily delay the meeting to provide time for management to solicit additional proxies in the event there are insufficient votes to approve the merger agreement. FirstMerit is also seeking your approval, on an advisory basis, of the FirstMerit Merger-Related Compensation Proposal. Both the FirstMerit Merger-Related Compensation Proposal and the FirstMerit Adjournment Proposal require the affirmative vote of holders of a majority of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the annual meeting.

In addition to the merger-related proposals, FirstMerit is seeking your approval of a number of other important proposals. The affirmative vote of a plurality of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the annual meeting is required to elect thirteen directors whose terms will expire at the annual meeting in 2014. The ratification of Ernst & Young LLP as FirstMerit’s independent registered public accounting firm requires the affirmative vote of holders of a majority of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the annual meeting. The approval, on an advisory basis, of the compensation of FirstMerit’s named executive officers and the approval of FirstMerit Corporation’s 2013 Annual Incentive Plan also require the affirmative vote of holders of a majority of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the annual meeting.

Q:	How many common shares must be represented at the FirstMerit annual meeting in order to constitute a quorum?

A:	At least 54,830,527 common shares must be represented at the FirstMerit annual meeting in person or by proxy in order to constitute a quorum for the transaction of business. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

Q:	If my shares are held in street name by my broker, will my broker automatically vote my shares for me?

A:	Generally, no. Other than FirstMerit’s proposal to ratify the appointment of its auditor, the proposals for both the Citizens special meeting and the FirstMerit annual meeting are non-routine matters which means your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker. Without instructions, your shares will not be voted, which will have the effect described below.

Q:	What if I abstain from voting?

A:	If you are a holder of Citizens common stock and you submit a proxy card in which you abstain from voting, the abstention will be counted toward a quorum at the Citizens special meeting, but it will have the same effect as a vote against the Citizens Merger Proposal. An abstention will have no effect on either the Citizens Merger-Related Compensation Proposal or the Citizens Adjournment Proposal.

If you are a holder of FirstMerit common stock and you submit a proxy card in which you abstain from voting, the abstention will be counted toward a quorum at the FirstMerit annual meeting, but it will have the same effect as a vote against the FirstMerit Merger Proposal, the FirstMerit Merger-Related Compensation Proposal and the FirstMerit Adjournment Proposal. An abstention will have no effect on the FirstMerit Stock Issuance Proposal. With respect to the election of directors, proxies marked “WITHHOLD AUTHORITY” will not be counted toward the election of directors or toward the election of individual nominees and, thus, will have no effect other than that they will be counted for establishing a quorum. Abstentions will have the effect of a vote against proposals six, seven and eight.

Q:	With respect to FirstMerit’s annual meeting, what are the voting requirements to elect the directors and approve the merger-related proposals and other proposals set forth in this joint proxy statement/prospectus?

A:	The vote required to approve each of the proposals that are scheduled to be presented at the annual meeting is as follows:

Proposal	Vote Required
• PROPOSAL NO. 1 — APPROVAL OF THE MERGER AGREEMENT

• Approval of the FirstMerit Merger Proposal will require the affirmative vote of a majority of the voting power of the outstanding shares of FirstMerit common stock. Shareholders may vote “FOR,” “AGAINST” or “ABSTAIN” on this proposal. Assuming that a quorum is present, an abstention or broker non-vote will have the effect of a vote against the FirstMerit Merger Proposal.

v

Proposal	Vote Required

• PROPOSAL NO. 2 — APPROVAL OF THE ISSUANCE OF FIRSTMERIT COMMON STOCK

• Approval of the FirstMerit Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the annual meeting. Shareholders may vote “FOR,” “AGAINST” or “ABSTAIN” on this proposal. Assuming that a quorum is present, abstentions and broker non-votes will have no effect on this proposal as the abstentions or broker non-votes will not be counted in determining the number of votes cast.

• PROPOSAL NO. 3 — ADVISORY (NON-BINDING) VOTE ON CERTAIN MERGER-RELATED COMPENSATION FOR FIRSTMERIT NAMED EXECUTIVE OFFICERS

• Approval of the FirstMerit Merger-Related Compensation Proposal requires the affirmative vote of holders of a majority of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the annual meeting. Shareholders may vote “FOR,” “AGAINST” or “ABSTAIN” on this proposal. Abstentions will have the same effect as a vote against the FirstMerit Merger-Related Compensation Proposal, but broker non-votes will have no effect on the outcome of any vote on the FirstMerit Merger-Related Compensation Proposal.

• PROPOSAL NO. 4 — ADJOURNMENT OF SPECIAL MEETING

• Approval of the FirstMerit Merger-Related Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the annual meeting. Shareholders may vote “FOR,” “AGAINST” or “ABSTAIN” on this proposal. Abstentions will have the same effect as a vote against the FirstMerit Merger-Related Adjournment Proposal, but broker non-votes will have no effect on the outcome of any vote on the FirstMerit Merger-Related Adjournment Proposal.

• PROPOSAL NO. 5 — ELECTION OF DIRECTORS

• Election of the director nominees requires the affirmative vote of holders of a plurality of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the annual meeting. Broker non-votes and proxies marked “WITHHOLD AUTHORITY” will not be counted toward the election of directors or toward the election of individual nominees and, thus, will have no effect other than that they will be counted for establishing a quorum.

• PROPOSAL NO. 6 — RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

• The proposal to ratify the appointment of FirstMerit’s independent registered public accounting firm requires the affirmative vote of holders of a majority of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the annual meeting. Shareholders may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal No. 6. Abstentions will be counted as present and entitled to vote for purposes of Proposal No. 6 and, thus, will have the same effect as a vote against Proposal No. 6. Because the vote to ratify the appointment of Ernst & Young LLP is considered “routine,” your broker or other nominee will be able to vote your shares with respect to this proposal without your instructions.

Proposal	Vote Required

• PROPOSAL NO. 7 — APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF FIRSTMERIT’S NAMED EXECUTIVE OFFICERS

• The proposal to approve the resolution regarding the compensation of FirstMerit’s named executive officers requires the affirmative vote of holders of a majority of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the annual meeting. Shareholders may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal No. 7. Broker non-votes will not be counted for the purpose of determining whether Proposal No. 7 has been approved. Abstentions will be counted as present and entitled to vote for purposes of Proposal No. 7 and, thus, will have the same effect as a vote against Proposal No. 7. As this is an advisory vote, the outcome of the vote is not binding on the FirstMerit compensation committee or the FirstMerit board of directors with respect to future executive compensation decisions, including those relating to FirstMerit’s named executive officers, or otherwise. However, the FirstMerit compensation committee and the FirstMerit board of directors expect to take into account the outcome of the vote when considering future executive compensation decisions.

• PROPOSAL NO. 8 — APPROVAL OF THE FIRSTMERIT CORPORATION 2013 ANNUAL INCENTIVE PLAN

• The proposal to approve FirstMerit Corporation’s 2013 Annual Incentive Plan requires the affirmative vote of holders of a majority of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the annual meeting. Shareholders may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal No. 8. Abstentions will be counted as present and entitled to vote for purposes of Proposal No. 8 and, thus, will have the same effect as a vote against Proposal No. 8. Broker non-votes will have no effect on Proposal No. 8.

Q:	With respect to the Citizens special meeting, what are the voting requirements to approve the merger-related proposals and other proposals set forth in this joint proxy statement/prospectus?

A:	The vote required to approve each of the proposals that are scheduled to be presented at the annual meeting is as follows:

Proposal	Vote Required
• PROPOSAL NO. 1 — APPROVAL OF THE MERGER AGREEMENT

• Approval of the Citizens Merger Proposal will require the affirmative vote of the holders of a majority of the shares of Citizens common stock entitled to vote at the special meeting. Shareholders may vote “FOR,” “AGAINST” or “ABSTAIN” on this proposal. Assuming that a quorum is present, an abstention or broker non-vote will have the effect of a vote against the Citizens Merger Proposal.

• PROPOSAL NO. 2 — ADVISORY (NON-BINDING) VOTE ON CERTAIN MERGER-RELATED COMPENSATION FOR CITIZENS NAMED EXECUTIVE OFFICERS

• Approval of the Citizens Merger-Related Compensation Proposal requires the affirmative vote of a majority of the votes cast by shareholders on the proposal, assuming a quorum is present. Shareholders may vote “FOR,” “AGAINST” or “ABSTAIN” on this proposal. Abstentions and broker non-votes will have no effect on the outcome of any vote on the Citizens Merger-Related Compensation Proposal.

Proposal	Vote Required

• PROPOSAL NO. 3 — GRANTING THE BOARD OF DIRECTORS AUTHORITY TO ADJOURN THE SPECIAL MEETING

• Approval of the Citizens Adjournment Proposal requires the affirmative vote of holders of a majority of the votes cast by the shareholders on the proposal, assuming a quorum is present. Shareholders may vote “FOR,” “AGAINST” or “ABSTAIN” on this proposal. Abstentions and broker non-votes will have no effect on the outcome of any vote on the Citizens Adjournment Proposal.

Q:	What if my common shares are held through the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan?

A:	If you participate in the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan (the “401(k) Plan”) and have money invested in the FirstMerit common stock fund, you can instruct the trustee of the 401(k) Plan how to vote those shares.

Q:	What if my common shares are held through the Citizens 401(k) Plan?

A:	If you participate in the Citizens 401(k) Plan and have money invested in the Citizens common stock fund, you can instruct the trustee of the 401(k) Plan how to vote those shares

Q:	Can I attend the Citizens special meeting and vote my shares in person?

A:	Yes. All holders of Citizens common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Citizens special meeting. Holders of record of Citizens common stock as of the record date can vote in person at the Citizens special meeting. If you wish to vote in person at the special meeting and if you are a registered shareholder of record, you should bring the enclosed proxy card and proof of identity. If you hold your shares in street name, you will need to bring with you and provide to the inspectors of election proof of identity and a letter from your broker or nominee confirming your beneficial ownership of common stock as of the record date. At the appropriate time during the special meeting, the shareholders present will be asked whether anyone wishes to vote in person. You should raise your hand at this time to receive a ballot to record your vote. Even if you plan to attend the special meeting, you are encouraged to vote by telephone, Internet or mail so your vote will be counted if you later decide not to attend the special meeting. Everyone who attends the special meeting must abide by the rules for the conduct of the meeting distributed at the meeting.

Q:	Can I attend the FirstMerit annual meeting and vote my shares in person?

A:	Yes. All holders of FirstMerit common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the FirstMerit annual meeting. If you hold your FirstMerit shares in an account at a brokerage firm or bank, your name will not appear on FirstMerit’s shareholder list. Please bring an account statement or a letter from your broker showing your FirstMerit shareholdings. Please show this documentation at the meeting registration desk to attend the meeting. Everyone who attends the annual meeting must abide by the rules for the conduct of the meeting. These rules will be printed on the meeting agenda. Holders of record of FirstMerit common stock as of the record date can vote in person at the FirstMerit meeting. If you wish to vote in person at the annual meeting and if you are a registered shareholder of record, you should bring the enclosed proxy card and proof of identity. If you hold your shares in street name, you will need to bring with you and provide to the inspectors of election proof of identity and a letter from your broker or nominee confirming your beneficial ownership of common stock as of the record date. At the appropriate time during the annual meeting, the shareholders present will be asked whether anyone wishes to vote in person. You should raise your hand at this time to receive a ballot to record your vote. Even if you plan to attend the annual meeting, you are encouraged to vote by telephone, Internet or mail so your vote will be counted if you later decide not to attend the annual meeting.

Q:	Will Citizens be required to submit the Citizens Merger Proposal to its shareholders even if the Citizens board of directors has withdrawn or modified its recommendation?

A:	Yes. Unless the merger agreement is terminated before the Citizens special meeting, Citizens is required to submit the Citizens Merger Proposal to its shareholders even if the Citizens board of directors has withdrawn or modified its recommendation, consistent with the terms of the merger agreement. The Citizens board of directors may, however, adjourn or postpone the special meeting in certain circumstances in order to respond to an acquisition proposal, consistent with the terms of the merger agreement.

Q:	Will FirstMerit be required to submit the FirstMerit Merger Proposal to its shareholders even if the FirstMerit board of directors has withdrawn, modified or qualified its recommendation?

A:	Yes. Unless the merger agreement is terminated before the FirstMerit annual meeting, FirstMerit is required to submit the FirstMerit Merger Proposal to its shareholders even if the FirstMerit board of directors has withdrawn or modified its recommendation, consistent with the terms of the merger agreement. The FirstMerit board of directors may, however, adjourn or postpone the annual meeting in certain circumstances in order to respond to an acquisition proposal, consistent with the terms of the merger agreement.

Q:	Is the merger expected to be taxable to Citizens shareholders?

A:	Generally, no. The merger is intended to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and holders of Citizens common stock are not expected to recognize any gain or loss for United States federal income tax purposes on the exchange of shares of Citizens common stock for shares of FirstMerit common stock in the merger, except with respect to any cash received instead of fractional shares of FirstMerit common stock. You should read “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 103 for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the specific tax consequences of the merger to you.

Q:	If I am a holder of Citizens common stock, can I change or revoke my vote?

A:	Yes. If you are a shareholder of record of common stock, you may change your vote and revoke your proxy by:

•	before the meeting, voting by telephone or the Internet at a later time;

•	before the meeting, submitting a properly signed proxy card with a later date;

•	voting in person at the Citizens special meeting subject to proof of identity; or

•

delivering written notice that you wish to revoke your proxy to Thomas W. Gallagher, Secretary, at or before the Citizens special meeting. Mr. Gallagher’s office is located in 328 South Saginaw Street, Flint, Michigan 48502. You must include your control number.

If you hold shares in street name, you must follow your broker’s instructions to change your vote. Any record holder of Citizens common stock, or street name holder with a written proxy from the record holder, entitled to vote in person at the Citizens special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Q:	If I am a FirstMerit shareholder, can I change or revoke my vote?

A:

Yes. If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to FirstMerit’s Corporate Secretary, or by attending the FirstMerit annual meeting in person, notifying the Corporate Secretary, and voting by ballot at the annual meeting. If you have voted your shares through the Internet, you may revoke your prior Internet vote by recording a different vote, or by signing and returning a proxy card dated as of a date that is later than your last Internet vote.

Any shareholder entitled to vote in person at the FirstMerit annual meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying the Corporate Secretary) of a shareholder at the annual meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to: FirstMerit Corporation, III Cascade Plaza, Akron, Ohio 44308, Attn: Corporate Secretary.

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

All shares represented by valid proxies that are received through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card or as instructed via the Internet.

Q:	If I am a Citizens shareholder, do I have appraisal or dissenters’ rights?

A:	No. Under Michigan law, holders of Citizens common stock will not be entitled to exercise any appraisal or dissenters’ rights in connection with any of the proposals being presented to them.

Q:	If I am a FirstMerit shareholder, do I have appraisal or dissenters’ rights?

A:	No. Under Ohio law, holders of FirstMerit common stock will not be entitled to exercise any appraisal or dissenters’ rights in connection with any of the proposals being presented to them.

Q:	If I am a holder of Citizens common stock with shares represented by stock certificates, should I send in my Citizens stock certificates now?

A:	No. You should not send in your Citizens stock certificates at this time. After completion of the merger, FirstMerit will send you instructions for exchanging Citizens stock certificates for the merger consideration. The shares of FirstMerit common stock that Citizens shareholders will receive in the merger will be issued in book-entry form. Please do not send in your stock certificates with your proxy card.

Q:	What should I do if I hold my shares of Citizens common stock in book-entry form?

A:	After the completion of the merger, FirstMerit will send you instructions for exchanging shares of Citizens common stock held in book-entry form for shares of FirstMerit common stock in book-entry form and cash to be paid instead of fractional shares of FirstMerit common stock.

Q:	Can I place my Citizens stock certificate(s) into book-entry form prior to merger?

A:	Yes, Citizens stock certificates can be placed into book-entry form prior to merger. For more information, please contact Kristine Brenner, Director of Investor Relations at Citizens at (810) 257-2506.

Q:	Who can I contact if I cannot locate my Citizens stock certificate(s)?

A:	If you are unable to locate your original Citizens stock certificate(s), you should contact American Stock Transfer & Trust Co. at (877) 627-7020.

Q:	When do you expect to complete the merger?

A:	FirstMerit and Citizens currently expect to complete the merger during the second quarter of 2013. However, they cannot assure you when or if the merger will occur. FirstMerit and Citizens must, among

x

other things, obtain the approvals of Citizens shareholders and FirstMerit shareholders at their respective meetings and the required regulatory approvals described below in “The Merger—Regulatory Approvals Required for the Merger” beginning on page 96.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, holders of Citizens common stock will not receive any consideration for their shares in connection with the merger. Instead, Citizens will remain an independent public company and its common stock will continue to be listed and traded on the Nasdaq. In addition, in certain circumstances, a termination fee may be required to be paid by either Citizens or FirstMerit. See “The Merger Agreement—Termination Fee” beginning on page 123 for a complete discussion of the circumstances under which termination fees will be required to be paid.

Q:	Whom should I call with questions?

A:	Citizens shareholders should contact Kristine Brenner, Director of Investor Relations at Citizens by telephone at (810) 257-2506 or kristine.brenner@citizensbanking.com, or Citizens’ proxy solicitor, toll-free at (877) 777-8133. FirstMerit shareholders should call Thomas O’Malley, Director of Corporate Communications and Investor Relations of FirstMerit, by telephone at (330) 384-7104 or FirstMerit’s proxy solicitor, toll-free at (877) 777-8133.

SUMMARY

This summary highlights the material information from this document. It may not contain all of the information that is important to you. FirstMerit and Citizens urge you to carefully read the entire document and the other documents to which you are referred in order to fully understand the merger and the related transactions, including the risk factors set forth on page 15. See “Where You Can Find More Information” on page 267. Each item in this summary refers to the page of this document on which that subject is discussed in more detail. FirstMerit and Citizens have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

In the Merger, Citizens Shareholders Will Have a Right to Receive 1.37 shares of FirstMerit Common Stock (page 107)

FirstMerit and Citizens are proposing the merger of Citizens and FirstMerit. If the merger is completed, Citizens will merge with and into FirstMerit, with FirstMerit being the surviving corporation and Citizens common stock will no longer be publicly traded. Under the terms of the merger agreement, holders of Citizens common stock will have a right to receive 1.37 shares of FirstMerit common stock for each share of Citizens common stock held immediately prior to the merger. FirstMerit will not issue any fractional shares of FirstMerit common stock in the merger. Instead, a holder of Citizens common stock who otherwise would have received a fraction of a share of FirstMerit common stock will receive an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying the fractional share interest of FirstMerit common stock to which the holder would otherwise be entitled by the aggregate volume weighted average per share price, rounded to two decimal points, of FirstMerit common stock on the Nasdaq as reported by Bloomberg L.P. for the twenty consecutive business days in which shares are traded on the Nasdaq in the period immediately preceding the third business day before the date of the closing of the merger.

Example: If you hold 150 shares of Citizens common stock, you will have a right to receive 205 shares of FirstMerit common stock and a cash payment instead of the 0.5 of a share of FirstMerit common stock that you otherwise would have received.

The merger agreement between FirstMerit and Citizens governs the merger. The merger agreement is included in this document as Appendix A. Please read the merger agreement carefully. All descriptions in this summary and elsewhere in this document of the terms and conditions of the merger are qualified by reference to the merger agreement.

What Holders of Citizens Stock Options, Restricted Shares, Restricted Stock Units and Other Equity-Based Awards Will Receive (page 107)

Upon completion of the merger, each outstanding option to acquire Citizens common stock granted under any Citizens equity plan will convert automatically into an option to purchase a number of shares of FirstMerit common stock equal to the number of shares of Citizens common stock underlying such Citizens stock option immediately prior to the merger multiplied by the exchange ratio (rounded to the nearest whole share), with an exercise price that equals the exercise price of such Citizens stock option or similar right immediately prior to the merger divided by the exchange ratio (rounded to the nearest cent) and otherwise on the same terms and conditions as were in effect immediately prior to the completion of the merger.

At the time of the merger each outstanding restricted stock unit of Citizens common stock, and each common stock equivalent unit denominated in shares of Citizens common stock, whether denominated as restricted stock, salary stock or retainer stock, will be converted automatically into a fully vested right to receive, on the same terms and conditions as were in effect immediately prior to the completion of the merger, a number of shares of FirstMerit common stock equal to the number of shares of Citizens common stock underlying such Citizens stock unit immediately prior to the merger multiplied by the exchange ratio (rounded to the nearest whole share).

Treatment of Citizens TARP Preferred Stock and TARP Warrant in the Merger (page 108)

On February 19, 2013, FirstMerit agreed with the United States Department of the Treasury (the “Treasury”) to purchase from the Treasury each share of Fixed Rate Cumulative Perpetual Preferred Stock Series A (the “Citizens TARP Preferred Stock”) issued and outstanding immediately prior to the merger’s effective time for an aggregate amount equal to (a) the aggregate liquidation preference of the Citizens TARP Preferred Stock plus (b) all accrued, cumulated and unpaid dividends owing by Citizens on the Citizens TARP Preferred Stock. The Treasury has granted to Citizens a proxy to vote all shares of the Citizens TARP Preferred Stock in favor of the merger, subject to a majority of Citizens’ common stock voting in favor of the merger. The purchase of all of the Citizens TARP Preferred Stock is subject to customary closing conditions, including prior Federal Reserve approval, which First Merit is seeking in connection with the Federal Reserve approvals needed for the merger. Unless purchased by Citizens or FirstMerit at or prior to the effective time of the merger, the outstanding warrant (the “Citizens TARP Warrant”) to purchase Citizens common stock, which was issued on December 12, 2008 to the Treasury will be converted into a warrant to purchase FirstMerit common stock, subject to appropriate adjustments to reflect the exchange ratio of 1.37.

The Merger is Intended to Be Tax-Free to Citizens Shareholders as to the Shares of FirstMerit Common Stock They Receive (page 103)

The merger is intended to be treated as a reorganization within the meaning of Section 368(a) of the Code, and it is a condition to the respective obligations of FirstMerit and Citizens to complete the merger that each of FirstMerit and Citizens receive legal opinions to that effect from their respective counsel. Accordingly, the merger generally will be tax-free to you for United States federal income tax purposes as to the shares of FirstMerit common stock you receive in the merger, except for any gain or loss that may result from the receipt of cash instead of fractional shares of FirstMerit common stock that you would otherwise be entitled to receive.

The United States federal income tax consequences described above may not apply to all holders of Citizens common stock. Your tax consequences will depend on your individual situation. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Accounting Treatment of Merger (page 103)

The merger will be accounted for by FirstMerit as a “purchase,” as that term is used under U.S. generally accepted accounting principles, for accounting and financial reporting purposes.

Comparative Market Prices and Share Information (page 106)

FirstMerit common stock is quoted on the Nasdaq under the symbol “FMER.” Citizens common stock is quoted on the Nasdaq under the symbol “CRBC.” The following table shows the closing sale prices of FirstMerit common stock and Citizens common stock as reported on the Nasdaq on September 12, 2012, the last trading day before FirstMerit and Citizens announced the merger, and on February 27, 2013, the last practicable trading day before the distribution of this document. This table also shows the implied value of the merger consideration proposed for each share of Citizens common stock, which was calculated by multiplying the closing price of FirstMerit common stock on those dates by the exchange ratio of 1.37.

	FirstMerit Common Stock	Citizens Common Stock	Implied Value of One Share of Citizens Common Stock
September 12, 2012	$17.16	$19.87	$23.51
February 27, 2013	$15.35	$20.73	$21.03

The market price of FirstMerit common stock and Citizens common stock will fluctuate prior to the merger and the market price of FirstMerit common stock will continue to fluctuate after the merger. Citizens shareholders and FirstMerit shareholders are urged to obtain current market quotations for the shares prior to making any decision with respect to the merger.

RBC Capital Markets Has Provided an Opinion to the FirstMerit Board of Directors Regarding the Merger Consideration (page 84 and Appendix B)

On September 12, 2012, representatives of RBC Capital Markets (“RBCCM”) delivered RBCCM’s oral opinion, subsequently confirmed in writing, to FirstMerit’s board of directors, to the effect that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBCCM set forth therein, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to FirstMerit. The full text of RBCCM’s written opinion, dated as of September 12, 2012, sets forth, among other things, the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBCCM in connection with the opinion, a copy of which is attached as Appendix B to this joint proxy statement/prospectus. RBCCM provided its opinion for the information and assistance of FirstMerit’s board of directors in connection with the merger. All advice and opinions (written or oral) rendered by RBCCM were intended for the use and benefit of FirstMerit’s board of directors in connection with the board of directors’ consideration of the proposed merger.

Opinion of Citizens’ Financial Advisor (page 76 and Appendix C)

At the meeting of the Citizens board of directors on September 12, 2012, J.P. Morgan Securities LLC (“J.P. Morgan”) rendered its oral opinion to the board of directors (which was subsequently confirmed in writing by delivery of J.P. Morgan’s written opinion dated the same date) to the effect that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth in its written opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Citizens common stock.

The full text of the written opinion of J.P. Morgan dated September 12, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limits on the review undertaken in rendering its opinion, is attached as Appendix C to this joint proxy statement/prospectus and is incorporated herein by reference. Citizens shareholders are urged to read this opinion carefully and in its entirety. J.P. Morgan’s written opinion is addressed to the board of directors of Citizens, is directed only to the exchange ratio in the merger and does not constitute a recommendation to any shareholder of Citizens or FirstMerit as to how such shareholder should vote with respect to the merger or any other matter.

The Citizens Board of Directors Recommends that Holders of Citizens Common Stock Vote “FOR” the Citizens Merger Proposal (page 44)

The Citizens board of directors believes that the merger is in the best interests of Citizens and its shareholders and has approved the merger agreement. The Citizens board of directors recommends that holders of Citizens common stock vote “FOR” the Citizens Merger Proposal. For the factors considered by Citizens’ board in deciding to approve the merger agreement, see “The Merger—Citizens’ Reasons for the Merger; Recommendation of the Citizens Board of Directors” beginning on page 71.

The Citizens Board of Directors Recommends that Holders of Citizens Common Stock Vote “FOR” the Citizens Merger-Related Compensation Proposal (page 44)

The Citizens board of directors believes that the compensation to be paid to Citizens’ named executive officers in connection with the merger is in the best interests of Citizens and its shareholders. Approval of this proposal is not a condition to the consummation of the merger and the vote on this proposal will not be binding on Citizens or FirstMerit. The Citizens board of directors recommends that holders of Citizens common stock vote “FOR”, on an advisory basis, the Citizens Merger-Related Compensation Proposal to approve the payment of the compensation to Citizens’ named executive officers in connection with the merger.

The FirstMerit Board of Directors Recommends that FirstMerit Shareholders Vote “FOR” the FirstMerit Merger Proposal (page 35)

The FirstMerit board of directors believes that the merger is in the best interests of FirstMerit and its shareholders and has adopted and approved the merger and the merger agreement. The FirstMerit board of directors recommends that FirstMerit shareholders vote “FOR” the FirstMerit Merger Proposal. For the factors considered by FirstMerit’s board in deciding to adopt and approve the merger agreement, see “The Merger— FirstMerit’s Reasons for the Merger; Recommendation of the FirstMerit Board of Directors” on page 75.

The FirstMerit Board of Directors Recommends that FirstMerit Shareholders Vote “FOR” the FirstMerit Stock Issuance Proposal (page 35)

The FirstMerit board of directors believes that the issuance of FirstMerit common stock is in the best interests of FirstMerit and its shareholders and has adopted and approved the issuance in accordance with the terms of the merger agreement. The FirstMerit board of directors recommends that FirstMerit shareholders vote “FOR” the FirstMerit Stock Issuance Proposal. For the factors considered by FirstMerit’s board in deciding to adopt and approve the issuance of FirstMerit common stock, see “The Merger—FirstMerit’s Reasons for the Merger; Recommendation of the FirstMerit Board of Directors” on page 75.

The FirstMerit Board of Directors Recommends that Holders of FirstMerit Common Stock Vote “FOR” the FirstMerit Merger-Related Compensation Proposal (page 36)

The FirstMerit board of directors believes that the compensation to be paid to FirstMerit named executive officers, if any, in connection with the merger is in the best interests of FirstMerit and its shareholders. Approval of this proposal is not a condition to the consummation of the merger and the vote on this proposal will not be binding on FirstMerit or Citizens. The FirstMerit board of directors recommends that holders of FirstMerit common stock vote “FOR”, on an advisory basis, the FirstMerit Merger-Related Compensation Proposal to approve the payment of the compensation to FirstMerit’s named executive officers in connection with the merger.

Citizens’ Directors and Executive Officers May Receive Additional Benefits from the Merger (page 97)

When considering the information contained in this joint proxy statement/prospectus, including the recommendation of Citizens’ board of directors to vote to approve the merger agreement, Citizens shareholders should be aware that Citizens’ executive officers and members of Citizens’ board of directors may have interests in the merger that are different from, or in addition to, those of Citizens shareholders generally. Citizens’ board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the merger agreement be approved by Citizens’ shareholders. For information concerning these interests, please see the discussion under the caption “The Merger—Interests of Certain Citizens Directors and Executive Officers in the Merger” on page 97.

FirstMerit’s Directors and Executive Officers May Receive Additional Benefits from the Merger (page 99)

When considering the information contained in this joint proxy statement/prospectus, including the recommendation of FirstMerit’s board of directors to vote to adopt the merger agreement, FirstMerit shareholders should be aware that FirstMerit’s executive officers and members of FirstMerit’s board of directors may have interests in the merger that are different from, or in addition to, those of FirstMerit shareholders generally. FirstMerit’s board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the merger agreement be approved by FirstMerit’s shareholders. For information concerning these interests, please see the discussion under the caption “The Merger—Interests of Certain FirstMerit Directors and Executive Officers in the Merger” on page 99.

Holders of Citizens Common Stock Do Not Have Dissenters’ Rights (page 96)

Dissenters’ rights are statutory rights that, if applicable, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are available in only very limited circumstances under the Michigan Business Corporation Act (the “MBCA”). Under the MBCA, the holders of Citizens common stock are not entitled to dissenters’ rights in the merger because shares of Citizens common stock are listed on a national securities exchange. For more information, see “The Merger—Dissenters’ Rights” on page 96.

Holders of FirstMerit Common Stock Do Not Have Dissenters’ Rights (page 96)

Dissenters’ rights are statutory rights that, if applicable, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Under the Ohio Revised Code, shareholders are not entitled to relief as dissenting shareholders if the shares of the corporation for which the dissenting shareholder would otherwise be entitled to relief are listed on a national securities exchange as of the day immediately preceding the date on which the vote on the proposal is taken at the meeting of the shareholders and immediately following the effective time of the merger. Because FirstMerit common stock is listed on the Nasdaq, a national securities exchange, and because the proposed merger otherwise satisfies the foregoing requirements, holders of FirstMerit common stock will not be entitled to dissenters’ appraisal rights in the merger. For more information, see “The Merger—Dissenters’ Rights” on page 96.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 120)

Currently, FirstMerit and Citizens expect to complete the merger during the second quarter of 2013. As more fully described in this document and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, receipt of the requisite approvals of each company’s common shareholders, receipt of the approval of the holder of the Citizens TARP Preferred Stock, the receipt of all required regulatory approvals, the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part and the absence of a stop order or proceedings initiated or threatened in writing by the SEC for that purpose, the absence of any order, decree, judgment, injunction or other ruling by a governmental authority which prevents or prohibits consummation of the merger, the purchase by FirstMerit of the Citizens TARP Preferred Stock, the accuracy of the representations and warranties of Citizens and FirstMerit as of the effective time of the merger, subject to, in most cases, applicable materiality qualifiers, and the receipt of legal opinions by each company regarding the United States federal income tax treatment of the merger.

FirstMerit and Citizens cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page 122)

Citizens and FirstMerit may mutually agree to terminate the merger agreement before completing the merger, even after Citizens shareholder approval and/or FirstMerit shareholder approval, as long as the termination is approved by each of the Citizens and FirstMerit boards of directors.

The merger agreement may also be terminated and the merger abandoned at any time prior to the effective time by either party in the following circumstances:

•

if the merger has not been completed on or before June 12, 2013; provided that such date shall be extended to September 12, 2013 under certain circumstances, unless the failure to complete the merger by that date is primarily due to the breach of the merger agreement by the party seeking to terminate the merger agreement;

•	if there has been a final, non-appealable order, decree, ruling or other action permanently restraining or prohibiting the transactions contemplated by the merger agreement;

•	if the requisite shareholder vote in connection with the merger agreement is not obtained at the FirstMerit shareholder meeting (or any adjournment or postponement thereof);

•

if the requisite shareholder vote in connection with the merger agreement is not obtained at the Citizens shareholder meeting (or any adjournment or postponement thereof) or the requisite Citizens TARP Preferred Stock shareholder vote in connection with the merger agreement is not obtained;

•

if prior to receipt of the other party’s shareholder approval, that other party, its board or any committee of its board (1) withdraws, or modifies or qualifies in a manner adverse to FirstMerit or Citizens, as applicable, or refuses to make, the recommendation that its shareholders approve the merger agreement or adopts, approves, recommends, endorses or otherwise declares advisable certain business combination proposals, (2) fails to oppose or recommends a third-party tender or exchange offer, (3) materially breaches its non-solicitation obligations under the merger agreement in any respect adverse to the non-breaching party, or (4) materially breaches its obligation to call, give notice of, convene and hold its special shareholders’ meeting;

•	in order to enter into an agreement with respect to a third party superior proposal; or

•	if there is a breach of the merger agreement that would result in the failure of any of the closing conditions and cannot or has not been cured by June 12, 2013 (or if extended, September 12, 2013).

Expenses and Termination Fees (page 123)

In general, each of FirstMerit and Citizens will be responsible for its own expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, subject to specific exceptions discussed in this document. Upon termination of the merger agreement under specified circumstances, FirstMerit or Citizens may be required to pay the other party a termination fee of $37.5 million and to reimburse its reasonable out of pocket expenses. See “The Merger Agreement—Termination Fee” beginning on page 123 for a complete discussion of the circumstances under which termination fees will be required to be paid.

Regulatory Approvals Required for the Merger (page 96)

Citizens and FirstMerit have agreed to use their reasonable best efforts to obtain all regulatory approvals, including all antitrust clearances, required to complete the transactions contemplated by the merger agreement. These approvals include approval from or notices to the Board of Governors of the Federal Reserve System, or the Federal Reserve, for the merger of FirstMerit and Citizens, and the Office of the Comptroller of the Currency, or the OCC, for approval of merging Citizens Bank with and into FirstMerit Bank. FirstMerit and Citizens have filed applications and notifications to obtain the required regulatory approvals. FirstMerit has already obtained the consent of the FDIC. Although FirstMerit and Citizens do not know of any reason why they cannot obtain the remaining regulatory approvals in a timely manner, they cannot be certain when or if they will obtain them.

FirstMerit Board of Directors Following Completion of the Merger (page 109)

Upon completion of the merger, the number of directors constituting FirstMerit’s board of directors will be increased by two, to 15 members, and two current directors of Citizens, who are yet to be determined, will be appointed to complete the larger board. Information about the current FirstMerit directors and executive officers can be found in the documents under the heading “FirstMerit SEC Filings” in the section entitled “Where You Can Find More Information” on page 267.

The Rights of Citizens Shareholders Will Change as a Result of the Merger (page 188)

The rights of Citizens shareholders are governed by Michigan law, as well as the Citizens amended and restated articles of incorporation, as amended (which are referred to as the Citizens restated articles), and the Citizens bylaws. After completion of the merger, the rights of former Citizens shareholders who receive FirstMerit common stock in the merger will be governed by Ohio law and FirstMerit’s second amended and restated articles of incorporation, as amended (which are referred to as the FirstMerit articles of incorporation) and the FirstMerit second amended and restated code of regulations (which are referred to as the FirstMerit regulations). This document contains descriptions of the material differences in shareholder rights under the heading “Comparison of Shareholders’ Rights” beginning on page 188.

FirstMerit Will Hold its Annual Meeting on April 5, 2013 (page 32)

The FirstMerit annual meeting will be held on April 5, 2013, at 10:00 a.m., local time, at FirstMerit Tower, 7th Floor, 106 South Main Street, Akron, Ohio 44308. At the annual meeting, FirstMerit shareholders will be asked to:

•	adopt the merger agreement as such agreement may be amended from time to time (the “FirstMerit Merger Proposal”);

•	approve the issuance of the shares of FirstMerit common stock to Citizens shareholders pursuant to the merger agreement (the “FirstMerit Stock Issuance Proposal”);

•	approve, on an advisory basis only, the payment of certain compensation to FirstMerit’s named executive officers in connection with the merger (the “FirstMerit Merger-Related Compensation Proposal”);

•

approve the adjournment of the annual meeting, on one or more occasions, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the annual meeting to approve the foregoing proposal (the “FirstMerit Adjournment Proposal”);

•	adopt a proposal to elect thirteen directors;

•	adopt a proposal to ratify the appointment of Ernst & Young LLP as FirstMerit’s independent registered public accounting firm for the fiscal year ending December 31, 2013;

•	adopt a proposal to approve, on an advisory basis, the compensation of FirstMerit’s named executive officers;

•	adopt a proposal to approve the FirstMerit Corporation 2013 Annual Incentive Plan; and

•	adopt a proposal to transact such other business as may properly come before the meeting or any adjournments thereof.

Record Date. The close of business on February 20, 2013 has been fixed as the record date for determining the FirstMerit shareholders entitled to receive notice of and to vote at the annual meeting. At that time, 109,661,053 shares of FirstMerit common stock were outstanding, held by approximately 7,024 holders of record.

Required Vote. Approval of the FirstMerit Merger Proposal requires the affirmative vote of a majority of the voting power of the outstanding shares of FirstMerit common stock. Therefore, assuming that a quorum is present, your failure to vote or an abstention will have the effect of a vote against the FirstMerit Merger Proposal.

Approval of the FirstMerit Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast on the matter. Therefore, assuming that a quorum is present, your failure to vote or an abstention will have no effect on the FirstMerit Stock Issuance Proposal.

Approval of the FirstMerit Merger-Related Compensation Proposal is a non-binding, advisory vote that requires the affirmative vote by a majority of the votes entitled to vote on the proposal present or represented by proxy at the annual meeting. Abstentions will have the same effect as a vote against the FirstMerit Merger-Related Compensation Proposal, but broker non-votes will have no effect on the outcome of any vote on the FirstMerit Merger-Related Compensation Proposal.

Whether or not a quorum is present, the FirstMerit Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of FirstMerit common stock present or represented at the annual meeting. Abstentions will have the same effect as a vote against a proposal to adjourn the annual meeting, but broker non-votes will have no effect on the outcome of any vote on the FirstMerit Adjournment Proposal.

Election of the director nominees requires the affirmative vote of holders of a plurality of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the annual meeting. Broker non-votes and proxies marked “WITHHOLD AUTHORITY” will not be counted toward the election of directors or toward the election of individual nominees and, thus, will have no effect other than that they will be counted for establishing a quorum.

The proposal to ratify the appointment of FirstMerit’s independent registered public accounting firm requires the affirmative vote of holders of a majority of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the annual meeting. Abstentions will be counted as present and entitled to vote for purposes of this proposal and, thus, will have the same effect as a vote against the proposal. Because the vote to ratify the appointment of Ernst & Young LLP is considered “routine,” your broker or other nominee will be able to vote your shares with respect to this proposal without your instructions.

The proposal to approve the resolution regarding the compensation of FirstMerit’s named executive officers requires the affirmative vote, on an advisory basis only, of holders of a majority of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the annual meeting. Broker non-votes will not be counted for the purpose of determining whether the proposal has been approved. Abstentions will be counted as present and entitled to vote for purposes this proposal and, thus, will have the same effect as a vote against the proposal.

The proposal to approve FirstMerit Corporation’s 2013 Annual Incentive Plan requires the affirmative vote of holders of a majority of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the annual meeting. Broker non-votes will not be counted for the purpose of determining whether the proposal has been approved. Abstentions will be counted as present and entitled to vote for purposes of this proposal and, thus, will have the same effect as a vote against the proposal.

As of the record date, directors and executive officers of FirstMerit had the right to vote 2,430,454 shares of FirstMerit common stock, or approximately 2.22% of the outstanding FirstMerit common stock entitled to be voted at the annual meeting. FirstMerit currently expects that each of these individuals will vote their shares of FirstMerit common stock in favor of the proposals to be presented at the annual meeting.

Citizens Will Hold its Special Meeting on April 5, 2013 (page 41)

The Citizens special meeting will be held on April 5, 2013, at 10:00 a.m., local time, at Citizens’ headquarters, 328 South Saginaw Street, Flint, Michigan 48502. At the special meeting, Citizens shareholders will be asked to:

•	approve the merger agreement as such agreement may be amended from time to time (the “Citizens Merger Proposal”);

•	approve, on an advisory basis only, the payment of certain compensation to Citizens’ named executive officers in connection with the merger (the “Citizens Merger-Related Compensation Proposal”); and

•

approve a proposal granting the Citizens board the right to adjourn, postpone or continue the special meeting, on one or more occasions, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger agreement proposal (the “Citizens Adjournment Proposal”).

Record Date. Only holders of record at the close of business on February 20, 2013 will be entitled to vote at the special meeting. Each share of Citizens common stock is entitled to one vote. As of the record date, there were 40,488,867 shares of Citizens common stock entitled to vote at the special meeting.

Required Vote. Approval of the Citizens Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares entitled to vote at the meeting. Because the required vote is based on the number of shares entitled to vote, an abstention will have the same effect as a vote against the proposal.

The approval of the Citizens Merger-Related Compensation Proposal is a non-binding, advisory vote that requires the affirmative vote by a majority of the votes cast by shareholders, assuming that a quorum is present. An abstention will have no effect on the proposal.

The approval of the Citizens Adjournment Proposal requires the affirmative vote by a majority of the votes cast by shareholders, assuming that a quorum is present. An abstention will have no effect on the proposal.

As of the record date, directors and executive officers of Citizens had the right to vote 560,799 shares of Citizens common stock, or approximately 1.4% of the outstanding Citizens common stock entitled to be voted at the special meeting. Citizens currently expects that each of these individuals will vote their shares of Citizens common stock in favor of the proposals to be presented at the special meeting. FirstMerit holds 20 shares of Citizens common stock as non-discretionary agent. FirstMerit does not control how those shares are voted.

Information about the Companies (page 125)

FirstMerit Corporation

At December 31, 2012, FirstMerit Bank, N.A., FirstMerit’s principal subsidiary, operated a network of 196 banking offices and 203 automated teller machines. Its offices span a total of 24 counties in Ohio (including Ashland, Ashtabula, Crawford, Cuyahoga, Delaware, Erie, Fairfield, Franklin, Geauga, Holmes, Huron, Knox, Lake, Lorain, Lucas, Madison, Medina, Portage, Richland, Seneca, Stark, Summit, Wayne and Wood ), 6 counties in Illinois (including Cook, DuPage, Kane, Lake, McHenry, and Will), and Lawrence County in Pennsylvania. In its principal market in Northeastern Ohio, FirstMerit serves nearly 437,000 retail households and commercial businesses in the 16th largest consolidated metropolitan statistical area in the United States by population (which combines the primary metropolitan statistical areas for Cleveland-Elyria-Mentor, Akron, and Ashtabula Ohio). FirstMerit also operates 44 branches in the Chicago, Illinois area, which is the third largest metropolitan statistical area in the United States by population (the Chicago-Naperville-Joliet, IL-IN-WI area) with a population of over 9.7 million, where it serves approximately 53,000 retail households and commercial businesses. FirstMerit and its direct and indirect subsidiaries had 2,836 employees at December 31, 2012. The principal executive offices of FirstMerit are located at III Cascade Plaza, Akron, Ohio 44308, and its telephone number is (330) 996-6300.

FirstMerit operates primarily through FirstMerit Bank and its other subsidiaries, providing a wide range of banking, fiduciary, financial, insurance and investment services to corporate, institutional and individual customers throughout Ohio, Western Pennsylvania and Chicago, Illinois.

Additional information about FirstMerit and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 267.

Citizens Republic Bancorp, Inc.

Citizens is a diversified banking and financial services company that provides a full range of banking, financial services and wealth management services to individuals and businesses through its subsidiary, Citizens Bank. Citizens conducts operations through 219 offices and 248 ATM locations throughout Michigan, Wisconsin, and Ohio. As of December 31, 2012, Citizens’ total assets were approximately $9.6 billion and its total shareholders’ equity was approximately $1.4 billion. The principal executive offices of Citizens are located at 328 South Saginaw Street, Flint, Michigan 48502, and its telephone number is (810) 766-7500.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FIRSTMERIT

Set forth below are highlights from FirstMerit’s consolidated financial data as of and for the years ended December 31, 2008 through December 31, 2012. In the opinion of FirstMerit management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with FirstMerit’s consolidated financial statements and related notes included in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 267. You should not assume the results of operations for any past periods indicate results for any future period.

	Years ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share data)
Results of Operations
Interest income	$510,683	$538,256	$542,370	$459,527	$553,826
Conversion to fully-tax equivalent	11,158	9,687	9,082	6,869	5,976

Interest income*	521,841	547,943	551,452	466,396	559,802
Interest expense	38,853	58,629	83,851	110,763	197,637

Net interest income*	482,988	489,314	467,601	355,633	362,165
Provision for loan losses	54,698	74,388	88,215	98,433	58,603

Net interest income after provision for loan losses*	428,290	414,926	379,386	257,200	303,562
Other income	223,604	224,757	212,556	210,301	201,436
Other expenses	453,613	464,345	442,860	352,817	330,633

Income before federal income taxes*	198,281	175,338	149,082	114,684	174,365
Federal income taxes	53,017	46,093	37,091	25,645	48,904
Fully-tax equivalent adjustment	11,158	9,687	9,082	6,869	5,976

Federal income taxes*	64,175	55,780	46,173	32,514	54,880

Net income	$134,106	$119,558	$102,909	$82,170	$119,485

Per share:
Basic net income**	$1.22	$1.10	$1.02	$0.90	$1.46
Diluted net income**	$1.22	$1.10	$1.02	$0.90	$1.46
Cash dividends	$0.64	$0.64	$0.64	$0.77	$1.16
Performance Ratios
Return on total average assets	0.92%	0.82%	0.76%	0.76%	1.13%
Return on average common shareholders’ equity	8.34%	7.72%	7.82%	8.09%	12.76%
Net interest margin—tax-equivalent basis	3.69%	3.84%	3.98%	3.58%	3.72%
Efficiency ratio	64.28%	65.74%	64.76%	62.95%	58.78%
Book value per common share	$15.00	$14.33	$13.86	$12.25	$11.58
Average shareholders’ equity to total average assets	11.00%	10.68%	9.73%	9.73%	8.87%
Dividend payout ratio	52.46%	58.18%	62.75%	85.56%	79.45%
Balance Sheet Data
Total assets (at year end)	$14,913,012	$14,441,702	$14,134,714	$10,539,902	$11,100,026
Long-term debt (at year end)	136,883	203,462	326,007	740,105	1,344,195
Daily averages:
Total assets	$14,620,627	$14,495,330	$13,524,351	$10,794,350	$10,549,442
Earning assets	13,072,691	12,728,724	11,756,985	9,925,234	9,729,909
Deposits and other funds	12,679,543	12,637,139	11,868,245	9,475,734	9,424,132
Shareholders’ equity	1,608,108	1,548,353	1,315,621	1,049,925	936,088

*	Fully tax-equivalent basis
**	Average outstanding shares and per share data restated to reflect the effect of stock dividends declared April 28, 2009 and August 20, 2009.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF CITIZENS

Set forth below are highlights from Citizens consolidated financial data as of and for the years ended December 31, 2008 through December 31, 2012. In the opinion of Citizens management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Citizens’ consolidated financial statements and related notes for the year ended December 31, 2012 which appear in this document under the heading “Index to Citizens Financial Statements” on page F-1. You should not assume the results of operations for any past periods indicate results for any future period.

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share data)
Results of Operations:
Interest income	$371,928	$407,819	$484,444	$553,410	$684,899
Conversion to fully-tax equivalent	6,074	7,482	10,582	15,574	17,444

Interest income*	378,002	415,301	495,026	568,984	702,343
Interest expense	71,156	94,709	155,380	242,961	341,860

Net interest income*	306,846	320,592	339,646	326,023	360,483
Provision for loan losses	23,204	138,808	392,882	323,820	280,961

Net interest income (loss) after provision for loan losses*	283,642	181,784	(53,236)	2,203	79,522
Other income	92,320	95,257	94,659	63,133	96,577
Other expenses	270,622	283,150	307,087	585,139	482,312

Income (loss) before federal income taxes*	105,340	(6,109)	(265,664)	(519,803)	(306,213)

Federal income taxes	(273,009)	(20,258)	12,858	(29,633)	70,970
Fully-tax equivalent adjustment	6,074	7,482	10,582	15,574	17,444

Federal income taxes*	(266,935)	(12,776)	23,440	(14,059)	88,414

Net income (loss) from continuing operations	372,275	6,667	(289,104)	(505,744)	(394,627)
(Loss) income from discontinued operations (net of income tax)	—	—	(3,821)	(8,469)	1,575

Net income (loss)	372,275	6,667	(292,925)	(514,213)	(393,052)
Deemed dividend on convertible preferred stock	—	—	—	—	(11,737)
Dividend on redeemable preferred stock	(24,347)	(22,985)	(21,685)	(19,777)	(227)

Net income (loss) attributable to common shareholders	$347,928	$(16,318)	$(314,610)	$(533,990)	$(405,016)

Per Share:
Income (loss) from continuing operations:
Basic net income	$8.61	$(0.41)	$(7.89)	$(27.11)	$(43.20)

Diluted net income	$8.61	$(0.41)	$(7.89)	$(27.11)	$(43.20)

Income (loss) from discontinued operations:
Basic net income	$—	$—	$(0.10)	$(0.44)	$0.17

Diluted net income	$—	$—	$(0.10)	$(0.44)	$0.17

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share data)
Net income (loss):
Basic net income	$8.61	$(0.41)	$(7.99)	$(27.55)	$(43.03)

Diluted net income	$8.61	$(0.41)	$(7.99)	$(27.55)	$(43.03)

Cash dividends	$—	$—	$—	$—	$2.90

TARP dividends paid	$—	$—	$—	$19,777	$277
TARP dividends accrued, unpaid	48,534	31,546	15,375	—	—
Deemed dividend on convertible preferred stock	—	—	—	—	11,737

Performance Ratios:
Return on total average assets	3.89%	0.07%	(2.66)%	(4.24)%	(3.04)%
Return on average common shareholders’ equity	40.82	0.94	(30.28)	(43.02)	(26.14)
Net interest margin—tax-equivalent basis	3.56	3.58	3.31	2.90	3.10
Efficiency ratio	65.75	63.05	67.73	74.21	62.61
Book value per common share	26.62	18.24	18.47	26.85	105.97
Average shareholders’ equity to total average assets	12.55	10.28	11.18	11.91	12.07
Dividend payout ratio	—	—	—	—	(0.07)

Balance Sheet Data
Total assets (at year end)	$9,586,683	$9,462,849	$9,965,645	$11,595,670	$12,724,678
Long-term debt (at year end)	850,910	854,185	1,032,689	1,512,987	2,193,066
Daily averages:
Total assets	9,570,133	9,669,597	10,997,062	12,126,968	12,911,620
Earning assets	8,628,907	8,946,187	10,272,769	11,237,214	11,600,954
Deposits and other funds	7,315,842	7,582,742	8,282,629	8,509,676	8,351,683
Shareholders’ equity	1,200,867	993,761	1,229,945	1,444,733	1,558,414

*	Fully tax-equivalent basis.

UNAUDITED SELECTED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table shows unaudited pro forma financial information about the financial condition and results of operations, including per share data, after giving effect to the merger, the planned conversion of the Citizens TARP Preferred Stock, the planned payment in full of the accrued interest on the Citizens junior subordinated debentures associated with the Citizens Trust Preferred Securities and the issuance by FirstMerit of preferred equity and debt. The unaudited pro forma financial information assumes that the merger is accounted for under the purchase method of accounting, and that the assets and liabilities of Citizens will be recorded by FirstMerit at their respective fair values as of the date the merger is completed. The unaudited pro forma condensed combined balance sheet gives effect to the transactions as if the transactions had occurred on December 31, 2012. The unaudited pro forma condensed combined income statements for the year ended on December 31, 2012 and the year ended December 31, 2011 give effect to the transactions as if the transactions had become effective at January 1, 2011. The unaudited selected pro forma combined financial information has been derived from and should be read in conjunction with the consolidated financial statements and the related notes of FirstMerit, which are incorporated in this document by reference, the consolidated financial statements and the related notes of Citizens, which are included elsewhere in this document, and the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, appearing elsewhere in this document. See “Where You Can Find More Information” on page 267, “Index to Citizens Financial Statements” on page F-1 and “Unaudited Pro Forma Condensed Combined Financial Information” on page 53.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of each period presented, nor the impact of possible business model changes. The unaudited pro forma condensed combined financial information also does not consider any potential effects of changes in market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors. In addition, as explained in more detail in the accompanying notes to the “Unaudited Pro Forma Condensed Combined Financial Information” on page 53, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.

(in thousands)	Year Ended December 31, 2012	Year Ended December 31, 2011
Income Statement
Net interest income	$797,130	$817,265
Provision for loan losses	77,902	213,196

Net interest income after provision for loan losses	719,228	604,069
Other income	315,924	320,014
Other expense	732,375	755,635

Income before income tax expense	302,777	168,448
Income tax expense (benefit)	(214,584)	31,243

Net income	517,361	137,205
Preferred stock dividends	(5,875)	(5,875)

Net income to common shareholders	$511,486	$131,330

	As of December 31, 2012
Balance Sheet
Cash and cash equivalents	$614,484
Net loans	14,537,865
Total Assets	24,341,250
Deposits	18,964,210
Borrowings	2,494,726
Total Shareholders Equity	2,588,802

SELECTED COMPARATIVE PER SHARE DATA (UNAUDITED)

The following table sets forth the basic earnings, diluted earnings, cash dividends and book value per common share data for FirstMerit and Citizens on a historical basis and on a pro forma combined basis, as of and for the twelve months ended December 31, 2012, and as of and for the twelve months ended December 31, 2011. The pro forma data was derived by combining the historical consolidated financial information of FirstMerit and Citizens using the purchase method of accounting for business combinations and assumes the transaction is completed as contemplated. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the transactions had been effective on the dates presented, in the case of the book value data, and as if the transactions had become effective on January 1, 2011, in the case of the earnings per share and dividends declared data. The unaudited pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting and represent a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of Citizens at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analysis are performed. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information on page 53.

FirstMerit Pro Forma Per Share	FirstMerit As Reported	Citizens As Reported	Pro Forma Combined FirstMerit(1)	Pro Forma Equivalent Per Share Information(2)
Income (loss) for the year ended December 31, 2012:
Basic earnings per share	$1.22	$8.61	$3.13	$4.29
Diluted earnings per share	1.22	8.61	3.13	4.29
Cash Dividends(3)	0.64	0.00	0.64	0.88
Book value per common share as of December 31, 2012(4)	15.00	26.62	15.09	20.67

Income (loss) for the year ended December 31, 2011:
Basic earnings per share	$1.10	$(0.41)	$0.81	$1.11
Diluted earnings per share	1.10	(0.41)	0.81	1.11
Cash Dividends(3)	0.64	0.00	0.64	0.88
Book value per common share as of December 31, 2011(4)	14.33	18.24	9.52	13.05

(1)	Pro forma earnings per share are based on pro forma combined net income and pro forma combined shares outstanding at the end of the period.
(2)	Calculated based on pro forma combined multiplied by the applicable exchange ratio of 1.37.
(3)	Pro forma dividends per share represent FirstMerit’s historical dividends per share.
(4)	Calculated based on pro forma combined equity and pro forma combined common shares outstanding at the end of period.

The warrant to purchase 1.8 million shares of Citizens’ common stock at a strike price of $25.60 per share was not included in the computation of diluted EPS because it was antidilutive.

RISK FACTORS

In addition to the other information included and incorporated by reference in this document, Citizens shareholders should consider the matters described below in determining whether to approve the merger agreement and FirstMerit shareholders should consider the matters described below in determining whether to adopt the merger agreement and to approve the issuance of the shares of FirstMerit common stock in connection therewith.

Risks Associated with the Merger

Because the market price of FirstMerit common stock will fluctuate, the market value of the merger consideration paid to Citizens shareholders will fluctuate.

Upon completion of the merger, each share of Citizens common stock will be converted into merger consideration consisting of 1.37 shares of FirstMerit common stock. The market value of the merger consideration may vary from the closing price of FirstMerit common stock on the announcement date of the merger, on the date that this document was mailed to Citizens shareholders, on the date of the special meeting of the Citizens shareholders, on the date the merger is completed and thereafter. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the financial services industry and its outlook and changes in the respective businesses, operations and prospects, and regulatory situation of FirstMerit and Citizens. Many of these factors are beyond the control of FirstMerit and Citizens. Any change in the market price of FirstMerit common stock prior to completion of the merger will affect the market value of the merger consideration that Citizens shareholders will receive upon completion of the merger. Accordingly, at the time of the Citizens special meeting, Citizens shareholders will not know or be able to calculate the market value of the merger consideration they would receive upon completion of the merger. Neither company is permitted to terminate the merger agreement or resolicit the vote of Citizens shareholders solely because of changes in the market prices of either company’s stock. There will be no adjustment to the merger consideration for changes in the market price of either shares of FirstMerit common stock or shares of Citizens common stock. You should obtain current market quotations for shares of FirstMerit common stock and for shares of Citizens common stock before you vote.

FirstMerit may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on FirstMerit’s ability to realize the anticipated benefits and cost savings from combining the businesses of FirstMerit and Citizens and to combine the businesses of FirstMerit and Citizens in a manner that permits growth opportunities and cost savings to be realized without materially disrupting the existing customer relationships of Citizens nor decreasing revenues due to loss of customers. However, to realize these anticipated benefits and cost savings, FirstMerit must successfully combine the businesses of FirstMerit and Citizens. If FirstMerit is not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

FirstMerit and Citizens have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. The anticipated cost savings from the merger are largely expected to derive from the absorption by FirstMerit of many of Citizens’ back-office and other duplicative administrative functions. It is possible that the integration process could result in the loss of key employees who may then receive severance benefits, the disruption of each company’s ongoing business that adversely affects FirstMerit’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also require significant management attention and resources that will not be available for normal operations. In addition, the merger and integration will result in FirstMerit entering several markets where it does not currently have a meaningful presence and could result in deposit and other customer losses. An expected benefit from the merger is an expected increase in the revenues of the combined company from anticipated sales of FirstMerit’s wider variety of financial products and services, and from increased lending out of the combined company’s larger capital base and legal lending limits. An inability to successfully market FirstMerit’s products to Citizens’ customer base could cause the earnings of the combined company to be less than anticipated. Integration matters and the transition to FirstMerit could have an adverse effect on each of Citizens and FirstMerit during the pre-merger transition period and on FirstMerit for an undetermined period after consummation of the merger.

The market price of FirstMerit common stock after the merger may be affected by factors different from those currently affecting the shares of Citizens or FirstMerit common stock.

The businesses of FirstMerit and Citizens differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of FirstMerit and Citizens. For a discussion of the businesses of FirstMerit and Citizens and of certain factors to consider in connection with those businesses, see “—Risks Associated with Citizens’ Business” beginning on page 19 and the documents incorporated by reference in this document and referred to under “Where You Can Find More Information” beginning on page 267 and under “Information About Citizens” beginning on page 126.

The merger agreement limits FirstMerit’s and Citizens’ ability to pursue an alternative acquisition proposal and requires FirstMerit or Citizens to pay a termination fee of $37.5 million under limited circumstances relating to alternative acquisition proposals.

The merger agreement prohibits FirstMerit and Citizens from soliciting, initiating, or encouraging certain alternative acquisition proposals with any third party, subject to exceptions set forth in the merger agreement. See “The Merger Agreement—Agreement Not to Solicit Other Offers” on page 117. The merger agreement also provides for the payment by FirstMerit or Citizens of a termination fee in the amount of $37.5 million in the event that the other party terminates the merger agreement for certain reasons. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Citizens or FirstMerit from considering or proposing such an acquisition. See “Merger Agreement—Termination Fee” on page 123.

FirstMerit and Citizens have not obtained updated fairness opinions from RBCCM and J.P. Morgan, respectively, reflecting changes in circumstances that may have occurred since the signing of the merger agreement.

FirstMerit and Citizens have not obtained updated opinions as of the date of this document from RBCCM and J.P. Morgan, which are FirstMerit’s and Citizens’ respective financial advisors, regarding the fairness, from a financial point of view, of the exchange ratio under the merger agreement. Changes in the operations and prospects of FirstMerit or Citizens, general market and economic conditions and other factors which may be beyond the control of FirstMerit and Citizens, and on which the fairness opinions were based, may have altered the value of FirstMerit or Citizens or the prices of shares of FirstMerit common stock and shares of Citizens common stock as of the date of this document, or may alter such values and prices by the time the merger is completed. The opinions do not speak as of any date other than the dates of those opinions and therefore will not address fairness of the exchange ratio, from a financial point of view, at the time the merger is completed. For a description of the opinions that FirstMerit and Citizens received from their respective financial advisors, please refer to “The Merger—Opinion of FirstMerit’s Financial Advisor” beginning on page 84 and “The Merger—Opinion of Citizens’ Financial Advisor” beginning on page 76. For a description of the other factors considered by FirstMerit’s board of directors in determining to approve the merger, please refer to “The Merger—FirstMerit’s Reasons for the Merger; Recommendation of the FirstMerit Board of Directors” beginning on page 75. For a description of the other factors considered by Citizens’ board of directors in determining to approve the merger, please refer to “The Merger—Citizens’ Reasons for the Merger; Recommendation of the Citizens Board of Directors” beginning on page 71.

The merger is subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on the combined company following the merger.

Before the merger may be completed, various approvals or consents must be obtained from regulatory authorities. These regulatory authorities, including the Federal Reserve and the Comptroller of the Currency, may impose conditions on the completion of the merger or require changes to the terms of the merger. Such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of the combined company following the merger, any of which might have an adverse effect on the combined company following the merger. The Comptroller of the Currency’s approval of the merger of FirstMerit Bank and Citizens Bank is a condition to the merger of FirstMerit and Citizens.

If the merger is not completed, FirstMerit and Citizens will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of FirstMerit and Citizens has incurred substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, FirstMerit and Citizens would have to recognize these expenses without realizing the expected benefits of the merger.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the market price of FirstMerit common stock or Citizens common stock to decline.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and approvals of the FirstMerit and Citizens shareholders. If any condition to the merger is not satisfied or waived, to the extent permitted by law, including the absence of any materially burdensome condition in the regulatory approvals, the merger will not be completed. In addition, FirstMerit and Citizens may terminate the merger agreement under certain circumstances even if the merger is approved by Citizens and FirstMerit shareholders, including but not limited to if the merger has not been completed on or before June 12, 2013. If FirstMerit and Citizens do not complete the merger, the market price of FirstMerit common stock or Citizens common stock may decline to the extent that the current market prices of those shares reflect a market assumption that the merger will be completed. In addition, neither company would realize any of the expected benefits of having completed the merger. If the merger is not completed, additional risks could materialize, which could materially and adversely affect the business, financial results, financial condition and stock prices of FirstMerit or Citizens. For more information on closing conditions to the merger agreement, see the section entitled “Merger Agreement—Conditions to Complete the Merger” on page 120.

Neither Citizens shareholders nor FirstMerit Shareholders have dissenters’ appraisal rights in the merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Under the Ohio Revised Code, shareholders are not entitled to relief as dissenting shareholders if the shares of the corporation for which the dissenting shareholder would otherwise be entitled to relief are listed on a national securities exchange as of the day immediately preceding the date on which the vote on the proposal is taken at the meeting of the shareholders, and the consideration to be received by the shareholders consists of shares and cash in lieu of fractional shares that, immediately following the effective time of the merger, are listed on a national securities exchange and for which no proceedings are pending to delist the shares from the national securities exchange as of the effective time of the merger. Under the Michigan Business Corporation Act, a shareholder may not dissent from a merger as to shares that are listed on a national securities exchange on the record date fixed to vote on the corporate action, or from a merger in which shareholders receive cash, nationally listed shares on the effective date of the merger, or any combination of cash and those shares.

Because Citizens common stock and FirstMerit common stock are listed on the Nasdaq, a national securities exchange, and because the proposed merger otherwise satisfies the foregoing requirements, neither holders of Citizens common stock nor holders of FirstMerit common stock will be entitled to dissenters’ appraisal rights in the merger with respect to their shares of Citizens common stock and FirstMerit common stock, respectively.

Certain of Citizens’ directors and executive officers have interests in the merger that may differ from the interests of Citizens’ shareholders including, if the merger is completed, the receipt of financial and other benefits.

Some of Citizens’ executive officers and directors have interests in the merger that are different from the interests of Citizens’ shareholders generally. Upon completion of the merger, all Citizens’ restricted shares and restricted stock units granted under Citizens’ stock plans will vest or become free of restriction as the case may be, in accordance with their terms and then will convert into or be settled in FirstMerit common stock on the same basis as other shares of Citizens common stock. For more information, see “The Merger—Interests of Certain Citizens Directors and Executive Officers in the Merger.” Pursuant to the terms of the merger agreement, after the closing of the merger and the repayment of the Citizens TARP Preferred Stock, FirstMerit is obligated under the merger agreement to execute new change in control agreements with each of the former Citizens executive officers that replace the agreements previously executed by Citizens. For a description of the agreements to be entered into by FirstMerit, see “Advisory (Non-Binding) Vote on Certain Merger-Related Compensation for Citizens Named Executive Officers—New Change in Control Agreements.”

In addition, pursuant to the terms of the merger agreement, on or prior to the closing of the merger, two new directorships on FirstMerit’s board of directors will be filled with persons selected by the board of directors of Citizens from among its members and who are reasonably acceptable to the FirstMerit board. These two directors will receive compensation in accordance with the policies of FirstMerit.

Certain of FirstMerit’s directors and executive officers have interests in the merger that may differ from the interests of FirstMerit’s shareholders including, if the merger is completed, the receipt of financial and other benefits.

FirstMerit’s executive officers and directors have interests in the merger that are in addition to, and may be different from, the interests of FirstMerit shareholders generally. These interests include acceleration of vesting and payouts of their FirstMerit equity compensation awards, the right to potentially receive cash severance payments and other benefits under executive displacement agreements. See “The Merger—Interests of Certain FirstMerit Directors and Executive Officers in the Merger” beginning on page 99 for a discussion of these interests.

The shares of FirstMerit common stock to be received by Citizens shareholders as a result of the merger will have different rights from the shares of Citizens common stock.

Upon completion of the merger, Citizens shareholders will become FirstMerit shareholders and their rights as shareholders will be governed by the FirstMerit articles of incorporation and the FirstMerit regulations. The rights associated with Citizens common stock are different from the rights associated with FirstMerit common stock. Please see “Comparison of Shareholders’ Rights” beginning on page 188 for a discussion of the different rights associated with FirstMerit common stock.

Risks Associated with Citizens’ Business

Citizens faces the risk that loan losses, including unanticipated loan losses due to changes in loan portfolios, fraud and economic factors, could exceed the allowance for loan losses and that additional increases in the allowance will be required. Additions to the allowance for loan losses would cause Citizens’ operating results to decline and could have a negative impact on its capital and financial position.

Making loans is an essential element of Citizens’ business, and there is a risk that customer loans will not be repaid. The risk of nonpayment is affected by a number of factors, including:

•	the duration of the loan;

•	credit risks of a particular borrower;

•	changes in economic and industry conditions; and

•

in the case of a collateralized loan, the potential inadequacy of the value of the collateral in the event of default, such as has resulted from the deterioration in commercial and residential real estate values.

Citizens attempts to maintain an appropriate allowance for loan losses to provide for probable losses inherent in its loan portfolio. Citizens periodically determines the amount of the allowance based on consideration of several factors including, among others, the ongoing review and grading of the loan portfolio, consideration of past loan loss experience as well as that of the banking industry, trends in past due and nonperforming loans, risk characteristics of the various classifications of loans, existing economic conditions, the fair value of underlying collateral, the size and diversity of individual credits, and other qualitative and quantitative factors which could affect probable credit losses. Citizens determines the amount of the allowance for loan losses by considering these factors and by using estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on its historical loss experience with additional qualitative factors for various issues, and estimates of necessary reserves for special situations that are unique to the measurement period such as anticipated problem loan resolution activities, along with consideration of current economic trends and conditions, all of which are susceptible to significant change and are inherently subjective. Because current economic conditions can change and future events are inherently difficult to predict, the anticipated amount of estimated loan losses, and therefore the adequacy of the allowance, could change significantly.

A significant portion of Citizens’ loan portfolio is secured by commercial and residential real estate. These portfolios are comprised of borrowers primarily located in Michigan, Wisconsin, and Northern Ohio. While the overall economy continues to improve, the Michigan and Northern Ohio markets in particular have been adversely affected by job losses, declines in real estate value, declines in home sale volumes, and declines in new home building during the recent recession. The credit performance of loans secured by commercial income producing properties were negatively affected by tenant losses and reduced rental rates, contributing to the decline in values associated with the income producing loan portfolio. Citizens may suffer further losses in these segments if its efforts to limit losses through execution of prudent workout strategies are unsuccessful. Although Citizens does not engage in subprime lending, the credit performance of its residential mortgage portfolio has been negatively impacted by borrowers’ loss of, or reduction in, income.

Increased stress on borrowers’ cash flow due to job loss, reduced rental income, higher interest rates or other factors could lead to even higher payment delinquencies and defaults. Declines in real estate values could lead to higher loss severity. Although Citizens’ most significant loan losses to date have been concentrated in its commercial real estate and residential mortgage loan portfolios, adverse economic conditions could negatively affect other portions of its loan portfolio.

There is no precise method of predicting loan losses, and therefore Citizens always faces the risk that charge-offs in future periods will exceed its allowance for loan losses or that additional increases in the allowance for loan losses will otherwise be required. Additions to the allowance for loan losses would cause operating results to decline in the period(s) in which such additions occur and could also have a material adverse impact on Citizens’ capital and financial position.

Citizens’ core lending and other businesses have been adversely affected by the historic weakness in the national and regional economies in which it operates, particularly Michigan. Citizens’ ability to generate earnings and maintain regulatory capital ratios at acceptable levels at its holding company and bank depends substantially on developments in those economies. Also, Citizens’ potential inability to comply with applicable laws, regulations and regulatory policies or standards due to the effects of these conditions on its results of operations and financial condition may result in heightened regulatory scrutiny and require it to take actions to protect depositors that are not in the best interests of its shareholders.

While the Michigan economy is showing increasing signs of stability, economic growth has been slow. With historic weaknesses in the economy nationally and particularly in Citizens’ primary markets, and the effect of this weakness on unemployment rates and the value of real estate collateralizing many of its loans, Citizens has incurred substantial losses in previous years and its capital levels have been adversely affected. These effects have, in turn, hampered its ability to comply with various standards and policies of its various banking regulators which are intended primarily for the protection of depositors and the FDIC, not shareholders or holders of subordinated debt or trust preferred securities. Any failure to comply with laws, regulations, or regulatory policies or standards could also result in heightened regulatory scrutiny and in further sanctions by regulatory agencies (such as a memorandum of understanding, a written supervisory agreement or a cease and desist order), civil money penalties and/or reputation damage. Any of these consequences could restrict Citizens’ ability to operate or expand its business, could require it to raise additional capital, sell assets or take other actions on terms that are not advantageous to it or its shareholders and could have a material adverse effect on its business, financial condition, results of operations, and stock price.

Citizens’ business may be adversely affected by the highly regulated environment in which it operates. Changes in applicable laws, regulations, and regulatory practices at either the federal or state level may result in the imposition of additional costs or restrict Citizens’ ability to operate its business in the manner most beneficial to shareholders.

The banking industry is heavily regulated, and such regulations are intended primarily for the protection of depositors and the federal deposit insurance funds, not shareholders or holders of subordinated debt or trust preferred securities. As a bank holding company, Citizens is subject to regulation by the Federal Reserve Board of Governors.

Citizens Bank is subject to federal regulation primarily by the Federal Reserve Board of Governors and is also subject to regulation by the Michigan Office of Financial and Insurance Regulation. These regulations affect lending practices, capital structure, investment practices, dividend policy and growth. Citizens Bank also engages in providing investment management and insurance brokerage services, which industries are also heavily regulated on both a state and federal level.

Various legislative and regulatory initiatives have been introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. Citizens cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any impending regulations, would have on its financial condition and results of operations. A change in statutes, regulations or regulatory policies applicable to Citizens could subject it to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-

banks to offer competing financial services and products, among other things, any of which could have a material effect on its business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) has and will continue to significantly change bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years.

The new Bureau of Consumer Financial Protection, created pursuant to the Dodd-Frank Act, has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. Additionally, the Bureau of Consumer Financial Protection has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets.

Proposals for further regulation of the financial services industry are continually being introduced in the Congress of the United States of America. The agencies regulating the financial services industry also periodically adopt changes to their regulations. It is possible that additional legislative proposals may be adopted or regulatory changes may be made that would have an adverse effect on Citizens’ business.

In addition, changes in laws, regulations and regulatory practices affecting the financial services industry, such as those relating to the Dodd-Frank Act and Basel III, among others, could subject Citizens to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could also result in heightened regulatory scrutiny and in sanctions by regulatory agencies (such as a memorandum of understanding, a written supervisory agreement or a cease and desist order), civil money penalties and/or reputation damage. Any of these consequences could restrict Citizens’ ability to expand its business or could require it to raise additional capital or sell assets on terms that are not advantageous to Citizens or its shareholders and could have a material adverse effect on its business, financial condition and results of operations. While Citizens has policies and procedures designed to prevent any such violations, such violations may occur despite its best efforts.

While Citizens attempts to manage the risk from changes in market interest rates, interest rate risk management techniques are not exact. In addition, Citizens may not be able to economically hedge its interest rate risk. A rapid or substantial increase or decrease in interest rates could adversely affect its net interest income and results of operations.

Citizens’ ability to generate net income depends primarily upon its net interest income. Net interest income is income that remains after deducting, from total income generated by earning assets, the interest expense attributable to the acquisition of the funds required to support earning assets. Income from earning assets includes income from loans, investment securities and short-term investments. The amount of interest income is dependent on many factors including the volume of earning assets, the general level of interest rates, the dynamics of the change in interest rates and the levels of nonperforming loans. The cost of funds varies with the amount of funds necessary to support earning assets, the rates paid to attract and hold deposits, rates paid on borrowed funds and the levels of noninterest-bearing demand deposits and equity capital.

Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. Citizens expects that it will periodically experience “gaps” in the interest rate sensitivities of its assets and liabilities. That means either Citizens’ interest-bearing liabilities will be more sensitive to changes in market interest rates than its interest earning assets, or vice versa. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets, an increase in market rates of interest could reduce net interest income. Likewise, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income. Citizens is unable to predict changes in market interest rates which are affected by many factors beyond its control including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets. Net interest income is not only affected by the level and direction of interest rates, but also by the shape of the yield curve, relationships between interest sensitive instruments and key driver rates, as well as balance sheet growth, client loan and deposit preferences and the timing of changes in these variables.

Citizens attempts to manage risk from changes in market interest rates, in part, by controlling the mix of interest rate-sensitive assets and interest rate-sensitive liabilities. Citizens continually reviews its interest rate risk position and modifies its strategies based on projections to minimize the impact of future interest rate changes. Citizens also uses derivative financial instruments to modify its exposure to changes in interest rates. However, interest rate risk management techniques are not exact. A rapid increase or decrease in interest rates could adversely affect results of operations and financial performance.

The negative economic effects caused by terrorist attacks, including cyber attacks, potential attacks and other destabilizing events would likely contribute to the deterioration of the quality of Citizens’ loan portfolio and could reduce its customer base, level of deposits, and demand for its financial products such as loans.

High inflation, natural disasters, acts of terrorism, including cyber attacks, an escalation of hostilities or other international or domestic occurrences, and other factors could have a negative impact on the economy of the Upper Midwest regions in which Citizens operates. An additional economic downturn in its markets would likely contribute to the deterioration of the quality of Citizens’ loan portfolio by impacting the ability of its customers to repay loans, the value of the collateral securing loans, and may reduce the level of deposits in its bank and the stability of its deposit funding sources. An additional economic downturn could also have a significant impact on the demand for Citizens’ products and services. The cumulative effect of these matters on Citizens’ results of operations and financial condition would likely be adverse and material.

If Citizens is unable to continue to attract and retain core deposits, to obtain third party financing on favorable terms, or to have access to interbank or other liquidity sources (as a result of rating agency downgrades or other market factors), Citizens’ cost of funds will increase, adversely affecting the ability to generate the funds necessary for lending operations, reducing net interest margin and negatively affecting results of operations.

Citizens Bank derives liquidity through core deposit growth, maturity of money market investments, and maturity and sale of investment securities and loans. Additionally, Citizens Bank has access to financial market borrowing sources on an unsecured, and a collateralized basis for both short-term and long-term purposes including, but not limited to, the Federal Reserve, Federal Home Loan Banks of which Citizens Bank is a member, and other correspondent banks. If these funding sources are not sufficient or available, Citizens may have to acquire funds through higher-cost sources.

Citizens’ credit ratings are important to its liquidity. Its credit rating was downgraded by various ratings services in the past. Any further reduction or anticipated reduction in Citizens’ credit ratings could adversely affect its liquidity and competitive position, increase its borrowing costs, limit its access to the capital markets or trigger unfavorable contractual obligations.

Increased competition with other financial institutions or an adverse change in Citizens’ relationship with a number of major customers could reduce its net interest margin and net income by decreasing the number and size of loans originated, the interest rates charged on these loans and the fees charged for services to customers.

Citizens Bank faces substantial competition in originating commercial and consumer loans. This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of Citizens’ competitors have competitive advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce Citizens’ net income by decreasing the number and size of the loans that it originates and the interest rates it charges on these loans.

In attracting business and consumer deposits, Citizens faces substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns and better brand recognition and more branch locations. These competitors may offer higher interest rates, which could decrease the deposits that Citizens attracts or require it to increase rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect Citizens’ ability to generate the funds necessary for lending operations which could increase its cost of funds.

Citizens also competes with non-bank providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance companies and governmental organizations which may offer more favorable terms on deposits or investments. Some non-bank competitors are not subject to the same extensive regulations that govern banking operations. As a result, such non-bank competitors may have advantages over Citizens in providing certain products and services. This competition may reduce or limit Citizens’ margins on banking and non-banking services, reduce its market share and adversely affect its earnings and financial condition.

The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems.

Events such as significant adverse changes in the business climate, adverse action by a regulator, unanticipated changes in the competitive environment, and a decision to change Citizens’ operations or dispose of an operating unit could have a negative effect on its goodwill or other intangible assets such that it may need to record an impairment charge, which could have a material adverse impact on its results of operations.

Under current accounting standards, goodwill and certain other intangible assets with indeterminate lives are assessed at least annually for impairment, or more frequently when impairment indicators are present. After evaluating goodwill and other intangible assets, Citizens may determine that one or both are deemed to be impaired for accounting purposes. Deterioration in the outlook for credit quality, changes in the value of the loan or deposit portfolios, or increases in the discount rates could have a material impact on future goodwill impairment testing results. If Citizens identifies any impairment, it would be reflected as a charge to earnings in the period during which such impairment is identified and could have a material adverse effect on Citizens’ results of operations.

If the FDIC raises the assessment rate charged to its insured financial institutions, Citizens’ FDIC insurance premium may increase and this could have a negative effect on expenses and results of operations.

Recent high levels of bank failures and temporary programs increasing deposit insurance limits dramatically increased resolution costs for the FDIC and depleted its deposit insurance fund. In order to maintain a strong funding position and restore reserve ratios for the deposit insurance fund, the FDIC increased assessment rates for all insured institutions. There can be no assurance that Citizens will not be required to pay even higher FDIC insurance premiums than the recently increased levels, which may materially adversely affect results of operations and financial condition.

Citizens may not realize its deferred income tax assets and loss carryforwards.

The realization of Citizens’ deferred income tax assets is dependent on generating future taxable income, executing tax planning strategies, and reversing existing taxable temporary differences. If a period of sustained losses were to occur, Citizens may be required to recognize an allowance against all or part of Citizens’ deferred tax asset, which would have a material adverse effect on Citizens’ results of operations in the period in which such allowance is recognized. In addition, under Section 382 of the Code, if a change of ownership occurs with respect to a company with deferred income tax assets, that company’s use of the pre-change of ownership tax loss carryforwards as well as the ability to use certain unrealized built-in losses would be substantially limited. A change of ownership occurred under Section 382 as a result of the exchange offers of common stock for long-term debt in the third quarter of 2009. Generally, under Section 382, the yearly limitation on Citizens’ ability to utilize such deductions will be equal to the product of the applicable long-term tax exempt rate and the sum of the values of its common stock and TARP Preferred Stock immediately before the ownership change. Citizens’ ability to utilize deductions related to credit losses during the twelve-month period following such an ownership change would also be limited under Section 382, together with net operating loss carryforwards, to the extent that such deductions reflect a net loss that was “built-in” to Citizens’ assets immediately prior to the ownership change.

Because the 2009 exchange offers triggered an ownership change, Citizens’ ability to use the net operating loss carryforwards and certain built-in losses existing at the time of the deemed change in ownership to offset future income will be substantially limited. Therefore, Citizens may suffer higher than anticipated tax expense, and consequently lower net income and cash flow, in future years. Moreover, any future change in ownership would further limit Citizens’ ability to use its net operating loss carryforwards and certain built-in losses existing at the time of a future change in ownership.

Citizens’ stock price can be volatile.

Stock price volatility may make it more difficult for Citizens shareholders to resell their common stock when they want and at prices they find attractive. Citizens’ stock price can fluctuate significantly in response to a variety of factors including, among other things:

•	Actual or anticipated negative variations in quarterly results of operations;

•	Negative recommendations by securities analysts;

•	Poor operating and stock price performance of other companies that investors deem comparable to Citizens;

•	News reports relating to negative trends, concerns and other issues in the financial services industry or the economy in general;

•	Negative perceptions in the marketplace regarding Citizens and/or its competitors;

•	New technology used, or services offered, by competitors;

•	Adverse changes in interest rates;

•	Adverse changes in the real estate market;

•	Negative economic news;

•	Adverse changes in government regulations; and

•	Geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause Citizens’ stock price to decrease regardless of operating results.

An investment in Citizens common stock is not an insured deposit.

Citizens common stock is not a bank deposit and, therefore, is not insured against loss by the Federal Deposit Insurance Corporation, any other deposit insurance fund or by any other public or private entity. Investment in Citizens common stock is inherently risky for the reasons described in this section and elsewhere in this joint proxy statement/prospectus and is subject to the same market forces that affect the price of common stock in any company. As a result, someone who acquires Citizens common stock, could lose some or all of their investment.

Citizens may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. Citizens has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose Citizens to credit risk in the event of a default by a counterparty or client. In addition, Citizens’ credit risk may be exacerbated when the collateral it holds cannot be liquidated at prices sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could have a material adverse effect on its financial condition and results of operations.

In order to maintain and strengthen its capital base or to repay outstanding obligations, Citizens may need to raise additional capital in transactions that may be highly dilutive to common shareholders. If such capital becomes needed, Citizens’ failure to raise additional capital could have serious consequences for its business.

Citizens regularly performs a variety of analyses on its assets and the impact of credit losses on its capital base, including the preparation of stress case scenarios. Due to continuing negative economic conditions in the markets in which it operates and the challenges posed to its business, including those described in other Risk Factors, Citizens may determine, based on these analyses, that it needs to raise additional Tier 1 common equity to maintain and strengthen its capital base as the effects of these events impact its business over the coming months and years. Citizens may also determine to raise equity capital to repay outstanding obligations, such as long-term debt or the Citizens TARP Preferred Stock, with unfavorable interest or dividend rates. Any potential capital raising transaction could be highly dilutive to Citizens common shareholders. The market price of Citizens common stock could decline as a result of the dilutive effect of the capital raising transactions it may enter into, or the perception that such transactions could occur.

In connection with the issuance of the Citizens TARP Preferred Stock, Citizens also issued a warrant to the Treasury to purchase approximately 1.8 million additional shares of its common stock at an initial per share exercise price of $25.60, subject to adjustment, which expires ten years from the issuance date. Even if Citizens were to redeem the Citizens TARP Preferred Stock, it may not fully retire this warrant and, therefore, this warrant may be exercised, in whole or part, prior to its expiration date. Furthermore, the terms of the warrant provide that, if Citizens issues common stock or securities convertible or exercisable into, or exchangeable for, common stock at a price that is less than 90% of the market price of such shares on the last trading day preceding the date of the agreement to sell such shares, the number and the per share price of common stock to be purchased pursuant to the warrant will be adjusted pursuant to its terms. As part of its potential capital raising efforts, Citizens could issue securities convertible into or exercisable for its common stock, which may trigger the anti-dilution provisions of the warrant issued to the Treasury. If Citizens issues such securities and they are subsequently exercised, converted into or exchanged for common stock such transactions would have a further dilutive effect on other holders of Citizens common stock.

Also, if Citizens determines that it needs to raise additional capital, its capital raising efforts may not be successful, or it may be required to raise additional capital on terms that are unfavorable to Citizens. A failure to maintain capital above “well capitalized” levels could require Citizens to further reduce the size of its business and would likely have serious negative consequences for its business.

Citizens has agreements with derivative counterparties that contain a provision where if it fails to maintain its status as a well capitalized or adequately capitalized institution, then the counterparty could terminate the derivative positions and Citizens would be required to settle its obligations under the agreements. A default under these agreements could have a material adverse effect on Citizens’ business, results of operations and financial condition.

Citizens may not have sufficient resources to make capital contributions to Citizens Bank if required by bank regulatory agencies, or if Citizens might otherwise wish to do so, in order to maintain Citizens Bank’s capital ratios at acceptable levels.

Citizens is required by banking regulation to act as a “source of strength” to Citizens Bank. If Citizens Bank incurs losses and regulatory capital levels at Citizens Bank decline, Citizens may be required by the bank regulatory agencies to contribute additional capital to Citizens Bank. As of December 31, 2012, Citizens’ cash resources totaled $81.8 million. Citizens may not have sufficient funds at its holding company level to make required capital contributions to Citizens Bank if the weakness in the economies in which it operates continues over a substantial period of time and Citizens Bank incurs losses.

As a bank holding company that conducts substantially all of its operations through its operating subsidiary, the ability of Citizens to pay dividends, repurchase shares or to repay indebtedness depends upon the results of operations of its subsidiary and the subsidiary’s ability to pay dividends to Citizens. Dividends paid by the subsidiary are subject to limits imposed by federal and state law.

Citizens is a separate and distinct legal entity from its operating subsidiary, Citizens Bank, and it receives substantially all of its revenue from dividends from Citizens Bank and sales of Citizens’ securities to investors. Dividends from Citizens Bank are an important source of funds to pay dividends on common stock and interest and principal on debt. Various federal and state laws and regulations limit the amount of dividends that Citizens Bank may pay to Citizens. Also, Citizens’ right to participate in a distribution of assets upon Citizens Bank’s liquidation or reorganization is subject to the prior claims of Citizens Bank’s creditors. If Citizens Bank is unable to pay dividends to Citizens, it may not be able to service debt, pay obligations or, should Citizens have the ability to do so in the future, pay dividends on common stock.

Citizens’ interest and preferred dividend payment obligations are approximately $20 million annually. There can be no assurance that Citizens’ cash resources will be sufficient to fulfill its obligations.

Citizens could face unanticipated environmental liabilities or costs related to real property owned or acquired through foreclosure. Compliance with federal, state and local environmental laws and regulations, including those related to investigation and clean-up of contaminated sites, could have a negative effect on expenses and results of operations.

A significant portion of Citizens’ loan portfolio is secured by real property. During the ordinary course of business, Citizens may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, Citizens may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require Citizens to incur substantial expenses and may materially reduce the affected property’s value or limit Citizens’ ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase exposure to environmental liability. Although Citizens has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on results of operations.

Citizens is party to various lawsuits. Litigation is subject to many uncertainties such that the expenses and ultimate exposure with respect to many of these matters cannot be ascertained.

From time to time, customers, shareholders and others make claims and take legal action against Citizens and its directors. Whether these claims and legal actions are legitimate or unfounded, if such claims and legal actions are not resolved in Citizens’ favor they may result in significant financial liability to it (directly or as a result of its indemnification obligations), adversely affect the market’s perception of Citizens and its products and services and impact customer demand for its products and services. Any financial liability or reputation damage could have a material adverse effect on Citizens’ business, financial condition and results of operations.

The financial services industry is undergoing rapid technological changes. If Citizens is unable to adequately invest in and implement new technology-driven products and services, Citizens may not be able to compete effectively, or the cost to provide products and services may increase significantly.

The financial services industry is undergoing rapid technological changes with frequent introduction of new technology-driven products and services. In addition to providing better customer service, the effective use of technology increases efficiency and enables financial service institutions to reduce costs. Citizens’ future success will depend, in part, upon its ability to address customer needs by using technology to provide products and services to enhance customer convenience, as well as to create additional operational efficiencies. Many of Citizens’ competitors have substantially greater resources to invest in technological improvements. Citizens may not be able to effectively implement new technology-driven products and services, which could reduce its ability to effectively compete and, in turn, have a material adverse effect on its financial condition and results of operations.

The products and services offered by the banking industry and customer expectations regarding them are subject to change. Citizens attempts to respond to perceived customer needs and expectations by offering new products and services, which are often costly to develop and market initially. A lack of market acceptance of these products and services would have a negative effect on its financial condition and results of operations.

From time to time, Citizens implements new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services Citizens may invest significant time and resources. Citizens may not achieve initial timetables for the introduction and development of new lines of business and/or new products or services and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of Citizens’ system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on Citizens’ business, results of operations and financial condition.

Citizens may not be able to attract and retain skilled people. If Citizens were to lose key employees, it may experience a disruption in its relationship with certain customers.

The success of Citizens depends, in large part, on its ability to attract and retain skilled people. Competition for the best people in most of its business activities can be intense, and Citizens may not be able to hire sufficiently skilled people or to retain them. The unexpected loss of services of one or more key personnel could have a material adverse impact on Citizens’ business because of their skills, knowledge of Citizens’ markets, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

Many of Citizens’ key employees have extensive customer relationships. Loss of a key employee with such customer relationships may lead to the loss of customers if they were to follow that employee to a competitor. While Citizens believes that its relationships with its key producers is good, it cannot guarantee that all of its key personnel will remain with Citizens.

The Standard & Poor’s downgrade in the U.S. government’s sovereign credit rating, and in the credit ratings of instruments issued, insured or guaranteed by certain related institutions, agencies and instrumentalities, creates risks to Citizens’ net income, capital levels, financial condition and liquidity and causes uncertainties in general economic conditions that may adversely impact it.

In August 2011, Standard & Poor’s downgraded the United States long-term debt ratings and downgraded the credit ratings of certain long-term debt instruments issued by Fannie Mae and Freddie Mac and other U.S. government agencies linked to long-term U.S. debt. Instruments of this nature are key assets on the balance sheets of financial institutions, including Citizens. These downgrades could adversely affect the market value of such instruments, and could adversely impact Citizens’ ability to obtain funding that is collateralized by affected instruments, as well as affecting the pricing of that funding when it is available. In addition, these downgrades could materially affect financial markets and economic conditions, which may affect Citizens’ net income, financial condition and liquidity and result in future changes in capital requirements or Citizens’ investment portfolio in response to management’s assessment of the related risk weightings. Citizens cannot predict if, when or how these changes to the credit ratings will affect economic conditions. As a result, it is possible that these changes could result in a significant adverse impact to Citizens, and could affect other risks to which it is subject.

New accounting or tax pronouncements or interpretations may be issued by the accounting profession, regulators or other government bodies which could change existing accounting methods. Changes in accounting methods could negatively impact Citizens’ results of operations and financial condition.

Current accounting and tax rules, standards, policies, and interpretations influence the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. These laws, regulations, rules, standards, policies, and interpretations are constantly evolving and may change significantly over time. Events that may not have a direct impact on Citizens, such as the bankruptcy of major U.S. companies, have resulted in legislators, regulators, and authoritative bodies, such as the Financial Accounting Standards Board, the SEC, the Public Company Accounting Oversight Board, and various taxing authorities, responding by adopting and/or proposing substantive revision to laws, regulations, rules, standards, policies, and interpretations. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. A change in accounting standards may adversely affect reported financial condition and results of operations.

Citizens’ business continuity plans or data security systems could prove to be inadequate, resulting in a material interruption in, or disruption to, its business and a negative impact on results of operations.

Citizens relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems, whether due to severe weather, natural disasters, cyber attack, acts of war or terrorism, criminal activity or other factors, could result in failures or disruptions in general ledger, deposit, loan, customer relationship management, and other systems. While Citizens has disaster recovery and other policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of Citizens’ information systems could damage its reputation, result in a loss of customer business, subject it to additional regulatory scrutiny, or expose it to civil litigation and possible financial liability, any of which could have a material adverse effect on results of operations.

Citizens’ vendors could fail to fulfill their contractual obligations, resulting in a material interruption in, or disruption to, its business and a negative impact on results of operations.

Citizens has entered into subcontracts for the supply of current and future services, such as data processing, mortgage loan processing and servicing, and certain property management functions. These services must be available on a continuous and timely basis and be in compliance with any regulatory requirements. Failure to do so could substantially harm Citizens’ business.

Citizens often purchases services from vendors under agreements that typically can be terminated on a periodic basis. There can be no assurance, however, that vendors will be able to meet their obligations under these agreements or that Citizens will be able to compel them to do so. Risks of relying on vendors include the following:

•

If an existing agreement expires or a certain service is discontinued by a vendor, then Citizens may not be able to continue to offer its customers the same breadth of products and its operating results would likely suffer unless it is able to find an alternate supply of a similar service.

•	Agreements Citizens may negotiate in the future may commit it to certain minimum spending obligations. It is possible Citizens will not be able to create the market demand to meet such obligations.

•

If market demand for Citizens’ products increases suddenly, its current vendors might not be able to fulfill Citizens’ commercial needs, which would require it to seek new arrangements or new sources of supply, and may result in substantial delays in meeting market demand.

•	Citizens may not be able to control or adequately monitor the quality of services it receives from its vendors. Poor quality services could damage Citizens’ reputation with its customers.

Potential problems with vendors such as those discussed above could have a significant adverse effect on Citizens’ business, lead to higher costs and damage its reputation with its customers and, in turn, have a material adverse effect on its financial condition and results of operations.

Citizens’ controls and procedures may fail or be circumvented which could have a material adverse effect on its business, results of operations and financial condition.

Citizens regularly reviews and updates its internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of Citizens’ controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on its business, results of operations and financial condition.

Citizens’ articles of incorporation and bylaws as well as certain banking laws may have an anti-takeover effect.

Provisions of Citizens’ articles of incorporation and bylaws and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire Citizens, even if doing so would be perceived to be beneficial to shareholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of Citizens common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the financial conditions, results of operations, earnings outlook and prospects of FirstMerit, Citizens and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions which identify these forward-looking statements and appear in a number of places in this joint proxy statement/prospectus (and the documents to which you are referred in this joint proxy statement/prospectus) and include, but are not limited to, all statements relating directly or indirectly to the timing or likelihood of completing the merger to which this joint proxy statement/prospectus relates, the timing and amount of growth and cost savings realized, following the merger, plans for future growth and other business development activities as well as capital expenditures, financing sources and the effects of regulation and competition and all other statements regarding the intent, plans, beliefs or expectations of FirstMerit, Citizens, or those of their respective directors or officers.

The forward-looking statements involve certain risks and uncertainties. The ability of either FirstMerit or Citizens to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include those set forth on page 15 under “Risk Factors,” as well as, among others, the following:

•	those discussed and identified in public filings with the SEC made by FirstMerit or Citizens;

•

fluctuations in the market price of FirstMerit common stock and the related effect on the market value of the merger consideration that Citizens common shareholders will receive upon completion of the merger;

•	business uncertainties and contractual restrictions while the merger is pending;

•

the possibility that the proposed merger does not close when expected or at all because required regulatory, shareholder or other approvals and conditions to closing are not received or satisfied on a timely basis or at all;

•	the terms of the proposed merger may need to be modified to satisfy such approvals or conditions;

•

the anticipated benefits from the proposed merger such as it being accretive to earnings and expanding FirstMerit’s geographic presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which the companies operate;

•	the ability to promptly and effectively integrate the businesses of Citizens and FirstMerit;

•	reputational risks and the reaction of the companies’ customers to the merger;

•	diversion of management time on merger related issues;

•	changes in asset quality and credit risk;

•	the inability to sustain revenue and earnings;

•	changes in interest rates and capital markets;

•	inflation;

•	customer acceptance of FirstMerit products and services;

•	customer borrowing, repayment, investment and deposit practices;

•	customer disintermediation;

•	the introduction, withdrawal, success and timing of business initiatives;

•	competitive conditions;

•	the impact, extent and timing of technological changes,

•	changes in fiscal and monetary policies, including changes in tax laws, and their effects on markets and customers; and

•

changes in regulations and other actions of the Federal Reserve Board and federal and state banking regulators, and legislative and regulatory actions and reforms, including those associated with the Dodd-Frank Act and the Volcker Rule, and the new regulatory capital rules proposed under the Basel III Accord.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to FirstMerit or Citizens or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document. Except to the extent required by applicable law or regulation, FirstMerit and Citizens undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

THE FIRSTMERIT ANNUAL MEETING

This section contains information about the annual meeting of FirstMerit shareholders that has been called to, among other things, consider and adopt the merger agreement.

Together with this document, FirstMerit is also sending you a notice of the annual meeting and a form of proxy that is solicited by the FirstMerit board of directors. The annual meeting will be held on April 5, 2013, at 10:00 a.m., local time at FirstMerit Tower, 7th Floor, 106 South Main Street, Akron Ohio 44308.

Matters to Be Considered

The purpose of the annual meeting is to vote on:

•	a proposal to adopt the merger agreement as such agreement may be amended from time to time (the “FirstMerit Merger Proposal”);

•	a proposal to approve the issuance of the shares of FirstMerit common stock to Citizens shareholders pursuant to the merger agreement (the “FirstMerit Stock Issuance Proposal”);

•

a proposal to approve, on an advisory basis only, the payment of certain compensation to FirstMerit’s named executive officers in connection with the merger (the “FirstMerit Merger-Related Compensation Proposal”);

•

a proposal to approve the adjournment of the annual meeting, on one or more occasions, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the annual meeting to approve the foregoing proposal (the “FirstMerit Adjournment Proposal”);

•	a proposal to elect thirteen directors;

•	a proposal to ratify the appointment of Ernst & Young LLP as FirstMerit’s independent registered public accounting firm for the fiscal year ending December 31, 2013;

•	a proposal to approve, on an advisory basis, the compensation of FirstMerit’s named executive officers;

•	a proposal to approve the FirstMerit Corporation 2013 Annual Incentive Plan; and

•	a proposal to transact such other business as may properly come before the meeting or any adjournments thereof.

Proxies

Each copy of this document mailed to holders of FirstMerit common stock is accompanied by a form of proxy with instructions for voting by mail, telephone or through the Internet. If you hold stock in your name as a shareholder of record and are voting by mail, you should complete and return the proxy card accompanying this document to ensure that your vote is counted at the annual meeting, or at any adjournment or postponement of the annual meeting, regardless of whether you plan to attend the annual meeting. You may also vote your shares through the Internet. Information and applicable deadlines for voting through the Internet are set forth in the enclosed proxy card instructions.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker.

If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to FirstMerit’s Corporate Secretary, or by attending the annual meeting in person, notifying the Corporate Secretary, and voting by ballot at the annual meeting. If you have voted your shares through the Internet, you may revoke your prior Internet vote by recording a different vote, or by signing and returning a proxy card dated as of a date that is later than your last Internet vote.

Any shareholder entitled to vote in person at the annual meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying the Corporate Secretary) of a shareholder at the annual meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

FirstMerit Corporation

III Cascade Plaza

Akron, Ohio 44308

Attn: Corporate Secretary

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

All shares represented by valid proxies that FirstMerit receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card or as instructed via the Internet.

If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the FirstMerit Merger Proposal, “FOR” the FirstMerit Stock Issuance Proposal, “FOR” the FirstMerit Merger-Related Compensation Proposal, “FOR” the FirstMerit Adjournment Proposal, “FOR” the election of thirteen directors, “FOR” the proposal to ratify the appointment of Ernst & Young LLP as FirstMerit’s independent registered public accounting firm, “FOR” the approval, on an advisory basis, of the compensation of FirstMerit’s named executive officers and “FOR” the approval of the FirstMerit Corporation 2013 Annual Incentive Plan.

Solicitation of Proxies

FirstMerit will bear the entire cost of soliciting proxies from its shareholders. In addition to solicitation of proxies by mail, FirstMerit will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of FirstMerit common stock and secure their voting instructions. FirstMerit will reimburse the record holders for their reasonable expenses in taking those actions. FirstMerit has also made arrangements with Alliance Advisors, L.L.C. to assist it in soliciting proxies and has agreed to pay them approximately $15,000 plus reasonable expenses for these services. If necessary, FirstMerit may use several of its regular employees, who will not be specially compensated, to solicit proxies from FirstMerit shareholders, either personally or by telephone, facsimile, letter or other electronic means.

Record Date

The close of business on February 20, 2013 has been fixed as the record date for determining the FirstMerit shareholders entitled to receive notice of and to vote at the annual meeting. At that time, 109,661,053 shares of FirstMerit common stock were outstanding, held by approximately 7,024 holders of record.

Quorum and Voting Rights

In order to conduct voting at the annual meeting, there must be a quorum. A quorum is the number of shares that must be present at the meeting—either in person or by proxy. To have a quorum at the annual meeting requires the presence of shareholders or their proxies who are entitled to cast at least a majority of the votes that all shareholders are entitled to cast. Abstentions will be counted for the purpose of determining whether a quorum is present.

As of the record date, directors and executive officers of FirstMerit had the right to vote approximately 2,430,454 shares of FirstMerit common stock, or approximately 2.22% of the outstanding FirstMerit shares entitled to vote at the annual meeting. FirstMerit currently expects that each of these individuals will vote their shares of FirstMerit common stock in favor of the proposals to be presented at the annual meeting.

If you are a holder of FirstMerit common stock and you submit a proxy card in which you abstain from voting, the abstention will be counted toward a quorum at the FirstMerit annual meeting, but it will have the same effect as a vote against the FirstMerit Merger Proposal, the FirstMerit Merger-Related Compensation Proposal and the FirstMerit Adjournment Proposal. An abstention will have no effect on the FirstMerit Stock Issuance Proposal. With respect to the election of directors, proxies marked “WITHHOLD AUTHORITY” will not be counted toward the election of directors or toward the election of individual nominees and, thus, will have no effect other than that they will be counted for establishing quorum. Abstentions will have the effect of a vote against the proposal to ratify the appointment of Ernst & Young LLP as FirstMerit’s independent registered public accounting firm, the proposal to approve, on an advisory basis, the compensation of FirstMerit’s named executive officers and the proposal to approve the FirstMerit Corporation 2013 Annual Incentive Plan.

The FirstMerit board of directors urges FirstMerit shareholders to promptly vote by: accessing the Internet site listed in the proxy card instructions if voting through the Internet, calling the telephone number listed in the proxy card instructions or completing, dating, and signing the accompanying proxy card and returning it promptly in the enclosed postage-paid envelope. If you hold your stock in “street name” through a bank or broker, please vote by following the voting instructions of your bank or broker.

Shareholders will vote at the meeting by ballot. Votes properly cast at the annual meeting, in person or by proxy, will be tallied by FirstMerit’s Inspector of Election.

Attending the Annual Meeting

All holders of FirstMerit common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the annual meeting. If you hold your FirstMerit shares in an account at a brokerage firm or bank, your name will not appear on FirstMerit’s shareholder list. Please bring an account statement or a letter from your broker showing your FirstMerit shareholdings. Please show this documentation at the meeting registration desk to attend the meeting. Everyone who attends the annual meeting must abide by the rules for the conduct of the meeting. These rules will be printed on the meeting agenda.

PROPOSALS TO BE CONSIDERED AT THE FIRSTMERIT ANNUAL MEETING

PROPOSAL NO. 1

APPROVAL OF THE MERGER

As discussed elsewhere in this joint proxy statement/prospectus, FirstMerit shareholders will consider and vote on a proposal to adopt the merger agreement. You should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. In particular, you should read in its entirety the merger agreement, which is attached as Annex A to this proxy statement.

Required Vote

Approval of the FirstMerit Merger Proposal requires the affirmative vote of a majority of the voting power of the outstanding shares of FirstMerit common stock. Therefore, assuming that a quorum is present, your failure to vote, an abstention or a broker non-vote will have the effect of a vote against the FirstMerit Merger Proposal.

If you return a properly executed proxy card but do not indicate instructions on your proxy card, your shares of FirstMerit common stock represented by such proxy card will be voted “FOR” approval of the FirstMerit Merger Proposal.

Recommendation of the FirstMerit Board of Directors

The FirstMerit board of directors unanimously recommends that FirstMerit shareholders vote “FOR” approval of the FirstMerit Merger Proposal.

PROPOSAL NO. 2

ISSUANCE OF FIRSTMERIT COMMON STOCK

As discussed elsewhere in this joint proxy statement/prospectus, FirstMerit shareholders will consider and vote on a proposal to approve the issuance of the shares of FirstMerit common stock to Citizens shareholders pursuant to the merger agreement. You should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the issuance of the FirstMerit common stock.

Required Vote

Approval of the FirstMerit Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast on the matter. Therefore, assuming that a quorum is present, your failure to vote, an abstention or a broker non-vote will have no effect on the FirstMerit Stock Issuance Proposal.

If you return a properly executed proxy card but do not indicate instructions on your proxy card, your shares of FirstMerit common stock represented by such proxy card will be voted “FOR” approval of the FirstMerit Stock Issuance Proposal.

Recommendation of the FirstMerit Board of Directors

The FirstMerit board of directors unanimously recommends that FirstMerit shareholders vote “FOR” approval of the FirstMerit Stock Issuance Proposal.

PROPOSAL NO. 3

ADVISORY (NON-BINDING) VOTE ON CERTAIN MERGER-RELATED

COMPENSATION FOR FIRSTMERIT NAMED EXECUTIVE OFFICERS

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the named executive officers of FirstMerit that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section this term is used to describe the merger-related compensation payable to the named executive officers of FirstMerit.

FirstMerit has displacement agreements with each of FirstMerit’s named executive officers. The displacement agreements each provide that, if there is a displacement (i.e., a merger, acquisition or like transaction that does not result in or involve a change in control of FirstMerit) and the named executive officer is subsequently terminated from employment without Cause or voluntarily terminates employment for Good Reason (as such terms are defined in the displacement agreements) during the term of his or her agreement (36 months following the merger for Mr. Greig, 30 months following the merger for Messrs. Bichsel and Richgels, and 24 months following the merger for Messrs. Goodall and Brocklehurst), the named executive officer will be entitled to receive certain benefits. The merger will be deemed to be a displacement for purposes of the displacement agreements.

In the event of a qualifying termination of employment during the term of the displacement agreement, the applicable named executive officer will be entitled to receive:

•

a lump sum cash payment equal to the named executive officer’s base salary (at the highest annualized rate in effect during the period after or immediately prior to the displacement) multiplied by the named executive officer’s specific multiple (1.0 for Mr. Greig, 2.5 for Messrs. Bichsel and Richgels, and 2.0 for Messrs. Goodall and Brocklehurst);

•

a lump sum cash payment equal to the product of the target (or, if higher, actual) level of incentive compensation during the year in which the termination occurs, multiplied by the same multiple for each named executive officer;

•	accelerated vesting upon termination of employment of all unvested time-based restricted stock awards and all unvested stock options;

•

continuation of all medical, life and accidental death and dismemberment insurance benefits identical to those available to the named executive officer prior to the termination of employment corresponding with their specific multiple (e.g., 24 months for a 2.0 multiple, 30 months for a 2.5 multiple, etc., other than for Mr. Greig, who receives 36 months irrespective of his specific multiple) or, if earlier, until age 67 (or, in the event that any such coverage cannot be provided, a lump sum cash payment equal to the highest applicable premium for the applicable coverage period on a net after-tax basis);

•

benefit calculation under FirstMerit’s supplemental executive retirement plan (“SERP”) based on the highest monthly base salary and target incentive compensation in effect for the applicable named executive officer during the 24-month period prior to the displacement, plus, for all applicable named executive officers other than Mr. Greig, 24 additional months of service and age credit for purposes of vesting and benefit calculation under the SERP; and

•	payment for outplacement services for up to one year following termination of employment (up to $35,000 for Mr. Greig and up to $25,000 for the other named executive officers).

The displacement agreements also provide for company payment of all reasonable legal, accounting and actuarial fees and expenses incurred by the named executive officers in enforcing any right or benefit provided by the displacement agreements.

Regardless of whether the named executive officer receives benefits under the displacement agreement, each of the applicable named executive officers is subject to a 12-month post-termination non-competition restriction, indefinite confidentiality and cooperation obligations, and a mutual non-disparagement covenant. However, Mr. Greig is not subject to a non-competition restriction pursuant to his displacement agreement. Instead, Mr. Greig is generally subject to 24-month post-termination non-competition and non-solicitation restrictions pursuant to his employment agreement in consideration of certain amounts payable under his employment agreement as a result of his termination of employment (irrespective of the merger).

The following table sets forth information regarding the compensation for each named executive officer that is based on or otherwise relates to the merger, assuming the following:

(i)	the merger is consummated on February 1, 2013; and

(ii)	the named executive officers are terminated or constructively terminated immediately following the consummation of the merger.

Name	Cash ($)(1)(2)	Equity ($)(2)(3)	Pension/ NQDC ($)(2)(4)	Perquisites/ Benefits ($)(2)(5)	Tax Reimbur sement ($)(2)(6)	Other ($)(2)	Total ($)(2)
Paul G. Greig, Chairman, President and Chief Executive Officer	1,670,000	3,539,102	—	166,163	33,720	—	5,408,985

Terrence E. Bichsel, Executive Vice President and Chief Financial Officer	1,600,000	741,798	723,041	98,372	11,601	—	3,174,812

William P. Richgels, Executive Vice President and Chief Credit Officer	1,700,000	741,798	1,345,029	98,718	17,900	—	3,903,445

David G. Goodall, Executive Vice President — Commercial Banking	1,120,000	520,311	64,640	67,001	5,006	—	1,776,958

N. James Brocklehurst Executive Vice President — Retail	886,910	357,573	48,470	63,515	5,008	—	1,361,476

(1)	Includes an amount equal to the product of the applicable named executive officer’s base salary (at the highest annualized rate in effect during the period after or immediately prior to the displacement) multiplied by the named executive officer’s specific multiple (1.0 for Mr. Greig, 2.5 for Messrs. Bichsel and Richgels, and 2.0 for Messrs. Goodall and Brocklehurst), plus (ii) the product of the target level of the named executive officer’s incentive compensation during the year in which the termination occurs, multiplied by the same multiple. For Mr. Greig, this amount includes his base salary of $835,000 plus his target annual bonus of $835,000. The amount shown for Mr. Greig does not reflect any additional amounts he may be owed under his employment agreement as a result of his termination of employment (irrespective of the merger), which includes an additional 24 months of base salary continuation and payments in respect of two times his target annual bonus. For Mr. Bichsel, this amount includes $1,000,000 in respect of base salary (2.5 times his base salary of $400,000) plus $600,000 in respect of target annual bonus (2.5 times his target annual bonus of $240,000). For Mr. Richgels, this amount includes $1,062,500 in respect of base salary (2.5 times his base salary of $425,000) plus $637,500 in respect of target annual bonus (2.5 times his target annual bonus of $255,000). For Mr. Goodall, this amount includes $700,000 in respect of base salary (2 times his base salary of $350,000) plus $420,000 in respect of target annual bonus (2 times his target annual bonus of $210,000). For Mr. Brocklehurst, this amount includes $572,200 in respect of base salary (2 times his annual base salary of $286,100) plus $314,710 in respect of target annual bonus (2 times his target annual bonus of $157,355).

(2)	No amounts are payable solely as a result of the merger, and these amounts would be payable only if a “double-trigger” occurred (which would require a termination of the applicable individual’s employment in addition to the occurrence of a displacement with respect to FirstMerit for purposes of the displacement agreements).

(3)	All unvested time-based restricted stock awards and all unvested stock option awards vest in full upon displacement and, as all outstanding stock options are currently fully vested, the amount in this column represents only the value of the accelerated vesting of unvested restricted stock awards outstanding for the applicable named executive officers as of February 1, 2013 (232,652 unvested restricted stock awards for Mr. Greig, 48,764 unvested restricted stock awards for Mr. Bichsel, 48,764 unvested restricted stock awards for Mr. Richgels, and 34,204 unvested restricted stock awards for Mr. Goodall and 23,506 unvested restricted stock awards for Mr. Brocklehurst). All of these restricted stock acceleration amounts are based on a price per share of common stock of $15.21, which price is the average closing price of FirstMerit common stock over the first five full trading days following the first public announcement of the transaction (beginning with September 13, 2012). None of these amounts take into account any present value adjustments. The merger will result in a displacement for purposes of the displacement agreements.

(4)	For each applicable named executive officer, includes the incremental value of basing his SERP benefit calculation on the highest monthly base salary and target incentive compensation in effect during the 24-month period prior to the displacement. For each applicable named executive officer other than Mr. Greig, also includes the incremental value of credit for 24 additional months of service and age credit for vesting and benefit calculation purposes under the SERP. None of these amounts take into account any present value adjustments. These amounts do not reflect the full retirement value of all of the applicable named executive officer’s vested pension and other nonqualified deferred compensation benefits.

(5)	Includes the value of identical medical, life and accidental death and dismemberment insurance benefits to those available to the applicable named executive officer prior to the termination of employment corresponding with their specific multiple (e.g., 24 months for a 2.0 multiple, 30 months for a 2.5 multiple, etc., other than for Mr. Greig, who receives 36 months irrespective of his specific multiple). The values shown are based on each named executive officer’s elected benefit coverage. Also includes, for each applicable named executive officer, the maximum outplacement assistance available under the displacement agreement ($35,000 for Mr. Greig and $25,000 for the other applicable named executive officers).

(6)	Includes amounts payable to the applicable named executive officer in respect of taxes on life insurance benefits, as in effect prior to the termination of employment and corresponding with their specific multiple (e.g., 24 months for a 2.0 multiple, 30 months for a 2.5 multiple, etc., other than for Mr. Greig, who receives 36 months irrespective of his specific multiple).

For a description of the compensation for each of the named executive officers of Citizens that is based on or otherwise relates to the merger, see “Advisory (Non-Binding) Vote on Certain Merger-Related Compensation for Citizens Named Executive Officers—Golden Parachute Compensation” on page 44. No compensation is payable by Citizens to the FirstMerit named executive officers that is based on or otherwise relates to the merger.

FirstMerit Merger-Related Compensation Proposal

FirstMerit is seeking non-binding, advisory shareholder approval of the compensation of FirstMerit’s named executive officers that is based on or otherwise relates to the merger as disclosed above in this section. The proposal gives FirstMerit’s shareholders the opportunity to express their views on the merger-related compensation of FirstMerit’s named executive officers.

Accordingly, FirstMerit is requesting shareholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to FirstMerit’s named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Advisory (Non-Binding) Vote on Certain Merger-Related Compensation for FirstMerit Named Executive Officers—Golden Parachute Compensation,” be, and they hereby are APPROVED.”

Required Vote

Approval of the FirstMerit Merger-Related Compensation Proposal requires the affirmative vote of holders of a majority of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the annual meeting. Abstentions will have the same effect as a vote against the FirstMerit Merger-Related Compensation Proposal, but broker non-votes will have no effect on the outcome of any vote on the FirstMerit Merger-Related Compensation Proposal.

The vote on this proposal is a vote separate and apart from the vote to approve the merger agreement. Accordingly, you may vote against approval of the FirstMerit Merger-Related Compensation Proposal and vote for approval of the FirstMerit Merger Proposal and vice versa. The vote is advisory in nature and, therefore, is not binding on FirstMerit or the board of directors or the compensation committee of FirstMerit, regardless of whether the merger agreement is approved. Approval of the nonbinding, advisory FirstMerit Merger-Related Compensation Proposal is not a condition to completion of the merger, and failure to approve this advisory matter will have no effect on the vote to approve the merger agreement. The merger-related named executive officer compensation to be paid in connection with the merger is based on contractual arrangements with the named executive officers and accordingly the outcome of this advisory vote will not affect the obligation to make these payments.

If you return a properly executed proxy card but do not indicate instructions on your proxy card, your shares of FirstMerit common stock represented by such proxy card will be voted “FOR” approval of the FirstMerit Merger-Related Compensation Proposal.

Recommendation of the FirstMerit Board of Directors

The FirstMerit board of directors recommends that shareholders vote “FOR” approval of the FirstMerit Merger-Related Compensation Proposal.

PROPOSAL NO. 4

APPROVE AN ADJOURNMENT OF THE ANNUAL MEETING, IF NECESSARY TO PERMIT FURTHER SOLICITATION OF PROXIES

FirstMerit shareholders may be asked to vote on a proposal to adjourn the annual meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the annual meeting to adopt the merger agreement and approve the issuance of FirstMerit common stock.

Required Vote

Whether or not a quorum is present, the FirstMerit Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of FirstMerit common stock present or represented by proxy at the annual meeting. Abstentions will have the same effect as a vote against the FirstMerit Adjournment Proposal, but broker non-votes will have no effect on the outcome of any vote on a proposal to adjourn the annual meeting.

If you return a properly executed proxy card but do not indicate instructions on your proxy card, your shares of FirstMerit common stock represented by such proxy card will be voted “FOR” approval of the FirstMerit Adjournment Proposal.

Recommendation of the FirstMerit Board of Directors

The FirstMerit board of directors unanimously recommends that shareholders vote “FOR” approval of the FirstMerit Adjournment Proposal.

THE CITIZENS SPECIAL MEETING

This section contains information about the special meeting of Citizens shareholders that has been called to consider and approve the merger agreement.

Together with this document, Citizens is also sending you a notice of the special meeting and a form of proxy that is solicited by the Citizens board of directors. The special meeting will be held on April 5, 2013, at 10:00 a.m., local time, at Citizens’ headquarters, 328 South Saginaw Street, Flint, Michigan 48502.

Matters to Be Considered

The purpose of the special meeting is to vote on:

•	a proposal to approve the merger agreement as such agreement may be amended from time to time (the “Citizens Merger Proposal”);

•

a proposal to approve, on an advisory basis only, the payment of certain compensation to Citizens’ named executive officers in connection with the merger (the “Citizens Merger-Related Compensation Proposal”); and

•

a proposal granting the Citizens board the right to adjourn, postpone or continue the special meeting, on one or more occasions, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger agreement proposal (the “Citizens Adjournment Proposal”).

Proxies

Each copy of this document mailed to holders of Citizens common stock is accompanied by a form of proxy with instructions for voting. The Citizens board of directors requests that you execute and return the proxy promptly, whether or not you plan to attend the meeting. If you are a common shareholder and hold your shares of Citizens common stock under your own name (also known as “record ownership”), you can vote your shares in one of the following manners:

•	By proxy via the Internet at www.proxyvote.com and following the instructions;

•	By proxy via telephone at 1-800-690-6903 on a touch-tone phone and following the recorded instructions;

•	By proxy via mail by signing and returning the enclosed proxy card in the postage-paid envelope; and

•	By attending the meeting and voting your shares in person.

Any vote by proxy, Internet or telephone may be revoked by you at any time before the meeting by giving written notice of such revocation to the corporate secretary, executing another proxy or using the Internet or telephone voting procedures as of a date subsequent to the prior proxy or Internet or telephone vote. If you are a shareholder of record or have a legal proxy from a shareholder of record, you may also revoke your proxy by voting in person at the special meeting. Shareholders who vote via the Internet or by telephone need not mail their proxy cards and doing so will revoke any prior vote or proxy. Instructions on how to vote by telephone or by the Internet are included with your proxy card.

If you own your shares in “street name” through a broker, bank or other nominee, you will receive a voting instruction form directly from them. Follow the instructions on the form they provide to have your shares voted by proxy. If you wish to attend the meeting and vote in person, you must obtain a proxy, executed in your favor, from the broker, bank or nominee to do so.

All shares represented by valid proxies that Citizens receives through this solicitation and that are not revoked will be voted in accordance with your instructions on the proxy card or as instructed via the Internet. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” each of the proposals described above.

Citizens shareholders with shares represented by stock certificates should not send Citizens stock certificates with their proxy cards. After the merger is completed, holders of Citizens common stock with shares represented by stock certificates or held in book-entry form will be mailed a transmittal form with instructions on how to exchange their Citizens stock certificates or book-entry shares for the merger consideration.

Solicitation of Proxies

Citizens will bear the entire cost of soliciting proxies from its shareholders. In addition to solicitation of proxies by mail, proxies may also be solicited by Citizens’ directors and employees personally, and by telephone, facsimile, or other means. No additional compensation will be paid to these individuals for proxy solicitation nor is it expected to result in more than a minimal cost. Citizens may make arrangements directly with banks, brokerage houses, custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of Citizens common stock held of record by them and to obtain authorization for the execution of proxies. Citizens expects to reimburse these institutional holders for their reasonable expenses in connection with these activities. Citizens has also made arrangements with Alliance Advisors, L.L.C. to assist it in soliciting proxies and has agreed to pay them approximately $8,000 for these services and reimburse certain out of pocket expenses.

Record Date

The close of business on February 20, 2013 has been fixed as the record date for determining the Citizens shareholders entitled to receive notice of and to vote at the special meeting. At that time, 40,488,867 shares of Citizens common stock were outstanding, held by approximately 6,352 holders of record.

Quorum and Voting Rights

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Citizens common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present.

As of the record date, directors and executive officers of Citizens had the right to vote 560,799 shares of Citizens common stock, or approximately 1.4% of the outstanding Citizens common stock entitled to be voted at the special meeting. Citizens currently expects that each of these individuals will vote their shares of Citizens common stock in favor of the proposals to be presented at the special meeting. FirstMerit holds 20 shares of Citizens common stock as non-discretionary agent. FirstMerit does not control how those shares are voted.

If you are a holder of Citizens common stock and you submit a proxy card in which you abstain from voting, the abstention will be counted toward a quorum at the Citizens special meeting, but it will have the same effect as a vote against approval of the merger agreement. An abstention will have no effect on either the proposal to approve the payments to certain Citizens named executive officers or the proposal to grant the board of directors the authority to adjourn the special meeting if necessary or appropriate in order to solicit additional proxies.

Because brokers and banks holding shares of Citizens common stock in “street name” may vote your shares of Citizens common stock on the approval of the merger agreement, approval of a non-binding proposal approving the payment of certain compensation to Citizens named executive officers that is based on or otherwise relates to the merger, and adjournments of the special meeting, if necessary, only if you provide instructions on how to vote, your failure to provide instructions will result in your shares not being present at the meeting and not being voted on any proposal. Consequently, there cannot be any broker non-votes occurring in connection with a proposal at the Citizens special meeting.

Attending the Special Meeting

All holders of Citizens common stock, including holders of record and shareholders who hold their stock through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Only shareholders of record on the record date can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. Citizens reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

PROPOSALS TO BE CONSIDERED AT THE CITIZENS SPECIAL MEETING

PROPOSAL NO. 1

APPROVAL OF THE MERGER AGREEMENT

Citizens is asking its shareholders to approve the merger agreement. For a detailed discussion of the merger, including the terms and conditions of the merger agreement, see “The Merger Agreement,” beginning on page 107. As discussed in detail in the sections entitled “The Merger—Citizens’ Reasons for the Merger; Recommendation of the Board of Directors,” beginning on page 71, after careful consideration, the Citizens board of directors determined that the terms of the merger agreement and the transactions contemplated by it are in the best interests of Citizens and the board unanimously approved the merger agreement. Accordingly, Citizens’ board of directors unanimously recommends that Citizens’ shareholders vote “FOR” the Citizens Merger Proposal.

Required Vote

Approval of the Citizens Merger Proposal requires the affirmative vote of the holders of a majority of the shares of Citizens common stock entitled to vote at the special meeting. You are entitled to one vote for each share of Citizens common stock you held as of the record date.

Because the affirmative vote of the holders of a majority of the outstanding shares is needed in order to proceed with the merger, an abstention will have the effect of a vote against approval of the merger agreement. The Citizens board of directors urges Citizens shareholders to promptly vote by completing, dating, and signing the accompanying proxy card and returning it promptly in the enclosed postage-paid envelope, or, if you hold your stock in “street name” through a bank or broker, by following the voting instructions of your bank or broker. If you hold stock in your name as a shareholder of record, you may complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible, vote by calling the toll-free number listed on the Citizens proxy card, vote by accessing the Internet site listed on the Citizens proxy card or vote in person at the Citizens special meeting. If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instruction form included with these materials and forwarded to you by your bank or broker. This voting instruction form provides instructions on voting by mail, telephone or on the Internet.

Recommendation of the Citizens Board of Directors

The Citizens board of directors recommends that you vote “FOR” approval of the Citizens Merger Proposal. See “The Merger—Citizens’ Reasons for the Merger; Recommendation of the Citizens Board of Directors” on page 71 for a more detailed discussion of the Citizens board of directors’ recommendation.

PROPOSAL NO. 2

ADVISORY (NON-BINDING) VOTE ON CERTAIN MERGER-RELATED

COMPENSATION FOR CITIZENS NAMED EXECUTIVE OFFICERS

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the named executive officers of Citizens that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section this term is used to describe the merger-related compensation payable to the named executive officers of Citizens.

Citizens has change in control agreements with each of Citizens’ named executive officers. The agreements provide severance benefits if there is a change in control of Citizens and each named executive officer’s employment with Citizens is actually or constructively terminated at any time within three months prior to or on the date of such change in control, or within twenty-four months after a change in control. The merger will result in a change in control.

Citizens’ named executive officers’ employment will have been constructively terminated following a change in control if:

•	there is a significant reduction in the scope of the executive’s authority or in the extent of such executive’s powers, functions, duties or responsibilities;

•	there is a reduction in the executive’s rate of compensation;

•	fringe benefits are not provided to the executive on a basis commensurate with other executives; or

•	there are changes in Citizens’ executive’s responsibilities, which would require moving such executive’s job outside of lower Michigan.

Each change in control agreement provides for severance benefits of a lump sum payment equal to two times (three times in the case of Ms. Nash) the executive’s annual base salary immediately prior to the change in control (or if higher, the annual base salary on the date the executive’s employment is terminated) plus two times (three times in the case of Ms. Nash) the average of the annual bonuses paid to the executive in the last three full calendar years of employment under Citizens’ management incentive plan or such comparable plan in which the executive may have participated.

In addition, the change in control agreements provide Citizens executives with:

•

continued coverage under the medical, dental and life insurance benefit plans for eighteen months after termination, provided the executive does not enter into other employment providing comparable benefits;

•	accelerated vesting of all stock options and restricted stock awards; and

•	payment of up to $20,000 for outplacement services.

In addition to the standard confidentiality requirements, Citizens executives may not, for a period of one year (two years in the case of Ms. Nash) following termination of employment, accept employment, consult for or otherwise assist any other financial institution, which conducts business from a location within fifty (50) miles of any of Citizens’ locations.

Citizens does not have any compensation arrangements with FirstMerit executive officers and, except as set forth in the merger agreement, FirstMerit does not currently have any compensation arrangements with Citizens’ named executive officers.

The following table sets forth estimated information regarding the compensation for each named executive officer that is based on or otherwise relates to the merger, assuming the following:

(i)	the merger is consummated on February 1, 2013; and

(ii)	the named executive officers are terminated or constructively terminated immediately following the consummation of the merger.

Name	Cash ($)[1]	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)
Cathleen H. Nash	1,763,811	2,482,097	-0-	40,552	-0-	-0-	4,286,460
Lisa T. McNeely	562,384	1,110,212	-0-	49,491	-0-	-0-	1,722,087
Mark W. Widawski	621,326	900,039	-0-	40,552	-0-	-0-	1,561,917
Judith L. Klawinski	586,301	790,256	-0-	49,491	-0-	-0-	1,426,048
Thomas W. Gallagher	535,540	616,009	-0-	40,552	-0-	-0-	1,192,101
Raymond E. Green	568,675	433,835	-0-	40,083	-0-	-0-	1,042,593

(1)	The amounts listed in this column represent the lump sum amount payable to each named executive officer net of any cutback so that the payment will not result in the payment of an excess parachute payment as that term is defined in Code Section 280G.
The amount of the lump sum payment is a multiple of each executive’s base salary. No bonuses were paid to the named executive officers during the last three full calendar years. The estimated cutbacks for each named executive officer are set forth in the following table.

Name	Cash Severance ($)	Cutback ($)	Net Cash Payment ($)
Cathleen H. Nash	3,900,000	(2,136,189)	1,763,811
Lisa T. McNeely	970,000	(407,616)	562,384
Mark W. Widawski	840,000	(218,674)	621,326
Judith L. Klawinski	780,000	(193,699)	586,301
Thomas W. Gallagher	580,000	(44,460)	535,540
Raymond E. Green	700,000	(131,325)	568,675

(2)	The amounts listed in this column represent the aggregate value of shares represented by unvested restricted stock and/or restricted stock units that would vest (123,672 for Ms. Nash, 55,317 for Ms. McNeely, 44,845 for Mr. Widawski, 39,375 for Ms. Klawinski, 30,693 for Mr. Gallagher and 21,616 for Mr. Green). All of the amounts are based on a price per share of common stock of $20.07, which is the average closing price of Citizens common stock over the first five business days following the first public announcement of the merger (beginning with September 13, 2012).

(3)	The amounts listed in this column include (i) for each executive, $20,000 for the cost of outplacement services, and (ii) health and life insurance benefits for a continuation period of 18 months based on each executive’s elected benefit coverage.

New Change in Control Agreements

Citizens is party to a change in control agreement with each of its executive officers, as described above under “—Golden Parachute Compensation.” Pursuant to the terms of the merger agreement, after the closing of the merger and the repayment of the Citizens TARP Preferred Stock, FirstMerit is obligated under the merger agreement to execute new change in control agreements with each of the former Citizens executive officers that replace the agreements previously executed by Citizens.

The reason for the replacement agreements is to implement an earlier decision of Citizens’ Compensation Committee to update the existing agreements so that they would be similar to those of other comparable financial institutions not subject to TARP. Citizens’ Compensation Committee believed that it was important to maintain such comparable change in control agreements to the extent permitted under TARP to retain management and preserve the value of company franchise. Based on questions raised by management in late 2011, Citizens’ Compensation Committee in early 2012 conducted a thorough review of the terms of the existing agreements with the assistance of its consultant, Pearl Meyer & Partners, LLC. Based on that review, Citizens’ Compensation Committee determined (i) that the after tax net payment to certain executives under the existing change in control agreements was not comparable to the terms of agreements in place at similarly situated financial institutions not subject to TARP, and (ii) to update the existing agreements accordingly as soon as practicable after the Citizens TARP Preferred Stock was repurchased and when applicable Treasury regulations would allow. In light of discussions concerning a potential strategic combination, and Citizens’ Compensation Committee’s desire to incent Citizens’ management to stay through a transition period in the event of a strategic transaction, Citizens’ Compensation Committee in the summer of 2012 determined to prepare a template change in control agreement for this purpose. Information concerning the replacement agreements was posted on the electronic data site on August 7, 2012. The template agreement was referenced in the first draft of the merger agreement distributed on August 10, 2012 and was subsequently posted on the electronic data site. The template agreement was then finalized following discussions between representatives of the boards of Citizens and FirstMerit as part of the negotiations of the merger agreement between September 4 and September 12. The template agreement has been filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

The replacement change in control agreements, which include covenant not to compete, non-solicitation and confidentiality provisions, are substantially similar to the existing agreements. The material differences in the new agreements include the following.

•

Each of the new agreements acknowledges that a change in control has occurred as a result of the merger and; therefore, the benefits contemplated by the agreement would be triggered if the executive experiences a separation from service with FirstMerit or one of its subsidiaries as a result of an involuntary termination or a constructive dismissal within 24 months after the effective time of the merger.

•

In the event of a qualifying separation from service, an executive would receive a lump sum severance payment fixed in amount based on the payment formula in the existing agreements assuming Citizens was not subject to TARP.

•

In the event of a qualifying separation from service, an executive would also receive a lump sum payment in an amount equal to the cost, on a net after-tax basis, of continuing the medical, dental and vision insurance benefits for the executive and eligible dependents for 12 or 18 months of COBRA coverage, as applicable.

•

In order to receive benefits under the agreement, an executive would be required to execute an agreement releasing FirstMerit from any claims he or she might have against FirstMerit, Citizens and their respective affiliates.

•

Amounts payable to the executive may be subject to cutback unless, after the executive pays all of the applicable taxes, including any excise taxes in connection with Section 280G of the Code, the net after-tax amount the executive would receive is greater than the amount the executive would have received on a net after-tax basis after having the applicable portion of the executive’s payments cut back. The executives will not be reimbursed for any taxes payable by them in connection with the severance payments.

No change in control payments can be made while the Citizens TARP Preferred Stock remains outstanding. The following table sets forth estimated information regarding the compensation for each named executive officer under the new change in control agreements, assuming the following:

(i)	the new change in control agreements are in effect and the merger is consummated on February 1, 2013;

(ii)	the Citizens TARP Preferred Stock is no longer outstanding; and

(iii)	the named executive officers are terminated or contractually terminated immediately following consummation of the merger.

Name	Cash ($)	Equity ($)(1)	Pension/ NQDC ($)	Perquisites/ benefits ($)(2)	Tax Reimbursement ($)(3)	Other ($)(4)	Total ($)
Cathleen H. Nash	5,914,920	2,482,097	-0-	40,962	18,002	-0-	8,455,981
Lisa T. McNeely	1,289,492	1,110,212	-0-	50,081	25,831	-0-	2,475,616
Mark W. Widawski	1,134,396	900,039	-0-	40,962	18,002	-0-	2,093,399
Judith L. Klawinski	1,090,200	790,256	-0-	50,081	25,831	-0-	1,956,368
Thomas W. Gallagher	851,005	616,009	-0-	40,962	18,002	-0-	1,525,978
Raymond E. Green	946,347	433,835	-0-	40,484	17,591	-0-	1,438,257

(1)	The amounts listed in this column represent the aggregate value of shares represented by unvested restricted stock and/or restricted stock units that would vest (123,672 for Ms. Nash, 55,317 for Ms. McNeely, 44,845 for Mr. Widawski, 39,375 for Ms. Klawinski, 30,693 for Mr. Gallagher and 21,616 for Mr. Green). All of the amounts are based on a price per share of common stock of $20.07, which is the average closing price of Citizens common stock over the first five business days following the first public announcement of the merger (beginning with September 13, 2012).

(2)	The amounts listed in this column include (i) for each executive, $20,000 for the cost of outplacement services, and (ii) lump sum payments made to the executives to cover premiums for health insurance benefits for a continuation period of 18 months based on each executive’s elected benefit coverage.

(3)	The amounts listed in this column represent the amount payable to each executive as reimbursement for estimated taxes payable by such executive in connection with the lump sum paid to him or her for COBRA insurance premiums.

Citizens Merger-Related Compensation Proposal

Citizens is seeking non-binding, advisory shareholder approval of the compensation of Citizens’ named executive officers that is based on or otherwise relates to the merger as disclosed above in this section. The proposal gives Citizens’ shareholders the opportunity to express their views on the merger-related compensation of Citizens’ named executive officers.

Accordingly, Citizens is requesting shareholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Citizens’ named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Advisory (Non-Binding) Vote on Certain Merger-Related Compensation for Citizens Named Executive Officers—Golden Parachute Compensation,” be, and they hereby are APPROVED.”

Required Vote

Approval of the Citizens Merger-Related Compensation Proposal requires the affirmative vote of a majority of the votes cast by shareholders on the proposal, assuming a quorum is present. If you (i) abstain from voting on this proposal or (ii) hold your stock in “street name” and fail to instruct your broker how to vote your shares and the broker submits a broker non-vote, it will have no effect on the vote on this proposal. Approval of this proposal is not a condition to the consummation of the merger.

The vote on this proposal is a vote separate and apart from the vote to approve the merger agreement. Accordingly, you may vote against approval of this proposal on merger-related compensation and benefits to be paid or provided to named executive officers of Citizens and vote for approval of the merger agreement and vice versa. The vote is advisory in nature and, therefore, is not binding on Citizens or on FirstMerit or the boards of directors or the compensation committees of Citizens or FirstMerit, regardless of whether the merger agreement is approved. Approval of the nonbinding, advisory proposal with respect to the compensation that may be received by Citizens’ named executive officers in connection with the merger is not a condition to completion of the merger, and failure to approve this advisory matter will have no effect on the vote to approve the merger agreement. The merger-related named executive officer compensation to be paid in connection with the merger is based on contractual arrangements with the named executive officers and accordingly the outcome of this advisory vote will not affect the obligation to make these payments.

Recommendation of the Citizens Board of Directors

The Citizens board of directors recommends that shareholders vote “FOR” approval of the Citizens Merger-Related Compensation Proposal.

PROPOSAL NO. 3

APPROVE GRANTING THE BOARD OF DIRECTORS AUTHORITY TO ADJOURN THE CITIZENS SPECIAL MEETING, IF NECESSARY TO PERMIT FURTHER SOLICITATION OF PROXIES

If at the Citizens special meeting the number of shares of common stock present in person or represented by proxy and voting in favor of the Citizens Merger Proposal is insufficient to approve such proposal, management may move to adjourn, postpone or continue the special meeting on one or more occasions in order to enable the board of directors to continue to solicit additional proxies in favor of such proposal. In that event, you will be asked to vote only upon the Citizens Adjournment Proposal and the Citizens Merger-Related Compensation Proposal and not the Citizens Merger Proposal.

In this proposal, Citizens is asking the Citizens shareholders to authorize the holder of any proxy solicited by its board of directors to grant to the Citizens board of directors the authority to adjourn the special meeting and any later adjournments. If the Citizens shareholders approve this proposal, Citizens could adjourn the special meeting, and any adjourned session of the special meeting on one or more occasions, to use the additional time to solicit proxies in favor of the merger agreement proposal, including the solicitation of proxies from the shareholders that have previously voted against such proposal. Among other effects, approval of this proposal could mean that, even if proxies representing a sufficient number of votes against the approval of the Citizens Merger Proposal have been received, Citizens could adjourn the special meeting without a further shareholder vote on such proposal and seek to convince the holders of those shares to change their votes to vote in favor of such proposal.

Generally, if the special meeting is adjourned, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the place, date and time to which the meeting is adjourned.

Required Vote

Approval of the Citizens Adjournment Proposal requires the affirmative vote of a majority of the votes cast by shareholders on the proposal, assuming a quorum is present. Abstentions will be counted toward a quorum at the Citizens special meeting, but will have no effect on the vote on this proposal.

Recommendation of the Citizens Board of Directors

The Citizens board of directors believes that if the number of shares of its common shares present in person or represented by proxy at the Citizens special meeting and voting in favor of the approval of the merger agreement is insufficient to approve such proposals, it is in the best interests of the Citizens shareholders to enable the board of directors to continue to seek to obtain a sufficient number of additional votes to approve such proposals. The Citizens Board of Directors recommends that shareholders vote “FOR” the Citizens Adjournment Proposal.

RETROSPECTIVELY REVISED FINANCIAL INFORMATION FOR ADOPTION

OF A NEW ACCOUNTING STANDARD

Effective for the quarter ended March 31, 2012, FirstMerit and Citizens adopted the Financial Accounting Standards Board’s Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, as amended by ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. These pronouncements require, among other things, the retrospective reporting on the face of the financial statements of the components of other comprehensive income, total other comprehensive income and total comprehensive income, either with net income in a single continuous statement of comprehensive income or in two separate but consecutive statements. For interim periods, companies are required to present a total for comprehensive income in a single continuous statement of comprehensive income or two separate but consecutive statements.

The following tables disclose the impact of the adoption of these new accounting pronouncements on the historical financial statements of FirstMerit and Citizens. The tables present selected components of the Consolidated Statements of Comprehensive Income for FirstMerit and Citizens for the years ended December 31, 2012, 2011 and 2010, respectively, and should be read in conjunction with the information in FirstMerit’s 2012 Annual Report on Form 10-K which has been incorporated by reference in this proxy statement/prospectus and Citizens’ consolidated financial information under the heading “Information About Citizens” on page 126 and “Index to Citizens Financial Statements” on page F-1. This information was previously presented in the Consolidated Statements of Income and Comprehensive Income for FirstMerit and in the Consolidated Statements of Changes in Shareholders’ Equity for Citizens.

FIRSTMERIT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
(in thousands)	2012	2011	2010
Net income	$134,106	$119,558	$102,909
Other comprehensive income (loss):
Net change in unrealized securities holding gains (losses), net of tax of $2,200, $10,200 and $0.0	4,154	26,205	(555)
Reclassification for realized securities’ gains, net of tax of $1,300, $3,900 and $300	(2,461)	(7,203)	(556)
Pension and postretirement benefits costs, net of tax of $3,200, $9,000 and $300	5,989	(16,786)	467

Total other comprehensive income (loss)	7,682	2,216	(644)

Total comprehensive income	$141,788	$121,774	$102,265

CITIZENS REPUBLIC BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
(in thousands)	2012	2011	2010
Net Income (Loss)	$372,275	$6,667	$(292,925)
Other comprehensive income (loss)
Securities available for sale:
Net change in unrealized gains, net of tax of $2,059, $5,052, and ($1,715)	3,824	9,481	5,585
Unrealized gain on securities transferred from available for sale to held to maturity, net of tax of $0, $6,479, and $912	—	12,032	1,693
Reclassification adjustment on securities, net of tax of $0, $468, and $0	—	868	(13,896)
Securities held to maturity:
Amortization of unrealized loss previously recognized in other comprehensive income, net of tax of ($2,524), ($1,365), and ($6)	(4,687)	(2,535)	(12)
Defined benefit pension plan:
Change in prior service cost and actuarial loss, net of tax of ($842), ($364), and $0	(1,564)	(676)	(712)
Unrealized loss on qualifying cash flow hedges, net of tax of ($2,674), ($2,603), and $0	(4,966)	(4,834)	(5,721)

Total other comprehensive income (loss)	(7,393)	14,336	(13,063)

Comprehensive income (loss)	$364,882	$21,003	$(305,988)

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of FirstMerit and of Citizens and its subsidiaries, as an acquisition by FirstMerit of Citizens using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the purchase method of accounting, the assets and liabilities of Citizens will be recorded by FirstMerit at their respective fair values as of the date the merger is completed. The pro forma financial information should be read in conjunction with FirstMerit’s Annual Report on Form 10-K for the calendar year ended December 31, 2012, which is incorporated by reference herein, and in conjunction with Citizens’ financial statements included elsewhere in this document. See “Where You Can Find More Information” on page 267, “Information about Citizens” on page 126 and “Index to Citizens Financial Statements” on page F-1.

The merger was announced on September 13, 2012, and provides that each outstanding share of Citizens common stock will be canceled and converted into the right to receive 1.37 shares of FirstMerit common stock. Any shares of Citizens common stock that are owned by Citizens, FirstMerit or any of their respective subsidiaries, other than in a fiduciary capacity, will be canceled without any consideration. On February 19, 2013, FirstMerit agreed with the Treasury to purchase from the Treasury each share of Citizens TARP Preferred Stock issued and outstanding immediately prior to the merger’s effective time for an aggregate amount equal to the liquidation preference of the Citizens TARP Preferred Stock plus all accrued, accumulated and unpaid dividends thereon. The purchase of all of the Citizens TARP Preferred Stock is subject to customary closing conditions, including prior Federal Reserve approval, which First Merit is seeking in connection with the Federal Reserve approvals needed for the merger. The net proceeds of the February 2013 issuance by FirstMerit of preferred equity and debt will be used to fund the payoff. The preferred equity is Tier 1 capital and the debt is Tier 2 capital for regulatory purposes. The February 19th agreement also provides that the Citizens TARP Warrant will be converted into a warrant to purchase FirstMerit common stock. The number of FirstMerit common shares for which the Citizens TARP Warrant will be exercisable and the exercise price will be adjusted to reflect the 1.37 share exchange ratio.

The merger will be a “reorganization” for Federal income tax purposes and FirstMerit and Citizens shareholders generally will not recognize, for Federal income tax purposes, any gain or loss on the merger, or the receipt of shares of FirstMerit common stock.

The unaudited pro forma condensed combined balance sheet gives effect to the merger as if the transactions had occurred on December 31, 2012. The unaudited pro forma condensed combined income statements for the years ended December 31, 2012 and December 31, 2011, give effect to the merger as if the transactions had become effective at the beginning of January 1, 2011.

The unaudited pro forma condensed combined financial information included herein is presented for informational purposes only and does not necessarily reflect the financial results of the combined companies had the companies actually been combined at the beginning of the periods presented. The adjustments included in this unaudited pro forma condensed combined financial information is preliminary and may be revised. This information also does not reflect the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues, or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future. The unaudited pro forma condensed combined financial information should be read in conjunction with and is qualified in its entirety by reference to the historical consolidated financial statements and related notes thereto of FirstMerit and its subsidiaries, which are incorporated in this document by reference, and the historical consolidated financial statements and related notes thereto of Citizens and its subsidiaries, appearing elsewhere in this document. See “Where You Can Find More Information” on page 267 and “Index to Citizens Financial Statements” on page F-1.

FIRSTMERIT CORPORATION AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2012

(Dollars in thousands, except per share amounts)	FirstMerit As Reported	Citizens As Reported	Ref	Pro Forma Adjustments	Pro Forma Combined FirstMerit
ASSETS
Cash and cash equivalents	$258,014	$359,859	A,D,J	$(3,389)	$614,484
Investment securities	3,683,809	3,050,656	D,H	65,000	6,799,465
Loans, including loans held for sale	9,774,467	5,269,695	E	(364,100)	14,680,062
Allowance for loan losses	(142,197)	(110,439)	B	110,439	(142,197)

Net loans	9,632,270	5,159,256		(253,661)	14,537,865
Premises and equipment	181,149	90,291		—	271,440
Goodwill	460,044	318,150	C,K	(42,487)	735,707
Intangible assets	6,373	5,308	C,F	76,092	87,773
Other assets	691,353	603,163		—	1,294,516

Total assets	$14,913,012	$9,586,683		$(158,445)	$24,341,250

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$11,759,425	$7,160,785	G	$44,000	$18,964,210
Borrowings	1,241,408	893,657	A,D	359,661	2,494,726
Other liabilities	266,977	161,736	I - J	(135,201)	293,512

Total liabilities	13,267,810	8,216,178		268,460	21,752,448

SHAREHOLDERS’ EQUITY:
Preferred stock	—	292,473	A,J	(195,623)	96,850
Common stock	127,937	1,437,877	A	(1,437,877)	127,937
Capital surplus	475,979	—	K	846,750	1,322,729
Retained earnings (deficit)	1,195,850	(346,632)	A	346,632	1,195,850
Accumulated other comprehensive gain (loss)	(16,205)	(13,213)	A	13,213	(16,205)
Treasury stock	(138,359)	—	A	—	(138,359)

Total shareholders’ equity	1,645,202	1,370,505		(426,905)	2,588,802

Total liabilities and shareholders’ equity	$14,913,012	$9,586,683		$(158,445)	$24,341,250

Shares outstanding	109,649	40,498			165,131
Book value per common share	$15.00	$26.62			$15.09

See notes to the unaudited pro forma condensed combined financial information

FIRSTMERIT CORPORATION AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Income Statement

For the twelve months ended December 31, 2012

(Dollars in thousands, except per share amounts)	FirstMerit As Reported	Citizens As Reported	Ref	Pro Forma Adjustments	Pro Forma Combined FirstMerit
Interest income	$510,683	$371,928	M	$20,737	$903,348
Interest expense	38,853	71,156	L,M	(3,791)	106,218

Net interest income	471,830	300,772		24,528	797,130
Provision for loan losses	54,698	23,204		—	77,902

Net interest income after provision for loan losses	417,132	277,568		24,528	719,228
Other income	223,604	92,320		—	315,924
Other expense	453,613	270,622	M	8,140	732,375

Income before income tax expense	187,123	99,266		16,388	302,777
Income tax expense (benefit)	53,017	(273,009)		5,408	(214,584)

Net income	134,106	372,275		10,980	517,361
Preferred stock dividends	—	(24,347)	N,O	18,472	(5,875)

Net income to common shareholders	$134,106	$347,928		$29,452	$511,486

Earnings Per Share (a)
Basic	$1.22	$8.61			$3.13
Diluted	1.22	8.61			3.13

Average Shares Outstanding (a)
Basic	109,518	39,475			163,599
Diluted	109,518	39,475			163,599

(a)	The adjustments to earnings per share and average shares outstanding are shown in the comparative data section.

See notes to the unaudited pro forma condensed combined financial information

FIRSTMERIT CORPORATION AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Income Statement

For the year ended December 31, 2011

(in thousands, except per share amounts)	FirstMerit As Reported	Citizens As Reported	Ref	Pro Forma Adjustments	Pro Forma Combined FirstMerit
Interest income	$538,256	$407,819	M	$20,737	$966,812
Interest expense	58,629	94,709	L,M	(3,791)	149,547

Net interest income	479,627	313,110		24,528	817,265
Provision for loan losses	74,388	138,808		—	213,196

Net interest income after provision for loan losses	405,239	174,302		24,528	604,069
Other income	224,757	95,257		—	320,014
Other expense	464,345	283,150	M	8,140	755,635

Income before income tax expense	165,651	(13,591)		16,388	168,448
Income tax expense (benefit)	46,093	(20,258)		5,408	31,243

Net Income	119,558	6,667		10,980	137,205
Preferred stock dividends	—	(22,985)	N,O	17,110	(5,875)

Net income to common shareholders	$119,558	$(16,318)		$28,090	$131,330

Earnings Per Share(a)
Basic	$1.10	$(0.41)			$0.81
Diluted	1.10	(0.41)			0.81

Average Shares Outstanding(a)
Basic	109,102	39,422			163,110
Diluted	109,102	39,422			163,110

(a)	The adjustments to earnings per share and average shares outstanding are shown in the comparative data section.

See notes to the unaudited pro forma condensed combined financial information

Notes to Unaudited Pro Forma

Condensed Combined Financial Information

Note 1—Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared using the purchase method of accounting, giving effect to the merger involving FirstMerit and Citizens; the planned repurchase by FirstMerit of the Citizens TARP Preferred Stock; the February 2013 issuance by FirstMerit of preferred equity and debt; a planned payment in full of the accrued interest on the Citizens junior subordinated debentures, approximating $16.5 million, associated with the Citizens’ Trust Preferred Securities (as defined below), prior to the closing of the merger as if the transactions had occurred as of the beginning of the earliest period presented. The merger will be a “reorganization” for Federal income tax purposes and FirstMerit and Citizens shareholders generally will not recognize, for Federal income tax purposes, any gain or loss on the merger, or the receipt of shares of FirstMerit common stock.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position had the merger, repurchase of the Citizens TARP Preferred Stock, the preferred equity issuance and debt issuance been consummated at January 1, 2011, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. Certain historical financial information has been reclassified to conform to the current presentation. The merger, which is currently expected to be completed in the second quarter of 2013, provides for the issuance of 1.37 shares of FirstMerit Corporation common stock in exchange for each share of Citizens common stock and is subject to approval of FirstMerit and Citizens shareholders and certain regulatory agencies. The value of a Citizens share would be $20.69 based on FirstMerit’s closing price on February 22, 2013.

The merger will be accounted for as an acquisition by FirstMerit using the purchase method of accounting. Accordingly, the assets and liabilities of Citizens will be recorded at their respective fair values and the values used represent management’s estimates based on available information. The pro forma adjustments included herein are subject to change depending on changes in interest rates and the components of assets and liabilities, additional information that becomes available and additional analysis that is performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analysis to determine the fair value of Citizens’ tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the estimated fair values of the net assets, commitments, executor contracts, and other items of Citizens as compared with the information shown in the unaudited pro forma condensed combined financial information may change the amount of the purchase price allocated to goodwill and other assets and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Citizens’ shareholders’ equity through the date the merger is completed will also change the purchase price allocation, which may include the recording of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

The accounting policies of both FirstMerit and Citizens are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassifications may be determined.

Note 2—Repurchase of TARP Preferred Stock, TARP Warrant Conversion and Redemption of Citizens Trust Preferred Securities

Citizens has $300.0 million of Citizens TARP Preferred Stock issued and outstanding plus accumulated but unpaid dividends of approximately $48.5 million at December 31, 2012. All shares of Citizens TARP Preferred Stock were issued to, and are held by, the Treasury pursuant to the Troubled Asset Relief Program Capital Purchase Program. FirstMerit plans to repurchase at the closing of the merger, the Citizens TARP Preferred Stock including accrued interest. The February 2013 issuance of preferred equity and debt by FirstMerit will be used to fund the repurchase and payment of accrued interest.

On December 12, 2008, in connection with the issuance of its Citizens TARP Preferred Stock, Citizens issued a warrant to the Treasury to purchase 1,757,813 shares of Citizens common stock at $25.60 per share. The Citizens TARP Warrant will cease to represent any rights to purchase Citizens common stock and will be converted into a warrant to purchase FirstMerit common stock in accordance with FirstMerit and Citizens’ February 19, 2013 agreement with the Treasury. The number of FirstMerit common shares for which the Citizens TARP Warrant will become exercisable and the exercise price will be adjusted to reflect the 1.37 share exchange ratio.

Citizens issued junior subordinated debentures to Citizens Funding Trust I, a Delaware statutory trust (“CFT I”), and Citizens Michigan Statutory Trust I, a Connecticut statutory trust (“CMST I”). CFT I and CMST I each issued trust preferred securities (the “Citizens Trust Preferred Securities”). CFT I and CMST I have outstanding Citizens Trust Preferred Securities of $48.7 million and $25.8 million, respectively. Beginning in the first quarter of 2010, Citizens deferred payment of interest on its outstanding junior subordinated debentures relating to the Citizens Trust Preferred Securities and suspended quarterly cash dividend payments on the Citizens TARP Preferred Stock. As of December 31, 2012, the amount of accrued but unpaid interest on the junior subordinated debentures associated with the Citizens Trust Preferred Securities was approximately $12.4 million.

Note 3—Purchase Price Allocation

The pro forma adjustments include the purchase accounting entries to record the merger transaction. The excess of the purchase price over the fair value of the net assets acquired, net of deferred taxes, is allocated to goodwill. Estimated fair value adjustments included in the pro forma financial statements are based upon available information, and certain assumptions considered reasonable, and may be revised as additional information becomes available. For purposes of this pro forma analysis, fair value adjustments, other than goodwill and adjustments to acquired impaired loans, are amortized/accreted on a straight-line basis over their estimated average remaining lives. Estimated accretion and amortization on borrowings are based on estimated maturity by type of borrowing. When the actual amortization/accretion is recorded for periods following the merger closing, the effective yield method will be used where appropriate. Tax expense related to the net fair value adjustments is calculated at the statutory 33% tax rate.

Included in the pro forma adjustments are core deposit intangibles of $81.4 million. The core deposit intangibles are separate from goodwill and amortized on a straight-line basis over its estimated average remaining life. When the actual amortization is recorded for periods following the merger closing, the straight line or sum-of-the-years digits method will be used. Goodwill totaling $275.7 million is included in the pro forma adjustments, and is not subject to amortization. The purchase price is contingent on FirstMerit’s price per common share at the date of close, which has not yet occurred. Accordingly, a 10% increase or decrease in

FirstMerit’s most recently used price per common share would result in a corresponding goodwill adjustment of approximately $85.0 million. The allocation of purchase price is as follows:

Purchase Price Allocation

(in thousands, except per share amounts)
Pro Forma Purchase Price
Citizens common shares outstanding at merger announcement		40,495
Price per share, based on FirstMerit price of $15.26 at February 26, 2013		$20.91

Total pro forma price from common stock		846,750
Repurchase of Citizens TARP preferred stock		348,534

Total pro forma purchase price		$1,195,284

Citizens Net Assets at Fair Value
Assets
Cash and due from banks	$359,859
Securities	3,115,656
Loans, net of unearned income and loans held for sale	4,905,595
Property and equipment	90,291
Intangible assets	81,400
Other assets	603,163

Total Assets	$9,155,964
Liabilities
Deposits—noninterest bearing	$7,204,785
Borrowings	1,005,023
Other liabilities	26,535

Total Liabilities	$8,236,343
Net Assets		919,621

Preliminary Pro Forma Goodwill		$275,663

Note 4—Estimated Amortization/Accretion of Purchase Accounting Adjustments

The following table sets forth an estimate of the expected effects of the projected aggregate purchase accounting adjustments reflected in the pro forma combined financial statements on the future pre-tax net income of FirstMerit after the merger with Citizens:

	Discount accretion (premium amortization)
	For the year ended December 31,
(Unaudited, in thousands)	2013	2014	2015	2016	2017
Securities	$(13,000)	$(13,000)	$(13,000)	$(13,000)	$(13,000)
Loans, net of unearned income and loans held for sale (1)	33,737	23,853	19,846	16,264	14,095
Deposits—noninterest bearing	14,666	14,666	14,666	—	—
Intangible assets	(8,140)	(8,140)	(8,140)	(8,140)	(8,140)

Increase (decrease) in pre-tax net income	$27,263	$17,379	$13,372	$(4,876)	$(7,045)

(1)	Accretion is based on the difference between the fair value and the outstanding principal balance of only acquired nonimpaired loans, recognized over the remaining term of the loans.

The actual effect of purchase accounting adjustments on the future pre-tax income of FirstMerit will differ from these estimates based on the closing date estimates of fair values and the use of different amortization methods than assumed above.

Note 5—Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All taxable adjustments were calculated using a 33% tax rate to arrive at deferred tax asset or liability adjustments. All adjustments are based on current assumptions and valuations, which are subject to change.

A.	Borrowings and preferred equity for FirstMerit are adjusted by the February 2013 preferred equity and debt issuances for net proceeds of $345.1 million.

B.	Elimination of Citizens’ existing loan loss reserves as purchased loans in a business combination are recorded at estimated fair value on the purchase date and the carryover of the related allowance for loan losses is prohibited.

C.	Elimination of Citizens’ goodwill and core deposit intangible asset.

D.	Represents the gross fair value mark on borrowings assumed and the related deferred tax assets of $36.8 million.

E.	Loans were adjusted for credit deterioration of the acquired portfolio in the gross amount of approximately $377.6 million. A further fair value adjustment to reflect current interest rates and spreads in the gross amount of approximately $13.5 million, partially offset the credit deterioration adjustment.

F.	Other intangible assets were adjusted to establish identifiable intangibles for estimated core deposit intangibles associated with the merger. Final intangible assets will be determined after the merger is completed as discussed in Note 1, which could result in additional tangible and identifiable assets and liabilities not yet identified, such as customer relationship and trade name intangibles. Preliminary analysis has identified a core deposit intangible in the gross amount of approximately $81.4 million.

G.	A fair value adjustment on deposits was made to reflect current interest rates and spreads in the gross amount of approximately $44.0 million.

H.	Securities classified as held-to-maturity were adjusted by the gross amount of approximately $65.0 million for their fair value.

I.	A net deferred tax asset in the approximate amount of $86.7 million was recorded in conjunction with all amounts shown gross above.

J.	First Merit plans to redeem at closing all of the Citizens TARP Preferred Stock, including accrued dividends, that Citizens issued to Treasury under its Capital Purchase Program, which is expected to be $348.5 million and includes approximately $48.5 million in accrued dividends recorded in other liabilities.

K.	See Note 3 for the purchase price allocation and calculation of preliminary goodwill.

L.	Interest expense related to the subordinated debenture issuance of $250.0 million by FirstMerit at the stated interest rate of 4.35%, or $10.9 million annually, is included in the pro forma income statements.

M.	See Note 4 for the estimated amortization/accretion adjustments included in the pro forma income statements.

N.	Dividends related to the preferred equity issuance by FirstMerit at the stated interest rate of 5.875%, or $5.9 million annually, is included in the pro forma income statements.

O.	Elimination of Citizens’ preferred stock dividend, amortization of discount on deemed dividend and amounts related to participating securities.

Note 6—Estimated cost savings and merger integration costs

Estimated cost savings, expected to approximate 22% of annualized pre-tax operating expenses, are excluded from this pro forma analysis. Cost savings are estimated to be realized at 31% in the first year after the acquisition and 100% in subsequent years. In addition, estimated merger-related costs are not included in the pro forma combined statements of income since they will be recorded in the combined results of income as they are incurred prior to or after completion of the merger and are not indicative of what the historical results of the combined company would have been had the companies been actually combined during the periods presented. Merger-related costs are estimated to be $87.1 million.

COMPARATIVE PER SHARE DATA (UNAUDITED)

The following tables set forth the basic earnings, diluted earnings, cash dividends and book value per common share data for FirstMerit and Citizens on a historical basis and on a pro forma combined basis, as of and for the twelve months ended December 31, 2012, and as of and for the twelve months ended December 31, 2011. The pro forma data was derived by combining the historical consolidated financial information of FirstMerit and Citizens using the purchase method of accounting for business combinations and assumes the transaction is completed as contemplated. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the transactions had been effective on the dates presented, in the case of the book value data, and as if the transactions had become effective on January 1, 2011, in the case of the earnings per share and dividends declared data. The unaudited pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting and represent a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of Citizens at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analysis is performed. See “Unaudited Pro Forma Condensed Combined Financial Information” on page 53 for more information.

Pro Forma Earnings Per Share

(Dollars in thousands, except per share amounts)	FirstMerit As Reported	Citizens As Reported	Ref	Pro Forma Adjustments	Pro Forma Combined FirstMerit
Year Ended December 31, 2012:
EARNINGS
Net income	$134,106	$372,275		$10,980	$517,361
Dividends on TARP Preferred Stock (CRBC)	—	(16,988)	O	16,988	—
Dividends on Preferred Stock (FMER)	—	—	N	(5,875)	(5,875)
Amortization of discount on deemed dividend	—	(7,359)	N,O	7,359	—

Net income attributable to common shareholders	134,106	347,928		$29,452	$511,486
Net income allocated to participating securities	—	(8,134)	O	8,134	—

Net income after allocation to participating securities	$134,106	$339,794		$37,586	$511,486

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
Weighted-average common shares outstanding	110,597	40,420		14,956	165,973
Participating securities	(1,079)	(945)	O	(350)	(2,374)

Weighted average shares outstanding for basic and dilutive earnings per common share	109,518	39,475		14,606	163,599

EARNINGS PER COMMON SHARE
Net income per common share - basic	$1.21	$8.61			$3.13
Net income per common share - diluted	1.22	8.61			3.13
Cash dividends declared per share	$0.64	—		N/A	$0.64

(in thousands, except per share amounts)	FirstMerit As Reported	Citizens As Reported	Ref	Pro Forma Adjustments	Pro Forma Combined FirstMerit
Earnings per share for the year ended December 31, 2011:
EARNINGS
Net income	$119,558	$6,667		$10,980	$137,205
Dividends on TARP Preferred Stock (CRBC)	—	(16,171)	O	16,171	—
Dividends on Preferred Stock (FMER)	—	—	N	(5,875)	(5,875)
Amortization of discount on deemed dividend	—	(6,814)	N,O	6,814	—

Net income attributable to common shareholders	119,558	(16,318)		$28,090	$131,330
Net income allocated to participating securities	—	—		—	—

Net income after allocation to participating securities	$119,558	(16,318)		$28,090	$131,330

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
Weighted-average common shares outstanding	110,128	40,053		14,819	165,000
Participating securities	(1,026)	(631)	O	(233)	(1,890)

Weighted average shares outstanding for basic and dilutive earnings per common share	109,102	39,422		14,586	163,110

EARNINGS PER COMMON SHARE
Net income per common shares—basic	$1.10	$(0.41)			$0.81
Net income per common shares—diluted	1.10	(0.41)			0.81
Cash dividends declared per share	$0.64	—		N/A	$0.64

FIRSTMERIT CORPORATION

Computations of Consolidated Ratios of Earnings to Fixed Charges (unaudited)

	Year ended December 31,
(in thousands)	2012	2011	2010	2009	2008	2007
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	$5,580	$9,639	$18,475	$32,081	$59,431	$91,899
Interest Factor Within Rent
Expense(a)	2,669	2,366	2,661	1,870	1,936	2,129

Total Fixed Charges	8,249	12,005	21,136	33,951	61,367	94,028
Preferred Stock dividends	—	—	—	1,789	—	—

Total Fixed Charges and Preferred Stock Dividends	$8,249	$12,005	$21,136	$35,740	$61,367	$94,028

Earnings:
Income Before Income Taxes	$187,123	$165,651	$140,000	$107,815	$168,389	$173,408
Fixed Charges—Excluding Preferred
Stock Dividends	8,249	12,005	21,136	32,162	61,367	94,028

Total Earnings	$195,372	$177,656	$161,136	$139,977	$229,756	$267,436
Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	23.68	14.80	7.62	4.12	3.74	2.84

Ratio of Earnings to Combined Fixed Charges,
Excluding Interest on Deposits	23.68	14.80	7.62	3.92	3.74	2.84

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$38,853	$58,629	$83,851	$110,763	$197,637	$299,448
Interest Factor Within Rent
Expense(a)	2,669	2,366	2,661	1,870	1,936	2,129

Total Fixed Charges	41,522	60,995	86,512	112,633	199,573	301,577
Preferred Stock dividends	—	—	—	1,789	—	—

Total Fixed Charges and Preferred Stock Dividends	$41,522	$60,995	$86,512	$114,422	$199,573	$301,577

Earnings:
Income Before Income Taxes	$187,123	$165,651	$140,000	$107,815	$168,389	$173,408
Fixed Charges—Excluding Preferred
Stock Dividends	41,522	60,995	86,512	110,844	199,573	301,577

Total Earnings	$228,645	$226,646	$226,512	$218,659	$367,962	$474,985
Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	5.51	3.72	2.62	1.94	1.84	1.58
Ratio of Earnings to Combined Fixed Charges,
Including Interest on Deposits	5.51	3.72	2.62	1.91	1.84	1.58

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.

THE MERGER

The following summary describes certain aspects of the merger, including all the terms of the merger agreement that the respective managements of Citizens and FirstMerit believe are material. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. The merger agreement is attached to this joint proxy statement/prospectus as Appendix A and is incorporated by reference in this joint proxy statement/prospectus. You are urged to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Background of the Merger

The FirstMerit board of directors considers the strategic direction of FirstMerit, including an evaluation of strategic growth opportunities, on a regular basis. This consideration includes periodic discussions with FirstMerit’s management with respect to business combination opportunities. In its evaluation of potential acquisition targets, the FirstMerit board of directors considers numerous factors, including among other things the strength of the fit between the target and FirstMerit’s existing business, the accretive or dilutive impact of the acquisition on FirstMerit’s earnings per share and other measures of profitability, the projected strength of the combined enterprise, the expected pro forma effects of the transaction on the balance sheet of the combined enterprise, and the impacts of the transaction on FirstMerit’s shareholders, employees, customers and other stakeholders.

Similarly, as part of its ongoing consideration and evaluation of Citizens’ long-term prospects and strategies, the Citizens board of directors and senior management have regularly reviewed and assessed Citizens’ business strategies and objectives, including strategic opportunities and challenges, all with the goal of enhancing long term shareholder value. Over the last several years, Citizens has been faced with many difficult challenges, including the effects of the financial crisis and recession that has affected the nation. The well-documented economic challenges that the nation faced over the last few years have had a disproportionately negative impact on many of the markets that Citizens serves in the upper Midwest and especially in Michigan. This led to additional loan loss provisions, increases in total charge-offs, increases in expenses associated with problem assets, and restrained new loan demand from credit worthy borrowers, all of which impacted Citizens’ earnings opportunities and capital levels.

From the second quarter of 2008 through the first quarter of 2011, Citizens reported quarterly losses, due largely to the need for expanded loan loss provisions and recognition of goodwill impairment and a deferred tax asset valuation allowance. Maintaining capital at well-capitalized levels throughout this difficult period was a priority for Citizens’ board of directors and management. As a consequence, Citizens raised capital on four separate occasions. In June 2008, Citizens received net proceeds of approximately $189.0 million in a public offering of 19.9 million shares of its common stock and 2.4 million shares of its preferred stock, which were automatically converted into an additional 30.1 million shares of common stock in September 2008. In December 2008, Citizens issued $300.0 million of senior preferred stock to Treasury under Treasury’s Capital Purchase Program and a warrant to purchase 1,757,813 shares of its common stock at $25.60 per share to Treasury as part of this program. In September 2009, Citizens fortified its balance sheet by issuing an aggregate of 26.8 million shares of common stock at a fair value of $219.9 million in exchange for outstanding long term debt with a carrying value of $204.0 million. Also, in April 2010, Citizens sold its F&M Bank subsidiary for $50 million in cash.

As a result of this difficult operating environment and the related stresses on Citizens’ results of operations and financial position and capital, in July 2010, Citizens and Citizens Bank entered into a written supervisory agreement with the Federal Reserve Bank of Chicago and the Michigan Office of Financial and Insurance Regulation, or OFIR, their primary regulators. The written agreement required the boards of directors of Citizens and Citizens Bank to undertake various assessments and submit by specified dates in 2010 a number of plans acceptable to the Federal Reserve and OFIR in connection with, among other things, asset quality, credit administration, capital levels, liquidity and loan and lease loss reserves. Following a series of actions to reduce the level of its problem assets and improve the efficiency of its operations, as well as some improvement in economic conditions in Citizens’ markets, Citizens’ operating results improved, resulting in profitable quarters since the second quarter of 2011 and a reversal of its deferred tax asset valuation allowance. On April 17, 2012, the Federal Reserve and the OFIR terminated their written agreement with Citizens and Citizens Bank.

After addressing the immediate challenges facing Citizens during this time period from 2008 through the first quarter of 2011, the Citizens board of directors formed a strategic planning workgroup in May 2011 to undertake a review of Citizens’ strategic alternatives with Citizens’ management. The workgroup retained Keefe, Bruyette & Woods (“KBW”) as its independent financial advisor to assist the workgroup and management in this effort. The workgroup conducted a review of strategic alternatives with the assistance of KBW during the summer and early fall of 2011. This strategic alternatives review included organic growth opportunities, other growth opportunities and strategic combinations. Following this review in October 2011, the workgroup recommended to the Citizens board that Citizens continue to pursue management’s long term strategic plan, the main objective of which was to achieve a level of financial performance consistent with Citizens’ peers. The plan assumed that, in order to meet that goal, Citizens would need to improve net interest margin, non-interest income, net interest expense and provision expense, and that it would be able to participate in certain FDIC-assisted transactions. The Citizens board decided to pursue management’s long term strategic plan, but because of the uncertain business conditions existing at that time, recognized that it would need to monitor execution of the plan, whether the plan’s underlying assumptions remained valid and were being realized, and whether the plan continued to be the appropriate strategic direction for Citizens. In February 2012, Citizens engaged J.P. Morgan as its independent financial advisor in connection with a potential capital raising transaction to repurchase its Citizens TARP Preferred Stock.

As Citizens continued to execute on its long term strategic plan, concerns increased in the spring of 2012 that, due to the uncertain economic recovery, a continued low interest rate environment, fewer opportunities for accretive FDIC-assisted transactions and increasing regulatory compliance costs, it would be more difficult than expected for Citizens to realize many of the key assumptions underlying management’s long term strategic plan. Accordingly, in June 2012, the Citizens board reactivated the strategic planning workgroup as a strategic planning committee to reassess its strategic plan. The board recognized that important improvements had been achieved by management, such as returning Citizens to profitability and exiting the requirements of the written agreement with the Federal Reserve and OFIR. However, in light of the increasing difficulty of achieving the key elements of the long term strategic plan, Citizens’ ongoing capital needs (considered in the context of a potential repurchase of the TARP Preferred Stock) and general market conditions, Citizens’ board of directors authorized the strategic planning committee to, among other things, assess whether the strategic plan continued to represent the best direction for Citizens and its shareholders in terms of long term shareholder value, evaluate other strategic alternatives available with the assistance of outside advisors, and make recommendations to the full board of directors. The strategic planning committee consisted of four independent directors and Citizens’ President and CEO.

The strategic planning committee met twice in mid-June 2012 to initiate a formal process to evaluate the long term strategic plan as well as alternative actions that might improve Citizens’ return on capital, including a possible assessment of the potential for a strategic combination that might bring greater value to the Citizens shareholders. The committee engaged J.P. Morgan as independent financial advisor on behalf of itself and the board to assist with this evaluation and review. J.P. Morgan was selected because of its existing engagement by Citizens in connection with a potential capital raising transaction, its resulting familiarity with Citizens’ current business and financial position and its expertise with respect to financial institution business combinations. In mid-June, the strategic planning committee received presentations from (i) management on Citizens’ long term strategic plan, outlook and available alternatives and whether the key assumptions underpinning Citizens’ long term strategic plan had materialized or were likely to materialize; (ii) representatives of J.P. Morgan on market conditions, potential alternatives, including potential strategic partners, and related process considerations and a comparison of performance metrics with peers; and (iii) Citizens’ outside legal counsel, Dykema Gossett PLLC, on the strategic planning committee’s fiduciary duties, process considerations and other background issues. Citizens’ management discussed, among other things, the potential adverse effect of continued uncertain economic growth, the low interest rate environment, limited FDIC-assisted transaction opportunities and increased compliance costs on its ability to sustain long-term improvements in profitability through organic growth and acquisition opportunities.

On June 19, 2012, as part of this strategic review process, the Citizens strategic planning committee authorized J.P. Morgan to (i) perform a market check to assess the interest of the most likely strategic partners in entering into a strategic transaction with Citizens and (ii) compare that interest with other potential strategic alternatives including remaining independent and pursuing organic growth opportunities. The strategic planning committee worked with representatives of J.P. Morgan to review a list of approximately 15 possible interested parties identified by representatives of J.P. Morgan based on J.P. Morgan’s knowledge of and experience in the industry in collaboration with Citizens’ management team. This review included assessments prepared by J.P. Morgan with respect to each potential strategic partner as to potential strategic combination rationales, market and product overlap, synergies and ability to pay. Based on its assessment of potential strategic partners most likely to provide an indication of interest, and in light of the practical concerns involved with managing a market check process and maintaining confidentiality, the strategic planning committee authorized J.P. Morgan to contact six specified potential strategic partners on an anonymous basis to determine whether there was an interest in considering a potential strategic transaction.

Three of the six potential strategic partners that were contacted signed confidentiality agreements: FirstMerit, Company A and Company B. Beginning the week of June 25, 2012, these parties were given access to certain non-public information about Citizens, participated in separate management presentations from Citizens’ executive management and were offered follow-up discussions with Citizens’ executive management on specific topics relevant for their preliminary indication of interest. All parties were asked to provide, by July 24, 2012, a preliminary indication of interest regarding a combination with Citizens that would include, among other information, an estimated per share valuation for Citizens, the assumptions upon which that preliminary valuation was based and the expected timing for consummating a potential transaction.

Over the course of the next few weeks, Citizens’ Chief Executive Officer and Citizens’ Chairman were contacted by representatives of Company A on several occasions expressing Company A’s ability and desire to move quickly to complete a transaction and its belief that it would be the most logical strategic partner.

The Citizens strategic planning committee met on July 11, 2012 and was given an update of the status of the process from representatives of J.P. Morgan.

On July 18, 2012, the executive committee of the Board of Directors of FirstMerit met to discuss, among other things, submitting an indication of interest with respect to a potential strategic acquisition of Citizens. In its discussions with FirstMerit’s management team, the FirstMerit executive committee considered, among other things, the potential fit of the Citizens franchise with FirstMerit, and the potential costs, synergies and other potential advantages and disadvantages of a business combination transaction with Citizens.

On July 24, 2012, two of the interested parties, FirstMerit and Company A, submitted preliminary indications of interest with estimated price ranges that were subject to additional due diligence. Company B verbally expressed an interest in a potential “at-the-market” all stock merger transaction with Citizens, where the merger consideration paid to Citizens would be approximately equal (and not at a premium) to its trading price. After further conversations with Company B, including a description of the competitive nature of the process, Company B indicated that it could not improve its offer and therefore was not going to proceed further in the process.

Each of Company A’s and FirstMerit’s preliminary indications of interest proposed an all stock merger transaction based on a range of per share equity values for each share of Citizens common stock. The estimated range of fixed exchange ratios given by Company A represented a per share value of $18.18 to $21.05 (implied through the stated fixed exchange ratio range and Company A’s stock price at the time of submitting its indication of interest). FirstMerit’s preliminary indication of interest proposed a fixed exchange ratio that would deliver value in a range of $23.00 to $27.00 per share (although FirstMerit did not indicate the specific fixed exchange ratio on which the prices were based, based on FirstMerit’s July 20, 2012 trading price, these prices implied a fixed exchange ratio range of 1.41 -1.65 shares of FirstMerit common stock for each share of Citizens common stock). Each indication of interest was based on various assumptions with regard to, among other things, credit marks, interest rate marks, cost savings and loan growth, verification of contemplated revenue and cost synergies, and other additional confirmatory due diligence on those assumptions.

The Citizens strategic planning committee met on July 25, 2012 to consider the preliminary indications of interest. The meeting included presentations by Citizens’ management and representatives of J.P. Morgan. The presentation by Citizens’ management included a review of Citizens’ outlook and the strategic alternatives available to Citizens, reiterating how, despite improvements in profitability and capital position, the ability to sustain these improvements on a long-term stand-alone basis, which were important underpinnings to Citizens’ long term strategic plan, appeared to be less likely to be successfully achieved and that a strategic combination in the ranges set forth in the preliminary indications of interest appeared to be a viable alternative that could maximize shareholder value. The J.P. Morgan representatives provided a brief overview of the preliminary indications of interest and the companies involved and discussed the conditions and factors affecting the banking industry.

The Citizens strategic planning committee met again on July 31, 2012 with its legal and financial advisors for a more detailed discussion, including a preliminary financial presentation and analysis by representatives of J.P. Morgan of the preliminary indications of interest, a preliminary analysis of a combination with each of the interested parties and a preliminary intrinsic valuation analysis of Citizens on a stand-alone basis. The committee and its advisors discussed the potential next steps in the process and the committee agreed to recommend to the Citizens board that Citizens continue exploration of a strategic combination transaction.

Citizens’ board of directors held a special meeting on August 2, 2012. At that meeting, the board received the recommendation of the strategic planning committee, reviewed management’s strategic alternatives and outlook presentation previously made to the strategic planning committee and reviewed with representatives of J.P. Morgan and Dykema the preliminary indications of interest and proposed next steps in the process. Following these presentations and deliberations, the Citizens board accepted the recommendation of the strategic planning committee and authorized Citizens’ management, together with its advisors, to continue with the exploration of a possible strategic combination with each of the parties, and to assist the parties in their continued due diligence efforts to permit them to improve the terms, including price, on which they would propose a strategic combination transaction.

On August 3, 2012, several media reports indicated that Citizens may be soliciting interest from potential strategic partners. Following those media reports, the per share closing price of Citizens common stock on the NASDAQ Capital Market increased to $19.24, over 9% from the closing price on August 2, 2012. Despite these media reports, no third-party contacted Citizens regarding a potential strategic transaction.

On August 3, 2012, all interested parties were asked to submit, by no later than August 15, 2012, a revised indication of interest reflecting the results of their respective additional business due diligence efforts.

From August 6 through August 11, 2012, Citizens provided FirstMerit and Company A with access to additional information, including confidential loan information, and conducted a series of due diligence meetings between representatives of the interested parties and Citizens’ senior management.

On August 7, 2012, Company A expressed a preference for a more accelerated time schedule citing confidentiality and other concerns, and FirstMerit expressed a preference for additional time to complete more due diligence to potentially revise its indication of interest. After receiving this feedback regarding the schedule for the next steps in the process, representatives of the strategic planning committee determined on August 8, after consultation with representatives of J.P. Morgan and Dykema, to modify the process schedule in an attempt to satisfy the expressed concerns and needs of both of the interested parties. The same day, all parties were told that they would be provided a draft merger agreement on August 10, 2012 and were asked to submit a revised indication of interest along with a mark-up of the draft merger agreement on August 20, 2012.

On August 8 and 9, 2012, the Chairman of Citizens’ board, Citizens’ Chief Executive Officer and representatives of J.P. Morgan had discussions with Company A regarding the process. Later in the discussions, Company A informed Citizens that it was withdrawing from the process. The Citizens board held a telephone conference on August 9 to receive an update on the status of discussions regarding a possible transaction, the changes in the process schedule, and the decision of Company A to withdraw from the process.

During the week of August 13, 2012, Citizens and FirstMerit, along with their advisors, continued their due diligence processes, including Citizens’ due diligence review of FirstMerit.

On August 15, 2012, the FirstMerit executive committee met to discuss, among other things, the status of the potential transaction with Citizens. Also at this meeting, the Executive Committee received a presentation from RBCCM, who was retained by FirstMerit to assist with FirstMerit’s evaluation of the potential transaction. This presentation presented certain analyses with respect to, among other things, the potential benefits and risks of a potential transaction with Citizens.

On August 16, 2012, and then again on August 20, 2012, the FirstMerit board of directors met to discuss the status of the negotiations of the potential transaction. In each meeting, the FirstMerit board discussed with FirstMerit’s management and RBCCM the status of the potential transaction, FirstMerit’s proposed terms of the transaction, and the results of FirstMerit’s due diligence review to date.

On August 20, 2012, FirstMerit submitted a revised indication of interest but did not submit a mark-up of the draft merger agreement. The proposed merger consideration was expressed as a fixed exchange ratio of 1.31 shares of FirstMerit common stock for each share of Citizens common stock. FirstMerit indicated that this exchange ratio was subject to additional due diligence. FirstMerit also indicated that it would be willing to appoint members of the Citizens board of directors to the FirstMerit board of directors commensurate with the pro-forma ownership of the combined entity after the closing of the merger (which, based on the expected pro-forma ownership of the combined entity, implied that five or six board members out of a 15 person board would be selected from Citizens’ then-existing board of directors).

On August 21, 2012, the Citizens board of directors held a special meeting to discuss FirstMerit’s August 20 indication of interest. Representatives of J.P. Morgan discussed with the board the revised indication of interest, communications with FirstMerit and its advisor, the status of the due diligence efforts on FirstMerit, and proposed next steps. Citizens’ Chief Executive Officer and the J.P. Morgan representatives also reported on follow up conversations they had with their FirstMerit and RBCCM counterparts regarding FirstMerit’s August 20 indication of interest. The Citizens board directed its advisors and senior management to continue working with FirstMerit and to provide additional information requested by FirstMerit to enable it to potentially improve its exchange ratio. The mutual due diligence efforts continued over the next two weeks.

On or about August 22, 2012, representatives of Citizens informed representatives of FirstMerit that FirstMerit’s August 20 indication of interest was not sufficiently attractive to Citizens, and that FirstMerit would need to increase its exchange ratio to 1.40 shares of FirstMerit common stock for each share of Citizens common stock. During the following week, representatives of the two parties continued to conduct due diligence efforts and to discuss the terms of a potential transaction.

On August 31, 2012, the FirstMerit board of directors held a special meeting to consider the proposed transaction, including the ongoing results of the due diligence efforts, Citizens’ request for an increase in the exchange ratio, and Citizens’ potential alternatives to pursuing a strategic transaction with FirstMerit. The First Merit board of directors also discussed with its outside advisors the potential benefits of a transaction with Citizens at a range of different potential exchange ratios.

On September 4, 2012, FirstMerit submitted a revised indication of interest proposing a fixed exchange ratio of 1.34 shares of FirstMerit common stock for each share of Citizens common stock, together with a revised draft of the merger agreement. Following internal discussions between Citizens’ Chairman, Citizens’ Chief Executive Officer and representatives of J.P. Morgan and Dykema, Citizens’ Chief Executive Officer and J.P. Morgan had further discussions with FirstMerit concerning its revised indication of interest and the assumptions underlying the revised indication of interest.

On September 5, 2012, the Citizens board of directors held a special meeting with its financial and legal advisors and received an update on the status of the negotiations, a report on the management discussions and the other due diligence efforts with respect to FirstMerit, and a preliminary summary by Dykema of the changes requested by FirstMerit to the merger agreement. At the direction of the Citizens board, J.P. Morgan requested that FirstMerit submit a best and final bid, taking into account all diligence information provided to date, and indicated to FirstMerit that Citizens would potentially be willing to enter into exclusive negotiations with FirstMerit regarding a transaction, but that such willingness was contingent upon FirstMerit improving its exchange ratio.

On September 5, 2012, the FirstMerit board of directors held a special meeting to discuss Citizens’ request for FirstMerit to submit its best and final offer. The FirstMerit board discussed with FirstMerit’s management and RBCCM terms of the proposed transaction and the due diligence conducted to date.

On September 6, 2012, FirstMerit verbally communicated an increase in the proposed fixed exchange ratio to 1.37 shares of FirstMerit common stock for each share of Citizens common stock. Also, the parties’ outside counsel negotiated an exclusivity agreement providing for exclusivity through the morning of September 12, 2012 (later extended to the morning of September 13, 2012). FirstMerit also began to make the remaining requested confidential diligence materials available.

Between September 7, 2012 and September 12, 2012, Citizens and FirstMerit, along with their respective advisors, held multiple meetings and discussions on mutual due diligence and potential transition and synergy topics, including FirstMerit indicating that it was now only willing to appoint two members of the Citizens board of directors onto the FirstMerit board of directors at the closing of the merger. The parties and their counsel also continued to negotiate the merger agreement.

On September 9, 2012, the Citizens board of directors held a special meeting with its financial and legal advisors and received an update on the merger agreement negotiations, due diligence efforts and discussions with FirstMerit’s management and advisors.

On September 10, 2012, the Citizens strategic planning committee held a meeting with its financial and legal advisors to review the status of the negotiations on the merger agreement, receive a summary of the changes in the most recent merger agreement draft submitted by FirstMerit and receive a detailed report on Citizens’ due diligence efforts with respect to FirstMerit. In addition, on September 10, 2012, Citizens provided FirstMerit with the final cost calculations relating to the new change in control agreements. Previously, estimated calculations had been provided to all potential strategic partners, along with the requirement that any strategic partner would be required to enter into new change in control agreements, as Citizens’ board of directors had determined that the existing change in control agreements were no longer competitive. See “Advisory (Non-Binding) Vote on Certain Merger-Related Compensation for Citizens Named Executed Officers – New Change in Control Agreements.”

Negotiations continued on September 11 and September 12, 2012 between counsel for Citizens and FirstMerit. During the early evening of September 12, 2012, the Citizens board held a special meeting. At the meeting, Citizens’ Chairman and representatives of J.P. Morgan provided a status update. In addition, representatives of Dykema provided the board of directors with a summary of the terms of the merger agreement, a description of the remaining open points and an update on the status of the negotiations. Citizens’ management and representatives of Dykema also presented the final results of their due diligence review of FirstMerit. Representatives of J.P. Morgan made a presentation on the financial aspects of the proposed merger and delivered its oral opinion, subsequently confirmed in writing, that as of such date and based upon and subject to the various factors, assumptions and limitations set forth in its opinion, the exchange ratio was fair, from a financial point of view, to the holders of Citizens common stock (the assumptions, details and limitations of J.P. Morgan’s opinion can be found below under “The Merger—Opinion of Citizens’ Financial Advisor”).

Representatives of Dykema also made a presentation at the September 12 meeting regarding the board’s fiduciary duties in connection with the proposed merger. The Citizens board then considered the information presented to them at the meeting, together with the information presented at prior meetings of the board and the strategic planning committee, and deliberated regarding the alternatives available to Citizens, such as continuing to execute on Citizens’ long term strategic plan, and various other factors described below under “The Merger – Citizens’ Reasons for the Merger; Recommendation of the Citizens Board of Directors.” Following these deliberations, the Citizens board unanimously approved the merger agreement on substantially the terms presented and delegated authority to each of Citizens’ Chairman and its Chief Executive Officer to approve the final terms of the merger agreement.

On September 12, 2012, the FirstMerit board of directors met to review the transaction. FirstMerit’s management team, together with FirstMerit’s financial and legal advisors, reviewed the terms of the merger agreement and the remaining open points for negotiation, the potential benefits and risks of an acquisition of Citizens, and the regulatory requirements and other sources of transaction closing risk. The FirstMerit board of directors also considered the effects of the transaction on FirstMerit, including the various employment agreements and other contracts between FirstMerit and its officers and employees, as well as various other factors described below under “The Merger—FirstMerit’s Reasons for the Merger; Recommendation of the FirstMerit’s Board of Directors.” Representatives of Jones Day discussed with FirstMerit’s board of directors their fiduciary duties with respect to the transaction. Representatives of RBCCM made a presentation on the financial aspects of the transaction and delivered its oral opinion, subsequently confirmed in writing, that the exchange ratio was fair, from a financial point of view, to FirstMerit. Following these deliberations, FirstMerit’s board unanimously approved the merger agreement on substantially the terms presented and authorized FirstMerit’s Chief Executive Officer to finalize the merger agreement on substantially those terms and to execute the merger agreement.

Negotiation of the final terms continued throughout the evening until a final agreement was reached and the parties executed the merger agreement. The merger agreement was publicly announced through a joint press release and a publicly accessible webcast the next morning prior to the market opening.

Citizens’ Reasons for the Merger; Recommendation of the Citizens Board of Directors

After careful consideration, the Citizens board of directors determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Citizens and its shareholders and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. Accordingly, Citizens’ board recommends that Citizens’ shareholders vote “FOR” approval of the merger agreement at the Citizens special meeting.

In reaching its decision, the Citizens board of directors consulted with its senior management team, as well as representatives of Dykema and J.P. Morgan, and considered a number of factors, including the following material factors (not in any relative order of importance):

•

the board’s understanding of the business, operations, financial condition, asset quality, earnings and prospects of Citizens, including its prospects as an independent entity, and management’s and the board’s views and opinions on the current state of the financial services industry;

•

the board’s understanding of the current and prospective environment in which Citizens and FirstMerit operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on Citizens with and without the proposed merger;

•

the board’s understanding of FirstMerit’s business, operations, financial condition, asset quality, earnings, capital and prospects, including the board’s review and discussions with Citizens’ management concerning the due diligence examination of FirstMerit, the board’s view that the merger would result in a combined company with a diversified revenue stream, strong capital ratios, a well-balanced loan portfolio and an attractive funding base, and the complementary nature of the cultures of the two companies, which Citizens’ management believes should facilitate integration of the two companies;

•

the board’s belief in the likelihood of regulatory approval of the proposed merger, based upon the views of its legal advisors, taking into account the impact of FirstMerit’s capital strength, strong CRA rating and recent positive experiences with regulatory approvals;

•

the board’s belief that the merger has the potential to deliver a higher value to Citizens’ shareholders than the alternatives to the merger, including pursuit of management’s long term strategic plan;

•

the likelihood that if Citizens remained independent, it would need to raise capital to repurchase the Citizens TARP Preferred Stock, that a substantial portion of the capital raised would likely be in the form of common equity and that the offering potentially could be significantly dilutive to Citizens’ shareholders;

•

the expected synergies of the combined businesses, which would be the sixth largest bank in the Midwest, including the significant cross-selling opportunities, the opportunities presented by the larger scale of the combined businesses, and the opportunity to acquire additional market share in Michigan and Wisconsin;

•

the fact that, because the merger consideration consists solely of shares of FirstMerit common stock, which is publicly traded on the Nasdaq Stock Market, Citizens’ common shareholders will acquire approximately 34% of the outstanding shares of the combined companies immediately after the merger and will have the opportunity to participate directly in the future performance of the combined businesses or to sell their shares in the open market;

•

the $23.51 per share value to Citizens’ shareholders represented by the merger consideration on September 12, 2012, which represented a premium of approximately 18% to the closing share price of the Citizens common stock on September 12, 2012, the last trading day prior to the public announcement of the merger agreement and a 33% premium to the closing price on August 2, 2012, the last date prior to published market speculation regarding a potential merger involving Citizens;

•	the thorough process conducted by Citizens, with the assistance of its advisors;

•

the historical and current market price of FirstMerit’s common stock and its dividend track record, which could provide Citizens’ shareholders with the ability to realize increased value following the merger;

•

the financial analyses presented by J.P. Morgan, Citizens’ financial advisor, and the oral opinion of J.P. Morgan delivered to the board on September 12, 2012, subsequently confirmed by a written opinion dated the same date, to the effect that, as of the date of that opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in that opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Citizens common stock, as more fully described below under the caption “The Merger—Opinion of Citizens’ Financial Advisor” on page 76;

•

the board’s understanding that the merger will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code, providing favorable tax consequences to Citizens’ shareholders in the merger;

•

the financial and other terms of the merger agreement, including the fixed exchange ratio, tax treatment and mutual deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors, including:

•

Citizens’ ability, under certain circumstances specified in and prior to the time Citizens’ shareholders approve the merger agreement, to negotiate or otherwise engage in discussions with, and furnish nonpublic information to, any person in response to an unsolicited written acquisition proposal by that person, if (A) its board of directors determines in good faith after consultation with and advice from a financial advisor of nationally recognized reputation, that the proposal is reasonably likely to result in a superior proposal, (B) that person executes a confidentiality agreement no less favorable to it than the confidentiality agreement between Citizens and FirstMerit, (C) the board of directors determines in good faith after consultation with its outside legal counsel that the failure to engage in negotiation or discussions or provide information would be reasonably likely to violate its board’s fiduciary duties under applicable law, (D) the board of directors determines in good faith after consultation with its outside legal counsel that the proposal did not result from a breach of its agreement not to solicit other offers, and (E) it provides twenty-four hours’ prior written notice to FirstMerit of its decision to take action;

•

the board’s ability, under certain circumstances, to withhold, withdraw, qualify or modify its recommendation to Citizens’ shareholders, subject to the potential payment by Citizens of a termination fee of $37.5 million to FirstMerit, which the board of directors concluded was reasonable in the context of termination fees in comparable transactions and in light of the overall terms of the merger agreement, including the merger consideration;

•	the fact that the outside date under the merger agreement allows for sufficient time to complete the merger;

•

the level of effort that FirstMerit must use under the merger agreement to obtain required regulatory approvals, and the prospects for these approvals being obtained in a timely fashion and without the imposition of any conditions of the type described in “The Merger—Regulatory Approvals Required for the Merger” on page 96;

•	the otherwise limited conditions to closing;

•

the fact that the merger agreement provides that each share of Citizens preferred stock issued to Treasury that is outstanding immediately prior to the effective time of the merger shall be converted into the right to receive cash in an aggregate amount equal to the liquidation preference of the shares of preferred stock plus all accrued and unpaid dividends owing by Citizens on the preferred stock; and

•	FirstMerit’s agreement to appoint two Citizens directors to the board of FirstMerit.

The Citizens board also considered a variety of potentially negative factors in its deliberations concerning the merger agreement and the merger, including the following (not in any relative order of importance):

•

the fact that, because the merger consideration is a fixed exchange ratio of shares of FirstMerit common stock to Citizens common stock, Citizens’ shareholders could be adversely affected by a decrease in the trading price of FirstMerit common stock during the pendency of the merger;

•

the fact that, while Citizens expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger agreement will be satisfied, including the risk that necessary regulatory or shareholder approvals might not be obtained and, as a result, the merger may not be consummated;

•

the risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period, and the risks associated with the integration of the two companies;

•

the restrictions on the conduct of Citizens’ business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Citizens from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Citizens absent the pending completion of the merger;

•

the significant risks and costs involved in connection with entering into and completing the merger, or failing to complete the merger in a timely manner, or at all, including as a result of any failure to obtain required regulatory approvals, such as the risks and costs relating to diversion of management and employee attention, potential employee attrition, and the potential effect on business and customer relationships;

•

the fact that Citizens would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement, and the possibility that the $37.5 million termination fee payable by Citizens upon the termination of the merger agreement under certain circumstances could discourage other potential acquirers from making a competing bid to acquire Citizens;

•	the fact that Citizens’ shareholders would not be entitled to dissenters’ rights in connection with the merger;

•

the interests of certain of Citizens’ directors and executive officers may be different from, or in addition to, the interests of Citizens’ other shareholders as described under the heading “The Merger—Interests of Certain Citizens Directors and Executive Officers in the Merger” beginning on page 97;

•

the board’s review of the potential costs associated with executing the merger agreement, including change in control severance and related costs, as well as estimated advisor fees, which the board of directors concluded were reasonable and would not affect the advice from, or the work performed by, senior management of Citizens or Citizens’ financial advisor in connection with the evaluation of the merger and the merger agreement by Citizens’ board of directors;

•	the other risks described under the heading “Risk Factors” on page 15; and

•	the possibility of litigation in connection with the merger.

The foregoing discussion of the information and factors considered by the Citizens board of directors is not intended to be exhaustive, but includes the material factors considered by the board of directors. In view of the variety of factors considered in connection with its evaluation of the merger, the Citizens board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Citizens board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Citizens board of directors based its recommendation on the totality of the information presented.

The Citizens board of directors unanimously recommends that you vote “FOR” the proposal to approve the merger agreement. In considering the recommendation of the Citizens board of directors with respect to the proposal to approve the merger agreement, Citizens shareholders should be aware that Citizens’ directors and executive officers have interests in the merger that are different from, or in addition to, those of other Citizens shareholders. The board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the merger agreement be adopted by the shareholders of Citizens. See “The Merger—Interests of Certain Citizens Directors and Executive Officers in the Merger” on page 97.

This summary of the reasoning of Citizens’ board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 30.

FirstMerit’s Reasons for the Merger; Recommendation of the FirstMerit Board of Directors

In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the merger agreement, the FirstMerit board of directors consulted with FirstMerit management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•

each of FirstMerit’s, Citizens’ and the combined entity’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the FirstMerit board of directors considered its view that Citizens’ business and operations complement those of FirstMerit and that the merger would result in a combined company with a more diversified revenue stream, a well-balanced loan portfolio and an attractive funding base;

•	the fact that the core deposits made up the vast majority of Citizens’ deposit mix;

•	the potential of creating a contiguous Midwest banking franchise with additional scale and access to a broader base of middle market and small business prospects;

•	Citizens’ familiarity with the Michigan and Wisconsin markets;

•

its understanding of the current and prospective environment in which FirstMerit and Citizens operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on FirstMerit both with and without the proposed transaction;

•	management’s expectation regarding cost synergies, accretion and internal rate of return;

•	its review and discussions with FirstMerit’s management concerning the due diligence examination of Citizens;

•

sensitivity of the proposed transactions economic returns to a variety factors, including changes to the amount of cost synergies, Citizens pro forma earnings, Citizens rates of growth, and estimated losses;

•	the market for alternative merger or acquisition transactions in the banking industry and the likelihood and timing of other material strategic transactions;

•	the complementary nature of the cultures and product mix of the two companies, which management believes should facilitate integration and implementation of the transaction;

•	management’s expectation that FirstMerit will retain its strong capital position upon completion of the transaction;

•

the written opinion of RBCCM, FirstMerit’s financial advisor, dated as of September 12, 2012, delivered to the FirstMerit board of directors to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications and limitations set forth in the opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to FirstMerit;

•

the financial and other terms of the merger agreement, including the fixed exchange ratio, tax treatment and mutual deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•

the potential risks associated with, and managements’ recent experience in, achieving anticipated cost synergies and savings and successfully integrating Citizens’ business, operations and workforce with those of FirstMerit;

•	the nature and amount of payments to be received by Citizens’ management in connection with the merger;

•	the potential risk of diverting management attention and resources from the operation of FirstMerit’s business and towards the completion of the merger; and

•

the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The foregoing discussion of the information and factors considered by the FirstMerit board of directors is not intended to be exhaustive, but includes the material factors considered by the FirstMerit board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the FirstMerit board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The FirstMerit board of directors considered all these factors as a whole, including discussions with, and questioning of, FirstMerit’s management and FirstMerit’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the FirstMerit board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, are advisable and in the best interests of FirstMerit and its shareholders, and unanimously adopted and approved the merger agreement and the transactions contemplated by it. The FirstMerit board of directors unanimously recommends that the FirstMerit shareholders vote “FOR” the approval of the FirstMerit Merger Proposal.

Opinion of Citizens’ Financial Advisor

Pursuant to an engagement letter dated June 19, 2012, Citizens, acting through the strategic planning committee of its board of directors, retained J.P. Morgan as Citizens’ financial advisor in connection with the merger.

At the meeting of the Citizens board of directors on September 12, 2012, J.P. Morgan rendered its oral opinion to the board of directors (which was subsequently confirmed in writing by delivery of J.P. Morgan’s written opinion dated the same date) that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth in its written opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Citizens common stock.

The full text of the written opinion of J.P. Morgan dated September 12, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limits on the review undertaken in rendering its opinion, is attached as Appendix C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Citizens shareholders are urged to read this opinion carefully and in its entirety. J.P. Morgan’s written opinion is addressed to the board of directors of Citizens, is directed only to the exchange ratio in the merger and does not constitute a recommendation to any shareholder of Citizens or FirstMerit as to how such shareholder should vote with respect to the merger or any other matter. The issuance of J.P. Morgan’s opinion was approved by a fairness opinion committee of J.P. Morgan. The opinion was provided to the board of directors of Citizens (in its capacity as such) in connection with and for the purposes of its evaluation of the merger.

In connection with preparing its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated September 12, 2012 of the merger agreement;

•	reviewed certain publicly available business and financial information concerning Citizens and FirstMerit and the industries in which they operate;

•

compared the financial and operating performance of Citizens and FirstMerit with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Citizens common stock and FirstMerit common stock, and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by management of Citizens with respect to its business;

•

reviewed certain financial analyses and forecasts prepared by management of Citizens with respect to FirstMerit and its business, which utilize certain analyst forecasts and information obtained through reverse due diligence, including presentations by management of FirstMerit;

•	reviewed the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger as prepared by management of Citizens; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of Citizens and FirstMerit with respect to certain aspects of the merger, and the past and current business operations of Citizens and FirstMerit, the financial condition and future prospects and operations of Citizens and FirstMerit, the effects of the merger on the financial condition and future prospects of Citizens and FirstMerit (including the synergies referred to above), and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Citizens and FirstMerit or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor has it assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct nor was instructed to use any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan conduct any review of individual credit files of Citizens or FirstMerit or evaluate the adequacy of loan loss reserves of Citizens or FirstMerit or the solvency of Citizens or FirstMerit under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, including the synergies referred to above, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Citizens and FirstMerit to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the synergies referred to above) or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger agreement will qualify as a tax-free reorganization for United States federal income tax purposes and will be consummated as described in the merger agreement and in this joint proxy statement/prospectus, and that the definitive merger agreement would not differ in any material respect from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Citizens and FirstMerit in the merger agreement and the related agreements are and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Citizens with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Citizens or FirstMerit or on the contemplated benefits of the merger and, without independent capital analysis, that the capital to be raised by FirstMerit in connection with the merger will be consistent with the information provided to J.P. Morgan by FirstMerit and will not include any common equity.

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. It should be understood that subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to the holders of Citizens common stock of the exchange ratio in the merger, and J.P. Morgan has expressed no opinion as to the fairness of the merger to the holders of any other class of securities, creditors or other constituencies of Citizens or as to the underlying decision by Citizens to engage in the merger. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons, relative to the exchange ratio applicable to the holders of Citizens common stock in the merger or with respect to the fairness of any such compensation. In addition, J.P. Morgan has expressed no opinion as to the price at which Citizens common stock or FirstMerit common stock will trade at any future time.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses undertaken by J.P. Morgan in connection with rendering its opinion delivered to the board of directors of Citizens on September 12, 2012 and contained in the presentation delivered to the board of directors of Citizens on September 12, 2012 in connection with the rendering of such opinion. The following summary, however, does not purport to be a complete description of the financial analysis performed by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth herein without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

The exchange ratio was determined through arm’s-length negotiations between Citizens and FirstMerit and was approved by Citizens’ board of directors. Although J.P. Morgan provided advice to Citizens during these negotiations, J.P. Morgan did not recommend that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

The projections furnished to J.P. Morgan for Citizens and FirstMerit were prepared by the management of Citizens in connection with the merger. Neither Citizens nor FirstMerit publicly discloses forecasts of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the merger, and such forecasts were prepared by management of Citizens in connection with the merger and were not prepared with a view toward public disclosure. These forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions over the forecast period, such as stable net interest margin consistent with the overall interest rate environment, modest loan growth, minimal total deposit increases, stable non-interest income consistent with current levels, lower troubled asset expenses and reduction in FDIC cost, and improving provision for loan loss consistent with current trends. Accordingly, actual results could vary significantly from those set forth in such forecasts. J.P. Morgan expressed no view on the forecasts prepared by management of Citizens or any of the variables or assumptions on which such forecasts were based.

In order to provide a view of Citizens’ market price without the impact of rumors of a potential sale transaction, throughout its analysis J.P. Morgan used stock price information for Citizens common stock as of August 2, 2012, which was the last trading day prior to published press rumors regarding a potential sale transaction. The closing price of $17.64 of Citizens’ common stock on August 2, 2012 is referred to as the “unaffected market price.” The 52-week high trading price of $18.33 of Citizens’ common stock as of August 2, 2012 is referred to as the “unaffected 52-week high price.”

Implied Value

Based upon an assumed exchange ratio of 1.37 and the closing market price of FirstMerit common stock of $16.99 on September 10, 2012, J.P. Morgan calculated that the implied value of the aggregate consideration was $23.28 per share of Citizens common stock. This implied value represents an approximately 32.0% premium to the unaffected market price and a 27.0% premium to the unaffected 52-week high price of Citizens common stock. The implied offer price also represented a multiple of 1.3x price to tangible book value per share (based on Citizens’ reported book value as of June 30, 2012) and a multiple of 19.3x 2013 estimated price to earnings (based on Citizens management’s forecasts).

Selected Companies Analysis for Citizens

Using publicly available information (including, where applicable, publicly available information about material pending acquisitions), J.P. Morgan compared selected financial and market data of Citizens with similar data for the following publicly traded bank or savings and loan holding companies. These companies were selected based on the following criteria, among others: being reported by Citizens management as a peer of Citizens and being a savings and loan holding company or bank holding company having assets of no more than $25 billion and having a similar geographical location to Citizens. However, none of the companies selected is identical or directly comparable to Citizens.

•	Associated Banc-Corp

•	Commerce Bancshares, Inc.

•	TCF Financial Corporation

•	Wintrust Financial Corporation

•	FirstMerit

•	Flagstar Bancorp Inc.

•	UMB Financial Corporation

•	BancorpSouth, Inc.

•	Trustmark Corporation

•	Old National Bancorp

•	MB Financial, Inc.

•	First Midwest Bancorp, Inc.

•	Park National Corporation

•	Chemical Financial Corporation

J.P. Morgan calculated and compared various financial multiples and ratios based on publicly available financial data as of June 30, 2012 (including information contained in public filings by the selected companies and information obtained from equity research analyst projections) and market data as of September 10, 2012 (except for Citizens, for which market data, for purposes of the selected companies analysis, was based on Citizens’ unaffected market price). The analysis for Citizens was based on Citizens management’s forecasts in addition to publicly available data. With respect to the selected companies and to Citizens, the information J.P. Morgan presented included:

•	multiple of price to estimated earnings per share for 2013, or Price / 2013 EPS; and

•	multiple of price to tangible book value per share, or Price / TBVPS (based on reported book value as of June 30, 2012).

Company	Price / 2013 EPS	Price / TBVPS
Associated Banc-Corp	13.1x	1.2x
Commerce Bancshares, Inc.	13.3x	1.7x
TCF Financial Corporation	11.0x	1.4x
Wintrust Financial Corporation	15.4x	1.1x
FirstMerit	12.6x	1.6x
Flagstar Bancorp Inc.	9.4x	0.6x
UMB Financial Corporation	15.9x	2.1x
BancorpSouth, Inc.	15.8x	1.3x
Trustmark Corporation	13.2x	1.8x
Old National Bancorp	12.6x	1.7x
MB Financial, Inc.	12.0x	1.4x
First Midwest Bancorp, Inc.	14.9x	1.4x
Park National Corporation	13.1x	1.8x
Chemical Financial Corporation	12.1x	1.4x
Median	13.1x	1.4x
Mean	13.2x	1.5x
Citizens	14.6x	1.0x

Based on the above analysis and other factors that J.P. Morgan considered appropriate, including, but not limited to, financial and operating metrics, and in the case of Price / TBVPS only, taking into account a regression-based comparison of the relationship between Price / TBVPS and 2013 estimated return on tangible common equity (based on publicly available information) for each of the selected companies, J.P. Morgan then applied a multiple reference range of 12.0x to 14.0x for Price / 2013 EPS and 0.7x to 1.1x for Price / TBVPS. The analysis indicated the following equity values per share of Citizens common stock, as compared to the implied transaction price of $23.28 per share of Citizens common stock:

Equity Value Per Share
Price / 2013 EPS	$14.46 – $16.87
Price / TBVPS	$12.49 – $19.63

Citizens Stand Alone Dividend Discount Analysis

J.P. Morgan conducted a dividend discount analysis for the purpose of determining a range of implied equity values per share for Citizens’ common stock. A dividend discount analysis is a method of evaluating the equity value of a company using estimates of future dividends to shareholders generated by the company and taking into consideration the time value of money with respect to those future dividends by calculating their present value.

J.P. Morgan calculated the dividend stream Citizens is expected to generate based upon financial forecasts prepared by the management of Citizens (including projected net income and risk-weighted asset levels) for each fiscal year through 2022 and for the terminal value. The “terminal value” refers to the capitalized value of all future dividends to shareholders paid by the company for periods beyond the financial forecast period, which ends with the 2022 fiscal year. J.P. Morgan analyzed certain financial metrics of Citizens compared to publicly traded companies that were considered similar, for these purposes, to Citizens (as identified under “— Selected Companies Analysis for Citizens” above) in order to calculate a cost of equity for Citizens. Based on an analysis of the cost of equity of Citizens, J.P. Morgan used discount rates from 10.5% to 12.5% to calculate the present value of the expected dividend stream.

For this analysis, J.P. Morgan assumed a 10.0% Tier 1 common equity target, 2.5% cost of excess capital (pre-tax) and a $0.00 core dividend per quarter (based on the fact that Citizens did not pay a dividend in the quarter ended June 30, 2012). In addition, this analysis assumes that Citizens repays its TARP obligations on December 31, 2012, funded through the sale of securities, use of existing credit facilities and issuance of common equity.

Based on terminal growth rates from 2.75% to 3.25% (which were selected based on J.P. Morgan’s judgment and experience), these calculations resulted in a range of implied equity values of $14.59 to $19.14 per share of Citizens common stock, as compared to the implied transaction price of $23.28 per share of Citizens common stock.

Selected Companies Analysis for FirstMerit

Using publicly available information (including, where applicable, publicly available information about material pending acquisitions), J.P. Morgan compared selected financial and market data of FirstMerit with similar data for the following publicly traded bank or savings and loan holding companies. These companies are generally the same companies used by FirstMerit in its investor presentations. However, none of the companies selected is identical or directly comparable to FirstMerit.

•	Huntington Bancshares Incorporated

•	Associated Banc-Corp

•	TCF Financial Corporation

•	Fulton Financial Corporation

•	F.N.B. Corporation

•	Citizens

•	Old National Bancorp

•	MB Financial, Inc.

•	Park National Corporation

•	First Commonwealth Financial Corporation

J. P. Morgan calculated and compared various financial multiples and ratios based on publicly available financial data as of June 30, 2012 (including information contained in public filings by the selected companies and information obtained from equity research analyst projections) and market data, including for FirstMerit, as of September 10, 2012 (except for Citizens, for which the market data assumed the unaffected market price of Citizens common stock). The analysis for FirstMerit was based on Citizens management’s forecasts in addition to publicly available data. With respect to the selected companies and to FirstMerit, the information J.P. Morgan presented included:

•	Price / 2013 EPS; and

•	Price / TBVPS.

Company	Price / 2013 EPS	Price / TBVPS
Huntington Bancshares Incorporated	10.1x	1.2x
Associated Banc-Corp	13.1x	1.2x
TCF Financial Corporation	11.0x	1.4x
Fulton Financial Corporation	11.8x	1.3x
F.N.B. Corporation	13.0x	2.4x
Citizens	14.1x	1.0x
Old National Bancorp	12.6x	1.7x
MB Financial, Inc.	12.0x	1.4x
Park National Corporation	13.1x	1.8x
First Commonwealth Financial Corporation	13.8x	1.2x
Median	12.8x	1.4x
Mean	12.5x	1.5x
FirstMerit	12.6x	1.6x

Based on the above analysis and other factors that J.P. Morgan considered appropriate, including, but not limited to, financial and operating metrics, and in the case of Price / TBVPS only, taking into account a regression-based comparison of the relationship between Price / TBVPS and 2013 estimated return on tangible common equity (based on publicly available information) for each of the selected companies, J.P. Morgan then applied a multiple reference range of 11.0x to 13.0x for Price / 2013 EPS and 1.3x to 1.7x for Price / TBVPS. The analysis indicated the following equity values per share of FirstMerit common stock, as compared to the closing price of FirstMerit common stock on September 10, 2012 of $16.99:

Equity Value Per Share
Price / 2013 EPS	$14.85 – $17.55
Price / TBVPS	$13.44 – $17.57

FirstMerit Stand Alone Dividend Discount Analysis

J.P. Morgan conducted a dividend discount analysis for the purpose of determining a range of implied equity values per share for FirstMerit’s common stock. J.P. Morgan calculated the dividend stream FirstMerit is expected to generate based upon financial forecasts prepared by the management of Citizens (as informed by equity research analyst estimates) (including projected net income and risk-weighted asset levels) for each fiscal year through 2022 and for the terminal value. J.P. Morgan analyzed certain financial metrics of FirstMerit compared to publicly traded companies that were considered similar, for these purposes, to FirstMerit (as identified under “— Selected Companies Analysis for FirstMerit” above) in order to calculate a cost of equity for FirstMerit. Based on an analysis of the cost of equity of FirstMerit, J.P. Morgan used discount rates from 9.5% to 11.5% to calculate the present value of the expected dividend stream. For this analysis, J.P. Morgan assumed a 10.0% Tier 1 common equity target, 2.5% cost of excess capital (pre-tax), a 47.4% core dividend payout ratio (which is calculated as the ratio of projected 2013 common share dividends to projected 2013 net income) and 109.6 million fully diluted shares. Based on terminal growth rates from 2.75% to 3.25% (which were selected based on J.P. Morgan’s judgment and experience), these calculations resulted in a range of implied equity values of $15.29 to $20.31 per share of FirstMerit common stock, as compared to the closing price of FirstMerit common stock on September 10, 2012 of $16.99.

Historical Exchange Ratio Analysis

J.P. Morgan compared the historical share prices of Citizens common stock and FirstMerit common stock during different periods between September 10, 2011 and September 10, 2012 and calculated the implied exchange ratios during these time periods. Set forth below are observations that resulted from the comparison of the historical share prices:

Time Period	Exchange Ratio
September 10, 2012	1.1948x
August 2, 2012 (unaffected market price)	1.1087x
3-month average	1.1415x
6-month average	1.0567x
1-year average	0.8975x

The range of implied exchange ratios above were then compared with the transaction exchange ratio of 1.37.

Relative Value Analysis

Based upon a comparison of the range of implied equity values for each of Citizens and FirstMerit calculated pursuant to the stand alone dividend discount analyses and selected companies analyses described above, J.P. Morgan calculated a range of implied exchange ratios for the transaction. This analysis indicated the following implied exchange ratios:

Range of Implied Exchange Ratios
Selected Companies Analysis
Price / TBVPS	0.71x to 1.46x
Price / 2013 EPS	0.82x to 1.14x

Dividend Discount Analysis	0.72x to 1.25x

J.P. Morgan then compared the range of implied exchange ratios above to the natural exchange ratio of 1.0383x (calculated as Citizens’ unaffected market price divided by FirstMerit’s market price as of September 10, 2012) and the exchange ratio of 1.37x.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Citizens or FirstMerit, as applicable. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of

Citizens or FirstMerit, as applicable. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Citizens or FirstMerit, as applicable.

J.P. Morgan’s Compensation and Other Relationships

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise Citizens with respect to the merger on the basis of such experience and its familiarity with Citizens.

For services rendered in connection with the merger, Citizens has agreed to pay J.P. Morgan a fee based on the value of the merger consideration. Based on the closing price of FirstMerit stock on September 10, 2012, the J.P. Morgan fee will be approximately $11 million, $9 million of which will become payable only if the proposed merger is consummated. In addition, Citizens has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan and its affiliates, and the respective directors, officers, agents, and employees of J.P. Morgan and its affiliates, against certain liabilities, including liabilities arising under the Federal securities laws, relating to or arising out of activities performed or services furnished pursuant to the merger agreement, the merger or J.P. Morgan’s role in connection therewith. If Citizens receives a termination fee in connection with a termination of the merger agreement, J.P. Morgan would be entitled to be paid 20% of the fee (net of out of pocket expenses incurred by Citizens in connection with the merger), less the amount of any fees previously paid to J.P. Morgan in connection with the merger or its opinion.

During the two years preceding the date of its opinion, neither J.P. Morgan nor its affiliates performed any other material financial advisory or other material financing or capital markets fundraising services for Citizens or FirstMerit. During such period, certain of J.P. Morgan’s affiliates performed certain treasury and securities services for FirstMerit and received customary compensation for such services. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Citizens or FirstMerit for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Opinion of FirstMerit’s Financial Advisor

On September 12, 2012, representatives of RBCCM delivered RBCCM’s oral opinion, subsequently confirmed in writing, to FirstMerit’s board of directors, to the effect that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBCCM set forth therein, the exchange ratio provided for in the merger agreement, was fair, from a financial point of view, to FirstMerit.

The full text of RBCCM’s written opinion, dated as of September 12, 2012, sets forth, among other things, the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBCCM in connection with the opinion, a copy of which is attached as Appendix B to this joint proxy statement/prospectus. RBCCM provided its opinion for the information and assistance of FirstMerit’s board of directors in connection with the merger. All advice and opinions (written or oral) rendered by RBCCM were intended for the use and benefit of FirstMerit’s board of directors in connection with the board of directors’ consideration of the proposed merger. Such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of RBCCM. RBCCM has consented to the use of RBCCM’s opinion in this joint proxy statement/prospectus, but RBCCM has not assumed any responsibility for the form or content of this joint proxy statement/prospectus, other than RBCCM’s opinion itself. RBCCM’s opinion was not a recommendation to any shareholder of

FirstMerit as to how such shareholder should vote or act with respect to the merger or any other matter. Furthermore, RBCCM’s opinion did not address the merits of the underlying decision by any party to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction in which FirstMerit or Citizens might engage. FirstMerit shareholders are encouraged to read RBCCM’s opinion in its entirety. FirstMerit’s board of directors does not currently plan to obtain any further update to RBCCM’s opinion.

For the purposes of rendering its opinion, RBCCM undertook such review and inquiries it deemed necessary or appropriate under the circumstances, including the following:

•	reviewed the financial terms of the merger agreement dated as of September 12, 2012;

•

reviewed and analyzed certain publicly available financial and other data with respect to FirstMerit and Citizens and certain other relevant information, including historical operating data, relating to FirstMerit and Citizens made available to RBCCM from published sources and/or from the internal records of FirstMerit and Citizens, respectively;

•

reviewed financial projections and forecasts of FirstMerit, as prepared and provided to RBCCM by FirstMerit’s management, and of Citizens, including estimated synergies from the merger, as prepared by FirstMerit’s management, taking into account the projections provided to FirstMerit by Citizens, and provided to RBCCM;

•

conducted discussions with members of senior management of FirstMerit and Citizens with respect to the business prospects and financial outlook of FirstMerit and Citizens as standalone entities as well as the strategic rationale and potential benefits of the merger; and

•	reviewed certain reported historical prices, trading activity and Wall Street research price targets for FirstMerit common stock and Citizens common stock.

In arriving at its opinion, in addition to the review, inquiries and analyses listed above, RBCCM performed the following analyses:

•	a valuation analysis of FirstMerit and Citizens as standalone entities using selected market valuation metrics of other companies that RBCCM deemed comparable to FirstMerit and Citizens;

•	a valuation analysis of Citizens using selected market valuation metrics of selected precedent transactions with terms RBCCM deemed comparable to those of the merger;

•

a dividend discount analysis of FirstMerit using the financial projections prepared and provided to RBCCM by FirstMerit’s management team, and of Citizens, including estimated synergies from the merger, as prepared by FirstMerit’s management, taking into account the projections provided to FirstMerit by Citizens, and provided to RBCCM; and

•	other financial studies and analysis as deemed appropriate.

In arriving at its opinion, RBCCM employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion that RBCCM reached. Each analytical technique has inherent strengths and weaknesses and the nature of the available information may further affect the value of particular techniques. RBCCM’s overall conclusions were based on all of the analyses and factors presented, taken as a whole, and also on application of RBCCM’s own experience and judgment. Such conclusions may have involved significant elements of subjective judgment and qualitative analysis. RBCCM therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses.

In rendering its opinion, RBCCM assumed and relied upon the accuracy and completeness of all of the information that was publicly available and all of the financial, legal, tax, operating and other information supplied or otherwise made available to it by FirstMerit and Citizens (including, without limitation, the financial statements and related notes thereto of each of FirstMerit and Citizens, respectively), and did not assume responsibility for independently verifying and did not independently verify such information. With respect to the financial projections, including information relating to certain cost and revenue synergies expected to be realized from the merger, RBCCM assumed that they were reasonably prepared or obtained on bases reflecting the best currently available information, estimates and good faith judgments of the respective managements of FirstMerit and Citizens of the future financial performance of FirstMerit and Citizens as standalone entities (or, in the case of projected synergies, as a combined company). RBCCM expressed no opinion as to such projections and forecasts or the assumptions upon which they were based.

In rendering its opinion, RBCCM did not assume any responsibility to perform, and did not perform, an independent valuation or appraisal of any of the assets or liabilities of FirstMerit or Citizens, and RBCCM was not furnished with any such valuations or appraisals. RBCCM did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of FirstMerit or Citizens. RBCCM did not investigate, and made no assumption regarding, any litigation or other claims affecting FirstMerit or Citizens.

RBCCM assumed, in all respects material to its analysis, that all conditions to the consummation of the merger would be satisfied without waiver or modification thereof or delay therein, and that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on FirstMerit or Citizens or the consummation of the merger.

RBCCM’s opinion speaks only as of September 12, 2012, is based on the conditions as they existed and information which RBCCM was supplied as of that date, and is without regard to any market, economic, financial, legal, or other circumstance or event of any kind or nature which may exist or occur after that date. RBCCM has not undertaken to reaffirm or revise its opinion or otherwise comment upon events occurring after September 12, 2012 and does not have an obligation to update, revise or reaffirm its opinion. RBCCM’s opinion did not express any opinion as to the prices at which FirstMerit common stock or Citizens common stock had traded or would trade following the announcement of the merger or the prices at which FirstMerit common stock will trade following the consummation of the merger.

RBCCM’s opinion addressed solely the fairness of the exchange ratio of 1.37 shares of FirstMerit common stock for each outstanding share of Citizens common stock provided for in the merger agreement, from a financial point of view, to FirstMerit. RBCCM’s opinion did not in any way address other terms or arrangements of the merger or the merger agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or entered into in connection with, the merger agreement, nor did it address the solvency of FirstMerit or the impact thereon of the merger. Further, in rendering its opinion, RBCCM expressed no opinion about the fairness of the amount or nature of the compensation (if any) to any of FirstMerit’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the shareholders of Citizens.

The issuance of RBCCM’s opinion was approved by RBCCM’s Fairness Opinion Committee.

Set forth below is a summary of the material financial analyses performed by RBCCM in connection with its opinion and reviewed with FirstMerit’s board of directors at its meeting on September 12, 2012. The following summary, however, does not purport to be a complete description of the financial analyses performed by RBCCM. The order of analyses described does not represent relative importance or weight given to those analyses by RBCCM. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of RBCCM’s financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of RBCCM’s financial analyses.

Observation of 52-week Stock Price Range and Analyst Stock Price Targets

RBCCM observed the 52-week stock price range and analyst stock price targets for FirstMerit common stock and Citizens common stock. The 52-week range of FirstMerit common stock was $9.98 to $17.50, with the closing price of FirstMerit common stock on September 11, 2012 at $16.99. The 52-week range of Citizens common stock was $6.11 to $20.82, with the closing price of Citizens common stock on September 11, 2012 at $20.29.

Using information available through Bloomberg regarding the most recent Wall Street research reports issued with respect to FirstMerit and Citizens, RBCCM identified estimated one-year targets for the price per share of FirstMerit common stock ranging from $13.00 to $19.00 per share, and Citizens common stock ranging from $18.75 to $20.00 per share. RBCCM then applied discount rates reflecting estimated equity costs of capital for FirstMerit and for Citizens. The cost of equity discount rates were chosen by RBCCM based upon an analysis of the costs of equity of publicly traded companies that were considered similar, for these purposes, to FirstMerit and Citizens identified under “—FirstMerit Comparable Companies Analysis” and “—Citizens Comparable Companies Analysis” below. The resulting analyst stock price targets for FirstMerit ranged from $11.71 to $16.65. The resulting analyst stock price targets for Citizens ranged from $16.59 to $17.70.

Citizens Comparable Companies Analysis

RBCCM prepared a comparable company analysis of certain financial information for Citizens to corresponding financial information, ratios and public market multiples of a group of publicly traded banks in the Midwest with assets between $5 billion and $25 billion that RBCCM deemed for purposes of its analysis to be comparable to Citizens.

RBCCM reviewed the relevant metrics, including the multiple of price to tangible book value per share and the premium to core deposits, of the following companies:

Company	Price/Tangible Book Value	Core Deposit Premium
• Associated Banc-Corp	119%	2.43%
• TCF Financial Corporation	140%	4.25%
• Wintrust Financial Corporation	115%	1.71%
• FirstMerit Corporation	164%	6.59%
• PrivateBancorp, Inc.	123%	2.72%
• MB Financial, Inc.	137%	4.52%
• Old National Bancorp	164%	8.07%
• First Midwest Bancorp, Inc.	137%	4.15%
• Park National Corporation	182%	11.79%
• First Financial Bancorp	163%	8.18%
• Chemical Financial Corporation	139%	4.67%

Although none of the selected companies is directly comparable to Citizens, the companies included were chosen by RBCCM for this analysis because, in its professional judgment, they are publicly traded companies in the banking sector with operations or business characteristics that for purposes of analysis may be considered similar to certain operations and business characteristics of Citizens. Accordingly, RBCCM believes that an analysis of this kind is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in RBCCM’s opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

With respect to these companies, RBCCM presented, among other things, the multiple of price to tangible book value per share and the premium to core deposits. The results of this comparison based on publicly available information as of September 11, 2012 are set forth below:

	Low	Median	High	Citizens
Price/Tangible Book Value	115%	139%	182%	114%
Core deposit premium	1.71%	4.52%	11.79%	1.47%

Based on Citizens’ tangible book value of $17.84 per share and Citizens’ core deposits per share of $166.80, RBCCM derived a range of implied valuation share of Citizens common stock. The following table reflects the results of this analysis:

	Range Applied	Range of Implied Valuation Per Share
Price/Tangible Book Value	115-139%	$20.43-24.72
Core deposit premium	1.71-4.52%	$20.69-25.38

Citizens Standalone Dividend Discount Analysis

RBCCM performed a dividend discount analysis to determine a range of implied present values of Citizens common stock. RBCCM utilized the following assumptions:

•	earnings based on FirstMerit management’s estimates for Citizens, as informed by the forecasts prepared by Citizens’ management;

•	asset growth of approximately 2% as per FirstMerit’s management projections for Citizens;

•	$100 million of common equity issuance (5.5 million shares) and TARP repayment in 2013 as per public research estimates;

•	8.0% Tier 1 Common ratio capital constraint;

•

discount rates from 12-14%, chosen by RBCCM based upon an analysis of the costs of equity of publicly traded companies that were considered similar, for these purposes, to Citizens identified under “—Citizens Comparable Companies Analysis” above; and

•

a terminal value of Citizens common stock based on a normalized price to earnings multiple range of 10x-14x, chosen by RBCCM based upon an analysis of the earnings multiples of publicly traded companies that were considered similar, for these purposes, to Citizens identified under “—Citizens Comparable Companies Analysis” above.

Based on the above assumptions, this analysis implied equity value per share of Citizens common stock of $16.72 to $21.06, as illustrated by the following table:

	Terminal Value Multiple
Discount Rate	10.0x	12.0x	14.0x
12.0%	$17.68	$19.37	$21.06
13.0%	$17.19	$18.80	$20.41
14.0%	$16.72	$18.26	$19.80

Citizens Dividend Discount Analysis with Cost Savings

RBCCM performed a dividend discount analysis with cost savings to determine a range of implied present values of Citizens common stock, including certain potential cost savings and related expenses projected by FirstMerit’s management to result from the merger. RBCCM utilized the following assumptions:

•	earnings based on FirstMerit management’s estimates for Citizens, as informed by the forecasts prepared by Citizens’ management;

•	asset growth of approximately 2% as per FirstMerit’s management projections for Citizens;

•	cost savings of approximately 22% of Citizens’ non-interest expense, phased in 24% in 2013 and 100% going forward;

•	credit mark of 6.8% of Citizens’ loan portfolio as of June 30, 2012 and adjusted provision expense as per FirstMerit management;

•	8.0% Tier 1 Common ratio capital constraint;

•	one-time restructuring charge of $88 million pre-tax as per FirstMerit management;

•

discount rates from 12-14%, chosen by RBCCM based upon an analysis of the costs of equity of publicly traded companies that were considered similar, for these purposes, to Citizens identified under “—Citizens Comparable Companies Analysis” above; and

•

a terminal value of Citizens common stock based on a normalized price to earnings multiple range of 10x-14x, chosen by RBCCM based upon an analysis of the earnings multiples of publicly traded companies that were considered similar, for these purposes, to Citizens identified under “—Citizens Comparable Companies Analysis” above.

Based on the above assumptions, this analysis implied equity value per share of Citizens common stock of $22.87 to $28.39, as illustrated by the following table:

	Terminal Value Multiple
Discount Rate	10.0x	12.0x	14.0x
12.0%	$24.97	$26.68	$28.39
13.0%	$23.89	$25.53	$27.16
14.0%	$22.87	$24.43	$25.99

Precedent Transactions

RBCCM performed an analysis of precedent transactions with disclosed deal values announced since January 1, 2010 where the target had assets between $5 billion and $25 billion, excluding distressed transactions. The six transactions constituting the precedent transactions, including the multiple of price to tangible book value per share and the premium to core deposits of each such transactions were:

Acquiror	Target	Date Announced	Price/Tangible Book Value	Core Deposit Premium
Oriental Financial Group, Inc.	BBVA’s Puerto Rico operations	06/28/2012	103.0%	0.62%
Hilltop Holdings Inc.	PlainsCapital Corp.	05/08/2012	128.1%	4.40%
Union Bank	Pacific Capital Bancorp	03/09/2012	224.2%	22.23%
Comerica Inc.	Sterling Bancshares Inc.	01/16/2011	229.7%	16.74%
Hancock Holding Co.	Whitney Holding Corp.	12/21/2010	163.7%	7.42%
First Niagara Financial Group	New Alliance Bancshares Inc.	08/18/2010	165.3%	12.74%

For each of these transactions, RBCCM derived and compared, among other things, the price as a multiple to the target company’s tangible book value and the premium to the target company’s core deposits. The following table reflects the results of the analysis:

	Low	Median	High
Price/Tangible Book Value	103%	165%	230%
Core deposit premium	0.62%	10.08%	22.23%

Based on Citizens’ closing stock price on September 11, 2012, Citizens’ tangible book value of $17.84 per share and Citizens’ core deposits per share of $166.80, RBCCM derived a range of implied valuation per share of Citizens common stock. The following table reflects the results of this analysis:

	Range Applied	Range of Implied Valuation Per Share
Price/Tangible Book Value	103-165%	$18.38-29.35
Core deposit premium	0.62-10.08%	$18.87-34.65

FirstMerit Comparable Companies Analysis

RBCCM prepared a comparable company analysis of certain financial information for FirstMerit to corresponding financial information, ratios and public market multiples of a group of publicly traded banks in the Midwest with assets between $5 billion and $25 billion that RBCCM deemed for purposes of its analysis to be comparable to FirstMerit.

RBCCM reviewed the relevant metrics, including the multiple of price to tangible book value per share and the premium to core deposits, of the following companies:

Company	Price/Tangible Book Value	Core Deposit Premium
• Associated Banc-Corp	119%	2.43%
• TCF Financial Corporation	140%	4.25%
• Wintrust Financial Corporation	115%	1.71%
• PrivateBancorp, Inc.	123%	2.72%
• Citizens Republic Bancorp, Inc.	114%	1.47%
• MB Financial, Inc.	137%	4.52%
• Old National Bancorp	164%	8.07%
• First Midwest Bancorp, Inc.	137%	4.15%
• Park National Corporation	182%	11.79%
• First Financial Bancorp	163%	8.18%
• Chemical Financial Corporation	139%	4.67%

Although none of the selected companies is directly comparable to FirstMerit, the companies included were chosen by RBCCM for this analysis because, in its professional judgment, they are publicly traded companies in the banking sector with operations or business characteristics that for purposes of analysis may be considered similar to certain operations and business characteristics of FirstMerit. Accordingly, RBCCM believes that an analysis of this kind is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in RBCCM’s opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

With respect to these companies, RBCCM presented, among other things, the multiple of price to tangible book value per share and the premium to core deposits. The results of this comparison based on publicly available information as of September 11, 2012 are set forth below:

	Low	Median	High	FirstMerit
Price/Tangible Book Value	114%	137%	182%	164%
Core deposit premium	1.47%	4.25%	11.79%	6.59%

Based on FirstMerit’s tangible book value of $10.34 per share and FirstMerit’s core deposits per share of $100.97, RBCCM derived a range of implied valuation per share of FirstMerit common stock. The following table reflects the results of this analysis:

	Range Applied	Range of Implied Valuation Per Share
Price/Tangible Book Value	137-182%	$14.13-18.84
Core deposit premium	4.25-11.79%	$14.63-22.25

FirstMerit Standalone Dividend Discount Analysis

RBCCM performed a dividend discount analysis to determine a range of implied present values of FirstMerit common stock. RBCCM utilized the following assumptions:

•	earnings estimates as per FirstMerit management’s estimates;

•	asset growth of 5% as per FirstMerit’s management;

•	8.0% Tier 1 Common ratio capital constraint;

•

discount rates from 10-12%, chosen by RBCCM based upon an analysis of the costs of equity of publicly traded companies that were considered similar, for these purposes, to FirstMerit identified under “—FirstMerit Comparable Companies Analysis” above; and

•

a terminal value of FirstMerit common stock based on a normalized price to earnings multiple range of 10x-14x, chosen by RBCCM based upon an analysis of the earnings multiples of publicly traded companies that were considered similar, for these purposes, to FirstMerit identified under “—FirstMerit Comparable Companies Analysis” above.

Based on the above assumptions, this analysis implied equity value per share of FirstMerit common stock of $15.75 to $20.77, as illustrated by the following table:

	Terminal Value Multiple
Discount Rate	10.0x	12.0x	14.0x
10.0%	$16.70	$18.74	$20.77
11.0%	$16.22	$18.17	$20.12
12.0%	$15.75	$17.63	$19.50

Relative Valuation Analysis

RBCCM calculated the implied exchange ratios using the Citizens per share equity valuation reference ranges and the FirstMerit per share equity valuation reference ranges obtained from the methodologies mentioned above. The results for each methodology were as follows:

	Citizens		FirstMerit		Implied Exchange Ratio
	Low	High	Low	High	Low	High
52-Week Range	$6.11	$20.82	$9.98	$17.50	0.35x	2.09x
Analyst Stock Price Targets	$16.59	$17.70	$11.71	$16.65	1.00x	1.51x
Comparable Companies Analysis:
Price / Tangible Book Value	$20.43	$24.72	$14.13	$18.84	1.08x	1.75x
Core Deposit Premium	$20.69	$25.38	$14.63	$22.25	0.93x	1.73x
Dividend Discount Analysis	$16.72	$21.06	$15.75	$20.77	0.80x	1.34x
Dividend Discount Analysis with Cost Savings	$22.87	$28.39	$15.75	$20.77	1.10x	1.80x

RBCCM noted that the exchange ratio in the merger was 1.37x.

Historical Exchange Ratio Analysis

RBCCM reviewed the historical closing trading prices of FirstMerit common stock and Citizens common stock for the one-year period ended September 11, 2012. RBCCM also analyzed the historical trading ratio of the respective common stock of FirstMerit and Citizens for various periods during the one-year period ended September 11, 2012 as set forth in the table below, and compared them to the all stock merger consideration exchange ratio of 1.37x to be paid in the merger and the premium (or discount) implied by that exchange ratio in the merger at each historical trading ratio.

	Exchange Ratio	Offer Premium / (Discount)
30-day average	1.24x	10.3%
60-day average	1.15x	19.2%
90-day average	1.10x	24.2%
1-year average	0.90x	52.1%

Contribution Analysis

Using publicly available information for FirstMerit and Citizens as of September 11, 2012, as well as FirstMerit’s management estimates for FirstMerit and Citizens 2013 net income, RBCCM analyzed the respective contributions of FirstMerit and Citizens to certain financial metrics as of September 11, 2012. The following table sets forth the results of this analysis:

	Amount ($ in millions)			Contribution		Implied Exchange Ratio
	FirstMerit	Citizens	Total	FirstMerit	Citizens
Total Assets	14,621	9,670	24,292	60%	40%	1.79x
Gross Loans	9,238	5,536	14,774	63%	37%	1.62x
Cash and Securities	4,047	3,248	7,295	55%	45%	2.17x
Deposits	11,616	7,288	18,904	61%	39%	1.70x
Tangible Common Equity	1,133	723	1,856	61%	39%	1.73x
Fee Income	207	89	296	70%	30%	1.17x
Net Income (2013)	148	41	189	78%	22%	0.75x

RBCCM noted that the exchange ratio in the merger was 1.37x and the implied ownership in the merger was 66% for FirstMerit and 34% for Citizens, respectively.

Overview of Analyses; Other Considerations

The foregoing summary describes all of the analyses and factors that RBCCM deemed material in its presentation to FirstMerit’s board of directors, but it is not a comprehensive description of all analyses performed or factors considered by RBCCM in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

RBCCM believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all of such analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, RBCCM did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, RBCCM used a variety of generally accepted valuation methods. The analyses were prepared for the purpose of enabling RBCCM to provide its opinion to FirstMerit’s board of directors as to the fairness, from a financial point of view, of the exchange ratio of 1.37 shares of FirstMerit common stock for each outstanding share of Citizens common stock as provided for in the merger agreement, and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, RBCCM made, and was provided by FirstMerit’s and Citizens’ management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBCCM, FirstMerit or Citizens. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of FirstMerit, Citizens or their advisors, none of FirstMerit, Citizens, RBCCM or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the merger were approved by FirstMerit’s board of directors. The decision to enter into the merger, the agreements in connection therewith and the transactions contemplated thereby were solely that of FirstMerit’s board of directors. As described above, the opinion and presentation of RBCCM to FirstMerit’s board of directors were only one of a number of factors taken into consideration by FirstMerit’s board of directors in their consideration of the merger, and the transactions contemplated thereby. RBCCM did not recommend any specific amount of consideration or exchange ratio to FirstMerit or FirstMerit’s board of directors, or that any specific exchange ratio or amount or type of consideration constituted the only appropriate consideration for the merger.

FirstMerit selected RBCCM to provide the opinion based on RBCCM’s qualifications, expertise, reputation and experience in mergers and acquisitions. RBCCM is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to the RBCCM engagement letter, RBCCM received a fee of $150,000 upon delivering its opinion. Such fee was not contingent upon the consummation of the merger. Additionally, RBCCM served as financial advisor to FirstMerit with respect to the merger, and was paid $100,000 upon being retained and will receive a fee of $4,000,000 at the closing of the merger in the event the merger is consummated at any time during the term of RBCCM’s engagement or within twelve months thereafter. If, in connection with the merger not being completed, FirstMerit receives a break-up fee, topping fee or other termination fee, RBCCM will be entitled to receive 20% of such break-up fee, topping fee or other termination fee in cash when it is received by FirstMerit. FirstMerit has also agreed to reimburse RBCCM for certain expenses and to indemnify RBCCM for certain liabilities that may arise out of RBCCM’s engagement. Additionally, FirstMerit and RBCCM contemplate that RBCCM will serve as a joint bookrunning and lead manager for any capital raise conducted by FirstMerit in connection with the merger, in which case RBCCM would receive significant fees for providing such service. In the past two years, RBCCM has not had a material relationship with, nor received compensation from, FirstMerit or Citizens. However, RBCCM has provided investment banking and financial advisory services to FirstMerit in the past, for which it received customary fees, and, in light of RBCCM’s prior services to FirstMerit and its financial advisory role for FirstMerit in connection with the merger, RBCCM anticipates that it may be selected by FirstMerit to provide investment banking and financial advisory and/or financial services that may be required by FirstMerit in the future, regardless of whether the merger is successfully completed.

In the ordinary course of business, RBCCM may act as a market maker and broker in the publicly traded securities of FirstMerit and/or Citizens and/or their respective affiliates and receive customary compensation, and may also actively trade securities of FirstMerit and/or Citizens and/or their respective affiliates for its own account and the accounts of its customers. Accordingly, RBCCM and its affiliates may hold a long or short position in such securities.

Certain Financial Information

In the course of the sale process described under “—Background of the Merger,” Citizens provided FirstMerit selected, non-public financial projections prepared by Citizens’ senior management. Citizens also prepared non-public financial projections of FirstMerit, based on discussions it had with FirstMerit, which Citizens provided to J.P.Morgan. In addition, in the course of evaluating the merger FirstMerit provided limited earnings projections to RBCCM and also prepared adjusted financial projections for Citizens, which it provided to RBCCM. Neither Citizens nor FirstMerit as a matter of course make public projections as to future performance or earnings, and the financial projections summarized below are included in this joint proxy statement/prospectus only because this information was provided to FirstMerit, in the case of Citizens, or RBCCM in the case of FirstMerit on a confidential basis in connection with their respective evaluations of the merger. The projections summarized below were the only sets of projections provided to FirstMerit, RBCCM or J.P.Morgan, as applicable. The projections of Citizens were also provided to each parties respective financial advisor. You should note that these financial projections constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” on page 30.

The financial projections were prepared by Citizens’ and FirstMerit’s respective senior management for internal planning purposes and in connection with their respective evaluations of the merger and not for public disclosure and such projections are subjective in many respects. The financial projections are based on a variety of estimates and assumptions of Citizens’ and FirstMerit’s respective senior management regarding their respective business, industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond either Company’s control. Among the variables and assumptions underlying projections prepared by management of Citizens were stable net interest margins consistent with the overall interest rate environment, modest loan growth, minimal total deposit increases, stable non-interest income consistent with current levels, lower troubled asset expenses and reduction in FDIC cost, and improving provision for loan loss consistent with current trends. Economic and business environments can and do change quickly, which adds a significant level of uncertainty as to whether the results portrayed in the financial projections will be achieved. In particular, these financial projections were based on numerous assumptions that may now be outdated. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. If the assumptions do not prove accurate, the projections will not be accurate. You should not regard the inclusion of these projections in this joint proxy statement/prospectus as an indication that Citizens, FirstMerit or any of their respective affiliates or representatives considered or consider the projections to be necessarily predictive of actual future events, and you should not rely on the projections as such. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. It is highly likely that the contribution of Citizens’ business to the consolidated results of FirstMerit will be different from Citizens’ or FirstMerit’s performance on a standalone basis. In addition, if the merger is not consummated, neither Company may be able to achieve these financial projections. None of Citizens, FirstMerit or any of their respective affiliates or representatives has made or makes any representations to any person regarding the ultimate performance of Citizens or FirstMerit compared to the information contained in the projections.

Neither Citizens’ nor FirstMerit’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections set forth below, nor have they expressed any opinion or any other form of assurance with respect thereto. The financial projections were not prepared with a view toward public disclosure or compliance with generally accepted accounting principles, which is referred to as GAAP, or the guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date of their preparation and neither Citizens nor FirstMerit intend to update these financial projections or to make other projections public in the future.

The financial projections described, and subject to the limitations stated above included:

Citizens Projections Prepared by Citizens

($ in millions)	FY 2012	FY 2013	FY 2014	FY 2015
Net income	51.7	57.0	66.9	82.8

FirstMerit Projections Prepared by FirstMerit

($ in millions)	FY 2012	FY 2013	FY 2014	FY 2015
Net Income	133.8	148.0	148.0	155.4

FirstMerit Board of Directors Following Completion of the Merger

Upon completion of the merger, the number of directors constituting FirstMerit’s board of directors will be increased by two, to 15 members, and two current directors of Citizens, who are yet to be determined, will be appointed to complete the larger board. Information about the current FirstMerit directors and executive officers can be found in the documents under the heading “FirstMerit SEC Filings” in the section entitled “Where You Can Find More Information” on page  267.

Director Independence and Related Party Transactions

Citizens maintains a written policy requiring the pre-approval by the Citizens board of directors of all lending transactions between Citizens and its executive officers and directors in compliance with Federal Reserve Regulation O. Although Citizens does not have a written policy with regard to the approval of other transactions between Citizens and its executive officers and directors, any such transactions constituting a perceived conflict of interest under Citizens’ code of ethics or applicable law, or that would require disclosure in Citizens’ annual meeting proxy statement, are generally discouraged. To the extent any such transaction were proposed, those individuals would report any such transaction to the chief executive officer, the general counsel or the chairman of the board of Citizens and if a decision were made to proceed, the transaction would be submitted for approval to the Citizens board and to a committee of independent directors thereof in accordance with Citizens’ code of ethics, applicable law and applicable Nasdaq Marketplace Rules.

During 2012, Citizens’ banking subsidiary had, and expects to have in the future, banking transactions, in the ordinary course of business, with directors, officers and their associates. These transactions were made on substantially the same terms, including interest rate charges and collateral requirements, as comparable transactions are made with unrelated parties prevailing at the time of such transactions and did not involve more than the normal risk of collectability or present other unfavorable features. All credit transactions involving directors and executive officers of Citizens are reviewed and, when required, approved by the Citizens board of directors. None of these loans were disclosed as non-accrual, past due, restructured or as a potential problem in Citizens Annual Report on Form 10-K for the year ended December 31, 2012.

Public Trading Markets

FirstMerit common stock trades on the Nasdaq under the symbol “FMER.” Citizens common stock trades on the Nasdaq under the symbol “CRBC.” Upon completion of the merger, Citizens common stock will be delisted from the Nasdaq and deregistered under the Exchange Act. The newly issued FirstMerit common stock issuable pursuant to the merger agreement will be listed on the Nasdaq.

Dissenters’ Rights

Citizens Shareholders Do Not Have Dissenters’ Rights in the Merger

In general, dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Section 762 of the MBCA provides that shareholders of a Michigan corporation such as Citizens have the right, in some circumstances, to dissent from certain corporate action and to instead demand payment of the fair value of their shares. However, shareholders do not have dissenters’ rights with respect to shares of any class of stock listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the national association of securities dealers on the record date fixed to vote on the corporate action. Additionally, shareholders do not have dissenters’ rights for a transaction in which shareholders receive as consideration shares of stock listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the national association of securities dealers.

Each of Citizens’ and FirstMerit’s common stock is listed on the Nasdaq, a national securities exchange; therefore, holders of Citizens common stock will not be entitled to dissenters’ rights in the merger with respect to their shares of Citizens common stock.

FirstMerit Shareholders Do Not Have Dissenters’ Appraisal Rights in the Merger

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Under the Ohio Revised Code, shareholders are not entitled to relief as dissenting shareholders if the shares of the corporation for which the dissenting shareholder would otherwise be entitled to relief are listed on a national securities exchange as of the day immediately preceding the date on which the vote on the proposal is taken at the meeting of the shareholders and immediately following the effective time of the merger, and no proceedings are pending to delist the shares from the national securities exchange as of the effective time of the merger.

Because FirstMerit common stock is listed on the Nasdaq, a national securities exchange, and because the proposed merger otherwise satisfies the foregoing requirements, holders of FirstMerit common stock will not be entitled to dissenters’ appraisal rights in the merger with respect to their shares of FirstMerit common stock.

Regulatory Approvals Required for the Merger

Completion of the merger is subject to prior receipt of all approvals and consents required to be obtained from applicable governmental and regulatory authorities. FirstMerit and Citizens have also agreed to cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to make all requisite regulatory filings and to obtain any necessary permits, consents, approvals or authorizations of governmental entities necessary to consummate the transactions contemplated by the merger agreement as soon as practicable.

There can be no assurance that regulatory approvals will be obtained, that such approvals will be received on a timely basis, or that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of the combined organizations following completion of the merger.

Federal Reserve Approval. The Federal Reserve must approve the merger before the merger can be completed. Federal Reserve approval is required because FirstMerit is a bank holding company proposing to acquire a bank holding company, Citizens. An application seeking approval of the merger has been filed by FirstMerit with the Federal Reserve. This application also seeks the requisite Federal Reserve approval of FirstMerit’s payoff of the Citizens TARP Preferred Stock.

The Federal Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the community to be served as well as the companies’ effectiveness in combating money-laundering activities and effects on competition and financial stability. In connection with their review, the Federal Reserve Board has provided an opportunity for public comment on the application for the merger.

Under the Community Reinvestment Act of 1977, which is referred to as the CRA, the Federal Reserve Board must take into account the record of performance of each of FirstMerit and Citizens in meeting the credit needs of the entire communities, including low- and moderate-income neighborhoods, served by the companies and their subsidiaries. As of their last respective examinations, FirstMerit’s sole bank had an “outstanding” CRA rating and Citizens’ sole bank subsidiary was rated “satisfactory.”

Office of the Comptroller of the Currency. A condition to the merger of Citizens with FirstMerit is approval of the merger of Citizens Bank into FirstMerit Bank from the Office of the Comptroller of the Currency (the “OCC”). Applications seeking OCC approval of the bank merger have been filed with the OCC.

FirstMerit and Citizens are not aware of any governmental approvals that are required, but which have not been obtained, for the merger to become effective, other than those described above. FirstMerit and Citizens intend to seek any other approval, and to take any other action that may be required to complete the merger. There can be no assurance that any required approval or action can be obtained or taken prior to the meeting, or that such approvals will not require conditions that may adversely affect the parties.

Interests of Certain Citizens Directors and Executive Officers in the Merger

When considering the recommendation of Citizens’ board of directors to vote to approve the merger agreement, Citizens shareholders should be aware that Citizens’ executive officers and members of Citizens’ board of directors may have interests in the merger that are different from, or in addition to, those of Citizens’ shareholders generally. Citizens’ board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the merger agreement be approved by the Citizens shareholders. The discussion below describes and quantifies payments and benefits to Citizens’ executive officers and non-employee directors. For the purposes of all of the agreements and plans described below, the completion of the transactions contemplated by the merger agreement will constitute a change in control of Citizens.

Equity Compensation Awards

Citizens executive officers and non-employee directors participate in Citizens equity-based compensation plans and hold outstanding stock options and restricted stock units granted under such plans. Upon completion of the merger, all outstanding, vested and unrestricted Citizens restricted stock, salary stock or retainer stock granted under any Citizens stock plans will convert into unrestricted FirstMerit common stock like other shares of Citizens common stock. Upon completion of the merger, all Citizens’ restricted shares, restricted stock units

(“RSUs”) and options granted under Citizens’ stock plans will vest, become free of restriction or become fully exercisable, as the case may be, in accordance with their terms. In the same way, these restricted shares will convert into shares of FirstMerit common stock and RSUs will be settled in FirstMerit common stock on the same basis as other shares of Citizens common stock, rounded to the nearest whole share. Subject to any change necessary to comply with Code Section 409A, Citizens stock options will be converted into options to purchase FirstMerit common stock, such that (i) the number of shares of FirstMerit common stock purchasable upon exercise will equal the product of the Citizens shares purchasable upon exercise immediately prior to the merger multiplied by the exchange ratio (1.37), rounded to the nearest whole share, and (ii) the per share exercise price will equal the quotient of the per share exercise price per Citizens share immediately prior to the merger divided by the exchange ratio, rounded to the nearest cent.

The following table sets forth, based on outstanding awards under Citizens equity plans as of February 15, 2013 (1) the number of RSUs held by each such person, (2) the number of shares of restricted stock held by each such person and (3) the number of shares of salary stock currently restricted by law due to Citizens’ participation in the Treasury’s Capital Purchase Program, but which will no longer be so restricted following the merger:

	Number of Unvested RSUs	Number of Unvested Restricted Shares	Number of Salary Shares
Executive Officers
Gerald D. Bettens	7,409	19,708	0
Brian D. J. Boike	0	16,780	0
Susan P. Brockett	22,719	0	0
Joseph C. Czopek	2,963	12,347	0
Kenneth R. Duetsch, II	0	10,966	0
Stephen Figliuolo	22,433	0	0
Thomas W. Gallagher	30,693	0	0
Raymond E. Green	22,765	0	0
Judith L. Klawinski	11,558	27,817	2,573
Lisa T. McNeely	14,374	47,178	7,887
Cathleen H. Nash	0	123,672	12,514
Louise O’Connell	5,927	9,529	0
Mark W. Widawski	44,845	0	3,776

Directors
Lizabeth A. Ardisana	0	0	0
George J. Butvilas	0	0	0
Madeleine L. Champion	0	0	0
Robert S. Cubbin	0	0	0
William M. Fenimore, Jr.	0	0	0
Gary J. Hurand	0	0	0
Benjamin W. Laird	0	0	0
Stephen J. Lazaroff	0	0	0
Kendall B. Williams	0	0	0
James L. Wolohan	0	0	0

All outstanding stock options issued to Citizens executive officers and directors are fully vested. For additional information on executive compensation, see “Advisory (Non-Binding) Vote on Certain Merger-Related Compensation for Citizens Named Executive Officers—Golden Parachute Compensation” on page 44.

New Executive Change in Control Agreements

The merger agreement requires FirstMerit to enter into new change in control agreements with executive officers of Citizens that will replace change in control agreements currently in effect with Citizens. For a description of the agreements to be entered into by FirstMerit, see “Advisory (Non-Binding) Vote on Certain Merger-Related Compensation For Citizens Named Executive Officers—New Change in Control Agreements” on page 46.

Interests of Certain FirstMerit Directors and Executive Officers in the Merger

When considering the recommendation of FirstMerit’s board of directors to vote to approve the merger agreement, FirstMerit shareholders should be aware that FirstMerit’s executive officers and members of FirstMerit’s board of directors may have interests in the merger that are different from, or in addition to, those of FirstMerit’s shareholders generally. FirstMerit’s board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the merger agreement be approved by the FirstMerit shareholders. The discussion below describes and quantifies payments and benefits to FirstMerit’s executive officers and non-employee directors. For the purposes of all of the agreements and plans described below, the completion of the transactions contemplated by the merger agreement will constitute a displacement, but not a change in control, of FirstMerit.

FirstMerit has displacement agreements with each of FirstMerit’s executive officers other than Larry Shoff, who terminated his displacement agreement with FirstMerit pursuant to his Transition and Retirement Agreement, dated as of August 31, 2012. The displacement agreements each provide that, if there is a displacement (i.e., a merger, acquisition or like transaction that does not result in or involve a change in control of FirstMerit) and the executive officer is subsequently terminated from employment without Cause or voluntarily terminates employment for Good Reason (as such terms are defined in the displacement agreements) during the term of his or her agreement (ranging from 12-36 months following the merger), the executive officer will be entitled to receive certain benefits. The merger will be deemed to be a displacement for purposes of the displacement agreements.

In the event of a qualifying termination of employment during the term of the displacement agreement, the applicable executive officer will be entitled to receive:

•

a lump sum cash payment equal to the executive officer’s base salary (at the highest annualized rate in effect during the period after or immediately prior to the displacement) multiplied by the executive officer’s specific multiple (ranging from 1.0-2.5);

•

a lump sum cash payment equal to the product of the target (or, if higher, actual) level of incentive compensation during the year in which the termination occurs, multiplied by the same multiple for each executive officer;

•	accelerated vesting upon termination of employment of all unvested time-based restricted stock awards and all unvested stock options;

•

continuation of all medical, life and accidental death and dismemberment insurance benefits identical to those available to the executive officer prior to the termination of employment corresponding with their specific multiple (e.g., 24 months for a 2.0 multiple, 30 months for a 2.5 multiple, etc., other than for Mr. Greig, who receives 36 months irrespective of his specific multiple) or, if earlier, until age 67 (or, in the event that any such coverage cannot be provided, a lump sum cash payment equal to the highest applicable premium for the applicable coverage period on a net after-tax basis);

•

benefit calculation under FirstMerit’s SERP based on the highest monthly base salary and target incentive compensation in effect for the applicable executive officer during the 24-month period prior to the displacement, plus, for all applicable executive officers other than Mr. Greig, 24 additional months of additional service and age credit for purposes of vesting and benefit calculation under the SERP; and

•	payment for outplacement services for up to one year following termination of employment (up to $35,000 for Mr. Greig and up to $25,000 for the other executive officers).

The displacement agreements also provide for company payment of all reasonable legal, accounting and actuarial fees and expenses incurred by the executive officers in enforcing any right or benefit provided by the displacement agreements.

Regardless of whether the executive officer receives benefits under the displacement agreement, each of the applicable executive officers is subject to a 12-month post-termination non-competition restriction, indefinite confidentiality and cooperation obligations, and a mutual non-disparagement covenant. However, Mr. Greig is not subject to a non-competition restriction pursuant to his displacement agreement. Instead, Mr. Greig is generally subject to 24-month post-termination non-competition and non-solicitation restrictions pursuant to his employment agreement in consideration of certain amounts payable under his employment agreement as a result of his termination of employment (irrespective of the merger).

For additional information on executive compensation, see “Advisory (Non-Binding) Vote on Certain Merger-Related Compensation for FirstMerit Named Executive Officers—Golden Parachute Compensation” on page 36.

Citizens Equity Ownership

Certain Beneficial Owners

The table below includes all of the shareholders that to Citizens’ knowledge beneficially own more than five percent of Citizens common stock as of December 31, 2012, unless otherwise indicated.

	Common Stock Beneficially							Common Stock Beneficially Owned as a Percentage of Outstanding Common
Name and address of Beneficial Owner		Investment Power			Voting Power
	Owned	Sole	Shared	None	Sole	Shared	None	Stock

AQR Capital Management, LLC Two Greenwich Plaza Third Floor Greenwich, CT 06830(1)	3,015,877	-0-	3,015,877	-0-	-0-	3,015,877	-0-	7.5%

BlackRock, Inc. 40 East 52nd Street New York, NY 10022(2)	2,127,994	2,127,994	-0-	-0-	2,127,994	-0-	-0-	5.3%

The Vanguard Group 100 Vanguard Blvd Malvern, PA 19355(3)	2,101,845	2,045,700	56,145	-0-	57,545	2,044,300	-0-	5.2%

(1)	The information furnished for AQR Capital Management, LLC is based upon information contained in the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2013.
(2)	The information furnished for BlackRock, Inc. is based upon information contained in the Schedule 13G filed with the Securities and Exchange Commission on January 30, 2013
(3)	The information furnished for The Vanguard Group is based upon information contained in the Schedule 13G filed with the Securities and Exchange Commission on February 12, 2013.

The Department of the Treasury, United States Department of the Treasury, 1500 Pennsylvania Avenue, NW, Washington D.C. 20220, holds all of the outstanding 300,000 shares of the Citizens TARP Preferred Stock.

Management

The following table reflects the beneficial ownership of Citizens common stock as of February 15, 2013 by:

•	Each member of the Citizens board of directors

•	Citizens’ chief executive officer, chief financial officer and the three other most highly paid executive officers who were serving as such at December 31, 2012; and

•	Citizens’ current directors and all executive officers as a group.

The information in the table has been obtained from these individuals and is reported in accordance with the applicable rules of the SEC. Under these rules, a person is deemed to beneficially own stock if they have or share the power to vote or dispose of the stock or have the right to acquire the power to vote or dispose of the stock within the next 60 days. As a result, the amounts shown in the table do not necessarily reflect stock ownership for any purpose other than compliance with the SEC’s reporting requirements.

Name	Common Stock Beneficially Owned(1)	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Common Stock Beneficially Owned as a Percentage of Outstanding Common Stock
Lizabeth A. Ardisana	7,065	7,065	0	*
George J. Butvilas	26,982	26,982	0	*
Madeleine L. Champion	2,182	2,182	0	*
Robert S. Cubbin	14,489	14,489	0	*
William M. Fenimore, Jr.	11,200	11,200	0	*
Raymond E. Green	5,599	5,599	0	*
Gary J. Hurand	61,678	12,574	49,104	*
Judith L. Klawinski	42,158	42,158	0	*
Benjamin W. Laird	7,278	7,278	0	*
Stephen J. Lazaroff	19,455	19,455	0	*
Lisa T. McNeely	68,948	68,948	0	*
Cathleen H. Nash	184,558	184,558	0	*
Mark W. Widawski	20,979	20,979	0	*
Kendall B. Williams	8,318	8,247	71	*
James L. Wolohan(2)	39,775	39,775	0	*
All current directors and executive officers as a group (23 persons)	620,685	571,061	49,624	1.5%

*	Represents holdings of less than one percent.

(1)

The following table shows the number of shares included in the column that (1) may be acquired upon exercise of options which are exercisable or become exercisable on or before April 17, 2013, (2) are unvested restricted shares that vest on or before April 17, 2013, (3) are unvested restricted stock units that vest on or before April 17, 2013 or (4) are pledged by the owner as security.

Name	Options	Restricted Shares	Restricted Stock Units	Pledged Shares
Lizabeth A. Ardisana	342	-0-	-0-	-0-
George J. Butvilas	-0-	-0-	-0-	-0-
Madeleine L. Champion	-0-	-0-	-0-	-0-
Robert S. Cubbin	-0-	-0-	-0-	-0-
William M. Fenimore, Jr.	-0-	-0-	-0-	-0-
Raymond E. Green	-0-	-0-	1,149	-0-
Gary J. Hurand	-0-	-0-	-0-	-0-
Judith L. Klawinski	904	30,390	-0-	-0-
Benjamin W. Laird	592	-0-	-0-	-0-
Stephen J. Lazaroff	592	-0-	-0-	-0-
Lisa T. McNeely	1,228	55,065	-0-	-0-
Cathleen H. Nash	-0-	136,186	-0-	-0-
Mark W. Widawski	200	3,776	-0-	-0-
Kendall B. Williams	592	-0-	-0-	-0-
James L. Wolohan	592	-0-	-0-	-0-
All current directors and executive officers as a group (23 persons)	10,559	297,747	1,149	-0-

The shares shown do not include restricted stock units that have not yet vested and will not vest within the next 60 days. See the column titled, “Number of Unvested RSUs” in the table in the section of this joint proxy statement/prospectus titled “Interests of Certain Citizens Directors and Executive Officers in the Merger—Equity Compensation Awards” for the number of such RSUs for each executive officer.

(2)

The shares shown for Mr. Wolohan do not include 3,169 shares held by the Wolohan Family Foundation, of which Mr. Wolohan is a director, or 2,250 shares held in trusts for Mr. Wolohan’s nieces and nephews of which Mr. Wolohan is a trustee. Mr. Wolohan disclaims beneficial ownership of such shares.

Litigation Relating to the Merger

Between September 17, 2012 and October 5, 2012, alleged shareholders of Citizens filed six purported class action lawsuits in the Circuit Court of Genesee County, Michigan, which have been consolidated as In re Citizens Republic Bancorp, Inc. Shareholder Litigation, Case No. 12-99027-CK (the “Lawsuit”). The consolidated complaint (the “Complaint”) names as defendants Citizens, each of the current members of Citizens’ board of directors and FirstMerit. It alleges that the director defendants breached their fiduciary duties by failing to obtain the best available price in connection with the merger, by not utilizing a proper process to evaluate the merger and by agreeing to protective devices that ensure that no entity other than FirstMerit will seek to acquire Citizens. The Complaint also alleges that FirstMerit and Citizens aided and abetted those alleged breaches of fiduciary duty. The Complaint seeks declaratory and injunctive relief to prevent the consummation of the merger, rescissory damages and other equitable relief. The defendants filed a motion to dismiss the Complaint.

On February 21, 2013, the plaintiffs and defendants entered into a memorandum of understanding (the “MOU”) setting forth their agreement in principle to settle the Lawsuit. While the defendants deny the allegations made in the Complaint, they have agreed to enter into the MOU to avoid the costs and disruptions of any further litigation and to permit the timely closing of the merger. The MOU describes the terms that the parties have agreed to include in the final settlement agreement concerning the Complaint (the “Settlement Agreement”), subject to confirmatory discovery by the plaintiffs, and describes the actions that the parties will take or refrain from taking between the date of the MOU and the date that the Settlement Agreement is finally approved.

The MOU, among other things, provides that the defendants will amend the joint proxy statement/prospectus to include the supplemental disclosures contained in Exhibit A to the MOU. The MOU also provides that the Settlement Agreement will include an injunction against proceedings in connection with the Complaint and any additional complaints concerning claims that will be covered by the Settlement Agreement. In addition, the MOU provides that the Settlement Agreement will include a release on behalf of the plaintiffs, along with other members of the class of Citizens’ shareholders certified for purposes of the Settlement Agreement, in favor of the defendants and their related parties from any claims that arose from or are related to the merger. The defendants have agreed to pay the plaintiffs’ attorneys’ fees and expenses as awarded by the court, subject to court approval of the Settlement Agreement and the consummation of the merger.

Accounting Treatment of the Merger

The merger will be accounted for as a “purchase,” as that term is used under U.S. generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Citizens as of the effective time of the merger will be recorded at their respective fair values and added to those of FirstMerit. Any excess of purchase price over the fair values is recorded as goodwill. Consolidated financial statements of FirstMerit issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical consolidated financial position or results of operations of Citizens.

Material United States Federal Income Tax Consequences of the Merger

The following general discussion sets forth the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Citizens common stock that exchange their shares of Citizens common stock for shares of FirstMerit common stock in the merger. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this document. These laws may change, possibly with retroactive effect, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion is addressed only to those Citizens shareholders who hold their shares of Citizens common stock as a capital asset within the meaning of Code Section 1221. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	subject to the alternative minimum tax provisions of the Code;

•	a holder of Citizens common stock that received Citizens common stock through the exercise of an employee stock option, through a tax qualified retirement plan, or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of Citizens common stock that holds Citizens common stock as part of a hedge, straddle, constructive sale, conversion, or other integrated transaction; or

•	subject to tax under Code Sections 877 or 877A as a U.S. expatriate.

Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the knowledge or control of FirstMerit or Citizens. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Citizens common stock that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

The U.S. federal income tax consequences to a partner in an entity or arrangement treated as a partnership, for U.S. federal income tax purposes, that holds Citizens common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Citizens common stock should consult their own tax advisors.

Tax Consequences of the Merger

The parties intend for the merger to be treated as a reorganization for U.S. federal income tax purposes. It is a condition to FirstMerit’s obligation to complete the merger that FirstMerit receive an opinion from Jones Day, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Code Section 368(a). It is a condition to Citizens’ obligation to complete the merger that Citizens receive an opinion from Dykema Gossett PLLC, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Code Section 368(a). In addition, in connection with the filing of the registration statement of which this document is a part, each of Jones Day and Dykema Gossett PLLC has delivered an opinion to FirstMerit and Citizens, respectively, to the same effect as the opinions described above. These opinions will be based on representation letters provided by FirstMerit and Citizens and on customary factual assumptions. None of the opinions described above will be binding on the Internal Revenue Service. FirstMerit and Citizens have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. The remainder of this discussion assumes that the merger will qualify as a reorganization within the meaning of Code Section 368(a).

Accordingly, and on the basis of the foregoing opinions, as a result of the merger being treated as a reorganization within the meaning of Code Section 368(a), upon exchanging your Citizens common stock for FirstMerit common stock, you generally will not recognize gain or loss, except with respect to cash received instead of fractional shares of FirstMerit common stock (as discussed below). The aggregate tax basis in the shares of FirstMerit common stock that you receive in the merger, including any fractional share interests deemed received and redeemed as described below, will equal your aggregate adjusted tax basis in the Citizens common stock you surrender. Your holding period for the shares of FirstMerit common stock that you receive in the merger (including a fractional share interest deemed received and sold as described below) will include your holding period for the shares of Citizens common stock that you surrender in the exchange. If you acquired different blocks of Citizens common shares at different times or at different prices, the FirstMerit common stock you receive will be allocated pro rata to each block of Citizens common stock, and the basis and holding period of each block of FirstMerit common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Citizens common stock exchanged for such block of FirstMerit common stock.

Cash Instead of a Fractional Share

If you receive cash instead of a fractional share of FirstMerit common stock, you will be treated as having received the fractional share of FirstMerit common stock pursuant to the merger and then as having sold that fractional share of FirstMerit common stock for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in your fractional share of FirstMerit common stock as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares (including the holding period of Citizens common stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding

If you are a non-corporate holder of Citizens common stock you may be subject to information reporting and backup withholding (currently at a rate of 28%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•

furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

Comparative Market Prices and Dividends

FirstMerit common stock and Citizens common stock are both listed on the Nasdaq. FirstMerit common stock is listed for trading on the Nasdaq under the trading symbol “FMER” and Citizens common stock is listed for trading on the Nasdaq under the trading symbol “CRBC.” The following table sets forth, for the periods indicated, the high and low sales prices of shares of FirstMerit common stock and Citizens common stock as reported on the Nasdaq, and the quarterly cash dividends declared per share.

	FirstMerit Common Stock			Citizens Common Stock
	High	Low	Dividend	High		Low		Dividend
2010
First Quarter	$23.47	$19.55	$0.16	$11.90	(1)	$6.60	(1)	$0
Second Quarter	24.43	17.04	0.16	8.02	(1)	5.00	(1)	0
Third Quarter	20.22	16.55	0.16	10.70	(1)	7.40	(1)	0
Fourth Quarter	20.32	16.60	0.16	10.00	(1)	5.50	(1)	0

2011
First Quarter	$20.48	$16.03	$0.16	$9.75	(1)	$6.05	(1)	$0
Second Quarter	17.81	15.40	0.16	9.52	(1)	6.00	(1)	0
Third Quarter	17.25	9.98	0.16	9.75		6.28		0
Fourth Quarter	15.65	10.70	0.16	11.69		6.11		0

2012
First Quarter	$17.50	$15.27	$0.16	$15.75		$11.40		$0
Second Quarter	17.20	14.60	0.16	17.38		14.55		0
Third Quarter	17.19	14.71	0.16	20.98		16.80		0
Fourth Quarter	14.95	12.95	0.16	19.74		16.92		0

2013
First Quarter (through February 27, 2013)	$15.71	$14.45	$0.16	$21.05		$19.35		—

(1)	Prices retroactively adjusted to reflect the 1-for-10 reverse stock split effective after the close of trading on July 1, 2011.

On September 12, 2012, the last full trading day before the announcement of the merger agreement, the high and low sales prices of shares of FirstMerit common stock as reported on the Nasdaq were $17.19 and $16.83, respectively. On February 27, 2013, the last practicable full trading day before the date of this document, the high and low sale prices of shares of FirstMerit common stock as reported on the Nasdaq were $15.45 and $15.70, respectively.

On September 12, 2012, the last full trading day before the announcement of the merger agreement, the high and low sales prices of shares of Citizens common stock as reported on the Nasdaq were $20.42 and $19.74, respectively. On February 27, 2013, the last practicable full trading day before the date of this document, the high and low sale prices of shares of Citizens common stock as reported on the Nasdaq were $20.55 and $20.87, respectively.

As of February 20, the last date prior to printing this document for which it was practicable to obtain this information, there were approximately 7,024 registered holders of FirstMerit common stock and approximately 6,352 registered holders of Citizens common stock. FirstMerit shareholders and Citizens shareholders are advised to obtain current market quotations for FirstMerit common stock and Citizens common stock before voting. The market price of FirstMerit common stock and Citizens common stock will fluctuate between the date of this document and the effective date of the merger. No assurance can be given concerning the market price of FirstMerit common stock or Citizens common stock before or after the effective date of the merger.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A and is incorporated by reference into this document. This summary may not contain all of the information about the merger agreement that may be important to you. You are urged to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Terms of the Merger

Each of the FirstMerit board of directors and the Citizens board of directors has approved the merger agreement, which provides for the merger of Citizens with and into FirstMerit. FirstMerit will be the surviving corporation in the merger. Each share of Citizens common stock issued and outstanding immediately prior to the completion of the merger will be converted into the right to receive 1.37 shares of FirstMerit common stock, which is referred to herein as the exchange ratio. If the number of shares of common stock of FirstMerit or Citizens changes before the merger is completed because of a reclassification, recapitalization, stock dividend, stock split, reverse stock split or similar event, then a proportionate adjustment will be made to the exchange ratio.

FirstMerit will not issue any fractional shares of FirstMerit common stock in the merger. Instead, a Citizens shareholder who otherwise would have received a fraction of a share of FirstMerit common stock will receive an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying (a) the fraction of a share of FirstMerit common stock to which the holder of record would otherwise be entitled by (b) the aggregate volume weighted average per share price, rounded to two decimal points, of FirstMerit common stock on the Nasdaq as reported by Bloomberg L.P. for the twenty consecutive business days in which shares are traded on the Nasdaq in the period immediately preceding the third business day before the date of closing.

The FirstMerit articles of incorporation and the FirstMerit regulations as in effect immediately prior to the completion of the merger will be the articles of incorporation and bylaws of the surviving corporation.

The merger agreement provides that FirstMerit, with the consent of Citizens (which consent may not be unreasonably withheld or delayed), may at any time change the structure of the merger or the acquisition, conversion, redemption or retirement of the Citizens TARP Preferred Stock, as defined below, but no such change may affect the U.S. federal income tax consequences to Citizens common shareholders in the merger, alter the amount or kind of merger consideration to be provided under the merger agreement, impede or delay consummation of the merger in any non-de minimis respect, result in the Citizens TARP Preferred Stock not having been retired or extinguished at or before the completion of the merger or result in any limitation or reduction on the obligations of FirstMerit under the merger agreement or any right or benefit of Citizens.

Treatment of Citizens Stock Options and Other Equity-Based Awards of Citizens

The merger agreement provides that, upon completion of the merger, (i) each outstanding option of an employee or director to acquire Citizens common stock granted under any Citizens equity plans (which is referred to as a Citizens stock option) will convert automatically into an option to purchase a number of shares of FirstMerit common stock equal to the product of the number of shares of Citizens common stock underlying such Citizens stock option immediately prior to the merger multiplied by the exchange ratio (rounded to the nearest whole share), with an exercise price that equals the quotient of the exercise price of such Citizens stock option immediately prior to the merger divided by the exchange ratio (rounded to the nearest cent) and otherwise on the same terms and conditions as were in effect immediately prior to the completion of the merger (after giving effect to any rights resulting from the merger and the other transactions contemplated under the merger agreement pursuant to the applicable Citizens equity plan, the applicable award agreements thereunder and any applicable change in control agreement, including any right to vesting or acceleration); and (ii)(A) each share of restricted stock, salary stock or retainer stock granted under the Citizens equity plans (which is referred to as

Citizens restricted stock) and each restricted stock unit of Citizens common stock (which are referred to collectively as Citizens RSUs), in each case outstanding, vested and unrestricted immediately prior to the effective time of the merger (including any shares of Citizens restricted stock and any Citizens RSUs that are required to vest, or the restrictions which are required to lapse, after giving effect to any rights resulting from the transactions contemplated under the merger agreement) will be treated the same as, and have the same rights and be subject to the same conditions under the merger agreement as, each other shares of Citizens common stock outstanding at the effective time of the merger; and (B) each share of Citizens restricted stock and Citizens RSUs outstanding but unvested or subject to restrictions immediately prior to the effective time of the merger (after giving effect to any vesting acceleration, lapse or restrictions, or other rights resulting from the transactions contemplated by the merger agreement pursuant to the Citizens equity plans and the applicable award agreements thereunder) will convert automatically into awards settleable in a number of shares of FirstMerit common stock to be received upon settlement of each such award equal to the product of (x) the number of shares of Citizens common stock that were to be received upon settlement under the applicable award immediately before the effective time of the merger and (y) the exchange ratio, rounded to the nearest whole share, and each such award shall continue to be governed by the same terms and conditions as were in effect immediately prior to the completion of the merger (after giving effect to any rights resulting from the merger and the other transactions contemplated under the merger agreement pursuant to the applicable Citizens equity plan, the applicable award agreements thereunder and any applicable change in control agreement, including any right to vesting or acceleration).

FirstMerit has agreed to reserve additional shares of FirstMerit common stock to satisfy its obligations under the Citizens stock options, the Citizens restricted stock, the Citizens RSUs and the Citizens TARP Warrant described below and will file with the SEC a registration statement to the extent necessary to register FirstMerit common stock issuable upon exercise or conversion of Citizens stock options, Citizens restricted stock and Citizens RSUs assumed pursuant to the merger agreement.

Treatment of Citizens TARP Preferred Stock and Citizens TARP Warrant

FirstMerit will use its reasonable best efforts to purchase from the Treasury each share of Citizens TARP Preferred Stock issued and outstanding immediately prior to the merger for an aggregate amount equal to (a) the aggregate liquidation preference of the Citizens TARP Preferred Stock plus (b) all accrued, cumulated and unpaid dividends owing by Citizens on the Citizens TARP Preferred Stock. The purchase is a condition to the obligations of each party to complete the merger. Should this covenant not be satisfied and the parties still elect to complete the merger, each share of Citizens TARP Preferred Stock that is not so purchased by FirstMerit will be converted into the right to receive one share of FirstMerit preferred stock which shall have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than those of the Citizens TARP Preferred Stock immediately prior to the Effective Time, taken as a whole.

On February 19, 2013, FirstMerit agreed with the Treasury to purchase from the Treasury each share of Citizens TARP Preferred Stock issued and outstanding immediately prior to the merger’s effective time on the terms described in the previous paragraph. The Treasury has granted to Citizens a proxy to vote all shares of the Citizens TARP Preferred Stock in favor of the merger, subject to a majority of Citizens’ common stock voting in favor of the merger. The purchase of all of the Citizens TARP Preferred Stock is subject to customary closing conditions, including prior Federal Reserve approval, which First Merit is seeking in connection with the Federal Reserve approvals needed for the merger.

The warrant issued on December 12, 2008 to the Treasury in connection with the issuance of the Citizens TARP Preferred Stock, the Citizens TARP Warrant, will, by virtue of the merger, be converted automatically into a warrant to purchase FirstMerit common stock in accordance with the terms of the Citizens TARP Warrant and with such adjustments to the number of shares into which the Citizens TARP Warrant is exercisable and to the exercise price in accordance with the terms of the Citizens TARP Warrant and the exchange ratio. FirstMerit will assume the warrant subject to its terms.

Closing and Completion of the Merger

The merger will be completed only if all of the conditions to the merger set forth in the merger agreement are satisfied or, if permissible, waived. See “—Conditions to Complete the Merger” on page 120.

The merger will become effective when certificates of merger are filed with the Secretary of State of the State of Ohio and the Department of Licensing and Regulatory Affairs of the State of Michigan. In the merger agreement, FirstMerit and Citizens have agreed to cause the completion of the merger to occur no later than the second business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement, or on another mutually agreed date.

Bank Merger

At or following the effective time of the merger, FirstMerit plans to merge Citizens Bank, organized under the laws of the State of Michigan and wholly owned subsidiary of Citizens, with and into FirstMerit Bank, N.A., a national banking association organized under the laws of the United States and a wholly owned subsidiary of FirstMerit, with FirstMerit Bank, N.A. surviving the merger and continuing its corporate existence under the name “FirstMerit Bank, N.A.” It is a condition to the obligations of FirstMerit to complete the merger that the Office of the Comptroller of the Currency of the United States and all other applicable governmental authorities have approved the bank merger and all waiting periods for the bank merger have expired or been terminated.

Board of Directors

Prior to or upon completion of the merger, the parties will take all appropriate action so that, subject to and in accordance with FirstMerit’s organizational documents, as of the effective time of the merger, (1) the number of directors constituting FirstMerit’s board of directors will be increased by two to 15 members and (2) two individuals who are currently directors of Citizens and who are selected by Citizens (subject to the approval of FirstMerit’s board of directors) will be appointed to FirstMerit’s board of directors.

Conversion of Shares; Exchange of Certificates

The conversion of Citizens common stock into the right to receive the merger consideration will occur automatically upon completion of the merger. At or promptly after the effective time of the merger, an exchange agent designated by FirstMerit and reasonably acceptable to Citizens will exchange certificates or book-entry shares representing shares of Citizens common stock for the merger consideration, without interest, to be received by holders of Citizens common stock in the merger pursuant to the terms of the merger agreement.

As soon as reasonably practicable after the completion of the merger, the exchange agent will mail a letter of transmittal to each holder of Citizens common stock in certificated form at the effective time of the merger. This mailing will contain instructions on how to surrender Citizens common stock represented in certificated form in exchange for the merger consideration.

If a certificate for Citizens common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of an affidavit of that fact by the claimant and, if required by FirstMerit, the posting of a bond in such amount as FirstMerit determines is reasonably necessary as indemnity.

Each of FirstMerit and the exchange agent will be entitled to deduct and withhold from the cash in lieu of fractional shares payable to any holder of Citizens common stock the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If FirstMerit or the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

Until shares of Citizens capital stock represented by certificates or held in book-entry are surrendered for exchange, any dividends or other distributions with a record date on or after the effective time of the merger with respect to FirstMerit capital stock into which shares of Citizens capital stock may have been converted will accrue but will not be paid. FirstMerit will pay to former Citizens shareholders any unpaid dividends or other distributions with respect to FirstMerit shares, without interest, only after they have duly surrendered their Citizens shares.

Citizens has agreed that, prior to the completion of the merger, it will not declare or pay any dividend or distribution on its capital stock, other than dividends from one of its wholly owned subsidiaries to Citizens or another of its wholly owned subsidiaries.

Representations and Warranties

The representations, warranties and covenants described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of FirstMerit and Citizens, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between FirstMerit and Citizens rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of FirstMerit, Citizens or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by FirstMerit or Citizens. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 267.

The merger agreement contains customary representations and warranties of Citizens and FirstMerit relating to their respective businesses. The representations and warranties in the merger agreement do not survive beyond the effective time of the merger.

Each of FirstMerit and Citizens has made representations and warranties regarding, among other things:

•	corporate matters, including due organization, qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	compliance with applicable laws and permits;

•	SEC reports, financial statements, internal controls and absence of undisclosed liabilities;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

•	the absence of certain changes or events;

•	employee benefit matters;

•	labor matters;

•	certain material contracts;

•	litigation;

•	agreements with bank regulators;

•	environmental matters;

•	intellectual property matters;

•	assets and properties;

•	tax matters;

•	vote required;

•	broker’s fees payable in connection with the merger; and

•	receipt of an opinion of its financial advisor.

The merger agreement includes additional representations of Citizens regarding inapplicability of the Michigan takeover statute, risk management instruments, loan matters, data and customer security and privacy, and its trust business. The merger agreement also includes additional representations of FirstMerit regarding financing and ownership of Citizens common stock.

Certain representations and warranties of FirstMerit and Citizens are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to FirstMerit or Citizens, means any change, effect, event, occurrence, state of facts or development that (1) is or would reasonably be expected to be materially adverse to the business, assets, properties, condition (financial or otherwise) or results of operations of the applicable party and its subsidiaries taken as a whole, or (2) prevents or materially impairs or delays the ability of the applicable party to perform its obligations under the merger agreement or to consummate the merger or any of the other transactions contemplated by the merger agreement or would reasonably be expected to do so.

In determining whether a material adverse effect has occurred or would reasonably be expected to occur, FirstMerit and Citizens will disregard any effects resulting from:

•

any adverse change, effect, event, occurrence, state of facts or development demonstrably resulting from the announcement or pendency of the merger or the transactions contemplated by the merger agreement, including any rating agency downgrade of FirstMerit or Citizens, as applicable, resulting therefrom;

•

any adverse change, effect, event, occurrence, state of facts or development attributable to conditions generally affecting any of the industries in which FirstMerit or Citizens, as applicable, participates, the U.S. economy or financial or credit markets (including changes in prevailing interest rates, credit availability, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets), except to the extent that the effects of such change on FirstMerit or Citizens, as applicable, are disproportionately adverse compared to others in their industry;

•

any adverse change, effect, event, occurrence, state of facts or development arising from or relating to actions expressly required by the terms of the merger agreement, or action taken, or failure to act, to which the other party has been informed of and consented in writing prior thereto;

•

changes in laws after the date of the merger agreement, except to the extent that the effects of such change on FirstMerit or Citizens, as applicable, are disproportionately adverse compared to others in their industry;

•

changes in GAAP after the date of the merger agreement, except to the extent that the effects of such change on FirstMerit or Citizens, as applicable, are disproportionately adverse compared to others in their industry;

•

any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, except to the extent that the effects of such change on FirstMerit or Citizens, as applicable, are disproportionately adverse compared to others in their industry;

•

any failure by FirstMerit or Citizens, as applicable, to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of the merger agreement and prior to closing, other than in connection with a failure to appropriately update such estimates to the extent there is a duty to update under applicable law (although the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether this has been a “material adverse effect”); or

•

a decline in the price of the FirstMerit or Citizens, as applicable, common stock on the Nasdaq or any other trading market (although the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether this has been a “material adverse effect”).

Covenants and Agreements

Each of FirstMerit and Citizens has undertaken customary covenants that place restrictions on it and its subsidiaries until the completion of the merger. Each of FirstMerit and Citizens has agreed to conduct its operations in the ordinary course consistent with past practice and to use reasonable best efforts to preserve substantially intact its business organization, goodwill and present relationships with its material customers, material suppliers, key employees and regulatory authorities.

In addition to the general covenants above, Citizens further agrees that, subject to specified exceptions and except with FirstMerit’s prior written consent (not to be unreasonably withheld or delayed), Citizens will not, and will not permit its subsidiaries to, among other things, undertake the following actions:

•	amend any of its articles of incorporation, bylaws or similar organizational documents;

•

issue or authorize the issuance of any shares of capital stock of, or other equity interests in, Citizens or securities convertible or exchangeable or exercisable for any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities of Citizens, other than the issuance of its common stock in connection with salary stock arrangements in effect on the date of the merger agreement (which may be continued at their current levels through the effective time of the merger at Citizens’ sole discretion), or upon the exercise of its options or warrants outstanding on the date of the merger agreement (including the Citizens TARP Warrant) or the settlement of its RSUs outstanding on the date of the merger agreement;

•

sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets of Citizens or any of its subsidiaries, except in the ordinary course of business;

•

declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its common stock (other than dividends paid by a wholly owned subsidiary to Citizens or to any other wholly owned subsidiary) or enter into any agreement with respect to the voting of its capital stock;

•

other than in the case of a wholly owned subsidiary, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly (other than cashless exercises of its options or the Citizens TARP Warrant or repurchases of its restricted stock or shares issued upon vesting and settlement of its RSUs), any of its capital stock, other equity interests or other securities;

•

acquire (including by merger, consolidation, or acquisition of stock or assets) any equity interest in any person or all or substantially all of the assets of any person, other than incident to foreclosures in connection with debts previously contracted in good faith;

•	make any change in accounting policies or procedures, except as required by GAAP or governmental authority;

•	take any action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	take any action that would be reasonably likely to delay the effectiveness of the registration statement;

•

make, change or rescind any tax election, change a tax accounting period, adopt or change any tax accounting method, file any amended tax return, enter into any tax closing agreement, settle any tax claim or assessment relating to Citizens or any of its subsidiaries, surrender any right to claim a refund of taxes, consent to extension or waiver of the statute of limitations applicable to any tax, or take any similar action;

•

settle or compromise any pending or threatened suit, action or claim (i) relating to the transactions contemplated by the merger agreement, (ii) that places any material prohibitions or restrictions on the business or operations of Citizens or any of its subsidiaries, or (iii) would require payment by Citizens or any of its subsidiaries of an amount greater than $200,000, in the aggregate, per suit, action or claim in excess of applicable insurance coverage or specific loss reserves reflected on the balance sheet of Citizens included in the Quarterly Report on Form 10-Q of Citizens for the quarter ended June 30, 2012, as filed with the SEC on August 6, 2012;

•

(A) incur, assume or prepay (provided that such prepayment triggers a penalty, additional cost or expense or loss to Citizens or any of its subsidiaries) any long-term or short-term debt or issue any debt securities except for borrowings or prepayments under existing lines of credit or in the ordinary course of business and refinancing of existing indebtedness (it being understood that incurrence or prepayment of indebtedness in the ordinary course of business of the Citizens Bank includes deposits, FHLB borrowings, repurchase agreements and similar liabilities in the ordinary course of the Citizens Bank’s business consistent with past practice); or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person, except for obligations of Citizens or any wholly owned subsidiary incurred in compliance with clause (A);

•

(A) except as may be required by law or by the terms of such Citizens benefit plan as in existence on the date of the merger agreement, enter into (other than renewals of existing Citizens benefit plans in the ordinary course of business and consistent with past practice that do not result in material increased cost or liability to Citizens or any of its subsidiaries), adopt, amend (except to comply with, conform to or secure an exemption from the requirements of Section 409A of the Code, but only to the extent that such Section 409A-related actions do not result in increased cost or liability to Citizens or any of its subsidiaries (or FirstMerit or any of its subsidiaries following the effective time of the merger), other than immaterial administrative costs in connection with the taking of such actions or terminate any Citizens benefit plan, or change any actuarial assumptions related thereto; (B) increase in any manner the compensation or benefits of any current or former director, employee or consultant, except (i) for normal increases in the ordinary course of business consistent with past practice that do not exceed, in the aggregate on an annualized basis, 2.3% of Citizens’ compensation and benefits costs for the twelve month period prior to the date of the merger agreement or (ii) as required under any Citizens benefit plan existing on the date of the merger agreement; (C) accelerate, amend or change the period of exercisability or vesting of any award under any Citizens stock plan, or authorize cash payments in exchange for any such award; (D) establish, adopt or enter into any collective bargaining agreement or other contract or work rule or practice with any labor union or organization; (E) fund (or agree to fund) any compensation or benefits under any Citizens benefit plan, including through a “rabbi” or similar trust; or (F) hire (or agree to hire) any employee who would have an annual base salary in excess of $120,000; provided, however, that all compensation and benefits shall be subject to the limitations resulting from, and shall be in compliance with applicable law, including those limits imposed due to the ownership of the Citizens TARP Preferred Stock by the Treasury;

•

(i) except in the ordinary course of business, enter into, modify, amend or terminate any of its material contracts or waive, release, compromise or assign any material rights or claims, or (ii) enter into, modify or amend any contract that restricts its ability to conduct its business with any third party or in any geographic area, line of business or similar type of agreements;

•

enter into any material new line of business or change in any material respect its lending, investment, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking or operating policies, except in the ordinary course of business consistent with past practice or as required by law or a governmental authority;

•

make, or commit to make, any capital expenditures not provided for in the capital expenditure budget previously disclosed to FirstMerit and in excess of $100,000 individually or $500,000 in the aggregate;

•

except as required by law or applicable regulatory authorities, make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans;

•

make a loan in material violation of, or otherwise fail to comply in all material respects with, the underwriting and credit policies of Citizens and its subsidiaries as they are in effect as of the date of the merger agreement;

•

restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or its policies with respect to the classification or reporting of such portfolios; or

•	authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

FirstMerit further agrees that, with certain exceptions and except with Citizens’ prior written consent (not to be unreasonably withheld or delayed), FirstMerit will not, and will not permit its subsidiaries to, among other things, undertake the following extraordinary actions:

•	amend its articles of incorporation or bylaws or equivalent organizational documents;

•

issue or authorize the issuance of any shares of its common stock or securities convertible or exchangeable or exercisable for any shares of its common stock, or any options, warrants or other rights of any kind to acquire any shares of its common stock, other than (a) the authorization or issuance of its common stock or securities convertible or exchangeable or exercisable for any shares of its common stock, or any options, warrants or other rights of any kind to acquire any shares of its common stock to the employees or directors of FirstMerit or its subsidiaries in connection with compensation and benefits arrangements, including in connection with salary stock arrangements in effect on the date of the merger agreement (which may be continued at their current levels through the effective time of the merger at FirstMerit’s sole discretion), (b) without limiting the generality of the preceding clause, the authorization or issuance of its common stock upon the exercise of its options or warrants outstanding on the date of the merger agreement (including the Citizen TARP Warrant), (c) the authorization or issuance of its common stock as may be necessary or desirable to obtain the consent or approval of any governmental authority with respect to the merger and the transactions contemplated by the merger agreement, or as may be otherwise necessary or desirable to maintain an appropriate amount of regulatory capital in connection with the consummation of the merger and the transactions contemplated by the merger agreement, (d) the authorization or issuance of its common stock in connection with the consummation of the merger, and (e) to the extent otherwise permitted under the merger agreement;

•

sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets of FirstMerit or any of its subsidiaries, except in the ordinary course of business;

•

declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof), with respect to any of its capital stock other than (A) dividends paid by a wholly owned subsidiary to FirstMerit or any other wholly owned subsidiary or (B) quarterly dividends at or below the rate paid to shareholders in 2011;

•

other than in the case of a wholly owned subsidiary, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly (other than cashless exercise of FirstMerit options), any of its capital stock, other equity interests or other securities;

•

acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any assets in any transaction that would require the approval of a banking authority, other than acquisitions pursuant to which the consideration to be paid by FirstMerit and its subsidiaries therefor, in the aggregate, is less than $250,000,000 (in cash or securities of FirstMerit) that would not reasonably be expected to impede or delay the receipt of any necessary governmental approval in any material respect;

•	take any action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	take any action that would be reasonably likely to materially delay the effectiveness of the registration statement;

•	settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated by the merger agreement;

•

(A) incur, assume or prepay any long-term or short-term debt or issue any debt securities, except for borrowings or prepayments under existing lines of credit or in the ordinary course of business and refinancing of existing indebtedness (it being understood that incurrence or prepayment of indebtedness in the ordinary course of business of FirstMerit Bank, N.A. includes deposits, FHLB borrowings, repurchase agreements and similar liabilities in the ordinary course of FirstMerit Bank, N.A.’s business consistent with past practice); or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person, except for obligations of FirstMerit or any wholly owned subsidiary incurred in compliance with clause (A);

•

make, change or rescind any tax election, change a tax accounting period, adopt or change any tax accounting method, file any amended tax return, enter into any tax closing agreement, settle any tax claim or assessment relating to FirstMerit or any of its subsidiaries, surrender any right to claim a refund of taxes, consent to extension or waiver of the statute of limitations applicable to any tax, or take any similar action, except in each case for any such actions that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on FirstMerit, taking into account the relative benefits of taking any such action; or

•	authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

FirstMerit also agrees that it will use its reasonable best efforts to purchase from the Treasury each share of Citizens TARP Preferred Stock issued and outstanding immediately prior to the merger for an aggregate amount equal to (a) the aggregate liquidation preference of the Citizens TARP Preferred Stock plus (b) all accrued, cumulated and unpaid dividends owing by Citizens on the Citizens TARP Preferred Stock. Citizens also agrees to use its reasonable best efforts to cause such purchase to occur.

The merger agreement also contains mutual covenants relating to the preparation of this joint proxy statement/prospectus, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement. FirstMerit has also agreed to use its reasonable best efforts to cause the shares of FirstMerit common stock issuable or to be reserved for issuance in connection with the merger to be approved for listing on the Nasdaq prior to the closing date of the merger.

Reasonable Best Efforts

FirstMerit and Citizens have agreed to use reasonable best efforts to (A) take all appropriate action, and do all things necessary, proper or advisable under any applicable law to consummate and make effective the merger and the other transactions contemplated by the merger agreement as promptly as reasonably practicable,

(B) obtain from governmental authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by FirstMerit or Citizens or any of their respective subsidiaries, or to avoid any action or proceeding by any governmental authority (including those in connection with antitrust laws), in connection with the authorization, execution and delivery of the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement, (C) make or cause to be made the applications or filings required to be made by FirstMerit or Citizens or any of their respective subsidiaries under or with respect to any laws in connection with the authorization, execution and delivery of the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement, and to pay any fees due from it in connection with such applications or filings, as promptly as is reasonably practicable, and in any event within 10 business days after the date of the merger agreement except as otherwise provided in the merger agreement, (D) comply at the earliest practicable date with any request under or with respect to any such laws for additional information, documents or other materials received by FirstMerit or Citizens or any of their respective subsidiaries from any governmental authority in connection with such applications or filings or the merger and the other transactions contemplated by the merger agreement and (E) coordinate and cooperate with, submit to the other party for review and give due consideration to all reasonable additions, deletions or changes suggested by the other party in connection with, making (1) any filing or application under or with respect to any such laws, (2) the filing of this joint proxy statement/prospectus, the registration statement and any other filings, and (3) any filings, conferences or other submissions related to resolving any investigation or other inquiry by any governmental authority. Each of FirstMerit and Citizens have agreed to furnish to the other party all information necessary for any such application or other filings to be made in connection with the merger or other transactions contemplated by the merger agreement, including all banking filings. Each of FirstMerit and Citizens have agreed to promptly inform the other of any communication with, and any proposed understanding, undertaking or agreement with, any governmental authority regarding any such application or filing. If either party intends to independently participate in any meeting with any governmental authority in respect of any such filings, investigation or other inquiry, then such party has agreed to give the other party reasonable prior notice of, and the opportunity to participate in, such meeting. Each of FirstMerit and Citizens have agreed to coordinate and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with all meetings, actions and proceedings under or relating to any such application or filing.

FirstMerit has further agreed to cooperate in good faith with all governmental authorities and has agreed to take, or cause to be taken, any and all steps and make, or cause to be made, any and all undertakings necessary in order to obtain any approvals sought from any governmental authority and to obtain the consent of the FDIC, eliminate each and every impediment asserted by any governmental authority under any applicable law, cause the expiration of any notice or waiting periods under any applicable law and avoid the entry of any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the closing, in each case so as to lawfully complete the merger, the bank merger and the other transactions contemplated by the merger agreement as promptly as practicable, including (A) agreeing to conditions imposed by any governmental authority and proposing, negotiating, committing to and effecting, by consent decree, order or otherwise, the sale, divestiture, disposition or holding separate of assets or businesses of FirstMerit, Citizens or any of their respective subsidiaries and (B) accepting any operational restrictions or otherwise taking or committing to take actions that limit any of FirstMerit’s, Citizens’ or their respective subsidiaries’ freedom of action with respect to, or its ability to retain or freely operate, any of the assets, properties, operations or businesses of FirstMerit, Citizens or any of their respective subsidiaries. However, FirstMerit is not required to consent to or take any action such that, individually or in the aggregate, would be reasonably expected to, in the good faith reasonable judgment of FirstMerit’s board of directors (1) materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of FirstMerit and Citizens and their respective subsidiaries or (2) materially impair the value of Citizens to FirstMerit (taking into account any offsetting benefit to FirstMerit or its subsidiaries from taking any such action). FirstMerit and Citizens have also agreed to cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to make all requisite regulatory filings and to obtain any necessary permits, consents, approvals or authorizations of governmental entities necessary to consummate the transactions contemplated by the merger agreement as soon as practicable.

Employee Benefit Matters

FirstMerit has agreed to recognize all service of any director, officer or employee of Citizens or any of its subsidiaries (referred to herein as Citizens employees) with Citizens or any of its subsidiaries for purposes of determining eligibility to participate, vesting and amount of benefit, in each case where length of service is relevant in any FirstMerit benefit plan (but in each case other than benefit accruals under defined benefit plans and supplemental executive retirement plans), in which such Citizen employees may be eligible to participate after the effective time of the merger and only to the extent that such service was recognized in a corresponding Citizens benefit plan prior to the date of the merger agreement; provided that the foregoing shall not apply to the extent that its application would result in any duplication of benefits, or with respect to frozen or grandfathered plans of FirstMerit or any of its subsidiaries.

From and after the effective time of the merger, FirstMerit has agreed to, or will cause the applicable subsidiary to, honor, in accordance with their terms as in effect immediately prior to the effective time of the merger, all existing Citizens benefit plans previously disclosed to FirstMerit (including providing or paying when due to any current or former director, officer or employee of Citizens or any of its subsidiaries), all benefits and compensation pursuant to such Citizens benefit plans earned or accrued through, and to which such individuals are entitled due to the consummation of the merger as of, the effective time of the merger (or such later time as such Citizens benefit plans may remain in effect following the such time). FirstMerit acknowledges that consummation of the merger shall constitute a change in control as defined in applicable Citizens benefit plans.

For a period ending on December 31, 2013, FirstMerit will, or will cause its applicable subsidiary to, provide to Citizens employees who remain employed by FirstMerit or any of its subsidiaries after the effective time of the merger, benefits and compensation that, in the aggregate, are substantially comparable to the benefits and compensation provided to Citizens employees under Citizens benefit plans as in effect immediately prior to the effective time of the merger, which benefits and compensation may be provided under the Citizens benefit plans, FirstMerit benefit plans or any other compensatory programs and arrangements of FirstMerit, Citizens or any of their respective subsidiaries. Notwithstanding the foregoing, until December 31, 2013, FirstMerit will, or will cause the applicable subsidiary to, provide Citizens employees with the same severance benefits as provided under the existing Citizens program, as in effect immediately prior to the date of the merger agreement.

FirstMerit has further agreed to offer to enter into and execute change in control agreements with specific employees (who remain employed through the effective time of the merger) as soon as reasonably practicable (and in no event after the earlier of (i) the termination of employment after the effective time of the merger, or (ii) the fifth day following the effective time of the merger).

Agreement Not to Solicit Other Offers

Each of Citizens and FirstMerit has agreed that it will not, nor will it permit or authorize its subsidiaries or any of its or their directors or officers to, and will use its reasonable best efforts to cause any other employees, accountants, consultants, legal counsel, advisors, agents and other representatives not to, directly or indirectly, take any action to:

•	solicit, initiate or encourage any acquisition proposal (as defined below);

•	participate in any way in discussions or negotiations with, or furnish any non-public information to, any person with respect to an acquisition proposal other than the merger;

•	withdraw or modify its recommendation for approval in a manner adverse to the other party;

•

other than the merger, approve, recommend or take any public position (including any position communicated to its shareholders or any other person, but not including communications made in internal discussions among its management and its advisors) other than “against” any acquisition proposal; or

•	enter into an agreement or letter of intent regarding an acquisition proposal.

However, the Citizens board of directors or the FirstMerit board of directors is permitted to:

(i) take and disclose to its shareholders a position with respect to any tender or exchange offer by a third party or amend or withdraw such a position complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in a manner consistent with its other obligations under the relevant merger agreement provisions; or

(ii) prior to FirstMerit or Citizens obtaining its shareholder approval, negotiate or otherwise engage in discussions with, and furnish nonpublic information to, any person in response to an unsolicited written acquisition proposal by such person, if (A) its board of directors determines in good faith after consultation with and advice from a financial advisor of nationally recognized reputation, that such proposal is reasonably likely to result in a superior proposal, (B) such person executes a confidentiality agreement no less favorable to it than the confidentiality agreement between Citizens and FirstMerit, (C) the FirstMerit or Citizens board of directors, as applicable, determines in good faith after consultation with its outside legal counsel that the failure to engage in such negotiation or discussions or provide such information would be reasonably likely to violate its board of directors’ fiduciary duties under applicable law, (D) its board of directors determines in good faith after consultation with its outside legal counsel that such proposal did not result from a breach of its agreement not to solicit other offers, and (E) subject to providing twenty-four hours’ prior written notice of its decision to take such action to the other party.

Each of Citizens and FirstMerit has agreed that its board of directors will recommend that its shareholders approve the merger agreement. Each of Citizens and FirstMerit has further agreed that its board of directors will not (1) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to the other party, its recommendation of the merger agreement and that its shareholders vote in favor of the merger agreement or (2) approve, recommend or take a public position with respect to, or publicly propose to approve, recommend or take a public position with respect to, any acquisition proposal. However, provided that it has not breached its non-solicitation covenant, prior to receipt of the requisite shareholder approval, either board of directors may:

(i) make an adverse recommendation change (as defined below), if the board of directors determines in good faith after consultation with its outside legal counsel that failure to make an adverse recommendation change would be reasonably likely to violate its fiduciary duties under applicable law;

(ii) approve or recommend any superior proposal (as defined below), if FirstMerit or Citizens, as applicable, has received a proposal which its board determines in good faith after consultation with a financial advisor of nationally recognized reputation constitutes a superior proposal and its board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to violate its fiduciary duties under applicable law;

(iii) to take any action otherwise prohibited by the agreement not to solicit other offers, if FirstMerit or Citizens, as applicable, has received a proposal which its board determines in good faith after consultation with a financial advisor of nationally recognized reputation constitutes a superior proposal and its board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to violate its fiduciary duties under applicable law; or

(iv) to terminate the merger agreement and in connection therewith enter into an agreement with respect to such superior proposal, if FirstMerit or Citizens, as applicable, has received a proposal which its board determines in good faith after consultation with a financial advisor of nationally recognized reputation constitutes a superior proposal and its board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to violate its fiduciary duties under applicable law.

Each of FirstMerit and Citizens has agreed not to exercise its right to terminate the merger agreement in order to approve and enter into a transaction agreement in connection with a superior proposal unless (A) it has delivered to the other party a prior written notice, not less than five business days prior to the time such action is intended to be taken, advising the other party that it or its board of directors intends to take such action with respect to a superior proposal, specifying in reasonable detail the material terms of the superior proposal, (B) it negotiates with the other party in good faith to make such adjustments to the terms and conditions of the merger agreement, the merger and the other transactions contemplated by the merger agreement as would enable its board of directors to determine that failing to take such actions would not be reasonably likely to violate its board of directors’ fiduciary duties under applicable law, and (C) on or before the fifth business day following receipt by the other party of such notice, and taking into account any revised proposal made by the other party since receipt of the notice referred to in clause (A), such superior proposal remains a superior proposal. In the event of any modification to the superior proposal, the party receiving such proposal will comply with the above notice and negotiation obligations but such additional notice period will be reduced to three business days.

Each of FirstMerit and Citizens has agreed to, as promptly as practicable (but in no case later than twenty-four hours after its receipt), (1) notify the other party in writing of the receipt of any acquisition proposal (including the material terms thereof and the identity of the person making it); (2) inform the other party regarding any material changes to the status, terms and details (including amendments or proposed amendments) of such acquisition proposal; and (3) deliver to the other party concurrently with the delivery to such person or its representatives a copy of any non-public information permitted to be delivered which has not previously been delivered to the other party.

As used in the summary of the Merger Agreement, “adverse recommendation change” means:

•

the withdrawal or failure to make (or modification in a manner adverse to the other party), or public proposal to withdraw (or modify in a manner adverse to the other party), the approval, recommendation or declaration of advisability by its board of directors or any committee thereof of the merger agreement or the merger,

•

recommendation of the approval or adoption of, or the taking of a position other than “against” (or any public proposal to approve or adopt), any acquisition proposal by its board of directors or any committee thereof; or

•	failure to recommend to its shareholders that approval of the merger agreement is advisable at its shareholders’ meeting.

As used in the summary of the merger agreement, “acquisition proposal” means:

•

With respect to Citizens, any bona fide offer or proposal concerning any (A) merger, consolidation, business combination, recapitalization, liquidation or dissolution or similar transaction involving Citizens or any significant subsidiary of Citizens, (B) sale, lease, exchange, transfer or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of Citizens or any of its subsidiaries representing 15% or more of the consolidated assets of Citizens and its subsidiaries, taken as a whole, (C) inquiry, issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, tender offer, share exchange, joint venture, or any similar transaction) equity interests representing 15% or more of the voting power of Citizens, (D) transaction in which any person or group shall acquire beneficial ownership, or the right to acquire beneficial ownership of 15% or more of the outstanding voting capital stock of Citizens or (E) any combination of, or any transaction similar to, the foregoing (other than the merger), as the same may be amended or revised from time to time.

•

With respect to FirstMerit, any bona fide offer or proposal concerning any (A) merger, consolidation, business combination, recapitalization, liquidation or dissolution or similar transaction involving FirstMerit where the holders of FirstMerit’s common stock immediately prior to the consummation thereof represent less than 85% of the holders of the resulting entity, (B) sale, lease, exchange, transfer or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of FirstMerit or any of its subsidiaries representing 15% or more of the consolidated assets of FirstMerit and its subsidiaries, taken as a whole, (C) inquiry, issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, tender offer, share exchange, joint venture, or any similar transaction) equity interests representing 15% or more of the voting power of FirstMerit, (D) transaction in which any person or group shall acquire beneficial ownership, or the right to acquire beneficial ownership of 15% or more of the outstanding voting capital stock of FirstMerit or (E) any combination of, or any transaction similar to, the foregoing (other than the merger), as the same may be amended or revised from time to time.

As used in the summary of the merger agreement, “superior proposal” means any unsolicited bona fide written acquisition proposal (with the relevant percentages in the definition of such terms increased to 50%) made by a third party that the receiving party’s board determines in good faith (after consultation with outside counsel and its financial advisor) would, if consummated, result in a transaction that is more favorable, from a financial point of view, to its shareholders than the merger or the transactions contemplated by the merger agreement.

Expenses and Fees

In general, each of FirstMerit and Citizens will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, the costs and expenses of printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger, will be borne equally by Citizens and FirstMerit. In addition, as described further below under “Termination Fee,” upon termination of the merger agreement under specified circumstances, FirstMerit or Citizens may be required to pay the other party a termination fee and certain other expenses.

Indemnification and Insurance

The merger agreement provides that from and after the effective time of the merger, (i) FirstMerit will indemnify all past and present directors, officers, employees and agents of Citizens (which is referred to collectively as covered persons) to the same extent such persons would be entitled to be indemnified as of the date of the merger agreement by Citizens pursuant to the Citizens restated articles, the Citizens bylaws and indemnification agreements in existence on the date of the merger agreement with any covered persons for acts or omissions occurring at or prior to the effective time of the merger and (ii) each covered person will also be entitled to advancement of expenses incurred in the defense of any litigation with respect to any matters subject to indemnification to the extent such covered person is entitled to indemnification as of the date of the merger agreement (subject to the obligation to repay such advanced expenses if ultimately determined such covered person is not entitled to indemnification). FirstMerit also agrees that from and after the effective time of the merger for a period of no less than six years following the completion of the merger, FirstMerit’s charter or bylaws will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of covered persons than are currently set forth in the Citizens restated articles and Citizens bylaws to the extent permitted by law. In addition, FirstMerit has agreed to assume in connection with the merger any indemnification agreements with covered persons in existence on the date of the merger agreement, without any further action, and those agreements will continue in full force and effect in accordance with their terms.

The merger agreement further provides that FirstMerit will cause the officers and directors of Citizens to be covered for a period of six years by directors’ and officers’ insurance no less favorable than Citizens’ policies in effect as of the date of the merger agreement, with respect to events occurring on or before the effective time of the merger; provided that FirstMerit will not be required to pay annual premiums in excess of 250% of Citizens’ premiums for such coverage prior to the merger. FirstMerit will also obtain as much run-off or tail coverage as is available for a period of six years up to 250% of the last premium paid by Citizens prior to September 12, 2012.

Conditions to Complete the Merger

The parties’ respective obligations to complete the merger are subject to the fulfillment or, in certain cases, waiver of certain conditions, including:

•	effectiveness of the registration statement for the FirstMerit common stock to be issued in connection with the merger;

•	obtaining the required approvals from the holders of FirstMerit common stock and Citizens common stock and Citizens preferred stock;

•	the absence of any legal prohibition on the completion of the merger;

•	the absence of any action by a government authority or court of competent jurisdiction which in effect prohibits and makes the completion of the merger illegal;

•	receipt of required regulatory approvals and expiration or termination of all applicable waiting or periods applicable to the merger and the bank merger;

•	FirstMerit’s common stock issuable to Citizens’ shareholders in the merger will have been approved for listing on the Nasdaq, subject to official notice of issuance;

•

the consent, approval, waiver or non-objection or other determination by the FDIC has been received by FirstMerit and delivered to Citizens to permit the consummation of the merger and the transactions contemplated by the merger agreement; and

•

FirstMerit shall have purchased from the Treasury each share of TARP Preferred Stock issued and outstanding immediately prior to the merger for an aggregate amount equal to (a) the aggregate liquidation preference of the TARP Preferred Stock plus (b) all accrued, cumulated and unpaid dividends owing by Citizens on the TARP Preferred Stock.

In addition, FirstMerit’s obligations to complete the merger are subject to the fulfillment or, in certain cases, waiver of certain conditions, including:

•

the representations and warranties of Citizens as to organization and qualification, authority and broker’s fees payable in connection with the merger must be true and correct in all material respects and the representations and warranties of Citizens as to capitalization and the absence of a material adverse effect must be true and correct in all respects, in each case as of the date of the merger agreement and as of the closing date as though made as of the closing date;

•

the other representations and warranties of Citizens must be true and correct as of the date of the merger agreement and as of the closing date as though made as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties which, individually or in the aggregate, have not had a material adverse effect on Citizens;

•	Citizens’ performance in all material respects of all of its obligations in the merger agreement;

•	no material adverse effect on Citizens has occurred;

•	the delivery of a legal opinion from its counsel that the merger will qualify for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code;

•	approval of the bank merger by the Office of the Comptroller of Currency and all other applicable governmental authorities, and all waiting periods have expired or terminated; and

•

receipt of required regulatory approvals without the imposition of conditions, restrictions or commitments to take action that, individually or in the aggregate, would reasonably be expected to, in the good faith reasonable judgment of FirstMerit’s board (1) materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of FirstMerit and Citizens and their respective subsidiaries or (2) materially impair the value of Citizens to FirstMerit (taking into account any offsetting benefit to FirstMerit or its subsidiaries from taking any such action).

In addition, Citizens’ obligations to complete the merger are subject to the fulfillment or, in certain cases, waiver of certain conditions, including:

•

the representations and warranties of FirstMerit as to organization and qualification and authority must be true and correct in all material respects and the representations and warranties FirstMerit as to capitalization and the absence of a material adverse effect must be true and correct in all respects, in each case as of the date of the merger agreement and as of the closing date as though made as of the closing date;

•

the other representations and warranties of FirstMerit must be true and correct as of the date of the merger agreement and as of the closing date as though made as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties which, individually or in the aggregate, have not had a material adverse effect on FirstMerit;

•	FirstMerit’s performance in all material respects of all of its obligations in the merger agreement;

•	the delivery of a legal opinion from its counsel that the merger will qualify for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	no material adverse effect on FirstMerit has occurred.

FirstMerit and Citizens cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, FirstMerit and Citizens have no reason to believe that any of these conditions will not be satisfied. The tax opinion conditions are not waivable after approval of the applicable shareholders without further disclosure and approval by shareholders.

Termination of the Merger Agreement

The merger agreement may be terminated by mutual written consent by action of both party’s respective board of directors and by either party in the following circumstances:

•

if the merger has not been completed on or before June 12, 2013 (or September 12, 2013 in the event all conditions other than the “no legal prohibition” and “regulatory approval” conditions are satisfied or are capable of being satisfied at the time of the extension), unless the failure to complete the merger by that date is primarily due to the breach of the merger agreement by the party seeking to terminate the merger agreement;

•

if there has been a final, non-appealable denial of required regulatory approvals or an injunction prohibiting the transactions contemplated by the merger agreement or a law makes the consummation of the merger illegal or otherwise prohibits or prevents consummation of the merger;

•	if the requisite shareholder vote in connection with the merger agreement is not obtained at the Citizens shareholder meeting (or any adjournment or postponement thereof);

•

if the requisite shareholder vote in connection with the merger agreement or the issuance of FirstMerit shares in connection with the merger is not obtained at the FirstMerit shareholder meeting (or any adjournment or postponement thereof);

•

if prior to approval by the other party’s shareholders, the other party, its board or any committee of its board (1) makes an adverse recommendation change, (2) fails to make a statement in opposition and recommend rejection to the shareholders of a tender or exchange offer within the requisite period, (3) materially breaches its non-solicitation obligations under the merger agreement, or (4) materially breaches its obligation to call, give notice of, convene and hold its shareholders’ meeting;

•	in order to enter into an agreement in connection with a superior proposal; and

•

if any representation or warranty of the other party has become untrue or there is a breach of the merger agreement by the other party that would result in the failure of any of the related closing conditions and cannot or has not been cured by the June 12, 2013.

If the merger agreement is terminated, it will become void, and there will be no liability on the part of FirstMerit or Citizens, except that (1) termination will not relieve a breaching party from liability for any intentional breach and (2) the confidentiality agreement between the parties and certain specified provisions, including the provision regarding payment of fees and expenses, will survive termination. In addition, if the merger agreement is terminated, a termination fee is payable under certain circumstances as set forth below.

Termination Fee

Upon termination of the merger agreement under specified circumstances, FirstMerit or Citizens may be required to pay the other party a termination fee of $37.5 million.

FirstMerit is entitled to a termination fee payable by Citizens and reimbursement of its reasonable and documented out of pocket expenses by Citizens if the agreement is terminated as a result of the following events:

•

if the merger has not been completed on or before June 12, 2013 (or September 12, 2013 in the event all conditions other than the “no legal prohibition” and “regulatory approval” conditions are satisfied), the failure to complete the merger by that date is not due to the breach of the merger agreement by FirstMerit, an acquisition proposal is announced at the time of termination and Citizens enters into an agreement for an acquisition proposal within 12 months of termination;

•

if Citizens’ shareholders do not approve the merger, an acquisition proposal is announced at the time of termination and Citizens enters into an agreement for an acquisition proposal within 12 months of termination;

•

if prior to receipt of approval of the merger agreement by Citizens’ shareholders, Citizens, its board or any committee of its board (1) makes an adverse recommendation change, (2) fails to make a statement in opposition and recommend rejection to the shareholders of a tender or exchange offer within the requisite period, (3) materially breaches its non-solicitation obligations under the merger agreement, or (4) materially breaches its obligation to call, give notice of, convene and hold its shareholders’ meeting; and

•	if Citizens’ board terminates the merger agreement in order to enter into an agreement with respect to a superior proposal.

Citizens is entitled to a termination fee payable by FirstMerit and reimbursement of its reasonable and documented out of pocket expenses by FirstMerit if the agreement is terminated as a result of the following events:

•

if the merger has not been completed on or before June 12, 2013 (or September 12, 2013 in the event all conditions other than the “no legal prohibition” and “regulatory approval” conditions are satisfied), the failure to complete the merger by that date is not due to the breach of the merger agreement by Citizens, an acquisition proposal is announced at the time of termination and FirstMerit enters into an agreement for an acquisition proposal within 12 months of termination;

•

if FirstMerit’s shareholders do not approve the merger, an acquisition proposal is announced at the time of termination and FirstMerit enters into an agreement for an acquisition proposal within 12 months of termination;

•

if prior to receipt of approval of the merger agreement by FirstMerit’s shareholders, FirstMerit, its board or any committee of its board (1) makes an adverse recommendation change, (2) fails to make a statement in opposition and recommend rejection to the shareholders of a tender or exchange offer within the requisite period, (3) materially breaches its non-solicitation obligations under the merger agreement, or (4) materially breaches its obligation to call, give notice of, convene and hold its shareholders’ meeting; and

•	if FirstMerit’s board terminates the merger agreement in order to enter into an agreement with respect to a superior proposal.

Stock Market Listing

Application will be made by FirstMerit to have the shares of FirstMerit common stock to be issued in the merger approved for listing on the Nasdaq, which is the principal trading market for existing shares of FirstMerit common stock. It is a condition to both parties’ obligation to complete the merger that such approval is obtained, subject to official notice of issuance. As promptly as reasonably practicable following completion of the merger, Citizens common stock will be delisted from the Nasdaq and deregistered under the Exchange Act.

Amendments, Extensions and Waivers

The merger agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the merger agreement proposal by the shareholders of either party, in writing signed on behalf of each of the parties, provided that after any approval of the merger agreement by the shareholders of either party, there may not be, without further approval of such shareholders, any amendment of the merger agreement that requires further approval under applicable law.

At any time prior to the effective time of the merger, the parties, by action taken or authorized by their respective boards of directors, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in the merger agreement or (c) waive compliance with any of the agreements or conditions contained in the merger agreement. Any agreement on the part of a party to any extension or waiver must be in writing.

INFORMATION ABOUT FIRSTMERIT

FirstMerit is a $14.9 billion bank holding company organized in 1981 under the laws of the State of Ohio and registered under the Bank Holding Company Act of 1956, as amended. FirstMerit’s principal business consists of owning and supervising its affiliates. The principal executive offices of FirstMerit are located at III Cascade Plaza, Akron, Ohio 44308, and its telephone number is (330) 996-6300.

At December 31, 2012, FirstMerit Bank, N.A., the Corporation’s principal subsidiary, operated a network of 196 banking offices and 203 automated teller machines. Its offices span a total of 24 counties in Ohio (including Ashland, Ashtabula, Crawford, Cuyahoga, Delaware, Erie, Fairfield, Franklin, Geauga, Holmes, Huron, Knox, Lake, Lorain, Lucas, Madison, Medina, Portage, Richland, Seneca, Stark, Summit, Wayne and Wood ), 6 counties in Illinois (including Cook, DuPage, Kane, Lake, McHenry, and Will), and Lawrence County in Pennsylvania. In its principal market in Northeastern Ohio, FirstMerit serves nearly 437,000 retail households and commercial businesses in the 16th largest consolidated metropolitan statistical area in the United States by population (which combines the primary metropolitan statistical areas for Cleveland-Elyria-Mentor, Akron, and Ashtabula Ohio). FirstMerit also operates 44 branches in the Chicago, Illinois area, which is the third largest metropolitan statistical area in the United States by population (the Chicago-Naperville-Joliet, IL-IN-WI area) with a population of over 9.7 million, where FirstMerit serves approximately 53,000 retail households and commercial businesses. FirstMerit and its direct and indirect subsidiaries had 2,836 employees at December 31, 2012.

FirstMerit operates primarily through FirstMerit Bank and its other subsidiaries, providing a wide range of banking, fiduciary, financial, insurance and investment services to corporate, institutional and individual customers throughout Ohio, Western Pennsylvania and Chicago, Illinois.

Additional information about FirstMerit and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 267.

INFORMATION ABOUT CITIZENS

Business

For purposes of this “Information About Citizens” section and unless the context indicates otherwise, all references to “Citizens,” “we,” “us” and “our” refer to Citizens Republic Bancorp, Inc. and its subsidiary. References to the “Holding Company” refer to Citizens Republic Bancorp, Inc. alone. All references to “Annual Consolidated Financial Statements” refer to the financial statements and accompanying notes included in this document under the heading “Index to Citizens Financial Statements” on page F-1. Citizens’ common stock is traded on the Nasdaq Capital Market® under the symbol “CRBC.” Citizens’ principal executive offices are located at 328 South Saginaw Street, Flint, Michigan 48502, and the telephone number is (810) 766-7500.

General

Citizens was incorporated in the State of Michigan in 1980 with roots dating back to 1871. Citizens is a diversified banking and financial services company that is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). Citizens provides a full range of banking and financial services to individuals and businesses through its banking subsidiary, Citizens Bank (the “Bank”). These services include deposit products, loan products, and other consumer-oriented financial services such as safe deposit and night depository facilities, wealth management services and Automated Teller Machines (“ATMs”). Among the services designed specifically to meet the needs of businesses are various types of specialized financing, treasury management services, and transfer/collection facilities. Citizens is not dependent upon any single or limited number of customers, the loss of which would have a material adverse effect on Citizens. No material portion of the business is seasonal.

Geographic Locations

Citizens conducts operations through 219 offices and 248 ATM locations throughout Michigan, Wisconsin, and Ohio with 1,973 full-time equivalent employees as of December 31, 2012. In Michigan, the primary markets are concentrated in the Lower Peninsula, primarily in the Mid-Michigan and Southeast Michigan areas, with a small presence in the Upper Peninsula. In Wisconsin, the primary markets include the greater Green Bay Metropolitan area, the Fox Valley region which extends from Appleton to Oshkosh, suburban Milwaukee, and also rural markets in southern and northern Wisconsin. In Ohio, the primary market is the greater Cleveland area. All of Citizens’ assets are located in the United States.

Properties

Citizens’ executive offices are located at 328 South Saginaw Street, Flint, Michigan in the main office building of Citizens Bank, the bank subsidiary. The bank subsidiary operates through 219 offices. Of these, 60 are leased and the remainder are owned and not subject to any material liens. Rent expense on the leased properties totaled $6.1 million in 2012. The banking offices are located in various communities throughout the states of Michigan and Wisconsin, and in parts of Ohio, and are used by all of Citizens’ business segments. At certain Citizens Bank locations a portion of the office buildings are leased to tenants.

Principal Sources of Revenue

Citizens’ primary source of revenue is interest income. The table below shows the amount of total consolidated revenues resulting from interest and fees on loans, interest and dividends on investment securities, money market investments, FHLB and Federal Reserve stock, and noninterest income for each of the last three years:

(in thousands)	2012	2011	2010
Interest and fees on loans	293,782	$312,746	$390,587
Interest and dividends on investment securities, money market investments, FHLB and Federal Reserve stock	78,146	95,073	93,857
Noninterest income	92,320	95,257	94,659

Total revenues	464,248	$503,076	$579,103

Citizens’ revenue tends to be influenced by overall economic factors, including market interest rates, business spending, consumer confidence, and competitive conditions within the marketplace, as well as residential housing markets in the communities Citizens serves.

Lines of Business

Citizens’ performance is monitored by an internal profitability measurement system that provides line of business results and key performance measures. Citizens operates along five major business lines: Regional Banking, Specialty Consumer, Specialty Commercial, Wealth Management, and Other. The Regional Banking, Specialty Consumer, and Specialty Commercial business lines are involved in lending activity. Lending involves credit risk which is controlled and monitored through active asset quality management, the use of lending standards, and thorough review of potential borrowers. Credit risk management is discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the captions “Critical Accounting Policies,” “Loan Portfolio,” “Credit Risk Management,” “Nonperforming Assets,” “Allowance for Loan Losses,” and “Contractual Obligations and Off-Balance Sheet Arrangements” and under Notes 1, 3, 4, and 16 to the Annual Consolidated Financial Statements.

Additional information regarding the business lines is incorporated herein by reference from “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the caption “Line of Business Results” and in Note 15 of the Consolidated Financial Statements.

Competition

The financial services industry is highly competitive. Citizens Bank competes with other commercial banks, many of which are subsidiaries of other bank holding companies, for loans, deposits, trust accounts and other business on the basis of interest rates, fees, convenience and quality of service. Major competitors include commercial banks, community banks, savings associations and thrifts, finance companies, mortgage banking companies, brokerage firms, insurance companies, credit unions and other organizations.

Mergers between financial institutions and the expansion of financial institutions both within and outside of the primary Midwest banking markets have provided significant competitive pressure in those markets. In addition, the passage of Federal interstate banking legislation has expanded the banking market and heightened competitive forces. The effect of this legislation is further discussed under the caption “—Supervision and Regulation.”

Many of Citizens’ offices are located in small cities and rural areas that have diverse economies and a mix of manufacturing, service, retail and agricultural businesses. In many of these localities, Citizens is the largest bank, which it believes is a competitive advantage. In other markets, Citizens’ competitors may enjoy a competitive advantage, including greater financial resources, more aggressive marketing campaigns, better brand recognition and more branch locations. On the lending side, competitors may be able to offer lower rates for loans, which could hamper Citizens’ ability to retain existing loans or attract new customers. On the deposit side, Citizens’ competitors may also offer higher interest rates, which could decrease Citizens’ ability to retain existing deposits or attract new deposits or require Citizens to increase its rates to attract deposits.

Other factors such as employee relations and environmental laws also impact Citizens’ competitiveness. Citizens maintains a favorable relationship with its employees and none of its employees are represented by a collective bargaining group.

Supervision and Regulation

General

The banking industry is subject to extensive state and federal regulation which continues to undergo significant change. Proposals to change the laws and regulations governing the banking industry are frequently raised in Congress, in state legislatures, and before the various bank regulatory agencies. The likelihood and timing of any changes and the impact such changes might have on Citizens are impossible to determine with any certainty. A change in applicable laws or regulations, or a change in the way such laws or regulations are interpreted by regulatory agencies or courts, may have a material impact on the business, operations and earnings of Citizens. Citizens expects that the financial services industry will remain heavily regulated and that additional laws or regulations may be adopted. The following discussion summarizes certain aspects of the banking laws and regulations that affect Citizens. To the extent that the following information describes statutory or regulatory provisions, it is qualified entirely by reference to the particular statutory or regulatory provision.

The Holding Company is a bank holding company registered with the Board of Governors of the Federal Reserve System (“FRB”) and is subject to regulation under the Bank Holding Company Act. The Bank Holding Company Act requires the FRB’s prior approval of an acquisition of assets or of ownership or control of voting shares of any bank or bank holding company if the acquisition would give the holder more than 10% of the voting shares of that bank or bank holding company. It also imposes restrictions, summarized below, on the assets or voting shares of non-banking companies that Citizens may acquire.

Under FRB policy, and as codified by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), a bank holding company is expected to serve as a source of financial strength to each of its subsidiary banks and to stand prepared to commit resources to support each of them. There are no specific quantitative rules on a holding company’s potential liability. If the Bank were to encounter financial difficulty, the FRB could invoke the doctrine and require a capital contribution from the Holding Company. In addition, and as a separate legal matter, a holding company is required to guarantee the capital plan of an undercapitalized subsidiary bank. See “Capital Adequacy and Prompt Corrective Action” below.

Citizens Bank is a state-chartered bank and is therefore subject to supervision, regulation and examination by the state banking regulator of the state in which it is chartered, the Michigan Office of Financial and Insurance Regulation (“OFIR”). Citizens Bank is also subject to supervision and examination by the FRB because it is a member of the Federal Reserve System and by the Federal Deposit Insurance Corporation (“FDIC”), because the FDIC insures its deposits to the extent provided by law.

Payment of Dividends

There are various statutory restrictions on the ability of the Bank to pay dividends or make other payments to the Holding Company. The Bank is subject to dividend limits under the laws of Michigan. In addition, the Bank is a member bank of the Federal Reserve System, subject to the dividend limits of the FRB. The FRB allows a member bank to make dividends or other capital distributions in an amount not exceeding the current calendar year’s net income, plus retained net income of the preceding two years. Distributions in excess of this limit require prior approval of the FRB. FRB policy provides that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the holding company’s capital needs, asset quality and overall financial condition. Prior to the termination of the Written Agreement, it prohibited payment of dividends by the Holding Company or the Bank without prior regulatory approval.

On April 17, 2008, Citizens’ Board of Directors voted to suspend the common stock quarterly dividend. On January 28, 2010, Citizens announced that it was suspending the dividend payments on its trust preferred securities and on its fixed-rate cumulative perpetual preferred stock, Series A (the “TARP Preferred Stock” for the purposes of this section) with liquidation value of $300 million to the U.S. Department of the Treasury (“Treasury”) as part of the Treasury’s Capital Purchase Program. During 2011, two directors were elected to the Holding Company’s Board of Directors pursuant to the terms of the TARP Preferred Stock due to the Holding Company’s failure to pay dividends on the TARP Preferred Stock for six quarterly dividend periods. In December 2012, after consultation, and agreement with its primary regulator, Citizens announced it would resume interest payments on the outstanding junior subordinated debentures relating to its two trust preferred securities. The Holding Company is unable to pay common stock dividends or engage in common stock repurchases until the TARP Preferred Stock dividend payments and payments deferred under Citizens’ trust preferred securities are no longer in arrears. The accrued and unpaid TARP Preferred Stock dividends are scheduled to be paid just prior to completion of the merger. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments” for additional information.

Capital Adequacy and Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) requires federal regulators to take prompt corrective action against any undercapitalized institution. FDICIA establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Regulatory capital requirements for bank holding companies are evaluated using three capital measures: (i) risk-based capital expressed as a percentage of total risk-weighted assets, and (ii) Tier 1 risk-based capital expressed as a percentage of total risk-weighted assets, and (iii) leverage capital expressed as a percentage of total assets.

The following table presents the regulatory capital requirements for the five categories.

	Well Capitalized		Adequately Capitalized		Under Capitalized	Significantly Under Capitalized	Critically Under Capitalized
Total Capital to risk weighted assets(1)	≥	10%	≥	8%	< 8%	< 6%
Tier 1 Capital to risk weighted assets(1)	≥	6	≥	4	< 4	< 3
Tier 1 Leverage(2)	≥	5	≥	4	< 4	< 3
Tangible equity to total assets							< 2%

(1)

Total Capital is comprised of Tier 1 Capital, a portion of the allowance for loan losses and qualifying subordinated debt. Tier 1 Capital is calculated as follows: total shareholders’ equity + trust preferred securities—goodwill—accumulated other comprehensive income (loss)—other intangible assets.

(2)	Tier 1 Capital to quarterly average assets.

If the FDIC determines that an institution is in unsafe or unsound condition or that the institution has not corrected a less than satisfactory rating received in its last examination for asset quality, management, earnings or liquidity, an institution may be treated as if it were in the next lower capital category. A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Institutions that are adequately but not well capitalized cannot accept, renew or rollover brokered deposits except with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or rollover brokered deposits.

The banking regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution’s capital, the agencies’ corrective powers include, among other things:

•	prohibiting the payment of principal and interest on subordinated debt;

•	prohibiting the holding company from making distributions without prior regulatory approval;

•	placing limits on asset growth and restrictions on activities;

•	placing additional restrictions on transactions with affiliates;

•	restricting the interest rate the institution may pay on deposits;

•	prohibiting the institution from accepting deposits from correspondent banks; and

•	in the most severe cases appointing a conservator or receiver for the institution.

A banking institution that is in any of the three undercapitalized categories is required to submit a capital restoration plan, and such a plan will not be accepted unless, among other things, the banking institution’s holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy.

FDICIA also contains a variety of other provisions that may affect Citizens’ operations, including reporting requirements, regulatory standards for real estate lending, “truth in savings” provisions, and the requirement that a depository institution give 90 days prior notice to customers and regulatory authorities before closing any branch.

At December 31, 2012 and 2011, Citizens’ regulatory capital ratios were above “well capitalized” standards. Information concerning capital adequacy guidelines for the Holding Company and Citizens Bank including their regulatory capital position at December 31, 2012 and maintenance of minimum average reserve balances by the Bank with the FRB is incorporated herein by reference from “Line of Business Results” under the captions “Capital Resources” and “Liquidity Risk Management” and Note 18 to the Consolidated Financial Statements.

FDIC Insurance Assessments

The FDIC calculates deposit insurance based on a risk-based system that places a bank in one of four risk categories, principally on the basis of its capital level and an evaluation of the bank’s risk to the relevant deposit insurance fund, and bases premiums on the probability of loss to the FDIC with respect to each individual bank. Under the Federal Deposit Insurance Act, depository institutions such as Citizens’ subsidiary bank may not pay interest on indebtedness, if such interest is required to be paid out of net profits, or distribute any of its capital assets while it remains in default on any assessment due to the FDIC.

The calculation of the FDIC assessment includes the Financing Corporation (“FICO”) assessment. FICO was established to finance the Federal Savings and Loan Insurance Corporation resolution fund. All FDIC insured banks are required to pay into this resolution fund through the Deposit Insurance Fund (“DIF”).

In addition, in mid 2011, the FDIC Board implemented a rule that changes the assessment base from domestic deposits to average assets minus average tangible equity, adopts a new large-bank pricing assessment scheme, and sets a target size for the Deposit Insurance Fund. The rule finalized a target size for the Deposit Insurance Fund at 2 percent of insured deposits. It also implemented a lower assessment rate schedule when the fund reaches 1.15 percent so that the average rate over time should be about 8.5 basis points of the assessment base and, in lieu of dividends, provides for a lower rate schedule when the reserve ratio reaches 2 percent and 2.5 percent. The rule, in aggregate, increased the share of assessments paid by large institutions and created a scorecard-based assessment system for banks with more than $10 billion in assets. The scorecards include financial measures that the FDIC believes are predictive of long-term performance.

Interstate Banking

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (“Riegle-Neal Act”), as amended, a bank holding company may acquire banks in states other than its home state, subject to any state requirement that the bank has been organized and operating for a minimum period of time (not to exceed five years) and the requirement that the bank holding company not control, prior to or following the proposed acquisition, more than 10% of the total amount of deposits of insured depository institutions nationwide or, unless the acquisition is the bank holding company’s initial entry into the state, more than 30% of such deposits in the state, or such lesser or greater amount set by the state. The Riegle-Neal Act also authorizes banks to merge across state lines, thereby creating interstate branches. Banks are also permitted to acquire and to establish de novo branches in other states where authorized under the laws of those states.

Transactions with Affiliates

Transactions between the Bank and its affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. The affiliates of the Bank include any entity controlled by Citizens. Generally, Sections 23A and 23B (i) limit the extent to which the subsidiary banks may engage in “covered transactions” with any one affiliate to an amount equal to 10% of Citizens’ capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of the bank’s capital stock and surplus, (ii) require that a bank’s extensions of credit to such affiliates be fully collateralized (with 100% to 130% collateral coverage, depending on the type of collateral), (iii) prohibit the bank from purchasing or accepting as collateral from an affiliate any “low quality assets” (including nonperforming loans) and (iv) require that all “covered transactions” be on terms substantially the same, or at least as favorable, to the bank or its subsidiary as those provided to a non-affiliate. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and other types of similar transactions. The definition of “covered transactions” has been expanded by the Dodd-Frank Act and applicable regulations to include repurchase agreements with an affiliate, debt obligations issued as collateral for a loan or extension of credit, securities borrowing and lending transactions to the extent the transaction creates credit exposure and derivative transactions. Additionally, covered transactions must now be secured at all times by collateral with a specified market value. Previously, a covered transaction only needed to be secured at the time of the transaction with collateral of a specified market value.

Loans to Insiders

The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal stockholders of banks. Under Section 22(h) of the Federal Reserve Act and its implementing regulations, loans to a director, an executive officer or a principal shareholder of a bank, and some affiliated entities of any of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated entities, the bank’s loan-to-one-borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed the bank’s unimpaired capital and unimpaired surplus. Section 22(h) and its implementing regulations also prohibit loans, above amounts prescribed by the appropriate federal banking agency to directors, executive officers and principal shareholders of a bank or bank holding company, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the bank with any “interested” director not participating in the voting. Section 22(h) generally requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons. Under the Dodd-Frank Act, the types of extensions of credit covered by Section 22(h) have been expanded to include credit exposure to a person resulting from derivative transactions, repurchase agreements, reverse repurchase agreements, securities lending transactions and securities borrowing transactions.

Community Reinvestment Act

Under the Community Reinvestment Act (“CRA”) and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate income areas, consistent with safe and sound banking practice. Depository institutions are periodically examined for compliance with CRA and are periodically assigned ratings in this regard. Banking regulators consider a depository institution’s CRA rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiary.

Fair Lending and Consumer Laws

In addition to CRA, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that in some cases prospective borrowers experience unlawful discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against some depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

These governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act. These factors include evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity.

Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of certain loans to customers.

Gramm-Leach-Bliley Act of 1999

The Gramm-Leach-Bliley Act of 1999 (the “GLBA”) covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. The following description summarizes some of its significant provisions.

The GLBA repealed sections 20 and 32 of the Glass-Steagall Act, thus permitting unrestricted affiliations between banks and securities firms. It also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, investment, merchant banking, insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well capitalized, well-managed and have at least a satisfactory CRA rating. Citizens has determined not to become certified as a financial holding company but may reconsider this determination in the future.

The GLBA provides that the states continue to have the authority to regulate insurance activities, but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage in insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a non-discriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in specific areas identified under the law. The federal bank regulatory agencies adopted insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

The GLBA repealed the broad exemption of banks from the definitions of “broker” and “dealer” for purposes of the Securities Exchange Act of 1934, as amended. It also identifies a set of specific activities, including traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a “broker,” and a set of activities in which a bank may engage without being deemed a “dealer.” Additionally, the law makes conforming changes in the definitions of “broker” and “dealer” for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

The GLBA also contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, both at the inception of the customer relationship and on an annual basis, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. The law provides that, except for specific limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to “opt out” of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The GLBA also provides that the states may adopt customer privacy protections that are more strict than those contained in the GLBA.

Anti-Money Laundering and the USA Patriot Act of 2001

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “Patriot Act”) is designed to deny terrorists and criminals the ability to obtain access to the United States’ financial system and has significant implications for depository institutions, brokers, dealers, and other businesses involved in the transfer of money. The Patriot Act mandates that financial services companies implement policies and procedures with respect to additional measures designed to address the following matters: money laundering, terrorist financing, identifying and reporting suspicious activities and currency transactions, and currency crimes.

The Patriot Act also substantially broadened existing anti-money laundering legislation, imposed new compliance and due diligence obligations, created new crimes and penalties, and compelled the production of documents located both inside and outside the United States. The Treasury has issued a number of regulations that apply some of these requirements to financial institutions such as Citizens Bank. The regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Pursuant to the Patriot Act and the related regulations, Citizens has established anti-money laundering compliance and due diligence programs that include, among other things, the designation of a Bank Secrecy Act officer, employee training programs and an independent audit function to review and test the program.

EESA and Troubled Asset Relief Capital Purchase Program

In response to the financial crises affecting the financial markets and the banking system, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (“EESA”) was signed into law and established the Troubled Asset Relief Program (“TARP”). On October 14, 2008, the Treasury announced the Capital Purchase Program (“CPP”) to encourage U.S. financial institutions to build capital to increase the flow of financing to U.S. businesses and consumers and to support the U.S. economy. Under CPP, the Treasury made $250 billion of capital available to U.S. financial institutions in the form of senior preferred stock and warrants which qualify as Tier 1 capital. On December 12, 2008, Citizens issued $300.0 million of TARP Preferred Stock and a warrant to purchase 1,757,813 shares of its common stock at $25.60 per share to the Treasury as part of this program. The TARP Preferred Stock pays a cumulative dividend rate of 5 percent per annum for the first five years and will reset to a rate of 9 percent per annum after year five. The TARP Preferred Stock is callable after three years. Participating financial institutions were required to adopt the Treasury’s standard for executive compensation and corporate governance for the period during which the Treasury holds equity issued under the CPP.

The Treasury has been given authority to promulgate regulations under the EESA. Any new regulations implemented by the Treasury under the EESA may be applied retroactively to recipients of TARP funding under the CPP. In addition, the U.S. government could pass new legislation which may have a similar effect in the future. In either case, any such new regulations or legislation may have the effect of imposing additional economic restrictions or obligations on Citizens under the TARP CPP, at least for as long as any of Citizens’ obligations under the CPP remain outstanding.

The Special Inspector General for the Troubled Asset Relief Program (“SIGTARP”) was established pursuant to Section 121 of the EESA, and has the duty among other things, to conduct, supervise, and coordinate audits and investigations of the purchase, management, and sale of assets by the Treasury under TARP and the CPP including the TARP Preferred Stock purchased from Citizens.

American Recovery and Reinvestment Act

The American Recovery and Reinvestment Act of 2009 (“ARRA”) was signed into law on February 17, 2009. ARRA includes a wide variety of programs intended to stimulate the economy. In addition, ARRA imposes executive compensation and expenditure limits on all TARP CPP recipients, such as Citizens, and expands the class of employees to whom the limits and restrictions apply. ARRA also provides the opportunity for additional repayment flexibility for existing TARP CPP recipients. The Treasury published interim final rules to implement the compensation and corporate governance provisions of the ARRA that became effective in 2009.

Among other things, ARRA prohibits the payment of bonuses, other incentive compensation and severance to certain of Citizens’ most highly paid employees (except in the form of restricted stock subject to specified limitations and conditions), and requires each TARP recipient to comply with certain other executive compensation related requirements. These provisions modify the executive compensation provisions that were included in the EESA, and in most instances apply retroactively for so long as any obligation arising from financial assistance provided to the recipient under TARP remains outstanding. The ARRA guidelines generally supersede the executive compensation and corporate governance standards for TARP recipients set forth in the EESA.

In addition, the ARRA directs the Secretary of the Treasury to review previously-paid bonuses, retention awards and other compensation paid to the senior executive officers and certain other highly-compensated employees of each TARP recipient to determine whether any such payments were excessive, inconsistent with the purposes of the ARRA or the TARP, or otherwise contrary to the public interest. If the Secretary determines that any such payments have been made by a TARP recipient, the Secretary will seek to negotiate with the TARP recipient and the subject employee for appropriate reimbursements to the U.S. government (not the TARP recipient) with respect to any such compensation or bonuses. The ARRA also permits the Secretary, subject to consultation with the appropriate federal banking agency, to allow a TARP recipient to repay any assistance previously provided to such TARP recipient under the TARP, without regard to whether the TARP recipient has replaced such funds from any source, and without regard to any waiting period. Any TARP recipient that repays its TARP assistance pursuant to this provision would no longer be subject to the executive compensation provisions under the ARRA.

Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act will likely result in dramatic changes across the financial regulatory system, some of which became effective immediately and some of which will not become effective until various future dates. Implementation of the Dodd-Frank Act will require many new rules to be made by various federal regulatory agencies over the next several years. Uncertainty remains until final rulemaking is complete as to the ultimate impact of the Dodd-Frank Act, which could have a material adverse impact either on the financial services industry as a whole, or on Citizens’ business, results of operations, and financial condition. Provisions in the legislation that affect deposit insurance assessments, payment of interest on demand deposits, and interchange fees could increase the costs associated with deposits and place limitations on certain revenues those deposits may generate.

Among other provisions affecting Citizens’ business the Dodd-Frank Act:

•

Changed the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible equity, eliminated the ceiling and the size of the Deposit Insurance Fund, and increased the floor applicable to the size of the DIF.

•	Repealed the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transactions and other accounts.

•

Centralized responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau (“CFPB”), and giving it responsibility for implementing, examining and enforcing compliance with federal consumer protection laws.

•

Provided that debit card interchange fees must be reasonable and proportional to the cost incurred by the issuer with respect to the transaction. This provision is known as the Durbin Amendment. In June 2011, the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) adopted regulations setting the maximum permissible interchange fee as the sum of 21 cents per transaction and 5 basis points multiplied by the value of the transaction, with an additional adjustment of up to one cent per transaction if the issuer implements certain fraud-prevention standards.

•

Authorized the Federal Reserve Board to adopt enhanced supervision standards for, among others, bank holding companies with total consolidated assets of $50 billion or more (often referred to as “systemically important financial institutions” or “SIFI”), and authorized the Federal Reserve Board to establish such standards either on its own or upon the recommendations of the Financial Stability Oversight Council (“FSOC”), a new systemic risk oversight body created by Dodd-Frank. In April 2012, the Federal Reserve Board issued final rules and interpretive guidance establishing enhanced prudential standards responsive to these provisions for (i) risk-based capital requirements and leverage limits, (ii) stress testing of capital, (iii) liquidity requirements, (iv) overall risk management requirements, (v) resolution plan and credit exposure reporting and (vi) concentration/credit exposure limits (the “SIFI Rules”). The SIFI Rules address a wide, diverse array of regulatory areas, each of which is highly complex. Most of the SIFI Rules will not apply to Citizens for so long as its total consolidated assets remain below $50 billion. Two aspects of the SIFI Rules—requirements for annual stress testing of capital under one base and two stress scenarios and certain corporate governance provisions requiring, among other things, that each bank holding company establish a risk committee of its board of directors and that committee include a “risk expert”—apply to bank holding companies with total consolidated assets of $10 billion or more.

The implications of the Dodd-Frank Act for Citizens’ businesses will depend to a large extent on the manner in which rules adopted pursuant to the Dodd-Frank Act are implemented by the primary U.S. financial regulatory agencies as well as potential changes in market practices and structures in response to the requirements of the Dodd-Frank Act. Citizens continues to analyze the impact of rules adopted under Dodd-Frank on the Corporation’s businesses. However, the full impact will not be known until the rules, and other regulatory initiatives that overlap with the rules, are finalized and their combined impacts can be understood.

Basel III

The United States is a member of the Basel Committee on Banking Supervision (the “Basel Committee”), that provides a forum for regular international cooperation on banking supervisory matters. The Basel Committee develops guidelines and supervisory standards in areas where they are considered desirable. In this regard, the Basel Committee is best known for its international standards on capital adequacy; the Core Principles for Effective Banking Supervision; and the Concordat on cross-border banking supervision.

In December 2010, the Basel Committee released its new framework for strengthening international capital and liquidity regulation, now officially identified as “Basel III.” In June 2011, a revised version of this framework was released. Basel III, when implemented by the U.S. banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. The US Federal Reserve announced in December 2011 that it would implement substantially all of the Basel III rules. In November 2012, however, the FRB, FDIC and office of the Comptroller of the Currency announced that implementation of the capital requirements would be delayed indefinitely. Requirements to maintain higher levels of capital or to maintain higher levels of liquid assets could adversely impact Citizens’ operating results.

Economic Factors and Monetary Policy

Citizens’ earnings and business are affected by the general economic and political conditions in the United States and abroad and by the monetary and fiscal policies of various federal regulatory authorities, including the Federal Reserve System. Citizens’ policy for addressing credit risk, the effect of the economy on credit risk in 2012, 2011, and 2010 and its potential effect on future periods is discussed in “Management’s Discussion of and Analysis of Financial Condition and Results of Operations” under the captions “Critical Accounting Policies,” “Loan Portfolio,” “Credit Risk Management,” “Nonperforming Assets,” and “Allowance for Loan Losses” and incorporated herein by reference. Through open market securities transactions, variations in the Federal Funds rate and the establishment of reserve requirements, the Board of Governors of the Federal Reserve System exerts considerable influence on interest rates and the supply of money and credit. Citizens strives to manage the effects of interest rates through its asset/liability management process but the effect of fluctuating economic conditions and federal regulatory policies on Citizens’ future profitability cannot be predicted with any certainty. The effect of the economy and changes in interest rates on Citizens’ net interest margin and net interest income in 2011, 2010, and 2009 and their potential effect on future periods is discussed in “Management’s Discussion of and Analysis of Financial Condition and Results of Operations” under the caption “Net Interest Income” and is incorporated herein by reference. Citizens’ sensitivity to changes in interest rates and the potential effect of changes in interest rates on net interest income is presented in “Liquidity Risk Management” under the caption “Interest Rate Risk” and incorporated herein by reference.

Environmental Matters

Citizens’ primary exposure to environmental risk is through lending activities and trust services. In each instance, policies and procedures are in place to mitigate environmental risk exposures. With respect to lending activities, Citizens requires environmental site assessments at the time of loan origination to confirm collateral quality on commercial real estate parcels posing higher than normal potential for environmental impact, as determined by reference to present and past uses of the subject property and adjacent sites. Environmental assessments are also mandated prior to any foreclosure activity involving non-residential real estate collateral. In the case of trust services, Citizens utilizes various types of environmental transaction screening to identify actual and potential risks arising from any proposed holding of non-residential real estate for trust accounts. Consequently, Citizens does not anticipate any material effect on capital expenditures, earnings or the competitive position of Citizens or its subsidiary with regard to compliance with federal, state or local environmental protection laws or regulations. Additional information is provided in “-Legal Proceedings.”

Legal Proceedings

Citizens is party to a number of lawsuits incidental to its business. Although litigation is subject to many uncertainties and the ultimate exposure with respect to many of these matters cannot be ascertained, Citizens does not believe the ultimate outcome of these matters will have a material adverse effect on its financial condition or liquidity.

In the first quarter of 2012, putative class action litigation was filed against the Bank and Citizens, in the United States District Court for the Eastern District of Michigan and in Genesee County Circuit Court in the State of Michigan, relating to the Bank’s practices in posting debit card transactions to customers’ deposit accounts. The class of plaintiffs, which purports to constitute substantially all of the Bank’s customers during the class period, alleges that the Bank improperly reordered debit card transactions from the highest amount to lowest amount before processing these transactions in order to generate unwarranted overdraft fees. Plaintiffs contend that the Bank should have processed such transactions in the chronological order they were authorized or from lowest to highest, and seek restitution for the fees they claim were wrongly charged as well as a declaratory judgment and attorney fees. The state court action was stayed, and the same lead plaintiff then filed suit in federal court. During the second quarter of 2012, the two federal cases were consolidated into one case pending in the United States District Court for the Eastern District of Michigan under the caption Jane Simpson, et al. v. Citizens Bank, U.S. District Court Case No. 2:12-cv-10267, while the state court action was dismissed. Citizens has filed a motion to dismiss the consolidated federal action, which motion is currently pending. This litigation is still in its early stages and there can be no assurance that the outcome will not be adverse to Citizens. However, based on the information currently known, Citizens does not believe the resolution of this litigation will have a material adverse effect on its results of operations, cash flows or financial condition.

Between September 17, 2012 and October 5, 2012, alleged shareholders of Citizens filed six purported class action lawsuits in the Circuit Court of Genesee County, Michigan, which have been consolidated as In re Citizens Republic Bancorp, Inc. Shareholder Litigation, Case No. 12-99027-CK (the “Lawsuit”). The consolidated complaint (the “Complaint”) names as defendants Citizens, each of the current members of Citizens’ board of directors and FirstMerit. It alleges that the director defendants breached their fiduciary duties by failing to obtain the best available price in connection with the merger, by not utilizing a proper process to evaluate the merger and by agreeing to protective devices that ensure that no entity other than FirstMerit will seek to acquire Citizens. The Complaint also alleges that FirstMerit and Citizens aided and abetted those alleged breaches of fiduciary duty. The Complaint seeks declaratory and injunctive relief to prevent the consummation of the merger, rescissory damages and other equitable relief. The defendants filed a motion to dismiss the Complaint.

On February 21, 2013, the plaintiffs and defendants entered into a memorandum of understanding (the “MOU”) setting forth their agreement in principle to settle the Lawsuit. While the defendants deny the allegations made in the Complaint, they have agreed to enter into the MOU to avoid the costs and disruptions of any further litigation and to permit the timely closing of the merger. The MOU describes the terms that the parties have agreed to include in the final settlement agreement concerning the Complaint (the “Settlement Agreement”), subject to confirmatory discovery by the plaintiffs, and describes the actions that the parties will take or refrain from taking between the date of the MOU and the date that the Settlement Agreement is finally approved.

The MOU, among other things, provides that the defendants will amend the joint proxy statement/prospectus to include the supplemental disclosures contained in Exhibit A to the MOU. The MOU also provides that the Settlement Agreement will include an injunction against proceedings in connection with the Complaint and any additional complaints concerning claims that will be covered by the Settlement Agreement. In addition, the MOU provides that the Settlement Agreement will include a release on behalf of the plaintiffs, along with other members of the class of Citizens’ shareholders certified for purposes of the Settlement Agreement, in favor of the defendants and their related parties from any claims that arose from or are related to the merger. The defendants have agreed to pay the plaintiffs’ attorneys’ fees and expenses as awarded by the court, subject to court approval of the Settlement Agreement and the consummation of the merger.

From time to time, the Bank is notified by applicable environmental regulatory agencies, pursuant to state or federal environmental statutes or regulations, that they may be potentially responsible parties (“PRP”) for environmental contamination on or emanating from properties currently or formerly owned. Typically, exact costs of remediation of the contamination cannot be fully determined at the time of initial notification. While, as PRPs, the Bank is potentially liable for the costs of remediation, in most cases, a number of other PRPs have been identified as being jointly and severally liable for remediation costs. Additionally, in certain cases, statutory defenses to liability for remediation costs may be asserted based on the Bank’s status as a lending institution that acquired ownership of the contaminated property through foreclosure. Citizens is not presently aware of any environmental liabilities that pose a reasonable possibility of future material impact on its results of operations. It is Citizens’ policy to establish and accrue appropriate reserves for all such identified exposures during the accounting period in which a loss is deemed to be probable and the amount is determinable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents management’s discussion and analysis of Citizens’ financial condition and results of operations for each of the past three years and should be read in conjunction with the accompanying Consolidated Financial Statements and Notes. The discussion highlights the principal factors affecting earnings (loss) for the years 2012, 2011, and 2010 and the significant changes in balance sheet items from December 31, 2011 to December 31, 2012 and is intended to help the reader understand, from management’s perspective, the consolidated financial statements, notes to financial statements, and the accompanying tables, charts and financial statistics appearing elsewhere in this joint proxy statement/prospectus. Where applicable, this discussion also reflects management’s insights regarding known events and trends that have or may reasonably be expected to have a material effect on Citizens’ operations and financial condition. All share and per share amounts have been adjusted to reflect the 1-for-10 reverse stock split that became effective July 1, 2011.

Overview

Nature of Citizens’ Business

Citizens is a diversified banking and financial services company that provides a full range of banking, financial services and wealth management services to individuals and businesses through its subsidiary, Citizens Bank. Citizens conducts operations through 219 offices and 248 ATM locations throughout Michigan, Wisconsin, and Ohio. Citizens operates in five major business lines: Regional Banking, Specialty Consumer, Specialty Commercial, Wealth Management, and Other. Citizens’ performance is monitored by an internal profitability measurement system that provides line of business results as presented in “—Line of Business Results” and Note 15 to the Consolidated Financial Statements, incorporated herein by reference.

Citizens’ primary source of revenue is net interest income, which is the difference between interest income on earning assets (such as loans and securities) and interest expense on liabilities (such as interest-bearing deposits and borrowings) used to fund those assets. Net interest income is affected by fluctuations in the amount and composition of earning assets and funding sources and in the yields earned and rates paid, respectively, on these assets and liabilities. Citizens’ measures the level of interest income relative to earning assets and interest bearing liabilities through two statistics—interest spread and net interest margin. The interest spread represents the difference between the taxable equivalent yields on earning assets and the rates paid for interest-bearing liabilities. The net interest margin is expressed as the percentage of taxable equivalent net interest income to average earning assets. Citizens’ sensitivity to changes in interest rates and the potential effect of changes in interest rates on net interest income is presented in more detail in “—Interest Rate Risk”.

Proper management of the volume and composition of the Citizens’ earning assets and funding sources is essential for ensuring strong and consistent earnings performance, maintaining adequate liquidity and limiting exposure to risks caused by changing market conditions. Citizens’ investment securities portfolio is structured to provide a source of liquidity principally through the maturity of the securities held in the portfolio and to generate an income stream with relatively low levels of principal risk. Loans comprise the largest component of earning assets and are the highest yielding assets. Client deposits are the primary source of funding for earning assets while short-term debt and other managed sources of funds are utilized as market conditions and liquidity needs change.

Citizens monitors and manages its liquidity position so that funds will be available at a reasonable cost to meet client cash flow needs, while maintaining funds available for loan and investment opportunities as well as to service debt, invest in its subsidiary, finance business expansion, satisfy other operating requirements and take advantage of unforeseen opportunities. Citizens derives its liquidity through core deposit growth, maturity of money market investments, and maturity and sale of investment securities and loans. Citizens also has access to market borrowing sources for both short-term and long-term purposes.

Citizens’ other principal source of revenue is noninterest income, particularly fees and other revenue from financial services provided to customers. Citizens’ noninterest income includes service charges on deposit accounts, trust fees related to personal, institutional and employee benefit products and services, revenue related to loan products, including commercial loan fees and mortgage banking revenue, and fees for various other services, such as brokerage and investment services, ATM network use, and other financial services.

Performance Summary

An analysis of the major components of net income (loss) is presented below.

Three Year Summary of Net Income Components

	Year Ended December 31,
(in thousands)	2012	2011	2010
Interest income	$371,928	$407,819	$484,444
Interest expense	71,156	94,709	155,380

Net interest income	300,772	313,110	329,064
Provision for loan losses	23,204	138,808	392,882
Noninterest income	92,320	95,257	94,659
Noninterest expense	270,622	283,150	307,087
Income tax (benefit) provision from continuing operations	(273,009)	(20,258)	12,858
Loss from discontinued operations (net of income tax)	—	—	(3,821)

Net income (loss)	372,275	6,667	(292,925)
Dividend on redeemable preferred stock	(24,347)	(22,985)	(21,685)

Net income (loss) attributable to common shareholders	$347,928	$(16,318)	$(314,610)

Pre-tax pre-provision profit (non-GAAP)(2)
Net income (loss) from continuing operations	$372,275	$6,667	$(289,104)
Income tax (benefit) provision from continuing operations	(273,009)	(20,258)	12,858
Provision for loan losses	23,204	138,808	392,882
Net (gains) losses on loans held for sale	984	(1,808)	20,617
Merger-related expenses	5,008	—	—
Investment securities (gains) losses	—	1,336	(13,896)
(Gains) losses on other real estate (ORE)	(214)	12,768	13,438
Fair value adjustment on bank owned life insurance(1)	(71)	233	(67)
Fair value adjustment on swaps(1)	11	413	782

Pre-tax pre-provision profit (non-GAAP)	$128,188	$138,159	$137,510

(1)	Amounts contained in “Other Income” on Consolidated Statement of Operations.
(2)	Pre-tax pre-provision profit (non-GAAP) defined in “Use of Non-GAAP Financial Measures.”

Key factors behind the changes in results for 2012 compared with 2011 were:

•

The decrease in net interest income was primarily a result of a decrease of $317.3 million in average earning assets. Additionally, net interest margin dropped by two basis points to 3.56%. The decrease in average earning assets was primarily due to reductions in our loan portfolio, particularly in the commercial real estate business, as well as smaller decreases in the residential mortgage and direct consumer portfolios. These reductions were partially offset by substantial increases in the commercial and industrial and indirect portfolios, as well as investment securities. The decrease in net interest margin was primarily the result of the continued low interest rate environment, which has resulted in reduced yields on our earning assets. The negative effects on asset yields were almost fully offset by a more advantageous funding mix and reduced funding costs.

•

The decrease in the provision for loan losses in 2012 was primarily a result of the continuing improvement of the credit metrics within our business. During 2012, we experienced improvement in virtually every credit metric including delinquencies, non-performing assets, and charge offs.

•

Noninterest income dropped 3% compared to 2011 as clients changed their behavior relative to penalty fees and product choices. Additionally, we experienced a net loss in loans held for sale in 2012 while we recorded gains in 2011. The loss in 2012 was driven by a $2.7 million charge related to one commercial loan relationship in the loans held for sale portfolio.

•

The decrease in noninterest expense was the result of a reduction in credit related expenses including gains or losses on ORE, ORE expenses and other loan expense. These reductions were partially offset by increased employment and merger related costs.

•	The large increase in the income tax benefit was driven almost entirely by the elimination of our valuation allowance on the deferred tax asset.

•	Pre-tax pre-provision profit decreased approximately $10.0 million due largely to reduced net interest income discussed above.

Significant Developments

Business Combination

On September 13, 2012, Citizens and FirstMerit Corporation (“FirstMerit”) announced the signing of a definitive agreement under which FirstMerit will acquire Citizens in a stock-for-stock merger transaction. Under the terms of the agreement, Citizens’ common shareholders will receive 1.37 shares of FirstMerit common stock in exchange for each share of Citizens’ common stock.

FirstMerit is also required to repay at closing Citizens’ approximately $355 million of TARP preferred stock, which includes $55 million of estimated deferred dividends, held by the U.S. Treasury. The merger has been unanimously approved by the Boards of Directors of both Citizens and FirstMerit and is subject to customary closing conditions, including receipt of regulatory approvals and approval by both companies’ shareholders. The transaction is expected to close in the second quarter of 2013.

Payments resumed on Trust Preferred Securities

On December 10, 2012, Citizens announced that it will resume interest payments on its outstanding junior subordinated debentures relating to its two trust preferred securities. Regularly scheduled quarterly interest payments were deferred in January 2010 although Citizens continued to accrue for the obligations. Payment on the variable rate junior subordinated debentures due June 2033 was made on December 26, 2012 for the 12 payments due or deferred plus interest and dividends on the associated trust preferred securities were made to holders of record on December 15, 2012. Payment on the 7.50% junior subordinated debentures due September 2066 (NYSE: CTZ-PrA) along with dividends on the associated trust preferred securities will be made in March

2013. In the aggregate, Citizens’ accrued obligation for these deferred payments as of December 31, 2012 was approximately $12 million. Citizens intends to resume the regular quarterly interest payment schedule.

Reversal of the Valuation Allowance on our Deferred Tax Asset

During 2012, Citizens recorded an income tax benefit of $273.0 million primarily the result of eliminating the valuation allowance against our deferred tax asset that had been established as of December 2008. Following Citizens’ quarterly review of the deferred tax asset at June 30, 2012, Citizens determined that the deferred tax asset valuation allowance was no longer necessary. As of December 31, 2012, the recorded balance of the net deferred tax asset was $272.9 million.

Termination of the Written Agreement with FRBC and OFIR

On July 28, 2010, Citizens and Citizens Bank entered into a written supervisory agreement with the FRBC and OFIR, their primary regulators. Effective April 17, 2012, the Federal Reserve Bank of Chicago and the Michigan Office of Financial and Insurance Regulation terminated the written agreement.

Reverse Stock Split

Citizens affected a 1-for-10 reverse stock split of its common stock effective after the close of trading on July 1, 2011. Citizens common stock began trading on a split adjusted basis on The NASDAQ Capital Market at the opening of trading on July 5, 2011.

Proportional adjustments were made to Citizens’ equity based plans as well as outstanding options, warrants and other securities entitling their holders to purchase or receive shares of Citizens common stock so that the reverse stock split did not materially affect any of the rights of holders of those securities.

Resolution of Problem Assets

In an effort to reduce overall problem asset levels, Citizens resolved $460.0 million of problem assets in the first quarter of 2011 and $466.2 million of problem assets in the fourth quarter of 2010 through a combination of bulk sales and individual workouts, recording a provision for loan losses of $88.7 million and $131.3 million and net charge-offs of $160.6 million and $159.3 million in the first quarter of 2011 and fourth quarter of 2010, respectively. These resolution efforts led to substantial decreases in the provision for loan losses in the second half of 2011, significantly reduced the outstanding amount of nonperforming loans and watchlist loans and improved the credit quality of our loan portfolio.

Discontinued Operations

On April 23, 2010, Citizens completed the sale of its wholly owned subsidiary, F&M Bank-Iowa (“F&M”) to Great Western Bank in exchange for $50.0 million in cash. The price represented approximately 25 times F&M’s average earnings and 1.10 times its tangible book value. The sale proceeds improved Citizens’ capital and liquidity positions in a manner that was non-dilutive to shareholders.

The financial condition and operating results for this subsidiary have been segregated from the financial condition and operating results of Citizens’ continuing operations throughout this report and, as such, are presented as a discontinued operation. While all prior periods have been revised retrospectively to align with this treatment, these changes do not affect Citizens’ reported consolidated financial condition or operating results for any of the prior periods.

Use of Non-GAAP Financial Measures

In addition to results presented in accordance with generally accepted accounting principles in the United States (“GAAP”), this joint proxy statement/prospectus includes non-GAAP financial measures such as net interest margin, efficiency ratio, tangible equity to tangible assets ratio, tangible common equity to tangible assets ratio, Tier 1 common equity ratio and pre-tax pre-provision profit. Citizens believes these non-GAAP financial measures provide additional information that is useful to investors in understanding the underlying performance of Citizens, its business, and performance trends and, to a lesser degree, such measures may help facilitate performance comparisons with others in the banking industry. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Readers should be aware of these limitations and should be cautious as to their use of such measures. To mitigate these limitations, Citizens has procedures in place to ensure that these measures are calculated using the appropriate GAAP or regulatory components in their entirety and to ensure that Citizens’ performance is properly reflected to facilitate consistent period-to-period comparisons. Although Citizens believes the non-GAAP financial measures disclosed in this joint proxy statement/prospectus enhance investors’ understanding of its business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

Net Interest Margin and Efficiency Ratio (non-GAAP financial measures)

In accordance with industry standards, certain designated net interest income amounts are presented on a taxable equivalent basis, including the calculation of net interest margin and the efficiency ratio. Citizens believes the presentation of net interest margin on a taxable equivalent basis using a 35% effective tax rate allows comparability of net interest margin with industry peers by eliminating the effect of the differences in portfolios attributable to the proportion represented by both taxable and tax-exempt investments. See the Non-GAAP Reconciliation Table, and the Average Balances/Net Interest Income/Average Rates Table later in this joint proxy statement/prospectus for additional information.

Tangible Equity, Tangible Common Equity and Tier 1 Common Equity Ratios (non-GAAP financial measures)

Citizens believes the exclusion of goodwill and other intangible assets to create “tangible assets” and “tangible equity” facilitates the comparison of results for ongoing business operations. Citizens’ management internally assesses the company’s performance based, in part, on these non-GAAP financial measures. The tangible common equity ratio and Tier 1 common equity ratio have become a focus of some investors and management believes that these ratios may assist investors in analyzing Citizens’ capital position absent the effects of intangible assets and preferred stock. Because tangible common equity and Tier 1 common equity are not formally defined by GAAP or codified in the federal banking regulations, these measures are considered to be non-GAAP financial measures. Because analysts and banking regulators may assess Citizens’ capital adequacy using tangible common equity and Tier 1 common equity, Citizens believes that it is useful to provide investors the ability to assess its capital adequacy on the same basis. Tier 1 common equity is often expressed as a percentage of net risk-weighted assets. Under the risk-based capital framework, a bank’s balance sheet assets and credit equivalent amounts of off-balance sheet items are assigned to one of four broad risk categories. The aggregated dollar amount in each category is then multiplied by the risk weight assigned to that category. The resulting weighted values from each of the four categories are added together and this sum is the risk-weighted assets total that, as adjusted, comprises the denominator of certain risk-based capital ratios. Tier 1 capital is then divided by this denominator (net risk-weighted assets) to determine the Tier 1 capital ratio. Adjustments are made to Tier 1 capital to arrive at Tier 1 common equity as shown in the Non-GAAP Reconciliation Table below. The amounts disclosed as net risk-weighted assets are calculated consistent with banking regulatory requirements.

Pre-tax Pre-Provision Profit (non-GAAP financial measure)

Pre-tax pre-provision profit (“PTPP”), as defined by Citizens’ management represents total revenue (total net interest income and noninterest income) excluding any securities gains/losses, fair value adjustments on loans held for sale, interest rate swaps, and bank owned life insurance, less noninterest expense excluding any goodwill impairment charges, credit writedowns, fair value adjustments, merger-related expenses, and special assessments. While certain of these items are an integral part of Citizens’ banking operations, in each case, the excluded items are items that management believes are particularly impacted by economic stress or significant changes in the credit cycle and are therefore likely to make it more difficult to understand our underlying performance trends and the ability of our banking operations to generate revenue. Net interest income, noninterest income and noninterest expense are all calculated in accordance with GAAP and are presented in the Consolidated Statements of Operations. While noninterest income and noninterest expense are adjusted for the specific items listed above in the calculation of PTPP, these adjustments represent the excluded items in their entirety for each period presented to better facilitate period-to-period comparisons.

Viewed together with Citizens’ GAAP results, PTPP provides management, investors, and others with a useful metric to evaluate and better understand trends in Citizens’ period-to-period earnings power and ability to generate capital to cover credit losses, in each case exclusive of the effects of the current and recent economic stress and the credit cycle. As recent results for the banking industry demonstrate, loan charge-offs, related credit provision, and credit writedowns can vary significantly from period to period, making a measure that helps isolate the impact of credit costs on profitability all the more important to investors. The “Credit Quality” section of this Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses the quality of Citizens’ loan portfolio and the impact on Citizens’ earnings as reflected in the provision for loan losses.

A portion of the compensation awarded to Citizens’ Named Executive Officers and certain other management employees for their performance in 2011 and 2012 is measured against a PTPP performance target as Citizens believes that PTPP is a key measurement that helps keep revenue generation as a focus for its business and a particularly valuable measure during challenging credit cycles. Based on 2011 full year results, the total cash compensation award linked to PTPP was $0.8 million. Additionally, during 2011, approximately 186,500 shares of restricted stock were granted which have a two-year vesting period based partially on PTPP results and partially on net income. Based on 2012 full year results, the total potential cash compensation award linked to PTPP is $1.6 million, payable in early 2013. The grants are designed so that a portion of the compensation is based on net income while the remainder does not depend on management’s performance with regard to managing loan losses, securities impairments, merger related expenses, and other asset impairments.

Like all non-GAAP metrics, PTPP’s usefulness is inherently limited. Because Citizens’ calculation of PTPP may differ from the calculation of similar measures used by other bank holding companies, PTPP should be used to determine and evaluate period to period trends in Citizens’ performance and in comparison to Citizens’ loan charge-offs, related credit provision, and credit writedowns, rather than in comparison to non-GAAP metrics used by other companies. In addition, investors should bear in mind that income tax expense (benefit), the provision for loan losses, and the other items excluded from revenues and expenses in the PTPP calculation are recurring and integral expenses to Citizens’ banking operations, and that these expenses will still accrue under GAAP, thereby reducing GAAP earnings and, ultimately, shareholders’ equity.

The following table displays the calculation for the past three years of these non-GAAP measures other than pre-tax pre-provision profit, the calculation of which is set forth in the “—Performance Summary” section.

Non-GAAP Reconciliation

(in thousands)	2012	2011	2010
Efficiency Ratio (non-GAAP)
Net interest income (A)	$300,772	$313,110	$329,064
Taxable equivalent adjustment (B)	6,074	7,482	10,582
Investment securities (losses) gains (C)	—	(1,336)	13,896
Noninterest income (D)	92,320	95,257	94,659
Noninterest expense (E)	270,622	283,150	307,087
Losses on ORE and ORE Expenses (F)	1,045	17,090	18,408
Intangible amortization (G)	2,120	3,027	3,923
Merger related expenses (H)	5,008	—	—
Efficiency ratio: (E-F-G-H)/(A+B-C+D) (non-GAAP)	65.75%	63.05%	67.73%
Tangible Common Equity to Tangible Assets (non-GAAP)
Total assets	$9,586,683	$9,462,849	$9,965,645
Goodwill	(318,150)	(318,150)	(318,150)
Other intangible assets	(5,308)	(7,428)	(10,454)

Tangible assets (non-GAAP)	$9,263,225	$9,137,271	$9,637,041

Total shareholders’ equity	$1,370,505	$1,019,537	$1,011,731
Goodwill	(318,150)	(318,150)	(318,150)
Other intangible assets	(5,308)	(7,428)	(10,454)

Tangible equity (non-GAAP)	$1,047,047	$693,959	$683,127

Tangible equity	$1,047,047	$693,959	$683,127
Preferred stock	(292,473)	(285,114)	(278,300)

Tangible common equity (non-GAAP)	$754,574	$408,845	$404,827

Tier 1 Common Equity (non-GAAP)
Total shareholders’ equity	$1,370,505	$1,019,537	$1,011,731
Qualifying capital securities and other adjustments	73,667	73,558	73,489
Goodwill	(318,150)	(318,150)	(318,150)
Accumulated other comprehensive loss (income)	13,213	5,820	20,156
Disallowed deferred tax asset	(241,535)	—	—
Other intangible assets	(5,308)	(7,428)	(10,454)

Tier 1 capital (regulatory)	$892,392	$773,337	$776,772

Tier 1 capital (regulatory)	$892,392	$773,337	$776,772
Qualifying capital securities and other adjustments	(73,667)	(73,558)	(73,489)
Preferred stock	(292,473)	(285,114)	(278,300)

Total Tier 1 common equity (non-GAAP)	$526,252	$414,665	$424,983

Net risk-weighted assets (regulatory)	$5,695,254	$5,723,333	$6,416,792
Equity to assets	14.30%	10.77%	10.15%
Tier 1 common equity (non-GAAP)	9.24	7.24	6.62
Tangible equity to tangible assets (non-GAAP)	11.30	7.59	7.09
Tangible common equity to tangible assets (non-GAAP)	8.15	4.47	4.20

Results of Operations

Net Interest Income

An analysis of net interest income, interest spread and net interest margin with average balances and related interest rates is presented below.

Average Balances/Net Interest Income/Average Rates

	2012			2011			2010
(in thousands)	Average Balance	Interest (1)	Average Rate (2)	Average Balance	Interest (1)	Average Rate (2)	Average Balance	Interest (1)	Average Rate (2)
Earning Assets
Money market investments	$251,169	$626	0.25%	$340,482	$840	0.25%	$605,217	$1,501	0.25%
Investment securities (3) :
Taxable	2,573,740	63,912	2.48	2,444,539	79,281	3.24	1,901,195	72,545	3.82
Tax-exempt	207,726	8,711	6.45	250,098	10,800	6.64	366,044	16,035	6.74
FHLB and Federal Reserve stock	121,107	4,897	4.04	132,101	4,152	3.14	154,959	3,776	2.44
Portfolio loans (4) :
Commercial and industrial	1,647,813	89,944	5.54	1,438,292	72,194	5.13	1,728,712	81,069	4.80
Commercial real estate	1,415,141	69,652	4.92	1,776,292	90,862	5.12	2,631,901	139,307	5.30
Residential mortgage	591,946	25,595	4.32	700,257	32,539	4.65	867,500	43,862	5.06
Direct consumer	884,745	51,490	5.82	981,396	59,273	6.04	1,133,691	68,794	6.07
Indirect consumer	921,429	56,639	6.15	856,279	56,947	6.65	813,845	55,629	6.84

Total portfolio loans	5,461,074	293,320	5.40	5,752,516	311,815	5.45	7,175,649	388,661	5.44
Loans held for sale (4)	14,091	462	3.28	26,451	931	3.52	69,705	1,926	2.76

Total earning assets	8,628,907	371,928	4.38	8,946,187	407,819	4.64	10,272,769	484,444	4.82
Nonearning Assets
Cash and due from banks	143,639			142,721			163,203
Premises and equipment	93,953			101,009			107,382
Investment security fair value adjustment	54,149			44,712			54,451
Other nonearning assets	795,051			663,477			725,101
Assets of discontinued operations	—			—			108,615
Allowance for loan losses	(145,566)			(228,509)			(325,844)

Total assets	$9,570,133			$9,669,597			$11,105,677

Interest-Bearing Liabilities
Deposits:
Interest-bearing demand deposits	$1,026,098	$1,437	0.14	$953,187	$2,021	0.21	$1,008,871	$2,741	0.27
Savings deposits	2,639,803	5,901	0.22	2,636,422	9,315	0.35	2,561,596	15,785	0.62
Time deposits	1,902,397	30,121	1.58	2,489,703	45,991	1.85	3,405,281	80,000	2.35
Short-term borrowings	41,676	53	0.13	42,760	79	0.18	36,744	80	0.22
Long-term debt	852,932	33,644	3.94	898,501	37,303	4.15	1,280,839	56,774	4.43

Total interest-bearing liabilities	6,462,906	71,156	1.10	7,020,573	94,709	1.35	8,293,331	155,380	1.87
Noninterest-Bearing Liabilities and Shareholders’ Equity
Noninterest-bearing demand	1,747,544			1,503,430			1,306,881
Other liabilities	158,816			151,833			146,669
Liabilities of discontinued operations	—			—			128,851
Shareholders’ equity	1,200,867			993,761			1,229,945

Total liabilities and shareholders’ equity	$9,570,133			$9,669,597			$11,105,677

Interest Spread (5)		$300,772	3.28%		$313,110	3.29%		$329,064	2.95%

Contribution of noninterest bearing sources of funds			0.28			0.29			0.36

Net Interest Margin (5)(6)			3.56%			3.58%			3.31%

(1)	Interest income is shown on actual basis and does not include taxable equivalent adjustments.
(2)

Average rates are presented on an annual basis and include taxable equivalent adjustments to interest income of $6.1 million, $7.5 million and $10.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, based on a tax rate of 35%.

(3)

For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.

(4)	Nonaccrual loans are included in average balances for each applicable loan category.
(5)	The interest spread and net interest margin are presented on a tax-equivalent basis.
(6)	Because noninterest-bearing funding souces, demand deposits, other liabilities and shareholders’ equity also support earning assets, the net interest margin exceeds the interest spread.

2012 compared with 2011

The decrease in net interest margin was primarily the result of lower earning assets and the continued low interest rate environment, which resulted in a slightly reduced yield on our earning assets. The negative effects on asset yields were almost fully offset by a more advantageous funding mix and reduced funding costs. Average earning assets decreased $317.3 million. Additionally, net interest margin dropped by two basis points to 3.56%. The decrease in average earning assets was primarily due to reductions in our loan portfolio, particularly in the commercial real estate business, as well as smaller decreases in the residential mortgage and direct consumer portfolios. These reductions were partially offset by substantial increases in the commercial and industrial and indirect portfolios as well as investment securities.

2011 compared with 2010

The increase in net interest margin was primarily the result of declining deposit costs, reductions in high-cost funding, lower levels of nonperforming assets and a planned reduction in excess cash and money market investments, partially offset by lower investment securities yields. The decrease in net interest income was primarily the result of a decrease in average earning assets due to the effects of the accelerated problem asset resolution initiatives completed during the first half of 2011.

The table below shows changes in interest income, interest expense and net interest income due to volume and rate variances for major categories of earning assets and interest-bearing liabilities.

Analysis of Changes in Interest Income and Interest Expense

	2012 Compared to 2011			2011 Compared to 2010
	Net Change(1)	Increase (Decrease) Due to Change in		Net Change(1)	Increase (Decrease) Due to Change in
(in thousands)		Rate (2)	Volume(2)		Rate (2)	Volume(2)
Interest Income on Earning Assets:
Money market investments	$(214)	$9	$(223)	$(661)	$(8)	$(653)
Investment securities:
Taxable	(15,369)	(19,379)	4,010	6,736	(11,957)	18,693
Tax-exempt	(2,089)	(304)	(1,785)	(5,235)	(225)	(5,010)
FHLB and Federal Reserve stock	745	1,113	(368)	376	987	(611)
Loans:
Commercial and industrial	17,750	6,659	11,091	(8,875)	5,420	(14,295)
Commercial real estate	(21,210)	(3,325)	(17,885)	(48,445)	(4,536)	(43,909)
Residential mortgage loans	(6,944)	(2,152)	(4,792)	(11,323)	(3,349)	(7,974)
Direct consumer	(7,783)	(2,101)	(5,682)	(9,521)	(321)	(9,200)
Indirect consumer	(308)	(4,476)	4,168	1,318	(1,531)	2,849

Total portfolio loans	(18,495)	(5,395)	(13,100)	(76,846)	(4,317)	(72,529)
Loans held for sale	(469)	(60)	(409)	(995)	427	(1,422)

Total	(35,891)	(24,016)	(11,875)	(76,625)	(15,093)	(61,532)

Interest Expense on Interest-Bearing Liabilities:
Deposits:
Interest-bearing demand deposits	(583)	(728)	145	(720)	(575)	(145)
Savings deposits	(3,414)	(3,426)	12	(6,470)	(6,918)	448
Time deposits	(15,870)	(5,986)	(9,884)	(34,009)	(15,060)	(18,949)
Short-term borrowings	(26)	(24)	(2)	(1)	(13)	12
Long-term debt	(3,660)	(1,816)	(1,844)	(19,471)	(3,409)	(16,062)

Total	(23,553)	(11,980)	(11,573)	(60,671)	(25,975)	(34,696)

Net Interest Income	$(12,338)	$(12,036)	$(302)	$(15,954)	$10,882	$(26,836)

(1)	Changes are based on actual interest income and do not reflect taxable equivalent adjustments.
(2)	The change in interest not solely due to changes in volume or rates has been allocated in proportion to the absolute dollar amounts of the change in each.

2012 compared with 2011

The decrease in net interest income reflects rate and volume variances that are unfavorable in the aggregate. The unfavorable rate variance was primarily the result of the continued low interest rate environment, which has resulted in reduced yields on our earning assets. The negative effects on asset yields were partially offset by a more advantageous funding mix and reducing funding costs. The negative volume variance is the result of a lower level of average earning assets.

2011 compared with 2010

The decrease in net interest income reflects volume variances that were unfavorable in the aggregate and rate variances that were favorable in the aggregate. The unfavorable volume variance was primarily due to the reduction in the loan portfolios as a result of the accelerated problem asset resolution initiative, partially offset by an increase in the taxable investment securities portfolio and a decrease in time deposits and long term debt.

The favorable rate variance was primarily the result of borrowings repricing to lower rates as a result of lower market interest rates in 2011 and reduced deposit price competition, partially offset by lower reinvestment yields for investment securities and intensified price competition for commercial and industrial loans.

Provision for Loan Losses

After determining what Citizens believes is an appropriate allowance for loan losses based on the inherent risk in the portfolio, the provision for loan losses is calculated each quarter as a result of the net effect of the quarterly change in the allowance for loan losses and the quarterly net charge-offs. The decreases in the provision for loan losses for 2012 compared with 2011 as well as 2011 to 2010 were primarily due to our focused efforts to improve asset quality, stabilized portfolio credit metrics and an overall decrease in loan balances. See “—Critical Accounting Policies – Allowance for Loan Losses” and “—Allowance for Loan Losses” for a discussion of the calculation of the allowance and the related methodology.

Noninterest Income

An analysis of the components of noninterest income is presented in the table below.

Noninterest Income

	Year Ended December 31,			$ Change		% Change
(dollars in thousands)	2012	2011	2010	2012-2011	2011-2010	2012-2011	2011-2010
Service charges on deposit accounts	$37,308	$39,268	$40,336	$(1,960)	$(1,068)	(5.0)%	(2.6)%
Trust fees	14,601	15,103	15,603	(502)	(500)	(3.3)	(3.2)
Mortgage and other loan income	8,104	9,620	10,486	(1,516)	(866)	(15.8)	(8.3)
Brokerage and investment fees	6,055	5,072	4,579	983	493	19.4	10.8
Card-based and other nondeposit fees	17,507	17,167	15,916	340	1,251	2.0	7.9
(Losses) gains on loans held for sale	(984)	1,808	(20,617)	(2,792)	22,425	(154.4)	(108.8)
Investment securities (losses) gains	—	(1,336)	13,896	1,336	(15,232)	(100.0)	(109.6)
Other	9,729	8,555	14,460	1,174	(5,905)	13.7	(40.8)

Total noninterest income	$92,320	$95,257	$94,659	$(2,937)	$598	(3.1)	0.6

2012 compared with 2011

Noninterest income dropped 3.1% compared to 2011. We experienced a net loss on loans held for sale in 2012 while we recorded gains in 2011. The loss in 2012 was driven by a $2.7 million charge related to one commercial loan relationship in the category. Changes in the other noninterest items were largely offsetting. Service charges on deposit accounts were lower as clients changed their behavior relative to penalty fees and product choices. Mortgage and other loan income were down due to a decline in commercial letter of credit fees and derivative income, partially offset by increased mortgage origination volume. Brokerage and investment fees performed well due to increased focus to improve performance.

2011 compared with 2010

Noninterest income was essentially unchanged from last year, with gains on loans held for sale, offset by investment securities losses and lower other income. The gain on loans held for sale was offset by fewer writedowns to reflect fair value declines of the underlying collateral in 2011 compared to 2010. Citizens recorded net losses on investment securities compared to net gains in 2010 directly related to the sale of four CMOs during

2011 at a loss, and a gain on sale of securities in 2010 as part of Citizens’ capital strategy. The decline in other income reflects a decrease in interest rate swap income recognition and unrealized losses on deferred compensation plans.

Noninterest Expense

An analysis of the components of noninterest expense is presented in the table below.

Noninterest Expense

	Year Ended December 31,			$ Change		% Change
(dollars in thousands)	2012	2011	2010	2012-2011	2011-2010	2012-2011	2011-2010
Salaries and employee benefits	$132,850	$123,514	$126,384	$9,336	$(2,870)	7.6%	(2.3)%
Occupancy	24,997	26,059	26,963	(1,062)	(904)	(4.1)	(3.4)
Professional services	13,772	9,331	10,550	4,441	(1,219)	47.6	(11.6)
Equipment	12,001	12,136	12,482	(135)	(346)	(1.1)	(2.8)
Data processing services	16,717	16,131	18,734	586	(2,603)	3.6	(13.9)
Advertising and public relations	5,904	5,848	6,530	56	(682)	1.0	(10.4)
Postage and delivery	4,456	4,543	4,571	(87)	(28)	(1.9)	(0.6)
Other loan expenses	13,224	16,007	20,311	(2,783)	(4,304)	(17.4)	(21.2)
(Gains) losses on other real estate (ORE)	(214)	12,768	13,438	(12,982)	(670)	(101.7)	(5.0)
ORE expenses	1,259	4,322	4,970	(3,063)	(648)	(70.9)	(13.0)
Intangible asset amortization	2,120	3,027	3,923	(907)	(896)	(30.0)	(22.8)
Other	43,536	49,464	58,231	(5,928)	(8,767)	(12.0)	(15.1)

Total noninterest expense	$270,622	$283,150	$307,087	$(12,528)	$(23,937)	(4.4)	(7.8)

2012 compared with 2011

The decrease in noninterest expense was the result of a substantial reduction in credit related expenses including reduced losses on ORE, ORE expenses and other loan expense. These expenses were lower in 2012 due to the continued improvement in our credit quality. These reductions were partially offset by increased salaries and benefits costs resulting from increased incentives due to better performance and a fuller staff compliment. The increase in professional services is related to our pending merger with FirstMerit.

2011 compared with 2010

The decrease in noninterest expense was the result of decreases in all noninterest expense categories, primarily lower other expenses, lower other loan expense, lower salaries and employee benefits, lower data processing services and lower professional services. The decline in other expenses was primarily related to reductions in FDIC insurance costs. Lower other loan expense was primarily the result of lower commercial and residential mortgage origination volume and foreclosure-related expenses. The decline in salaries and employee benefits, professional services and data processing services reflect the continued focus on improving efficiencies.

FDIC insurance premiums

In 2011, the FDIC implemented a rule that changed the assessment base from domestic deposits to average assets minus average tangible equity, adopted a new large-bank pricing assessment scheme, and set a target size for the Deposit Insurance Fund. The rule finalized a target size for the DIF at 2 percent of insured deposits. It also implemented a lower assessment rate schedule when the fund reaches 1.15 percent so that the average rate over time should be about 8.5 basis points of the assessment base and, in lieu of dividends, provides for a lower rate schedule when the reserve ratio reaches 2 percent and 2.5 percent. The rule, in aggregate, increased the share of assessments paid by large institutions and created a scorecard-based assessment system for banks with more than $10 billion in assets. The scorecards include financial measures that the FDIC believes are predictive of long-term performance. The new rule did not have a material effect on our results of operations and financial condition as assets were below $10 billion in 2012 and 2011.

Federal and State Income Taxes

Citizens recorded an income tax benefit of $273.0 million for 2012 compared with a tax benefit of $20.3 million for 2011 and a tax expense of $12.9 million in 2010. The tax benefit in 2012 was primarily the result of eliminating the valuation allowance against our deferred tax asset. The tax benefit in 2011 was primarily the result of recording a receivable due to the change in a tax election and changes in other components of income that are included in the calculation of the tax provision. The tax expense in 2010 was primarily the result of alternative minimum tax calculations.

In assessing whether or not some or all of our deferred tax assets are more likely than not to be realized in the future, we consider all available positive and negative evidence, including projected future taxable income, tax planning strategies and recent financial operations. Based on an evaluation of the then-available positive and negative evidence, Citizens determined it was appropriate to establish a full valuation allowance on our deferred tax asset as of December 31, 2008. At that time, and in subsequent quarters, negative evidence, including a recent cumulative history of operating losses, outweighed the positive evidence.

However, at June 30, 2012, the positive evidence outweighed the negative evidence and Citizens determined that a deferred tax asset valuation allowance was no longer necessary. The significant positive evidence in our analysis included: five consecutive quarters of profitability, termination of the written agreement with our primary regulators, improved capital levels, solid credit metrics, strong deposit mix, reduced regulatory risk, and a stabilizing economy.

The positive evidence continued through the remainder of 2012 including seven consecutive quarters of profitability, continued strong credit metrics, and other items noted above. As a result we continue to believe that the positive evidence outweighs the negative evidence and no valuation allowance is necessary at December 31, 2012.

During 2009, we incurred an ownership change within the meaning of Section 382 of the Internal Revenue Code. As a result, federal tax law places an annual limitation of approximately $17.7 million on the amount of certain loss carryforwards that may be used.

For further discussion of federal and state income taxes, see Note 13 to the Consolidated Financial Statements.

Line of Business Results

Net income or loss by line of business is presented in the table below. A description of each business line, important financial performance data and the methodologies used to measure financial performance are presented in Note 15 to the Consolidated Financial Statements. Certain amounts have been revised retrospectively for discontinued operations.

(in thousands)	2012	2011	2010
Regional Banking	$31,716	$695	$(4,904)
Specialty Consumer	4,495	(4,831)	(45,316)
Specialty Commercial	47,062	(2,670)	(98,847)
Wealth Management	3,160	3,587	2,716
Other	285,842	9,886	(142,753)

Net income (loss) from Continuing Operations	$372,275	$6,667	$(289,104)

2012 compared with 2011

Net income for Regional Banking increased primarily due to lower provision for loan losses, partially offset by lower net interest income and increased income tax expense. The decrease in the provision for loan losses reflected the results of our focused efforts to improve asset quality and stabilized portfolio credit metrics. The decrease in net interest income reflected the decline in loan balances. Income taxes increased due to the improvement in pre-tax earnings.

Specialty Consumer recorded net income in 2012, compared to a net loss in 2011 primarily due to lower provision for loan losses, which reflects the results of our focused efforts to improve asset quality, stabilized portfolio credit metrics as well as an overall decrease in loan balances.

Specialty Commercial recorded net income in 2012, compared to a net loss in 2011 primarily due to lower provision for loan losses and higher net interest income. The decrease in the provision for loan losses reflected the results of our focused efforts to improve asset quality and stabilized portfolio credit metrics. The increase in net interest income was directly related to an increase in commercial and industrial lending.

Net income for Wealth Management decreased primarily as a result of lower trust income due to a lower level of trust assets under administration.

Activities that are not directly attributable to one of the primary lines of business are included in the Other business line. Included in this category are the Holding Company; the shared services unit; Citizens’ treasury unit, including the securities portfolio, short-term borrowing and asset/liability management activities; inter-company eliminations; and the economic impact of certain assets, capital and support functions not specifically identifiable with the four primary lines of business. Net income for the Other line of business increased primarily as a result of lower income taxes as a result of the reversal of the deferred tax valuation allowance, partially offset by lower net interest income. Changes in income taxes reflect an allocation of 35% to all other lines of businesses in 2012 and 2011.

2011 compared with 2010

Regional Banking recorded net income in 2011, compared to a net loss in 2010 primarily due to lower provision for loan losses, partially offset by lower net interest income. The decrease in the provision for loan losses reflected the results of our focused efforts to improve asset quality and stabilized portfolio credit metrics as well as an overall decrease in loan balances. The decrease in net interest income reflected the decline in loan balances due to the resolution of problem assets.

Net losses for Specialty Consumer decreased primarily due to lower provision for loan losses and higher noninterest income due to credit writedowns in 2010 associated with the bulk sale of nonperforming residential mortgage loans.

Net losses for Specialty Commercial decreased primarily due to lower provision for loan losses and higher noninterest income, partially offset by lower net interest income. The decrease in the provision for loan losses reflected the results of our focused efforts to improve asset quality and stabilized portfolio credit metrics as well as an overall decrease in loan balances. The increase in noninterest income reflected fewer writedowns associated with loans held for sale. The decrease in net interest income reflected the decline in loan balances due to the resolution of problem assets.

Net income for Wealth Management increased primarily as a result of a decrease in noninterest expense relating to decreases in salaries and employee benefits expense and lower data processing expenses.

The Other line of business recorded net income for 2011, compared to a net loss in 2010 primarily as a result of higher net interest income, lower noninterest expense, lower discontinued operations and lower taxes. These improvements were partially offset by lower noninterest income. The increases in net interest income were primarily the result of the internal profitability methodology utilized at Citizens that insulates the other lines of business from interest-rate risk and assigns the risk to the asset/liability management function, which is a component of this segment. The decrease in noninterest expense was primarily the result of a decrease in FDIC insurance costs, as well as a continued focus on improving efficiencies. The 2010 loss on discontinued operations was directly related to the fair value adjustment related to the sale of F&M. The decrease in noninterest income was primarily the result of net gains on investment securities sales during 2010. Changes in income taxes reflect an allocation of 35% to all other lines of businesses in 2011 and 2010.

Financial Condition

Total Assets

Total assets at December 31, 2012 were $9.6 billion, an increase of $123.8 million or 1.3% from December 31, 2011. The increase was due to the restoration of the deferred tax asset, and increases in investment securities, partially offset by a reduction in loan balances.

Money Market Investments and Investment Securities

Objectives in managing the securities portfolio are driven by the dynamics of the balance sheet, including growth, maturity, management of interest rate risk and maximizing return. On October 6, 2008 the FRB announced that it would pay interest on required and excess reserve balances at rates close to the targeted federal funds rates. Citizens has chosen to utilize this program while adverse conditions exist in the credit markets. Securities are classified as available for sale or held to maturity and as of December 31, 2012, 58.1% of the securities in Citizens’ investment securities portfolio were classified as available for sale. A summary of investment securities balances is provided below.

Investment Securities

		December 31,
(in thousands)	2012	2011	2010
Securities available for sale, at fair value:
Federal agencies	$—	$—	$5,557
Collaterized mortgage obligations	661,743	365,302	599,264
Mortgage-backed	933,143	823,852	1,259,131
State and municipal	102,436	123,308	183,584
Other	303	271	1,992

Total available for sale	1,697,625	1,312,733	2,049,528
Securities held to maturity, at amortized cost:
Collaterized mortgage obligations	283,264	350,160	—
Mortgage-backed	844,086	988,930	363,427
State and municipal	98,918	104,964	111,405

Total held to maturity	1,226,268	1,444,054	474,832

Total investment securities	$2,923,893	$2,756,787	$2,524,360

Citizens maintained the risk profile of its investment securities portfolio during 2012 by increasing holdings of GNMA or agency-issued mortgage-backed securities and decreasing holdings of municipal and whole-loan mortgage-backed securities.

In June 2011 and December 2010, Citizens transferred certain mortgage-backed securities from the available for sale to the held to maturity category in accordance with Topic 320 “Investments-Debt and Equity Securities.” Management determined that it had both the ability to hold these investments to maturity and the positive intent to do so. The securities transferred in June 2011 had a total amortized cost of $924.6 million and a fair value of $943.1 million. The securities transferred in December 2010 had a total amortized cost of $179.2 million and a fair value of $181.8 million. The unrealized gain of $18.5 million in June 2011 and $2.6 million in December 2010 will be amortized over the remaining life of the securities as an adjustment of the yield, offset against the amortization of the unrealized gain maintained in accumulated other comprehensive income.

The collateralized mortgage obligations (“CMO”) sector includes securities where the underlying collateral consists of agency issued or whole loan mortgages. At December 31, 2012, the whole loan CMOs had a market value of $58.9 million with gross unrealized losses of $0.6 million. Citizens performs a thorough credit review on a quarterly basis on the underlying mortgage collateral as well as the supporting credit enhancement and structure. The results of the December 31, 2012 credit review demonstrated continued strength and no material degradation to the holdings. Additionally, Citizens determined there is no other-than-temporary impairment on any security in the investment portfolio at December 31, 2012.

Maturities and average yields of investment securities are presented in the table below.

Maturity Distribution of Investment Securities Portfolio (1)

	Due Within		One to		Five to		After
	One Year		Five Years		Ten Years		Ten Years		Total
December 31, 2012		Avg.		Avg.		Avg.		Avg.		Avg.
(in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities available for sale (2)
Collateralized mortgage obligations(3)	$80,155	2.63%	$580,049	2.07%	$1,539	4.33%	$—	—%	$661,743	2.14%
Mortgage-backed(3)	20,225	4.10	854,637	3.15	42,066	3.22	16,215	3.22	933,143	3.18
State and municipal(4)	9,369	7.04	16,311	6.85	61,794	6.23	14,962	6.10	102,436	6.38
Other	—	—	—	—	—	—	303	4.57	303	4.57

Total available for sale	$109,749	3.28	$1,450,997	2.76	$105,399	5.00	$31,480	4.60	$1,697,625	2.97

Securities held to maturity (2)
Collateralized mortgage obligations(3)	$7,107	2.38%	$276,157	3.19%	$—	—%	$—	—%	$283,264	3.17%
Mortgage-backed(3)	—	—	593,149	3.16	218,028	3.26	32,909	2.82	844,086	3.17
State and municipal(4)	4,489	4.25	21,202	4.04	55,962	4.11	17,265	4.10	98,918	4.10

Total held to maturity	$11,596	3.11	$890,508	3.19	$273,990	3.43	$50,174	3.26	$1,226,268	3.25

(1)	This table excludes stock holdings of the Federal Home Loan Bank and Federal Reserve.
(2)	Yields are based on amortized cost and are purchase yields.
(3)	Maturity distributions for collateralized mortgage obligations and mortgage-backed securities are based on estimated average lives.
(4)	Average yields on tax-exempt obligations have been computed on a tax equivalent basis, based on a 35% federal tax rate.

As of December 31, 2012, the estimated aggregate fair value of the investment securities portfolio was $109.2 million above amortized cost, consisting of gross unrealized gains of $109.9 million and gross unrealized losses of $0.7 million. Except for obligations of the U.S. Government and its agencies, no holdings of securities of any single issuer exceeded 10% of consolidated shareholders’ equity at December 31, 2012 or 2011. A summary of estimated fair values and unrealized gains and losses for the major components of the investment securities portfolio is provided in Note 2 to the Consolidated Financial Statements. Citizens’ policies with respect to the classification of investments in debt and equity securities are discussed in Note 1 to the Consolidated Financial Statements. During 2012, money market deposits decreased to $186.3 million from $313.6 million as funds were invested in higher yielding assets.

Loan Portfolio

Citizens primarily extends credit within its local markets in Michigan, Wisconsin, and Ohio. Citizens generally lends to consumers and small to mid-sized businesses and, consistent with its emphasis on relationship banking, most of these credits represent core, multi-relationship customers who also maintain deposit relationships and utilize other banking services such as treasury management. The loan portfolio is diversified by borrower and industry, with no concentration within a single industry segment that exceeds 10% of total portfolio loans. Citizens has minimal loans to foreign debtors. Citizens seeks to limit its credit risk by reviewing the aggregate outstanding commitments and loans to particular borrowers and industries. Citizens obtains and monitors collateral based on the nature of the credit and the risk assessment of the customer. See “—Underwriting” for a discussion of Citizens’ underwriting policies and practices.

Loan balances by category for the past five years and an analysis of the maturity and interest rate sensitivity of commercial and industrial, and commercial real estate loans at December 31, 2012 are presented below.

Portfolio Loans (1)

(in thousands)	2012	2011	2010	2009	2008
Commercial and industrial	$1,656,292	$1,543,529	$1,474,227	$1,921,755	$2,540,925
Commercial real estate	1,242,348	1,544,361	2,120,735	2,811,539	2,947,022

Total commercial	2,898,640	3,087,890	3,594,962	4,733,294	5,487,947
Residential mortgage	546,513	637,245	756,245	1,025,248	1,248,622
Direct consumer	844,240	933,314	1,045,530	1,224,182	1,406,070
Indirect consumer	969,583	871,086	819,865	805,181	820,536

Total	$5,258,976	$5,529,535	$6,216,602	$7,787,905	$8,963,175

Portfolio Loan Maturities and Interest Rate Sensitivity

(in thousands)	Within One Year	One to Five Years	After Five Years	Total
Commercial and industrial	$995,218	$572,998	$88,076	$1,656,292
Commercial real estate	411,490	701,457	109,419	1,222,366
Real estate construction	5,686	6,951	7,345	19,982

Total commercial	$1,412,394	$1,281,406	$204,840	$2,898,640

Loans above:
With floating interest rates	596,170	742,553	112,900	1,451,623
With predetermined interest rates	816,224	538,853	91,940	1,447,017

Total	$1,412,394	$1,281,406	$204,840	$2,898,640

(1)	Excludes mortgage loans held for sale

Increases in commercial and industrial, as well as indirect loans, in 2012 reflect our targeted lending efforts during the year. Decreases in the other categories of portfolio loans during 2012 reflect the paydowns as a result of normal client activity, and continuing efforts to improve the risk profile of Citizens.

Commercial and Industrial. The commercial and industrial loan portfolio includes a diverse group of loans to companies in a variety of businesses across many industries. The purpose of these loans varies from supporting seasonal working capital needs to term financing of equipment purchases. While some short-term loans may be made on an unsecured basis, the large majority are secured by the assets being financed with collateral margins consistent with Citizens’ loan underwriting guidelines. Commercial and industrial loans are evaluated for adequacy of repayment sources at the time of approval and are regularly reviewed for any possible deterioration in the ability of the borrower to repay on agreed terms. Credit risk in commercial and industrial loans arises due to fluctuations in borrowers’ financial condition, deterioration in collateral values, and changes in market conditions.

Commercial Real Estate. The majority of this portfolio consists of commercial real estate intermediate-term loans to developers and owners of commercial real estate for single and multiple family residential as well as multi-unit commercial properties. These loans are viewed first as cash-flow loans and secondarily as loans secured by real estate.

Commercial real estate loans are subject to underwriting standards and processes specific to the risks embedded in each of the geographic markets served by Citizens, primarily Michigan and Ohio. Management monitors commercial real estate loans based on sustainable cash flow, collateral, geography, and risk rating criteria. As a general rule, Citizens avoids financing single-purpose projects unless other underwriting factors are present to help mitigate risk. Management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied “investment” real estate loans. At December 31, 2012, approximately 43% of commercial real estate loans were secured by owner-occupied properties.

Citizens proactively manages the credit performance of loans secured by commercial income producing properties. The value of loans in this portfolio have been negatively affected by tenant losses and reduced rental rates. While market conditions have stabilized, Citizens may suffer losses in these segments if market conditions deteriorate or do not continue to improve and efforts to limit these losses through execution of prudent workout strategies are unsuccessful.

Residential Mortgage Loans. The residential mortgage loan category is predominately comprised of single family owner-occupied residential properties primarily located in Michigan and Ohio. Residential mortgage loans are evaluated based on credit scores, debt-to-income ratios and loan-to-collateral value ratios.

Residential Mortgage Loan Balances By Category

	December 31,
(in thousands)	2012	2011
Fixed rate	$170,289	$203,318
Adjustable rate	375,232	430,802
Construction(1)	992	3,125

Total	$546,513	$637,245

Residential Mortgage Loan Origination Volume

	December 31,
(in thousands)	2012	2011
Fixed rate	$188,248	$147,889
Adjustable rate	9,982	9,547
Construction(1)	911	1,090

Total	$199,141	$158,526

(1)	All construction mortgages are retained by Citizens in the residential mortgage portfolio.

In June 2008, Citizens entered into a master sales agreement to sell its residential mortgage originations to a third-party servicer at a fixed rate with no recourse. Under this agreement, Citizens sells more than 95% of new mortgage origination, resulting in minimal new loans being retained in the residential mortgage portfolio. During 2012, a total of $3.4 million in originated residential mortgage loans were returned to our portfolios since these loans had characteristics (other than loan amount or new construction) that made them non-compliant with the underwriting standards of government-sponsored entities (“GSE”) Federal National Mortgage Association

(“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”) and Government National Mortgage Association (“GNMA”). These loans were underwritten with compensating factors such as mortgage insurance, maximum debt to income ratios, maximum loan-to-value ratios and minimum credit scores which Citizens believes offset the additional risks.

Prior to June 2008, when Citizens sold its residential mortgage originations to several secondary market participants, it made various standard representations and warranties. The specific representations and warranties made by Citizens depended on the nature of the transaction and the requirements of the buyer. In the event of a breach of the representations and warranties, Citizens may be required to either repurchase the mortgage loans (generally at unpaid principal balance plus accrued interest) with the identified defects or indemnify the investor. Citizens repurchased $6.2 million and $2.2 million in 2012 and 2011, respectively, of loans pursuant to such provisions. Citizens recorded $6.4 million and $4.3 million in 2012 and 2011, respectively, in Other Expense on the Consolidated Statements of Operations related to repurchasing or indemnifying such loans.

Citizens proactively manages the residential loan portfolio, and in 2011 we started to experience stability with declining levels of delinquencies and nonaccrual loans. While delinquency rates continued to stabilize and drop slightly in 2012, non-accrual loans increased largely due to our adoption of new regulatory guidance relating to clients who filed for bankruptcy and have not reaffirmed the obligation. While real estate values continue to slowly recover, the extended time frame associated with the sale of repossessed residential properties continues to stress this asset category.

Direct Consumer. The direct consumer loan category includes home equity loans and direct installment loans to individuals used to purchase boats, recreational vehicles, automobiles, and other personal items. Home equity loans consist of revolving lines of credit and fixed rate loans to consumers that are secured by residential real estate. Credit risks for these types of loans are influenced by general economic conditions, the financial strength of individual borrowers, and the value of the loan collateral. Credit risk in the direct consumer loan portfolio arises from the borrowers potentially being unable to repay the loan on agreed terms, or by a shortfall in the collateral value in relation to the outstanding loan balance in the event of default and subsequent liquidation of collateral.

Citizens originates consumer loans utilizing a credit scoring model to supplement the underwriting process. To monitor and manage consumer loan risk, policies and underwriting guidelines are developed and modified as market conditions require. This monitoring activity, coupled with relatively small loan amounts spread across many individual borrowers, reduces risk. Additionally, trend and outlook reports are reviewed by management on a regular basis.

Indirect Consumer. The indirect consumer loan category includes indirect installment loans used by customers to purchase boats and recreational vehicles. Credit risks for these types of loans are influenced by general economic conditions, the characteristics of individual borrowers, and the value of loan collateral. Additionally, credit risk may include the dealer’s ability to collect proper customer information, and adhere to appropriate lending guidelines, including but not limited to, evaluating collateral value, accurately capturing property identification numbers, and following related documentation guidelines. Credit risk in the indirect consumer loan portfolio arises from a borrower’s potential inability to repay their loan and by a potential shortfall in the collateral value in relation to the outstanding loan balance in the event of default and subsequent liquidation of collateral. Credit risk is generally controlled by reviewing the creditworthiness of the borrowers as well as taking appropriate collateral and guaranty positions.

Loans Held for Sale. Loans that Citizens has the intent and ability to sell are classified as held for sale and are carried at the lower of cost or fair value, net of estimated costs to sell. Commercial loans held for sale are comprised primarily of loans identified for sale that are recorded at the lower of carrying amount or fair value based on appraisals of the underlying collateral, which are also subject to management adjustments based on current market conditions and recent sales activity. Fair value may also be measured using the present value of expected future cash flows discounted at an appropriate interest rate. Residential mortgage loans held for sale are comprised of loans originated for sale in the ordinary course of business and selected nonperforming residential mortgage loans. The fair value of residential mortgage loans originated for sale in the secondary market is based on purchase commitments or quoted prices for similar loans. The fair value of nonperforming residential mortgage loans is based on the fair value of the underlying collateral, net of estimated costs to sell, using market prices derived from indicative pricing models which utilize projected assumptions Citizens believes potential investors would make, broker price opinions or appraisals. Gains and losses on the sales of loans are determined using the specific identification method. Subsequent valuation adjustments to reflect current fair value, as well as gains and losses on disposal of these loans are charged to noninterest income as incurred.

Held for sale loans at December 31, 2012 totaled $10.7 million, a $0.3 million or 3% increase from December 31, 2011.

Underwriting

Citizens’ Commercial Credit Policy and Underwriting Guidelines and Citizens’ Consumer Loan Credit Policy and Underwriting Guidelines (together, the “Underwriting Guidelines”) are written in a manner that is consistent with prudent banking practices and regulatory guidance applicable to each loan product. Citizens’ Underwriting Guidelines outline loan requirements and structuring parameters to determine the borrower’s financial capacity to repay under the terms of the loan and evaluate the collateral pledged to secure the loan and are designed to provide an adequate margin of safety for full collection of both principal and interest, within contractual terms. The Underwriting Guidelines provide the framework to determine that the borrower has the financial capacity to fully repay the loan, structurally mitigate credit risks, and monitor the loan’s credit performance over the term of the loan. Additionally, the Underwriting Guidelines are updated periodically in response to market and economic conditions and are reviewed by the Risk Management Committee of the Board as well as Citizens’ full Board of Directors.

The commercial Underwriting Guidelines outline product—and collateral-specific acceptable loan terms and conditions, including maximum loan to value ratios for real estate collateral, advance rates for non-real estate collateral, and debt service coverage. Acceptable credit management practices require that the borrower’s financial capacity to repay the loan be analyzed based on the most recent financial information as specified by the loan’s documented structure. It is Citizens’ general practice to obtain personal guarantees and underwrite the guarantor’s capacity to support the loan no less frequently than annually and more frequently if changes occur in the borrower’s capacity to repay or in general economic conditions that might affect the borrower. Citizens’ Underwriting Guidelines for non-owner occupied commercial real estate loans delineate maximum terms, amortizations and loan to value ratios as well as minimum equity investments and debt service coverage ratios based on property type. Generally, maximum loan terms are five years, maximum amortizations are 25 years, minimum equity requirements range from 10% to 25%, debt service coverage ratios range from 1.2 to 1.5 times and loan to value ratios range from 65% to 80%. Citizens’ Real Estate Appraisal and Environmental Policy specifies the Bank’s requirements for obtaining appraisals from licensed or certified appraisers to assess the value of the underlying collateral. New variable rate commercial loans are underwritten at fully indexed rates. Additionally, variable rate commercial loan underwriting includes stress tests of the borrower’s debt service capabilities with higher than existing interest rates and fluctuations in the underlying cash flows available for repayment.

The consumer Underwriting Guidelines outline product—and collateral-specific loan terms and conditions, including maximum debt ratios and advance rates based on the borrower’s credit score. Residential mortgage loans are evaluated based on credit scores, debt-to-income ratios, and loan to collateral value ratios. They are predominately originated in accordance with underwriting standards set forth by the government-sponsored entities FNMA, FHLMC and GNMA, which serve as the primary purchasers of loans sold in the secondary market by mortgage lenders. These underwriting standards generally require that the loans be collateralized by one-to-four family residential real estate. Automated underwriting engines deployed by a GSE are used to determine creditworthiness of the vast majority of borrowers. Maximum allowable loan-to-value (“LTV”)/combined loan-to-value (“CLTV”) on these loan products generally do not exceed 95% at origination. Citizens has not offered “no-doc/low doc” and “stated income/stated asset” loans since January 1, 2007 and does not have any of these loans in its residential mortgage portfolio. Sub-prime, initial teaser rate and negative amortization loans were originated on an exception basis prior to 2007 and have not been offered since January 1, 2007. At December 31, 2012 and 2011, the outstanding balance of these loans and the associated interest income was immaterial.

Direct consumer loans include home equity loans, and direct installment loans to individuals used to purchase boats, recreational vehicles, automobiles and other personal items. Underwriting guidelines for these loans are heavily influenced by statutory requirements, which include, but are not limited to, maximum loan-to-value ratios, credit scoring results, ability to service overall debt, and documentation requirements. Individual borrowers may be required to provide additional collateral or a satisfactory endorsement or guaranty from another person, depending on the creditworthiness of the borrower. Home equity loans consist of fully-indexed variable rate revolving lines of credit and fixed rate loans to consumers that are secured by residential real estate. Home equity loans are generally in a junior lien position and are originated through Citizens’ branches with cumulative loan-to-value ratios generally at or less than 80% of appraised collateral value. As of December 31, 2012, Citizens’ home equity portfolio totaled $682.7 million, and had an average loan size of $35,851 with an average refreshed FICO score of 741. As of December 31, 2012, other direct installment loans totaled $161.5 million and had an average loan size of $19,497 with an average refreshed FICO score of 728.

Indirect consumer loans are originated through our centralized underwriting group that has established relationships with certain dealers which meet Citizens’ underwriting guidelines and adhere to prudent business practices. The dealers are evaluated on their creditworthiness and business practices with performance monitored on an annual basis. The dealers refer customers to the centralized underwriting group, which utilizes a credit scoring model to supplement the underwriting process, and then complete the loans utilizing Citizens’ loan documents. As of December 31, 2012, indirect consumer loans had an average loan size of $24,276 with an average refreshed FICO score of 742.

Credit Risk Management

Extending credit to businesses and consumers exposes Citizens to credit risk, which is the risk that the principal balance of a loan and any related interest will not be collected under the original underwriting terms due to the inability or unwillingness of the borrower to repay the loan. Citizens lending policies and underwriting guidelines, discussed above, are designed to maximize loan income within an acceptable level of risk. Credit risk is mitigated through a comprehensive system of internal controls, which includes adherence to conservative lending practices, underwriting guidelines, collateral monitoring, and oversight of financial performance. Credit risk associated with fluctuations in economic conditions is mitigated through portfolio diversification that limits exposure to any single industry or customer. Lending policies and guidelines are reviewed by credit administration and modified on an ongoing basis as conditions change and new credit products are offered. The commercial and industrial and commercial real estate credit administration policies include a two-tier loan rating system that incorporates probability of default and loss given default to estimate a borrower’s ability to repay and the strength of the collateral supporting their loan obligation. To strengthen and monitor loan structuring and collateral position, collateral field audits are regularly performed on those credits that have a significant reliance on accounts receivable and inventory. Additionally, a reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and nonperforming and potentially problematic loans. Citizens monitors its loans in an effort to proactively identify, manage, and mitigate any potential credit quality issues and losses.

The quality of Citizens’ loan portfolio is impacted by numerous factors, including the economic environment in the markets in which Citizens operates. Citizens carefully monitors its loans in an effort to identify and mitigate any potential credit quality issues and losses in a proactive manner. Citizens performs quarterly reviews of the non-watchlist commercial credit portfolio. This process seeks to validate each reviewed credit’s risk rating, underwriting structure and exposure management under current and stressed economic scenarios while strengthening these relationships and improving communication with these clients.

Citizens maintains an independent loan review department that reviews the quality, trends, collectability and collateral margins within the loan portfolio. The loan review department validates the credit risk profile on a regular basis by sampling loans using criteria such as loan size, delinquency status, loan officer coverage and other factors. This process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel. Results of these reviews are presented to management and to the Risk Committee of the Board of Directors.

As part of the overall credit underwriting and review process, Citizens carefully monitors commercial and industrial and commercial real estate credits that are current in terms of principal and interest payments but may deteriorate in quality as economic conditions change. Commercial relationship officers monitor their clients’ financial condition and initiate changes in loan ratings based on their findings. Loans that have migrated within the loan rating system to a level that requires increased oversight, at management’s discretion, are considered ‘watchlist’ loans (generally consistent with the regulatory definition of special mention, substandard, and doubtful loans) and include loans that are in accruing or nonperforming status.

Citizens utilizes the watchlist process as a proactive credit risk management practice to help mitigate the migration of commercial loans to nonperforming status and potential loss. Once a loan is placed on the watchlist, it is reviewed quarterly by the appropriate credit and market officers to assess cash flows, collateral valuations, guarantor liquidity, and other pertinent trends. During these reviews, action plans are developed to address emerging problem loans or to implement specific actions for alternatives to strengthen the credit and/or for removing the loans from the portfolio. Additionally, loans viewed as substandard or doubtful are transferred to Citizens’ special loans or small business workout groups and are subjected to an even higher level of monitoring and workout activity.

The following table illustrates the commercial loans on the watchlist that, while still accruing interest, may be at risk due to general economic conditions or changes in borrower’s financial status.

Commercial Watchlist

Accruing loans only

	December 31,
	2012		2011		2010
(in thousands)	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio
Land hold	$2,457	56.28%	$4,115	62.90%	$21,575	76.35%
Land development	303	4.84	804	6.14	18,674	53.66
Construction	6,832	77.11	1,658	28.36	33,234	32.05
Income producing	196,685	28.51	259,971	28.45	444,450	37.96
Owner-occupied	94,940	17.81	112,756	18.63	196,915	25.15

Total commercial real estate	301,217	24.25	379,304	24.56	714,848	33.71
Commercial and industrial	136,207	8.22	227,487	14.74	347,180	23.55

Total	$437,424	15.09	$606,791	19.65	$1,062,028	29.54

The decreases in watchlist credits were primarily due to a reduction in the level of new inflows, and continued emphasis on improving the risk profile through resolutions.

The following table illustrates loans where the contractual payment is 30 to 89 days past due and interest is still accruing. While these loans are actively worked to bring them current, past due loan trends may be a leading indicator of potential future nonperforming loans and charge-offs.

Delinquency Rates By Loan Portfolio

30 to 89 days past due

	December 31,
	2012		2011		2010
(in thousands)	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio
Land hold	$—	—%	$21	0.32%	$2,233	7.90%
Land development	—	—	—	—	216	0.62
Construction	—	—	—	—	464	0.45
Income producing	1,470	0.21	2,508	0.27	20,643	1.76
Owner-occupied	695	0.13	2,345	0.39	14,705	1.88

Total commercial real estate	2,165	0.17	4,874	0.32	38,261	1.80
Commercial and industrial	1,949	0.12	2,454	0.16	9,058	0.61

Total commercial	4,114	0.14	7,328	0.24	47,319	1.32

Residential mortgage	7,641	1.40	9,544	1.50	15,389	2.03
Direct consumer	13,354	1.58	17,810	1.91	22,379	2.14
Indirect consumer	8,356	0.86	13,067	1.50	13,287	1.62

Total consumer	29,351	1.24	40,421	1.66	51,055	1.95

Total	$33,465	0.64	$47,749	0.86	$98,374	1.58

The decreases in total delinquencies were primarily the result of continued emphasis on proactively managing and resolving delinquent commercial and consumer loans along with a more stable economic environment.

Nonperforming Assets

Loans are generally placed on nonaccrual status when there is substantial doubt regarding collection of principal or interest, in full, based on Citizens’ credit policies and practices or when principal or interest is past due in excess of 90 days. When a loan is placed on nonaccrual status, interest that is accrued but not collected is reversed and charged against income. Nonperforming assets are comprised of nonaccrual loans, loans past due over 90 days and still accruing interest, nonperforming loans held for sale, and other repossessed assets acquired. Although these assets have more than a normal risk of loss, they may not necessarily result in future losses. A five-year history of nonperforming assets is presented below. The nonperforming commercial loans in this table are also reviewed as part of the watchlist process.

Nonperforming Assets and Past Due Loans

	December 31,
(in thousands)	2012	2011	2010	2009	2008
Nonperforming Assets (1)
Nonaccrual
Less than 30 days past due	$20,141	$19,225	$46,419	$89,235	$35,157
From 30 to 89 days past due	3,232	9,428	27,450	63,261	25,209
90 or more days past due	35,571	58,005	138,439	316,361	242,930

Total	58,944	86,658	212,308	468,857	303,296
Loans 90 days or more past due and still accruing	68	770	1,573	3,039	1,486

Total nonperforming portfolio loans	59,012	87,428	213,881	471,896	304,782
Nonperforming loans held for sale	3,190	2,372	24,073	65,189	74,938
Other repossessed assets acquired	5,811	12,422	42,216	54,394	57,938

Total nonperforming assets	$68,013	$102,222	$280,170	$591,479	$437,658

Nonperforming loans as a percent of portfolio loans	1.12%	1.58%	3.44%	6.06%	3.40%
Nonperforming assets as a percent of portfolio loans plus ORAA (2)	1.29	1.84	4.45	7.47	4.80
Nonperforming assets as a percent of total assets (3)	0.71	1.08	2.81	5.10	3.44
Restructured loans and still accruing	$21,033	$32,347	$6,392	$2,629	$256

Nonperforming Portfolio Loans by Type (1)
Commercial and industrial	$6,220	$17,712	$59,316	$86,284	$66,019
Commercial real estate	20,479	45,332	118,639	236,551	162,125

Total commercial	26,699	63,044	177,955	322,835	228,144
Residential mortgage	17,500	11,312	22,076	125,082	59,238
Direct consumer	12,730	12,119	12,571	21,349	14,785
Indirect consumer	2,083	953	1,279	2,630	2,615

Total nonperforming portfolio loans	$59,012	$87,428	$213,881	$471,896	$304,782

(1)	Refer to Note 4 for a summary of interest income foregone on nonaccrual and restructured loans, as of December 31, 2012.
(2)	Other real estate assets acquired (“ORAA”) includes nonaccrual loans held for sale.
(3)	Total assets exclude assets from discontinued operations.

Nonperforming assets decreased in 2012 from the previous year end due to reductions of new inflows to commercial nonperforming assets as well as continued efforts to reduce overall problem loans. Additionally, Citizens has selectively reduced the level of nonperforming loans held for sale and other repossessed assets through sales.

Some of the nonperforming loans included in the nonperforming asset table above are considered to be impaired. A loan is impaired when, based on current information and events, Citizens determines it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In most instances, impairment is measured based on the fair value of the underlying collateral. Impairment may also be measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate. Citizens measures impairment on all nonaccrual commercial and industrial and commercial real estate loans for which it has established specific reserves. This policy does not apply to large groups of smaller balance homogeneous loans, such as smaller balance commercial loans, direct and indirect consumer loans and residential mortgage loans, which are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Citizens maintains a valuation reserve for impaired loans as a part of the specific allocated allowance component of the allowance for loan losses. Cash collected on impaired nonaccrual loans is generally applied to outstanding principal.

Citizens recognizes that elevated levels of unemployment and depressed real estate values may result in many customers facing difficult financial situations. Distressed homeowners are identified and offered assistance. In order to avoid foreclosure, residential mortgage loans may be restructured for certain qualified borrowers who have the ability to make payments under the new terms of the loan. Citizens’ residential mortgage foreclosure abatement program includes several different options to modify contractual payments. Modified consumer and residential mortgage loans are considered troubled debt restructures (“TDRs”) when the debt restructure, for economic or legal reasons related to the borrower’s financial difficulties, results in a concession to the debtor that otherwise would not be considered by the bank. Citizens classifies TDRs as nonperforming loans unless the loan qualified for accruing status at the time of the restructure, or the loan has performed according to the new contractual terms for at least six months. To qualify for accruing status at the time of the restructure, the original loan must have been less than 90 days past due at the time of the restructure and the modification must not have resulted in impairment. As a result of 2012 guidance from the Office of the Comptroller of the Currency, approximately $4.0 million of residential mortgage and consumer loans were identified as TDRs because the borrower’s obligation to Citizens has been discharged in bankruptcy and the borrower has not reaffirmed the debt. These loans were reclassified as TDRs as of December 31, 2012 and consisted of $2.9 million residential mortgage loans and $1.1 million of consumer loans.

The recorded investment balance of TDRs approximated $29.1 million at December 31, 2012. TDRs of $21.0 million were on accrual status and $8.1 million of TDRs were on nonaccrual status at December 31, 2012. Of this total, $27.1 million were consumer and residential TDRs that carried a total specific reserve of $4.0 million. Of these TDRs, 37.7% involved only a reduction in interest rate, 36.8% involved both reduced interest rate and term extensions, 12.1% involved only term extensions and 13.4% were related to bankruptcies. See Note 4 to the Consolidated Financial Statements in this joint proxy statement/prospectus for information on impaired loans.

Allowance for Loan Losses

A summary of loan loss experience for the past five years appears below.

Summary of Loan Loss Experience

(dollars in thousands)	2012	2011	2010	2009	2008
Allowance for loan losses - January 1	$172,726	$296,031	$338,940	$252,938	$161,635
Provision for loan losses	23,204	138,808	392,882	323,820	280,961
Charge-offs:
Commercial and industrial	11,400	36,211	54,015	59,311	23,671
Small business	6,132	9,462	7,375	4,525	3,065
Commercial real estate	25,641	162,533	233,056	123,247	112,478

Total commercial	43,173	208,206	294,446	187,083	139,214
Residential mortgage	17,055	27,796	110,928	18,964	24,438
Direct consumer	31,559	26,932	31,392	24,388	16,657
Indirect consumer	13,415	11,771	14,295	21,234	16,889

Total charge-offs	105,202	274,705	451,061	251,669	197,198

Recoveries:
Commercial and industrial	2,099	3,457	3,860	5,783	2,732
Small business	1,048	771	483	590	175
Commercial real estate	6,460	2,511	5,540	3,580	715

Total commercial	9,607	6,739	9,883	9,953	3,622
Residential mortgage	1,934	433	720	33	29
Direct consumer	4,555	3,189	1,877	1,537	1,667
Indirect consumer	3,615	2,231	2,790	2,328	2,222

Total recoveries	19,711	12,592	15,270	13,851	7,540

Net charge-offs	85,491	262,113	435,791	237,818	189,658

Allowance for loan losses - December 31	$110,439	$172,726	$296,031	$338,940	$252,938

Portfolio loans at year-end (1)	$5,258,976	$5,529,535	$6,216,602	$7,787,905	$8,963,175
Average portfolio loans (1)	5,461,074	5,752,516	7,175,649	8,349,387	9,274,707
Allowance for loan losses as a percent nonperforming loans	187.15%	197.56%	138.41%	71.83%	82.99%
Allowance for loan losses as a percent of portfolio loans	2.10	3.12	4.76	4.35	2.82
Net loans charged off as a percent of average portfolio loans	1.57	4.56	6.07	2.85	2.04

(1)	Balances exclude mortgage loans held for sale.

Loan losses are charged against, and recoveries are credited to, the allowance for loan losses. The significant decrease in net charge-offs for 2012 compared with 2011 reflects the continued stability and steady improvement in credit metrics and economic trends.

The allowance for loan losses represents management’s estimate of an amount appropriate to provide for probable credit losses inherent in the loan portfolio as of the balance sheet date. To assess the appropriateness of the allowance for loan losses, management considers and evaluates such factors as changes in the size and character of the loan portfolio, changes in the levels of impaired or other nonperforming loans, the risk inherent in specific loans, concentrations of loans to specific borrowers or groups of borrowers, existing economic conditions, underlying collateral, and other qualitative and quantitative factors which could affect probable loan losses. The evaluation process is inherently subjective, as it requires estimates that may be susceptible to significant change and have the potential to affect net income materially. The methodology used for measuring the appropriateness of the allowance for loan losses relies on several key elements, which include specific allowances for identified impaired loans, a migration methodology based risk allocated allowance for the remainder of the portfolio and a general valuation allowance estimate. Management also considers overall portfolio indicators, including trends in historical charge-offs, a review of industry, geographic and portfolio performance, and other qualitative factors. During 2012 an independent validation of the process and methodology utilized to establish the allowance for loan losses was completed with no material findings or recommendations noted. Further discussion regarding the process for establishing the allowance for loan losses can be found in “—Critical Accounting Policies” and Note 1 to the Consolidated Financial Statements.

The allowance for loan losses is comprised of three parts: specific allocated, risk allocated, and general valuation. Nonperforming loans are reviewed under the specific allocated reserve for impairment analysis. Loss expectations are established based on specific impairment by loan. The following table summarizes the allocation of the allowance for loan losses for specific allocated, risk allocated, and general valuation allowances by loan type and the proportion of total portfolio loans represented by each loan type.

Allocation of the Allowance for Loan Losses (1)

	December 31,
	2012		2011		2010		2009		2008
(in thousands)	ALLL	Related NPL (2)	ALLL	Related NPL (2)	ALLL	Related NPL (2)	ALLL	Related NPL (2)	ALLL	Related NPL (2)
Specific allocated allowance:
Commercial and industrial	$124	$577	$42	$8,908	$9,471	$43,505	$16,280	$65,208	$16,827	$49,037
Commercial real estate	1,007	14,152	4,110	34,071	23,519	98,408	29,656	208,310	23,069	141,578
Residential mortgage	3,369	5,771	2,837	6,610	1,110	5,196	6,790	26,414	—	—
Direct consumer	657	2,059	70	1,147	130	1,074	114	1,142	—	—
Indirect consumer	—	252	—	478	—	—	—	—	—	—

Total specific allocated allowance	5,157	22,811	7,059	51,214	34,230	148,183	52,840	301,074	39,896	190,615
Risk allocated allowance:
Commercial and industrial	17,405	5,643	25,032	8,804	33,482	15,811	40,235	21,076	18,977	16,982
Commercial real estate (CRE)	26,690	6,327	58,589	11,261	99,104	20,231	116,386	28,242	91,753	20,547
Incremental risk allocated allowance - CRE	—	—	—	—	29,500	—	—	—	—	—

Total commercial	44,095	11,970	83,621	20,065	162,086	36,042	156,621	49,318	110,730	37,529
Residential mortgage	23,110	11,729	33,623	4,702	46,513	16,880	50,631	98,668	25,163	59,238
Direct consumer	27,335	10,671	32,950	10,972	32,125	11,497	33,012	20,206	28,329	14,785
Indirect consumer	8,742	1,831	12,973	475	16,577	1,279	39,462	2,630	35,860	2,615

Total risk allocated allowance	103,282	36,201	163,167	36,214	257,301	65,698	279,726	170,822	200,082	114,167

Total	108,439	59,012	170,226	87,428	291,531	213,881	332,566	471,896	239,978	304,782
General valuation allowances	2,000	—	2,500	—	4,500	—	6,374	—	12,960	—

Total	$110,439	$59,012	$172,726	$87,428	$296,031	$213,881	$338,940	$471,896	$252,938	$304,782

ALLL as a percentage of NPL
Specific allocated allowance:
Commercial and industrial	21.39%		0.48%		21.77%		24.97%		34.32%
Commercial real estate	7.12		12.06		23.90		14.24		16.29
Residential mortgage	58.39		42.93		21.37		25.71		—
Direct consumer	31.90		6.08		12.06		10.01		—
Indirect consumer	—		—		—		—		—
Total specific allocated allowance	22.61		13.78		23.10		17.55		20.93

Risk allocated allowance:
Commercial and industrial	308.47		284.31		211.76		190.91		111.75
Commercial real estate (CRE)	421.85		520.33		489.86		412.10		446.56
Incremental risk allocated allowance - CRE	—		—		N/M		—		—
Total commercial	368.40		416.76		449.71		317.58		295.05
Residential mortgage	197.03		N/M		275.55		51.31		42.48
Direct consumer	256.15		300.31		279.43		163.37		191.61
Indirect consumer	477.46		N/M		N/M		N/M		N/M
Total risk allocated allowance	285.30		450.55		391.65		163.75		175.25
Total	187.15		197.56		138.41		71.83		82.99

ALLL as a percentage of portfolio loans (3)
Risk allocated allowance: (4)
Commercial and industrial	1.05		1.63		2.34		2.17		0.76
Commercial real estate (CRE)	2.17		3.88		4.90		4.47		3.27
Incremental risk allocated allowance - CRE	—		—		N/M		—		—
Total commercial	1.53		2.75		4.69		3.51		2.09
Residential mortgage	4.27		5.33		6.19		5.07		2.02
Direct consumer	3.25		3.53		3.08		2.70		2.01
Indirect consumer	0.90		1.49		2.02		4.90		4.37
Total risk allocated allowance	1.97		2.98		4.24		3.74		2.28
Total allowance	2.10		3.12		4.76		4.35		2.82

N/M - Not Meaningful

(1)

The allocation of the allowance for loan losses in the above table is based upon ranges of estimates and is not intended to imply either limitations on the usage of the allowance or precision of the specific amounts. Citizens does not view the allowance for loan losses as being divisible among the various categories of loans. The entire allowance is available to absorb any future losses without regard to the category or categories in which the charged-off loans are classified.

(2)

Related nonperforming loans (“NPL”) amounts in risk allocated allowances include loans 90+ days past due and still accruing but classified as nonperforming. NPLs now exclude troubled debt restructurings (TDRs) that are on an accrual status and performing in accordance with their modified terms.

(3)	The portfolio balance of the loans with a specific allocated allowance is equal to the related NPL for said loans.
(4)	Portfolio loans only include loan balances evaluated for risk allocated allowance.

Total Allowance for Loan Losses. The decrease in the total allowance as of December 31, 2012 compared to December 31, 2011 was primarily the result of the improved risk profile of all asset classes and improvement in both local and macro economic trends.

Based on current conditions and expectations, Citizens believes that the allowance for loan losses is appropriate to address the estimated loan losses inherent in the existing loan portfolio at December 31, 2012. After determining what Citizens believes is an appropriate allowance for loan losses based on the risk in the portfolio, the provision for loan losses is calculated as a result of the net effect of the change in the allowance for loan losses.

Specific Allocated Allowance. The specific allocated allowance is based on probable losses on specific commercial and industrial or commercial real estate loans as well as impairment on TDRs. The allowance allocated to nonperforming commercial real estate loans is typically based on the underlying collateral’s appraised value, updated at least annually, less management’s estimates of cost to sell. The allowance allocated to nonperforming commercial and industrial loans is typically based on collateral liquidation value estimates, frequently validated by third parties. Valuations are obtained more frequently if changes in the collateral or market conditions warrant. Deterioration in individual asset values, underlying commercial loans, evidenced by refreshed appraisals and liquidation valuations, is reflected in the specific allocated allowance for commercial nonperforming loans.

The fair value of nonperforming residential mortgage loans is based on the underlying collateral’s value obtained through appraisals, updated at least semi-annually, less management’s estimates of cost to sell. The allowance allocated to restructured residential loans is typically based on the present value of the expected future cash flows discounted at the loan’s effective interest rate.

The specific allocated allowance decreased both in amount and as a percentage of nonperforming loans from 2011, primarily as a result of the decline in loan portfolio balances identified and evaluated for specific reserves.

Risk Allocated Allowance. The risk allocated allowance is comprised of several loan pool valuation allowances developed utilizing migration modeling techniques and incorporating Probability of Default and Loss Given Default assumptions which are derived from Citizens historical loan portfolio experience. Additionally management evaluates qualitative risks such as changes in asset quality; the experience, ability and effectiveness of Citizens’ lending management; the composition and concentrations of credit; and macro and local economic trends, as well as other factors to determine if adjustments to the quantitative results are appropriate.

The decrease in risk allocated allowance from 2011 was primarily related to the improved risk profile as evidenced in our improving credit metrics, as well as a stabilizing economy. A decrease in the loan portfolio balances that are evaluated for this reserve also contributed to the reduction.

General Valuation Allowance. The general valuation allowance is established to provide for potential model imprecision and other risks not entirely captured within the Risk Allocated portion of the allowance. Management considers factors such as current economic and credit metric trends along with actions or activities that may result in outcomes that differ from those historically experienced, to develop an appropriate reserve level.

As discussed in “—Critical Accounting Policies”, nonperforming commercial and industrial and commercial real estate loans are generally charged off to the extent principal due exceeds the fair value of the collateral less estimated cost to sell with the charge-off occurring when the loss is reasonably quantifiable, but not later than when the loan becomes 180 days past due. Nonperforming residential mortgage loans are generally charged off to the extent principal exceeds the current appraised value less estimated costs to sell when the loan becomes five payments past due. Nonperforming direct and indirect consumer loans (open and closed end) are generally charged off before the loan becomes 120 days past due.

Goodwill

Goodwill at December 31, 2012 was $318.2 million, unchanged from December 31, 2011. Citizens elected to perform the qualitative assessment in 2012. No events (individually or in aggregate) have occurred since the annual goodwill impairment analysis that indicates a potential impairment of goodwill. Citizens will continue to perform evaluations on an interim basis if events or circumstances indicate that impairment may exist. There can be no assurance that such tests will not result in additional material impairment charges due to further developments in the banking industry or Citizens’ markets. For further discussion of the evaluation of goodwill, see Note 6 to the Consolidated Financial Statements.

Deposits

The table below provides a year-to-year comparison of average deposit balances over the last three years. Average, rather than period-end, balances can be more meaningful in analyzing deposit funding sources because of inherent fluctuations that occur on a monthly basis within most deposit categories.

Average Deposits

	2012		2011		2010
(dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing demand	$1,747,544	—%	$1,503,430	—%	$1,306,881	—%
Interest-bearing demand	1,026,098	0.14	953,187	0.21	1,008,871	0.27
Savings	2,639,803	0.22	2,636,422	0.35	2,561,596	0.62
Time	1,902,397	1.58	2,489,703	1.85	3,405,281	2.35

Total	$7,315,842	0.51	$7,582,742	0.76	$8,282,629	1.19

Average time deposits declined due to the intentional non-renewal of high cost rate sensitive retail and brokered balances. Savings deposit balances remained relatively unchanged, as the shift in funding mix was offset by a reduction in brokered balances. The decrease in the average cost of the deposit portfolio resulted from the lower interest rate environment, partially offset by competitive deposit pricing pressures.

As of December 31, 2012, certificates of deposit of $100,000 or more accounted for approximately 7.1% of total deposits. The maturities of these deposits are summarized below.

Maturity of Time Certificates of Deposit of

$100,000 or more at December 31, 2012

(in thousands)
Three months or less	$101,662
After three but within six months	84,221
After six but within twelve months	137,503
After twelve months	187,034

Total	$510,420

Citizens gathers deposits from its markets and has used brokered deposits from time to time when cost effective. Time deposits greater than $100,000 decreased by $105.6 million at December 31, 2012 over the prior year-end primarily as a result of a planned reduction in brokered deposits and a shift in funding mix from customer time deposits to core deposits. Citizens will continue to evaluate the use of alternative funding sources such as brokered deposits to best meet its funding objectives. Citizens continues to promote relationship driven core deposit growth and stability through focused marketing efforts and competitive pricing strategies.

Borrowed Funds

Short-term borrowings consists of federal funds purchased, securities sold under agreements to repurchase, and other bank borrowings. The increase in short-term borrowings to $42.7 million at December 31, 2012 from $40.1 million at December 31, 2011 was primarily the result of an increase in short-term repurchase agreements. See Note 8 to the Consolidated Financial Statements for additional information on short-term borrowings.

Long-term debt consists of FHLB debt, subordinated notes, other promissory notes and other borrowed funds. Long-term debt totaled $850.9 million at December 31, 2012, compared with $854.2 million at December 31, 2011. FHLB debt decreased $3.4 million to $655.1 million at December 31, 2012, due to maturing advances not being replaced. Citizens restructured $350.0 million and $245.0 million in FHLB advances during 2012 and 2011, respectively which locked in lower term funding rates. The average interest rate on the 2012 restructured advances was reduced to 2.55% from 3.50% and the average remaining term was extended to 9.0 years from 3.2 years. The average interest rate on the 2011 restructured advances was reduced to 3.32% from 4.84% and the average remaining term was extended to 5.8 years from 3.3 years. As of December 31, 2012, other borrowed funds remained essentially unchanged from December 31, 2011. See Note 9 to the Consolidated Financial Statements for additional information.

Capital Resources

Citizens continues to maintain a strong capital position which supports current needs and provides a sound foundation to support lending in the communities in which we operate. Regulatory capital ratios for Citizens have remained above the “well capitalized” standards. Capital ratios are presented below.

	Regulatory Minimum
	Adequately	Well	December 31,
	Capitalized	Capitalized	2012	2011	2010
Risk based:
Tier 1 capital	4.00%	6.00%	15.71%	13.51%	12.11%
Total capital	8.00	10.00	16.97	14.84	13.51
Tier 1 Leverage	4.00	5.00	9.95	8.45	7.71

Shareholders’ equity at December 31, 2012 totaled $1.4 billion, an increase of $351.0 million or 34.4% from December 31, 2011. Book value per common share at December 31, 2012 and 2011 was $26.62 and $18.24, respectively. Both increases are due almost entirely to the net income recorded in 2012 which was heavily impacted by the elimination of the deferred tax valuation allowance.

During 2012, the Holding Company did not purchase any shares of common stock pursuant to its share repurchase program and is not likely to do so for the foreseeable future.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

In the ordinary course of business, Citizens has entered into certain contractual arrangements that require future cash payments and may impact liquidity. These obligations include deposits, issuance of debt to fund operations, purchase obligations to acquire goods or services, and property leases. The table below summarizes contractual obligations and future required minimum payments as of December 31, 2012. Refer to Notes to the Consolidated Financial Statements for further discussion of these contractual obligations.

Contractual Obligations

	Minimum Payments Due by Period
December 31, 2012 (in thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Deposits without stated maturities(1)(2)	$5,466,465	$5,466,465	$—	$—	$—
Deposits with stated maturities(1)(2)	1,694,337	1,082,449	521,072	81,557	9,259
Fed funds purchased and securities sold under agreements to repurchase(1)	42,747	42,747	—	—	—
FHLB borrowings(1)(2)	652,002	—	5,000	220,400	426,602
Other borrowed debt(1)(2)	104,088	25	61,690	41,827	546
Subordinated debt(1)(2)	91,717	17,266	—	—	74,451
Purchase obligations	106,092	45,721	47,371	13,000	—
Operating leases and non-cancelable contracts	22,761	5,752	7,709	4,386	4,914

Total	$8,180,209	$6,660,425	$642,842	$361,170	$515,772

(1)

In the banking industry, interest-bearing obligations are principally utilized to fund interest-bearing assets. As such, interest charges on related contractual obligations were excluded from reported amounts as the potential cash outflows would have corresponding cash inflows from interest—bearing assets.

(2)

This schedule excludes all carrying value adjustments, such as purchase accounting fair value adjustments, hedge accounting fair value adjustments, and unamortized premiums and discounts, that will not affect future cash payments associated with the maturity of this debt.

At December 31, 2012, Citizens’ liability for uncertain tax positions, including associated interest and penalties and net of related federal tax benefits, was $0.2 million. This liability represents an estimate of income taxes and other state taxes which may ultimately not be sustained upon examination by the tax authorities. Since the ultimate amount and timing of any future cash settlements cannot be predicted with reasonable certainty, this estimated liability has been excluded from the contractual obligations table.

Citizens has obligations not included in the above table under its retirement plans as described in Note 11 to the Consolidated Financial Statements. At December 31, 2012, the underfunded status of the cash balance pension plan for employees, the retirement health plan and the supplemental pension plans is recognized in the Consolidated Balance Sheet as an accrued liability. Citizens anticipates contributing $1.2 million in 2013 to the defined benefit pension plan as required under current funding regulations. Citizens anticipates making a contribution of $0.5 million to the nonqualified supplemental benefit plans during 2013. In addition, Citizens expects to pay $0.2 million in contributions to the postretirement healthcare benefit plan during 2013.

Off-Balance Sheet Arrangements

In the normal course of business, in order to meet the financing needs of customers and to manage exposure to interest rate risk, Citizens enters into various transactions, which, in accordance with U.S. generally accepted accounting principles, are not included in its Consolidated Balance Sheets. These transactions include commitments to extend credit, standby letters of credit, commercial letters of credit, forward commitments to sell mortgage loans, and interest rate swaps. These transactions involve, to varying degrees, elements of credit risk, market risk and liquidity risk in excess of the amount recognized in the Consolidated Balance Sheets, however, they do not represent unusual risks. Citizens minimizes its exposure to loss under these transactions by subjecting them to credit approval and monitoring procedures.

The following table presents the total notional amounts and expected maturity of off-balance sheet financial instruments outstanding at December 31, 2012 and the notional amounts outstanding at December 31, 2011.

Off-Balance Sheet Financial Instruments

		Expected Expiration Dates by Period
(in thousands)	December 31, 2012	Less than 1 year	1-3 years	4-5 years	More than 5 years	December 31, 2011
Financial instruments whose contract amounts represent credit risk:
Loan commitments to extend credit	$961,419	$507,041	$112,548	$158,453	$183,377	$932,435
Asset-based lending participations	$104,518	$2,547	$16,851	$85,120	$—	$151,194
Standby letters of credit	90,306	40,929	27,395	14,859	7,123	128,972
Financial instruments subject to interest rate risk:
Receive fixed and pay fixed swaps	185,000	—	—	135,000	50,000	385,000
Customer initiated swaps and corresponding offsets	537,600	135,663	148,275	170,125	83,537	527,361

Total	$1,878,843	$686,180	$305,069	$563,557	$324,037	$2,124,962

Loan commitments are legally binding agreements to lend cash to a customer as long as there is no breach of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee.

Standby letters of credit are written conditional commitments issued by Citizens to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, Citizens would be required to fund the commitment. The maximum potential amount of future payments Citizens could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, Citizens would be entitled to seek recovery from the customer. Standby letters of credit at December 31, 2012 decreased from December 31, 2011 primarily as a result of the current economic climate and reduced customer demand. Commercial letters of credit are written conditional commitments issued by Citizens to guarantee the performance of a customer to a third party. These guarantees are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and the third party.

The credit risk associated with commitments to extend credit and letters of credit is essentially the same as that involved with direct lending. Therefore, these agreements are subject to loan review and approval procedures and credit policies. Based upon management’s credit evaluation of the counter-party, collateral may be required as security for the agreement, including real estate, accounts receivable, inventories, and investment securities. The maximum credit risk associated with these instruments is equal to their contractual amounts, assuming that the counter-party defaults and the collateral proves to be worthless. The total contractual amounts of commitments to extend credit and letters of credit do not necessarily represent future cash requirements, since many of these agreements may expire without being drawn upon. Citizens’ commitments to extend credit and letters of credit are described in further detail in Note 16 to the Consolidated Financial Statements.

Refer to Notes 1 and 17 to the Consolidated Financial Statements for further discussion of derivative instruments.

Citizens has two active wholly owned trusts formed for the purpose of issuing securities which qualify as regulatory capital and are considered Variable Interest Entities (“VIEs”). Citizens is not the primary beneficiary, and consequently, the trusts are not consolidated in the consolidated financial statements. Each of the two active trusts issued trust preferred securities to investors in 2006 and 2003, with respect to which there remain $48.7 million and $25.8 million in aggregate liquidation amounts outstanding, respectively. The trust preferred securities held by these entities qualify as Tier 1 capital and are classified as “long-term debt” on the Consolidated Balance Sheets, with the associated interest expense recorded in “long-term debt” on the Consolidated Statements of Operations. The expected losses and residual returns of these entities are absorbed by the trust preferred stock holders, and consequently Citizens is not exposed to loss related to these VIEs. Refer to Note 9 to the Consolidated Financial Statements for further discussion.

At December 31, 2012, the unpaid principal balance of mortgage loans serviced for others was $237.3 million. These loans are not recorded on the Consolidated Financial Statements. Capitalized servicing rights relating to the serviced loans were $0.8 million at December 31, 2012.

Assets held in a fiduciary or agency capacity are not included in the Consolidated Financial Statements because they are not assets of Citizens. The total assets managed or administered by Citizens at December 31, 2012, in its fiduciary or agency capacity, were $2.1 billion.

Liquidity Risk Management

Citizens monitors and manages its liquidity position so that funds will be available at a reasonable cost to meet financial commitments, to finance business expansion and to take advantage of unforeseen opportunities. Liquidity management involves projecting funding requirements and maintaining sufficient capacity to meet those needs and accommodate fluctuations in asset and liability levels due to changes in business operations or unanticipated events. Sources of liquidity include deposits and other customer-based funding, and wholesale market funding.

Citizens manages liquidity at two levels. The first level is at the Holding Company which owns the Bank. The second level is at the Bank. The management of liquidity at both levels is essential because the Holding Company and the Bank have different funding needs and sources, and are subject to certain regulatory guidelines and requirements. The Asset Liability Committee is responsible for establishing a liquidity policy, approving operating and contingency procedures, and monitoring liquidity on an ongoing basis. In order to maintain adequate liquidity through a wide range of potential operating environments and market conditions, Citizens conducts liquidity management and business activities in a manner designed to preserve and enhance funding stability, flexibility, and diversity of funding sources. Key components of this operating strategy include a strong focus on customer-based funding, maximizing secured borrowing capacity, maintaining relationships with wholesale market funding providers, and maintaining the ability to liquidate certain assets if conditions warrant.

Credit ratings by the nationally recognized statistical rating agencies are an important component of Citizens’ liquidity profile. Credit ratings could impact Citizens’ ability to issue debt securities and the cost to borrow money, and should not be viewed as an indication of future stock performance or a recommendation to buy, sell, or hold securities. Among other factors, the credit ratings are based on financial strength, credit quality and concentrations in the loan portfolio, the level and volatility of earnings, capital adequacy, the quality of management, the liquidity of the balance sheet, the availability of a significant base of core deposits, and Citizens’ ability to access a broad array of wholesale funding sources. Adverse changes in these factors could result in a negative change in credit ratings and impact not only the ability to raise funds in the capital markets, but also the cost of these funds. Citizens’ credit ratings were downgraded throughout 2009 and 2010. In January of 2012, Fitch Ratings raised Citizens’ long-term issuer rating from CCC to B with a positive outlook. In February of 2012, Moody’s affirmed Citizens’ ratings and raised the long-term issuer rating outlook to stable. Following the September 13, 2012 announcement of the pending merger with FirstMerit, both Moody’s and Fitch raised Citizens’ rating outlook to watch positive. Ratings are subject to revision or withdrawal at any time and each rating should be evaluated independently of any other rating. The current credit ratings for the Holding Company and the Bank, the dates on which the ratings were last issued and the outlook watch status of the ratings are displayed in the following table. An explanation of these ratings may be obtained from the respective rating agency.

Credit Ratings

	Moody’s	Fitch Ratings
Citizens Republic Bancorp (Holding Company)
Long-term Issuer	B2 (WP)	B (WP)
	9/13/2012	9/17/2012
Short-term/Commercial Paper	NP (WP)	B (WP)
	9/13/2012	9/17/2012
Trust Preferred	Caa2 (WP)	C (WP)
	9/13/2012	9/17/2012
Citizens Bank
Certificate of Deposit	Ba3 (WP)	B+ (WP)
	9/13/2012	9/17/2012

Ratings Watch Action Legend: (WP) Watch Positive, (WN) Watch Negative, (WU) Watch Uncertain, (WR) Watch Removed, (OP) Outlook Positive, (ON) Outlook Negative, (OS) Outlook Stable, (OD) Outlook Developing

The primary sources of liquidity for the Holding Company are dividends from and returns on investment in its subsidiary and existing cash resources. Banking regulations limit the amount of dividends a financial institution may declare to a parent company in any calendar year. The Bank is subject to dividend limits under the laws of the state in which it is chartered and to the banking regulations previously discussed. Federal and national chartered financial institutions are generally allowed to make dividends or other capital distributions in an amount not exceeding the current calendar year’s net income, plus retained net income of the preceding two years. Distributions in excess of this limit require prior regulatory approval. During 2012, the Bank paid dividends in the amount of $25.0 million to the Holding Company and did not pay any dividends in 2011 or 2010. The ability to borrow funds on both a short-term and long-term basis and to sell equity securities provides an additional source of liquidity for the Holding Company. The Holding Company’s current cash available for use totaled $81.8 million as of December 31, 2012. Citizens monitors the relationship between cash obligations and available cash resources, and believes that the Holding Company has sufficient liquidity to meet its currently anticipated short and long-term needs.

The primary source of liquidity for the Bank is customer deposits raised through the branch offices. Additional sources are wholesale borrowing, unencumbered or unpledged investment securities, access to secured borrowing at the Federal Reserve Bank of Chicago and the Federal Home Loan Bank of Indianapolis and contributions of capital from the Holding Company.
Citizens maintains a strong liquidity position, with substantial on—and off-balance sheet liquidity sources and a very stable funding base comprised of approximately 75% deposits, 9% long-term debt, 14% equity, and 2% short-term liabilities. Securities available for sale and money market investments can be sold for cash to provide additional liquidity, if necessary.

Since the first quarter of 2010, Citizens has deferred regularly scheduled quarterly interest payments on its outstanding junior subordinated debentures relating to its two trust preferred securities and suspended quarterly cash dividend payments on its fixed-rate cumulative perpetual preferred stock, TARP Preferred Stock, issued to and owned by the U.S Treasury as part of the Treasury’s Capital Purchase Program, in each case, as permitted by the underlying documentation. During the fourth quarter of 2012 Citizens began paying interest on the 2003

Debenture held by its Statutory Trust 1 including deferred interest and interest accrued on the deferred interest and Statutory Trust 1 made the related dividend payments to its associated trust preferred holders. During the first quarter of 2013 Citizens will begin paying interest on the 2006 Debenture held by its Citizens Funding Trust I including paying all previously deferred interest and interest accrued on the deferred interest and Citizens Funding Trust 1 will pay the related dividend payments to its associated trust preferred holders. Citizens will resume paying dividends on both series of trust preferred securities on the normal quarterly payment dates going forward. Dividends for Citizens TARP Preferred Stock, including deferred dividends are expected to be paid as part of the completion of a merger with FirstMerit Corporation. The Holding Company is unable to pay common stock dividends or engage in common stock repurchases until the TARP Preferred Stock dividend payments and payments deferred under our trust preferred securities are no longer in arrears.

Effective April 17, 2012, the Federal Reserve Bank of Chicago and the Michigan Office of Financial and Insurance Regulation terminated their written agreement with Citizens and its subsidiary, Citizens Bank, dated July 28, 2010.

Citizens’ long-term debt to equity ratio was to 62.1% as of December 31, 2012 compared with 83.8% as of December 31, 2011. Changes in deposit obligations and short-term and long-term debt during the fourth quarter of 2012 are further discussed in the sections titled “—Deposits” and “—Borrowed Funds.” Citizens believes that it has sufficient liquidity to meet presently known short and long-term cash-flow requirements arising from ongoing business transactions.

Interest Rate Risk

Interest rate risk refers to the risk of loss arising from changes in market interest rates. The risk of loss can be assessed by examining the potential for adverse changes in fair values, cash flows, and future earnings resulting from changes in market interest rates. Interest rate risk on Citizens’ balance sheet consists of reprice, option, and basis risks. Reprice risk results from differences in the maturity or repricing timing of asset and liability portfolios. Option risk arises from embedded options present in many financial instruments such as loan prepayment options, deposit early withdrawal options, and interest rate options. These options allow certain of Citizens’ customers and counterparties of the investment and wholesale funding portfolios the opportunity to benefit when market interest rates change, which typically results in higher costs or lower revenues for Citizens. Basis risk results when assets and liabilities reprice at the same time but based on different market rates or indices, which can change by different amounts, resulting in a narrowing of profit spread.

The asset/liability management process seeks to insulate net interest income from large fluctuations attributable to changes in market interest rates and to maximize net interest income within acceptable levels of risk through periods of changing interest rates. Accordingly, Citizens’ interest rate sensitivity is monitored on an ongoing basis by its Asset Liability Committee, which oversees interest rate risk management and establishes risk measures, limits, and policy guidelines. A combination of complementary techniques is used to measure interest rate risk exposure, the distribution of risk, the level of risk over time, and the exposure to changes in certain interest rate relationships. These measures include static repricing gap analysis, simulation of earnings, and estimates of economic value of equity.

Static repricing gap analysis provides a measurement of reprice risk on Citizens’ balance sheet as of a point in time. This measurement is accomplished through stratification of Citizens’ rate sensitive assets and liabilities into repricing periods. The sums of assets and liabilities maturing or repricing in each of these periods are compared for mismatches within each time segment. Core deposits lacking contractual maturities or repricing frequencies are placed into repricing and maturity periods based upon historical experience. Repricing periods for assets include the effects of expected prepayments on cash flows.

Rate sensitive assets repricing within one year exceeded rate sensitive liabilities repricing within one year by $906.3 million or 9.5% of total assets as of December 31, 2012 compared with $843.0 million or 8.9% of total assets at December 31, 2011. These results incorporate the impact of off-balance sheet derivatives and reflect interest rates consistent with December 31, 2012 levels. Repricing gap analysis is limited in its ability to measure interest rate sensitivity, as embedded options can change the repricing characteristics of assets, liabilities, and off-balance sheet derivatives in different interest rate scenarios, thereby changing the repricing position from that outlined above. Further, basis risk is not captured by repricing gap analysis.

Citizens utilizes a net interest income simulation model as the primary quantitative tool in measuring the amount of interest rate risk associated with changing market rates. The model measures the impact to net interest income relative to a base case scenario of hypothetical changes in interest rates over the next 12 months. These simulations incorporate assumptions including prepayment speeds on various loan and investment assets, cash flows and maturities of financial instruments, market conditions, balance sheet growth and mix, pricing, client preferences, and Citizens’ financial capital plans. These assumptions are inherently uncertain and subject to fluctuation and revision in a dynamic environment and as a result the model cannot perfectly forecast net interest income nor exactly predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to the timing, magnitude, and frequency of balance sheet component and interest rate changes, and differences in client behavior, market conditions and management strategies, among other factors.

Net interest income simulations were performed as of December 31, 2012 to evaluate the impact of market rate changes on net interest income over the subsequent 12 months assuming expected changes in balance sheet composition over that time period. If market interest rates were to increase immediately by 100 or 200 basis points (a parallel and immediate shift of the yield curve) net interest income would be expected to increase by 0.2% and 1.6%, respectively, from what it would be if rates were to remain at December 31, 2012 levels. Net interest income simulation for 100 and 200 basis point parallel declines in market rates were not performed at December 31, 2012, as the results would not have been meaningful given the current levels of short-term market interest rates. These measurements represent similar exposure to rising interest rates at December 31, 2011. Net interest income is not only affected by the level and direction of interest rates, but also by the shape of the yield curve, pricing spreads in relation to market rates, balance sheet growth, the mix of different types of assets and liabilities, and the timing of changes in these variables. Scenarios different from those outlined above, whether different by timing, level, or a combination of factors, could produce different results.

From time to time, derivative contracts are used to help manage or hedge exposure to interest rate risk and market value risk. Citizens enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Citizens’ derivative financial instruments are used to manage differences in the amount, timing, and duration of its known or expected cash receipts and expected cash payments principally related to certain variable-rate loan assets and fixed-rate borrowings. Citizens has agreements with its derivative counterparties that contain a provision where if Citizens defaults on any of its indebtedness, including a default where repayment of the indebtedness has not been accelerated by the lender, then it could also be declared in default on its derivative obligations. Citizens also has agreements with certain of its derivative counterparties that contain a provision where if it fails to maintain its status as a well or adequately capitalized institution, then the counterparty could terminate the derivative positions and Citizens would be required to settle its obligations under the agreements. Citizens has agreements with certain of its derivative counterparties containing provisions that require its debt to maintain an investment grade credit rating from each of the major credit rating agencies. Although Citizens was not in compliance at December 31, 2012, the value required to be paid under these agreements at that date if the counterparties had exercised their rights to terminate was not material. Further discussion of derivative instruments is included in Note 17 to the Consolidated Financial Statements.

Critical Accounting Policies

Citizens’ Consolidated Financial Statements are prepared in accordance with GAAP and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions, and complex judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements. Accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Actual results could differ significantly from those estimates. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such, have a greater possibility of producing results that could be materially different than originally reported. Estimates that are particularly susceptible to significant change include the determination of the allowance for loan losses, goodwill, fair value measurements, pension and postretirement benefits, and income taxes. Citizens believes that these estimates and the related policies discussed below are important to the portrayal of its financial condition and results of operations. Therefore, management considers them to be critical accounting policies and discusses them directly with the Audit Committee of the Board of Directors. Citizens’ significant accounting policies are more fully described in Note 1 to the Consolidated Financial Statements.

Allowance for Loan Losses

The allowance for loan losses represents Citizens’ estimate of probable losses inherent in the loan portfolio, the largest asset category on the consolidated balance sheet. Determining the amount of the allowance for loan losses is considered a critical accounting policy because it requires significant judgment and the evaluation of numerous factors including: loan migration and performance trends, historical and current trends in past due and nonperforming loans, risk characteristics of the various classifications of loans, existing economic conditions, the fair value of underlying collateral, the size and diversity of individual large credits, and other qualitative and quantitative factors which could affect probable credit losses. Because current economic conditions can change and future events are inherently difficult to predict, the anticipated amount of estimated loan losses, and therefore the adequacy of the allowance, could change significantly.

Citizens’ allowance for loan loss methodology is based on GAAP and SEC guidance. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management’s judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond our control, including the performance of the loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications. See “—Financial Condition—Allowance for Loan Losses” for further details of the risk factors considered by management in estimating the necessary level of the allowance for loan losses.

Citizens’ allowance for loan losses consists of three elements: (i) specific allocated allowances based on probable losses on specific commercial or commercial real estate loans, restructured residential mortgage or consumer loans; (ii) risk allocated allowance which is comprised of several loan pool valuation allowances developed utilizing migration modeling techniques and incorporating Probability of Default (“PD”) and Loss Given Default (“LGD”) assumptions which are derived from Citizens historical loan portfolio experience, and may also include additional qualitative adjustments for risks determined by the judgment of management; and (iii) the general valuation allowance is based on existing regional and local economic trends, and other judgmental factors supported by qualitative documentation.

Specific allocated allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate it is probable that Citizens will be unable to collect all amounts due according to the contractual terms of the loan. The specific allocated allowance is based on probable losses on specific commercial and industrial or commercial real estate loans as well as impairment on TDRs. The allowance allocated to nonperforming commercial real estate loans is typically based on the underlying collateral’s appraised value, updated at least annually, less management’s estimates of cost to sell. The allowance allocated to nonperforming commercial and industrial loans is typically based on collateral liquidation value estimates, frequently validated by third parties. Valuations are obtained more frequently if changes in the collateral or market conditions warrant. Deterioration in individual asset values, underlying commercial loans, evidenced by refreshed appraisals and liquidation valuations, is reflected in the specific allocated allowance for commercial nonperforming loans. TDRs are evaluated for impairment under specific allocated reserve guidance.

Citizens’ risk allocated allowance, which is comprised of several loan pool valuation allowances, employs migration modeling techniques to estimate incurred losses in each portfolio segment. The analysis utilizes PD and LGD assumptions which are applied to risk ratings assigned to commercial loans and credit scores assigned to consumer loans to develop quantitative estimates of imbedded losses. Management also evaluates internal and external qualitative factors including: (i) the experience, ability and effectiveness of Citizens’ lending management and staff; (ii) the effectiveness of loan policies, procedures and internal controls; (iii) changes in asset quality; (iv) changes in loan portfolio volume; (v) the composition and concentrations of credit; (vi) the impact of competition on loan structuring and pricing; (vii) the effectiveness of the internal loan review function; (viii) the impact of environmental risks on the portfolio (ix) the impact of rising interest rates on the portfolio and (x) the impact of loan modification programs. Citizens evaluates the degree of risk that these components have on the quality of the loan portfolio on a quarterly basis and incorporates appropriate adjustments to quantitative estimates if necessary. Adjustments to quantitative model generated projections may also include estimates of inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower’s financial condition, and the difficulty in identifying triggering events that correlate perfectly to subsequent default rates. The PD and LGD assumptions derived from the historical performance of the portfolio may not be representative of actual losses inherent in the portfolio that have not yet been realized.

The general valuation allowance is based on management’s estimate of other risks not entirely captured within the Risk Allocated portion of the allowance, such as the inherent imprecision in loan loss projection models, and is established through the consideration and evaluation of factors such as current economic and credit metric trends along with actions or activities that may result in outcomes that differ from those historically experienced.

Continuous credit monitoring processes and the analysis of loss components are the principal methods relied upon by management to ensure that changes in estimated credit loss levels are reflected in Citizens’ allowance for loan losses on a timely basis. Citizens utilizes regulatory guidance and its own experience in this analysis. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgment on information available to them at the time of their examination.

Actual loss ratios experienced in the future may vary from those projected. In the event that management overestimates future cash flows or underestimates losses on loan pools, we may be required to increase the allowance for loan losses through the provision for loan losses, which would have a negative impact on the results of operations in the period in which the increase occurred. Note 1 to the Consolidated Financial Statements describes the allowance for loan losses accounting policy, and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in “—Financial Condition—Allowance for Loan Losses.”

Goodwill

Goodwill arises from business acquisitions and is initially measured as the excess of the cost of the acquired business over the sum of the amounts assigned to assets acquired less liabilities assumed. Citizens’ goodwill, which resides almost entirely in the Regional Banking reporting unit, is evaluated at least annually for impairment. Citizens performs this annual test on its major reporting units (which are equivalent to Citizens’ lines of business) as of October 1 of each year. Goodwill impairment analyses are performed on a more frequent basis if events or circumstances indicate that it is more likely than not that the fair values of the reporting units are below their respective carrying amounts. Such events could include a significant adverse change in legal factors or in the business climate, an adverse action by a regulator, an unanticipated change in the competitive environment, an unanticipated loss of key employees, a decision to change the operations or dispose of a reporting unit, cash or operating losses, significant revisions to forecasts, or a long-term negative outlook for the industry.

With the issuance of ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): “Testing Goodwill for Impairment” the FASB introduced an optional qualitative assessment for testing goodwill for impairment. Citizens adopted this ASU in the first quarter of 2012. The qualitative screen permits companies to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative screen suggests that the fair value may be less than its carrying amount, the company would have to perform the annual two-step test. If a company concludes otherwise, it has completed its goodwill impairment test and does not need to perform the two-step test.

In Step 1 of the test, Citizens estimates the fair value of the reporting units using discounted cash flow models derived from internal earnings forecasts. The primary assumptions used by Citizens include ten-year earnings forecasts, terminal values based on estimated future growth rates, and discount rates based on capital asset pricing models. A Step 1 analysis is prepared for each reporting unit, including those without goodwill, in order to analyze the implied control premium, which measures the difference between the combined estimated fair value of Citizens’ reporting units calculated in Step 1 and total market value. If the carrying amount of a reporting unit exceeds its estimated fair value, Step 2 is required for those reporting units that have goodwill to measure the amount of impairment, if any.

In Step 2 of the test, if necessary, Citizens estimates the fair value of a reporting unit’s assets and liabilities in the same manner as if a purchase of the reporting unit was taking place using exit pricing, which includes estimating the fair value of other implied intangibles. Any excess of this hypothetical purchase price over the fair value of the reporting unit’s net assets (excluding goodwill) represents the implied fair value of the goodwill. If the implied fair value of goodwill calculated in Step 2 is less than the carrying amount of goodwill, an impairment loss is charged to noninterest expense to reduce the carrying amount to the implied fair value. The write down cannot exceed the carrying amount and goodwill cannot be adjusted upward for any subsequent reversal of previously recognized goodwill write downs.

The recorded balance of goodwill has not changed during 2012 and 2011. Citizens elected to perform the qualitative assessment to determine whether it is more likely than not that the fair value of goodwill was below its carrying amount as of October 1, 2012. As a starting point, Citizens considered the results of the prior year quantitative (Step 1) impairment test conducted as of October 1, 2011. The results indicated that the estimated fair value of the goodwill exceeded its carrying value by approximately 15%. Citizens then considered several factors including, but not limited to, the anticipated purchase premium related to the pending merger with FirstMerit, macroeconomic conditions, industry and market considerations, and company financial performance of Citizens. Based on the positive evidence in the analysis, Citizens concluded that it is more likely than not that our fair value of goodwill exceeds its carrying value. Citizens performed a review of events or circumstances that would require an additional analysis as of December 31, 2012. Citizens determined that no events or circumstances existed which indicated the need for an additional impairment test.

Citizens’ management believes that the estimates and assumptions used in its goodwill impairment analyses are reasonable. Further deterioration in the outlook for credit quality, changes in the value of the loan or deposit portfolios, or increases in the discount rates could have a material impact on future goodwill impairment testing results. Due to the ongoing uncertainty regarding market conditions, which may negatively impact the performance of the Regional Banking line of business, Citizens will continue to monitor the goodwill impairment indicators and perform additional interim tests, if necessary. Since this evaluation process requires Citizens to make estimates and assumptions with regard to the fair value of its reporting units, actual values may differ significantly from these estimates. Such differences could result in future impairment of goodwill that would, in turn, negatively impact Citizens’ results of operations and the business segments where the goodwill is recorded. For more information on goodwill, see Note 6 to the Consolidated Financial Statements.

Fair Value Measurements

Fair value is defined as the exit price in the principal market (or, if lacking a principal market, the most advantageous market) in which Citizens would complete a transaction. Fair value is based on management’s best estimate of the assumptions market participants would use when pricing an asset or liability and a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Citizens bases fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For assets and liabilities recorded at fair value, it is Citizens’ policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements.

A number of valuation techniques are used to determine the fair value of assets and liabilities in Citizens’ financial statements. These include quoted market prices for securities, interest rate swap valuations based upon the modeling of termination values adjusted for credit spreads with counterparties and appraisals of real estate from independent licensed appraisers, among other valuation techniques. Fair value measurement for investment securities is based upon quoted prices for similar assets, if available, or matrix pricing models. Matrix pricing is a mathematical technique widely used in the banking industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices. The securities in the investment portfolio are priced by independent providers. These providers utilize pricing models that vary by asset class and incorporate available trade, bid and other market information and for structured securities, cash flow and, when available, loan performance data. Because many fixed income securities do not trade on a daily basis, the pricing applications apply available information as applicable through processes such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. In addition, model processes to assess interest rate impact and develop prepayment scenarios are used. The impact of unobservable inputs and proprietary models are not material to the determination of fair values of these securities. In obtaining such valuation information from third parties, Citizens has evaluated their valuation methodologies used to develop the fair values in order to determine whether such valuations are representative of an exit price in Citizens’ principal markets. Further, Citizens completes a comparison of the fair value estimates quarterly by validating the data received to date provided by a separate third party. In order to then evaluate reasonableness of the market data, Citizens also independently prices a sampling of securities using data from an independent source. Should Citizens find variances, the prices are then challenged and prices are adjusted accordingly. To date, there have been no significant findings or adjustments made by Citizens. Citizens’ principal markets for its securities portfolios are the secondary institutional markets, with an exit price that is predominantly reflective of bid level pricing in those markets.

Fair value measurements for assets and liabilities where there exists limited or no observable market data are based primarily upon estimates which require significant judgment, and are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there are inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values. The fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction and considers additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. Significant changes in the aggregate fair value of assets and liabilities required to be measured at fair value or for impairment will be recognized in the statement of operations. If an impairment is determined, it could limit the ability of Citizens Bank to pay dividends or make other payments to the Holding Company.

Pension and Postretirement Benefits

Pension liabilities are established and pension costs are charged to current operations based on actuarially determined present value calculations. The valuation of the pension obligation and net periodic pension expense is considered critical as it requires management to make estimates regarding the amount and timing of expected future cash outflows including assumptions about employee mortality, assumed return on cash balances, assumed discount rate used to determine the current benefit obligation, and the long-term rate of return expected on plan assets. The long-term rate of return expected on plan assets is finalized after considering long-term returns in the general market, long-term returns experienced by the assets in the plan, and projected plan expenses. The assets are invested in certain investment funds administered by a third party. Citizens reviews its pension plan assumptions on an annual basis with an actuarial consultant to determine if the assumptions are reasonable and adjusts the assumptions to reflect changes in expectations. If Citizens were to determine that more conservative assumptions were necessary, costs would likely increase and have a negative impact on results of operations in the period in which the increase occurred.

The assumed future interest crediting rate on cash balance pension plan accounts was reduced from 4.50% for 2011 to 3.50% for 2012, which reflects the current rate environment, and will cause a slight decrease in pension expense for future periods. The determination of the discount rate used for calculating pension benefit and postretirement benefit obligations was based on a cash flow matching method. A spot yield curve for “A” rated finance bonds was converted to zero coupon equivalent bond rates. These zero coupon bond rates were matched to the actuarially determined benefit obligation annual cash flows. The resulting single discount rate was rounded to a 25 basis point increment. Based on this methodology, the discount rate used for the pension obligation was reduced to 3.50% at the end of 2012 from 4.50% and 5.00% at the end of 2011 and 2010, respectively. The discount rate used for the postretirement healthcare obligation as well as the supplemental pension benefit plans was reduced to 3.00% at the end of 2012 from 4.00% and 4.50% at the end of 2011 and 2010, respectively. Rates are set at the end of each year for use in determining the following year’s expense.

Citizens has recognized the funded status (i.e. the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income represents the net unrecognized actuarial losses and unrecognized prior service costs that will be subsequently recognized as net periodic pension cost pursuant to Citizens’ historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost. Note 11 to the Consolidated Financial Statements provides further discussion of the accounting for Citizens’ employee benefit plans and the estimates used in determining the actuarial present value of the benefit obligations and the net periodic pension expense.

Income Taxes

Income tax liabilities or assets are established for the amount of taxes payable or refundable for the current year. Deferred tax liabilities and assets are also established for the future tax consequences of events that have been recognized in Citizens’ financial statements or tax returns. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and deductions that can be carried forward (used) in future years. Citizens assesses whether a valuation allowance should be established against its deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard. In making such judgments, significant weight is given to evidence that can be objectively verified. For example, a cumulative loss in recent years is significant verifiable negative evidence, however, it can be overcome with significant verifiable positive evidence, such as multiple recent consecutive quarters of profitability, improved standing with regulators and improved capital levels. As of December 31, 2012, Citizens had no valuation allowance against our deferred tax assets.

The valuation of current and deferred tax liabilities and assets is considered critical as it requires management to make estimates based on provisions of the enacted tax laws and other future events. The assessment of tax assets and liabilities involves the use of estimates, assumptions, interpretations, and judgments concerning certain accounting pronouncements and federal and state tax codes. There can be no assurance that future events, such as court decisions or positions of federal and state taxing authorities, will not differ from management’s current assessment, the impact of which could be significant to the consolidated results of operations and reported earnings. Citizens believes its tax assets and liabilities are properly recorded in the consolidated financial statements. For more information regarding income tax accounting, see Notes 1 and 13 to the Consolidated Financial Statements.

Recent Accounting Pronouncements

Note 1 to the Consolidated Financial Statements discusses new accounting policies adopted by Citizens during 2012 and 2011 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects Citizens’ financial condition, results of operations or liquidity, the impact is discussed elsewhere in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

DESCRIPTION OF FIRSTMERIT CAPITAL STOCK

As a result of the merger, Citizens shareholders who receive shares of FirstMerit common stock in the merger will become shareholders of FirstMerit. Your rights as shareholders of FirstMerit will be governed by Ohio law, the FirstMerit articles of incorporation and the FirstMerit regulations. The following description of the material terms of FirstMerit’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon completion of the merger. The following summary of FirstMerit capital stock is not complete and is qualified by reference to the FirstMerit articles of incorporation and to the FirstMerit regulations. You are urged to read the applicable provisions of Ohio law, the FirstMerit articles of incorporation and the FirstMerit regulations and U.S. federal law governing bank holding companies carefully and in their entirety.

Authorized and Outstanding Capital Stock

Pursuant to its articles of incorporation, FirstMerit has authorized for issuance 300,000,000 common shares and 7,000,000 preferred shares, which may be issued and sold without further shareholder action provided that the issuance and sale is made in compliance with FirstMerit’s articles of incorporation and regulations and with Ohio law. As of February 20, 2013 there were 109,661,053 shares of FirstMerit common stock issued and outstanding and 100,000 shares of 5.875% Non-Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) issued and outstanding.

Terms of Preferred Shares

Designation

All FirstMerit preferred shares must be of equal rank and must be identical except in respect to the particulars as may be fixed and determined by the FirstMerit board of directors, and each share of each series shall be identical in all respects with all other shares of such series, except as to the date from which dividends are cumulative.

The FirstMerit board of directors is authorized in respect of any unissued FirstMerit preferred shares to fix or change:

•

The division of such shares into series, the designation of each series (which may be by distinguishing number, letter or title) and the authorized number of shares in each series, which number may be increased (except where otherwise provided by the FirstMerit board of directors in creating the series) or decreased (but not below the number of shares thereof outstanding) by like action of the board of directors;

•	The annual dividend rates of each series;

•	The dates at which dividends, if declared, shall be payable;

•	The redemption rights and price or prices, if any, for shares of the series;

•	The terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	The amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of FirstMerit;

•

Whether the shares of the series shall be convertible into FirstMerit common shares and, if so, the conversion price or prices and the adjustments thereof, if any, and all other terms and conditions upon which such conversion may be made;

•	Restrictions on the issuance of shares of the same series or of any other class or series;

•	The voting rights attributable to each issued series of FirstMerit preferred shares, if any, subject to the limitations set forth below; and

•	The right to elect up to two additional directors, and the terms and conditions upon which such rights vest.

Dividends and Distributions

The holders of FirstMerit preferred shares of each series shall be entitled to receive out of any funds legally available for FirstMerit preferred shares as and when declared by the FirstMerit board of directors, dividends in cash at the rate for such series fixed by the board of directors, payable quarterly on the dates fixed for such series. Such dividends shall be cumulative, in the case of shares of each particular series, from and after the date of issuance thereof. No dividends may be paid or declared or set apart for any of the FirstMerit preferred shares for any quarterly dividend period unless at the same time a like proportionate dividend for the same quarterly dividend period, ratably in proportion to the respective annual dividend rates fixed therefor, shall be paid upon or declared or set apart for all FirstMerit preferred shares, of all series then issued and outstanding and entitled to receive such dividend.

Certain Restrictions

In no event, so long as any FirstMerit preferred shares are outstanding, shall any dividends, except a dividend payable in FirstMerit common shares, be paid or declared or any distribution be made, except as aforesaid, on the FirstMerit common shares, nor shall any FirstMerit common shares be purchased, retired or otherwise acquired by FirstMerit:

•

Unless all accrued and unpaid dividends on the FirstMerit preferred shares, including the full dividends for the current quarterly dividend period, have been declared and paid, or a sum sufficient for payment thereof set apart; and

•

Unless there are no arrearages with respect to the redemption of FirstMerit preferred shares of any series from any sinking fund provided for shares of such series by the FirstMerit board of directors.

Liquidation, Dissolution or Winding Up

The holders of FirstMerit preferred shares of any series shall, in the case of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of FirstMerit, be entitled to receive in full out of the assets of FirstMerit, including its capital, before any amount shall be paid or distributed among the holders of the FirstMerit common shares, the amounts fixed with respect to shares of such series in accordance with the decision of the FirstMerit board of directors, plus an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amounts due pursuant to such liquidation, dissolution or winding up of the affairs of FirstMerit.

The merger or consolidation of FirstMerit into or with any other corporation, or the merger of any other corporation into it, or the sale, lease or conveyance of all or substantially all the property of FirstMerit, shall not be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary.

Voting Rights

No series of FirstMerit preferred shares may be issued with voting rights in excess of one vote per share. The aggregate of all additional directors that may be elected by all series of FirstMerit preferred shares may not exceed two.

Series A Preferred Stock

The terms of the Series A Preferred Stock provide that holders of the Series A Preferred Stock are entitled to receive, if, when and as declared by the FirstMerit board of directors, non-cumulative cash dividends at a rate per annum equal to 5.875%, payable quarterly in arrears. No dividends may be paid on FirstMerit’s common stock or other junior stock unless all the full dividends for the latest dividend period have been declared and paid on all outstanding shares of the Series A Preferred Stock. The Series A Preferred Stock is redeemable by FirstMerit after February 4, 2018, in whole or in part, at a redemption price equal to the liquidation amount per share plus the per share amount of any declared and unpaid dividends. The Series A Preferred Stock is also redeemable in the event of certain events affecting the treatment of the Series A Preferred Stock for purposes of the capital adequacy guidelines or regulations of the Federal Reserve or other appropriate federal banking agency.

Holders of the Series A Preferred Stock have no voting rights except in limited circumstances, including: with respect to the election of two directors, whose seats are automatically added to the then-current board of directors of FirstMerit in certain circumstances where dividends have not been paid for six quarterly dividend periods or more; with respect to creating or authorizing shares of classes of stock senior to the Series A Preferred Stock; with respect to amending the FirstMerit articles of incorporation so as to adversely affect the rights, preferences, privileges or special powers of the Series A Preferred Stock; or with respect to consummating a binding share exchange or reclassification involving the Series A Preferred Stock or a merger or consolidation of FirstMerit unless the Series A Preferred Stock remains outstanding or is exchanged for preference securities with terms that are not materially less favorable than the terms of the Series A Preferred Stock.

Terms of Common Shares

Voting Rights

Cumulative Voting and Preemptive Rights. Each holder of FirstMerit common shares has the right to cast one vote for each share owned on all matters submitted to a vote of shareholders. No holder of FirstMerit common shares is entitled to the right of cumulative voting in the election of directors. The FirstMerit articles of incorporation provide that no holder of shares of any class of capital stock is entitled to preemptive rights.

Director Nominations. Any shareholder who determines to nominate a person for election as a director must deliver written notice to the Secretary of FirstMerit not later than: (1) with respect to an election to be held at an annual meeting of shareholders for the election of directors, 90 days in advance of such meeting; and (2) with respect to such an election to be held at a special meeting of shareholders, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. The notice must set forth specific information regarding the nominating shareholder and nominee, and must be accompanied by a consent of the nominee to serve as a director if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with this procedure.

Special Meetings. A special meeting of shareholders of FirstMerit can be called by the president, by the board of directors acting at a meeting, by a majority of the board when not in a meeting, or by shareholder(s) owning one-half or more of the outstanding FirstMerit common shares.

Action Without a Meeting. The Ohio Revised Code provides that any shareholder action to be taken by written consent without a meeting must be done unanimously. However, pursuant to the terms of the FirstMerit regulations, the regulations may be amended or new regulations may be adopted by the shareholders without a meeting by written consent of the holders of shares entitling them to exercise a majority of the voting power of FirstMerit on such proposal.

Mergers, Consolidations, Dissolutions, Combinations and Other Transactions. Subject to the provisions discussed in “— Anti-Takeover Statutes” below, Ohio law requires a merger, consolidation, dissolution, disposition of all or substantially all of a corporation’s assets, and a “majority share acquisition” or “combination” involving issuance of shares with one-sixth or more of the voting power of the corporation be adopted by the affirmative vote of the holders of shares entitled to exercise at least two-thirds of the voting power of the corporation on such proposal, unless the articles of incorporation specify a different proportion (but not less than a majority). Adoption by the affirmative vote of the holders of two-thirds of any class of shares, unless otherwise provided in the articles, may also be required if the rights of holders of that class are affected in certain respects by the merger or consolidation.

The FirstMerit articles of incorporation modify such voting requirements. Article Seventh of the FirstMerit articles of incorporation currently provides that, notwithstanding the above provisions of Ohio law generally requiring the affirmative vote of the holders of shares entitled to exercise at least two-thirds of the voting power of a corporation, such matters may be approved by the affirmative vote of a majority of the voting power of FirstMerit, as represented by a majority of the outstanding voting shares of each class of FirstMerit common shares entitled to vote as a class.

Amendment to Corporate Governance Documents. Pursuant to the provisions of the FirstMerit articles of incorporation, the articles may be amended by shareholders holding a majority of the voting power of FirstMerit at a meeting held for such purposes. The FirstMerit regulations provide for amendment by shareholders holding a majority of the voting power at a meeting, or without a meeting by written consent, of the shareholders entitled to exercise a majority of the voting power of FirstMerit on such proposal. Directors may amend the code of regulations of an Ohio corporation only to the extent permitted or provided by a corporation’s regulations, but the FirstMerit regulations do not so permit or provide.

Directors

Number; Classification. The FirstMerit regulations presently provide that the number of directors may be fixed or changed at a meeting of the shareholders called for the purpose of electing directors at which a quorum is present, or by the board of directors by the affirmative vote of at least two-thirds of the authorized number of directors, but in no event shall the number of directors exceed fifteen or be less than nine without the approval of the holders of shares entitling them to exercise a majority of the voting power of FirstMerit. Subject to the foregoing, the number of directors currently is thirteen. A director need not be a shareholder of FirstMerit.

Nominations. Nominations for the election of directors may be made by the FirstMerit board of directors or by any shareholder entitled to vote in the election of directors. However, any shareholder entitled to vote in the election of directors at a meeting may nominate a director only if written notice of such shareholder’s intent to make such nomination or nominations has been given, either by personal delivery or by U.S. mail, postage prepaid, to the Secretary of FirstMerit not later than: (1) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of the date established by the FirstMerit regulations for the holding of such meeting; and (2) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of common shares of FirstMerit entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the board of directors; and (e) the consent of each nominee to serve as a director of FirstMerit if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Removal; Vacancy. A director may be removed with or without cause during the term of office for which he or she was elected by shareholders by a vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed. The FirstMerit regulations provide that vacancies in the FirstMerit board of directors, whether occurring by reason of a resignation or otherwise, may be filled by the board of directors acting by a vote of a majority of directors then in office, even if less than a quorum.

Indemnification, Insurance and Limitation of Director Liability. Under Ohio law, Ohio corporations are authorized to indemnify directors, officers, employees and agents within prescribed limits and must indemnify them under certain circumstances. Ohio law does not provide statutory authorization for a corporation to indemnify directors, officers, employees and agents for settlements, fines or judgments in the context of derivative suits. It provides, however, that directors (but not officers, employees and agents) are entitled to mandatory advancement of expenses, including attorneys’ fees, incurred in defending any action, including derivative actions, brought against the director, provided the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation’s best interests.

Ohio law does not authorize payment of expenses or judgments to a director, officer, employee or agent after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is required, however, to the extent such person succeeds on the merits. In all other cases, if a director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, indemnification is discretionary except as otherwise provided by a corporation’s articles or code of regulations or by contract and except with respect to the advancement of expenses of directors.

Under Ohio law, a director is not liable for monetary damages unless it is proved by clear and convincing evidence that his action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. There is, however, no comparable provision limiting the liability of officers, employees or agents of a corporation. The statutory right to indemnification is not exclusive in Ohio, and Ohio corporations may, among other things, procure insurance for such persons.

The FirstMerit articles provide that FirstMerit may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of FirstMerit, or of any other corporation or organization for which he was serving as a director, officer, employee or agent at the request of FirstMerit.

FirstMerit has entered into indemnification agreements with each of its directors and executive officers and has acquired insurance for its obligations to provide indemnification to its officers and directors.

Anti-Takeover Statutes

Ohio Control Share Acquisition Act. The Ohio Control Share Acquisition Act (the “Acquisition Act”) provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must be followed prior to consummation of a proposed “control share acquisition,” which is defined as any acquisition of an issuer’s shares which would entitle the acquirer, immediately after such acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any of the following ranges of such voting power: (1) one-fifth or more but less than one-third of such voting power; (2) one-third or more but less than a majority of such voting power; or (3) a majority or more of such voting power.

The Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations so provide. FirstMerit has opted out of the Acquisition Act.

Ohio Merger Moratorium Statute. The Ohio Merger Moratorium Statute (the “Merger Moratorium Act”) prohibits certain business combinations and transactions between an “issuing public corporation” and a beneficial owner of 10% or more of the shares of the corporation (an “interested shareholder”) for at least three years after the interested shareholder attains 10% ownership, unless the board of directors of the issuing public corporation approves the transaction before the interested shareholder attains 10% ownership. An “issuing public corporation” is defined as an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. Examples of transactions regulated by the Merger Moratorium Act include the disposition of assets, mergers and consolidations, voluntary dissolutions, and the transfer of shares (“Moratorium Transactions”).

Subsequent to the three-year period, a Moratorium Transaction may take place provided that certain conditions are satisfied, including: (1) the board of directors approves the transaction; (2) the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or (3) the business combination results in shareholders, other than the interested shareholder, receiving a fair price plus interest for their shares. The Merger Moratorium Act is applicable to all corporations formed under Ohio law, but a corporation may elect not to be covered by the Merger Moratorium Act, or subsequently elect to be covered, with an appropriate amendment to its articles of incorporation. FirstMerit has not taken any such corporate action to opt out of the Merger Moratorium Act.

Ohio “Anti-Greenmail” Statute. Pursuant to the Ohio “Anti-Greenmail” Statute (the “Anti-Greenmail Statute”), a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either: (1) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation; or (2) that his purpose was not to increase any profit or decrease any loss in the stock. Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of a corporation if the corporation refuses to bring an action to recover these profits. The party bringing such an action may recover his attorneys’ fees if the court having jurisdiction over such action orders recovery of any profits. An Ohio corporation may elect not to be covered by the Anti-Greenmail Statute with an appropriate amendment to its articles of incorporation, but FirstMerit has not taken any such corporate action to opt out of the statute.

Control Bid Provisions of the Ohio Securities Act. Ohio law further requires that any offeror making a control bid for any securities of a “subject company” pursuant to a tender offer must file information specified in the Ohio Securities Act with the Ohio Division of Securities when the bid commences. The Ohio Division of Securities must then decide whether it will suspend the bid under the statute. If it does so, it must make a determination within three calendar days after the hearing has been completed and no later than 14 calendar days after the date on which the suspension is imposed. For this purpose, a “control bid” is the purchase of, or an offer to purchase, any equity security of a subject company from a resident of Ohio that would, in general, result in the offeror acquiring 10% or more of the outstanding shares of such company. A “subject company” includes any company with both: (1) its principal place of business or principal executive office in Ohio or assets located in Ohio with a fair market value of at least $1,000,000; and (2) more than 10% of its record or beneficial equity security holders are resident in Ohio, more than 10% of its equity securities are owned of record or beneficially by Ohio residents, or more than 1,000 of its record or beneficial equity security holders are resident in Ohio.

Bank Holding Company Act. The Bank Holding Company Act requires the prior approval of the Board of Governors of the Federal Reserve System in any case where a bank holding company proposes to acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank that is not already majority-owned by it, to acquire all or substantially all of the assets of another bank or bank holding company, or to merge or consolidate with any other bank holding company.

Dividends

An Ohio corporation may pay dividends out of surplus, however created, but must notify its shareholders if a dividend is paid out of capital surplus. The ability of FirstMerit to pay dividends to its shareholders is largely dependent on the amount of dividends which may be declared and paid to it by its subsidiaries. There are a number of statutory and regulatory requirements applicable to the payment of dividends by banks, savings associations and bank holding companies and there are certain contractual obligations that may limit FirstMerit’s ability to pay dividends on its common shares.

Transfer Agent

FirstMerit’s transfer agent is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219; telephone number (800) 937-5449.

COMPARISON OF SHAREHOLDERS’ RIGHTS

FirstMerit is incorporated in Ohio and Citizens is incorporated in Michigan. Your rights as a Citizens shareholder are governed by the Michigan Compiled Laws, the Citizens restated articles and the Citizens bylaws. Upon completion of the merger, as a FirstMerit shareholder your rights will be governed by the Ohio Revised Code, the FirstMerit articles of incorporation and the FirstMerit regulations.

The following is a summary of the material differences between the rights of holders of FirstMerit common stock and the rights of holders of Citizens common stock, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the MBCA, the Ohio Revised Code, the FirstMerit articles of incorporation, the Citizens restated articles, the FirstMerit regulations and the Citizens bylaws. The FirstMerit articles of incorporation, the Citizens restated articles, the FirstMerit regulations and the Citizens bylaws are subject to amendment in accordance with their respective terms. Copies of the governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information” on page 267.

CITIZENS	FIRSTMERIT

AUTHORIZED CAPITAL STOCK

Citizens’ restated articles authorize 105,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value.	FirstMerit’s articles of incorporation authorize 300,000,000 shares of common stock, no par value, and 7,000,000 shares of preferred stock, no par value.

PREEMPTIVE RIGHTS

Citizens’ shareholders have no preemptive rights and no preferential right to purchase or to subscribe for any additional shares of stock that may be issued.	FirstMerit’s shareholders have no preemptive rights and no preferential right to purchase or to subscribe for any additional shares of stock that may be issued.

VOTING RIGHTS IN AN EXTRAORDINARY TRANSACTION

Section 450.1703a of the Michigan Compiled Laws provides that the vote required to adopt an agreement of merger or share exchange at a meeting of the shareholders is the affirmative vote of the holders of a majority of the outstanding shares of the corporation entitled to vote. Citizens’ restated articles and bylaws do not change the statutory voting requirement.	Section 1701.78(F) of the Ohio Revised Code provides that the vote required to adopt an agreement of merger or consolidation at a meeting of the shareholders is the affirmative vote of the holders of shares of that corporation entitling them to exercise at least two-thirds of the voting power of the corporation on such proposal or such different proportion as the articles may provide, but not less than a majority. FirstMerit’s article SEVENTH reduces such requirement to a majority of the voting power of the corporation.

AMENDMENT TO THE CHARTER/ARTICLES OF INCORPORATION

Citizens’ restated articles may be amended or new articles may be adopted by a majority vote of the outstanding shares entitled to vote on the proposed amendment.	FirstMerit’s articles of incorporation may be amended or new articles may be adopted by the shareholders by an affirmative vote of the holders of shares entitling them to exercise a majority of the voting power.

AMENDMENT TO THE BYLAWS

Citizens’ bylaws may generally be amended or new bylaws may be adopted by Citizens’ Board of Directors; however, in the case of an amendment to Article II, Section 3 of Citizens’ bylaws, which deals with special meetings of shareholders, the affirmative vote of the holders of not less than two thirds of the outstanding shares of Citizens’ common stock entitled to vote is required.	FirstMerit’s regulations may be amended or new regulations may be adopted by the shareholders by an affirmative vote of the holders of shares entitling them to exercise a majority of the voting power, or without a meeting by written consent of the holders of shares entitling them to exercise a majority of the voting power.

APPRAISAL/DISSENTERS’ RIGHTS

Under the Section 450.1762 of the Michigan Compiled Laws, a shareholder may not dissent from a merger as to shares that are listed on a national securities exchange on the record date fixed to vote on the corporate action. Citizens’ shares are listed on the Nasdaq, and as such dissenters’ rights are not available.	Under Section 1701.84 of the Ohio Revised Code, dissenters’ rights are not available where the shares of the corporation for which the dissenting shareholder would otherwise be entitled to dissenters’ rights are listed on a national securities exchange as of the day immediately preceding the date on which the vote on the proposal is taken at the meeting of the shareholders. FirstMerit’s shares are listed on the Nasdaq, and as such dissenters’ rights are not available.

SPECIAL MEETINGS OF SHAREHOLDERS

Special meetings of the shareholders of Citizens may be called by the chairman of the board or by the president and must be called by the president or secretary at the request in writing of a majority of the board, or at the request in writing of shareholders owning, in the aggregate, at least two-thirds of Citizens’ outstanding capital stock entitled to vote.	Special meetings of the shareholders of FirstMerit may be called by the president, by the board, or by persons who hold not less than fifty percent (50%) of all shares outstanding and entitled to vote thereat.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Nominations for the election of directors may be made by the board of directors or by any shareholder of record both at the time of giving of notice and at the time of the annual meeting, and who is entitled to vote at the meeting for the election of directors. Timely written notice of a shareholder’s intent to make a nomination must be given, either by personal delivery or by United States mail, postage prepaid, to the Citizens’ secretary. To be timely with respect to an election at an annual meeting of shareholders, a shareholder’s notice must be delivered to the secretary at Citizens’ principal executive offices not later than the close of business on the 90th day prior to the first anniversary of the	Nominations for the election of directors may be made by the board of directors or by any shareholder entitled to vote in the election of directors. However, any shareholder entitled to vote in the election of directors at a meeting may nominate a director only if written notice of such shareholder’s intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the FirstMerit’s secretary not later than (a) with respect to an election to be held at an annual meeting of shareholders, ninety (90) days in advance of the date established by the FirstMerit regulations for the holding of such meeting, and (b) with respect to an

preceding year’s annual meeting. To be timely with respect to an election to be held at a special meeting of shareholders, a shareholder’s notice must be delivered to the secretary at Citizens’ principal executive offices not later than the close of business on the seventh day following the date on which public announcement of the date of such meeting and the nominees proposed by the directors is first made. In no event shall the public announcement of a postponement or adjournment of an annual or special meeting to a later date or time commence a new time period for the giving of a shareholder’s notice as described above. Each public notice must set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of Citizens’ common stock entitled to vote at such meeting and of the number of shares beneficially owned by such shareholder (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended), and that the shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by the board of directors; (e) the consent of each nominee to serve as a director of the Citizens if so elected; and (f) a representation as to whether or not the shareholder will solicit proxies in support of his nominee(s).	election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh (7th) day following the date on which notice of such meeting is first given to shareholders. Each such notice shall set forth (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated, (b) a representation that the shareholder is a holder of record of shares of FirstMerit entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the board of directors, and (e) the consent of each nominee to serve as a director of FirstMerit if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

BOARD OF DIRECTORS

Number of Directors

Pursuant to Article VI of Citizens’ restated articles, the number of directors must be not less than ten nor more than twenty-five, with the exact number determined from time to time by a majority of the board.	Pursuant to Article III of FirstMerit’s regulations, the number of directors may be fixed or changed at a meeting of the shareholders called for the purpose of electing directors at which a quorum is present, or by the board of directors by the affirmative vote of at least two-thirds (2/3) of the authorized number of directors, but in no event shall the number of directors exceed fifteen (15) or be less than nine (9) without the approval of the holders of shares entitling them to exercise a majority of the voting power of FirstMerit. Currently there are thirteen (13) directors on the board of directors, which will be increased to fifteen (15) directors as of the effective time of the merger.

Classification

Citizens’ board is not classified. All directors are elected at each annual meeting.	FirstMerit’s board is not classified. All directors are elected at each annual meeting.

Removal

A director may be removed during the term of office for which he or she was elected by a majority vote of the issued and outstanding shares entitled to vote.	A director may be removed during the term of office for which he or she was elected by shareholders by a vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed.

Vacancies

Any vacancy on Citizens’ board resulting from an increase in the number of directors may be filled by a majority of the board of directors elected and serving, and any other vacancy occurring in Citizens’ board may be filled by a majority of the directors elected and serving, although less than a quorum, or by a sole remaining director.	In the event of the occurrence of any vacancy or vacancies of the FirstMerit board, however caused, the remaining directors, though less than a majority of the whole authorized number of directors, may, by the vote of a majority of their number, fill any such vacancy for the unexpired term.

Special Meetings of the Board

Special meetings of Citizens’ board may be called by the chairman of the board or by the president on one day’s notice to each director in writing, by telephone, orally in person or by electronic communication; and special meetings shall be called by the president or secretary on like notice on the written request of twenty-five percent or more directors qualified and serving. Notice of the special meeting shall include the time and place, if any, of the meeting but neither the business to be transacted, nor the purpose of such special meeting need be specified in the notice of the meeting.	Meetings of FirstMerit’s board other than organizational meetings subsequent to annual shareholders meetings may be held at any time within or without the State of Ohio in accordance with the FirstMerit regulations, resolutions or other act by the board. The secretary shall give written notice of the time and place of all meetings of the board of directors, other than the organizational meetings, to each member of the board at least three (3) days before the meeting. Written notice of meetings of the board of directors may be waived in writing by any director. The presence of a director at a meeting of the board of directors without protesting, prior to or at the commencement of the meeting, a lack of proper notice shall be deemed a waiver by him of notice of such meeting.

Director Liability and Indemnification

Pursuant to its bylaws, Citizens’ shall, to the fullest extent permitted by applicable law, indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of Citizens) by reason of the fact that the person is or was a director or officer of Citizens, or, while serving as a director or officer of Citizens, is or was serving at the request of Citizens as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses (including actual and reasonable attorney fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Citizens or its shareholders, and with respect to any criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in or not opposed to the best interests of Citizens or its shareholders and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.	Pursuant to its articles, FirstMerit may indemnify any director or officer, any former director or officer of FirstMerit and any person who is or has served at the request of FirstMerit as a director, officer or trustee of another corporation, partnership, joint venture, trust or other enterprise (and his heirs, executors and administrators) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him by reason of the fact that he is or was such director, officer or trustee in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to the full extent permitted by applicable law, as the same may be in effect from time to time. The indemnification provided for herein shall not be deemed to restrict the right of FirstMerit to (i) indemnify employees, agents and others as permitted by such law, (ii) purchase and maintain insurance or provide similar protection on behalf of directors, officers or such other persons against liabilities asserted against them or expenses incurred by them arising out of their service to FirstMerit as contemplated by the FirstMerit articles of incorporation, and (iii) enter into agreements with such directors, officers, employees, agents or others indemnifying them against any and all liabilities (or such lesser indemnification as may be provided in such agreements) asserted against them or incurred by them arising out of their service to FirstMerit as contemplated by the FirstMerit articles of incorporation.

SHAREHOLDER RIGHTS PLAN

Citizens does not have a shareholder rights plan currently in effect.	FirstMerit does not have a shareholder rights plan currently in effect.

STATE ANTI-TAKEOVER STATUTES AND ARTICLE PROVISIONS

Business Combinations

Michigan does not have a control share acquisition law. Business Combinations. Michigan law contains expanded approval requirements for a merger,

Ohio Control Share Acquisition Act. The Ohio Control Share Acquisition Act (the “Acquisition Act”) provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must be followed prior to consummation consolidation or share exchange or any sale or other disposition of assets having an aggregate book value of more than 10% of the corporation’s networth, between the corporation and the beneficial owner, directly or indirectly, of ten percent or more of the corporation’s outstanding voting power, or an affiliate of the corporations who was at any time in the past two years a beneficial owner of more than ten percent of the corporation’s voting power (an “Interested Shareholder”). Such transactions require, in addition to any other vote required by the corporation’s articles, the affirmative vote of both (i) ninety percent of the votes of each class entitled to be cast by the shareholders of the corporation and (ii) two-thirds of the votes of each class entitled to be cast, other than the voting shares beneficially owned by the Interested Shareholder or any affiliate or associate of an Interested Shareholder. These expanded approval requirements do not apply if (i) the per share price paid to shareholders is at least equal to the highest of (A) the highest per share price paid by the Interested Shareholder during the two-year period before the announcement of the business combination, or the transaction in which the shareholder became an Interested Shareholder, whichever is higher, (B) the per share market value on the announcement date of the business combination or the date the shareholder became an Interested Shareholder, whichever is higher, or (C) for shares other than common stock, the preferential price to be paid in liquidation, (ii) the consideration paid must be in cash or the same for previously used by the shareholder, and (iii) following the transaction in which the shareholder became an Interested Shareholder but prior to the business combination (A) full dividends on preferred stock must have been paid and dividends on common stock not reduced, (B) the Interested Shareholder must not have received loans or financial assistance from the corporation, (C) the Interested Shareholder must not have become the beneficial owner of any additional shares except as part of the transaction in which it first became an Interested Shareholder, and (D) five years have elapsed.

Michigan does not have an anti-greenmail statute.

of a proposed “control share acquisition,” which is defined as any acquisition of an issuer’s shares which would entitle the acquirer, immediately after such acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any of the following ranges of such voting power: (1) one-fifth or more but less than one-third of such voting power; (2) one-third or more but less than a majority of such voting power; or (3) a majority or more of such voting power.

The Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations so provide. FirstMerit has opted out of the Acquisition Act.

Ohio Merger Moratorium Statute. The Merger Moratorium Act prohibits certain business combinations and transactions between an “issuing public corporation” and a beneficial owner of 10% or more of the shares of the corporation (an “interested shareholder”) for at least three years after the interested shareholder attains 10% ownership, unless the board of directors of the issuing public corporation approves the transaction before the interested shareholder attains 10% ownership. An “issuing public corporation” is defined as an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. Examples of transactions regulated by the Merger Moratorium Act include the disposition of assets, mergers and consolidations, voluntary dissolutions, and the transfer of shares (“Moratorium Transactions”). Subsequent to the three-year period, a Moratorium Transaction may take place provided that certain conditions are satisfied, including: (1) the board of directors approves the transaction; (2) the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or (3) the business combination results in shareholders, other than the interested shareholder, receiving a fair price plus interest for their shares. The Merger Moratorium Act is applicable to all corporations formed under Ohio law, but a corporation may elect not to be covered by the Merger Moratorium Act, or subsequently elect to be covered, with an appropriate amendment to its articles of incorporation. FirstMerit has not taken any such corporate action to opt out of the Merger Moratorium Act.

Ohio “Anti-Greenmail” Statute. Pursuant to the Ohio Anti-Greenmail Statute, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either: (1) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation; or (2) that his purpose was not to increase any profit or decrease any loss in the stock. Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of a corporation if the corporation refuses to bring an action to recover these profits. The party bringing such an action may recover his attorneys’ fees if the court having jurisdiction over such action orders recovery of any profits. An Ohio corporation may elect not to be covered by the Anti-Greenmail Statute with an appropriate amendment to its articles of incorporation, but FirstMerit has not taken any such corporate action to opt out of the statute.

Control Bid Provisions of the Ohio Securities Act. Ohio law further requires that any offeror making a control bid for any securities of a “subject company” pursuant to a tender offer must file information specified in the Ohio Securities Act with the Ohio Division of Securities when the bid commences. The Ohio Division of Securities must then decide whether it will suspend the bid under the statute. If it does so, it must make a determination within three calendar days after the hearing has been completed and no later than 14 calendar days after the date on which the suspension is imposed. For this purpose, a “control bid” is the purchase of, or an offer to purchase, any equity security of a subject company from a resident of Ohio that would, in general, result in the offeror acquiring 10% or more of the outstanding shares of such company. A “subject company” includes any company with both: (1) its principal place of business or principal executive office in Ohio or assets located in Ohio with a fair market value of at least $1,000,000; and (2) more than 10% of its record or beneficial equity security holders are resident in Ohio, more than 10% of its equity securities are owned of record or beneficially by Ohio residents, or more than 1,000 of its record or beneficial equity security holders are resident in Ohio.

DUTIES OF DIRECTORS

The standard of conduct for directors is governed by the Michigan Compiled Laws and other Michigan law. Generally, a director shall discharge his or her duties as a director (i) in good faith, (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and (iii) in a manner he or she reasonably believes to be in the best interests of the corporation.	The standard of conduct for directors is governed by the Ohio Revised Code and other Ohio law. Generally, directors of Ohio corporations must perform their duties in good faith, in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances.

OTHER MATTERS RELATING TO THE ANNUAL MEETING

OF FIRSTMERIT CORPORATION

CORPORATE GOVERNANCE

The Board of Directors — Independence

The Board of Directors of FirstMerit (the “Board of Directors” for the purposes of this “Other Matters Relating to the Annual Meeting of FirstMerit Corporation” section) is currently comprised of 13 members, all of which are nominees for re-election at the Annual Meeting, except for Mr. Strobel who joined the Board of Directors in July 2012. Additional information regarding each director nominee is set forth in “PROPOSAL NO. 5 — ELECTION OF DIRECTORS” beginning on page 205 of this joint proxy statement/prospectus. The Board of Directors has determined that each of the directors listed below meets the independence standards set forth under the rules of Nasdaq, which are reflected in the FirstMerit (the “Company,” “us,” “our” and “we” for the purposes of this “Other Matters Relating to the Annual Meeting of FirstMerit Corporation” section) Director Independence Standards (discussed below), and is an independent director. The Nasdaq independence standards include a series of objective tests, such as that the director is not an employee of FirstMerit and has not engaged in various types of business dealings with FirstMerit, to determine whether there are any relationships which would interfere with the exercise of independent judgment in carrying out the responsibilities of the director. To be considered independent, the Board of Directors must affirmatively determine that the director has no material relationship with FirstMerit. The Board of Directors has adopted Director Independence Standards, which outline the independence standards set forth in the Nasdaq listing standards and outline specific relationships that are deemed to be categorically immaterial for purposes of director independence. The Director Independence Standards are available on our website at www.firstmerit.com.

Karen S. Belden	Gina D. France

R. Cary Blair	Terry L. Haines

John C. Blickle	J. Michael Hochschwender

Robert W. Briggs	Philip A. Lloyd

Richard Colella	Clifford J. Isroff

Russ M. Strobel

The only current directors of FirstMerit that have not been deemed independent by the Board of Directors are Steven H. Baer and Paul G. Greig, FirstMerit’s Chairman, President and Chief Executive Officer (“CEO”). In reviewing the independence of Mr. Baer, the Board of Directors determined that, while all fees paid by FirstMerit Bank, N.A., a wholly-owned subsidiary of FirstMerit, to Rally Capital Services, LLC (“Rally Capital”), a consulting firm of which Mr. Baer is a member, during 2012 or any of the past three fiscal years did not exceed 5% of Rally Capital’s annual consolidated gross revenues, fees paid to Rally Capital during 2012 by customers of FirstMerit Bank did exceed 5% of Rally Capital’s annual consolidated gross revenues and might interfere with his exercise of independent judgment in carrying out his responsibilities as a director. As a result, the Board of Directors determined that Mr. Baer should not be considered an independent director.

Certain Relationships and Related Transactions

Pursuant to its charter, the Corporate Governance and Nominating Committee has the responsibility of reviewing and approving all related party transactions. FirstMerit has adopted an Insider Activities Policy that covers all transactions that are reportable under Item 404 of Regulation S-K. Extensions of credit by FirstMerit and its banking subsidiaries to “insiders” of FirstMerit and its subsidiaries are also regulated by Regulation O adopted under the Federal Reserve Act and the Federal Deposit Insurance Corporation Improvement Act. It is FirstMerit’s policy that any transactions with persons whom Regulation O defines as “insiders” (i.e., executive officers, directors, principal shareholders and their related interests) are engaged in the same manner as transactions conducted with all members of the public. Transactions are reviewed by the Corporate Governance and Nominating Committee either on a case-by-case basis or, in the case of an ongoing relationship (such as the legal services provided by the law firms identified above) are approved at the outset of the relationship and may be periodically reviewed. All loans to insiders of FirstMerit: (i) are made in the ordinary course of business; (ii) are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company; and (iii) do not involve more than the normal risk of collectibility or present other unfavorable features.

As mentioned above, director Steven H. Baer is a member of Rally Capital, a consulting firm that provided financial consulting and operational services to certain borrowers of Company subsidiaries during 2012. During fiscal 2012, FirstMerit Bank paid a total of approximately $227,875 to Rally Capital.

Attendance at Meetings

The Board of Directors held fourteen meetings during 2012. All incumbent directors attended at least 75% of the total of all meetings of the Board of Directors and any committees thereof on which such director served during the year. In accordance with FirstMerit’s Corporate Governance Guidelines (the “Corporate Governance Guidelines”), directors are expected to attend all meetings of the Board of Directors, although it is understood that, on occasion, a director may not be able to attend a meeting. Directors are encouraged to attend the Annual Meeting. All of the members of the Board of Directors attended the 2012 Annual Meeting held on April 18, 2012.

Board Leadership and Lead Independent Director

Since his appointment as President and CEO in 2006, Paul G. Greig has also served as Chairman of the Board of Directors. The Board of Directors believes that Mr. Greig is best situated to serve as Chairman of the Board of Directors based upon his significant leadership position with FirstMerit and his in-depth familiarity with the Company’s business and industry. In addition, the Board of Directors believes that Mr. Greig’s combined roles as Chairman and CEO position him to effectively identify FirstMerit’s strategic priorities and lead Board discussions on the execution of Company strategy. While each of FirstMerit’s non-employee directors brings unique experience, oversight and expertise from outside the Company and its industry, Mr. Greig’s company-specific experience and expertise allow him to effectively direct Board discussions and focus Board decision-making on those items most important to the Company’s overall success. The Board of Directors believes that the combined role of Chairman and CEO helps promote FirstMerit’s overall strategic development and facilitates the efficient flow of information between management and the Board.

While the Board of Directors believes that having a combined Chairman and CEO is essential to FirstMerit’s overall strategic development, the Board is also aware that one of its responsibilities is to oversee Company management and make performance, risk and compensation related decisions regarding management. In order to appropriately balance the Board of Directors’ focus on strategic development with its management oversight responsibilities, the Board of Directors created the position of Lead Independent Director in 2003, with Clifford J. Isroff serving as Lead Independent Director since that time. As Lead Independent Director, Mr. Isroff is responsible for chairing the Board of Directors’ Executive Committee and for presiding at all executive sessions of the Board. In addition, Mr. Isroff acts as an active liaison between management and FirstMerit’s non-employee directors, maintaining frequent contact both with Mr. Greig to advise him on the progress of the Board of Directors’ committee meetings, and with individual non-employee directors concerning recent developments affecting the Company. Through the role of an active, engaged Lead Independent Director, it is the opinion of the Board of Directors that its leadership structure is appropriately balanced between promoting FirstMerit’s strategic development with the Board’s management oversight function. The Board of Directors also believes that its leadership structure has created an environment of open, efficient communication between the Board and management, enabling the Board to maintain an active, informed role in risk management by being able to monitor and manage those matters that may present significant risks to FirstMerit.

Risk Oversight

The Board of Directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the company. The involvement of the full Board of Directors in setting the Company’s business strategy is a key part of its assessment of management’s appetite for risk and also a determination of what constitutes an appropriate level of risk for the Company.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management. In particular, the Audit Committee focuses on financial risk, including internal controls, and receives an annual risk assessment report from the Company’s internal auditors. In addition, in setting compensation, the Compensation Committee strives to create incentives that encourage a level of risk-taking behavior consistent with the Company’s business strategy. The Corporate Governance and Nominating Committee conducts an annual assessment of the Board’s structure for compliance with corporate governance. Finally, the Risk Management Committee oversees management’s implementation and enforcement of FirstMerit’s framework for managing risk throughout the Company and its subsidiaries. The Board of Directors believes that its leadership structure, as discussed above, supports the risk oversight function of the Board of Directors.

Committees of the Board of Directors

The Board of Directors conducts its business through meetings of the Board and the following committees: (i) Audit Committee; (ii) Compensation Committee; (iii) Corporate Governance and Nominating Committee; (iv) Executive Committee; and (v) Risk Management Committee. Each committee meets on a regular basis and reports their deliberations and actions to the full Board of Directors. Each of the committees has the authority to engage outside experts, advisors and counsel to the extent it considers appropriate to assist the committee in its work.

Audit Committee

The Audit Committee assists the Board of Directors in fulfilling its responsibility to oversee the accounting and financial reporting process of FirstMerit. The Audit Committee members currently are John C. Blickle (Chair), Karen S. Belden, Gina D. France and J. Michael Hochschwender. The Board has determined that it has two “audit committee financial experts” serving on its Audit Committee. John C. Blickle and Gina D. France each have been determined to have the attributes listed in the definition of “audit committee financial expert” set forth in the Instruction to Item 407(d)(5)(i) of Regulation S-K and in the Nasdaq listing requirements. Mr. Blickle acquired these attributes through education and experience as a certified public accountant. Ms. France acquired these attributes through education and her experience in the investment banking industry. All of the Audit Committee members are considered independent for purposes of Nasdaq listing requirements. The Audit Committee operates under a written charter, which is reviewed annually by the Audit Committee and the Board of Directors to reflect current Commission and Nasdaq rules, requirements and best corporate practices. A copy of the current Audit Committee Charter is available on FirstMerit’s website at www.firstmerit.com. The Audit Committee held eight meetings during 2012.

Compensation Committee

The Compensation Committee establishes policies and levels of reasonable compensation for directors, officers and employees of FirstMerit and its subsidiaries, and administers (among other plans): (i) FirstMerit’s equity plans; (ii) the Executive Cash Incentive Plan (the “ICP”); (iii) the Amended and Restated Executive Deferred Compensation Plan (the “Executive Deferred Compensation Plan”); (iv) the Executive Life Insurance Program; and (v) the Amended and Restated Director Deferred Compensation Plan (the “Director Deferred

Compensation Plan”). In addition, the Compensation Committee is involved in administering: (a) the Pension Program for Employees of FirstMerit Corporation and Affiliates (the “Pension Plan”); (b) the Executive Supplemental Retirement Plan (the “SERP”); (c) the 2008 Supplemental Executive Retirement Plan (the “2008 SERP”); (d) the Unfunded Supplemental Benefit Plan (the “Excess Plan”); (e) the 2008 Unfunded Supplemental Benefit Plan (the “2008 Excess Plan”); and (f) the 401(k) Plan. The Compensation Committee operates under a written charter, which is reviewed annually by the Compensation Committee and the Board of Directors to reflect current Commission and Nasdaq rules, requirements and best corporate practices. A copy of the current Compensation Committee Charter is available on FirstMerit’s website at www.firstmerit.com.

Pursuant to the terms of its charter, the Compensation Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Compensation Committee. In addition, the Compensation Committee may invite members of management to its meetings, as it may deem desirable or appropriate, consistent with the maintenance of the confidentiality of compensation discussions. However, FirstMerit’s CEO may not be in attendance during any portion of a meeting where the CEO’s performance or compensation are discussed, unless specifically invited by the Compensation Committee. Pursuant to its charter, the Compensation Committee has the authority to select, retain, terminate and approve the fees and other retention terms of special counsel or other experts or consultants, as it deems appropriate, without seeking approval of the Board or management. As permitted by the Compensation Committee Charter, the Compensation Committee retained the services of Gough Management Company (“Gough”), in order to provide the Compensation Committee with independent advice on executive compensation matters and to assist in its review of the compensation recommendations presented by management. During 2012, Gough: (i) prepared information for the Compensation Committee on competitive compensation levels and practices; (ii) compiled information relating to CEO compensation from selected peer banks; (iii) commented on ICP performance measures, including performance parameters and payouts; (iv) aided in determining long-term equity awards; and (v) assisted the Compensation Committee in reviewing the executive compensation recommendations presented by management. Pursuant to the terms of its retention, Gough reports directly to the Compensation Committee, which retains sole authority to select, retain, terminate and approve the fees and other retention terms of its relationship with Gough. The members of the Compensation Committee are R. Cary Blair (Chair), John C. Blickle, Terry L. Haines, J. Michael Hochschwender and Clifford J. Isroff. All members of the Compensation Committee are considered independent for purposes of Nasdaq listing requirements. The Compensation Committee held nine meetings in 2012. Additional information regarding the Compensation Committee’s role is set forth in the “Compensation Discussion & Analysis” section of this joint proxy statement/prospectus, beginning on page 211 of this joint proxy statement/prospectus.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee’s purpose is to, among other things: (i) identify and recommend individuals to the Board of Directors for nomination as members of the Board and its committees; (ii) review and reassess the corporate governance principles applicable to FirstMerit; (iii) lead the Board of Directors in its annual review of the Board’s performance; and (iv) review, evaluate and approve all related party transactions. The Corporate Governance and Nominating Committee consists of Gina D. France (Chair), John C. Blickle, Terry L. Haines and Clifford J. Isroff. All members of the Corporate Governance and Nominating Committee are independent for purposes of Nasdaq listing requirements. The Board of Directors has adopted a written charter for the Corporate Governance and Nominating Committee and the Corporate Governance Guidelines, both of which are reviewed annually by the Committee and the Board of Directors to reflect current Commission and Nasdaq rules, requirements and best corporate practices. Copies of the Corporate Governance and Nominating Committee Charter and the Corporate Governance Guidelines are available on FirstMerit’s website at www.firstmerit.com. The Corporate Governance and Nominating Committee held three meetings in 2012.

Executive Committee

The Executive Committee evaluates and responds to management’s recommendations concerning strategic planning, management and mergers and acquisitions. Additionally, the Executive Committee is authorized to act on behalf of the Board of Directors when the Board is not in session, except in certain limited circumstances. The members of the Executive Committee are Clifford J. Isroff (Chair), R. Cary Blair, John C. Blickle, Robert W. Briggs, Paul G. Greig and Philip A. Lloyd II. During 2012, the Executive Committee held ten meetings.

Risk Management Committee

The Risk Management Committee oversees management’s implementation and enforcement of FirstMerit’s framework for managing risk throughout the Company and its subsidiaries, including monitoring the lending activities of FirstMerit’s subsidiaries in order to help assure such activities are conducted in accordance with FirstMerit’s overall credit policies. Towards this end, the Risk Management Committee monitors the level and trend of key risks to FirstMerit and its subsidiaries and oversees management’s implementation and enforcement of the Company’s risk management framework. The members of the Risk Management Committee are Philip A. Lloyd II (Chair), Steven H. Baer, Karen S. Belden, Robert W. Briggs, Richard Colella, Clifford J. Isroff and Russ M. Stobel. The Risk Management Committee held eight meetings during 2012. The Risk Management Committee operates under a written charter, a copy of which is available on FirstMerit’s website at www.firstmerit.com. Additional information regarding the Risk Management Committee’s role is set forth in the “Compensation Discussion & Analysis” section of this joint proxy statement/prospectus, beginning on page 211 of this joint proxy statement/prospectus.

Policies of the Board of Directors

Majority Withheld Vote

The Board of Directors recognizes that, under the FirstMerit Articles and Regulations, director nominees who receive the greatest number of shareholder votes are automatically elected to the Board of Directors, regardless of whether the votes in favor of such nominees constitute a majority of the voting power of FirstMerit. Nevertheless, it is the policy of the Board of Directors that, in an uncontested election, any nominee for director who receives a greater number of votes “withheld” from his or her election than votes “for” such election (a “Majority Withheld Vote”), should promptly tender his or her resignation to the Chairman of the Board. Thereafter, the Board of Directors will consider the resignation offer and whether to accept or reject it. In considering whether to accept or reject the tendered resignation, the Board of Directors will consider all information and factors it deems relevant, including, without limitation: (i) the reasons (if any) given by shareholders as to why they withheld their votes; (ii) the qualifications and performance of the tendering director(s); and (iii) his or her contributions to the Board of Directors and FirstMerit. The Board of Directors will act on any tendered resignation within 90 days following certification of the shareholder vote. Following the Board of Directors’ determination, FirstMerit will promptly disclose the Board’s decision whether to accept or reject the director’s resignation offer (and, if applicable, the reasons for rejecting the resignation offer) in a press release and in a Current Report on Form 8-K. Any director who tenders his or her resignation pursuant to this provision shall not participate in the Board’s consideration or action regarding whether to accept or reject the resignation offer. If a majority of the Board of Directors receive a Majority Withheld Vote at the same election, then the independent directors who did not receive a Majority Withheld Vote will consider the resignation offers and whether to accept or reject them.

Incentive Compensation “Clawback”

To protect the interests of FirstMerit and its shareholders, the Board of Directors has implemented a policy for the clawback of incentive payments in the event an executive officer’s conduct leads to a restatement of the Company’s financial results. If the Board of Directors learns of any misconduct by an executive officer that contributed to FirstMerit having to materially restate all or a significant portion of its financial statements, the Board of Directors shall take such action as it deems necessary to address the misconduct, prevent its recurrence and, if appropriate, based on all relevant facts and circumstances, pursue remedies it deems appropriate against the wrongdoer. In determining what remedies to pursue, the Board of Directors shall take into account all relevant factors and whether such restatement was the result of negligent, intentional or gross misconduct of the executive officer. The Board of Directors will, to the full extent permitted by applicable law, in all appropriate cases, require reimbursement of any bonus paid or incentive compensation awarded to an executive officer, and/or effect the cancellation of unvested equity awards previously granted to the executive officer if: (i) the amount of the bonus or incentive compensation was calculated based on the achievement of financial results that were subsequently the subject of a material restatement; (ii) the executive officer engaged in intentional misconduct that caused or partially caused the need for the restatement; and (iii) the amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded. FirstMerit may pursue other actions, such as dismissal, legal action for breach of fiduciary duty or other means to enforce the executive officer’s obligations to the Company, as may be appropriate under the particular circumstances. In determining the appropriate action, the Board of Directors may take into account penalties or punishments imposed by third parties, such as law enforcement agencies, regulators or other authorities, although FirstMerit’s power to determine appropriate remedial action is in addition to, and not in replacement of, remedies pursued by such entities.

Shareholder Rights Plans

The Board of Directors evaluated and allowed FirstMerit’s shareholder rights plan to expire by its terms in 2006. The Board of Directors discussed at that time and confirmed its belief that it is important to retain the flexibility to adopt a shareholder rights plan in the future and to do so in advance of obtaining shareholder approval. At such time, the Board of Directors considered that rights plans can be effective to protect shareholders and FirstMerit from abusive takeover tactics and ensure that each shareholder is treated fairly in a potential acquisition of the Company. The Board of Directors noted that such plans have been effective in connection with bids for control of other companies by giving directors time to evaluate offers, investigate alternatives and take steps necessary to maximize shareholder value. The Board of Directors also has determined that adopting and disclosing a shareholder rights plan policy would be a matter of good corporate governance and of interest to FirstMerit’s shareholders.

It is the policy of the Board of Directors that it will adopt a shareholder rights plan only if either:

•	FirstMerit’s shareholders have approved the adoption of the shareholder rights plan in advance; or

•

at least a majority of the independent directors of the Board of Directors, in the exercise of their fiduciary responsibilities, determines that it is in the best interests of the shareholders under the circumstances to adopt a shareholder rights plan without the delay that would result from seeking advance shareholder approval; provided that, if such a plan has a stated term longer than 12 months, the Board will put the plan to a shareholder ratification vote within 12 months after it is adopted or the plan will expire automatically one year after it is adopted. If a shareholder rights plan is put to a shareholder vote by the Board of Directors and is not approved by a majority of the votes cast on the matter, then such plan will terminate immediately after the vote has been certified by the inspector of elections.

Director Nominations

The Corporate Governance and Nominating Committee will consider candidates for directors of FirstMerit, including those recommended by a shareholder who submits the person’s name and qualifications in writing. The Corporate Governance and Nominating Committee has no specific minimum qualifications for a recommended candidate, and does not consider shareholder recommended candidates differently from other candidates that are suggested by Board members, executive officers or other sources. The Corporate Governance and Nominating Committee considers:

•	personal qualities and characteristics, accomplishments and reputation in the business community;

•	current knowledge and contacts in the communities in which FirstMerit does business;

•	ability and willingness to commit adequate time to Board and committee matters;

•	the fit of the individual’s skills with those of other directors and potential directors in building a Board that is effective and responsive to the needs of FirstMerit;

•	diversity of viewpoints, background, experience and other demographics; and

•	the ability of the nominee to satisfy the independence requirements of Nasdaq.

As listed above, diversity of viewpoints, background, experience and other demographics is one of several criteria on which the Corporate Governance and Nominating Committee bases its evaluation of potential candidates for director positions. The inclusion of diversity in the listed criteria reflects the Board of Director’s belief that diversity is an important component of an effective Board and the Corporate Governance and Nominating Committee considers diversity aspects when it evaluates director candidates and their specific skills, expertise and background.

Under the Corporate Governance Guidelines, a director who is age 72 or older at the time of election shall not stand for re-election; provided, however, the Corporate Governance and Nominating Committee retains the authority to recommend to the Board of Directors that a director age 72 or older may stand for re-election. The Corporate Governance and Nominating Committee makes its recommendation to the Board of Directors, and nominees are selected by the Board of Directors.

Under the FirstMerit Regulations, a shareholder entitled to vote for the election of directors who intends to nominate a director for election must deliver written notice to the Secretary of FirstMerit no later than: (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of such meeting; and (ii) with respect to an election to be held at a special meeting of shareholders, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. Pursuant to the Corporate Governance Guidelines, each shareholder notice must include the following information regarding a director candidate:

1.	The name and address of the candidate;

2.	The number and class of all shares of each class of stock of FirstMerit owned of record and beneficially owned by the candidate, as reported to the nominating shareholder by the candidate;

3.	The information required of director nominees under Item 401(a), (d), (e), and (f) of Regulation S-K (relating to the nature and existence of certain business, family, and/or legal relationships between the candidate and FirstMerit, as well as the candidate’s prior business and directorship experience);

4.	The information required of nominees under Item 404(a) of Regulation S-K (relating to the nature and existence of current or potential related party transactions between the candidate and FirstMerit);

5.	A description of why the candidate meets the director criteria set forth in the Corporate Governance Guidelines;

6.	The consent of the candidate to serve as a director of FirstMerit if so elected;

7.	Any written or oral agreement or understanding with the nominating shareholder or any other person that relates in any way to FirstMerit or how the candidate would vote or serve as a director;

8.	Whether the candidate has been or is currently subject to any enforcement action or penalty or, to the candidate’s knowledge, is currently under any investigation that could lead to such an enforcement action or penalty or criminal actions; and

9.	All financial and business relationships of the candidate, or of any organization of which the candidate is an executive officer or principal shareholder or otherwise controls, with FirstMerit, the nominating shareholder or, to the candidate’s knowledge, any other shareholder of the Company that is acting in concert with the nominating shareholder.

In addition, the shareholder notice must also include the following information regarding the shareholder making the nomination:

A.	The name and address of the shareholder making the nomination;

B.	The number and class of all shares of each class of stock of FirstMerit owned of record and beneficially owned by the shareholder;

C.	A representation that the shareholder is a holder of record of FirstMerit common shares entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person specified in the notice;

D.	A description of any arrangements between the shareholder and the candidate pursuant to which the nominations are to be made;

E.	A description of any relationships, including business relationships, between the shareholder and the candidate;

F.	Whether the shareholder is acting in concert with any person with respect to FirstMerit common shares;

G.	Whether the shareholder owns, holds or has the power to vote, individually or in concert with any other person, 5% or more of any class of voting stock of any other organization that competes with FirstMerit;

H.	The information required by Item 401(f) of Regulation S-K (relating to the nature and existence of certain legal proceedings involving FirstMerit and the nominating shareholder) and whether the shareholder has been or is currently subject to any enforcement action or penalty or, to the shareholder’s knowledge, is currently under any investigation that could lead to such an enforcement action or penalty or criminal action;

I.	Whether the shareholder is acting on behalf of, or at the request of, any other shareholder; and

J.	If the shareholder is other than an individual: (i) the names of the shareholder’s five most senior executive officers (or persons performing similar roles); (ii) the names and addresses of each person that has a 10% or more voting, ownership or economic interest in the shareholder and the respective amounts of such interests; (iii) the names and addresses of each person that would be deemed to control the shareholder; and (iv) the name and address of any advisor to the shareholder that has the principal responsibility for its investment or voting decisions.

In the case of any investment fund or similar organization that is a nominating shareholder, these shareholder disclosure obligations shall also apply to the principal advisor to the fund. Also, if the shareholder is other than an individual, these disclosure requirements apply to the shareholder’s principal shareholders, CEO, and other controlling parties.

If a nominating shareholder or director candidate believes that information supplied in response to any of the above inquiries is confidential, the shareholder or nominee may request confidential treatment for such information. In such event, the information shall be maintained on a confidential basis unless the Corporate Governance and Nominating Committee is advised by counsel that disclosure is appropriate in connection with the solicitation of proxies relating to the director candidate.

In the event that it is subsequently determined that any of the information provided by the candidate or nominating shareholder is materially inaccurate, a director candidate who provided the materially inaccurate information or whose nominating shareholder provided the materially inaccurate information shall be required to resign from the Board of Directors, and, in the event of a refusal to resign, such a determination shall constitute “good cause” for removal from the Board, unless it is determined by the Corporate Governance and Nominating Committee that the inaccuracy was inadvertent.

Shareholder Proposals

Any proposals to be considered for inclusion in the proxy materials to be provided to shareholders of FirstMerit for its 2014 Annual Meeting may be made only by a qualified shareholder and must be received by FirstMerit no later than November 1, 2013.

If a shareholder intends to submit a proposal at FirstMerit’s 2014 Annual Meeting that is not eligible for inclusion in the proxy materials relating to the meeting, and the shareholder fails to give the Company notice in accordance with the requirements set forth in the Exchange Act, by January 15, 2014, then the proxy holders will be allowed to use their discretionary authority with respect to such proposal if the proposal is properly raised at the Company’s Annual Meeting in 2014. The submission of such a notice does not ensure that a proposal can be raised at FirstMerit’s Annual Meeting.

Shareholder Communications with Directors

All written communications addressed to an individual director at the address of FirstMerit or one of the offices of a subsidiary of the Company, except those clearly of a marketing nature, will be forwarded directly to the director. All written communications addressed to the Board of Directors at the address of FirstMerit or one of the offices of a subsidiary of the Company will be presented to the full Board of Directors at a meeting of the Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires FirstMerit’s directors, officers and persons who own beneficially more than ten percent of its common shares (“Section 16 Filers”) to file reports of ownership and transactions in the common shares with the Commission and to furnish FirstMerit with copies of all such forms filed. FirstMerit understands from the information provided to the Company by its Section 16 Filers that all transactions have been timely reported.

PROPOSAL NO. 5

ELECTION OF DIRECTORS

There are currently 13 directors in office, all of which have a term expiring at the Annual Meeting. Under the Corporate Governance Guidelines, a director who is age 72 or older at the time of election shall not stand for re-election unless the Corporate Governance and Nominating Committee determines that it is in the best interest of FirstMerit for such director to stand for re-election. Messrs. Blair, Colella and Isroff, whose terms as director expire at the Annual Meeting, have each reached the age of 72. However, the Corporate Governance and Nominating Committee and the Board of Directors have determined to nominate Messrs. Blair, Colella and Isroff for re-election based upon their significant accomplishments and leadership contributions as directors of FirstMerit. Based on the review of possible candidates provided by a third party, the Nominating and Governance Committee recommended Mr. Strobel to the Board of Directors for election as a director and the Board of Directors has nominated Mr. Strobel for election and to serve as a director with a term expiring at the 2014 Annual Meeting. The Board of Directors has also nominated each of the other 12 director nominees for re-election and to serve as directors with a term expiring at the 2014 Annual Meeting.

Proxies cannot be voted for a greater number of persons than the number of nominees named in the proxy statement. If any nominee should become unavailable to serve for any reason, it is intended that votes will be cast for a substitute nominee designated by the Corporate Governance and Nominating Committee and approved by the Board. The Corporate Governance and Nominating Committee has no reason to believe that any nominee named will be unable to serve if elected.

The following information, as of January 17, 2013, with respect to the age, principal occupation or employment, other affiliations and business experience during the last five years of each director nominee, has been furnished to FirstMerit by each director. In addition, the following information provides the Corporate Governance and Nominating Committee’s evaluation regarding re-nomination of each of the director nominees and the key attributes, skills, and qualifications presented by each director nominee. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE NOMINEES NAMED BELOW.

NOMINEES FOR ELECTION AS DIRECTORS (Term Expiring in 2014)

Steven H. Baer, Age 63

Mr. Baer has served as a director of FirstMerit since 2007 and is a member of the Risk Management Committee. Mr. Baer currently is a member of Rally Capital, LLC, Chicago, Illinois, a private investment banking and financial consulting firm, and holds a BSBA. and an MSBA. in Economics from the University of Denver. The Corporate Governance and Nominating Committee believes that the attributes, skills and qualifications Mr. Baer has developed through his educational background in economics and his professional experiences in commercial banking, real estate and investment banking allow him to provide continued financial and regional business expertise to the Board of Directors and has nominated him for re-election.

Karen S. Belden, Age 70

Ms. Belden has served as a director of FirstMerit since 1996 and is a member of the Company’s Audit and Risk Management Committees. Ms. Belden currently is a realtor with DeHoff Realtors, Canton, Ohio and is active with the Stark County, Ohio Board of Realtors. The Corporate Governance and Nominating Committee believes that the attributes, skills and qualifications Ms. Belden has developed through her extensive experience in the real estate field, as well as her knowledge of the northeast Ohio business community and markets, and her experience as a director of FirstMerit, allow her to provide continued local business and real estate expertise to the Board of Directors and has nominated her for re-election.

R. Cary Blair, Age 73

Mr. Blair has served as a director of FirstMerit since 1996 and is Chairman of the Company’s Compensation Committee and a member of the Executive Committee. Formerly, Mr. Blair served as Chairman, President and CEO of the Westfield Group, Westfield Center, Ohio, a group of financial services and insurance companies, and as a director for The Davey Tree Expert Company, a public company provider of horticultural services based in Kent, Ohio. The Corporate Governance and Nominating Committee believes that the attributes, skills and qualifications Mr. Blair has developed through his leadership experience in the financial services and insurance fields and his experiences as a director of FirstMerit and The Davey Tree Expert Company, allow him to provide continued financial and regional business expertise to the Board of Directors and has nominated him for re-election.

John C. Blickle, Age 62

Mr. Blickle has served as a director of FirstMerit since 1990 and is Chairman of the Company’s Audit Committee and a member of the Compensation, Corporate Governance and Nominating and Executive Committees. Mr. Blickle is the President of Rubber City Arches, LLC, Akron, Ohio, which is the owner and operator of 20 McDonald’s franchises located throughout northeast Ohio. Previously, Mr. Blickle served in the accounting field and has extensive public accounting experience qualifying him as a financial expert for purposes of serving on and chairing the Audit Committee of the Board of Directors. The Corporate Governance and Nominating Committee believes that the attributes, skills and qualifications Mr. Blickle has developed through his educational background in business and accounting, his business and leadership experiences in the northeast Ohio market, as well as his knowledge and experience as a director of FirstMerit, allow him to provide continued accounting, local business and corporate governance expertise to the Board of Directors and has nominated him for re-election.

Robert W. Briggs, Age 71

Mr. Briggs has served as a director of FirstMerit since 1996 and is a member of the Company’s Executive and Risk Management Committees. Mr. Briggs was the President of the GAR Foundation until his retirement on December 31, 2011, is Chair of the John S. and James L. Knight Foundation, and is a Partner and Chairman Emeritus of the law firm of Buckingham, Doolittle & Burroughs, LLP, Akron, Ohio. The Corporate Governance and Nominating Committee believes that the attributes, skills and qualifications Mr. Briggs has developed through his education and experiences in the legal field generally and in the northeast Ohio business market, his leadership roles in philanthropic foundations, as well as his knowledge and experience as a director of FirstMerit, allow him to provide continued legal and local business expertise to the Board of Directors and has nominated him for re-election.

Richard Colella, Age 77

Mr. Colella has served as a director of FirstMerit since 1998 and is a member of the Company’s Risk Management Committee. Mr. Colella is the Managing Partner of the law firm of Colella & Weir, P.L.L., Lorain, Ohio. The Corporate Governance and Nominating Committee believes that the attributes, skills and qualifications Mr. Colella has developed through his education and experiences in the legal field generally and in the northeast Ohio business market, as well as his knowledge and experience as a director of FirstMerit, allow him to provide continued legal and local business expertise to the Board of Directors and has nominated him for re-election.

Gina D. France, Age 54

Ms. France has served as a director of FirstMerit since 2004 and is Chairman of the Company’s Corporate Governance and Nominating Committee and is a member of the Audit Committee. Ms. France is the President and CEO of France Strategic Partners LLC, Medina, Ohio, a private strategic and transaction advisory firm. Previously, Ms. France served as an investment banker with Lehman Brothers and a managing director of

Ernst & Young LLP, providing her with education and business experiences qualifying her as a financial expert for purposes of serving on the Audit Committee. Ms. France holds a Master of Management (Finance) degree from the J.L. Kellogg Graduate School of Management at Northwestern University. The Corporate Governance and Nominating Committee believes that the attributes, skills and qualifications Ms. France has developed through her education and leadership experiences in the investment banking, accounting and financial services industries, allow her to provide continued financial and regional business expertise to the Board of Directors and has nominated her for re-election.

Paul G. Greig, Age 57

Mr. Greig has served as Chairman, President and CEO of FirstMerit since 2006 and is a member of the Company’s Executive Committee. Mr. Greig is also the Chairman, President and CEO of FirstMerit Bank. Prior to joining FirstMerit, Mr. Greig served as President and CEO of Charter One Bank, Illinois from 2005-2006 and President and CEO of Bank One, Wisconsin from 1999-2005. The Corporate Governance and Nominating Committee believes that the attributes, skills and qualifications Mr. Greig has developed through his education and experiences in the banking and financial services industries, as well as his significant leadership positions with FirstMerit, allow him to provide continued business and leadership insight to the Board of Directors and has nominated him for re-election.

Terry L. Haines, Age 66

Mr. Haines has served as a director of FirstMerit since 1991 and is a member of the Company’s Compensation and Corporate Governance and Nominating Committees. Mr. Haines is currently retired and serves as a director of Ameron International Corporation, a public company producer of fiberglass-composite piping, concrete and steel pipe systems and specialized construction products. Formerly, Mr. Haines served as Chairman, President and CEO of A. Schulman, Inc., Akron, Ohio, a public company manufacturer and wholesaler of plastic materials. The Corporate Governance and Nominating Committee believes that the attributes, skills and qualifications Mr. Haines has developed through his public company leadership experiences, his knowledge of the northeast Ohio business market, as well as his knowledge and experience as a director of FirstMerit, allow him to provide continued regional business and public company leadership expertise to the Board of Directors and has nominated him for re-election.

J. Michael Hochschwender, Age 52

Mr. Hochschwender has served as a director of FirstMerit since 2005 and is a member of the Company’s Audit and Compensation Committees. Mr. Hochschwender is the President and CEO of The Smithers Group, Akron, Ohio, a private group of companies that provides technology-based services to global clientele in a broad range of industries, and holds an M.B.A. from the Wharton School of Business, University of Pennsylvania. The Corporate Governance and Nominating Committee believes that the attributes, skills and qualifications Mr. Hochschwender has developed through his education and business leadership experiences in the northeast Ohio business market allow him to provide continued regional business and leadership expertise to the Board of Directors and has nominated him for re-election.

Clifford J. Isroff, Age 76

Mr. Isroff has served as a director of FirstMerit since 1981 and has served as the Company’s Lead Independent Director since 2003. Mr. Isroff is Chairman of FirstMerit’s Executive Committee and a member of the Compensation, Corporate Governance and Nominating and Risk Management Committees. Mr. Isroff is currently retired and is actively involved with a number of significant non-profit organizations in the northeast Ohio area. Formerly, Mr. Isroff was the Chairman and Secretary of I Corp., Akron, Ohio, a manufacturing holding company, as well as the President and Chief Operating Officer of Sterling Jewelers, Akron, Ohio, which was acquired by Signet Group plc. The Corporate Governance and Nominating Committee believes that the attributes, skills and qualifications Mr. Isroff has developed through his leadership and business experiences in the northeast Ohio business market, as well as experience as a director of FirstMerit and his exemplary service as the Company’s Lead Independent Director, allow him to provide continued local business and corporate governance expertise to the Board of Directors and has nominated him for re-election.

Philip A. Lloyd II, Age 66

Mr. Lloyd has served as a director of FirstMerit since 1988 and is a Chairman of the Company’s Risk Management Committee and a member of the Executive Committee. Mr. Lloyd retired from Vorys, Sater, Seymour and Pease LLP, Akron Ohio, in April 2011. had been Of Counsel with the Vorys law firm, Akron, Ohio. Mr. Lloyd is currently the Chief Operating Officer of McDowell Family, LLC, a private family investment company. The Corporate Governance and Nominating Committee believes that the attributes, skills and qualifications Mr. Lloyd has developed through his education and extensive experiences in the legal field and the northeast Ohio business market, his knowledge and experience as a director of FirstMerit, as well as his significant ownership interest in FirstMerit, allows him to provide continued legal and local business expertise to the Board of Directors and has nominated him for re-election.

Russ M. Strobel, Age 60

Mr. Strobel has served as a director of FirstMerit since 2012 and is a member of the Risk Management Committee. Mr. Strobel is the recently retired chairman, CEO and president of Nicor Inc. and Nicor Gas Company, Naperville, Ill. Prior to joining Nicor in 2000, Mr. Strobel served as a partner in the law firms of Altheimer & Gray, Jenner & Black and Friedman & Koven. Mr. Strobel holds a bachelor’s degree from Northwestern University and a law degree with high honors from the University of Illinois. The Corporate Governance and Nominating Committee believes that the attributes, skills and qualifications Mr. Strobel has developed through experiences in the legal field and his business experience , allows him to provide continued legal and local business expertise to the Board of Directors and has nominated him for re-election.

BENEFICIAL OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of January 17, 2013 (except as otherwise indicated by footnote) regarding the beneficial ownership of the common shares of FirstMerit by each director, each of the named executive officers of the Company appearing in the Summary Compensation Table, all directors, named executive officers and other executive officers of FirstMerit as a group and by each person known to the Company to own 5% or more of its common shares. Unless otherwise indicated, each beneficial owner has sole power to vote and dispose of the number of shares set forth in the table:

	Sole Voting(2)(3)	Number of Common Shares(1)			Percent of Class(4)
Name		Shared Voting	Options	Total
Steven H. Baer	11,623	1,400	—	13,023	*
Karen S. Belden	37,014	—	17,254	54,268	*
R. Cary Blair	39,300	—	17,254	56,554	*
John C. Blickle	32,697	36,131	17,254	86,082	*
Robert W. Briggs	25,080	—	17,254	42,334	*
Richard Colella	23,367	810	17,254	41,431	*
Gina D. France	11,778	—	9,135	20,913	*
Paul G. Greig	380,545	—	50,734	431,279	*
Terry L. Haines	59,931	—	17,254	77,185	*
J. Michael Hochschwender	24,446	300	6,090	30,836	*
Clifford J. Isroff	31,281	—	17,254	48,535	*
Philip A. Lloyd II (5)	70,418	418,066	17,254	505,738	*
Russ M. Strobel	1,000	—	—	1,000	*
Terrence E. Bichsel	108,242	—	154,232	262,474	*
William P. Richgels	79,933	—	15,221	95,154	*
David G. Goodall	55,477	—	—	55,477	*
N. James Brocklehurst	37,597	—	4,567	42,164	*
All directors, named executive officers and other executive officers as a group (23 persons)	1,260,118	456,707	633,629	2,350,454	2.14%

5% Or Greater Shareholders
BlackRock, Inc., 40 East 52nd Street, New York, New York 10022 (6)	11.69%
The Vanguard Group, 100 Vanguard Blvd., Malvern, Pennsylvania 19355 (7)	5.36%
FMR LLC, 82 Devonshire Street, Boston, Massachusetts 02109 (8)	6.73%

*	Indicates less than 1% beneficial ownership.
(1)	The amounts shown represent the total outstanding common shares beneficially owned by the individuals and the common shares issuable upon the exercise of stock options within the next 60 days.
(2)

Includes the following number of restricted common shares for which the person has the right to vote, but not dispose of such common shares: (i) 2,487 by Messrs. Baer, Blair, Blickle, Briggs, Colella, Haines, Hochschwender, Isroff, Lloyd and Mses. Belden and France; (ii) 1,000 by Mr. Strobel; (iii) 232,652 by Mr. Greig; (iv) 48,764 by Messrs. Bichsel and Richgels; (v) 23,506 by Mr. Brocklehurst; (vi) 34,204 by Mr. Goodall; and (vii) 527,237 by all executive officers and directors as a group.

(3)

Excludes the following number of common shares deemed to be held under FirstMerit’s Director Deferred Compensation Plan and Executive Deferred Compensation Plan for which the person does not have the right to vote or dispose of such common shares: (i) 20,715 by Ms. Belden; (ii) 72,805 by Mr. Blickle; (iii) 16,655 by Mr. Briggs; (iv) 6,890 by Mr. Colella; (v) 10,161 by Ms. France; (vi) 28,198 by Mr. Haines; (vii) 21,584 by Mr. Hochschwender; (viii) 56,806 by Mr. Bichsel; (ix) 73 by Mr. Goodall; and (x) 241,973 all executive officers and directors as a group.

(4)

For all directors and executive officers, the percentage of class is based upon the sum of 109,661,053 common shares issued and outstanding on January 17, 2013 and the number of common shares, if any, as to which the named individual or group has the right to acquire beneficial ownership upon the exercise of options within 60 days of February 21, 2012. For all entities that are listed as beneficial owners of 5% or more of the common shares, the percentage of class is based upon 109,661,053 common shares issued and outstanding on January 17, 2013.

(5)

Mr. Lloyd disclaims beneficial ownership with respect to 254,713 common shares held by his spouse directly and 55,010 held by McDowell Family LLC, of which Mr. Lloyd’s spouse is a managing member. The reported beneficial ownership of Mr. Lloyd also includes 108,343 common shares held directly by Mr. Lloyd’s two adult daughters, for whom Mr. Lloyd holds a general power of attorney.

(6)	As reported in a Schedule 13G/A filed with the Commission on January 10, 2013, as of December 31, 2012 BlackRock, Inc. had sole voting power and sole dispositive power as to 12,822,349 common shares.
(7)

As reported in a Schedule 13G filed with the Commission on February 13, 2013, The Vanguard Group has sole voting power over 169,675 common shares, sole dispositive power over 5,708,535 common shares and shared dispositive power over 164,439 common shares. The Schedule 13G further provides that in the aggregate, The Vanguard Group has beneficial ownership of 5,872,974 common shares.

(8)

As reported in a Schedule 13G/A filed with the Commission on February 14, 2013 by FMR LLC (“FMR”) and Edward C. Johnson 3d, chairman of FMR. The Schedule 13G/A indicates that FMR has sole voting power as to 1,766,489 common shares and sole dispositive power as to all 7,380,489 shares. The Schedule 13G/A indicates that Mr. Johnson and various family members, through their ownership of FMR voting common stock and the execution of a shareholders’ voting agreement, may be deemed to form a controlling group with respect to FMR. The Schedule 13G/A indicates that 5,614,014 common shares are beneficially owned by Fidelity Management & Research Company (“Fidelity”) as a result of acting as an investment adviser to several investment companies (“ICs”). Mr. Johnson and FMR, through its control of Fidelity, and the ICs each have sole dispositive power as to all such shares. Neither Mr. Johnson nor FMR has sole voting power as to such shares, as such power resides with the ICs’ Boards of Trustees and is carried out by Fidelity under written guidelines established by such Boards. The Schedule 13G/A indicates that 64,450 common shares are beneficially owned by Pyramis Global Advisors, LLC (“PGALLC”), an indirect wholly-owned subsidiary of FMR, as a result of its serving as investment adviser to certain institutional accounts, non-U.S. mutual funds or investment companies. Mr. Johnson and FMR, through its control of PGALLC, each has sole dispositive and sole voting power as to all such shares. The Schedule 13G/A also indicates that 1,702,025 common shares are beneficially owned by Pyramis Global Advisors Trust Company (“PGATC”), an indirect wholly-owned subsidiary of FMR, as a result of its serving as investment manager of certain institutional accounts. Mr. Johnson and FMR, through its control of PGATC, each has sole dispositive power over all such common shares and sole voting power as to all such common shares.

COMPENSATION DISCUSSION & ANALYSIS

Introduction

The following Compensation Discussion and Analysis, or CD&A, describes FirstMerit’s 2012 executive compensation program. It also details the enhancements to the 2013 program following our 2012 say on pay vote and shareholder outreach efforts. This CD&A is intended to be read in conjunction with the tables beginning on page 238 below, which provide detailed historical compensation information for our named executive officers, or NEOs. For 2012, our NEOs are:

Name	Title
Paul G. Greig	Chairman, President and Chief Executive Officer
William P. Richgels	Executive Vice President and Chief Credit Officer
Terrence E. Bichsel	Executive Vice President and Chief Financial Officer
David G. Goodall	Executive Vice President — Commercial Banking
N. James Brocklehurst	Executive Vice President — Retail

Executive Summary

Our Response to our 2012 Say on Pay Vote:

A majority of votes cast on our 2012 Say on Pay proposal were cast against the proposal. Responding to the Say on Pay result became a significant priority of the Compensation Committee and management in 2012 and early 2013, and was a focus of every Compensation Committee meeting following the vote. Most of the components of the 2012 executive compensation program, including base salaries, annual incentive plan targets and performance metrics, and equity awards in 2012 for 2011 performance, had already been determined prior to our 2012 Annual Meeting. However, to address the concerns of our shareholders, as part of our response, we launched a shareholder outreach program to 34 of our top 50 institutional investors, and completed successful discussions with fifteen of our largest shareholders, for the purpose of understanding their perspectives on our executive compensation program. Following these shareholder meetings, and based on additional internal analysis of our overall executive compensation program, our Compensation Committee, Board of Directors, and management team undertook the following actions:

•	Eliminated the excise tax gross-up from our CEO’s existing Change in Control and Displacement Agreements.

•	Redesigned our annual cash Incentive Compensation Program, or ICP, for 2013 to clarify the connection between corporate and individual performance and the potential cash awards to be made to our NEOs.

•	Redesigned our 2013 equity incentive program to directly link award vesting for a majority of equity awards to FirstMerit’s corporate performance.

•	Enhanced the disclosure regarding our 2012 ICP, specifically the required performance levels, actual performance levels, and translation of performance results into incentive awards.

•

Submitted our 2013 Annual Incentive Plan for shareholder approval in 2013 in order to allow for additional compensation deductibility under Section 162(m) of the Internal Revenue Code and, subsequently, higher potential returns to shareholders.

Key Performance Highlights

Financial Highlights

•	Our earnings per share increased 11% from 2011.

•	We experienced 15.6% growth in our non-covered commercial loan portfolio, the third consecutive year of double-digit growth in non-covered commercial loans.

•	Our net charge-offs for loan losses decreased by 30% from 2011.

•	We continued our trend of outperforming our peers on key operational measures, including profitability, net interest margin, and credit quality measures.

Strategic Highlights

•	We entered into a definitive agreement to acquire Citizens Republic Bancorp, positioning us for growth in the future and giving us entry into new markets.

•	We implemented an efficiency initiative intended to maximize our operating efficiency and profitability in 2012 and the years to come, with an estimated total benefit impact of $30.5 million.

Key NEO Compensation Decisions

Decisions for 2012

•

Most of the components of the 2012 executive compensation program, including base salaries, annual incentive plan targets and performance metrics, and equity awards in 2012 for 2011 performance, had already been determined prior to our 2012 Annual Meeting.

•	Base salaries increased 2 to 9% in recognition of FirstMerit’s strong performance in 2011, individual performance in 2011 as well as expected contribution in 2012, and general market salary movement.

•

FirstMerit achieved its ICP objective in 8 of 8 financial performance categories and 10 of 10 strategic performance categories, which after consideration of individual performance resulted in 2012 ICP awards of 133 to 190% of target opportunities.

•

We granted restricted stock awards in 2012 ranging from 120% to 132% of target amounts based on an evaluation of corporate and individual performance in 2011, as well as a review of market-competitive equity award levels for CEOs in our peer group. The restricted stock awards vest ratably over three years subject to each executive’s continued employment.

Decisions for 2013

•	Eliminated the excise tax gross-up from our CEO’s existing Change in Control and Displacement Agreements.

•

The 2013 ICP was redesigned to assess 14 corporate performance factors as well as individual performance. The performance assessment dictates an overall incentive score that directly corresponds to a cash incentive award for each NEO.

•

We redesigned our equity incentive program to require that at least 52% of the restricted stock units (RSUs) granted to NEOs in 2013 vest solely based on our Return on Equity, or ROE, compared to our peers over the three-year vesting period. The number of RSUs granted to the CEO will be based on a fixed percentage of his salary grade midpoint, while the number of RSUs granted to each NEO other than the CEO will be based on a targeted percentage range of his or her salary grade midpoint. We made these changes in response to the 2012 Say on Pay vote in spite of the fact that a different equity program, which similar to our historical practice would have conditioned the amount of the 2013 awards on 2012 performance, had been approved prior to the 2012 Say on Pay vote.

•

As a result of these changes, approximately 51% of 2013 target direct compensation is at-risk for Mr. Greig. At-risk compensation ranges from 41% to 43% of 2013 target direct compensation for the other NEOs.

Performance Overview

2012 Financial Performance

2012 was another year of strong performance for FirstMerit, particularly in light of the overall headwinds facing the financial services industry. We maintained our commitment to the basic fundamentals of sound banking practices, which we believe will translate into long-term shareholder value without jeopardizing the safety and soundness of our institution. While our key focus is on long-term performance, this translated into exceptional annual results in 2012. In particular, during 2012, we accomplished the following significant goals:

•	Achieved our 52nd, 53rd, 54th, and 55th consecutive quarters of profitability.

•	Generated earnings per share of $1.22, an increase of approximately 11% from 2011.

•	Increased our non-covered commercial loan portfolio by 15.6% in 2012, on top of 13.5% growth in 2011 and 12.7% growth in 2010.

•	Continued our growth in the greater Chicago region, including the origination of $486 million in commercial loans in that region, an increase of 23% over 2011.

•	Reduced net charge-offs for loan losses to $43 million in 2012, a decrease of 30% from 2011.

The following chart demonstrates the extent to which our 2012 annual results in many cases significantly exceeded our performance in 2011 for the categories that comprise our ICP financial performance goals. We note that the further the shaded bars move to the right of the 2011 line, the greater the increase between our 2011 and 2012 performance.

In addition to significantly exceeding many of our 2011 results, 2012 continued our trend of outperforming our peers1 on key measures that influence the long-term value of our organization. The charts below illustrate that we have generally outperformed our peers on important profitability, net interest margin, and credit quality2 goals through the economic downturn, subsequent recovery, and ongoing period of evolution in the financial services industry. The measures shown were chosen as representative examples of our overall performance in these general categories, which are common in the financial services industry and dictate in large part the health and success of our organization.

[1]	Data provided by SNL Financial. See page 220 for a listing of our 2012 peer group.
[2]	Non-Performing Assets/Loans & Other Real Estate Owned (or NPAs/Loans & OREO) was not available as of December 31, 2012 for some peers when this document was published. For those peers, NPAs/Loans & OREO is shown as of the quarter ended September 30, 2012.

2012 Strategic Performance

We also achieved notable progress on the key strategic goals that will position us for continued success in the future. Two items in particular stand out among our strategic successes in 2012:

•

Citizens Acquisition: In September 2012, we entered into a definitive agreement to acquire Citizens Republic Bancorp. The Citizens acquisition, which is expected to close in the second quarter of 2013, is the culmination of a carefully considered strategy to grow our earning potential in response to the ongoing interest margin pressures and mounting regulatory costs that are affecting the entire financial services industry. In acquiring Citizens, FirstMerit will expand significantly into Michigan and Wisconsin and gain access to an established customer base, while providing customers a range of product offerings and elite customer service that builds upon the strengths of both organizations. Throughout the last half of 2012, our employees worked tirelessly in preparation for the Citizens integration, laying the groundwork for a seamless combination of our two franchises.

•

Efficiency Initiative: In the fall of 2011, FirstMerit engaged outside consultants to provide the framework and methodology for the company’s efficiency initiative. The process generated nearly 4,000 ideas, submitted by employees of all levels, which were evaluated to determine overall impact and benefit. Once all ideas were vetted, a list of 330 ideas emerged that were likely to produce the greatest benefit and could be implemented within the project’s 24-month implementation period.

As of December 31, 2012, the efficiency initiative has resulted in successfully reducing baseline expenses, gained efficiencies through process improvements and leveraging technology. To date, we have taken the steps necessary to achieve approximately 87% of the estimated $30.5 million total benefit impact.

[2]	Non-Performing Assets/Loans & Other Real Estate Owned (or NPAs/Loans & OREO) was not available as of December 31, 2012 for some peers when this document was published. For those peers, NPAs/Loans & OREO is shown as of the quarter ended September 30, 2012.

Response to 2012 Say on Pay Vote

At our 2012 Annual Meeting, our advisory vote on NEO compensation received a 46% favorable vote, and therefore did not pass. This result represented a significant departure from the results for our 2011 Say on Pay proposal, which received an 87% favorable vote. Most of the components of the 2012 executive compensation program, including base salaries, annual incentive plan targets and performance metrics, and equity awards in 2012 for 2011 performance, had already been determined prior to our 2012 Annual Meeting. However, the concerns of our shareholders as expressed through the Say on Pay vote prompted us to thoroughly re-examine the design of our executive compensation program for 2013 and future years. This process became a significant focus of the Compensation Committee and management through 2012 and early 2013, and was addressed in-depth at each of the nine Compensation Committee meetings following the vote.

In response to the Say on Pay vote, we took the following actions:

1.	Eliminated tax gross-ups for our CEO: In February 2013, Mr. Greig voluntarily agreed to waive the excise tax gross-up provisions included in his existing Change-in-Control and Displacement Agreements and we amended those agreements to eliminate the excise tax gross-ups. We undertook this action to limit our expenses and preserve corporate tax deductibility in the event of a change in control, objectives which we believe are in the best interest of shareholders and consistent with emerging trends in the financial services industry. Mr Greig voluntarily surrendered his potential to receive these payments because he also considered it to be in the best interest of FirstMerit. Following this amendment, in the event any payments or benefits to Mr. Greig would otherwise constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code, then the payments and benefits will be reduced to the extent necessary to avoid triggering the excise tax, but only if the reduction results in a greater net after tax benefit to Mr. Greig.

2.	Engaged shareholders: At the direction of the Compensation Committee, we launched a shareholder outreach program to 34 of our top 50 institutional investors, and completed successful discussions with fifteen of our largest shareholders, for the purpose of gathering feedback regarding our executive compensation programs. We learned from those discussions that our shareholders recognize FirstMerit’s sustained record of strong performance, as well as the crucial role that our executive team has played in achieving those results. While they were clear in their overall support of FirstMerit, a number of shareholders offered comments and suggestions regarding certain elements of our executive compensation program and related pay disclosures. One theme from these comments was a desire among shareholders for a clearer demonstration of the link between company performance and incentive compensation, particularly with regard to equity awards. For example, several shareholders advocated for the use of performance-vesting conditions for a portion of our equity awards. Most but not all of the shareholders contacted preferred the use of operating measures rather than total shareholder return in determining incentive award amounts. Other shareholder comments related to the disclosure of incentive metrics. The results of these discussions were communicated to the Compensation Committee and to the full Board of Directors, and factored heavily into the process of establishing our 2013 executive compensation program.

3.	Redesigned ICP for 2013: We redesigned our Incentive Compensation Program, or ICP, for 2013 to provide more formal structure to the evaluation of performance and the calculation of awards. The changes to the ICP will provide a clear connection between disclosed final performance levels and each executive’s annual cash incentive award. See page 231 for a more complete description of the 2013 ICP.

The 2013 ICP will:

•	Measure performance both relative to budget and relative to peers.

•	Allow for a broad view of FirstMerit performance by evaluating 14 different corporate performance factors that are critical to determining our overall corporate success.

•	Assign a specific goal weighting to each performance factor.

•	Connect 20% of each executive’s overall incentive award at target to his or her score on his or her annual performance evaluation.

•	Measure performance on each objective on a range from threshold to maximum.

•	Dictate an overall incentive score based on performance results, which will directly correspond to a cash incentive payout as a percentage of salary for each NEO.

4.	Redesigned equity incentive program for 2013 grants: The Compensation Committee restructured the previously-adopted equity program to connect the vesting of a majority of the equity awards granted to our NEOs to FirstMerit’s corporate performance over the vesting period. Early in 2012, the Compensation Committee approved a program similar to previous years, in which performance in 2012 would dictate the amount of equity awarded in 2013, with awards vesting based on time and continued service. Following our 2012 Say on Pay vote, the Compensation Committee revised the program effective immediately to require a performance-vesting condition on a majority of the total equity awards granted to each NEO in 2013 and future years. The number of RSUs granted to the CEO will be based on a fixed percentage of his salary grade midpoint, while the number of RSUs granted to each NEO other than the CEO will be based on a targeted percentage range of his or her salary grade midpoint. Awards will vest in equal installments over three years. At least 52% of each executive’s equity award will vest based on performance, with the number of RSUs vesting each year determined by FirstMerit’s ROE compared to its peer group in the preceding year. Any additional RSUs awarded will be limited to no more than 48% of the equity award amount and will vest based on time and continued service. See page 232 for a more complete description of our 2013 equity program.

5.	Enhanced disclosure: We have increased the level of disclosure in this CD&A regarding the specific performance levels required under our 2012 ICP, the level of performance actually achieved, and how those results translated into cash incentive awards for our NEOs. Our intent in enhancing the description of this process is to provide our shareholders with a clearer understanding of how the ICP is intended to function and how it rewarded our executives for their strong operational results in 2012.

In addition, we have provided significant disclosure regarding the function of the redesigned ICP and equity programs for 2013.

6.	Improved tax deductibility for shareholders: Included in this document is a proposal for shareholder vote intended to permit maximum tax deductibility of our cash incentive awards to NEOs under Section 162(m) of the Internal Revenue Code. Passage of this proposal may allow certain incentive awards to qualify for the performance-based compensation exemption under Section 162(m) beginning in 2013 and could result in significant cost savings to FirstMerit, thereby enhancing the value to our shareholders.

Compensation Decision Process

Compensation Committee’s Philosophy on Named Executive Officer Compensation

Our compensation program is designed to deliver a full spectrum of pay, benefits, career development and work environment for our NEOs. The Compensation Committee seeks to maximize the return from our investment by structuring the compensation program to include performance-based, at-risk pay components aligned to strategic and financial performance objectives, and risk mitigation and retention-related components. Pay elements are specifically designed to encourage and reward the achievement of our long-term interests and the creation of long-term shareholder value. For each NEO, the compensation package is also intended to represent a fair and competitive compensation arrangement that promotes a meaningful work experience including personal fulfillment, competitive pay and job security. Ultimately, the Compensation Committee’s goal is to structure a program that promotes our long-term success and provides an optimal long-term value creation scenario for our shareholders, business partners, customers, and executives, while not encouraging excessive risk-taking that could harm our business.

The four major objectives of the compensation program for our NEOs are:

•

Attraction and Retention — Attract and retain senior executives with large bank and managerial experience to preserve and increase long-term shareholder value by strengthening the core financial performance metrics that ultimately drive shareholder value.

•

Alignment of Interests — Link executive compensation rewards with increases in shareholder value and its drivers and ultimately align shareholder and executive interests by achieving meaningful executive share ownership levels.

•	Motivation — Motivate executives to be accountable for, and accomplish, the strategic and financial objectives approved by the Board of Directors.

•

Risk Balance — Effectively design, develop and monitor compensation programs that appropriately balance risk and financial results with the ultimate goal of promoting the stability and soundness of FirstMerit.

The Compensation Committee’s compensation philosophy for our NEOs is based on the following guiding principles:

•

Pay Prominence: The Compensation Committee seeks to manage pay to help communicate desired results, influence the NEOs to make decisions that produce those results, and reward them for achieving those results. The following key elements are ways the Compensation Committee keeps pay prominent:

•

Attraction and Retention: We compete with regional and national banking organizations that provide attractive compensation packages to top executive talent. The Compensation Committee recognizes the need to provide competitive overall compensation opportunities to retain our high-performing executives and attract new executive talent.

•

Motivation: Pay is used to motivate management to focus on key financial and strategic goals by providing compensation above competitive levels for outstanding annual and long-term performance and below competitive levels when performance is less than expected.

•	Performance Management: Performance assessment criteria for each executive are structured to be consistent with areas of performance related to achieving our short- and long-term objectives.

•

Controllability: The Compensation Committee seeks to structure the attainment of ICP awards based upon performance measures related to our business that management has the ability to impact and influence.

•

Explicitness: Compensation opportunities and the performance expectations to earn such opportunities are explicitly communicated, with goals and payout schedules established in advance for all incentive plans.

•	Differentiation: Pay is managed to ensure that material differences occur for significantly different levels of performance achievement.

•

Comparative Framework: The Compensation Committee has from time to time compared our executive compensation levels with data sources that reflect our business in relevant markets and account for the size of our operations. These data sources have generally consisted of industry-specific compensation surveys and an analysis of pay levels provided to comparable executives at selected peer group financial institutions. In general, we review the compensation of our CEO compared to market on an annual basis, and we review the compensation of our other executives compared to market on an as-needed basis.

•

Pay Positioning: We intend to position our targeted total direct compensation (salary, annual cash incentives, and equity incentives) for each executive at or above the assessed median competitive level for comparable executives, assuming targeted performance is achieved. We believe it is appropriate to pay above-median compensation for target performance because we generally establish target performance objectives above the median performance level of our peer group. The charts on page 225 demonstrate our sustained record of success compared to our peers. In addition, our compensation program places a greater emphasis on incentive compensation than at our peer institutions, as demonstrated by the chart on page 223. Because our NEOs’ compensation is at greater risk than peers, we believe it is appropriate to provide them greater rewards than peers when our performance objectives are achieved. Actual total direct compensation in any given year may be above or below the target level based on corporate and individual performance. We believe that overall compensation opportunities for our NEOs in 2012 were competitive with those offered by financial services institutions that are similar to us in asset size and operations based on market and historical comparisons as discussed further below.

•

Risk-Balanced Compensation: While the use of incentive compensation programs is an important element in our overall compensation philosophy, we recognize that incentive compensation programs, if not properly structured, could expose us to compensation-related enterprise risks. Therefore, we seek to structure, implement and monitor sound incentive compensation programs that promote the safety and soundness of the company.

Roles in Determining 2012 Named Executive Officer Compensation

The Role of the Compensation Committee

2012 compensation for the NEOs was determined under programs adopted by the Compensation Committee and approved by the Board of Directors. The Compensation Committee established our executive compensation philosophy, policy, elements, and strategy and reviewed executive compensation proposals for approval by the Board of Directors. Specifically, the Compensation Committee:

•	Approved salary adjustments for NEOs other than the CEO.

•	Determined the NEOs eligible to participate in the ICP for 2012.

•	Assessed corporate performance results and the CEO’s assessment of individual performance results to determine final 2012 ICP award payouts for our NEOs other than the CEO.

•	Administered our benefit plans and perquisites.

•	Assessed and monitored the performance, design, function and potential risk components of our compensation programs for our NEOs.

•

Administered the annual comprehensive CEO performance assessment, in which Mr. Greig’s performance is evaluated in both narrative and numerical form by each independent member of the Board of Directors.

In addition, the Compensation Committee recommended to the Board of Directors for approval: (1) the salary adjustment for the CEO; (2) the corporate performance measures and targets for the 2012 ICP; (3) the 2012 ICP award for our CEO; (4) the type and amount of our 2012 equity awards to the NEOs; (5) executive benefits, retirement plans, and perquisites; and (6) executive employment, severance, change in control, and displacement agreements. The Compensation Committee also reviewed for 2012 a “tally sheet” summarizing all aspects of each NEO’s compensation.

Role of Management

Members of management assist the Compensation Committee by providing recommendations that management believes will establish appropriate and market-competitive compensation plans for executive officers consistent with FirstMerit’s compensation philosophy. As part of this process, management collaborates with its independent compensation consultant to define market data, review potential compensation plan designs, and discuss industry trends before making recommendations to the Compensation Committee. In 2012, management:

•	Recommended base salaries as well as cash and equity incentive targets for NEOs other than the CEO.

•	Proposed incentive metrics and budgeted performance levels for the ICP.

•	Assessed the individual performance in 2012 of each NEO other than the CEO relative to expectations for the purposes of determining 2012 ICP awards.

•

Provided an objective and subjective assessment for each NEO other than the CEO of individual contribution to FirstMerit in 2011 and expected contribution in 2012 for use in determining the actual number of shares of restricted stock awarded in 2012.

The Compensation Committee reviews and discusses management’s recommendations in conjunction with its independent compensation consultant in making compensation decisions or recommendations to the full Board. Mr. Greig’s compensation is discussed in executive session without members of management present.

Role of the Compensation Consultants

In January 2012, the Compensation Committee again retained Gough Management Company, or Gough, as permitted by the Compensation Committee Charter, to provide the Compensation Committee with independent advice on executive compensation matters and to assist in making compensation recommendations to the Board of Directors. During 2012, Gough assisted the Compensation Committee by preparing information on competitive CEO compensation levels and practices, compiling information relating to CEO compensation from selected peer banks (see “Peer Group Evaluation for 2012” below), advising the Committee regarding its response to the 2012 Say on Pay vote, and assisting in the re-design of FirstMerit’s ICP and equity incentive program for 2013. Pursuant to the terms of its retention, Gough reported directly to the Compensation Committee, which retains sole authority to select, retain, terminate, and approve the fees and other retention terms of its relationship with Gough. Gough does not provide any services outside those provided to the Compensation Committee.

In 2012, management once again engaged McLagan, a compensation consultant affiliated with Aon Hewitt, to provide compensation information for certain executive officers, advise the company regarding its response to the 2012 Say on Pay vote, and assist with the re-design and implementation of FirstMerit’s ICP and equity incentive program for 2013. Pursuant to the terms of its retention, McLagan reported directly to management. In addition, management again employed Aon Hewitt in 2012 to provide advice to management on the administration of our executive retirement plans and programs and to provide assistance to management in the administration of other retirement plans and programs that are generally available to all FirstMerit employees. Aon Hewitt reported directly to management in this role.

In 2013, the Compensation Committee reviewed its relationship with Gough and its or FirstMerit’s receipt of any direct or indirect executive and director compensation assistance from McLagan and Aon Hewitt. Considering all relevant factors, including those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Securities Exchange Act of 1934, the Compensation Committee determined that it is not aware of any conflict of interest that has been raised by the work performed by any of Gough, McLagan or Aon Hewitt.

Considerations Regarding 2012 Compensation

Peer Group Evaluation for 2012

In 2012, Gough provided the Compensation Committee with an analysis of Mr. Greig’s targeted total direct compensation opportunity compared to the compensation opportunities of CEOs at a peer group of financial institutions similar to FirstMerit in size and business profile. We revisited the composition of the peer groups that we utilized in 2011 with the objective of expanding the number of institutions in the group while maintaining FirstMerit’s position near the median of the group in terms of asset size. We also desired to create a single peer group for use in all facets of our 2012 compensation evaluations. This differs from previous years in which we maintained multiple compensation peer groups for different purposes, such as benchmarking, regional compensation comparisons, and performance comparisons for incentive plan calculations. The 2012 peer group was selected based on the following criteria as of December 31, 2011:

•	Banks and thrifts with assets between $9 and $30 billion (FirstMerit assets were $14.4 billion).

•	Consumer loans less than 60% of total loan portfolio (FirstMerit consumer loans were 31% of total loan portfolio).

•	Located exclusively in the continental U.S.

•	Not a current TARP participant (except Chicago peers due to direct competition with FirstMerit in the Chicago market).

In addition to the criteria listed above, we eliminated from consideration a limited number of institutions that, while they otherwise met the stated criteria, reflect significant differences from FirstMerit in key organizational areas, such as ownership structure or specific business line focus.

We believe that the resulting comparator group represents an accurate indicator of the companies with which we compete for executive talent. The Compensation Committee approved the following peer group of 21 institutions for 2012:

Company Name	Total Assets 12/31/11 ($000)	Company Name	Total Assets 12/31/11 ($000)
Associated Banc-Corp	21,924,217	People’s United Financial Inc.	27,552,700
BancorpSouth Inc.	12,995,851	PrivateBancorp Inc.	12,416,870
BOK Financial Corp.	25,493,946	Prosperity Bancshares Inc.	9,822,671
Commerce Bancshares Inc.	20,649,367	Susquehanna Bancshares Inc.	14,974,789
Cullen/Frost Bankers Inc.	20,317,245	TCF Financial Corp.	18,979,388
F.N.B. Corp.	9,786,483	Trustmark Corp.	9,727,007
First Horizon National Corp.	24,789,384	UMB Financial Corp.	13,541,398
Fulton Financial Corp.	16,370,508	Valley National Bancorp	14,244,507
Hancock Holding Co.	19,774,096	Webster Financial Corp.	18,714,340
IBERIABANK Corp.	11,757,928	Wintrust Financial Corp.	15,893,808
MB Financial Inc.	9,833,072

	FirstMerit		14,441,702

FirstMerit’s asset size was at the 41st percentile of the peer group as of December 31, 2011.

Peers who were in the 2011 peer group are shaded in the table above. In addition, the following banks were utilized in the 2011 peer group but were removed from the 2012 group due to the peer group criteria listed above:

Company Name	Total Assets 12/31/11 ($000)	Company Name	Total Assets 12/31/11 ($000)
Citizens Republic Bancorp Inc.	9,462,849	Old National Bancorp	8,609,683
First Commonwealth Financial Corp.	5,841,122	Park National Corp.	6,972,245
First Midwest Bancorp Inc.	7,973,594

After determining the final group of 21 peers for 2012, statistical regression was used to adjust peer compensation data based on FirstMerit’s asset size relative to the peer group. This regression analysis allowed us to pinpoint specific target compensation values relative to peers for our CEO based on the distribution of actual amounts paid to peer CEOs. We considered actual and target compensation for peer CEOs as well as the regressed data as part of the process in determining our CEO’s 2012 base salary, 2012 target and maximum annual incentive opportunities, 2012 target equity incentive opportunity, and the actual equity incentive awarded to Mr. Greig in 2012.

For 2012, the Compensation Committee did not engage in the benchmarking of compensation except with respect to the CEO, but may do so in the future. Decisions regarding compensation programs for the other NEOs in 2012 were made primarily in consideration of corporate and individual performance, internal compensation comparisons, and our historical practices. Based on past compensation evaluations, it is our belief that compensation paid to other NEOs is within the range of general market practice for similarly positioned executives.

Internal Pay Equity & Succession Planning

FirstMerit’s executive management team in place in 2012, consisting in part of the NEOs, utilized a horizontal structure for positions below the CEO level. We do not have a Chief Operating Officer (or COO), which is a position often utilized in financial institutions similar in size to FirstMerit. In many institutions, compensation for the COO or similar executive is positioned significantly above that of the other NEOs, closer to the compensation paid to the CEO. As a result of our more horizontal management structure, the disparity in pay between our CEO and our second most highly-compensated employee, Mr. Richgels, may be greater than in other financial institutions. However, we believe that the structure of our executive team allows for maximum organizational efficiency while still being compatible with sound succession planning. We have thoroughly examined and are confident that the structure of our executive team is appropriate for our internal needs, and we have plans in place in the event that our CEO or another NEO becomes unable to serve in their current position.

Elements of 2012 Named Executive Officer Compensation

The following table outlines the major elements of 2012 total compensation for our NEOs:

Compensation Element	Purpose	Link to Performance	Fixed/ Performance Based	Short/ Long-Term
Base Salary	Helps attract and retain executives through market-competitive base pay	Based on individual and corporate performance	Fixed	Short-Term

Annual Cash Incentive Compensation Plan (ICP)	Encourages achievement of strategic and financial performance metrics that create long-term shareholder value	Based on achievement of predefined corporate performance objectives and an assessment of individual performance	Performance Based	Short-Term

Restricted Stock Awards (granted in 2012)	Aligns executives’ long-term compensation interests with shareholders’ investment interests while creating a retention incentive through multi-year vesting	Initial award amount is determined based on competitive market data and individual performance; ultimate value to each executive is based on long-term stock price performance and dividend payments	Performance Based	Long-Term

Defined Benefit and Defined Contribution Retirement Plans	Provides market-competitive income security into retirement and creates a retention incentive through use of multi-year vesting	—	Fixed	Long-Term

Benefits and Perquisites	Establishes limited perquisites in line with market practice, as well as health and welfare benefits on the same basis as our general employee population	—	Fixed	Short-Term

FirstMerit Pay Mix

Consistent with our compensation philosophy, FirstMerit pays a significant portion of our direct compensation to our NEOs through incentive compensation, which will vary from year to year based on performance in a given year. As shown below, incentive compensation makes up a greater percentage of our NEOs’ target direct compensation package than the average percentage at our peer institutions.

SERP Impact on CEO Pay

Total compensation for Mr. Greig, as reported per SEC rules in the 2012 Summary Compensation Table on page 238, has increased over the last two years. However, a significant portion of Mr. Greig’s annual increase has been due to his annual SERP accrual, which is dictated by the benefit formula in the plan. Mr. Greig’s annual SERP accrual has increased substantially due in large part to the prevailing low-interest rate environment, and does not represent an actual cash payment to him for the applicable year. Excluding the impact of his SERP, Mr. Greig’s compensation has actually decreased slightly since 2010. We believe that analyzing Mr. Greig’s compensation absent the SERP accrual more accurately reflects the annual compensation decisions of the Compensation Committee and the Board of Directors with respect to Mr. Greig’s compensation.

Compensation Decisions for 2012

Base Salary

The Compensation Committee considers general market movement, individual performance, and the recommendation of Mr. Greig (for all executives other than himself) in making base salary adjustments. The base salary for Mr. Greig is recommended by the Compensation Committee to the full Board of Directors for approval. Before providing a recommendation to the Board, the Compensation Committee considers base salaries paid to CEOs in the peer group as well as the projected market salary range for the upcoming year, as provided by Gough. Based on Gough’s analysis, the Compensation Committee determined that Mr. Greig’s 2011 salary of $800,000 was below the projected median salary of CEOs in the peer group, which was $860,000. In addition, the Compensation Committee considers the results of the annual evaluation of Mr. Greig’s performance completed by each of the independent members of our full Board of Directors, which in 2012 resulted in a score of 9.6 on a scale from one to ten. Based on the scoring system that is communicated to the directors prior to their evaluation, a score of 9.6 indicates that Mr. Greig’s performance in 2011 significantly exceeded the expectations of our directors.

Mr. Greig considers the results of each NEO’s annual performance review, any expected changes to the NEO’s role within our organization, pay positioning relative to other members of our executive team, and the approved merit increase budget for our general employee population before providing his recommendations to the Compensation Committee. For 2012, Mr. Greig recommended that Mr. Richgels receive a larger salary increase than our other NEOs in recognition of his outstanding performance in 2010 and 2011, as evidenced in part by our credit quality, which is consistently at the top of our peer group.

In 2012, FirstMerit’s NEOs received base salary adjustments ranging from two to nine percent, which were effective April 1, 2012. Base salaries for each of the NEOs are shown in the table below.

Name	2011 Base Salary ($)	2012 Base Salary ($)	% Change from 2011 to 2012
Paul G. Greig	800,000	835,000	4.4%
William P. Richgels	389,500	425,000	9.1%
Terrence E. Bichsel	389,500	400,000	2.7%
David G. Goodall	328,000	350,000	6.7%
N. James Brocklehurst	280,500	286,100	2.0%

Annual Cash Incentive Program

Our Incentive Compensation Program, or ICP, is designed to motivate executives to attain superior annual performance in key areas that we believe create long-term value to FirstMerit and its shareholders. Awards under the ICP are contingent on performance in the following categories:

•	Company financial performance compared to our budget and our peers

•	Company strategic performance compared to a defined set of strategic priorities

•	Individual performance compared to qualitative individual performance metrics

By implementing pay methodologies that utilize well-defined performance metrics and measure financial, strategic, and individual performance, the Compensation Committee believes that it can properly and adequately motivate our NEOs to achieve our business goals and enhance long-term shareholder value without creating incentives for excessive risk-taking.

Award amounts for each NEO under the 2012 ICP were determined based on the following formula:

Corporate Performance Factors

Quantitative Corporate Performance Goals

The Compensation Committee selected the following quantitative corporate performance factors for use in the 2012 ICP:

Performance Metric	Plan Objective	Actual Performance	Variance	Objective Achieved?
Profitability
Revenue ($000)	$704,362	$702,806	-0.22%	Yes
Net Income ($000)	$116,333	$134,106	15.28%	Yes
Return on Equity	7.39%	8.34%	12.93%	Yes
Return on Assets	0.80%	0.92%	14.31%	Yes
Credit Quality
Net Charge-Offs/Avg. Loans	0.72%	0.53%	26.65%	Yes
Non-Performing Assets/Loans & Other Real Estate Owned (OREO)	1.25%	0.57%	54.35%	Yes
Provision for Loan Losses ($000)	$72,539	$54,698	24.59%	Yes
Capital
Tangible Equity/Tangible Assets	7.99%	8.16%	2.14%	Yes

For each quantitative corporate goal, we consider the goal achieved if actual performance was at least 99.5% of the plan objective. We consider a goal to be partially achieved if actual performance was greater than 90% of plan objective; actual performance of 90% of plan objective or less represents a failure to achieve the goal.

In addition to the budgeted performance goals shown above, the Compensation Committee approved the following measures for use in comparing FirstMerit’s performance in 2012 to that of its peers (see page 220 for a listing of peers):

Performance Metric	FirstMerit 2012 Percentile Ranking Compared to Peers[3]
Return on Equity	64th Percentile
Return on Assets	72nd Percentile
Net Interest Margin	63rd Percentile
Non-Performing Assets/Loans & OREO[4]	96th Percentile
Net Charge-Offs/Avg. Loans	43rd Percentile

The quantitative performance goals shown above were selected because they allowed us to broadly assess performance in 2012 relative to the factors that determine our corporate success and drive shareholder value. Profitability, credit quality, and capital are key operational measures in financial institutions and directly impact short-term decision making by our executives and long-term strategic planning by our executives and our Board of Directors. In addition, we believe it is appropriate to determine annual incentive awards based on operational performance results, which translates into shareholder value over the long-term, rather than annual shareholder returns, which is significantly impacted by macroeconomic and financial industry conditions and less directly in the control of our executive team on a short-term basis.

[3]	Data provided by SNL Financial. See page 220 for a listing of our 2012 peer group.
[4]	NPAs/Loans & OREO was not available as of December 31, 2012 for some peers when this document was published. For those peers, NPAs/Loans & OREO is shown as of the quarter ended September 30, 2012.

Finally, we assessed our corporate performance relative to both our budget and our peers in order to evaluate the success of our executives in managing to our internal expectations for 2012 as well as the degree to which FirstMerit outperformed or underperformed in 2012 compared to similar organizations facing similar industry-wide conditions.

Strategic Corporate Performance Goals

The Compensation Committee selected the following key strategic objectives for the 2012 ICP:

Objective	Key Results
Branding	• Continued progress on the influence of marketing efforts on customer’s willingness to purchase additional products and services

Growth in Market Share

• Continued to drive product management enhancements and optimization by offering customers a “fair value exchange” for desired products and services at a price correlated to their overall relationship with FirstMerit

Chicago Growth – Organic	• Increased Core Deposits in the Chicago market to 70.8% in 2012 from 64.8% in 2011 • Increased the Total Commercial Loan portfolio by 53% over 2011

Mergers & Acquisitions

• Refined due diligence and integration processes by retaining multiple nationally-recognized professional service firms for assistance in the areas of accounting and credit mark-to-market estimates, BSA/AML, legal, and information technology

• Established a comprehensive governance program which includes the board of directors to oversee the integration process

Succession Management

• Conducted executive succession management sessions (and results reported to the board of directors) identifying high-potential internal candidates and action plans for developing senior executive management talent

• Revised assessment process of high potential candidates

Dynamic Market Response	• Rolled out mobile banking fund transfer system, complementing well-accepted mobile banking offerings • Finalized application for enhanced mobile access to company software for employees

New Product Build Out	• Channel expansion continued to be at the forefront of development with additional functionality added to Mobile and ATM to promote efficiency in customer service

Objective	Key Results

Expense Reduction Initiatives

• Evaluated nearly 4,000 employee-submitted efficiency ideas, reducing list to 330 ideas to be implemented

• To date, achieved 87% of the estimated $30.5 million total impact and are on schedule to achieve full results

Risk Management Process	• Effectively assessed, managed, and mitigated risk areas across all areas of the organization

Regulatory Compliance	• Proactively managed regulatory compliance within the organization in a continuously-changing regulatory environment

The strategic goals shown above were selected because they represent the key initiatives for 2012 identified by our Board and our management that lay the foundation for our short- and long-term financial success and the resulting value to our shareholders.

Individual Performance Factors

In addition to the financial and strategic performance metrics shown above, the Board of Directors (based on the recommendation of the Compensation Committee) selected qualitative individual performance metrics for our CEO, and our CEO selected qualitative individual performance metrics for each of the other NEOs for the 2012 ICP. In each case, individual performance metrics were aligned with each NEO’s area of responsibility within the company.

ICP Award Opportunities

The Compensation Committee annually establishes ICP award opportunities for each NEO as a percentage of his salary. Historically, award opportunities have been designed to produce total cash compensation that is between the 50th and the 75th percentile of competitive market levels for performance at target. We believe it is appropriate to pay target incentives above the peer group 50th percentile because it is our internal principle to set target performance expectations above the peer group 50th percentile when such comparisons are possible. Gough’s compensation review indicated that Mr. Greig’s 2012 cash compensation opportunity at target was between the 50th and 75th percentiles of target cash compensation opportunities for CEOs in our peer group, consistent with our philosophy.

The Compensation Committee established the following ICP award opportunities for 2012:

	2012 ICP Opportunity
Named Executive Officer	Threshold	Target	Maximum
Mr. Greig	40%	100%	200%
Mr. Richgels	24%	60%	108%
Mr. Bichsel	24%	60%	108%
Mr. Goodall	24%	60%	108%
Mr. Brocklehurst	22%	55%	100%

At the request of the Compensation Committee, Gough conducted a review of maximum cash incentive opportunities among peer CEOs in January 2012. This study revealed that nine of the 13 peers that disclose maximum opportunities for their CEO utilized a maximum opportunity of 200% of target. Based in part on that information, we increased Mr. Greig’s maximum ICP opportunity from 180% to 200% of salary for 2012 in order to bring FirstMerit into better alignment with typical CEO maximum annual incentive opportunities among our peers. Mr. Greig’s threshold and target ICP opportunities, as well as the other NEOs’ threshold, target, and maximum ICP opportunities, were unchanged from 2011.

ICP Awards for 2012

In January 2013, the Compensation Committee determined the degree to which our financial and strategic performance goals were achieved during 2012, and then determined a scaled corporate performance factor for use in calculating ICP awards for 2012. In determining this corporate performance factor, the Compensation Committee considered the following:

•

FirstMerit achieved its ICP objective in 8 of 8 financial performance categories, and in many of those categories, actual performance significantly exceeded the objective, as demonstrated in the chart on page 225.

•	FirstMerit continued to perform at or above peers in a majority of ICP categories.

•	FirstMerit achieved its ICP objective in 10 of 10 strategic performance categories.

•	Management successfully negotiated a significant acquisition, positioning FirstMerit for strong performance in the future.

•	Integration for the Citizens acquisition has proceeded smoothly, reflecting exceptional effort and leadership on the part of executives.

•	Our efficiency initiative was implemented in 2012; to date, we have taken the steps necessary to achieve approximately 87% of the estimated $30.5 million total benefit impact.

•	In general, our executives’ performance continues to exceed the expectations of the Board of Directors.

In light of the considerations listed above, the Compensation Committee determined that the ICP corporate performance factor for 2012 would be 190, out of a possible 200.

The CEO (or the Board of Directors in the case of the CEO) then determined the degree to which the individual performance goals were achieved during 2012, and a scaled individual performance factor was then determined for each executive. Finally, the corporate and individual performance factors were multiplied by each officer’s incentive target percentage and base salary to determine an initial award amount. Under the 2012 ICP, the Compensation Committee was authorized to use its discretion to adjust final award amounts or goals or waive any requirement for the payment of awards, but it did not exercise that authority.

The following payments under the 2012 ICP were made upon approval by the Compensation Committee and, with respect to our CEO, the independent members of the full Board of Directors:

Named Executive Officer	2012 ICP Award	ICP Award as a % of Target
Mr. Greig	$1,586,500	190%
Mr. Richgels	$365,000	143%
Mr. Bichsel	$360,000	150%
Mr. Goodall	$320,000	152%
Mr. Brocklehurst	$210,000	133%

Equity Awarded in 2012

Our equity incentive program is designed to reward executives for annual performance relative to corporate and individual objectives while aligning the interests of executives and shareholders. The program affords executives the opportunity to consistently increase their ownership in FirstMerit while also creating a retention incentive through the use of a multi-year vesting period.

Early in 2011, the Compensation Committee established a target equity award for each of our NEOs expressed as a percentage of the midpoint of their salary grade range, and determined that actual equity awarded in 2012 would be based on the Compensation Committee’s assessment of corporate and individual performance in 2012, the recommendation of Mr. Greig for all executives other than himself, and an evaluation of the market competitive range of equity awarded to CEOs in our peer group. This design was generally consistent with our practice in recent years. Target equity award levels for our NEOs are shown in the table below.

Named Executive Officer	Target Equity Award as % of Salary Grade Midpoint
Mr. Greig	200%
Mr. Richgels	100%
Mr. Bichsel	100%
Mr. Goodall	80%
Mr. Brocklehurst	70%

Regarding Mr. Greig’s target equity award, Gough’s review of peer CEO compensation indicated that Mr. Greig’s total direct compensation opportunity at target was near the 75th percentile of the target total direct compensation opportunity among peer CEOs. The Compensation Committee felt that this positioning was appropriate due to FirstMerit’s sustained record of strong performance and our significant emphasis on incentive compensation, as depicted in the chart on page 223.

In recommending the actual number of restricted shares to be granted to Mr. Greig in 2012, the Compensation Committee first reviewed an assessment provided by Gough of equity award amounts received by CEOs in our peer group and a corresponding recommendation of the market competitive range for Mr. Greig. The Compensation Committee then considered FirstMerit’s corporate performance in 2011, which as a point of reference was significantly above target based on our 2011 ICP result. Finally, the Compensation Committee considered the results of our Board’s review of Mr. Greig’s performance in 2011, which as discussed on page 224 was 9.6 on a scale of one to ten. Based on the preceding factors, the Compensation Committee recommended and the full Board approved an equity award to Mr. Greig that was identical in grant date fair value to the equity awards he received in 2010 and 2011, though the award was lower as a percentage of his salary and his equity award target. The number of restricted shares granted to Mr. Greig was calculated based on the recommended $2 million award value divided by FirstMerit’s stock price on the date of grant.

In recommending the equity awards for executives other than himself, Mr. Greig adjusted the actual award amount from the targeted award amount based on an assessment of FirstMerit’s performance in 2011, the results of each executive’s annual performance review, each executive’s expected contributions to FirstMerit in 2012 and future years, historical grant practices relative to recommended amounts, and internal pay comparisons. Mr. Greig recommended equity award values for each executive, and the number of restricted shares granted to each executive was calculated based on the recommended equity award value divided by FirstMerit’s stock price on the date of grant.

Following approval by the Board of Directors, the following equity awards were granted to our NEOs in April 2012 based on 2011 performance results:

Named Executive Officer	2012 Equity Award (# of Restricted Shares)	2012 Equity Award (Grant Date Fair Value)	2012 Equity Award as a % of Target
Mr. Greig	124,300	$1,999,987	120%
Mr. Richgels	26,724	$429,989	124%
Mr. Bichsel	26,724	$429,989	124%
Mr. Goodall	19,888	$319,998	132%
Mr. Brocklehurst	14,319	$230,393	125%

Consistent with recent practice, the equity awards consisted solely of restricted shares that vest in equal installments on each of the first three anniversaries of the grant date, subject to the executive’s continued employment. Restricted shares were chosen because they provide the desired retention incentive for our executives, while also aligning their interests with those of our shareholders without encouraging excessive risk-taking.

As in the past, dividend payments on these time-based restricted share grants are paid to the NEOs before the restrictions on the grants lapse. The Compensation Committee believes that making these current dividend payments further aligns the interests of the NEOs with those of our shareholders. These payments ensure that NEOs are immediately affected by any decrease or increase in FirstMerit’s dividend payments.

Benefits & Perquisites

We offer a package of employee health and welfare benefits to our employees, including our NEOs. These benefits include health, dental, and vision coverage, life insurance, and disability insurance. We and our employee participants share in the cost of these programs, and benefits are provided to our NEOs and our other employees on the same general basis.

The Compensation Committee provides only limited perquisites to the NEOs, and the Compensation Committee periodically reviews those perquisites to keep those benefits to a minimum. For 2012, we reimbursed Mr. Greig for country club dues pursuant to his employment agreement, but we do not provide country club reimbursements for our other NEOs. Rather, FirstMerit maintains two corporate country club memberships for the business use of our other NEOs. In addition, for 2012, we reimbursed Mr. Greig for an executive physical exam. Each of the other NEOs were also eligible to receive reimbursement for executive physical exams, but did not receive any such reimbursement for 2012. We offer physical exams to our executives because we believe that is in FirstMerit’s best interest to minimize potential health-related disruptions to our leadership team by encouraging executives to monitor their personal health and well-being. We also reimbursed Mr. Greig for home security services over a three week period during which he was traveling for FirstMerit business. The aggregate incremental costs of the perquisites that we provided to the NEOs for 2012 are reflected in the “All Other Compensation” column of the 2012 Summary Compensation Table on page 238 below.

Retirement Benefits

During 2012, our NEOs were generally eligible to participate in our qualified and non-qualified defined benefit plans, qualified and non-qualified defined contribution plans, and our non-qualified deferred compensation plan, although Messrs. Goodall and Brocklehurst are not eligible to participate in our defined benefit plans. The non-qualified plans allow us to pay retirement benefits in amounts that exceed the limitations imposed under the Internal Revenue Code under our qualified plans. We provide a complete description of these plans under the headings “Executive Retirement Plans” on page 241 below and “Executive Deferred Compensation Plans” on page 245 below.

Compensation Decisions for 2013

In response to the concerns of our shareholders, the Compensation Committee and management undertook a significant redesign of our incentive compensation programs for 2013. The objective in re-designing the ICP and equity program was to reinforce the connection between the success of our company, the success of our shareholders, and the success of our executive management team.

2013 Incentive Compensation Plan

While award opportunities as a percentage of base salary for the NEOs under the 2013 ICP have not changed from 2012, the method for computing incentive payments has changed. ICP awards for 2013 performance will be determined exclusively by a formula that measures:

•	Corporate financial performance relative to budgeted amounts

•	Corporate financial performance relative to peers

•	Individual performance

A target level of performance has been established and a range of acceptable performance has been defined for each objective in the 2013 plan. Threshold performance is defined as 85% to 90% of target level, and maximum as 110% to 115% of target, depending on the objective. Performance below threshold for any objective will result in no incentive payment for that objective, while the payment for any one objective and the plan as a whole will be capped for performance above maximum.

The performance metrics and weightings that will be used to calculate 2013 ICP awards for executive officers are as follows:

Weight
Performance Relative to Budget	60%

Profitability
Return on Assets	10%
Total Revenue	5%
Net Income	10%
Pre-Provision / Pre-Tax Income	5%
Credit Quality
Net Charge-offs / Avg. Loans	10%
NPAs / Loans & OREO	10%
Capital
Total Risk-Based Capital Ratio	3.4%
Tier 1 Capital Ratio	3.3%
Leverage Capital Ratio	3.3%

Performance Relative to Peers	20%

Profitability
Return on Tangible Equity	4%
Return on Assets	4%
Net Interest Margin	4%
Credit Quality
Net Charge-offs / Avg. Loans	4%
NPAs / Loans & OREO	4%

Individual Performance	20%

Performance Evaluation	20%

Financial performance as shown above will be measured based on GAAP reporting for FirstMerit and its peers. The Compensation Committee will have the ability to exclude from financial performance calculations certain one-time events that either positively or negatively impact incentive awards for executives. However, such exclusions will be limited in nature, and the parameters for determining which one-time events may be excluded will be established at the beginning of the performance year.

Results of the financial performance measures shown above will be compiled for FirstMerit and its peers at the end of 2013. Individual performance will be measured for each participant as part of FirstMerit’s annual performance evaluation system. The CEO’s performance will be assessed by the independent members of the Board of Directors, and the performance of other executives will be evaluated by the CEO. In each case, participants will be assigned a numerical score on their performance evaluation that will correspond to threshold, target, or maximum performance. For each of the financial performance metrics and the individual performance evaluation, actual performance on the threshold-target-maximum scale will be assigned a scale score and multiplied by the weighting shown above, which will yield an overall scale score for each participant. That scale score will directly correspond with a cash incentive award expressed as a percentage of each participant’s base salary.

In the event that the variance between the budgeted and peer-relative performance measures exceeds 20%, the overall weighting between the two categories will switch from 60% budgeted / 20% relative to 20% budgeted / 60% relative. For example, if the overall scale score for performance relative to budget was 100 while the scale score for performance relative to peers was 70, the category weightings would switch to give greater consideration to relative performance than budgeted performance. In this particular fact pattern, incentive awards for executives would be reduced due to the weighting switch. We have implemented this feature in recognition of the fact that overall trends in the financial services industry are quickly evolving and may have a significant impact on our corporate performance, and that our executives should be neither excessively rewarded nor unduly punished for general industry performance that is not unique to FirstMerit.

2013 Equity Program

We have also reconsidered the form and structure of our equity incentive program for 2013. Historically, we have awarded equity in the form of restricted stock, which vested based on time and continued service. The number of restricted shares awarded to each executive was determined based on our corporate performance in the preceding year as well as objective and subjective assessments of individual performance. A similar design was planned for 2012, with awards to be made in 2013 based on 2012 performance. However, the Compensation Committee wished to act promptly following our 2012 Say on Pay vote to reconsider our equity program in recognition of the concerns of our shareholders. As a result, the Compensation Committee restructured the previously adopted program to include significant performance-vesting conditions on a portion of the equity that would be awarded in 2013.

Beginning with the grants that will be made in early 2013, we will grant restricted stock units (or RSUs) to our NEOs. RSUs were chosen because they offer the same retention, alignment, and risk mitigation benefits as restricted stock, while avoiding potential negative tax consequences for participants nearing retirement age. At least 52% of the number of RSUs awarded to each NEO will vest based on FirstMerit’s corporate performance over the vesting period, while any additional RSUs awarded will vest based on time and continued service. The use of performance-vested and time-vested awards in combination allows executives to consistently increase their ownership interest in FirstMerit and connects the long-term value of the awards to our long-term stock performance, while also encouraging the achievement of the annual operational goals that drive our long-term company value.

The number of RSUs awarded to Mr. Greig in 2013 will be based on a fixed percentage his salary grade midpoint, and that fixed percentage is unchanged from his target equity award in 2012 as a percentage of midpoint. The number of RSUs awarded to each executive other than the CEO in 2013 will be based on a targeted percentage range of his or her salary grade midpoint. From within the targeted range, the CEO will recommend the actual number of RSUs to be awarded to each NEO other than himself based on the performance of the executive and FirstMerit in 2012. However, the Compensation Committee, or the CEO for all executives other than himself, retains the right to grant awards less than the target amount or stated minimum of each executive’s range, or to grant no awards to the executive in a given year, if performance or other conditions warrant.

Named Executive Officer	Target Equity Award Range as % of Salary Grade Midpoint
Mr. Greig	200%
Mr. Richgels	85%-115%
Mr. Bichsel	85%-115%
Mr. Goodall	68%-92%
Mr. Brocklehurst	59.5%-80.5%

Performance-vested RSUs

As mentioned above, at least 52% of the equity award will be granted in performance-vesting RSUs. These awards will vest in equal installments on the first three anniversaries of the award date, with the number of RSUs vesting each year determined by FirstMerit’s ROE compared to its peer group in the preceding year. Financial performance will be measured based on GAAP reporting for FirstMerit and its peers. The Compensation Committee will have the ability to exclude from financial performance calculations certain one-time events that either positively or negatively impact incentive awards for executives. However, such exclusions will be limited in nature, and the parameters for determining which one-time events may be excluded will be established at the beginning of the performance year.

The table below details the required level of performance and subsequent award vesting for the 2013 award:

	Threshold	Target	Maximum
ROE Compared to Peers	30th Percentile	50th Percentile	70th Percentile
Number of RSUs Vesting (as % of Target)	25%	100%	175%

Vesting will be pro-rated for performance between threshold and target or target and maximum, and no awards will vest in a given year if performance in the preceding year was below threshold.

Time-vested RSUs

The remaining RSUs granted to each NEO will vest in equal installments on each of the first three anniversaries of the grant date, subject to the executive’s continued employment. The Compensation Committee, or the CEO for all executives other than himself, may choose to reduce the number of time-vested RSUs that will be granted to an executive from the stated guideline if corporate or individual performance does not meet our expectations. However, in no case may the number of time-vested shares granted exceed 48% of the target equity award for any executive. The design of the time-vested portion of our 2013 equity program is consistent with our historical equity award practice.

Dividend equivalents

Our historical practice has been to pay dividends on unvested restricted stock on a quarterly basis, consistent with common industry practice. Beginning with the RSUs granted in 2013, we will pay dividend equivalent units on unvested RSUs as follows:

•	Time-vested RSUs: Dividend equivalents will be paid quarterly, similar to our historical practice.

•

Performance-vested RSUs: Dividend equivalents will be accrued quarterly through the performance period and paid out on the vesting date, commensurate with the number of RSUs that are actually earned based on FirstMerit’s corporate performance relative to its peers. No interest or premium will be paid on accrued dividends. This represents a departure from our historical practice but is consistent with industry practice for performance-vested equity.

2013 Pay at Risk

A significant portion of our executives’ 2013 direct compensation package is directly tied to FirstMerit’s performance results in 2013 and subsequent years, and is therefore at-risk of being reduced or eliminated if we fail to meet our standards of high performance. The exhibit below illustrates the relationship for 2013 between fixed and at-risk target direct compensation for each of our NEOs:

One of our objectives in implementing the re-designed programs for 2013 was to ensure that at least half of the equity awards received by our NEOs and half of the direct compensation received by our CEO is at-risk. In addition, we consider it appropriate to have a greater percentage of our CEO’s pay tied to corporate performance than that of our other NEOs due to the greater value of his compensation package and the crucial role he plays in every area of our organization.

Additional Policies and Procedures Related to Compensation

Share Ownership Guidelines

The Compensation Committee bases a large part of its compensation philosophy on aligning the interests of our NEOs with those of our shareholders. As a result, the Compensation Committee has adopted share ownership guidelines for our executive officers. These guidelines require that within a five-year period from the date a person becomes an executive officer, he or she must hold FirstMerit common shares in value equal to approximately two-and-one-half times his or her base salary (or five times base salary in the case of our CEO). The Compensation Committee annually monitors whether the NEOs have satisfied or are making progress toward satisfying the share ownership guidelines. In making this determination, the Compensation Committee considers common shares deemed to be held in the Executive Deferred Plan, common shares held for the executive in the 401(k) Plan, common shares beneficially owned by the executive (but excluding options whether or not exercisable), and restricted common shares granted to the executive.

As of May 2012, each named executive officer was either in compliance with the share ownership guidelines or, in the case of Mr. Brocklehurst, had not completed a fifth year as an executive officer.

Equity Award Policies

The Compensation Committee has a policy against timing equity grants to our NEOs with the release of material non-public information. The Compensation Committee also has a policy requiring that all equity awards to our NEOs have a minimum vesting period of one year.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally provides that no deduction is allowed for compensation in excess of $1 million paid by a public company to its CEO or any of its other three most highly paid executive officers (other than the CEO and CFO). Compensation that meets the requirements of “performance-based” compensation is not subject to the deductibility limit. Consistent with one such requirement, we have submitted our ICP and the performance objectives pursuant to which compensation is to be paid under the ICP for shareholder approval at our annual meeting (see page 261). If compensation paid pursuant to the ICP meets the other requirements necessary to qualify as performance-based compensation under Section 162(m), attaining approval of this program will allow us to enhance the deductibility of our executive compensation programs for 2013 and future years, to the extent doing so is reasonable and consistent with FirstMerit’s strategies and goals. However, the Compensation Committee recognizes that paying certain compensation that is not tax-deductible may sometimes be in the best interest of the Company, and to that end we do not have a policy requiring that all compensation be deductible.

Change in Control and Displacement Agreements

We have entered into change in control and displacement agreements with each of our NEOs. The Compensation Committee believes these agreements serve the best interests of FirstMerit and its shareholders by ensuring that, if a change in control or significant acquisition were ever under consideration, the NEOs would be able to advise the Board of Directors dispassionately about the potential transaction and implement the decisions of the Board without being unduly influenced by personal economic concerns. In addition, the Board of Directors believes that these agreements are an important aspect of attracting and retaining the executive talent needed to lead FirstMerit, particularly through the critical period leading up to a potentially significant transaction.

Change in Control Agreements

Historically, our change in control agreements have provided benefits to our NEOs in the event of their termination following a change in control. However, in 2009, FirstMerit executed amended and restated change in control agreements with certain of the NEOs which provide certain benefits upon the occurrence of a change in control or certain termination events following a change in control. In determining to implement the amended change in control agreements, the Compensation Committee sought to restructure FirstMerit’s change in control benefits such that the benefits provided under the amended change in control agreements would not constitute “golden parachute” payments under Section 280G of the Internal Revenue Code, or the provisions of the Capital Purchase Program established under the Emergency Economic Stabilization Act of 2008, which was applicable to the Company at the time.

In addition, we amended Mr. Greig’s existing change in control agreement in February 2013 to eliminate the excise tax gross-up feature of the agreement.

As adopted, the Compensation Committee believes that the amended change in control agreements are, by design and operation, consistent with its compensation philosophy and business strategy and are an essential component of our efforts to promote executive retention and continuity of management. Additional information regarding the benefits provided by our amended change in control agreements can be found under the caption “Executive Agreements” on page 247 below.

Displacement Agreements

In addition to the amended change in control agreements, we maintain displacement agreements with each of our NEOs. Pursuant to the displacement agreements, “displacement” is defined as the termination of the executive’s employment with FirstMerit as a consequence of a merger, acquisition, or other similar transaction, where no change in control of has occurred. Generally, the benefits provided under the displacement agreements are substantially similar to those provided to executives whose employment is terminated following a change in control event. Similar to his change in control agreement, Mr. Greig’s displacement agreement was amended in February 2013 to eliminate the excise tax gross-up feature of the agreement. Additional information regarding the benefits provided by our displacement agreements can be found under the caption “Executive Agreements” on page 247 below.

Recovery of Incentive Compensation

As set forth under the caption “Corporate Governance — Policies of the Board of Directors” above, the Board of Directors has adopted a policy relating to the “clawback” of incentive compensation paid to executive officers in the event of certain restatements of our financial statements. Under that policy, the Board of Directors will, to the full extent permitted by applicable law, in all appropriate cases, require reimbursement of any bonus paid or incentive compensation awarded to the executive, and/or effect the cancellation of unvested equity awards previously granted to the executive if: (1) the amount of the bonus or incentive compensation was calculated based on the achievement of financial results that were subsequently the subject of a material restatement, (2) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement, and (3) the amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded.

The Board of Directors intends to update this policy to the extent necessary to comply with any clawback rules adopted under the Dodd-Frank Wall Street Reform and Consumer Protection Act at the time those rules are defined and become effective.

Risk Assessment of Compensation Programs

Our governance and organizational structure has traditionally incorporated a substantial risk management component through the establishment of a Risk Management Committee of the Board of Directors, the appointment of a Chief Risk Officer and Enterprise Risk Manager, maintenance of a risk management department of FirstMerit Bank independent of the business units, and appointment of a multi-disciplinary team of officers to administer the compensation risk evaluation process.

During 2012, we again undertook a comprehensive risk-analysis process to assess the risk components of our incentive compensation programs and practices, which was very similar to the process we conducted in 2011. The process was performed in order to determine whether our compensation programs encourage excessive or imprudent risk-taking, and was conducted in accordance with the final joint guidance issued by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, and the Office of Thrift Supervision regarding incentive compensation and risk management at banking organizations. The process involved officers from the areas of Human Resources, Enterprise Risk, Internal Audit, and Legal.

The assessment process included an analysis of each major incentive compensation plan, with particular focus on plans that had the potential to pose inordinate risk to the company. We also identified employees who are eligible to receive incentive compensation and whose activities may expose us to material risks, identified the types and time horizons of such risks, assessed the performance metrics that we use in our incentive compensation programs, and assessed our process for monitoring our incentive compensation plans and their sensitivity to risk. In addition, mitigating factors (including our clawback policy, re-design of our ICP in 2011, and our share ownership guidelines), structural checks and balances, and key controls were evaluated in connection with such plans. Ultimately, key risk management personnel presented a report to each of the Compensation and Risk Management Committees of the Board of Directors, which concluded that our incentive compensation plans appropriately balance risk and reward, are compatible with effective controls and risk management, are adequately supported by strong corporate governance practices, and overall are consistent with safe and sound banking practices and do not pose unnecessary or imprudent risk to us.

Based upon the results of this assessment, the Compensation and Risk Management Committees was able to determine that the risks arising from our compensation policies and practices were not reasonably likely to have a material adverse effect on the company, and the Compensation Committee believes that our governance and organizational structures, in conjunction with our risk-mitigation framework, allow us to continue to objectively assess risk as it relates to all employee compensation programs and plans.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following table provides certain summary information concerning the compensation paid or accrued by FirstMerit and its subsidiaries to or on behalf of its named executive officers.

2012 Summary Compensation Table

Name and Principal Position	Year	Salary($)(1)	Bonus($)(2)	Stock Awards($)(3)	Non-Equity Incentive Plan Compensation($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)(5)	All Other Compensation($)		Total($)
Paul G. Greig	2012	$826,250	$—	$1,999,987	$1,586,500	$2,712,236	$276,471	(6)	$7,401,444
Chairman, President	2011	$791,250	$—	$1,999,995	$1,400,000	$1,923,463	$249,005		$6,363,713
and Chief Executive Officer	2010	$750,725	$691,927	$2,000,000	$1,238,073	$627,261	$202,273		$5,510,259

Terrence E. Bichsel	2012	$397,375	$—	$429,989	$360,000	$568,978	$53,983	(7)	$1,810,325
Exec. V.P. and Chief	2011	$387,125	$—	$427,548	$345,000	$496,781	$51,273		$1,707,727
Financial Officer	2010	$361,050	$126,970	$347,993	$352,274	$514,281	$44,779		$1,747,347

William P. Richgels	2012	$416,125	$—	$429,989	$365,000	$913,758	$81,992	(8)	$2,206,864
Exec. V.P. and Chief	2011	$387,125	$—	$427,548	$345,000	$688,806	$76,007		$1,924,486
Credit Officer	2010	$361,050	$126,970	$347,993	$352,274	$653,093	$72,819		$1,914,199

David G. Goodall	2012	$344,500	$—	$319,998	$320,000	$—	$116,698	(9)	$1,101,196
Exec. V.P.,	2011	$326,000	$—	$293,929	$300,000	$—	$111,569		$1,031,498
Commercial Banking	2010	$307,883	$110,315	$179,984	$232,597	$—	$96,958		$927,737

N. James Brocklehurst	2012	$284,700	$—	$230,393	$210,000	$—	$90,746	(10)	$815,839
Exec. V.P., Retail

(1)	The amounts reported for 2012 in the “Salary” column include amounts earned and the deferred portion of salary under the 401(k) Plan.
(2)

We did not make any bonus payments to our named executive officers with respect to 2012, including discretionary or retention bonuses, other than the cash incentive awards reported for 2012 in the “Non-Equity Incentive Plan Compensation” column.

(3)

The amounts reported for 2012 in the “Stock Awards” column represent the aggregate grant date fair value for awards of restricted shares granted during 2012 computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or FASB ASC Topic 718.

(4)

The amounts reported for 2012 in the “Non-Equity Incentive Plan Compensation” column consist of amounts earned under the 2012 ICP as a result of achieving certain performance goals, as further described above under “Compensation Discussion & Analysis — Compensation Decisions for 2012 — Annual Cash Incentive Program.”

(5)

The amounts reported for 2012 in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column consist solely of the actuarial increase in the present value of the named executive officers’ benefits between 2011 and 2012 under all pension plans established by FirstMerit, determined using interest rate and mortality rate assumptions consistent with those used in FirstMerit’s financial statements, and including amounts which the named executive officers may not currently be entitled to receive because such amounts are not vested.

(6)

For Mr. Greig, this amount includes $139,936 for dividend or dividend equivalents on restricted stock, $68,037 for contributions made by FirstMerit to Mr. Greig’s accounts under the 2008 Excess Plan and 401(k) Plan, $28,100 related to life insurance premiums paid by FirstMerit, and $15,855 in insurance and perquisite-related tax payments. This amount also includes payments made on Mr. Greig’s behalf for country club dues, security services, long-term disability and accidental death and dismemberment insurance and executive physical examinations.

(7)

For Mr. Bichsel, this amount includes $29,089 for dividend or dividend equivalents on restricted stock, $17,162 related to life insurance premiums paid by FirstMerit and $4,640 in insurance-related tax payments.

This amount also includes contributions made by FirstMerit to Mr. Bichsel’s account under the 401(k) Plan and payments made on Mr. Bichsel’s behalf for long-term disability and accidental death and dismemberment insurance.
(8)

For Mr. Richgels, this amount includes $29,089 for dividend or dividend equivalents on restricted stock, $24,083 for contributions made by FirstMerit to Mr. Richgels’ accounts under the 2008 Excess Plan and 401(k) Plan and $7,160 in insurance-related tax payments. This amount also includes payments made on Mr. Richgels’ behalf for long-term disability and accidental death and dismemberment insurance and executive physical examinations.

(9)

For Mr. Goodall, this amount includes $21,657 for dividend or dividend equivalents on restricted stock, $85,035 for contributions made by FirstMerit to Mr. Goodall’s accounts under the 2008 Excess Plan, the 2008 SERP and 401(k) Plan, and $2,503 in insurance-related tax payments. This amount also includes payments made on Mr. Goodall’s behalf for life insurance premiums, long-term disability and accidental death and dismemberment insurance.

(10)

For Mr. Brocklehurst, this amount includes amount includes $13,623 for dividend or dividend equivalents on restricted stock, $64,261 for contributions made by FirstMerit to Mr. Brocklehurst’s accounts under the 2008 Excess Plan, the 2008 SERP and 401(k) Plan, $2,504 in insurance-related tax payments. This amount also includes payments made on Mr. Brocklehurst’s behalf for life insurance premiums, long-term disability and accidental death and dismemberment insurance.

2012 Grants of Plan-Based Awards Table

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Name	Grant Date	Threshold($)	Target($)	Maximum($)
Paul G. Greig	—	$334,000	$835,000	$1,670,000	—	—
	04/18/2012	—	—	—	124,300	$1,999,987

Terrence E. Bichsel	—	$96,000	$240,000	$432,000	—	—
	04/18/2012	—	—	—	26,724	$429,989

William P. Richgels	—	$102,000	$255,000	$459,000	—	—
	04/18/2012	—	—	—	26,724	$429,989

David G. Goodall	—	$84,000	$210,000	$378,000	—	—
	04/18/2012	—	—	—	19,888	$319,998

N. James Brocklehurst	—	$62,942	$157,355	$286,100	—	—
	04/18/2012	—	—	—	14,319	$230,393

(1)

These columns list potential payouts for the named executive officers under the 2012 ICP. The actual amounts earned by the named executive officers for 2012 are included in the 2012 Summary Compensation Table above under the “Non-Equity Incentive Plan Compensation” column.

(2)	This column lists restricted share awards that were granted on April 18, 2012 and that vest in equal installments on each of April 21, 2013, 2014 and 2015.
(3)

This column lists the grant date fair value of the restricted share awards granted to the named executive officers, which value was computed in accordance with FASB ASC Topic 718 using $16.09, the closing share price of FirstMerit’s common shares on the grant date.

During 2012, we were a party to an employment agreement with Mr. Greig and change in control and displacement agreements with our named executive officers. For more information about this employment agreement, see “Executive Compensation and Other Information — Employment Agreements” on page 246 below and “Executive Agreements” on page 247 below. For more information about the pay mix provided to the named executive officers for 2012, see “FirstMerit Pay Mix” on page 223 above.

Outstanding Equity Awards at 2012 Fiscal Year-End Table

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Paul G. Greig	50,734	0	$22.90	5/18/2016	—		—
	—	—	—	—	28,224	(2)	$400,499
	—	—	—	—	80,128	(3)	$1,137,016
	—	—	—	—	124,300	(4)	$1,763,817

Terrence E. Bichsel	36,833	0	$19.68	2/20/2013	—		—
	50,734	0	$26.04	2/19/2014	—		—
	50,734	0	$26.41	2/17/2015	—		—
	15,931	0	$23.93	4/19/2016	—		—
	—	—	—	—	4,911	(2)	$69,687
	—	—	—	—	17,129	(3)	$243,061
	—	—	—	—	26,724	(4)	$379,214

William P. Richgels	15,221	0	$21.29	5/21/2017	—		—
	—	—	—	—	4,911	(2)	$69,687
	—	—	—	—	17,129	(3)	$243,061
	—	—	—	—	26,724	(4)	$379,214

David G. Goodall	—	—	—	—	2,540	(2)	$36,043
	—	—	—	—	11,776	(3)	$167,101
	—	—	—	—	19,888	(4)	$282,211

N. James Brocklehurst	4,567	0	$22.92	8/17/2016	—		—
	—	—	—	—	1,693	(2)	$24,024
	—	—	—	—	7,494	(3)	$106,340
	—	—	—	—	14,319	(4)	$203,187

(1)	Market value computed using $14.19, the closing share price of FirstMerit’s common shares on December 31, 2012, the last trading day of the fiscal year.
(2)	Award of restricted shares, all of which vest on April 21, 2013.
(3)	Award of restricted shares, one-half of which vest on each of April 21, 2013 and 2014.
(4)	Award of restricted shares, one-third of which vest on each of April 21, 2013, 2014 and 2015.

2012 Option Exercises and Stock Vested Table

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Paul G. Greig	99,387	$1,605,384
Terrence E. Bichsel	20,861	$336,631
William P. Richgels	20,861	$336,631
David G. Goodall	18,428	$294,387
N. James Brocklehurst	7,927	$127,953

(1)	Computed based on the number of shares acquired on vesting using the closing price of our common shares on the date of vesting.

2012 Pension Benefits Table

The following table sets forth the number of years of credited service and an estimate of the present value of accumulated benefits for the last fiscal year for each of the named executive officers with respect to the Pension Plan, Excess Plan and SERP.

Name	Plan Name	Number of Years Credited Service (#)(1)		Present Value of Accumulated Benefit ($)(2)
Paul G. Greig	Pension Plan	0.72		$15,297
	Excess Plan	0.72		$29,898
	SERP	13.00	(3)	$9,616,058

Terrence E. Bichsel	Pension Plan	13.00		$499,953
	Excess Plan	13.00		$272,554
	SERP	13.00		$2,277,562

William P. Richgels	Pension Plan	—		$—
	Excess Plan	—		$—
	SERP	6.00		$3,312,028

David G. Goodall	Pension Plan	—		$—
	Excess Plan	—		$—
	SERP	—		$—

N. James Brocklehurst	Pension Plan	—		$—
	Excess Plan	—		$—
	SERP	—		$—

(1)	For purposes of the SERP, executives are 100% vested upon the attainment of ten years of credited service.
(2)

Present Value of Accumulated Benefit is based on a pre-retirement discount rate of 4.21%. Benefits were assumed to be paid as a lump sum at the earliest retirement age in each plan (age 65). Lump sum present values were based on postretirement discount segment rate of between 1.99% and 5.26% (depending on length of service) and the postretirement mortality table specified in Section 417(e) of the Code. Benefits earned prior to June 2004 in the Pension Plan and Excess Plan are available in a lump sum form of payment at retirement.

(3)

Pursuant to age and service credits granted to Mr. Greig during fiscal 2008 and 2009, Mr. Greig is entitled to six years of age and service credit under the SERP beyond his years of actual service. However, as a result of the vesting parameters of the SERP and Mr. Greig’s actual years of service, only five years of the additional service credits are currently applicable.

Executive Retirement Plans

FirstMerit sponsors the following five executive retirement plans: (1) the Pension Plan; (2) the Excess Plan; (3) the 2008 Excess Plan; (4) the SERP; and (5) the 2008 SERP.

Pension Plan

Under the tax-qualified Pension Plan, pension benefits at normal retirement age 65 are based on the average base salary and commissions (exclusive of bonuses and overtime, if either exists, and not exceeding $250,000 in 2012) of each participant for the highest four consecutive years during the last ten years of employment. The benefits payable equal: (1) the sum of 1.35 percent of such average base salary multiplied by the number of years of credited service prior to January 1, 2005, up to 40 years, plus 0.55 percent of such average base salary in excess of “covered compensation,” multiplied by the number of years of credited service earned prior to January 1, 2005, up to 35 years; and (2) the sum of one percent of such average base salary multiplied by the number of years of credited service earned after January 1, 2005, up to 40 years (including years of service earned prior to January 1, 2005). “Covered compensation” for this purpose means the average (without indexing) of the Social Security taxable wage base in effect for each calendar year during the 35-year period ending with the last day of the calendar year in which the participant attains (or will attain) Social Security retirement age. Final average earnings are based upon the average of the four highest-paid consecutive calendar years of compensation out of the last ten years worked. Final average earnings are based on base salary and do not include overtime, bonuses, equity awards or other incentive compensation. Compensation recognized under the plan is limited based on the limits of Section 401(a)(17) of the Code.

Previously, employees were eligible to participate in the Pension Plan after attaining age 21 and working one year of at least 1,000 hours and became fully vested in their benefits upon the completion of five years of participating service, with the benefit payable to them on an unreduced basis at age 65 (normal retirement). However, effective January 1, 2007, benefit accruals under the Pension Plan ceased for employees with less than five years of services as of December 31, 2006. In addition, effective December 31, 2012, benefit accruals under the Pension Plan ceased for all active participants.

The Pension Plan offers several optional forms of payment, including five, 10, and 15 year certain or life annuities and 50%, 66-2/3%, 75% and 100% joint and survivor annuities. Benefits earned prior to June 30, 2004 are also eligible to be taken as a lump sum distribution at retirement The benefit paid under any of these options is actuarially equivalent to the life annuity benefit produced by the formula above. Employees are eligible to commence early retirement benefits at age 55 with 15 years of service. For participants with 25 or more years of service at retirement, the normal retirement benefit is reduced 3% annually for each year prior to age 65. For participants with less than 25 years of service at retirement, the normal retirement benefit is reduced 3% for each year retirement is taken prior to age 65 but after age 62, and 5% annually if retirement is taken prior to age 62. During 2012, none of the named executive officers were eligible to take early retirement under the Pension Plan.

Excess Plan

The Excess Plan is an unfunded arrangement that provides the difference between normal Pension Plan benefit calculations and federal maximum limits on pensions ($250,000 in 2012). Previously, all of our employees who had a base salary large enough to qualify were covered under the Excess Plan; however, effective January 1, 2007, benefit accruals under the Excess Plan ceased for non-vested employees as of December 31, 2006. In addition, effective December 31, 2012, benefit accruals under the Excess Plan ceased for all active participants. The provisions of the Excess Plan are the same as the Pension Plan, and benefits payable under the Excess Plan are reduced by any benefits payable from the Pension Plan.

2008 Excess Plan

The 2008 Excess Plan is an unfunded arrangement designed for any employee earning more than the Internal Revenue Service defined annual compensation limit ($250,000 in 2012). Eligible employees become participants under the 2008 Excess Plan in the first plan year (which we refer to as a Plan Year) during which the eligible employee can participate in the 401(k) Plan and the eligible employee’s benefits under the profit sharing feature and/or the Retirement Investment Plan are affected by the limitations set forth in Section 401(a)(17) of the Code. Currently, Messrs. Greig, Richgels and Goodall are participants in the Retirement Investment Plan feature of the 2008 Excess Plan (all named executive officers participate in the profit sharing feature of this plan).

Pursuant to the 2008 Excess Plan, FirstMerit maintains an account for each participant. With respect to each Plan Year, FirstMerit will make a deemed contribution to each participant’s account in an amount equal to the excess, if any, of: (1) the maximum profit sharing and/or Retirement Investment Plan amount that could have been credited to an account for the participant’s benefit for the Plan Year under the 401(k) Plan if the limitations under Section 401(a)(17) of the Code were not applied; minus (2) the actual profit sharing and/or Retirement Investment Plan amount that was actually credited to the participant’s account for such Plan Year under the

401(k) Plan. In addition, FirstMerit reserves the right to issue discretionary contributions to the account of one or more participants as may be determined by the Board of Directors. A participant will be vested in all 2008 Excess Plan contributions and all discretionary contributions in the same percentage as the participant is vested in profit sharing and Retirement Investment Plan accounts contributions under the 401(k) Plan. In addition, a participant will become 100% vested upon the earliest to occur of: (1) a determination that the participant is Disabled prior to the participant’s Separation from Service; (2) the participant’s Separation from Service due to his or her death; or (3) the participant’s Separation from Service by us without Cause or by the participant for Good Reason, in each case, within two years following a Change in Control (as such initially capitalized terms are defined in the 2008 Excess Plan). Any amounts credited to a participant’s account that are not vested at the time of a participant’s Separation from Service will be forfeited.

Except as otherwise provided, a participant in the 2008 Excess Plan will receive a distribution in cash equal to the value of the vested portion of their account generally within 90 days following their Separation from Service with FirstMerit. Each participant may elect to receive his or her vested distributions either in a single lump sum payment or in ten equal annual installments. Notwithstanding anything in the 2008 Excess Plan to the contrary, if a participant incurs a Separation from Service by FirstMerit for Cause, all amounts credited to the participant’s account (whether or not vested) will be forfeited as of the date of such Separation from Service. Participants agree not to compete with us for a period of three years following their Separation from Service. In addition, each participant agrees that in the event of a violation of such non-competition provision, such participant may be required to repay FirstMerit an amount equal to all distributions received by the participant and to forfeit any amounts credited to his or her account.

SERP

The intent of the SERP is to provide executives with a monthly retirement benefit equal to 50% of their average earnings after accounting for all other employer-provided sources of retirement income. Of the named executive officers, Messrs. Greig, Bichsel and Richgels each are participants under the SERP. The first step in calculating the benefit payable to a SERP participant at retirement is to determine the Target Benefit:

Target Benefit: 50% of Average Total Monthly Earnings (average of the highest three out of the last five years). The Target Benefit is reduced by 3% for each year the participant’s attained age is less than age 65 (in other words, the Target Benefit is multiplied by .91 for an executive retiring at age 62).

Once the Target Benefit has been calculated, it is then offset by retirement benefits provided from other sources, including benefits from other FirstMerit retirement plans, benefits provided from prior employers’ retirement plans, and 50% of the benefit provided from Social Security (since FirstMerit and the employee each pay 50% of the required Social Security tax). The SERP benefit is calculated as follows:

•	Target Benefit (as defined above, after reduction for early commencement); less

•	Monthly benefit payable from the qualified Pension Plan (reduced for early commencement); less

•	Monthly benefit payable from the Excess Plan (reduced for early commencement); less

•	Monthly benefits payable from prior employer defined benefit plans (reduced for early commencement); less

•	Actuarial equivalent monthly payments from prior employer defined contribution plan account balances (rolled forward with 6.5% earnings, if actual earnings are not available); less

•	FirstMerit matching contributions to the 401(k) Plan since January 1, 2001, converted to an actuarial equivalent monthly life annuity; less

•	FirstMerit contributions to the Profit Sharing Plan rolled forward with 7% earnings and converted to an actuarial equivalent monthly life annuity; less

•	FirstMerit contributions to the Retirement Investment Plan rolled forward with 7% earnings and converted to an actuarial equivalent monthly life annuity; and less

•	50% of primary Social Security monthly benefit.

Finally, the benefit resulting from the above calculation is multiplied by a Vesting Percentage based on the executive’s length of service in the SERP. The Vesting Percentage is determined as follows:

•	Vesting Percentage = Vesting Service multiplied by 10%.

•	If termination is on or after age 55, the minimum Vesting Percentage is 50% at age 55 and increases by 10% on each anniversary date thereafter.

Benefits earned after December 31, 2004 in the SERP are payable as a lump sum or as an annuity based on an election that was submitted in 2005 in order to comply with Section 409A of the Code. Benefits earned on or before December 31, 2004 are payable in a life annuity or five, 10, or 15 year certain life annuities, and 50%, 66 2/3% and 100% joint and survivor annuities, and can be taken as a lump sum distribution. Prior to 2001, the Target Benefit in the SERP was based on 65% of base pay. If this formula would yield a higher benefit for any executive who was a participant in the SERP as of December 31, 2000, this benefit would be payable as a minimum benefit. Executives are eligible to commence early retirement benefits in the SERP at age 55 with five years of service. As described above, the 50% Target Benefit in the SERP is reduced by 3% per year prior to age 65. The SERP was closed to all non-participating executives as of December 31, 2007. During 2012, only Messrs. Greig and Bichsel were eligible to take early retirement under the SERP.

2008 SERP

The 2008 SERP is a nonqualified defined contribution plan designed for a select group of highly compensated employees, serving in executive tier positions who are not eligible to participate in the closed SERP. Eligible employees become participants under the 2008 SERP only upon designation by the Compensation Committee. Currently, Messrs. Goodall and Brocklehurst are the only named executive officers of FirstMerit participating in the 2008 SERP.

Pursuant to the 2008 SERP, FirstMerit maintains an account for each participant and makes an annual contribution to each participant’s account in an amount equal to 10% of the participant’s compensation for the portion of the plan year during which such participant was eligible to participate in the 2008 SERP. Except as otherwise determined by the Compensation Committee, each participant shall become 100% vested in their participant account upon the completion of at least 1,000 hours of service in three consecutive plan years. However, in accordance with the accelerated vesting provisions of the 2008 SERP, participants shall also become 100% vested upon the earliest occurrence of: (1) the participant’s death; (2) a determination that the participant is Disabled prior to his or her Separation from Service; or (3) termination of the participant by us Without Cause or the voluntary resignation of the participant for Good Reason, in each case, within two years following a Change in Control (as such initially capitalized terms are defined in the 2008 SERP). All amounts credited to a participant’s account that are not vested at the time of the participant’s Separation from Service shall be forfeited. Except as otherwise provided, a participant in the 2008 SERP will receive a distribution in cash equal to the value of the vested portion of his or her account generally within 90 days following his or her Separation from Service with FirstMerit. Pursuant to the 2008 SERP, each participant may direct that the participant’s account be valued as if it is invested in one or more investment funds indices that are available to participants in the 401(k) Plan. Under the 2008 SERP, each participant may elect to receive his or her vested distributions either in a single lump sum payment or in ten equal annual installments.

In the event that FirstMerit terminates a participant For Cause (as such term is defined in the 2008 SERP), such participant shall forfeit all amounts credited to his or her account (whether vested or unvested) as of the date of his or her Separation from Service. Under the terms of the 2008 SERP, participants agree not to compete with FirstMerit for a period of three years following their Separation from Service. Additionally, each participant agrees that in the event of a violation of such non-competition provision, such participant will be required to repay FirstMerit an amount equal to all distributions received by the participant and will forfeit any amounts credited to their account.

2012 Nonqualified Deferred Compensation Table

Name	Plan Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(1)	Aggregate Balance at Last FYE ($)(2)
Paul G. Greig	Executive Deferred Plan 2008 Excess Plan 2008 SERP	$—	$—	$—	$—
		$—	$65,953	$30,830	$249,635
		$—	$—	$—	$—

Terrence E. Bichsel	Executive Deferred Plan 2008 Excess Plan 2008 SERP	$—	$—	$(18,581)	$806,081
		$—	$954	$489	$4,772
		$—	$—	$—	$—

William P. Richgels	Executive Deferred Plan 2008 Excess Plan 2008 SERP	$—	$—	$—	$—
		$—	$15,786	$6,483	$65,087
		$—	$—	$—	$—

David G. Goodall	Executive Deferred Plan 2008 Excess Plan 2008 SERP	$—	$—	$384	$4,611
		$—	$10,474	$1,698	$20,781
		$—	$57,600	$10,962	$125,455

N. James Brocklehurst	Executive Deferred Plan 2008 Excess Plan 2008 SERP	$—	$—	$—	$—
		$—	$7,444	$1,625	$18,522
		$—	$48,549	$4,371	$66,211

(1)

All company contributions were included in the 2012 Summary Compensation Table. All earnings are tied to the performance of common shares or other designated investment fund indices, are not above-market and are not included in the 2012 Summary Compensation Table.

(2)

The following amounts listed in this column were previously reported in the Summary Compensation Table as compensation: for the Executive Deferred Plan, Mr. Bichsel, $660,431 and Mr. Goodall, $4,100; for the 2008 Excess Plan, Mr. Greig, $203,787; Mr. Bichsel, $3,015; Mr. Richgels, $50,267; Mr. Goodall, $19,380 and Mr. Brocklehurst, $7,444; and for the 2008 SERP, Mr. Goodall, $115,212 and Mr. Brocklehurst, $48,549.

Executive Deferred Compensation Plans

Under the Executive Deferred Plan, FirstMerit offers flexibility to certain key employees with respect to the form and timing of compensation payments by providing participating executives the opportunity to defer a portion of their annual base and ICP compensation, if any, and invest in our common shares and/or an asset account. Under the Executive Deferred Plan, base salary up to 90% and incentive payments up to 100% can each be deferred in 1% increments. Executives electing to participate in the Executive Deferred Plan have the option of investing deferred compensation into a stock account and/or asset account, both of which are maintained by us in the participant’s name.

If a participating executive chooses to establish a stock account, we will maintain the account in the participant’s name and credit the account with stock credits equal to the number of FirstMerit common shares that could have been purchased with the amount of any deferred compensation, at the closing price of common shares on the day the stock account is credited. In addition, the stock account is credited with any dividends paid on FirstMerit common shares. Participants are 100% vested in their stock account at all times.

Participants in the Executive Deferred Plan may also elect to establish an annual asset account, which we will maintain in the participant’s name. Under the asset account deferral option, participants are provided the option to have deferred compensation credited to mirror investment fund indices that are available to participants in the 401(k) Plan. Each participant’s asset account will be deemed to be credited and debited on a daily basis based on the performance of each investment fund in which a participant’s asset account is deemed to be invested. Under the Executive Deferred Plan, the Compensation Committee has sole discretion in the selection, number and types of investment funds available for investment and may change or eliminate investment funds from time-to-time in its sole discretion. The deemed earnings, gains and losses of each participant’s asset account are determined based upon the performance of the participant’s selected investment funds. Participants are 100% vested in their asset accounts at all times.

For deferrals prior to January 1, 2005, distribution of a participant’s stock account is to be made within 30 days after the last day of the month in which termination of employment occurs, provided that a retiring participant may elect to receive amounts in his or her stock account in up to 120 monthly installments. For deferrals on or after January 1, 2005, distribution of a participant’s stock and/or asset account may be made no sooner than six months after termination of employment, provided that a retiring participant may elect to receive amounts in his or her stock and/or asset account in up to 10 annual installments. With respect to deferrals made prior to January 1, 2005, a participant may also elect to withdraw all or a portion of amounts in the stock account in a single sum or in up to five equal annual installments during employment, provided such election is made at least one year prior to the date of the requested distribution. With respect to amounts deferred after December 31, 2004, a participant may elect to receive an in-service distribution of his or her annual deferrals, provided the election is made at the time the of deferral election and the deferrals remain in the plan for a minimum of three years. Notwithstanding the foregoing, all of a participant’s stock and/or asset account will be distributed to a participant’s beneficiary upon the participant’s death according to the election made by the participant. Distributions from a stock account are made in whole common shares, while distributions from a participant’s asset account will be made in cash.

Employment Agreements

On May 15, 2006, FirstMerit entered into an employment agreement with Paul G. Greig (which we refer to as the Greig Agreement) to retain him as our President and Chief Executive Officer, which was subsequently amended on January 17, 2008 and January 8, 2009. The initial term of the Greig Agreement was set to expire on May 31, 2009; however, since neither FirstMerit nor Mr. Greig delivered written notice on or before June 1, 2008 of an intent not to renew the Greig Agreement, the Greig Agreement continued for an additional one year term. The Greig Agreement will continue to renew for additional one year terms (which we refer to as Additional One-Year Terms) unless either party delivers a written notice of an intent not to renew the Greig Agreement at least 12 months before the beginning of the then current Additional One-Year Term. As of the date of this joint proxy statement/prospectus, neither FirstMerit nor Mr. Greig has provided a notice of non-renewal.

As amended, the Greig Agreement provided for an initial base salary of $689,037.36, which may be (and has been) increased during the term at the discretion of the Board of Directors. Mr. Greig is also entitled to participate in any long-term or short-term cash bonus program that we adopt or maintain for our senior executives and shall be assigned a target bonus of no less than 100% of his base salary, with the payment conditions for such bonus established by the Board of Directors. Additionally, Mr. Greig is entitled to participate in the health, welfare and retirement benefit programs provided to our senior executives and is entitled to reimbursement for one country club membership. Furthermore, Mr. Greig is entitled to reimbursement each year for the annual premiums he incurs for a variable, whole life insurance policy with a face value of $1,500,000 and is entitled to a distribution of 40 percent of the amount of any premiums taxable to him on account of such policy.

For a period of 24 full calendar months after Mr. Greig’s employment terminates for any reason (or 12 full calendar months after termination pursuant to either FirstMerit or Mr. Greig delivering a notice of intent not to renew the Greig Agreement), he will not directly or indirectly engage in any business that competes with us or our affiliates in any state where we or our affiliates have an office or branch during the term of the Greig Agreement and any state contiguous thereto. In addition, Mr. Greig is prohibited during the same time periods from soliciting, influencing or inducing any employee of the company or its affiliates to leave his or her employment.

If the Greig Agreement is terminated by FirstMerit without Cause or by Mr. Greig for Good Reason, Mr. Greig will be entitled to certain severance payments and other benefits (as such initially capitalized terms are defined in this paragraph). Under the Greig Agreement, “Cause” is defined generally as: (1) any act of fraud, intentional misrepresentation, embezzlement, misappropriation or conversion of assets of FirstMerit; (2) conviction of Mr. Greig of a felony or intentional and repeated violations by Mr. Greig of our written policies or procedures; (3) unauthorized disclosure of certain company confidential information; (4) intentional and material breach of any contract with, or violation of any legal obligation owed to, FirstMerit; (5) willful and intentional failure by Mr. Greig to materially comply (to the best of his ability) with a specific, written direction of the Board; (6) willful engagement in gross misconduct that is injurious to us; (7) Mr. Greig’s material breach of the Greig Agreement; or (8) any intentional cooperation with any party attempting to effect a change in control of FirstMerit unless the Board has approved or ratified that action before such change in control or if such cooperation is required by law. Under the Greig Agreement, “Good Reason” is defined generally as: (1) any breach of the Greig Agreement by or on behalf of FirstMerit; (2) a reduction in Mr. Greig’s title, duties, responsibilities or status; (3) the assignment to Mr. Greig of duties that are inconsistent with his office; (4) the modification of his reporting responsibilities; (5) certain involuntary reductions in base salary; (6) relocation to an office more than 50 miles distant from Akron, Ohio; (7) involuntary discontinuance of Mr. Greig’s participation in any company benefit plan unless the plan is discontinued equally to all participants; (8) any termination of employment or discontinuation of benefits during any period that Mr. Greig is unable to perform his duties due to a disability but before the end of the disability determination period; (9) an unsuccessful attempt by FirstMerit to terminate Mr. Greig for Cause or any attempted termination that is not effected pursuant to the required notice; or (10) our failure to obtain an assumption of its obligations under the Greig Agreement by any successor.

Executive Agreements

Change in Control Agreements

To promote stability among certain key officers, the Board of Directors has authorized FirstMerit to execute Amended Change in Control Agreements with certain executive officers of FirstMerit, including each of the named executive officers. Pursuant to the terms of the Amended Change in Control Agreements, covered executive officers are provided with certain benefits upon the occurrence of: (1) a Change in Control (as defined in the Amended Change in Control Agreements); or (2) certain termination events following a Change in Control. In the event of a Change in Control, whether or not resulting in termination, covered executives are provided with the automatic vesting of all outstanding equity awards and certain executives (excluding Mr. Greig) are credited with 24 additional months of service, age and earnings in connection with calculating benefits under either the SERP or 2008 SERP. However, notwithstanding the foregoing, in the event that a covered executive is subsequently terminated for Cause (as defined in the Amended Change in Control Agreements), the executive will not be entitled to benefits under the Amended Change in Control Agreements.

If a Change in Control has occurred and during the Protection Period a covered executive’s employment is terminated: (1) by FirstMerit other than for Cause, Disability or death; or (2) by the executive for Good Reason (as such terms are defined in the Amended Change in Control Agreements), covered executives are generally provided with base salary, incentive compensation (at the “target” or higher level) and medical, life and accidental death and dismemberment insurance for a designated period following termination. In regards to base salary and incentive compensation, such executive officer shall be entitled to an amount payable in one lump sum equal to the named executive officer’s base salary (at the highest annualized rate in effect during the period after or immediately prior to the Change in Control) multiplied by a specific variable. Mr. Greig has a multiple of 3.0, Messrs. Richgels and Bichsel have multiples of 2.5 and all other named executive officers have a multiple of 2.0. Each named executive officer is also entitled to receive an amount equal to the target level of incentive compensation during the year of the date of termination, multiplied by the same variable. Finally, each named executive officer also receives benefits for a period after termination corresponding with their specific multiple (in other words, 24 months for a 2.0 multiple, 36 months for a 3.0 multiple, etc.), which must include medical and life insurance benefits identical to those in effect just before the Change in Control.

As of February 21, 2013, none of the Amended Change in Control Agreements include a provision providing for the gross-up of excise taxes incurred with respect to so-called “golden parachute payments” under Section 280G of the Code. Other than for Mr. Greig, each Amended Change in Control Agreement provides that if any payments or benefits, whether provided pursuant to the Amended Change in Control Agreement or otherwise, would constitute a “golden parachute” payment, then the amount of such payments or benefits will be reduced to the extent necessary so as not to constitute a “golden parachute payment” for purposes of Section 280G of the Code.

As described above in “Compensation Discussion & Analysis—Response to 2012 Say on Pay Vote,” on February 21, 2013, Mr. Greig voluntarily waived the Section 280G excise tax gross-up provision that was previously included in his Amended Change in Control Agreement. As a result of that waiver, Mr. Greig’s Amended Change in Control Agreement was further amended to provide that if any payments or benefits, whether provided pursuant to the Amended Change in Control Agreement or otherwise, would constitute a “golden parachute payment,” then the amount of such payments or benefits will be reduced to the extent necessary so as not to constitute a “golden parachute” for purposes of Section 280G of the Code, but only if that reduction results in a better net after-tax benefit to Mr. Greig.

In return for the benefits provided, covered executives agree to abide by certain confidentiality, cooperation and disclosure obligations in regards to FirstMerit during a potential Change in Control situation, and in the case of executives other than Mr. Greig, certain non-competition provisions for a period of one year if: (1) the executive voluntarily terminates their employment for Good Reason following a Change in Control: or (2) we terminate the executive other than for Cause, Disability or death following a Change in Control.

Displacement Agreements

In addition to the Amended Change in Control Agreements, FirstMerit has executed displacement agreements with certain of our executive officers, including each of the named executive officers. The displacement agreements each provide that if there is a merger, acquisition or like transaction that does not result in or involve a change in control of FirstMerit and the named executive officer is subsequently terminated or voluntarily terminates for Good Reason (as such term is defined in the displacement agreements) during the term of his or her agreement, the officer will be entitled to receive certain benefits similar to those provided for a qualifying termination under the Amended Change in Control Agreements.

Potential Payments Upon Termination or Change in Control

The tables below set forth a summary of the potential amounts payable to each named executive officer, based upon the closing price of our common shares effective December 31, 2012, the last trading day of the fiscal year, of $14.19, under various potential termination scenarios, including those provided pursuant to the Amended Change in Control Agreements and displacement agreements. Additionally, for Mr. Greig, the only named executive officer with an employment agreement, the table also provides an estimate of payments that would have been owed to him under the various termination provisions set forth in his employment agreement.

For Paul G. Greig, Chairman, President and Chief Executive Officer

Compensation Component	Voluntary Termination Without Good Reason(1)	Retirement(1)	Involuntary for Cause(1)	Involuntary Without Cause or Voluntary for Good Reason(1)	Disability(2)	Death(3)	Displacement + Involuntary Without Cause or Voluntary for Good Reason(4)	CIC + Involuntary for Cause(5)	CIC + Voluntary Without Good Reason(6)	CIC+ Involuntary Without Cause or Voluntary for Good Reason(7)
Pension Plan	$15,297	$15,297	$15,297	$15,297	$15,297	$7,649	$15,297	$15,297	$15,297	$15,297
2008 Excess Plan	$59,288	$59,288	$59,288	$59,288	$59,288	$59,288	$59,288	$59,288	$59,288	$59,288
Excess Plan	$29,898	$29,898	$29,898	$29,898	$29,898	$14,949	$29,898	$29,898	$29,898	$29,898
SERP	$16,413,691	$16,413,691	$8,793,060	$16,413,691	$16,413,691	$16,413,691	$16,413,691	$8,793,060	$16,413,691	$16,413,691
Life Insurance(8)	$147,427	$147,427	$147,427	$147,427	$147,427	$147,427	$147,427	$147,427	$147,427	$147,427
Cash Severance (Base Salary)	$—	$—	$—	$2,505,000	$—	$—	$2,505,000	$—	$—	$2,505,000
Cash Severance (Bonus)	$—	$—	$—	$2,505,000	$—	$—	$2,505,000	$—	$—	$2,505,000
Restricted Stock Value	$—	$—	$—	$3,301,341	$3,301,341	$3,301,341	$3,301,341	$—	$3,301,341	$3,301,341
Health and Welfare Benefits	$—	$—	$—	$155,212	$—	$—	$155,212	$—	$—	$155,212
Outplacement	$—	$—	$—	$—	$—	$—	$35,000	$—	$—	$35,000
Excise Tax Gross-up(9)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Total Value	$16,665,601	$16,665,601	$8,990,970	$25,132,154	$19,966,942	$19,944,344	$25,167,154	$8,990,970	$19,966,942	$25,167,154

For Terrence E. Bichsel, Executive Vice President and Chief Financial Officer

Compensation Component	Any Termination Not Otherwise Listed(1)	Retirement	Disability(2)	Death(3)	Displacement + Involuntary Without Cause or Voluntary for Good Reason(4)	CIC + Involuntary for Cause(5)	CIC + Voluntary Without Good Reason(6)	CIC+ Involuntary Without Cause or Voluntary for Good Reason(7)
Pension Plan	$499,983	$499,983	$499,983	$249,992	$499,983	$499,983	$499,983	$499,983
Excess Plan	$272,554	$272,554	$272,554	$136,277	$272,554	$272,554	$272,554	$272,554

SERP	$2,595,697	$2,277,562	$2,595,697	$2,595,697	$2,772,866	$2,277,562	$2,595,697	$2,772,866
Nonqualified Deferred Comp Balance	$806,081	$806,081	$806,081	$806,081	$806,081	$806,081	$806,081	$806,081
Life Insurance(8)	$140,860	$140,860	$140,860	$140,860	$140,860	$140,860	$140,860	$140,860
Cash Severance (Base Salary)	$—	$—	$—	$—	$1,000,000	$—	$—	$1,000,000
Cash Severance (Bonus)	$—	$—	$—	$—	$600,000	$—	$—	$600,000
Restricted Stock Value	$—	$—	$691,961	$691,961	$691,961	$—	$691,961	$691,961
Health and Welfare Benefits	$—	$—	$—	$—	$78,195	$—	$—	$78,195
Outplacement	$—	$—	$—	$—	$25,000	$—	$—	$25,000
Excise Tax Forfeiture(9)	$—	$—	$—	$—	$(139,803)	$—	$—	$(139,803)
Total Value	$4,315,175	$3,997,040	$5,007,136	$4,620,868	$6,747,697	$3,997,040	$5,007,136	$6,747,697

For William P. Richgels, Executive Vice President and Chief Credit Officer

Compensation Component	Any Termination Not Otherwise Listed(1)	Retirement	Disability(2)	Death(3)	Displacement + Involuntary Without Cause or Voluntary for Good Reason(4)	CIC + Involuntary for Cause(5)	CIC + Voluntary Without Good Reason(6)	CIC+ Involuntary Without Cause or Voluntary for Good Reason(7)
2008 Excess Plan	$15,334	$15,334	$15,334	$15,334	$15,334	$15,334	$15,334	$15,334
SERP	$3,771,639	$3,312,028	$3,771,639	$3,771,639	$4,240,481	$3,312,028	$3,771,639	$4,240,481
Life Insurance(8)	$68,010	$68,010	$68,010	$68,010	$68,010	$68,010	$68,010	$68,010
Cash Severance (Base Salary)	$—	$—	$—	$—	$1,062,500	$—	$—	$1,062,500
Cash Severance (Bonus)	$—	$—	$—	$—	$637,500	$—	$—	$637,500
Restricted Stock Value	$—	$—	$691,961	$691,961	$691,961	$—	$691,961	$691,961
Health and Welfare Benefits	$—	$—	$—	$—	$84,972	$—	$—	$84,972
Outplacement	$—	$—	$—	$—	$25,000	$—	$—	$25,000
Excise Tax Forfeiture(9)	$—	$—	$—	$—	$(487,174)	$—	$—	$(487,174)
Total Value	$3,854,983	$3,395,372	$4,546,944	$4,546,944	$6,338,404	$3,395,372	$4,546,944	$6,338,404

For David G. Goodall, Executive Vice President —   Commercial Banking

Compensation Component	Any Termination Not Otherwise Listed(1)	Retirement	Disability(2)	Death(3)	Displacement + Involuntary Without Cause or Voluntary for Good Reason(4)	CIC + Involuntary for Cause(5)	CIC + Voluntary Without Good Reason(6)	CIC+ Involuntary Without Cause or Voluntary for Good Reason(7)
2008 Excess Plan	$—	$—	$11,835	$11,835	$11,835	$—	$—	$11,835
2008 SERP	$—	$—	$64,450	$64,450	$64,450	$—	$—	$64,450
Life Insurance(8)	$6,049	$6,049	$6,049	$6,049	$6,049	$6,049	$6,049	$6,049
Cash Severance (Base Salary)	$—	$—	$—	$—	$700,000	$—	$—	$700,000
Cash Severance (Bonus)	$—	$—	$—	$—	$420,000	$—	$—	$420,000
Restricted Stock Value	$—	$—	$483,936	$483,936	$483,936	$—	$483,936	$483,936
Health and Welfare Benefits	$—	$—	$—	$—	$41,796	$—	$—	$41,796
Outplacement	$—	$—	$—	$—	$25,000	$—	$—	$25,000
Excise Tax Forfeiture(9)	$—	$—	$—	$—	$—	$—	$—	$—
Total Value	$6,049	$6,049	$566,270	$566,270	$1,753,066	$6,049	$489,985	$1,753,066

For N. James Brocklehurst, Executive Vice President —   Retail

Compensation Component	Any Termination Not Otherwise Listed(1)	Retirement	Disability(2)	Death(3)	Displacement + Involuntary Without Cause or Voluntary for Good Reason(4)	CIC + Involuntary for Cause(5)	CIC + Voluntary Without Good Reason(6)	CIC+ Involuntary Without Cause or Voluntary for Good Reason(7)
2008 Excess Plan	$—	$—	$7,041	$7,041	$7,041	$—	$—	$7,041
2008 SERP	$—	$—	$48,470	$48,470	$48,470	$—	$—	$48,470
Life Insurance(8)	$8,806	$8,806	$8,806	$8,806	$8,806	$8,806	$8,806	$8,806
Cash Severance (Base Salary)	$—	$—	$—	$—	$572,200	$—	$—	$572,200
Cash Severance (Bonus)	$—	$—	$—	$—	$314,710	$—	$—	$314,710
Restricted Stock Value	$—	$—	$463,918	$463,918	$463,918	$—	$463,918	$463,918
Health and Welfare Benefits	$—	$—	$—	$—	$38,332	$—	$—	$38,332
Outplacement	$—	$—	$—	$—	$25,000	$—	$—	$25,000
Excise Tax Forfeiture(9)	$—	$—	$—	$—	$—	$—	$—	$—
Total Value	$8,806	$8,806	$528,235	$528,235	$1,478,477	$8,606	$472,724	$1,478,477

(1)

For Mr. Greig, the amounts are determined pursuant to the terms of his employment agreement and other applicable benefit arrangements. For the other named executive officers, none of whom has an employment agreement with us, the amounts are determined pursuant to the applicable benefit arrangements.

(2)

Upon the termination of a named executive officer’s employment as a result of a permanent disability, the named executive officer is entitled to all accrued benefits under the Pension Plan, Excess Plan, 2008 Excess Plan, SERP and 2008 SERP, as applicable. In addition, all unvested time-based restricted stock awards and all unvested stock option awards will vest in full. As all outstanding stock options are currently fully vested, the amount in the “Restricted Stock Value” column represents only the value of the accelerated vesting of unvested restricted stock awards outstanding for the named executive officers.

(3)

Upon death, each named executive officer’s designated beneficiary is entitled to receive a monthly payment equal to 50% of the named executive officer’s accrued Pension Plan, Excess Plan and 2008 Excess Plan benefits. Additionally, designated beneficiaries are entitled to a 15-year certain annuity payment based on 100% of the named executive officer’s accrued benefits under the SERP and 2008 SERP. In addition, all unvested time-based restricted stock awards and all unvested stock option awards will vest in full. As all outstanding stock options are currently fully vested, the amount in the “Restricted Stock Value” column represents only the value of the accelerated vesting of unvested restricted stock awards outstanding for the named executive officers.

(4)

Pursuant to the displacement agreements, the calculation of “Cash Severance (Base Salary)” equals the product of the named executive officer’s base salary (at the highest annualized rate in effect during the period after or immediately prior to the displacement) multiplied by the named executive officer’s specific multiple (3.0 for Mr. Greig, 2.5 for Messrs. Bichsel and Richgels and 2.0 for Messrs. Goodall and Brocklehurst). In addition, the calculation of each named executive officer’s “Cash Severance (Bonus)” is equal to the product of the target level of incentive compensation during the year in which the termination occurs, multiplied by the same multiple. Moreover, pursuant to the displacement agreements, all unvested time-based restricted stock awards and all unvested stock option awards vest in full upon displacement and, as all outstanding stock options are currently fully vested, the amount in the “Restricted Stock Value” column represents only the value of the accelerated vesting of unvested restricted stock awards outstanding for the named executive officers. The calculation of “Health and Welfare Benefits” includes identical medical, life and accidental death and dismemberment insurance benefits to those available to the named executive officer prior to the displacement corresponding with their specific multiple (in other words, 24 months for a 2.0 multiple, 36 months for a 3.0 multiple, etc.).

(5)

Pursuant to the Amended Change in Control Agreements, named executive officers that are terminated “For Cause” are not entitled to any additional compensation and only receive benefits accrued under the Pension Plan, Excess Plan, the 2008 Excess Plan, the SERP and 2008 SERP.

(6)

Pursuant to the Amended Change in Control Agreements, named executive officers who voluntary terminate their employment “Without Good Reason” are entitled to a SERP enhancement and any benefits accrued under the Pension Plan, the Excess Plan, the 2008 Excess Plan, the SERP and the 2008 SERP. In addition, all unvested time-based restricted stock awards and all unvested stock option awards will vest in full. As all outstanding stock options are currently fully vested, the amount in the “Restricted Stock Value” column represents only the value of the accelerated vesting of unvested restricted stock awards outstanding for the named executive officers.

(7)

Pursuant to the Amended Change in Control Agreements, the calculation of “Cash Severance (Base Salary)” equals the product of the named executive officer’s base salary (at the highest annualized rate in effect during the period after or immediately prior to the displacement) multiplied by the named executive officer’s specific multiple (3.0 for Mr. Greig, 2.5 for Messrs. Bichsel and Richgels and 2.0 for Messrs. Goodall and Brocklehurst). In addition, the calculation of each named executive officer’s “Cash Severance (Bonus)” is equal to the product of the target level of incentive compensation during the year in which the termination occurs, multiplied by the same multiple. Moreover, pursuant to the displacement agreements, all unvested time-based restricted stock awards and all unvested stock option awards vest in full upon displacement and, as all outstanding stock options are currently fully vested, the amount in the “Restricted Stock Value” column represents only the value of the accelerated vesting of unvested restricted stock awards outstanding for the named executive officers. The calculation of “Health and Welfare Benefits” includes identical medical, life and accidental death and dismemberment insurance benefits to those available to the named executive officer prior to the displacement corresponding with their specific multiple (in other words, 24 months for a 2.0 multiple, 36 months for a 3.0 multiple, etc.).

(8)

For all events other than death, the amount represents the cash surrender value for each named executive officer’s life insurance policy. In the event of death, the amount represents the benefit to be received by each named executive officer’s designated beneficiary under the executive’s life insurance policy.

(9)

Pursuant to the Amended Change in Control Agreements and displacement agreements as in effect on December 31, 2012, compensation and benefits for each named executive officer, other than Mr. Greig, that are subject to Internal Revenue Code Section 280G must be less than what Section 280G characterizes as a

“golden parachute.” Consequently, the amount presented reflects the compensation that the applicable named executive officers must forfeit under the Amended Change in Control Agreements and displacement agreements in order to not exceed the Section 280G threshold, assuming for this purpose that the applicable transaction under a displacement agreement was a “change in control” for purposes of Section 280G. The Amended Change in Control Agreement and displacement agreement in effect for Mr. Greig as of December 31, 2012 provided for a gross-up for any excise taxes incurred with respect to so-called “golden parachute payments” under Section 280G of the Code, but since the amounts payable to Mr. Greig as of December 31, 2012 did not constitute a “golden parachute,” Mr. Greig was not subject to the excise tax imposed under Section 280G and therefore would not have been entitled to a gross-up payment. In addition, as noted above in “Compensation Discussion & Analysis—Response to 2012 Say on Pay Vote,” on February 21, 2013, Mr. Greig voluntarily waived the Section 280G excise tax gross-up provision that was previously included in his Amended Change in Control Agreement and Displacement Agreement. As a result, Mr. Greig would not be entitled to any gross-up payment for such excise taxes with respect to any event occurring on or after February 21, 2013.

2012 Director Compensation

The following table sets forth compensation information for 2012 for each of the non-employee directors of FirstMerit. Directors who are also employees receive no additional compensation for their service as directors.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Steven H. Baer	$65,000	$40,016	$—	$1,578	$106,594
Karen S. Belden	$95,000	$40,016	$15,837	$1,578	$152,431
R. Cary Blair	$99,750	$40,016	$—	$1,578	$141,344
John C. Blickle	$142,000	$40,016	$—	$1,578	$183,594
Robert W. Briggs	$87,000	$40,016	$4,691	$1,578	$133,285
Richard Colella	$65,000	$40,016	$28,706	$1,578	$135,300
Gina D. France	$94,250	$40,016	$25,235	$1,578	$161,079
Terry L. Haines	$75,000	$40,016	$14,944	$1,578	$131,538
J. Michael Hochschwender	$85,000	$40,016	$4,967	$1,578	$131,561
Clifford J. Isroff	$201,000	$40,016	$27,013	$1,578	$269,607
Philip A. Lloyd II	$113,033	$40,016	$—	$1,578	$154,627
Russ M. Strobel	$30,417	$16,530	$—	$320	$47,267

(1)

The amounts reported in the “Fees Earned or Paid in Cash” column include any amounts deferred at the director’s election pursuant to the Director Deferred Plan. The amount also includes any fees received by the director for sitting on regional bank advisory boards.

(2)	The amounts reported in the “Stock Awards” column represent the aggregate grant date fair value for stock awards granted during 2012 computed in accordance with FASB ASC Topic 718.
(3)

Earnings for all directors are related to the Director Deferred Plan and are based either on: (i) two percentage points over the average of the composite yield on Moody’s average Corporate Bond Yield for the month of October preceding each plan year, (ii) the performance of FirstMerit common shares or (iii) the performance of investment indexes selected by the director. The column includes all earnings related to the Moody’s average Corporate Bond Yield.

(4)	The amounts reported in the “All Other Compensation” column consist solely of dividends paid on restricted stock grants or dividend equivalents paid on exercised options.

The aggregate number of stock awards and the aggregate number of option awards outstanding on December 31, 2012 are as follows:

Name	Restricted Stock Awards	Option Awards
Steven H. Baer	2,487	0
Karen S. Belden	2,487	17,254
R. Cary Blair	2,487	17,254
John C. Blickle	2,487	17,254
Robert W. Briggs	2,487	17,254
Richard Colella	2,487	17,254
Gina D. France	2,487	9,135
Terry L. Haines	2,487	17,254
J. Michael Hochschwender	2,487	6,090
Clifford J. Isroff	2,487	17,254
Philip A. Lloyd II	2,487	17,254
Russ M. Strobel	1,000	0

In 2011, in consultation with Gough, the Board determined that in order to attract and retain directors with the skills necessary to lead our business and increase shareholder value it was necessary to restructure the director compensation program and increase the cash fees and equity grants for our non-employee directors. In deciding to restructure the program, the Board considered the increased emphasis on director oversight resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act and other recently enacted legislation, our recent substantial increase in operations and assets resulting from, among other things, our acquisitions in the greater Chicago area, and an increased emphasis on equity compensation, which will further align the interests of our non-employee directors with those of our shareholders. In addition, the Board considered the fact that, despite the increased emphasis on director oversight and our increased operations and assets, the compensation payable to our directors had remained largely unchanged for three years with respect to certain elements, and as many as five years with respect to other elements. The new director compensation program, which is described below, became effective on April 1, 2011.

Following the restructuring of the director compensation program, effective as of April 1, 2011, the annual cash retainer for service on the Board of Directors is $40,000, and the Board’s Lead Independent Director, whose governance role and responsibilities are broad and significant, receives an additional annual cash retainer of $65,000, in each case pro-rated and payable monthly in advance. In addition, the Board eliminated meeting attendance fees for Board members and replaced them with additional annual cash retainer fees, as follows: Audit Committee and Risk Committee members receive $25,000 and the Audit Chair and Risk Chair each receive $45,000; Compensation Committee members receive $20,000 and the Compensation Chair receives $34,000; and Governance members receive $15,000 and the Governance Chair receives $24,000.

On April 18, 2012, each non-employee director received a grant of 2,487 restricted shares, representing approximately $40,000 in restricted share value as of the grant date. The restrictions on the award lapse one year after the grant date. In addition, the Board maintains share ownership guidelines for its directors. The guidelines state that within five years after adoption or commencement of service as a director, each director of FirstMerit should own common shares having a market value equal to at least five times the director’s base retainer. As of May 2012, each non-employee director was either in compliance with the share ownership guidelines or had not completed a fifth year of service on the Board

Director Deferred Compensation Plan

Under the Director Deferred Compensation Plan, FirstMerit offers flexibility to non-employee directors with respect to the form and timing of compensation payment by providing participating directors the opportunity to defer all or a portion of their director fees and invest in a variety of investment vehicles, including our common shares. Directors electing to participate in the Director Deferred Plan have the option of investing deferred compensation into cash, stock and/or asset accounts, each of which is maintained by us in the name of each participant.

Participating directors may elect to establish an annual cash account, which will be maintained solely for recordkeeping purposes. If a participating director chooses to establish a cash account, FirstMerit will maintain a cash account in the name of the participant and credit the account with any deferred compensation plus interest at a rate that is two percentage points over the average of the composite yield on Moody’s average Corporate Bond Yield for the month of October preceding each plan year. Participating directors are 100% vested in their cash account at all times.

If a participating director chooses to establish a stock account, FirstMerit will maintain a stock account in the name of the participant and credit such account with stock credits equal to the number of our common shares that could have been purchased with the amount of any deferred compensation at the closing price of our common shares on the day on which the stock account is credited. In addition, the stock account is credited with any dividends paid on our common shares. Participants are 100% vested in their stock account at all times.

A participating director may also elect to establish an annual asset account, which will be maintained by FirstMerit in the name of the participant. Under the asset account deferral option, participants are provided the option to have deferred compensation credited to mirror investment fund indices that are available to participants in the 401(k) Plan. Each participant’s asset account will be deemed to be credited and debited on a daily basis based on the performance of each investment fund in which a participant’s asset account is deemed to be invested. Under the Director Deferred Plan, the Compensation Committee has sole discretion in the selection, number and types of investment funds available for investment and may change or eliminate investment funds from time to time. The deemed earnings, gains and losses of each participant’s asset account are determined based upon the performance of the participant’s selected investment funds. Participants are 100% vested in their asset account at all times.

For deferred compensation attributed to a participating director’s cash and/or asset account, distributions will be made within 30 days after the last day of the month in which the participant’s Separation from Service (as such term is defined under the Director Deferred Plan) occurs and a participant may elect to receive amounts from their cash and/or asset account in either a lump sum payment or in up to 120 monthly installments. For distributions of a participant’s stock account, the distribution will be made within 30 days after the last day of the month in which the participant’s Separation from Service occurs and a participant may elect to receive distribution amounts in either a lump sum payment, 120 monthly installments, or in 10 annual installments, depending on the date the deferrals were made. With respect to deferrals made prior to January 1, 2005, a participant may also elect to withdraw all or a portion of amounts in their cash and/or stock account in a single sum or in up to five equal annual installments during service as a director, provided such election is made at least one year prior to the date of the requested distribution. Notwithstanding the foregoing, all of a participating director’s cash, stock and/or asset account will be distributed to a participant’s beneficiary upon the participant’s death according to the election made by the participant. Distributions from a stock account are made in whole common shares, while distributions from a participant’s cash and/or asset account will be made in cash.

Eight of our non-employee directors have participated in the Director Deferred Plan during their service as directors. The following table provides details for those directors who have elected to participated in the Director Deferred Plan.

Name	Director Contributions in Last FY ($)	Registrant Contributions in Last FY ($)		Aggregate Earnings in Last FY ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Steven H. Baer	$—	$	—	$—	$—	$—
Karen S. Belden	$—	$	—	$9,061	$—	$549,729
R. Cary Blair	$—	$	—	$—	$—	$—
John C. Blickle	$28,400	$	—	$(25,236)	$—	$1,033,105
Robert W. Briggs	$—	$	—	$(757)	$—	$312,100
Richard Colella	$32,500	$	—	$26,453	$—	$578,728
Gina D. France	$94,250	$	—	$21,911	$—	$601,879
Terry L. Haines	$—	$	—	$6,183	$216,496	$428,978
J. Michael Hochschwender	$85,000	$	—	$(6,348)	$—	$386,485
Clifford J. Isroff	$—	$	—	$27,013	$35,000	$430,312
Philip A. Lloyd II	$—	$	—	$—	$—	$—
Russ M. Strobel	$—	$	—	$—	$—	$—

(1)

Earnings for all directors are related to the Director Deferred Plan and are based either on: (i) two percentage points over the average of the composite yield on Moody’s average Corporate Bond Yield for the month of October preceding each plan year, (ii) the performance of certain investment fund indices, or (iii) the performance of the common shares. The column includes all earnings accrued in 2012.

COMPENSATION COMMITTEE REPORT

The FirstMerit Compensation Committee has reviewed and discussed the Compensation Discussion & Analysis with FirstMerit’s management. Based upon this review and discussion, the Compensation Committee recommends to the Board of Directors that the Compensation Discussion & Analysis be included in this joint proxy statement/prospectus for its 2013 shareholder meeting and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2012.

Compensation Committee:

R. Cary Blair, Chair

John C. Blickle

Terry L. Haines

J. Michael Hochschwender

Clifford J. Isroff

Compensation Committee Interlocks and Insider Participation

During the last completed fiscal year, none of the members of the Compensation Committee was an officer or employee, or formerly an officer, of FirstMerit or any of its subsidiaries. None of such directors had any business or financial relationship with FirstMerit requiring disclosure in this joint proxy statement/prospectus.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Management is responsible for FirstMerit’s internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of FirstMerit’s consolidated financial statements in accordance with auditing standards generally accepted in the United States and to issue a report thereon. The Audit Committee’s responsibility is to monitor and oversee these processes, and the Audit Committee Chair, as representative of the Committee, discusses the interim financial information contained in quarterly earnings announcements with both management and the independent registered public accounting firm prior to public release. The Audit Committee also recommends to the Board of Directors the appointment of FirstMerit’s independent registered public accounting firm and must pre-approve all services provided.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Nasdaq rules require each member of the Audit Committee to be able to read and understand financial statements. FirstMerit believes that each member of the Audit Committee as constituted satisfies this requirement. Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent registered public accounting firm, although each member of the Audit Committee has the authority to engage and determine funding for independent advisors as deemed necessary. Furthermore, the Audit Committee’s considerations and discussions referred to above do not assure that the audit of FirstMerit’s financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting standards or that the Company’s independent registered public accounting firm is in fact “independent.”

In this context, the Audit Committee met and held discussions with management of FirstMerit, who represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee reviewed and discussed the consolidated financial statements with both management and the Company’s independent registered public accounting firm for the year ended December 31, 2012, Ernst & Young LLP. The Audit Committee also discussed with Ernst & Young LLP matters required to be discussed by the Statement on Auditing Standards No. 61 as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. Ernst & Young LLP provided to the Audit Committee written disclosures pursuant to Rule 3526 of the Public Company Accounting Oversight Board (Communications with Audit Committees Concerning Independence). The Audit Committee has discussed with Ernst & Young LLP the independence of Ernst & Young LLP and any relationships with or services to the Company or its subsidiaries that may impact the objectivity and independence of Ernst & Young LLP, and the Audit Committee has satisfied itself as to Ernst & Young LLP’s independence.

Based upon the Audit Committee’s discussions with management and Ernst & Young LLP, and the Committee’s review of the representation of management and the written disclosures and report of Ernst & Young LLP to the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the year ended December 31, 2012 be included in the Company’s Annual Report on Form 10-K filed with the Commission. The Audit Committee also recommended that Ernst & Young LLP be retained as the Company’s independent registered public accounting firm for the 2013 fiscal year.

The Audit Committee:

John C. Blickle, Chair

Karen S. Belden

Gina D. France

J. Michael Hochschwender

PROPOSAL NO. 6

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP as the independent registered public accounting firm to examine the books, records and accounts of FirstMerit and its subsidiaries for the fiscal year ending December 31, 2013. This appointment is being presented to shareholders for ratification or rejection at the Annual Meeting.

Ernst & Young LLP was the independent registered public accounting firm of FirstMerit for the fiscal year ended December 31, 2012, and is considered by the Audit Committee and the Board of Directors to be well qualified. By Nasdaq and Commission rules and regulations, appointment of FirstMerit’s independent registered public accounting firm is the direct responsibility of the Audit Committee. The Board of Directors has determined, however, to seek shareholder ratification of this appointment as both a good corporate practice and to provide shareholders an avenue to express their views on this important matter.

The proposal to ratify the appointment of Ernst & Young LLP as FirstMerit’s independent registered public accounting firm requires the affirmative vote of the holders of a majority of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the annual meeting. Shareholders may vote “FOR,” “AGAINST,” or “ABSTAIN” on Proposal No. 6. Abstentions will be counted as present and entitled to vote on the matter for purposes of Proposal No. 6 and, thus, will have the same effect as a vote against Proposal No. 6. Because the vote to ratify the appointment of Ernst & Young LLP is considered “routine,” your broker or other nominee will be able to vote your shares with respect to this proposal without your instructions. If shareholders fail to ratify the appointment, the Audit Committee will seek to understand the reasons for such failure and will take those views into account in this and future appointments of FirstMerit’s independent registered public accounting firm. Even if the current appointment is ratified by shareholders, the Audit Committee reserves the right to terminate the engagement of Ernst & Young LLP and appoint a different independent accounting firm at any time during the year if the Audit Committee determines that such change would be in the best interests of FirstMerit and its shareholders.

Representatives of Ernst & Young LLP will be present at the Annual Meeting to make a statement if they desire to do so and will be available to respond to appropriate questions.

Recommendation of the FirstMerit Audit Committee and the FirstMerit Board of Directors

The FirstMerit audit committee and the FirstMerit board of directors each unanimously recommend that shareholders vote “FOR” ratification of the appointment of Ernst & Young LLP as FirstMerit’s independent registered public accounting firm for the current year.

Independent Registered Public Accounting Firm Fees

Fees for professional services rendered by Ernst & Young LLP for fiscal 2012 and 2011 were as follows:

	2012	2011
Audit Fees	$1,327,607	$1,284,214
Audit-Related Fees	$189,930	$275,661
Tax Fees	$19,612	$24,515
All Other Fees	$896,828	$0

Audit Fees consist of fees billed in the last two fiscal years for the audit of FirstMerit’s annual financial statements, the review of financial statements included in the Company’s Quarterly Reports on Form 10-Q, statutory and subsidiary audits and services provided in connection with regulatory filings during those two years.

Audit-Related Fees consist of fees billed in the last two fiscal years for accounting consultations and assurance services reasonably related to the audit and review of FirstMerit’s financial statements.

Tax Fees represent fees for professional services for tax compliance, tax advice and tax planning.

All Other Fees consists primarily of our use of Ernst & Young LLP as one of our integration advisors for our pending merger with Citizens. Ernst & Young LLP was selected as one of the integration advisors based substantially on its knowledge and familiarity of FirstMerit. The service provided by Ernst & Young LLP as an integration advisor is permissible and a one-time event based on the significant size of the pending acquisition to FirstMerit and such service will continue in 2013. Ernst & Young would not be engaged in a similar capacity on potential future acquisitions. No other fees were incurred for 2011.

The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the independence of Ernst & Young LLP and has concluded that it is.

Pre-Approval of Fees

Under applicable Commission rules, the Audit Committee pre-approves the audit and non-audit services performed by the independent registered public accounting firm to assure that the provision of the services does not impair the firm’s independence. Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it requires specific pre-approval by the Committee. In addition, any proposed services exceeding pre-approved cost levels require specific Audit Committee pre-approval. The Audit Committee has delegated pre-approval authority to its Chair, provided that fees for the pre-approved services do not exceed $50,000 and that the pre-approval is to be reviewed with the Audit Committee at its next regular meeting. The Audit Committee also reviews, generally on a quarterly basis, reports summarizing the services provided by the independent registered public accounting firm. All of the services related to Audit-Related Fees and Tax Fees described above were pre-approved by the Audit Committee. A copy of the pre-approval policy is available at www.firstmerit.com.

PROPOSAL NO. 7

APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF FIRSTMERIT’S NAMED EXECUTIVE OFFICERS

The Dodd-Frank Act and corresponding SEC rules enable FirstMerit’s shareholders to vote to approve, on an advisory and non-binding basis, the compensation of FirstMerit’s named executive officers as disclosed in this joint proxy statement/prospectus in accordance with Commission rules. Accordingly, pursuant to Section 14A of the Exchange Act, the following resolution will be submitted for shareholder approval at the Annual Meeting:

RESOLVED, that, on an advisory basis, the compensation of FirstMerit’s named executive officers, as disclosed in its proxy statement for the 2013 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2012 Summary Compensation Table and the other related tables and disclosure, hereby is APPROVED.

The Board of Directors believes that FirstMerit’s compensation policies and procedures, which are reviewed and approved by the Compensation Committee, are imperative to align the compensation of FirstMerit’s named executive officers with FirstMerit’s business goals and long-term success and that such compensation and incentives are designed to attract, retain and motivate FirstMerit’s key executives who are directly responsible for FirstMerit’s continued success. In addition, the Board of Directors believes that its pay-for-performance philosophy and incentive-based compensation opportunities are designed to be competitive with the opportunities offered by similarly situated financial institutions within FirstMerit’s geographic footprint. This compensation philosophy, and the programs and policies adopted and approved by the Compensation Committee thereunder, has allowed FirstMerit to attract and retain talented financial services necessary to successfully lead the Company during the recent period of economic turbulence and its significant acquisition and integration strategy during 2012.

FirstMerit’s shareholders did not approve FirstMerit’s executive compensation at the 2012 Annual Meeting of Shareholders. The Board of Directors has been responsive to concerns raised by shareholders in connection with last year’s “Say on Pay” vote. As part of the Board of Director’s ongoing review of FirstMerit’s compensation practices, the Board considered the results of last year’s “Say on Pay” vote, in which a majority of shareholders voted “against” the compensation of our named executive officers. The Board carefully considered all of the issues raised by shareholders and determined what changes and enhancements to FirstMerit’s compensation practices would be in the best interests of FirstMerit.

At our 2012 Annual Meeting, our advisory vote on named executive officer compensation received a 46% favorable vote, and therefore did not pass. This result represented a significant departure from the results for our 2011 Say on Pay proposal, which received an 87% favorable vote. Most of the components of the 2012 executive compensation program, including base salaries, annual incentive plan targets and performance metrics, and equity awards in 2012 for 2011 performance, had already been determined prior to our 2012 Annual Meeting. However, the concerns of our shareholders as expressed through the Say on Pay vote prompted us to thoroughly re-examine the design of our executive compensation program for 2013 and future years. This process became a significant focus of the Compensation Committee and management through 2012 and early 2013, and was addressed in-depth at each of the eight Compensation Committee meetings following the vote. Shareholders are encouraged to carefully review the information provided in this joint proxy statement/prospectus regarding the compensation of our named executive officers in the section captioned “Compensation Discussion & Analysis” beginning on page 211 of this joint proxy statement/prospectus.

The proposal to approve the resolution regarding the compensation of FirstMerit’s named executive officers requires the affirmative vote of the holders of a majority of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the annual meeting. Broker non-votes will not be counted for the purposes of determining whether Proposal No. 7 has been approved. Abstentions will be counted as votes against this proposal. As this is an advisory vote, the outcome of the vote is not binding on the Compensation

Committee or the Board of Directors with respect to future executive compensation decisions, including those relating to the Company’s named executive officers, or otherwise. However, the Compensation Committee and the Board of Directors expect to take into account the outcome of the vote when considering future executive compensation decisions. FirstMerit currently conducts Say on Pay votes every year, and expects to hold the next Say on Pay vote in connection with its 2014 annual meeting of shareholders.

Recommendation of the FirstMerit Board of Directors

The FirstMerit board of directors unanimously recommends that shareholders vote “FOR” approval, on an advisory basis, of the compensation of FirstMerit’s named executive officers.

PROPOSAL NO. 8

APPROVAL OF THE FIRSTMERIT CORPORATION 2013 ANNUAL INCENTIVE PLAN

On February 20, 2013, FirstMerit’s Board of Directors unanimously approved and adopted the FirstMerit Corporation 2013 Annual Incentive Plan (the “Annual Incentive Plan”) and recommended that the Annual Incentive Plan be approved by FirstMerit’s shareholders at the 2013 annual meeting.

If approved by shareholders, the Annual Incentive Plan will be FirstMerit’s annual incentive plan for certain current and potential officers and key employees of FirstMerit selected by FirstMerit’s compensation committee for the fiscal year beginning on January 1, 2013 and for subsequent fiscal years until terminated by FirstMerit’s Board of Directors. FirstMerit’s Board of Directors intends that the Annual Incentive Plan meet the requirements of Section 162(m) of the Code. Generally, Section 162(m) of the Code prevents a publicly held company from receiving a federal income tax deduction for compensation paid to its principal executive officer and three other most highly compensated officers (other than its principal financial officer) in excess of $1 million for any year unless that compensation is “performance-based compensation” for purposes of Section 162(m) of the Code. One of the requirements of such performance-based compensation is that the compensation be paid pursuant to a plan that has been approved by the company’s shareholders.

As a result, the Annual Incentive Plan and the performance goals under the Annual Incentive Plan must be approved by FirstMerit shareholders in order for the awards under the Annual Incentive Plan to qualify as “performance-based compensation” under Section 162(m) of the Code. In addition, the Annual Incentive Plan must provide a maximum value for awards. If the Annual Incentive Plan is not approved by FirstMerit shareholders, no awards will be made under the Annual Incentive Plan.

The affirmative vote of a majority of the votes cast on this proposal is required for approval of the Annual Incentive Plan. A copy of the Annual Incentive Plan is attached as Appendix D to this joint proxy statement/prospectus and the following summary of the material terms of the Annual Incentive Plan is qualified in its entirety by reference to that Appendix.

Summary of the Annual Incentive Plan

Objectives.  The objectives of the Annual Incentive Plan are to optimize FirstMerit’s profitability and growth through incentives consistent with FirstMerit’s goals and that link and align the personal interests of participants with an incentive for excellence in individual performance, and to promote teamwork. The Annual Incentive Plan is intended to provide flexibility to FirstMerit in its ability to motivate, attract, and retain the services of officers and key employees who make significant contributions to FirstMerit’s success and to allow participants to share in that success.

Term.  If approved by FirstMerit shareholders, the Annual Incentive Plan will be effective for the fiscal year beginning on January 1, 2013 and for each fiscal year thereafter until terminated by FirstMerit’s Board of Directors.

Administration.  FirstMerit’s compensation committee (or any successor) will administer the Annual Incentive Plan. FirstMerit’s compensation committee has full power and authority, subject to any express limitations in the Annual Incentive Plan, to take such actions as it deems necessary and advisable with respect to the administration of the Annual Incentive Plan, including but not limited to: determining the eligible persons to receive awards, when and how those awards will be granted and the provisions of each such award; construing and interpreting the Annual Incentive Plan and the awards and establishing, amending and revoking rules for its administration; approving forms of award agreements; amending the Annual Incentive Plan and award agreements; adopting subplans or special provisions applicable to non-U.S. awards; and authorizing persons to execute instruments required to effectuate awards on behalf of FirstMerit.

Delegation of Authority.  FirstMerit’s compensation committee may delegate to one or more of its members, to one or more officers of FirstMerit or certain related entities or to one or more agents or advisors such administrative duties or powers as the compensation committee deems advisable, and the compensation committee or its delegees may employ individuals to render advice with respect to administration of the Annual Incentive Plan. Additionally, FirstMerit’s compensation committee may authorize one or more officers of FirstMerit to designate other employees to be recipients of awards and to determine the amounts of such awards, subject to certain limitations such as the total number of awards to be granted.

Eligibility.  Participation in the Annual Incentive Plan will be limited to officers and key employees selected by FirstMerit’s compensation committee whose performance or contribution, as determined by the compensation committee, benefits or will benefit FirstMerit, presently estimated to be fifteen persons. FirstMerit’s compensation committee will determine which of these individuals will be granted awards and will determine, in its sole discretion, the terms and amount of each award.

Awards.  Each award will specify a payment amount or payment range as determined by FirstMerit’s compensation committee. The compensation committee may establish a performance goal or goals in its discretion. If the compensation committee exercises its discretion to establish performance goals, the number and/or value of such cash-based awards that will be paid out to the participant will depend on the extent to which the performance goals and any additional service requirements are met. The maximum annual dollar award paid to any participant for any one plan year will be $8,000,000.

FirstMerit’s compensation committee may make adjustments in awards in recognition of unusual or nonrecurring events affecting FirstMerit or its financial statements or to reflect changes in applicable laws, regulations, or accounting principles, as determined by FirstMerit’s compensation committee to be appropriate in order to prevent unintended diminution or enlargement of the benefits or potential benefits intended to be made available under the Annual Incentive Plan.

However, awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code may not be adjusted upward. FirstMerit’s compensation committee retains the discretion to adjust those awards downward, either on a formula or discretionary basis or any combination, as it determines.

Performance Measures and Targets.  FirstMerit’s compensation committee will use measures of FirstMerit’s performance for each plan year to determine the performance goal targets. The performance measures will include one or more of the following, as determined by FirstMerit’s compensation committee for each plan year:

•	net earnings or net income (before or after taxes);

•	earnings per share;

•	deposit or asset growth;

•	net operating income;

•	return measures (including return on assets and equity);

•	fee income;

•	earnings before or after taxes, interest, depreciation and/or amortization;

•	interest spread;

•	productivity ratios;

•	share price (including, but not limited to, growth measures and total shareholder return);

•	expense targets;

•	credit quality;

•	efficiency ratio;

•	market share;

•	customer satisfaction;

•	NIACC (net income after cost of capital);

•	revenue (including gross revenue, net revenue and revenue growth); or

•	any combination of the foregoing.

Any one or more performance measures may be used to measure the performance of FirstMerit and its affiliates as a whole or any business unit of FirstMerit or its affiliates or any combination thereof, as the compensation committee may deem appropriate, or any of the above performance measures as compared to the performance of a group of comparable companies, or published or special index that the compensation committee, in its sole discretion, deems appropriate. The compensation committee also has the authority to provide for accelerated payment of any award based on the achievement of performance goals pursuant to the performance measures specified in the Annual Incentive Plan, subject to restrictions under Section 409A of the Code.

FirstMerit’s compensation committee may provide in any award that any evaluation of performance may include or exclude certain items that occur during a performance period, including asset write-downs; litigation or claim judgments or settlements; the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results; any reorganization and restructuring programs; acquisitions or divestitures; foreign exchange gains and losses; and certain other extraordinary items. To the extent such inclusions or exclusions affect awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code, they will be prescribed in a form that meets the requirements for deductibility under Section 162(m) of the Code.

Certification and Payment of Awards.  Payment, if any, with respect to an award will be made in cash by no later than March 15 of the year following the year in which the award was earned. If the award is intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code, FirstMerit’s compensation committee will, following the completion of the applicable performance period an prior to any payment, review and certify in writing whether and to what extent the performance goals were achieved and the amount of the award payable upon achievement of those goals.

Termination of Employment.  Except as set forth below in the context of a change of control, FirstMerit’s compensation committee will determine in its sole discretion the extent to which a participant will have the right to receive payment in respect of an award following termination of employment.

Change of Control.  The Annual Incentive Plan contains a provision providing that, unless otherwise provided in an individual agreement between FirstMerit and a participant, upon a “change of control” (as defined in the Annual Incentive Plan) of FirstMerit, then-outstanding awards with performance goals yet to be achieved shall be considered to be earned at target values, or at such value otherwise determined by the terms and conditions set forth in the participant’s applicable award agreement, and payable at the time set forth in the such award agreement. In addition, if a participant’s employment is involuntarily terminated by FirstMerit other than for “cause” (as defined in the Annual Incentive Plan) within one year following a change of control of FirstMerit, any service requirement applicable to the award will be considered to be satisfied.

Amendments, Etc.  FirstMerit’s Board of Directors may terminate the Annual Incentive Plan or an outstanding award agreement at any time, and FirstMerit’s compensation committee may amend the Annual

Incentive Plan or an outstanding award agreement at any time, but, except as necessary to conform to applicable law, no such amendment or termination may adversely affect an outstanding award without the affected participant’s consent and no amendment will be made without shareholder approval if so required.

The Annual Incentive Plan and awards granted thereunder are intended to comply with Section 409A of the Code, to the extent applicable, and the plan and all awards will be interpreted and applied in a manner consistent with that intent, but in no event will FirstMerit be liable for any additional tax, interest, or penalties that may be imposed on any participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

Awards granted under the Annual Incentive Plan will not be assignable or transferable other than by will or the laws of descent and distribution or, subject to the consent of FirstMerit’s compensation committee, pursuant to a domestic relations order entered into by a court of competent jurisdiction, and no awards will be subject, in whole or in part, to attachment, execution, or levy of any kind.

Federal Income Tax Consequences

Under present federal income tax law, a participant in the Annual Incentive Plan will be taxed at ordinary income rates on the amount of any cash payment received pursuant to the Annual Incentive Plan. Generally, FirstMerit will receive a federal income tax deduction corresponding to the amount of income recognized by a participant in the Annual Incentive Plan.

New Plan Benefits

It is not possible to determine specific amounts of awards that may be granted in the future under the Annual Incentive Plan because the grant and actual payout of awards under the Annual Incentive Plan will be discretionary.

Recommendation of the FirstMerit Board of Directors

FirstMerit’s board of directors believes that approval of the Annual Incentive Plan will benefit FirstMerit and its shareholders by enabling FirstMerit to continue to attract and retain outstanding key executive employees who can contribute to FirstMerit’s strong performance without limiting its ability to deduct compensation awarded under the Annual Incentive Plan for federal income tax purposes.

The proposal to approve the Annual Incentive Plan requires the affirmative vote of the holders of a majority of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the annual meeting. Abstentions will be counted as present and entitled to vote for purposes of this proposal and, thus, will have the same effect as a vote against the proposal. Broker non-votes will have no effect on this proposal.

FirstMerit’s board of directors recommends a vote “FOR” approval of the FirstMerit Corporation 2013 Annual Incentive Plan.

LEGAL MATTERS

The validity of the FirstMerit common stock to be issued in connection with the merger will be passed upon for FirstMerit by Carlton E. Langer, Senior Vice President, Chief Legal Officer and Secretary for FirstMerit. Jones Day, Cleveland, Ohio, will pass upon certain U.S. federal income tax matters for FirstMerit. Dykema Gossett, PLLC, Detroit, Michigan, will pass upon certain U.S. federal income tax matters for Citizens.

EXPERTS

The consolidated financial statements of FirstMerit appearing in FirstMerit’s Annual Report (Form 10-K) for the year ended December 31, 2012, and the effectiveness of FirstMerit’s internal control over financial reporting as of December 31, 2012, have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Citizens appearing in Citizens’ Annual Report (Form 10-K) for the year ended December 31, 2012 have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their report thereon, included therein and included herein. Such consolidated financial statements are included in this joint proxy statement/prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS AND OTHER MATTERS

FirstMerit Shareholder Proposals

Any proposals to be considered for inclusion in the proxy materials to be provided to shareholders of FirstMerit for its 2013 Annual Meeting may be made only by a qualified shareholder and must be received by FirstMerit no later than November 8, 2012.

If a shareholder intends to submit a proposal at FirstMerit’s 2013 Annual Meeting that is not eligible for inclusion in the proxy materials relating to the meeting, and the shareholder fails to give FirstMerit notice in accordance with the requirements set forth in the Exchange Act, by January 22, 2013, then the proxy holders will be allowed to use their discretionary authority with respect to such proposal if the proposal is properly raised at FirstMerit’s Annual Meeting in 2013. The submission of such a notice does not ensure that a proposal can be raised at FirstMerit’s Annual Meeting.

Citizens Shareholder Proposals

Citizens will hold an annual meeting for the year ended December 31, 2012 only if the merger is not completed. Should it be held, any proposal by a shareholder intended to be included in the proxy statement for that annual meeting must be received by Thomas W. Gallagher, the secretary of Citizens, by the close of business on November 12, 2012. In addition to applicable rules of the SEC for inclusion of shareholder proposals in the Citizens proxy statement, Citizens’ bylaws provide that, in order for a shareholder proposal to be properly brought before the annual meeting, written notice of such proposal must be given by the shareholder to Citizens’ corporate secretary, either by personal delivery or by United States mail, postage prepaid, not later than January 25, 2013, which is the 90th day prior to the first anniversary of the 2012 annual meeting. If the annual meeting date is substantially advanced or delayed from the first anniversary of the 2012 annual meeting, then notice of the proposal must be given within 10 days after the first public disclosure of the date of such meeting in accordance with the procedures set forth in Citizens’ bylaws. Citizens also expects the persons named as proxies for the 2013 annual meeting of shareholders to use their discretionary voting authority, to the extent permitted by law, with respect to any proposal properly presented at that meeting by a shareholder who does not provide Citizens with written notice of the proposal during the period provided in the Citizens bylaws.

WHERE YOU CAN FIND MORE INFORMATION

FirstMerit has filed with the SEC a registration statement under the Securities Act that registers the distribution to Citizens shareholders of the shares of FirstMerit common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about FirstMerit and FirstMerit stock. The rules and regulations of the SEC allow the omission of certain information included in the registration statement from this document.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like FirstMerit and Citizens, who file electronically with the SEC. The address of the site is www.sec.gov. The reports and other information filed by FirstMerit with the SEC are also available at FirstMerit’s Internet website. The address of the site is www.FirstMerit.com. The reports and other information filed by Citizens with the SEC are also available at Citizens’ Internet website under the Investor Relations Section. The address of the site is www.citizensbanking.com. The web addresses of the SEC, FirstMerit, and Citizens have been included as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

The SEC allows FirstMerit to incorporate by reference information in this document. This means that FirstMerit can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that FirstMerit previously filed with the SEC. They contain important information about the companies and their financial condition.

FirstMerit SEC Filings

(SEC File No. 0-10161; CIK No. 0000354869)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2012
Current Reports on Form 8-K	Filed on January 14, 2013, February 4, 2013, February 25, 2013 and February 26, 2013

To the extent that any information contained in any report on Form 8-K or any exhibit thereto, was furnished to, rather than filed with the SEC, such information or exhibit is specifically not incorporated by reference.

All documents filed by FirstMerit with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the initial filing date of this document and prior to the later of the date the offering is terminated and the date of the special meeting of FirstMerit shareholders to consider and vote on the approval of the merger agreement and the issuance of FirstMerit common stock pursuant to the Merger Agreement are incorporated by reference into this document and are a part of this document from the date of filing. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Except where the context otherwise indicates, FirstMerit has supplied all information contained or incorporated by reference in this document relating to FirstMerit, as well as all pro forma financial information, and Citizens has supplied all information relating to Citizens.

Documents incorporated by reference are available from FirstMerit without charge. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

FirstMerit Corporation

Thomas O’Malley

Attention: Investor Relations

Telephone: (330) 384-7109

Email: Tom.Omalley@firstmerit.com

FirstMerit shareholders requesting documents should do so by March 29, 2013, in order to receive them before the FirstMerit special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents, FirstMerit will mail them to you by first class mail, or another equally prompt means after it receives your request.

Neither FirstMerit nor Citizens has authorized anyone to give any information or make any representation about the merger or either company that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

The representations, warranties and covenants described in this document and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of FirstMerit and Citizens, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between FirstMerit and Citizens rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of FirstMerit, Citizens or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by FirstMerit or Citizens. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 267.

Consolidated Balance Sheets

Citizens Republic Bancorp, Inc.

	December 31,
(in thousands, except share amounts)	2012	2011
Assets
Cash and due from banks	$173,510	$153,418
Money market investments	186,349	313,632
Investment Securities:
Securities available for sale, at fair value	1,697,625	1,312,733
Securities held to maturity, at amortized cost
(fair value of $1,282,244 and $1,487,550, respectively)	1,226,268	1,444,054

Total investment securities	2,923,893	2,756,787
FHLB and Federal Reserve stock	126,763	117,943
Portfolio loans:
Commercial and industrial	1,656,292	1,543,529
Commercial real estate	1,242,348	1,544,361

Total commercial	2,898,640	3,087,890
Residential mortgage	546,513	637,245
Direct consumer	844,240	933,314
Indirect consumer	969,583	871,086

Total portfolio loans	5,258,976	5,529,535
Less: Allowance for loan losses	(110,439)	(172,726)

Net portfolio loans	5,148,537	5,356,809
Loans held for sale	10,719	10,402
Premises and equipment	90,291	97,970
Goodwill	318,150	318,150
Other intangible assets	5,308	7,428
Bank owned life insurance	223,235	220,280
Deferred tax assets	272,891	—
Other assets	107,037	110,030

Total assets	$9,586,683	$9,462,849

Liabilities
Noninterest-bearing deposits	$1,754,248	$1,614,311
Interest-bearing demand deposits	1,100,763	951,590
Savings deposits	2,594,378	2,627,665

Core deposits	5,449,389	5,193,566
Time deposits	1,711,396	2,201,375

Total deposits	7,160,785	7,394,941
Federal funds purchased and securities sold under agreements to repurchase	42,747	40,098
Other liabilities	161,736	154,088
Long-term debt	850,910	854,185

Total liabilities	8,216,178	8,443,312
Shareholders’ Equity
Preferred stock - no par value:
Authorized - 5,000,000 shares; Issued and outstanding - 300,000 at 12/31/12 and 12/31/11, redemption value of $300 million	292,473	285,114
Common stock - no par value:
Authorized - 105,000,000 shares at 12/31/12 and 12/31/11; Issued and outstanding - 40,171,238 at 12/31/12 and 40,049,198 at 12/31/11	1,437,877	1,434,803
Retained deficit	(346,632)	(694,560)
Accumulated other comprehensive loss	(13,213)	(5,820)

Total shareholders’ equity	1,370,505	1,019,537

Total liabilities and shareholders’ equity	$9,586,683	$9,462,849

See notes to consolidated financial statements.

Consolidated Statements of Operations

Citizens Republic Bancorp, Inc.

	Year Ended December 31,
(in thousands, except per share amounts)	2012	2011	2010
Interest Income
Interest and fees on loans	$293,782	$312,746	$390,587
Interest and dividends on investment securities:
Taxable	63,912	79,281	72,545
Tax-exempt	8,711	10,800	16,035
Dividends on FHLB and Federal Reserve stock	4,897	4,152	3,776
Money market investments	626	840	1,501

Total interest income	371,928	407,819	484,444

Interest Expense
Deposits	37,459	57,327	98,526
Short-term borrowings	53	79	80
Long-term debt	33,644	37,303	56,774

Total interest expense	71,156	94,709	155,380

Net Interest Income	300,772	313,110	329,064
Provision for loan losses	23,204	138,808	392,882

Net interest income (loss) after provision for loan losses	277,568	174,302	(63,818)

Noninterest Income
Service charges on deposit accounts	37,308	39,268	40,336
Trust fees	14,601	15,103	15,603
Mortgage and other loan income	8,104	9,620	10,486
Brokerage and investment fees	6,055	5,072	4,579
Card-based and other nondeposit fees	17,507	17,167	15,916
Net (losses) gains on loans held for sale	(984)	1,808	(20,617)
Investment securities (losses) gains	—	(1,336)	13,896
Other income	9,729	8,555	14,460

Total noninterest income	92,320	95,257	94,659
Noninterest Expense
Salaries and employee benefits	132,850	123,514	126,384
Occupancy	24,997	26,059	26,963
Professional services	13,772	9,331	10,550
Equipment	12,001	12,136	12,482
Data processing services	16,717	16,131	18,734
Advertising and public relations	5,904	5,848	6,530
Postage and delivery	4,456	4,543	4,571
Other loan expenses	13,224	16,007	20,311
(Gains) losses on other real estate (ORE)	(214)	12,768	13,438
ORE expenses	1,259	4,322	4,970
Intangible asset amortization	2,120	3,027	3,923
Other expense	43,536	49,464	58,231

Total noninterest expense	270,622	283,150	307,087

Income (Loss) from Continuing Operations Before Income Taxes	99,266	(13,591)	(276,246)
Income tax (benefit) provision from continuing operations	(273,009)	(20,258)	12,858

Income (Loss) from Continuing Operations	372,275	6,667	(289,104)
Discontinued operations:
Loss from discontinued operations (net of income tax)	—	—	(3,821)

Net Income (Loss)	372,275	6,667	(292,925)
Dividend on redeemable preferred stock	(24,347)	(22,985)	(21,685)

Net Income (Loss) Attributable to Common Shareholders	$347,928	$(16,318)	$(314,610)

Income (Loss) Per Share from Continuing Operations
Basic	$8.61	$(0.41)	$(7.89)
Diluted	8.61	(0.41)	(7.89)
Loss Per Share from Discontinued Operations
Basic	$—	$—	$(0.10)
Diluted	—	—	(0.10)
Net Income (Loss) Per Common Share:
Basic	$8.61	$(0.41)	$(7.99)
Diluted	8.61	(0.41)	(7.99)
Average Common Shares Outstanding:
Basic	39,475	39,422	39,392
Diluted	39,475	39,422	39,392

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Citizens Republic Bancorp, Inc.

	Year Ended December 31,
(in thousands)	2012	2011	2010
Net Income (Loss)	$372,275	$6,667	$(292,925)
Other comprehensive income (loss)
Securities available for sale:
Net change in unrealized gains, net of tax of $2,059, $5,052, and ($1,715)	3,824	9,481	5,585
Unrealized gain on securities transferred from available for sale to held to maturity, net of tax of $0, $6,479, and $912	—	12,032	1,693
Reclassification adjustment on securities, net of tax of $0, $468, and $0	—	868	(13,896)
Securities held to maturity:
Amortization of unrealized loss previously recognized in other comprehensive income, net of tax of ($2,524), ($1,365), and ($6)	(4,687)	(2,535)	(12)
Defined benefit pension plan:
Change in prior service cost and actuarial loss, net of tax of ($842), ($364), and $0	(1,564)	(676)	(712)
Unrealized loss on qualifying cash flow hedges, net of tax of ($2,674), ($2,603), and $0	(4,966)	(4,834)	(5,721)

Total other comprehensive income (loss)	(7,393)	14,336	(13,063)

Comprehensive income (loss)	$364,882	$21,003	$(305,988)

See notes to consolidated financial statements

Consolidated Statements of Changes in Shareholders’ Equity

Citizens Republic Bancorp, Inc.

(in thousands)	Preferred Stock	Common Stock		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
		Shares	Amount
Balance at January 1, 2010	$271,990	39,440	$1,429,771	$(363,632)	$(7,093)	$1,331,036
Comprehensive loss, net of tax:
Net loss				(292,925)		(292,925)
Other comprehensive loss net of tax effect of $809					(13,063)	(13,063)

Total comprehensive loss						(305,988)
Accretion of preferred stock discount	6,310			(6,310)		—
Accrued dividend on redeemable preferred stock				(15,375)		(15,375)
Proceeds from restricted stock activity		198	—			—
Recognition of stock-based compensation			2,086			2,086
Shares purchased		(3)	(28)			(28)

Balance at December 31, 2010	$278,300	39,635	$1,431,829	$(678,242)	$(20,156)	$1,011,731

Comprehensive income, net of tax:
Net income				6,667		6,667
Other comprehensive income net of tax effect of ($7,667)					14,336	14,336

Total comprehensive income						21,003
Accretion of preferred stock discount	6,814			(6,814)		—
Accrued dividend on redeemable preferred stock				(16,171)		(16,171)
Proceeds from restricted stock activity		420	—			—
Recognition of stock-based compensation			3,008			3,008
Shares purchased		(6)	(34)			(34)

Balance at December 31, 2011	$285,114	40,049	$1,434,803	$(694,560)	$(5,820)	$1,019,537

Comprehensive income, net of tax:
Net income				372,275		372,275
Other comprehensive loss net of tax effect of $3,981					(7,393)	(7,393)

Total comprehensive income						364,882
Accretion of preferred stock discount	7,359			(7,359)		—
Accrued dividend on redeemable preferred stock				(16,988)		(16,988)
Proceeds from restricted stock activity		149	—			—
Recognition of stock-based compensation			3,510			3,510
Shares purchased		(27)	(436)			(436)

Balance at December 31, 2012	$292,473	40,171	$1,437,877	$(346,632)	$(13,213)	$1,370,505

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Citizens Republic Bancorp, Inc.

	Year Ended December 31,
(in thousands)	2012	2011	2010
Operating Activities:
Net income (loss)	$372,275	$6,667	$(292,925)
Less: Loss from discontinued operations, net of income tax	—	—	(3,821)

Income (loss) from continuing operations	372,275	6,667	(289,104)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan losses	23,204	138,808	392,882
Net (decrease) increase in deferred tax asset valuation allowance	(311,484)	18,570	52,597
Net increase (decrease) in current and deferred income taxes	29,203	(37,876)	(24,357)
Depreciation and amortization	9,825	11,418	12,215
Amortization of intangibles	2,120	3,027	3,923
Amortization and fair value adjustments of purchase accounting mark-to-market, net	(3,715)	(4,759)	(8,030)
Fair value adjustment on loans held for sale and other real estate	2,396	8,790	14,939
Net amortization on investment securities	38,369	22,739	8,376
Investment securities losses (gains)	—	1,336	(13,896)
Loans originated for sale	(198,302)	(157,001)	(193,313)
Proceeds from loans held for sale	203,253	171,032	192,122
Net gains from loan sales	(5,549)	(5,648)	(4,318)
Net (gains) losses on other real estate	(2,614)	3,920	1,399
Recognition of stock-based compensation expense	3,510	3,008	2,086
Other	(19,348)	(4,672)	33,205
Discontinued operations, net	—	—	10,706

Net cash provided by operating activities	143,143	179,359	191,432
Investing Activities:
Net decrease in money market investments	127,283	95,447	277,206
Securities available-for-sale:
Proceeds from sales	2,500	16,781	417,582
Proceeds from maturities and payments	414,461	513,896	873,768
Purchases	(820,642)	(687,658)	(1,469,007)
Securities held-to-maturity:
Proceeds from maturities and payments	287,295	112,866	4,847
Purchases	(91,746)	(152,078)	(183,802)
Net decrease in loans and leases	180,797	426,283	1,125,985
Proceeds from sales of other real estate	12,156	35,751	53,542
Increase in properties and equipment	(2,147)	(4,674)	(6,381)
Proceeds from sale of discontinued operations, net	—	—	35,369
Discontinued operations, net	—	—	312,402

Net cash provided by investing activities	109,957	356,614	1,441,511
Financing Activities:
Net decrease in deposits	(234,156)	(331,893)	(774,512)
Net (increase) decrease in short-term borrowings	2,649	(2,221)	2,519
Principal reductions in long-term debt	(1,065)	(175,992)	(476,134)
Shares purchased	(436)	(34)	(28)
Discontinued operations, net	—	—	(420,340)

Net cash used by financing activities	(233,008)	(510,140)	(1,668,495)

Net increase (decrease) in cash and due from banks	20,092	25,833	(35,552)
Cash and due from banks at beginning of period, continuing operations	153,418	127,585	156,093
Cash and due from banks at beginning of period, discontinued operations	—	—	7,044

Cash and due from banks at beginning of period	153,418	127,585	163,137

Cash and due from banks at end of period, continuing operations	173,510	153,418	127,585

Cash and due from banks at end of period, discontinued operations	—	—	—

Cash and due from banks at end of period	$173,510	$153,418	$127,585

Supplemental Cash Flow Information:
Interest paid	$71,237	$93,369	$154,288
Income tax paid (refund), net	10,600	(969)	(16,214)
Supplemental Disclosures of noncash items
Securities transferred to held to maturity from available for sale	270	943,092	181,768
Properties transferred to other real estate owned	—	1,347	—
Loans transferred to other real estate owned	6,235	14,843	38,056
Loans transferred to held for sale	24,048	90,593	112,070
Held for sale loans transferred to other real estate owned	65	1,780	17,063
Accretion of preferred stock discount	7,359	6,814	6,310
Accrued dividend on redeemable preferred stock	16,988	16,171	15,375

See notes to consolidated financial statements.

Citizens Republic Bancorp, Inc.

Notes To Consolidated Financial Statements

Unless the context indicates otherwise, all references in this Form 10-K to “Citizens” or the “Corporation,” refer to Citizens Republic Bancorp, Inc. and its subsidiary, Citizens Bank. References to the “Holding Company” refer to Citizens Republic Bancorp, Inc. alone. Citizens was incorporated in the State of Michigan in 1980, and is a diversified banking and financial services company that is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Citizens provides a full range of banking and financial services to individuals and businesses through its subsidiary Citizens Bank. These services include deposit products, loan products, and other consumer-oriented financial services such as safe deposit and night depository facilities, wealth management services, and Automated Teller Machines (“ATMs”). Among the services designed specifically to meet the needs of businesses are various types of specialized financing, treasury management services, and transfer/collection facilities. Citizens is not dependent upon any single or limited number of customers, the loss of which would have a material adverse effect. No material portion of Citizens’ business is seasonal.

Note 1. Basis of Presentation and Accounting Policies

The accounting and reporting policies for Citizens conform to U.S. generally accepted accounting principles (“GAAP”). The following describes Citizens’ policies:

Basis of Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of Citizens and its wholly owned subsidiary. All material intercompany transactions have been eliminated in consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Estimates that are particularly susceptible to significant change include the determination of the allowance for loan losses, loans held for sale, other real estate owned, goodwill and core deposit intangible assets, fair value measurements, pension and postretirement benefits, derivative instruments and income taxes.

Citizens also determines whether it should consolidate other entities or account for them on the equity method of accounting depending on whether it has a controlling financial interest in an entity of less than 100% of the voting interest of that entity to determine if it is a Variable Interest Entity (“VIE”). A VIE is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. An entity that holds a variable interest in a VIE is required to consolidate the VIE if the entity is subject to a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the entity’s residual returns or both. VIE treatment is considered for entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions.

Citizens has two active wholly owned trusts formed for the purpose of issuing securities which qualify as regulatory capital and are considered VIEs. Citizens is not the primary beneficiary, and consequently, the trusts are not consolidated in the consolidated financial statements. Each of the two active trusts has issued separate offerings of trust preferred securities to investors in 2006 and 2003. The gross proceeds from the issuances were used to purchase junior subordinated deferrable interest debentures issued by Citizens, which is the sole asset of each trust. The trust preferred securities held by these entities qualify as Tier 1 capital and are classified as “long-term debt” on the Consolidated Balance Sheets, with the associated interest expense recorded in “long-term debt” on the Consolidated Statements of Operations.

The expected losses and residual returns of these entities are absorbed by the trust preferred stock holders, and consequently Citizens is not exposed to loss related to these VIEs.

On June 14, 2011, Citizens announced a 1-for-10 reverse stock split of Citizens common stock effective after the close of trading on July 1, 2011. Citizens common stock began trading on a split adjusted basis on The NASDAQ Capital Market at the opening of trading on July 5, 2011. All share and per share amounts herein reflect the 1-for-10 reverse stock split. Refer to Note 14 for additional disclosures.

On January 29, 2010 Citizens entered into a stock purchase agreement with Great Western Bank whereby Great Western Bank agreed to acquire all of the stock of Citizens’ wholly owned subsidiary, F&M Bank – Iowa (“F&M”). On April 23, 2010, Citizens completed the stock sale in exchange for $50.0 million in cash. Citizens has no continuing cash flow from F&M. As of the transaction sale date, the assets and liabilities of F&M were removed from Citizens’ consolidated balance sheet. The financial condition and operating results for this subsidiary have been segregated from the financial condition and operating results of Citizens’ continuing operations throughout this report and, as such, are presented as a discontinued operation.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. Generally, U.S. government and Federal agency securities are pledged as collateral under these financing arrangements and cannot be sold or re-pledged by the secured party. The fair value of collateral either received from or provided to a third party is continually monitored and additional collateral is obtained, or requested to be returned to Citizens as deemed appropriate.

In the first quarter of 2012, Citizens adopted new guidance (amended by ASU 2011-03) intended to improve the accounting for repurchase agreements by removing from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets. The adoption of this amendment did not have a material impact on Citizens’ financial condition, results of operations or liquidity.

Investment Securities

At the time of purchase, securities are classified as held to maturity or available for sale. Investment securities classified as held to maturity, which management has the positive intent and ability to hold to maturity, are reported at amortized cost, and adjusted for amortization of premiums and accretion of discounts, using the effective yield method. The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts, or in the case of mortgage-related securities, over the estimated life of the security. Such amortization and accretion from the related security is included in interest income. Available for sale securities are reported at fair value with unrealized gains and losses, net of related deferred income taxes, included in shareholders’ equity as a separate component of other comprehensive income. The cost of securities sold is based on the specific identification method. An investment is considered impaired if its fair value is less than its amortized cost. When determining whether an impairment is other than temporary to debt securities, management asserts: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Any security for which there has been an other-than-temporary impairment of value is written down to its estimated fair value through a charge to earnings for the amount representing the credit loss on the security and a charge recognized in other comprehensive income related to all other factors. Realized securities gains or losses and declines in value judged to be other-than-temporary representing credit losses are included in investment securities gains (losses) in the consolidated statements of operations.

Loans

Loans are reported at the principal amount outstanding, net of unearned income. Interest income is recognized on an accrual basis. Loan origination fees, certain direct and indirect costs, unamortized premiums and unearned discounts are deferred and amortized into interest income as an adjustment to the yield over the term of the loan. Loan commitment fees are generally deferred and amortized into fee income on a straight-line basis over the commitment period. Other credit-related fees, including letter and line of credit fees, are amortized into fee income on a straight-line basis over their contractual life.

Loans are placed on nonaccrual status when the collection of principal or interest is considered doubtful or payment of principal or interest is past due 90 days or more. When loans are placed on nonaccrual status, all interest previously accrued but unpaid is reversed against current year interest income. Loans are normally restored to accrual status if and when interest and principal payments are current and it is believed that the financial condition of the borrower has improved to the extent that future principal and interest payments will be met on a timely basis.

Nonperforming commercial and industrial and commercial real estate loans are generally charged off to the extent principal due exceeds the net realizable value of the collateral, with the charge-off occurring when the loss is reasonably quantifiable, but not later than when the loan becomes 180 days past due. Nonperforming residential mortgage loans are generally charged off to the extent principal exceeds the current appraised value less estimated costs to sell when the loan is five payments past due. Nonperforming direct and indirect consumer loans (open and closed end) are generally charged off before the loan becomes 120 days past due.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management’s best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses inherent in the loan portfolio. The level of the allowance reflects management’s continuing evaluation of specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio, as well as trends in these items. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management’s judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate appropriateness of the allowance is dependent upon a variety of factors beyond Citizens’ control, including the performance of its loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

Citizens’ allowance for loan losses consists of three elements: (i) specific allocated allowances based on probable losses on specific commercial or commercial real estate loans or restructured residential mortgage or consumer loans; (ii) risk allocated allowance which is comprised of several loan pool valuation allowances based on Citizens’ historical quantitative loan loss experience for similar loans with similar risk characteristics, including additional qualitative risks determined by the judgment of management; and (iii) general valuation allowances determined based on existing regional and local economic factors, including deterioration in commercial and residential real estate values, a macroeconomic adjustment factor used to calibrate for the current economic cycle the bank is experiencing, and other judgmental factors supported by qualitative and quantitative documentation such as the inherent imprecision of the loan loss projection models.

Commercial and industrial and commercial real estate loans exceeding certain fixed dollar amounts are evaluated for impairment on a loan-by-loan basis whereby an allowance is established as a component of the allowance for loan losses when it is probable all amounts due will not be collected pursuant to the contractual terms of the loan and the recorded investment in the loan exceeds its fair value. In most instances the fair value is measured based on the fair value of the collateral. Fair value may also be measured using the present value of expected future cash flows discounted at an appropriate interest rate.

In 2011, Citizens adopted new guidance which requires disclosures and clarifies existing disclosure requirements about an entity’s allowance for credit losses and credit quality of its financing receivables. In the third quarter of

2011, Citizens adopted new guidance that clarifies which loan modifications constitute troubled debt restructurings. It is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. The amendments to Topic 310 clarify the guidance on a creditor’s evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. The adoption of the new guidance did not have a material impact on Citizens’ financial condition, results of operations or liquidity; however, the adoption did have a significant impact on Citizens’ credit disclosures. Refer to Note 4 for additional disclosures.

Loans Held for Sale

Loans that Citizens has the intent and ability to sell are classified as held for sale and are carried at the lower of cost or fair value, net of estimated costs to sell. Commercial loans held for sale are comprised primarily of loans identified for sale that are recorded at the lower of carrying amount or fair value based on appraisals of the underlying collateral, which are also subject to management adjustments based on current market conditions and recent sales activity or the present value of expected future cash flows discounted at the loan’s effective interest rate. Residential mortgage loans held for sale are comprised of loans originated for sale in the ordinary course of business and selected nonperforming residential mortgage loans. The fair value of residential mortgage loans originated for sale in the secondary market is based on purchase commitments or quoted prices for similar loans. The fair value of nonperforming residential mortgage loans is based on the fair value of the underlying collateral, net of estimated costs to sell, using market prices derived from indicative pricing models which utilize projected assumptions Citizens believes potential investors would make, broker price opinions or appraisals. Gains and losses on the sales of loans are determined using the specific identification method. Subsequent valuation adjustments to reflect current fair value, as well as gains and losses on disposal of these loans are charged to noninterest income as incurred. Citizens sells substantially all of its residential mortgage originations to PHH Mortgage Corporation (“PHH”) at a contractual price, generally within 14 days after closing.

Premises and Equipment

Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed principally on a straight-line basis and are charged to expense over the lesser of the estimated useful life of the assets or lease term. Useful lives range from three to twenty years for furniture, fixtures, and equipment and seven to forty years for buildings and improvements. Maintenance and repairs are charged to expense as incurred. Gains and losses on dispositions are charged to income as incurred.

Long-lived depreciable assets are evaluated periodically for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of a long-lived asset are less than its carrying value. In that event, Citizens recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset based on a quoted market price, if applicable, or a discounted cash flow analysis.

Other Real Estate Owned

Other Real Estate Owned is comprised of commercial and residential real estate properties acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. These properties are carried at the lower of cost or fair value at the time of acquisition, net of estimated costs to sell, based upon current appraised value adjusted for management’s best estimate of current market conditions. Losses arising from the initial acquisition of such properties are charged against the allowance for loan losses at the time of transfer. Subsequent valuation adjustments to reflect the lower of cost or fair value, as well as gains and losses on disposal of these properties are charged to noninterest expense as incurred.

Bank Owned Life Insurance

Bank Owned Life Insurance is recorded as an asset at the amount that could be realized under the insurance contracts as of the date of the consolidated balance sheets, commonly referred to as cash surrender value. The change in cash surrender value during the period is an adjustment of premiums paid in determining the expense or income to be recognized under the contracts for the period. This change is recorded in noninterest income.

Goodwill and Core Deposit Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of net identifiable tangible and intangible assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Goodwill is tested at least annually for impairment and Citizens performs its annual impairment test as of October 1 each year. Evaluations are also performed on a more frequent basis if events or circumstances indicate that it is more likely than not that the fair values of the reporting units are below their respective carrying amounts. Such events could include a significant adverse change in legal factors or in the business climate, an adverse action by a regulator, an unanticipated change in the competitive environment, an unanticipated loss of key employees, a decision to change the operations or dispose of a reporting unit, cash or operating losses, significant revision to forecasts, or a long-term negative outlook for the industry.

In the first quarter of 2012, Citizens adopted new guidance (amended by ASU 2011-08) that allows an optional qualitative assessment for testing goodwill. The qualitative screen permits Citizens to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If that is not the case, Citizens would have to perform the annual two-step test. If Citizens concludes otherwise, it has completed its goodwill impairment test and does not need to perform the two-step test. In 2012, Citizens utilized the qualitative assessment for the annual goodwill impairment test.

Impairment of goodwill is evaluated by reporting unit, which is equivalent to Citizens’ lines of business. In Step 1 of the analysis, Citizens estimates the fair value of the reporting units using discounted cash flow models derived from internal earnings forecasts. The primary assumptions used by Citizens include ten-year earnings forecasts, terminal values based on estimated future growth rates, and discount rates based on capital asset pricing models. A Step 1 analysis is prepared for each reporting unit, including those without goodwill, in order to analyze the implied control premium, which measures the difference between the combined fair value of Citizens’ reporting units calculated in Step 1 and Citizens’ total market value. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step (Step 2) of the goodwill impairment test is required for those reporting units that have goodwill to measure the amount of impairment, if any. In Step 2 of the test, Citizens estimates the fair value of a reporting unit’s assets and liabilities in the same manner as if a purchase of the reporting unit was taking place using exit pricing, which includes estimating the fair value of other implied intangibles. Any excess of this hypothetical purchase price over the fair value of the reporting unit’s net assets (excluding goodwill) represents the implied fair value of goodwill. If the implied fair value of goodwill calculated in Step 2 is less than the carrying amount of goodwill, an impairment loss is charged to noninterest expense to reduce the carrying amount to the implied fair value. The writedown cannot exceed the carrying amount and goodwill cannot be adjusted upward for any subsequent reversal of previously recognized goodwill writedowns.

During the first quarter of 2011, new guidance was issued that modified Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The adoption of ASU 2010-28 did not have a material impact on Citizens’ financial condition, results of operations or liquidity.

Core deposit intangible assets represent the present value of the cost savings obtained from funding associated with the purchase of core deposits through an acquisition. Core deposit intangible assets are valued using a discounted cost savings approach. All of Citizens’ core deposit intangible assets have finite lives, are amortized on an accelerated basis corresponding with the anticipated lives of the underlying deposits over varying periods not exceeding 10 years, and are subject to impairment testing.

In the third quarter of 2012, Citizens adopted new guidance (amended by ASU 2012-02) intended to reduce the complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how Citizens tests those assets for impairment and improve consistency in impairment testing guidance among long-lived asset categories. The adoption of ASU 2012-02 did not have a material impact on Citizens’ financial condition, results of operations or liquidity.

Pension and Postretirement Benefits

Citizens has recognized the funded status (i.e. the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income represents the net unrecognized actuarial losses and unrecognized prior service costs that will be subsequently recognized as net periodic pension cost pursuant to Citizens’ accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on management’s best estimate of the assumptions market participants would use when pricing an asset or liability and a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. For assets and liabilities recorded at fair value, it is Citizens’ policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements.

Fair value measurements for assets and liabilities where there are limited or no observable market data are based primarily upon estimates which require significant judgment, and are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there are inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values. The fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction and considers additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. Citizens discloses in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the balance sheet.

In 2011, Citizens adopted new guidance which includes new disclosures about purchases, sales, issuances, and settlements in the roll-forward of activity in Level 3 fair value measurements. In the first quarter of 2012,

Citizens adopted new guidance (amended by ASU 2011-04) that requires new disclosures and clarifies existing concepts about fair value measurement. The adoption of this guidance did not have a material impact on Citizens’ financial condition, results of operations or liquidity. See Note 10 to the Consolidated Financial Statements for more information on fair value measurements.

Derivative Instruments

Citizens enters into derivative transactions from time to time to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. Under the guidelines of ASC Topic 815, all derivative instruments are required to be carried at fair value on the balance sheet. Topic 815 also provides special hedge accounting provisions. Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under Topic 815. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

Fair value hedges designated as hedging instruments are accounted for by recording the fair value of the derivative instrument and the fair value related to the risk being hedged of the asset or liability on the balance sheet with corresponding offsets recorded in the statement of operations. The adjustment to the hedged asset or liability is included in the basis of the item, while the fair value of the derivative is recorded as a freestanding asset or liability. Actual cash receipts or payments and related amounts accrued during the period on derivatives included in a fair value hedge relationship are recorded as adjustments to the interest income or expense recorded on the hedged asset or liability.

Cash flow hedges designated as hedging instruments are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability, with a corresponding offset recorded in other comprehensive income within shareholders’ equity, net of tax. Amounts are reclassified from other comprehensive income to the statement of operations in the period or periods the hedged forecasted transaction affects earnings.

Under both the fair value and cash flow hedge methods, derivative gains and losses not effective in hedging the change in fair value or expected cash flows of the hedged item are recognized immediately in noninterest income.

Citizens enters into various derivative agreements with customers desiring protection from possible adverse future fluctuations in interest rates. As an intermediary, Citizens generally maintains a portfolio of matched offsetting derivative agreements. These contracts are marked to market through earnings.

In 2010, Citizens adopted new guidance that clarifies the type of embedded credit derivatives that are exempt from embedded derivative bifurcation requirements. The adoption had no impact on Citizens’ financial condition, results of operations or liquidity. For more information on derivative financial instruments and hedge accounting, see Note 17 to the Consolidated Financial Statements.

Income Taxes

Amounts provided for income tax expense or benefit are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable or receivable under tax laws. Deferred income taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent on utilizing taxable income in prior carryback years, generating future taxable income, executing tax planning strategies, and reversing existing taxable temporary differences. Currently, the ultimate realization of deferred tax assets is primarily dependent on the generation of future taxable income during the periods in which those temporary differences become deductible.

Citizens utilizes a two-step approach for evaluating tax positions. Recognition (Step 1) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement (Step 2) is only addressed if the result of Step 1 is that the position is more likely than not to be sustained. Under Step 2, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is more likely than not to be realized on ultimate settlement.

Citizens files a consolidated federal income tax return and various Holding Company and subsidiary state income tax returns. When income and expenses are recognized in different periods for tax purposes, applicable deferred taxes are provided in the Consolidated Financial Statements. Citizens recognizes interest and penalties accrued relative to unrecognized tax benefits in their respective federal or state income tax accounts.

Stock-Based Compensation

The compensation cost for share-based awards is recognized in salaries and employee benefits based on the fair value at the date of grant and is recognized on a straight-line basis over the requisite service period of the awards. The requisite service period is presumed to be the stated vesting period or the estimated time that will be required to satisfy any performance conditions. Restricted shares are included in outstanding stock totals, and are entitled to receive dividends and have voting rights. Restricted stock units have no voting or dividend rights but have dividend equivalent rights entitling them to additional shares at the time the units are settled for common stock. Forfeited and expired options and forfeited shares of restricted stock become available for future grants. Refer to Note 12 for additional disclosures.

Net Income per Common Share

Basic net income or loss per common share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in each period. Diluted net income per common share shows the dilutive effect of additional common shares issuable upon the assumed exercise of stock options granted under Citizens’ stock option plans, using the treasury stock method, and restricted stock awards granted but not yet vested. Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are included in the computation of earnings per share pursuant to the two-class method.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents are considered to include cash and due from banks, interest-bearing deposits in other financial institutions, federal funds sold and securities purchased under agreements to resell.

Subsequent Events

The Company evaluated subsequent events through the date its Financial Statements were issued.

Reclassifications

Certain amounts have been reclassified to conform to the current year presentation. There was no impact on net income and shareholders’ equity as the result of these reclassifications.

Accounting Standard Update (“ASU”)

Pending Accounting Pronouncements

FASB ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”

The amendments in this ASU seek to improve the reporting of reclassifications out of accumulated other comprehensive income (AOCI) by requiring an entity to report the effect of significant reclassifications out of AOCI either on the respective line items in net income or cross-reference to other disclosures required under GAAP that provide additional detail about these amounts. ASU 2013-02 is effective for Citizens in the first quarter of 2013 and should be applied prospectively for reporting periods. Early adoption is permitted. Citizens does not expect the adoption of the amendments to have a material impact on Citizens’ financial condition, results of operations or liquidity.

FASB ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”

The amendments in this ASU affect entities that have derivatives accounted for in accordance with Topic 815–Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions. Entities with other types of financial assets and financial liabilities subject to a master netting arrangement or similar agreement are no longer subject to the disclosure requirements in ASU 2011-11. ASU 2013-01 is effective for Citizens in the first quarter of 2013 and should be applied retrospectively for all comparative periods presented. Citizens does not expect the adoption of the amendments to have a material impact on Citizens’ financial condition, results of operations or liquidity.

FASB ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities”

The amendments in this ASU allow existing GAAP guidance for balance sheet offsetting, including industry-specific guidance. However, new disclosures are required to enable users of financial statements to understand significant quantitative differences in balance sheets prepared under GAAP and International Financial Reporting Standards (“IFRS”) related to the offsetting of financial instruments. ASU 2011-11 is effective for Citizens in the first quarter of 2013, and should be applied retrospectively for all prior periods presented. Citizens does not expect the adoption of the amendments to have a material impact on Citizens’ financial condition, results of operations or liquidity.

Note 2. Investment Securities

The amortized cost, estimated fair value and gross unrealized gains and losses of investment securities follow.

	December 31, 2012				December 31, 2011
	Amortized Cost	Estimated Fair Value	Gross Unrealized		Amortized Cost	Estimated Fair Value	Gross Unrealized
(in thousands)			Gains	Losses			Gains	Losses
Securities available for sale:
Collateralized mortgage obligations	$654,104	$661,743	$8,286	$647	$364,262	$365,302	$6,811	$5,771
Mortgage-backed	893,410	933,143	39,736	3	784,476	823,852	39,408	32
State and municipal	96,627	102,436	5,826	17	116,411	123,308	7,019	122
Other	293	303	65	55	280	271	24	33

Total available for sale	$1,644,434	$1,697,625	$53,913	$722	$1,265,429	$1,312,733	$53,262	$5,958

Securities held to maturity:
Collateralized mortgage obligations (1)	$283,264	$293,010	$9,746	$—	$350,160	$356,031	$5,871	$—
Mortgage-backed (1)	844,086	883,498	39,413	1	988,930	1,018,765	29,883	48
State and municipal	98,918	105,736	6,818	—	104,964	112,754	7,836	46

Total held to maturity	$1,226,268	$1,282,244	$55,977	$1	$1,444,054	$1,487,550	$43,590	$94

(1)	Amortized cost includes adjustments for the unamortized portion of unrealized gains on securities transferred from available for sale.

Securities with amortized cost of $535.6 million at December 31, 2012, and $665.8 million at December 31, 2011 were pledged to secure public deposits, repurchase agreements and other liabilities. Except for obligations of the U.S. Government and its agencies, no holdings of securities of any single issuer exceeded 10% of consolidated shareholders equity at December 31, 2012 or 2011.

In June 2011 and December 2010, Citizens transferred certain mortgage-backed securities from the available for sale to the held to maturity category in accordance with Topic 320 “Investments-Debt and Equity Securities.” Management determined that it had both the ability to hold these investments to maturity and the positive intent to do so. The securities transferred in June 2011 had a total amortized cost of $924.6 million and a fair value of $943.1 million. The securities transferred in December 2010 had a total amortized cost of $179.2 million and a fair value of $181.8 million. The unrealized gain of $18.5 million in June 2011 and $2.6 million in December 2010 will be amortized over the remaining life of the securities as an adjustment of the yield, offset against the amortization of the unrealized gain maintained in accumulated other comprehensive income.

The amortized cost and estimated fair value of debt securities by maturity at December 31, 2012 are shown below.

	December 31, 2012
(in thousands)	Amortized Cost	Estimated Fair Value
Securities available for sale:
State and municipal
Contractual maturity within one year	$9,208	$9,369
After one year through five years	15,752	16,311
After five years through ten years	57,841	61,794
After ten years	13,826	14,962

Subtotal	96,627	102,436
Collateralized mortgage obligations and mortgage-backed	1,547,514	1,594,886
Other	293	303

Total available for sale	$1,644,434	$1,697,625

Securities held to maturity:
State and municipal
Contractual maturity within one year	$4,489	$4,620
After one year through five years	21,202	22,484
After five years through ten years	55,962	59,729
After ten years	17,265	18,903

Subtotal	98,918	105,736
Collateralized mortgage obligations and mortgage-backed	1,127,350	1,176,508

Total held to maturity	$1,226,268	$1,282,244

A total of 18 securities had unrealized losses at December 31, 2012 compared with 45 securities at December 31, 2011. These securities, with unrealized losses aggregated by investment category and length of time in a continuous unrealized loss position, are as follows:

December 31, 2012 (in thousands)	Less than 12 Months		More than 12 Months		Total
	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Securities available for sale:
Collateralized mortgage obligations	$51,164	$396	$7,731	$251	$58,895	$647
Mortgage-backed	2,223	3	—	—	2,223	3
State and municipal	—	—	233	17	233	17
Other	—	—	149	55	149	55

Total available for sale	$53,387	$399	$8,113	$323	$61,500	$722

Securities held to maturity:
Mortgage-backed	$1,662	$1	$—	$—	$1,662	$1

Total held to maturity	$1,662	$1	$—	$—	$1,662	$1

	Less than 12 Months		More than 12 Months		Total
December 31, 2011 (in thousands)	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Securities available for sale:
Collateralized mortgage obligations	$56,326	$2,858	$20,097	$2,913	$76,423	$5,771
Mortgage-backed	26,016	31	122	1	26,138	32
State and municipal	1,191	27	1,062	95	2,253	122
Other	—	—	234	33	234	33

Total available for sale	$83,533	$2,916	$21,515	$3,042	$105,048	$5,958

Securities held to maturity:
Mortgage-backed	$9,093	$48	$—	$—	$9,093	$48
State and municipal	—	—	950	46	950	46

Total held to maturity	$9,093	$48	$950	$46	$10,043	$94

Citizens performs a review of securities with unrealized losses at each reporting period. Citizens assesses each holding to determine whether and when a security will recover in value, whether it intends to sell the security and whether it is more likely than not that Citizens will be required to sell the security before the value is recovered. In assessing the recovery of value, the key factors reviewed include the length of time and the extent the fair value has been less than the carrying cost, adverse conditions, if any, specifically related to the security, industry or geographic area, historical and implied volatility of the fair value of the security, credit quality factors affecting the issuer or the underlying collateral, payment structure of the security, historical payment history of the security, changes to the credit rating of the security, recoveries or declines in value subsequent to the balance sheet date or any other relevant factors. Evaluations are performed on a more frequent basis as the degree to which fair value is below carrying cost or the length of time that the fair value has been continuously below carrying cost, increases. As of December 31, 2012, Citizens has concluded that all issuers have the ability to pay contractual cash flows. The unrealized losses displayed in the above table are believed to be temporary and thus no impairment loss has been realized in the statements of operations. Citizens has not decided to sell securities with unrealized losses nor does Citizens believe it will be required to sell securities before the value is recovered, but may change its intent in response to significant, unanticipated changes in policies, regulations, statutory legislation or other criteria.

The collateralized mortgage obligations (“CMO”) sector includes securities where the underlying collateral consists of agency issued or whole loan mortgages. At December 31, 2012, the whole loan CMOs had a market value of $58.9 million with gross unrealized losses of $0.6 million. Citizens performs a thorough credit review on a quarterly basis for the underlying mortgage collateral as well as the supporting credit enhancement and structure. The results of the December 31, 2012 credit review demonstrated continued strength and no material degradation in the holdings.

Citizens has determined there is no other-than-temporary impairment at December 31, 2012.

For the year ended December 31, 2012, as part of its capital strategy, Citizens sold $2.5 million of available for sale securities and recorded no gain or loss.

Note 3. Loans

Citizens has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Citizens seeks to control its credit risk by reviewing its aggregate outstanding commitments and loans to particular borrowers, industries, and geographic areas. Collateral is secured based on the nature of the credit and management’s credit assessment of the customer. Total portfolio loans outstanding are recorded net of unearned income, unamortized premiums and discounts, deferred loan fees and costs, and fair value adjustments. Citizens does not have a concentration in any single industry segment that exceeds 10% of total loans.

The quality of Citizens loan portfolios is assessed as a function of net loan losses, levels of nonperforming loans and delinquencies, and credit quality ratings. These credit quality ratings are an important part of the overall credit risk management process and evaluation of the allowance for loan losses (see Note 4 – Allowance for Loan Losses).

Past Due Loans, Nonaccrual Loans and Nonperforming Assets. Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are generally placed on nonaccrual status when there is substantial doubt regarding collection of principal or interest, in full, based on Citizens’ credit policies and practices or when principal or interest is past due in excess of 90 days. When a loan is placed on nonaccrual status, interest that is accrued but not collected is reversed and charged against income. Cash collected on nonaccrual loans is generally applied to outstanding principal. Loans are normally restored to accrual status if and when interest and principal payments are current, it is believed that the financial condition of the borrower has improved to the extent that future principal and interest payments will be met on a timely basis, and the borrower has maintained the loan in a current status for a period of not less than six months. Nonperforming assets are comprised of nonaccrual loans, loans past due over 90 days and still accruing interest, nonperforming loans held for sale, and other repossessed assets acquired.

A summary of nonperforming assets by class of loans follows:

	December 31,
(in thousands)	2012	2011
Land hold	$291	$—
Land development	3	213
Construction	—	150
Income producing	8,117	21,171
Owner-occupied	12,068	23,798

Total commercial real estate	20,479	45,332
Commercial and industrial	1,308	10,633
Small business	4,854	6,313

Total nonaccruing commercial	26,641	62,278
Residential mortgage	17,500	11,312
Direct consumer	12,720	12,115
Indirect consumer	2,083	953

Total nonaccruing consumer	32,303	24,380

Total nonaccruing loans	58,944	86,658
Loans 90+ days still accruing	68	770

Total nonperforming portfolio loans	59,012	87,428
Nonperforming loans held for sale	3,190	2,372
Other repossessed assets acquired	5,811	12,422

Total nonperforming assets	$68,013	$102,222

Restructured loans still accruing	$21,033	$32,347

The following tables provide a summary of loans by class, including the delinquency status of those loans that continue to accrue interest and those loans that are nonaccrual.

	December 31, 2012
(in thousands)	Loans Accruing 30-89 Days Past Due	Loans 90+ Days Past Due & Still Accruing	Non-Accruing Loans	Total Past Due Loans	Current Portfolio Loans	Total Portfolio Loans
Land hold	$—	$—	$291	$291	$4,075	$4,366
Land development	—	—	3	3	6,255	6,258
Construction	—	—	—	—	8,860	8,860
Income producing	1,470	—	8,117	9,587	680,178	689,765
Owner-occupied	695	—	12,068	12,763	520,336	533,099

Total commercial real estate	2,165	—	20,479	22,644	1,219,704	1,242,348
Commercial and industrial	277	58	1,308	1,643	1,385,720	1,387,363
Small business (1)	1,672	—	4,854	6,526	262,403	268,929

Total commercial	4,114	58	26,641	30,813	2,867,827	2,898,640
Residential mortgage	7,641	—	17,500	25,141	521,372	546,513
Direct consumer	13,354	10	12,720	26,084	818,156	844,240
Indirect consumer	8,356	—	2,083	10,439	959,144	969,583

Total consumer	29,351	10	32,303	61,664	2,298,672	2,360,336

Total financing receivables	$33,465	$68	$58,944	$92,477	$5,166,499	$5,258,976

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

	December 31, 2011
(in thousands)	Loans Accruing 30-89 Days Past Due	Loans 90+ Days Past Due & Still Accruing	Non-Accruing Loans	Total Past Due Loans	Current Portfolio Loans	Total Portfolio Loans
Land hold	$21	$—	$—	$21	$6,521	$6,542
Land development	—	—	213	213	12,891	13,104
Construction	—	—	150	150	5,697	5,847
Income producing	2,508	—	21,171	23,679	890,076	913,755
Owner-occupied	2,345	—	23,798	26,143	578,970	605,113

Total commercial real estate	4,874	—	45,332	50,206	1,494,155	1,544,361
Commercial and industrial	212	766	10,633	11,611	1,235,180	1,246,791
Small business (1)	2,242	—	6,313	8,555	288,183	296,738

Total commercial	7,328	766	62,278	70,372	3,017,518	3,087,890
Residential mortgage	9,544	—	11,312	20,856	616,389	637,245
Direct consumer	17,810	4	12,115	29,929	903,385	933,314
Indirect consumer	13,067	—	953	14,020	857,066	871,086

Total consumer	40,421	4	24,380	64,805	2,376,840	2,441,645

Total financing receivables	$47,749	$770	$86,658	$135,177	$5,394,358	$5,529,535

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

Credit Quality Indicators. Citizens categorizes commercial loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Citizens analyzes commercial loans individually by classifying the loans as to credit risk. This analysis includes loans with an outstanding balance greater than $0.5 million and non-homogeneous loans, such as commercial and industrial and commercial real estate loans. Credit quality indicators are reviewed and updated as applicable on an ongoing basis in accordance with Citizens’ credit policy. Citizens uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness that jeopardizes the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation for full value, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Commercial loans considered doubtful are evaluated for impairment as part of the specific allocated allowance.

Loans not meeting the criteria above are considered to be pass rated loans. Commercial loans by risk category of class follow.

	December 31, 2012
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Land hold	$1,690	$727	$1,949	$—	$4,366
Land development	5,954	106	198	—	6,258
Construction	2,028	6,773	59	—	8,860
Income producing	486,385	140,696	62,192	492	689,765
Owner-occupied	432,134	58,180	42,284	501	533,099

Total commercial real estate	928,191	206,482	106,682	993	1,242,348
Commercial and industrial	1,286,982	72,470	27,787	124	1,387,363
Small business (1)	234,674	15,676	18,554	25	268,929

Total commercial	$2,449,847	$294,628	$153,023	$1,142	$2,898,640

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

	December 31, 2011
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Land hold	$2,427	$803	$3,312	$—	$6,542
Land development	12,087	252	765	—	13,104
Construction	4,039	1,508	300	—	5,847
Income producing	633,855	164,756	112,458	2,686	913,755
Owner-occupied	475,604	66,576	61,429	1,504	605,113

Total commercial real estate	1,128,012	233,895	178,264	4,190	1,544,361
Commercial and industrial	1,059,316	113,126	74,307	42	1,246,791
Small business (1)	251,790	21,803	22,925	220	296,738

Total commercial	$2,439,118	$368,824	$275,496	$4,452	$3,087,890

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

For residential and consumer loans, Citizens evaluates credit quality based on the aging status of the loan and by payment activity. Performing loans are considered to have a lower risk of loss and are on accruing status. Nonperforming loans are comprised of nonaccrual loans and loans past due over 90 days and still accruing interest. The following table presents the recorded investment in residential and consumer loans based on payment activity.

	December 31, 2012
(in thousands)	Residential Mortgage	Direct Consumer	Indirect Consumer	Total Consumer Loans
Performing	$529,013	$831,510	$967,500	$2,328,023
Nonperforming	17,500	12,730	2,083	32,313

Total	$546,513	$844,240	$969,583	$2,360,336

	December 31, 2011
(in thousands)	Residential Mortgage	Direct Consumer	Indirect Consumer	Total Consumer Loans
Performing	$625,933	$921,195	$870,133	$2,417,261
Nonperforming	11,312	12,119	953	24,384

Total	$637,245	$933,314	$871,086	$2,441,645

Loans Held for Sale. Loans held for sale are comprised of commercial real estate and residential mortgage loans. Loans held for sale were $10.7 million at December 31, 2012, compared to $10.4 million at December 31, 2011. During 2012, $24.0 million in portfolio loans and $5.2 million in repurchased loans were transferred to held for sale. Also during 2012, $16.0 million of loans held for sale were sold, and there were $11.3 million of repayments on the held for sale portfolio.

Note 4. Allowance for Loan Losses

The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management’s best estimate of probable losses that have been incurred within the existing portfolio of loans. The methodology used for measuring the appropriateness of the allowance for loan losses relies on several key elements, which include specific allowances for identified impaired loans, a risk-allocated allowance for the remainder of the portfolio and a general valuation allowance estimate.

The activity within the allowance for loan losses is presented below.

(in thousands)	Allowance for Loan Losses at December 31, 2011	Provision for Loan Losses	Charge-offs	Recoveries	Net charge-offs	Allowance for Loan Losses at December 31, 2012
Commercial and industrial	$14,044	$4,759	(11,400)	$2,099	$(9,301)	$9,502
Small business	12,230	1,218	(6,132)	1,048	(5,084)	8,364
Commercial real estate	63,999	(16,604)	(25,641)	6,460	(19,181)	28,214

Total commercial	90,273	(10,627)	(43,173)	9,607	(33,566)	46,080
Residential mortgage	36,460	5,588	(17,055)	1,934	(15,121)	26,927
Direct consumer	33,020	22,505	(31,559)	4,555	(27,004)	28,521
Indirect consumer	12,973	5,738	(13,415)	3,615	(9,800)	8,911

Total	$172,726	$23,204	$(105,202)	$19,711	$(85,491)	$110,439

(in thousands)	Allowance for Loan Losses at December 31, 2010	Provision for Loan Losses	Charge-offs	Recoveries	Net charge-offs	Allowance for Loan Losses at December 31, 2011
Commercial and industrial	$26,619	$20,179	$(36,211)	$3,457	$(32,754)	$14,044
Small business	16,334	4,587	(9,462)	771	(8,691)	12,230
Commercial real estate	156,623	67,398	(162,533)	2,511	(160,022)	63,999

Total commercial	199,576	92,164	(208,206)	6,739	(201,467)	90,273
Residential mortgage	47,623	16,200	(27,796)	433	(27,363)	36,460
Direct consumer	32,255	24,508	(26,932)	3,189	(23,743)	33,020
Indirect consumer	16,577	5,936	(11,771)	2,231	(9,540)	12,973

Total	$296,031	$138,808	$(274,705)	$12,592	$(262,113)	$172,726

(in thousands)	Allowance for Loan Losses at December 31, 2009	Provision for Loan Losses	Charge-offs	Recoveries	Net charge-offs	Allowance for Loan Losses at December 31, 2010
Commercial and industrial	$50,306	$26,468	$(54,015)	$3,860	$(50,155)	$26,619
Small business	6,209	17,017	(7,375)	483	(6,892)	16,334
Commercial real estate	146,042	238,097	(233,056)	5,540	(227,516)	156,623

Total commercial	202,557	281,582	(294,446)	9,883	(284,563)	199,576
Residential mortgage	63,794	94,037	(110,928)	720	(110,208)	47,623
Direct consumer	33,127	28,643	(31,392)	1,877	(29,515)	32,255
Indirect consumer	39,462	(11,380)	(14,295)	2,790	(11,505)	16,577

Total	$338,940	$392,882	$(451,061)	$15,270	$(435,791)	$296,031

A summary of the allowance for loan losses, segregated by portfolio segment follows:

	December 31, 2012
(in thousands)	Allowance for Loans Individually Evaluated for Impairment	Allowance for Loans Collectively Evaluated for Impairment	General Allowance	Total Allowance for Loan Losses
Commercial and industrial	$124	$9,200	$178	$9,502
Small business	—	8,205	159	8,364
Commercial real estate	1,007	26,690	517	28,214

Total commercial	1,131	44,095	854	46,080
Residential mortgage	3,369	23,110	448	26,927
Direct consumer	657	27,335	529	28,521
Indirect consumer	—	8,742	169	8,911

Total allowance for loan losses	$5,157	$103,282	$2,000	$110,439

	December 31, 2012
(in thousands)	Recorded Investment of Loans Individually Evaluated for Impairment	Recorded Investment of Loans Collectively Evaluated for Impairment	Unearned (Fees)/Costs	Total Recorded Investment
Commercial and industrial	$1,178	$1,394,088	$(7,903)	$1,387,363
Small business (1)	—	268,612	317	268,929
Commercial real estate	29,663	1,213,737	(1,052)	1,242,348

Total commercial	30,841	2,876,437	(8,638)	2,898,640
Residential mortgage	19,024	530,211	(2,722)	546,513
Direct consumer	7,873	834,627	1,740	844,240
Indirect consumer	252	943,999	25,332	969,583

Total portfolio loans	$57,990	$5,185,274	$15,712	$5,258,976

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

	December 31, 2011
(in thousands)	Allowance for Loans Individually Evaluated for Impairment	Allowance for Loans Collectively Evaluated for Impairment	General Allowance	Total Allowance for Loan Losses
Commercial and industrial	$42	$13,302	$700	$14,044
Small business	—	11,730	500	12,230
Commercial real estate	4,110	58,589	1,300	63,999

Total commercial	4,152	83,621	2,500	90,273
Residential mortgage	2,837	33,623	—	36,460
Direct consumer	70	32,950	—	33,020
Indirect consumer	—	12,973	—	12,973

Total allowance for loan losses	$7,059	$163,167	$2,500	$172,726

	December 31, 2011
(in thousands)	Recorded Investment of Loans Individually Evaluated for Impairment	Recorded Investment of Loans Collectively Evaluated for Impairment	Unearned (Fees)/Costs	Total Recorded Investment
Commercial and industrial	$8,842	$1,245,902	$(7,953)	$1,246,791
Small business (1)	557	295,972	209	296,738
Commercial real estate	57,562	1,488,657	(1,858)	1,544,361

Total commercial	66,961	3,030,531	(9,602)	3,087,890
Residential mortgage	15,140	623,779	(1,674)	637,245
Direct consumer	4,607	928,930	(223)	933,314
Indirect consumer	478	850,868	19,740	871,086

Total portfolio loans	$87,186	$5,434,108	$8,241	$5,529,535

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

Impaired loans. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Citizens recognized $2.6 million of interest income on nonperforming loans for years ended December 31, 2012. Had nonperforming loans performed in accordance with their original contract terms, Citizens would have recognized additional interest income of approximately $3.2 million for the year ended December 31, 2012. There were no significant commitments outstanding to lend additional funds to clients whose loans were classified as restructured at December 31, 2012 or December 31, 2011.

A summary of information regarding loans individually reviewed for impairment, segregated by class are set forth in the following table.

	December 31, 2012
						Total Interest Income	Average Recorded Investment
(in thousands)	Unpaid Contractual Principal Balance	Recorded Investment with No Specific Allowance	Recorded Investment with Specific Allowance	Total Recorded Investment	Specific Related Allowance	Year To Date	Year To Date
Nonaccrual loans (impaired)
Income producing	$7,918	$4,825	$1,529	$6,354	$492	$58	$12,708
Owner-occupied	10,739	4,620	3,178	7,798	501	183	11,101

Total commercial real estate	18,657	9,445	4,707	14,152	993	241	23,809
Commercial and industrial	761	328	249	577	124	17	5,915
Small business	—	—	—	—	—	—	145

Total commercial	19,418	9,773	4,956	14,729	1,117	258	29,869

Residential mortgage	5,771	3,453	2,318	5,771	608	184	4,559
Direct consumer	2,059	1,218	841	2,059	226	47	1,325
Indirect consumer	252	252	—	252	—	13	182

Total consumer	8,082	4,923	3,159	8,082	834	244	6,066

Total nonaccrual loans (impaired)	27,500	14,696	8,115	22,811	1,951	502	35,935

Accrual loans (impaired)
Income producing	807	—	807	807	12	49	2,281
Owner-occupied	14,704	14,071	633	14,704	2	890	15,084

Total commercial real estate	15,511	14,071	1,440	15,511	14	939	17,365
Commercial and industrial	601	601	—	601	—	11	151
Small business	—	—	—	—	—	—	121

Total commercial	16,112	14,672	1,440	16,112	14	950	17,637

Residential mortgage	13,253	3,050	10,203	13,253	2,761	825	12,022
Direct consumer	5,814	3,596	2,218	5,814	431	360	6,354

Total consumer	19,067	6,646	12,421	19,067	3,192	1,185	18,376

Total accrual loans (impaired)	35,179	21,318	13,861	35,179	3,206	2,135	36,013

Total impaired loans	$62,679	$36,014	$21,976	$57,990	$5,157	$2,637	$71,948

	December 31, 2011
						Total Interest Income	Average Recorded Investment
(in thousands)	Unpaid Contractual Principal Balance	Recorded Investment with No Specific Allowance	Recorded Investment with Specific Allowance	Total Recorded Investment	Specific Related Allowance	Year To Date	Year To Date
Nonaccrual loans (impaired)
Land hold	$—	$—	$—	$—	$—	$—	$45
Land development	—	—	—	—	—	—	85
Construction	—	—	—	—	—	—	224
Income producing	23,394	9,163	8,838	18,001	2,686	448	19,516
Owner-occupied	22,338	13,276	3,694	16,970	1,424	424	17,069

Total commercial real estate	45,732	22,439	12,532	34,971	4,110	872	36,939
Commercial and industrial	17,197	8,196	646	8,842	42	311	12,499
Small business	131	66	—	66	—	—	269

Total commercial	63,060	30,701	13,178	43,879	4,152	1,183	49,707

Residential mortgage	6,610	587	6,023	6,610	1,346	182	10,592
Direct consumer	1,168	647	500	1,147	55	22	1,519
Indirect consumer	478	478	—	478	—	—	474

Total consumer	8,256	1,712	6,523	8,235	1,401	204	12,585

Total nonaccrual loans (impaired)	71,316	32,413	19,701	52,114	5,553	1,387	62,292

Accrual loans (impaired)
Income producing	7,476	7,476	—	7,476	—	418	7,524
Owner-occupied	15,115	15,115	—	15,115	—	75	6,166

Total commercial real estate	22,591	22,591	—	22,591	—	493	13,690
Small business	491	491	—	491	—	17	500

Total commercial	23,082	23,082	—	23,082	—	510	14,190

Residential mortgage	8,530	2,088	6,442	8,530	1,491	449	3,966
Direct consumer	3,460	3,360	100	3,460	15	225	2,570

Total consumer	11,990	5,448	6,542	11,990	1,506	674	6,536

Total accrual loans (impaired)	35,072	28,530	6,542	35,072	1,506	1,184	20,726

Total impaired loans	$106,388	$60,943	$26,243	$87,186	$7,059	$2,571	$83,018

Troubled Debt Restructurings. A modified loan is considered a Troubled Debt Restructuring (“TDR”) when two conditions are met: 1) the borrower is experiencing financial difficulty and 2) concessions are made that would not otherwise be considered for a borrower with similar credit characteristics. While commercial loan modifications vary depending on circumstances, the most common types of modifications for residential and consumer loans include below market rate reductions and/or maturity extensions, and generally do not include forgiveness of principal balances. Modified terms are dependent upon the financial position and needs of the individual borrower. Citizens does not employ modification programs for temporary or trial periods, all modifications are permanent. The modified loan does not revert back to its original terms, even if the modified loan agreement is violated.

Citizens classifies TDRs as nonaccruing loans unless the loan qualified for accruing status at the time of the restructure, or the loan has performed according to the new contractual terms for at least six months. To qualify for accruing status at the time of the restructure, the original loan must have been less than 90 days past due at the time of the restructure and the modification must not have resulted in an impairment loss. At December 31, 2012 the majority of Citizens’ TDRs are on accrual status and are reported as impaired. TDR classifications may be removed if the borrower demonstrates compliance with the modified terms and the restructuring agreement specifies a market rate of interest equal to that which would be provided to a borrower with similar credit at the time of restructuring. Otherwise, the loans remain classified as TDRs. As a result of guidance from the Office of the Comptroller of the Currency (“OCC”), approximately $4.0 million of residential mortgage and consumer loans were identified as TDRs whereby the borrower’s obligation to Citizens has been discharged in bankruptcy and the borrower has not reaffirmed the debt. These loans were reclassified as TDRs as of December 31, 2012 and consisted of $2.9 million of residential mortgage loans and $1.1 million of consumer loans.

The recorded investment balance of TDRs approximated $29.1 million at December 31, 2012. TDRs of $21.0 million were on accrual status and $8.1 million of TDRs were on nonaccrual status at December 31, 2012. TDRs are evaluated separately in Citizens’ allowance for loan loss methodology based on the expected cash flows for loans in this status. At December 31, 2012, the allowance for loan losses included specific reserves of $4.0 million related to TDRs, which included $3.3 million related to mortgage TDRs and $0.7 million related to direct consumer TDRs, compared to $2.9 million of specific reserves related to TDRs at December 31, 2011, which included $2.8 million related to mortgage TDRs and $0.1 million related to direct consumer TDRs. Citizens charged off $4.1 million and $6.1 million for the years ended December 31, 2012 and December 31, 2011, respectively, for the portion of TDRs deemed to be uncollectible.

The following table provides information on loans modified during each year noted as a TDR.

	For TheYear Ended December 31,
	2012				2011
(in thousands)	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Average Coupon Rate	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Average Coupon Rate
Commercial and industrial	3	$601	$601	4.55%	2	$1,807	$1,807	6.50%
Commercial real estate	2	1,839	1,501	6.50	4	28,632	21,183	6.60

Total commercial	5	2,440	2,102	5.95	6	30,439	22,990	6.60
Residential mortgage	84	11,564	11,564	2.69	35	9,060	9,060	2.70
Direct consumer	100	6,909	6,101	4.56	8	1,708	1,714	6.30
Indirect consumer	43	549	252	7.62	—	—	—	—

Total portfolio loans	232	$21,462	$20,019	3.88	49	$41,207	$33,764	5.50

The following table provides information on how loans were modified as a TDR.

	For The Year Ended December 31,
(in thousands)	2012	2011
Post-Modification Recorded Investment
Extended maturity	$3,128	$15,211
Interest rate adjustments	3,304	7,489
Combination of rate and maturity	5,051	11,064
Other (1)	8,536	—

Total	$20,019	$33,764

(1)

Other includes covenant modification, forebearance, loans discharged in bankruptcy and not reaffirmed, and other concessions or combination of concessions that do not consist of interest rate adjustments and/or maturity extensions.

A TDR loan is considered to have a payment default when one or more payments is over 90 days past due. At December 31, 2012 and 2011, respectively, there were 26 loans of approximately $1.6 million and two loans of approximately $0.4 million modified as TDRs that were in payment default.

Note 5. Premises and Equipment

A summary of premises and equipment follows:

	December 31,
(in thousands)	2012	2011
Land	$26,352	$26,443
Buildings	154,891	154,668
Leasehold improvements	13,907	13,970
Furniture and equipment	73,407	71,733

	268,557	266,814
Accumulated depreciation and amortization	(178,266)	(168,844)

Total	$90,291	$97,970

Certain branch facilities and equipment are leased under various operating contracts. Total rental expense, including expenses related to these operating leases, was $6.1 million in 2012 and $6.0 million in both 2011 and 2010. Future minimum rental commitments under non-cancelable operating leases are as follows.

(in thousands)	Rental Commitments
2013	$5,752
2014	4,324
2015	3,385
2016	2,490
2017	1,896
Thereafter	4,914

Total	$22,761

Note 6. Goodwill and Core Deposit Intangible Assets

A summary of goodwill allocated to the lines of business follows:

	December 31,
(in thousands)	2012	2011
Regional Banking	$316,349	$316,349
Wealth Management	1,801	1,801

Total	$318,150	$318,150

The recorded balance of goodwill has not changed during 2012 and 2011. In 2012, Citizens elected to perform the qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit was below its carrying amount as of October 1, 2012. Based on the positive evidence in the analysis, Citizens concluded that it is more likely than not that fair value exceeds its carrying value. Furthermore, no goodwill impairment exists on the consolidated level as the allocated goodwill resides only in these two reporting units. No events (individually or in aggregate) have occurred since the annual goodwill impairment analysis that indicates a potential impairment of goodwill

A summary of core deposit intangibles follows:

	December 31,
(in thousands)	2012	2011
Core deposit intangibles	$62,835	$62,835
Accumulated amortization	(57,527)	(55,407)

Total core deposit intangibles	$5,308	$7,428

The following presents the estimated future amortization expense of core deposit intangible assets.

(in thousands)	Intangible Amortization Expense
2013	$1,727
2014	1,421
2015	1,179
2016	981

Total	$5,308

All of Citizens’ core deposit intangible assets have finite lives and are amortized on an accelerated basis corresponding with the anticipated lives of the underlying deposits over varying periods not exceeding 10 years. The weighted average amortization period for core deposit intangible assets is 1.8 years.

Note 7. Deposits

Overdrafts on demand accounts are classified as loans, rather than deposits, on the face of the balance sheet and totaled $3.0 million and $7.2 million at December 31, 2012 and 2011, respectively. Time deposits over $100,000 totaled $510.4 million at December 31, 2012, compared with $616.0 million at December 31, 2011.  The scheduled maturities for time deposits at December 31, 2012 were as follows.

(in thousands)	Deposit Maturities
2013	$1,099,509
2014	344,440
2015	176,632
2016	59,856
2017	21,701
Thereafter	9,258

Total	$1,711,396

Note 8. Short-Term Borrowings

Short-term borrowings consist of federal funds purchased and securities sold under agreements to repurchase and other short-term borrowings. Federal funds purchased are overnight borrowings from other financial institutions. Securities sold under agreements to repurchase are secured transactions done principally with investment banks. Maturities of securities sold under agreements to repurchase are generally 90 days or less.

Information relating to federal funds purchased and securities sold under agreements to repurchase follows.

(in thousands)	2012	2011	2010
At December 31:
Balance	$42,747	$40,098	$41,699
Weighted average interest rate paid	0.10%	0.19%	0.18%
During the year:
Maximum outstanding at any month-end	$50,076	$43,737	$42,334
Daily average	41,676	42,064	34,683
Weighted average interest rate paid	0.13%	0.19%	0.23%

Note 9. Long-Term Debt

A summary of long-term debt follows.

	December 31,
(in thousands)	2012	2011
Citizens (Parent only):
Subordinated debt:
5.75% subordinated notes due February 2013	$17,252	$17,101
Variable rate junior subordinated debenture due June 2033	25,774	25,774
7.50% junior subordinated debentures due September 2066	48,677	48,677
Subsidiary:
Federal Home Loan Bank advances	655,102	658,484
Other borrowed funds	104,105	104,149

Total	$850,910	$854,185

On January 27, 2003, Citizens issued $125.0 million of 5.75% subordinated notes, maturing February 1, 2013. Issuance costs were capitalized and are included in the long-term debt total on the balance sheet. The issuance costs were amortized over ten years as a component of interest expense.

On June 26, 2003, Citizens issued $25.8 million of floating rate, 30-year trust preferred securities through an unconsolidated special purpose trust to unrelated institutional investors. The gross proceeds from issuance were used to purchase a floating rate junior subordinated deferrable interest debenture (“2003 Debenture”) issued by Citizens, which is the sole asset of the trust. The 2003 Debenture matures in thirty years and bears interest at an annual rate equal to the three-month LIBOR plus 3.10%, payable quarterly beginning in September 2003. Interest is adjusted on a quarterly basis not to exceed 11.75%. The 2003 Debenture is an unsecured obligation of Citizens and is junior in right of payment to all future senior indebtedness of Citizens. Citizens has guaranteed that interest payments on the 2003 Debenture made to the trust will be distributed by the trust to the holders of the trust preferred securities. The trust preferred securities of the special purpose trust are callable at par and must be redeemed in thirty years after issuance. The issuance costs were amortized to the call date over five years as a component of interest expense, as Citizens believed this was the most probable life of these securities. Under the risk-based capital guidelines, the trust preferred securities currently qualify as Tier 1 capital.

On October 3, 2006, Citizens Funding Trust I (“2006 Trust”) completed an offering of $150.0 million aggregate liquidation amount of enhanced trust preferred securities. The gross proceeds from issuance were used to purchase a junior subordinated deferrable interest debenture issued by Citizens, which is the sole asset of the 2006 Trust (the “2006 Debenture”). The 2006 Debenture ranks junior to Citizens’ outstanding debt, including the other outstanding junior subordinated debentures. The enhanced trust preferred securities are listed on the New York Stock Exchange (NYSE symbol CTZ-PrA). Distributions on the securities, which represent undivided beneficial interests in the assets of the 2006 Trust, accrue from the original issue date and are payable quarterly in arrears at an annual rate of 7.50%, beginning December 15, 2006. The securities became callable on September 15, 2011 and mature on September 15, 2066. Issuance costs of $5.1 million were capitalized and are amortized through the long-term debt total on the Consolidated Balance Sheets. The issuance costs were amortized to the call date over five years as a component of interest expense. The proceeds were used to finance the cash portion of the consideration paid in Citizens’ merger with Republic Bancorp and for general corporate purposes.

On January 28, 2010 Citizens announced that it was suspending the dividend payments on its trust preferred securities. In December 2012, Citizens announced the resumption of payments on these securities beginning in December 2012, as to the 2003 Debenture, and in March 2013 as to the 2006 Debenture. Citizens accrues for these obligations in other liabilities on the Consolidated Balance Sheets and as of December 31, 2012, the total amount of the arrearage is $12.4 million.

As of December 31, 2012, advances from the FHLB are at fixed rates ranging from 2.16% to 6.93% and mature from 2016 through 2022. Citizens restructured $350.0 million and $245.0 million in FHLB advances during 2012 and 2011, respectively. These restructures resulted in the locking in of lower term funding rates. The average interest rate on the 2012 restructured advances was reduced to 2.55% from 3.50% and the average remaining term was extended to 9.0 years from 3.2 years. The average interest rate on the 2011 restructured advances was reduced to 3.32% from 4.84% and the average remaining term was extended to 5.8 years from 3.3 years. FHLB advances totaling $5.0 million may be put back to Citizens at the option of the FHLB. Advances totaling $462.0 million are non-convertible and subject to neither put nor call options. Citizens’ advances from the FHLB were collateralized at December 31, 2012 with $2.0 billion of residential and commercial loans secured by real estate and securities held for pledging. At December 31, 2012, Citizens had $185.0 million of variable rate advances from the FHLB outstanding. The advances are indexed to one month LIBOR with an average interest rate of 3.25% and an average remaining term to maturity of 5.0 years.

As of December 31, 2012, $103.4 million of long-term repurchase agreements with interest rates up to 4.69%, maturing between August 2015 and May 2016 were outstanding. Long-term repurchase agreements are classified under Other borrowed funds.

The par value of long-term debt is scheduled to mature as shown in the table below. This schedule excludes all carrying value adjustments, such as purchase accounting fair value adjustments, hedge accounting fair value adjustments, and unamortized premiums and discounts, that will not affect future cash payments associated with the maturity of this debt.

(in thousands)	Parent	Subsidiary	Consolidated
2013	$17,266	$25	$17,291
2014	—	30	30
2015	—	66,661	66,661
2016	—	101,786	101,786
2017	—	160,440	160,440
Thereafter	74,451	427,148	501,599

Total	$91,717	$756,090	$847,807

Note 10. Fair Values of Assets and Liabilities

Fair value estimates are intended to represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Given that there is no active market for many of Citizens’ financial instruments, Citizens has made estimates using discounted cash flow or other valuation techniques. Inputs to these valuation methods are subjective in nature, involve uncertainties, and require significant judgment and therefore cannot be determined with precision. Accordingly, the derived fair value estimates presented herein are not necessarily indicative of the amounts Citizens could realize in a current market exchange.

The fair value estimates are based on existing on and off balance sheet financial instruments and do not attempt to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. For example, Citizens has a substantial trust department that contributes net fee income annually. The trust department is not considered a financial instrument and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include Citizens’ brokerage network, net deferred tax assets (and any related valuation reserves), and premises and equipment. In addition, tax ramifications related to the recognition of unrealized gains and losses such as those within the investment securities portfolio can have a significant effect on estimated fair values and have not been considered in the estimates. For these reasons, the aggregate fair value should not be considered an indication of Citizens’ value.

Citizens groups assets and liabilities which are recorded at fair value into three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level 1 considered highest and Level 3 considered lowest). A brief description of each level follows.

Level 1 — Valuation is based upon quoted prices for identical instruments in active markets.

Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing the asset or liability. Valuation techniques include the use of discounted cash flow models and similar techniques.

The carrying amount, estimated fair value, and placement in the fair value hierarchy of Citizens’ financial instruments that are not measured at fair value in their entirety on a recurring basis follow.

	December 31, 2012
	Carrying	Estimated	Fair Value Measurements
(in thousands)	Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$173,510	$173,510	$—	$173,510	$—
Money market investments	186,349	186,349	—	186,349	—
Securities held to maturity	1,226,268	1,282,244	—	1,282,244	—
FHLB and Federal Reserve stock	126,763	126,763	—	126,763	—
Net portfolio loans	5,148,537	5,093,144	—	—	5,093,144
Loans held for sale	10,719	10,719	—	7,461	3,258
Accrued interest receivable	28,819	28,819	—	28,819	—
Financial liabilities:
Deposits	7,160,785	7,181,167	—	7,181,167	—
Short-term borrowings	42,747	42,747	—	42,747	—
Long-term debt	850,910	931,088	59,620	871,468	—
Accrued interest payable	15,844	15,844	—	15,844	—

	December 31, 2011
	Carrying	Estimated	Fair Value Measurements
(in thousands)	Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$153,418	$153,418	$—	$153,418	$—
Money market investments	313,632	313,632	—	313,632	—
Securities held to maturity	1,444,054	1,487,550	—	1,487,550	—
FHLB and Federal Reserve stock	117,943	117,943	—	117,943	—
Net portfolio loans	5,356,809	5,101,446	—	—	5,101,446
Loans held for sale	10,402	10,402	—	6,140	4,262
Accrued interest receivable	31,390	31,390	—	31,390	—
Financial liabilities:
Deposits	7,394,941	7,424,427	—	7,424,427	—
Short-term borrowings	40,098	40,098	—	40,098	—
Long-term debt	854,185	927,533	45,931	881,602	—
Accrued interest payable	14,047	14,047	—	14,047	—

The carrying amount approximates fair value for cash, money market investments, and accrued interest. The methods and assumptions used to estimate the fair value of other financial instruments, regardless of whether the instrument is carried at fair value or not, are set forth below. There were no significant changes in the valuation methods used to estimate fair value during the year ended December 31, 2012.

Securities Available for Sale. Fair value measurement is based upon quoted prices for similar assets, if available, or matrix pricing models. Matrix pricing is a mathematical technique widely used in the financial industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices. The securities in the available for sale portfolio are priced by independent providers. These providers utilize pricing models that vary by asset class and incorporate available trade, bid and other market information and for structured securities, cash flow and, when available, loan performance data. Because many fixed income securities do not trade on a daily basis, the pricing applications apply available information as applicable through processes such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. In addition, Citizens uses model processes to assess interest rate impact and develop prepayment scenarios. The impact of unobservable inputs and proprietary models are not material to the determination of fair values of these securities. In obtaining such valuation information from third parties, Citizens has evaluated their valuation methodologies used to develop the fair values in order to determine whether such valuations are representative of the price at which a transaction would take place in current markets. Further, Citizens completes a comparison of the fair value estimates quarterly by validating the data received to date provided by a separate third party. In order to then evaluate reasonableness of the market data, Citizens also independently prices a sampling of securities using data from an independent source. Should Citizens find variances, the prices are then challenged and prices are adjusted accordingly. To date, there have been no significant findings or adjustments made by Citizens. Citizens’ principal markets for its securities portfolios are the secondary institutional markets, with an exit price that is predominantly reflective of bid level pricing in those markets.

Recurring Level 3 securities include auction rate securities issued by student-loan authorities and a taxable municipal Qualified Zone Academy Bond (“QZAB”). Due to the nature of the auction rate securities and the lack of a secondary market with active fair value indicators, Citizens used an income approach based on a discounted cash flow model utilizing significant unobservable inputs (Level 3) in the valuation process to estimate the transaction price between market participants for each group of securities as of the valuation date. The significant assumptions made in this modeling process included the liquidity and credit premiums, and fail rate formulas utilizing assumed interest payments. Due to the current illiquid market for QZAB bonds, Citizens relies on models containing significant unobservable market-based inputs to determine the fair value of these bonds. The primary unobservable pricing input was the assumption made regarding the ability of market participants to utilize the tax credits associated with this type of instrument.

Securities Held to Maturity. The estimated fair value of securities classified as held to maturity are based upon quoted prices for similar assets, if available, or matrix pricing models. This process is essentially the same as the valuation methodologies and price verification functions used for securities available for sale.

FHLB and Federal Reserve Stock. The carrying amount of FHLB and Federal Reserve stock is used to approximate the fair value of these investments. These securities are not readily marketable, are recorded at cost (par value), and are evaluated for impairment based on the ultimate recoverability of the par value. Citizens considers positive and negative evidence, including the profitability and asset quality of the issuer, dividend payment history and recent redemption experience, when determining the ultimate recoverability of the par value. Citizens believes its investments in FHLB and Federal Reserve stock are ultimately recoverable at par.

Net Portfolio Loans. The fair value of loans and loan commitments is estimated based on discounted cash flows using exit-value rates at December 31, 2012 and December 31, 2011, weighted for varying maturity dates. The cash flows take into consideration current portfolio interest rates and repricing characteristics as well as assumptions relating to prepayment speeds. The discount rates take into consideration the current market interest rate environment, a credit risk component based on the credit characteristics of each loan portfolio, and a liquidity premium reflecting the liquidity or illiquidity of the market. If an entry-value rate was used to estimate fair value of loans and loan commitments, the disclosed fair value would have been higher for the periods presented.

Deposits. The estimated fair value of demand deposits (e.g., noninterest and interest bearing demand, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are based on the discounted value of contractual cash flows at current interest rates. The estimated fair value of deposits does not take into account the value of Citizens’ long-term relationships with depositors, commonly known as core deposit intangibles, which are separate intangible assets, and not considered financial instruments.

Short-Term Borrowings. The carrying amounts of federal funds purchased, securities sold under agreement to repurchase and other short-term borrowings approximate their fair values because they frequently reprice to a market rate.

Long-Term Debt. The fair value is estimated using observable market prices and by discounting future cash flows using current interest rates for similar financial instruments.

Derivative Instruments. Substantially all derivative instruments held or issued by Citizens are traded in over-the-counter markets where quoted market prices are not readily available. Derivative instruments are priced by independent providers using observable market assumptions with adjustments based on widely accepted valuation techniques. For those derivatives, Citizens measures fair value with models that use primarily market observable inputs, such as yield curves and option volatilities, and include the value associated with counterparty credit risk (credit valuation adjustments). Citizens assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, and determined that the credit valuation adjustments were not significant to the overall valuation of its derivatives.

Deferred Compensation Assets. Citizens has a portfolio of mutual fund investments classified as trading securities which hedge the deferred compensation liabilities for various employees, former employees and directors. These investments are traded on active exchanges with valuations obtained from readily available pricing sources for market transactions involving identical assets. Additionally, Citizens invests in a Guaranteed Income Fund which is supported by a group annuity insurance contract issued by Prudential Retirement Insurance and Annuity Company. The investment is recorded at contract value and, based on the nature of the fund, generally approximates fair value. The Guaranteed Income Fund has no maturity date and is secured only by Prudential’s general account. Therefore, the Guaranteed Income Fund is recorded as recurring Level 3.

Impaired Loans. A loan is considered to be impaired when it is probable that all of the principal and interest due under the original underwriting terms of the loan may not be collected. Impairment is typically measured based on the fair value of the underlying collateral. The fair value of the underlying collateral is determined, where possible, using market prices derived from appraisals, which are considered to be Level 2. Since certain assumptions and unobservable inputs related to loss severity are currently being used, impaired loans are recorded as Level 3 in the fair value hierarchy. Citizens measures impairment on all nonaccrual commercial and industrial and commercial real estate loans for which it has established specific reserves as part of the specific allocated allowance component of the allowance for loan losses. Citizens measures impairment on all residential mortgage loans over five payments past due.

Loans Held for Sale. Residential mortgage loans held for sale are comprised of loans originated for sale in the ordinary course of business and selected nonperforming residential mortgage loans. The fair value of residential mortgage loans originated for sale in the secondary market is based on purchase commitments or quoted prices for similar loans and are classified as nonrecurring Level 2. The fair value of nonperforming residential mortgage loans is based on the fair value of the underlying collateral, net of estimated costs to sell, using market prices derived from indicative pricing models which utilize projected assumptions about loss severity Citizens believes potential investors would make or appraisals and are classified as nonrecurring Level 3.

Commercial loans held for sale are comprised primarily of loans identified for sale that are recorded at the lower of carrying amount or fair value based on appraisals of the underlying collateral, which are also subject to management adjustments for loss severity based on current market conditions and recent sales activity. Citizens records commercial loans held for sale as nonrecurring Level 3.

Other Real Estate. Other real estate (“ORE”) is comprised of commercial and residential real estate acquired through foreclosure proceedings or acceptance of a deed-in-lieu of foreclosure. Commercial properties and former branch locations are carried at fair value at the time of acquisition based on the fair value of the underlying real property, net of estimated costs to sell and are subsequently monitored for lower of carrying value or fair value adjustments. This is determined using market prices derived from appraisals, which are considered to be Level 2. However, certain assumptions and unobservable inputs related to loss severity are currently being used by appraisers and management, therefore, qualifying the assets as Level 3 in the fair value hierarchy. Residential real estate is recorded at the fair value of the underlying real property, net of estimated costs to sell, using market prices derived from indicative pricing models which utilize projected assumptions Citizens believes potential investors would make or appraisals and are classified as nonrecurring Level 3. Losses arising from the initial acquisition of such properties are charged against the allowance for loan losses at the time of transfer. Subsequent valuation adjustments to reflect fair value, as well as gains and losses on disposal of these properties, are charged to noninterest expense as incurred. Citizens records ORE properties as nonrecurring Level 3.

Repossessed Assets. Repossessed assets consist of consumer assets acquired to satisfy the consumer’s outstanding delinquent debt. These assets consist of automobiles, boats, recreational vehicles and other personal items. These assets are carried at fair value, net of estimated costs to sell, based on internally developed procedures. Citizens records repossessed assets as nonrecurring Level 3.

Some of the assets and liabilities discussed above are measured on a recurring basis while others are measured on a nonrecurring basis, with the determination based upon applicable existing accounting pronouncements. For example, investment securities available for sale, derivative instruments, and deferred compensation assets are recorded at fair value on a recurring basis. Other assets, such as loans held for sale, impaired loans, other real estate, and repossessed assets are recorded at fair value on a nonrecurring basis. Goodwill and core deposit intangibles are measured for impairment on a nonrecurring basis and are written down when the value of the individual asset has declined.

The following table presents the balances of assets and liabilities that were measured at fair value on a recurring basis.

December 31, 2012 (in thousands)	Total	Level 1	Level 2	Level 3
Securities available for sale:
Collateralized mortgage obligations	$661,743	$—	$661,738	$5
Mortgage-backed	933,143	—	933,143	—
State and municipal	102,436	—	101,734	702
Other	303	—	69	234

Total available for sale	1,697,625	—	1,696,684	941
Other assets:
Derivatives designated as hedging instruments	1,110	—	1,110	—
Derivatives not designated as hedging instruments	13,425	—	13,425	—
Deferred compensation assets	8,978	6,295	—	2,683

Total other assets	23,513	6,295	14,535	2,683

Total	$1,721,138	$6,295	$1,711,219	$3,624

Other liabilities:
Derivatives designated as hedging instruments	$6,979	$—	$6,979	$—
Derivatives not designated as hedging instruments	13,964	—	13,964	—

Total	$20,943	$—	$20,943	$—

December 31, 2011 (in thousands)	Total	Level 1	Level 2	Level 3
Securities available for sale:
Collateralized mortgage obligations	$365,302	$—	$365,294	$8
Mortgage-backed	823,852	—	823,852	—
State and municipal	123,308	—	121,862	1,446
Other	271	—	38	233

Total available for sale	1,312,733	—	1,311,046	1,687
Other assets:
Derivatives designated as hedging instruments	3,791	—	3,791	—
Derivatives not designated as hedging instruments	17,088	—	17,088	—
Deferred compensation assets	8,477	6,791	—	1,686

Total other assets	29,356	6,791	20,879	1,686

Total	$1,342,089	$6,791	$1,331,925	$3,373

Other liabilities:
Derivatives designated as hedging instruments	$2,317	$—	$2,317	$—
Derivatives not designated as hedging instruments	17,614	—	17,614	—

Total	$19,931	$—	$19,931	$—

There were no significant transfers between levels within the fair value hierarchy nor were there any issuances during the 12 month period ended December 31, 2012. The following table presents the reconciliation of Level 3 assets held by Citizens.

		Net Realized/Unrealized Gains (Losses)
				Recorded in
	Balance at			Other				Balance at
	December 31,	Recorded in Earnings		Comprehensive				December 31,
(in thousands)	2011	Realized (1)	Unrealized	Income (Pretax)	Purchases	Sales	Settlements	2012
Securities available for sale
Collateralized mortgage obligations	$8	$—	$—	$—	$—	$—	$(3)	$5
State and municipal	1,446	628	—	78	—	—	(1,450)	702
Other	233	13	—	(12)	—	—	—	234
Deferred compensation assets	1,686	—	—	—	1,826	(829)	—	2,683

Total	$3,373	$641	$—	$66	$1,826	$(829)	$(1,453)	$3,624

(1)	Net realized gains and losses recorded in earnings include discount accretions.

The following table includes assets measured at fair value on a nonrecurring basis that have had a fair value adjustment.

December 31, 2012	Initial Carrying	Fair Value
(in thousands)	Value	Total	Level 1	Level 2	Level 3
Impaired loans	$79,996	$25,228	$—	$—	$25,228
Commercial loans held for sale	4,985	2,672	—	—	2,672
Residential mortgage loans held for sale	706	211	—	—	211
Other real estate	4,453	1,814	—	—	1,814
Repossessed assets	2,883	1,557	—	—	1,557

Total	$93,023	$31,482	$—	$—	$31,482

The following table represents quantitative information about Level 3 fair value measurements.

	Fair Value at				Range (Weighted
(in thousands)	December 31, 2012	Valuation Technique	Unobservable Input		Average)
Securities available for sale:
Collateralized mortgage obligations	$5	Cost	None	(1)	None
State and municipal	702	Discounted Cash Flow	Liquidity Premium		2.5% - 2.5%(2.5%)
			Credit Premium		1.5% -1.7%(1.6%)
			Fail Rate		1.2% - 2.0%(1.8%)
Other	234	Discounted Cash Flow	Liquidity Premium		2.0% - 2.5%(2.5%)
			Credit Premium		2.3% - 5.5%(4.4%)
			Fail Rate		1.2% - 1.5%(1.4%)
Deferred compensation assets	2,683	Contract Value	None	(2)	None
Impaired loans	25,228	Appraisals	Loss Severity Discount		0% - 100%(69%)
Commercial loans held for sale	2,672	Appraisals	Loss Severity Discount		6% - 100%(46%)
Residential mortgage loans held for sale	211	Appraisals	Loss Severity Discount		6% - 100%(70%)
Other real estate	1,814	Appraisals	Loss Severity Discount		2% - 100%(59%)
Repossessed assets	1,557	Comparable Sales	Loss Severity Discount		46% - 46%(46%)

(1)	Carrying value approximates fair value.
(2)	Contract value approximates fair value.

The significant unobservable inputs used in the fair value measurement of Citizens’ recurring Level 3 securities are the liquidity and credit premiums and fail rate formula. A change in these inputs to a different amount would not result in a material change in fair value.

Note 11. Employee Benefit Plans

Pension and Postretirement Benefits. Citizens maintains a cash balance defined benefit pension plan. Pension retirement benefits are based on the employees’ length of service and salary levels. Under the defined benefit plan, employees are eligible for early retirement at age 55 with at least 3 years of service. It is Citizens’ policy to fund pension costs in an amount sufficient to meet or exceed the minimum funding requirements of applicable laws and regulations, plus such additional amounts as Citizens deems appropriate up to the level allowed by federal tax regulations. Actuarially determined pension costs are charged to current operations. Effective December 31, 2006, Citizens’ defined benefit pension plan was “frozen,” preserving prior earned benefits but discontinuing the accrual of further benefits. Citizens also maintains nonqualified supplemental benefit plans for certain former key employees. These plans are provided for by charges to earnings sufficient to meet the projected benefit obligation under applicable accounting standards. Benefits under the nonqualified supplemental plans are based primarily on years of service, age and compensation before retirement. The defined pension benefits provided under these plans are unfunded and any payments to plan participants are made by Citizens. Citizens’ postretirement benefit plan provides postretirement health and dental care to full-time employees who retired with eligibility for coverage based on historical plan terms. Current employees are not eligible to participate in the bank-subsidized retiree health and dental plan.

The estimated portion of balances included in accumulated other comprehensive income that have not been recognized prior to December 31 are presented below.

	Cumulative Balance at
	December 31,
(in thousands)	2012	2011
Defined Benefit Pension Plans
Prior service cost	$120	$147
Net actuarial loss	38,831	38,498

Unrecognized balance	38,951	38,645

Supplemental Pension Plans
Net actuarial loss	1,413	1,148

Unrecognized balance	1,413	1,148

Postretirement Benefit Plans
Prior service credit	(5,057)	(6,023)
Net actuarial gain	(1,582)	(1,609)

Unrecognized balance	(6,639)	(7,632)

Unrecognized net prior service credit	$(4,937)	$(5,876)
Unrecognized net actuarial loss	38,662	38,037

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit costs during 2013 are amortization of prior service credits and net losses of $0.9 million and $3.4 million, respectively.

The net actuarial gain or loss and prior service cost recognized in accumulated other comprehensive income are presented below.

	Qualified		Non-Qualified		Postretirement
December 31,	Pension Plan		Pension Plan		Health Plan		Total
(in thousands)	2012	2011	2012	2011	2012	2011	2012	2011
Net prior service credit	$—	$—	$—	$—	$—	$(4,869)	$—	$(4,869)
Net loss (gain)	4,309	8,262	372	313	(185)	148	4,496	8,723

An actuarial measurement date of December 31 was utilized in the following table to determine the projected benefit obligations, fair value of plan assets, and accumulated benefit obligation.

	Pension		Supplemental		Postretirement
	Benefits		Pension Plan		Benefits
(in thousands)	2012	2011	2012	2011	2012	2011
Change in Benefit Obligation
Projected benefit obligation, beginning of year	$79,917	$78,282	$5,472	$5,441	$2,089	$7,628
Interest cost	3,469	3,767	208	233	79	327
Participant contribution	—	—	—	—	155	403
Actuarial losses (gains)	8,034	3,951	373	313	(185)	148
Plan amendments	—	—	—	—	—	(4,869)
Curtailments	—	—	—	—	—	(571)
Benefits paid	(4,778)	(6,083)	(499)	(515)	(44)	(977)

Projected benefit obligation, end of year	$86,642	$79,917	$5,554	$5,472	$2,094	$2,089

Accumulated benefit obligation, end of year	$86,642	$79,917	$5,554	$5,472	$2,094	$2,089

Change in Plan Assets
Fair value of plan assets, beginning of year	$59,573	$65,658	$—	$—	$—	$—
Actual return on plan assets	7,949	(227)	—	—	—	—
Employer contribution	2,675	225	499	515	(111)	574
Participant contribution	—	—	—	—	155	403
Benefits paid	(4,778)	(6,083)	(499)	(515)	(44)	(977)

Fair value of plan assets, end of year	$65,419	$59,573	$—	$—	$—	$—

Reconciliation of Funded Status
Underfunded status of plan	$(21,223)	$(20,344)	$(5,554)	$(5,472)	$(2,094)	$(2,089)

Net amount recognized in the consolidated balance sheets	$(21,223)	$(20,344)	$(5,554)	$(5,472)	$(2,094)	$(2,089)

The change in projected benefit obligation for the Defined Benefit Pension Plan, is related to a decrease in the discount rate, partially offset by a small demographic gain and a decrease in the cash balance interest crediting rate. At December 31, 2012, the underfunded status of the Cash Balance Pension Plan for employees, the Supplemental Pension Plans, and the Retirement Health Plan is recognized in the consolidated balance sheet as an accrued liability. No plan assets are expected to be returned to Citizens during the year ending December 31, 2013.

Effective December 31, 2011, Citizens recognized the impact of a plan amendment based upon the implementation of a new Medicare Supplemental program for the postretirement plan participants. Additionally, this change resulted in the recognition of a curtailment benefit due to the elimination of a subsidy for a portion of the plan participants.

The components of net periodic benefit cost charged to operations each year for all plans follow.

(in thousands)	2012	2011	2010
Defined Benefit Pension Plans
Interest cost	$3,469	$3,767	$4,132
Expected return on plan assets	(4,224)	(4,083)	(4,814)
Amortization of unrecognized:
Prior service cost	26	26	26
Net actuarial loss	3,103	3,230	2,200

Net pension cost	2,374	2,940	1,544

Supplemental Pension Plans
Interest cost	208	233	264
Amortization of unrecognized:
Net actuarial loss	58	35	18

Net pension cost	266	268	282

Postretirement Benefit Plans
Interest cost	79	327	398
Curtailment gain	—	(571)	—
Amortization of unrecognized:
Prior service credit	(918)	(335)	(289)
Net actuarial gain	(180)	(143)	(199)

Net postretirement benefit cost	(1,019)	(722)	(90)

Total pension and postretirement benefit cost	1,621	2,486	1,736

Defined contribution retirement and 401(k) plans
Employer contributions	1,760	—	—

Total periodic benefit cost	$3,381	$2,486	$1,736

The assumptions used in determining the actuarial present value of the benefit obligations and the net periodic pension expense follow.

	Pension		Supplemental		Postretirement
	Benefits		Pension Plan		Benefits
	2012	2011	2012	2011	2012	2011
Assumptions used to compute projected benefit obligation
Discount rate	3.50%	4.50%	3.00%	4.00%	3.00%	4.00%

Assumptions used to compute net benefit costs
Discount rate	4.50	5.00	4.00	4.50	4.00	4.50
Expected return on plan assets	7.00	7.00	—	—	—	—

The projected benefit payments for the employee benefit plans over the next ten years follow.

	Defined Benefit	Supplemental	Postretirement	Total
(in thousands)	Pension Plan	Pension Plan	Benefit Plan	Benefits
2013	$5,058	$468	$199	$5,725
2014	5,424	457	197	6,078
2015	5,165	420	193	5,778
2016	5,257	406	188	5,851
2017	5,302	391	181	5,874
2018 to 2022	26,443	1,695	765	28,903

Total	$52,649	$3,837	$1,723	$58,209

The projected payments were calculated using the same assumptions as those used to calculate the benefit obligations listed above.

Investment Policy and Strategy. Management’s investment policy and strategy for managing defined benefit plan assets is described as growth with income. Management analyzes the potential risks and rewards associated with the asset allocation strategies on a quarterly basis. Implementation of the strategies includes regular rebalancing to the target asset allocation. The target asset allocation mix remained at 60% equities and 40% fixed income debt securities and cash equivalents during 2012. The long-term rate of return expected on plan assets is finalized after considering long-term returns in the general market, long-term returns experienced by the assets in the plan, and projected plan expenses.

The plans’ target asset allocation and the actual asset allocation at December 31, 2012 are presented below.

	Target Allocation	Actual Allocation
Asset Category:
Equity securities	60%	62%
Debt securities	34	34
Short-term pooled money fund	6	4

	100%	100%

The pension plan assets for which Citizens determines fair value include a short-term pooled money fund, equity, and fixed income securities, all of which fall into Level 2 in the fair value hierarchy at December 31, 2012. Citizens’ pension plan assets are invested solely in pooled separate account funds, which are managed by Prudential. The net asset values (NAV) are based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV’s unit price of the pooled separate accounts is not quoted on any market; however, the unit price is based on the underlying investments which are traded in an active market and are priced by independent providers. Citizens has evaluated their valuation methodologies used to develop the fair values in order to determine whether such valuations are representative of an exit price in Citizens’ principal markets. Further, Citizens has developed an internal, independent price verification function that performs testing on valuations received from third parties. There are no significant restrictions on Citizens’ ability to sell any of the investments in the pension plan.

The estimated fair values of Citizens’ pension plan assets follows.

		December 31, 2012
(in thousands)	Total	Level 1	Level 2	Level 3
Asset Category:
Short-term pooled money fund	$2,718	$—	$2,718	$—
Equity securities
Large-cap	18,306	—	18,306	—
Mid-cap	4,785	—	4,785	—
Small-cap	6,847	—	6,847	—
International equity	10,508	—	10,508	—
Fixed income securities
Intermediate term fixed	22,255	—	22,255	—

Total	$65,419	$—	$65,419	$—

Citizens contributed $2.7 million in 2012 and anticipates contributing $1.2 million in 2013 as required under current funding regulations. Citizens anticipates making a contribution of $0.5 million to the nonqualified supplemental benefit plans during 2013. In addition, Citizens expects to pay $0.2 million in contributions to the postretirement healthcare benefit plan during 2013.

Prior service pension costs for the Citizens’ Cash Balance Pension plan are amortized on a straight-line basis over average remaining service period of employees expected to receive benefits under the plan. The annual amortization for the Postretirement Benefits Plans is calculated based on the average remaining lifetime of current retired participants. For the postretirement health care benefit plan, Citizens assumed an 8.8% annual health care cost trend rate for 2012, which grades down to the ultimate trend of 5.0% by 2032. This assumption can have a significant effect on the amounts reported. A one-percentage-point change in assumed health care trend rates would have the following effects:

	One Percentage	One Percentage
(in thousands)	Point Increase	Point Decrease
Effect on total of service and interest cost components	$7	$(7)
Effect on the postretirement benefit obligation	207	(184)

Defined Contribution Retirement and 401(k) Plans. Substantially all employees are eligible to contribute a portion of their pre-tax salary to a defined contribution 401(k) savings plan. Citizens suspended the 401(k) matching funds and annual discretionary contributions during the third quarter of 2009. The Board of Directors approved the reinstatement of the 401(k) matching funds effective January 1, 2012. Contributions to the 401(k) savings plan are now matched 50% on the first 2% of salary deferred and 25% on the next 6% deferred. Under the elective contribution feature, Citizens contributed $1.8 million in 2012.

Note 12. Stock-Based Compensation

Citizens has a stock-based compensation plan authorizing the granting of incentive and nonqualified stock options, restricted stock awards, restricted stock units, and performance awards to employees and non-employee directors. A plan amendment and restatement was approved by shareholders on May 4, 2010 that increased the number of shares reserved under the plan to 2,400,000, removed the 200,000 share sublimit for grants other than stock options and made various other changes. At December 31, 2012, Citizens had 950,248 shares of common stock reserved for future issuance under the current plan.

Under the provisions of the grants made pursuant to the Stock Compensation Plan in 2012 and 2011, stock awards were divided between performance-based stock and time-based stock. The performance-based stock was measured against annual metrics over a two year period. The time-based stock will vest three years after the grant date. Once vested, these shares will remain nontransferable until the Holding Company has redeemed all or a portion of the Troubled Asset Relief Program (“TARP”) Preferred Stock issued to Treasury pursuant to the Capital Purchase Program. A prorated portion of the vested shares become transferable upon redemption of the TARP Preferred Stock based on a predefined schedule established by the Treasury.

The compensation cost for share-based awards is recognized over the requisite service period of the award. The requisite service period is presumed to be the stated vesting period or the estimated time that will be required to satisfy any performance conditions. Restricted shares are included in outstanding stock totals, and are entitled to receive dividends and have voting rights. Restricted stock units have no voting or dividend rights but have dividend equivalent rights entitling them to additional shares at the time the units are settled for common stock. There have been no options granted since 2006 and no recognized costs associated with stock options since 2009. Forfeited and expired options and forfeited shares of restricted stock become available for future grants.

The following table sets forth the total stock-based compensation expense resulting from stock options and restricted stock awards included in the Consolidated Statements of Operations.

(in thousands)	2012	2011	2010
Restricted stock compensation and restricted stock unit compensation	$3,737	$3,160	$2,193
Income tax benefit	(1,308)	(1,106)	(768)

Total stock-based compensation expense after income taxes	$2,429	$2,054	$1,425

New shares are issued when stock options are exercised. There were no stock options exercised during the years ended December 31, 2012, 2011, and 2010. Citizens presents excess tax benefits from the exercise of stock options, if any, as financing cash inflows and as operating cash outflows on the Consolidated Statements of Cash Flows.

The following table summarizes stock option activity.

	Options
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at January 1, 2010	306,675	$262.20
Forfeitures or Expirations	(78,366)	234.10

Outstanding at December 31, 2010	228,309	271.80
Forfeitures or Expirations	(53,305)	242.38

Outstanding at December 31, 2011	175,004	279.35
Forfeitures or Expirations	(57,794)	284.22

Outstanding at December 31, 2012	117,210	$276.94	1.0	$—

Exercisable	117,210	$276.94	1.0	$—

There were no stock options vested during 2012 and 2011. The fair value of options vested during 2010 was less than $0.1 million.

As of December 31, 2012, $5.7 million of total unrecognized compensation cost related to restricted stock is expected to be recognized over a weighted average period of 1.6 years.

The following table summarizes restricted stock activity.

	Number of Shares	Weighted-Average Per Share Grant Date Fair Value
Restricted stock at January 1, 2010	61,876	$63.50
Granted	309,260	11.70
Vested	(30,729)	66.20
Forfeited	(29,407)	18.80

Restricted stock at December 31, 2010	311,000	13.30

Granted	594,620	8.05
Vested	(35,802)	24.46
Forfeited	(43,849)	11.36

Restricted stock at December 31, 2011	825,969	9.27

Granted	305,174	16.88
Vested	(86,685)	11.78
Forfeited	(40,494)	11.57

Restricted stock at December 31, 2012 (1)	1,003,964	$11.27

(1)	Includes 75,814 vested shares under restriction prohibiting sale until conditions are met, including two years from grant date and certain TARP payments are made.

The total fair value of restricted stock vested during 2012 was $1.4 million and $0.3 million for 2011 and 2010.

Note 13. Income Taxes

Significant components of income taxes from continuing operations are as follows.

(in thousands)	2012	2011	2010
Current tax (benefit) expense:
Federal	$10,899	$(12,750)	$12,337
State	(64)	(167)	(67)

Total current tax expense (benefit)	10,835	(12,917)	12,270
Deferred tax benefit	(10,974)	(25,911)	(52,009)
Valuation allowance	(272,870)	18,570	52,597

Total income tax (benefit) provision	$(273,009)	$(20,258)	$12,858

Generally, the calculation for the income tax provision (benefit) does not consider the tax effects of changes in OCI, which is a component of shareholders’ equity on the balance sheet. However, an exception is provided in certain circumstances, such as when there is a pre-tax loss from continuing operations and income in other components of the financial statements. In such a case, pre-tax income from other categories (such as changes in OCI) is included in the calculation of the continuing operations tax provision. For 2011, this resulted in an increase to the income tax benefit of $7.7 million.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Citizens’ deferred tax assets and liabilities as of December 31, 2012 and 2011 follow.

	December 31,
(in thousands)	2012	2011
Deferred tax assets:
Allowance for loan losses and other credit losses	$49,970	$72,843
Accrued postemployment benefits other than pensions	3,535	3,853
Deferred compensation	3,950	4,260
Accrued expenses	5,602	4,906
Loss carryforwards	220,481	231,616
Tax credit carryforwards	13,819	2,820
Minimum pension liability	12,835	11,992
Purchase accounting adjustments	2,215	4,032
Other deferred tax assets	5,180	7,620

Deferred tax assets	317,587	343,942

Deferred tax liabilities:
Pension	7,557	7,437
Basis difference in FHLB stock	2,668	2,663
Tax deductible goodwill	15,253	14,933
Unrealized gains on securities and derivatives	18,192	21,330
Other deferred tax liabilities	1,026	1,028

Deferred tax liabilities	44,696	47,391

Net deferred tax assets	272,891	296,551
Valuation allowance	—	(311,484)

Net deferred tax asset (liabilities)	$272,891	$(14,933)

At December 31, 2012, the carrying values of certain loss carryforwards include a cumulative reduction of $39.1 million to reflect their estimated realizability at year end. This adjustment was required due to limitations imposed by Section 382 of the Internal Revenue Code as further discussed below.

At December 31, 2012, taking into account the above noted reduction, Citizens had gross federal loss carryforwards of $618.0 million that expire in 2028 through 2032, gross state loss carryforwards of $81.8 million that expire in 2014 through 2027, and $13.6 million of federal alternative minimum tax credits with an indefinite life. The gross loss carryforward contains $0.2 million that relates to unrealized excess benefits on stock-based compensation for which a tax benefit will be recorded to shareholders’ equity when utilized.

In assessing whether or not some or all of our deferred tax assets are more likely than not to be realized in the future, we consider all available positive and negative evidence, including projected future taxable income, tax planning strategies and recent financial operations. Based on an evaluation of the then-available positive and negative evidence, Citizens determined it was appropriate to establish a full valuation allowance on our deferred tax asset as of December 31, 2008. At that time, and in subsequent quarters, negative evidence, including a recent cumulative history of operating losses, outweighed the positive evidence.

However, at June 30, 2012, the positive evidence outweighed the negative evidence and Citizens determined that a deferred tax asset valuation allowance was no longer necessary. The significant positive evidence in our analysis included: five consecutive quarters of profitability, termination of the written agreement with our primary regulators, improved capital levels, solid credit metrics, strong deposit mix, reduced regulatory risk, and a stabilizing economy.

At December 31, 2012, the positive evidence above including, now, seven consecutive quarters of profitability, continues to exist and outweigh the negative evidence. Therefore, management has determined that no valuation allowance is necessary at December 31, 2012.

The deferred tax assets continue to be analyzed quarterly for changes affecting realizability and the valuation allowance may be adjusted in future periods accordingly. The ultimate realization of these deferred tax assets is primarily dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Changes in existing tax laws could also affect actual tax results and the valuation of deferred tax assets over time. The accounting for deferred taxes is based on an estimate of future results. Differences between anticipated and actual outcomes of these future tax consequences could have an impact on Citizens’ consolidated results of operations or financial position.

During 2009, Citizens incurred an ownership change within the meaning of Section 382 of the Internal Revenue Code. As a result, federal tax law places an annual limitation of approximately $17.7 million on the amount of certain loss carryforwards that may be used.

Citizens’ effective tax rate differs from the statutory federal tax rate. The following is a summary of such differences:

(in thousands)	2012	2011	2010
Tax at federal statutory rate (35%) applied to income before income taxes	$34,743	$(4,757)	$(96,686)
Increase (decrease) in taxes resulting from:
Tax method change	—	(12,794)	—
Tax-exempt income	(3,769)	(4,531)	(6,387)
Officers life insurance	(1,479)	(1,474)	(1,277)
Section 382 limitations	6,344	—	—
Change in valuation allowance	(311,484)	2,381	112,821
Other	2,636	917	4,387

Total income tax (benefit) provision	$(273,009)	$(20,258)	$12,858

In December 2010, Citizens filed a request with the Internal Revenue Service (“IRS”) to change its tax accounting method related to bad debts. The IRS approved the request in June 2011, which allowed Citizens to change its current method of recording tax bad debts from the book conformity method to a new specific charge-off method.

A reconciliation of the beginning and ending amount of unrecognized tax benefits follows.

(in thousands)	2012	2011	2010
Balance at January 1	$243	$326	$1,522
Additions based on tax positions related to the current year	—	—	—
Reductions for tax positions of prior years	—	—	(430)
Reductions due to the statute of limitations	(84)	(83)	(766)
Settlements	—	—	—

Balance at December 31	$159	$243	$326

The entire amount of unrecognized tax benefits would affect Citizens’ effective tax rate if recognized. It is Citizens’ policy to recognize interest and penalties accrued relative to unrecognized tax benefits in its respective federal or state income tax accounts. Accrued interest was $0.1 million as of December 31, 2012 and 2011. Citizens accrued no interest in 2012 and recognized $0.1 million benefit of interest in 2011. Citizens does not believe it is reasonably possible that unrecognized tax benefits will significantly change within the next 12 months.

During 2010, Citizens settled its 2006 through 2008 federal examinations and recognized a tax benefit of $0.5 million.

Citizens and its subsidiary file U.S. federal income tax returns, as well as various returns in the states where its banking offices are located. The following tax years remain subject to examination as of December 31, 2012.

Jurisdiction	Tax Years
Federal	2009 - 2012
State	2008 - 2012

Note 14. Shareholders’ Equity and Earnings Per Common Share

On June 14, 2011, Citizens announced a 1-for-10 reverse stock split of Citizens common stock effective after the close of trading on July 1, 2011. Citizens common stock began trading on a split adjusted basis on The NASDAQ Capital Market at the opening of trading on July 5, 2011. All share and per share amounts reflect the 1-for-10 reverse stock split.

In connection with the reverse stock split, stockholders received one new share of common stock in exchange for every ten shares held at the effective time. The reverse stock split reduced the number of shares of outstanding common stock from approximately 397.8 million to 39.8 million. The number of authorized shares of common stock was reduced from 1.05 billion to 105.0 million. Proportional adjustments were made to Citizens’ outstanding options, warrants and other securities entitling their holders to purchase or receive shares of Citizens common stock so that the reverse stock split did not materially affect any of the rights of holders of those securities. The number of shares available under Citizens’ equity-based plans was also proportionately reduced.

During the first quarter of 2010, Citizens suspended quarterly cash dividend payments on its fixed-rate cumulative perpetual preferred stock, TARP Preferred Stock, issued to and owned by the U.S. Department of the Treasury as part of the Treasury’s Capital Purchase Program. Citizens has both the intent and ability in the future to pay these dividends and therefore accrues for this obligation. Citizens is currently in arrears in the amount of $48.5 million and $31.5 million with the dividend payments on the TARP Preferred Stock as of December 31, 2012 and 2011, respectively.

On December 12, 2008, Citizens issued 300,000 shares of TARP Preferred Stock to the Treasury as part of the Treasury’s Capital Purchase Program. In addition, Citizens issued a ten-year warrant to the Treasury to purchase up to 1,757,813 shares of Citizens’ common stock, no par value at an exercise price of $25.60 per share. The aggregate proceeds from the transaction were $300.0 million. The TARP Preferred Stock has no par value, carries a liquidation price of $1,000 per share, and pays cumulative dividends at a rate of 5% per year for the first five years and 9% per year thereafter. Citizens may redeem the preferred stock at the liquidation price plus accrued and unpaid dividends. Citizens is accreting the book value of the preferred stock issued under the TARP using the effective interest method up to the par value of $300 million. The preferred shares are non-voting, other than class voting rights on matters that could adversely affect the shares. The preferred shares qualify as Tier 1 capital. The warrant is immediately exercisable, qualifies as Tier 1 capital and expires in December 2018.

Earnings per common share is computed using the two-class method. Basic earnings per common share is computed by dividing net income allocated to common shareholders by the weighted average number of common shares outstanding, excluding outstanding participating securities. Participating securities include restricted stock awards because holders of these awards have the right to receive non-forfeitable dividends at the same rate as holders of common stock and have voting rights. Diluted earnings per common share is computed based on the weighted average number of common shares outstanding including the dilutive effect of stock-based compensation. Potential common stock that would be generated from restrictions lapsing on unvested shares as well as additional shares issued through the exercise of stock options and warrant were anti-dilutive and therefore excluded from the computation of dilutive earnings per share.

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations follows.

(in thousands, except per share amounts)	2012	2011	2010
Numerator:
Income (loss) from continuing operations	$372,275	$6,667	$(289,104)
Loss from discontinued operations (net of income tax)	—	—	(3,821)

Net income (loss)	372,275	6,667	(292,925)
Dividend on redeemable preferred stock	(24,347)	(22,985)	(21,685)

Income (loss) attributable to common shareholders	347,928	(16,318)	(314,610)
Net income allocated to participating securities	8,134	—	—

Net income after allocation to participating securities	$339,794	$(16,318)	$(314,610)

Denominator:
Weighted average shares outstanding	40,420	40,053	39,615
Less: participating securities included in weighted average shares outstanding	(945)	(631)	(223)

Weighted average shares outstanding for basic and dilutive earnings per common share	39,475	39,422	39,392

Basic income (loss) per common share from continuing operations	$8.61	$(0.41)	$(7.89)
Diluted income (loss) per common share from continuing operations	8.61	(0.41)	(7.89)

Basic loss per common share from discontinued operations	$—	$—	$(0.10)
Diluted loss per common share from discontinued operations	—	—	(0.10)

Basic income (loss) per common share	$8.61	$(0.41)	$(7.99)
Diluted income (loss) per common share	8.61	(0.41)	(7.99)

Stock Repurchase Program: Citizens purchased shares under a board approved stock repurchase program initiated in October 2003. This program authorizes Citizens to repurchase up to 300,000 shares. 124,115 shares remain available for repurchase under the program. There were no shares purchased under this plan in 2010, 2011, or 2012. Shares deemed purchased in connection with the exercise of certain employee stock options and the vesting of certain share awards were not part of the repurchase program. In 2012 and 2011, Citizens purchased 26,707 and 1,684 shares, respectively, primarily in connection with taxes due from employees as a result of the vesting of certain share awards.

The components of accumulated other comprehensive income (loss), net of tax, are presented below.

(in thousands)	Net unrealized gain (loss) on investments	Net unrealized gain (loss) on derivative instruments	Pension and post-retirement	Total
Balance at January 1, 2010	$10,593	$13,089	$(30,775)	$(7,093)
Other comprehensive income (loss):
Net unrealized gain on securities available for sale net of tax effect of $1,715	5,585	—	—	5,585
Reclassification adjustment for net gain on securities included in net income	(13,896)	—	—	(13,896)
Net unrealized gain on securities transferred from available for sale to held to maturity, net of tax effect of ($912)	1,693	—	—	1,693
Amortization of unrealized loss on securities transferred from available for sale to held to maturity, net of tax effect of $6	(12)	—	—	(12)
Net unrealized loss on qualifying cash flow hedges	—	(5,721)	—	(5,721)
Net change in unrecognized pension and postretirement costs	—	—	(712)	(712)

Other comprehensive loss total	(6,630)	(5,721)	(712)	(13,063)

Balance at December 31, 2010	$3,963	$7,368	$(31,487)	$(20,156)

Other comprehensive income (loss):
Net unrealized gain on securities available for sale net of tax effect of ($5,520)	10,349	—	—	10,349
Net unrealized gain on securities transferred from available for sale to held to maturity, net of tax effect of ($6,479)	12,032	—	—	12,032
Amortization of unrealized loss on securities transferred from available for sale to held to maturity, net of tax effect of $1,365	(2,535)	—	—	(2,535)
Net unrealized loss on qualifying cash flow hedges, net of tax effect of $2,603	—	(4,834)	—	(4,834)
Net change in unrecognized pension and postretirement costs, net of tax effect of $364	—	—	(676)	(676)

Other comprehensive income (loss) total	19,846	(4,834)	(676)	14,336

Balance at December 31, 2011	$23,809	$2,534	$(32,163)	$(5,820)

(in thousands)	Net unrealized gain (loss) on investments	Net unrealized gain (loss) on derivative instruments	Pension and post-retirement	Total
Other comprehensive income (loss):
Net unrealized gain on securities available for sale net of tax effect of ($2,059)	3,824	—	—	3,824
Amortization of unrealized loss on securities transferred from available for sale to held to maturity, net of tax effect of $2,524	(4,687)	—	—	(4,687)
Net unrealized loss on qualifying cash flow hedges, net of tax effect of $2,674	—	(4,966)	—	(4,966)
Net change in unrecognized pension and postretirement costs, net of tax effect of $842	—	—	(1,564)	(1,564)

Other comprehensive income (loss) total	(863)	(4,966)	(1,564)	(7,393)

Balance at December 31, 2012	$22,946	$(2,432)	$(33,727)	$(13,213)

Note 15. Lines of Business

The financial performance of Citizens is monitored by an internal profitability measurement system, which provides line of business results and key performance measures. The profitability measurement system is based on internal management methodologies designed to produce consistent results and reflect the underlying economics of the businesses. The development and application of these methodologies is a dynamic process. Accordingly, these measurement tools and assumptions may be revised periodically to reflect methodology, product, and/or management organizational changes. Further, these policies measure financial results that support the strategic objectives and internal organizational structure of Citizens. Consequently, the information presented is not necessarily comparable with similar information for other institutions.

A description of each business line, selected financial performance and the methodologies used to measure financial performance are presented below.

•

Regional Banking - Regional Banking provides a wide range of lending, depository, and other related financial services to both individual consumers and businesses. The products and services offered to consumer clients include: direct loans, home equity loans and lines of credit, checking, savings and money market accounts, certificates of deposit, and fixed and variable annuities, as well as private banking services for affluent clients. Citizens partners with outside providers to offer consumer clients the availability of nationwide ATM, debit, and credit card networks as well as mortgage origination services. The transaction-based income and expense associated with these services are included in Regional Banking. The products and services offered to commercial and industrial clients include: term loans, revolving credit arrangements, inventory and accounts receivable financing, commercial mortgages, letters of credit, and small business loans. Noncredit services for commercial clients include deposit accounts, treasury management, corporate cash management, international banking services, advice and assistance in the placement of securities, and financial planning. Brokerage and insurance delivers retail mutual funds, other securities, variable and fixed annuities, personal disability and life insurance products and discounted brokerage services.

•

Specialty Consumer - Specialty Consumer includes the indirect consumer and the residential mortgage portfolios. The indirect lending team partners with dealerships mostly across the Midwest and adjacent states to provide primarily marine and recreational vehicle loans to consumers. As nearly all of new mortgage volume is originated through the Regional Banking delivery channel and sold into the secondary market, the residential mortgage loan portfolio residing in Specialty Consumer consists primarily of historical loan production as well as the minimal new production that is retained.

•

Specialty Commercial - Specialty Commercial provides a full range of lending, depository, and related financial services to commercial real estate developers, owners of multi-unit commercial properties, and middle-market companies. Products and services offered include commercial mortgages, term loans, revolving credit arrangements, letters of credit, inventory and accounts receivable financing, and leveraged cash flow lending. Noncredit services for these customers include deposit accounts, treasury management, corporate cash management, international banking services, advice and assistance in the placement of securities, and financial planning.

•

Wealth Management - Wealth Management offers a broad array of asset management, financial planning, estate settlement and trust administration, credit and deposit products and services. Retirement plan services focus on investment management and fiduciary activities with special emphasis on 401(k) plans.

•

Other - The Other line of business includes activities that are not directly attributable to one of the primary business lines. Included in this category are the Holding Company; shared services unit; Citizens’ treasury unit, including the securities portfolio, short-term borrowing and asset/liability management activities; inter-company eliminations; and the economic impact of certain assets, capital and support functions not specifically identifiable with the four primary lines of business.

The accounting policies of the individual business units are the same as those of Citizens described in Note 1 to the Consolidated Financial Statements. Funds transfer pricing is used in the determination of net interest income by assigning a cost for funds used or credit for funds provided to assets and liabilities within each business unit. Assets and liabilities are match-funded based on their maturity, prepayment and/or repricing characteristics. As a result, the Regional Banking, Specialty Consumer, Specialty Commercial, and Wealth Management units are largely insulated from changes in interest rates. Changes in net interest income due to changes in interest rates are reported in Citizens’ treasury unit. The provision for loan losses is allocated based upon the actual net charge-offs of each respective line of business, adjusted for loan growth and changes in risk profile. Noninterest income and expenses directly attributable to a line of business are assigned to that business. Expenses for centrally provided services are allocated to the business lines as follows: product processing and technology expenditures are allocated based on standard unit costs applied to actual volume measurements; corporate overhead is allocated based on the ratio of either a line of business’ aggregate balance sheet accounts or FTE resources as a percentage of applicable business lines. There are no significant intersegmental revenues. Selected segment information is included in the following table.

Line of Business Information

(in thousands)	Regional Banking	Specialty Consumer	Specialty Commercial	Wealth Mgmt	Other	Total
Earnings Summary - 2012
Net interest income (loss) (taxable equivalent)	$208,880	$37,059	$65,042	$116	$(4,250)	$306,847
Provision for loan losses	26,836	13,640	(17,272)	—	—	23,204

Net interest income (loss) after provision	182,044	23,419	82,314	116	(4,250)	283,643
Noninterest income	68,440	677	2,640	14,602	5,961	92,320
Noninterest expense	201,691	17,181	12,551	9,858	29,341	270,622

Income (loss) before income taxes	48,793	6,915	72,403	4,860	(27,630)	105,341
Income tax expense (benefit) (taxable equivalent)	17,077	2,420	25,341	1,700	(313,472)	(266,934)

Net income	31,716	4,495	47,062	3,160	285,842	372,275
Average assets (in millions)	$2,984	$1,581	$1,214	$22	$3,769	$9,570

Earnings Summary - 2011
Net interest income (taxable equivalent)	$216,660	$37,596	$48,806	$458	$17,071	$320,591
Provision for loan losses	69,389	28,076	41,343	—	—	138,808

Net interest income after provision	147,271	9,520	7,463	458	17,071	181,783
Noninterest income	71,006	1,486	4,272	15,102	3,391	95,257
Noninterest expense	217,207	18,438	15,843	10,042	21,620	283,150

Income (loss) before income taxes	1,070	(7,432)	(4,108)	5,518	(1,158)	(6,110)
Income tax expense (benefit) (taxable equivalent)	375	(2,601)	(1,438)	1,931	(11,044)	(12,777)

Net income (loss)	$695	$(4,831)	$(2,670)	$3,587	$9,886	$6,667

Average assets (in millions)	$3,273	$1,636	$1,089	$18	$3,654	$9,670

Earnings Summary - 2010
Net interest income (loss) (taxable equivalent)	$256,029	$35,959	$62,364	$637	$(15,343)	$339,646
Provision for loan losses	122,921	84,842	185,119	—	—	392,882

Net interest income (loss) after provision	133,108	(48,883)	(122,755)	637	(15,343)	(53,236)
Noninterest income	70,433	(2,021)	(13,321)	15,660	23,908	94,659
Noninterest expense	211,086	18,814	15,996	12,119	49,072	307,087

Income (loss) before income taxes	(7,545)	(69,718)	(152,072)	4,178	(40,507)	(265,664)
Income tax expense (benefit) (taxable equivalent)	(2,641)	(24,402)	(53,225)	1,462	102,246	23,440

Net income (loss) from continuing operations	(4,904)	(45,316)	(98,847)	2,716	(142,753)	(289,104)
Income (loss) from discontinued operations	858	(129)	175	95	(4,820)	(3,821)

Net income (loss)	$(4,046)	$(45,445)	$(98,672)	$2,811	$(147,573)	$(292,925)

Average assets (in millions)	$4,091	$1,807	$1,552	$15	$3,641	$11,106

Note 16. Commitments, Contingent Liabilities and Guarantees

Commitments. The Consolidated Financial Statements do not reflect various loan commitments (unfunded loans and unused lines of credit) and letters of credit originated in the normal course of business. Loan commitments are made to accommodate the financial needs of clients. Generally, new loan commitments do not extend beyond 90 days and unused lines of credit are reviewed at least annually. Letters of credit guarantee future payment of client financial obligations to third parties. They are normally issued for services provided or to facilitate the shipment of goods, and generally expire within one year. Both arrangements have essentially the same level of credit risk as that associated with extending loans to clients and are subject to Citizens’ normal credit policies. Inasmuch as these arrangements generally have fixed expiration dates or other termination clauses, most expire unfunded and do not necessarily represent future liquidity requirements. Collateral is obtained based on management’s assessment of the client and may include receivables, inventories, real property and equipment.

Amounts available to clients under loan commitments and letters of credit follow.

	December 31,
(in thousands)	2012	2011
Loan commitments and letters of credit:
Commitments to extend credit	$961,419	$932,435
Asset-based lending participations	104,518	151,194
Financial standby letters of credit	88,550	125,401
Performance standby letters of credit	1,756	3,571
Deferred standby letter of credit fees	708	1,123

At December 31, 2012 and December 31, 2011, a liability of $1.9 million was recorded for probable losses on commitments to extend credit. In accordance with applicable accounting standards related to guarantees, Citizens defers fees collected in connection with the issuance of standby letters of credit. The fees are then recognized in income proportionately over the life of the standby letter of credit agreement.

Contingent Liabilities and Guarantees: Citizens and its subsidiary are parties to litigation arising in the ordinary course of business. Management believes that the aggregate liability, if any, resulting from these proceedings would not have a material effect on Citizens’ consolidated financial position or results of operations. Citizens has performance obligations upon the occurrence of certain events under financial guarantees provided in certain contractual arrangements.

Prior to June 2008, when Citizens sold its residential mortgage originations to several secondary market participants, it made various standard representations and warranties. The specific representations and warranties made by Citizens depended on the nature of the transaction and the requirements of the buyer. In the event of a breach of the representations and warranties, Citizens may be required to either repurchase the mortgage loans (generally at unpaid principal balance plus accrued interest) with the identified defects or indemnify the investor. During both 2012 and 2011, Citizens repurchased $6.2 million and $2.2 million of loans, respectively, pursuant to such provisions. Citizens recorded $6.4 million and $4.3 million in 2012 and 2011, respectively, in Other Expense on the Consolidated Statements of Operations related to repurchasing or indemnifying such loans.

Purchase Obligations: Citizens has entered into contracts for the supply of current and future services incurred in the ordinary course of business, such as data processing and certain property management functions. Citizens often purchases services from vendors under agreements that typically can be terminated on a periodic basis.

Change in Control Agreements: Citizens has change in control agreements with certain executive officers. Under these agreements, each covered person could receive, upon the effectiveness of a change in control, up to two times (or in the case of the CEO, three times) (i) his or her base compensation plus (ii) up to two times (or in the case of the CEO, three times) the average of the annual bonuses paid to the executive in the last three years. Additionally, subject to certain conditions, each covered person’s medical and dental insurance benefits will continue for up to eighteen months after the termination and all long-term incentive awards will immediately vest. The provisions of the Emergency Economic Stabilization Act (“EESA”) and American Recovery and Reinvestment Act of 2009 (“ARRA”), and Treasury regulations promulgated thereunder, limit Citizens’ ability to make payments under these agreements while the preferred stock issued to Treasury remains outstanding.

Note 17. Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

Citizens is exposed to certain risks arising from both its business operations and economic conditions. Citizens manages economic risks, including interest rate, liquidity, and credit risk, primarily through the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments. Specifically, Citizens enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Citizens’ derivative financial instruments are used to manage differences in the amount, timing, and duration of its known or expected cash receipts and cash payments principally related to certain variable-rate loan assets and fixed and floating rate liabilities. When entering into an interest rate swap, Citizens and a counterparty agree to exchange cash flows based on a specified notional amount multiplied by an interest rate. Typically Citizens will pay a fixed rate and receive a floating rate (or vice versa), though paying one floating rate and receiving another is possible. In all cases the underlying notional amount is not exchanged. When Citizens purchases an interest rate cap, it receives variable-rate amounts from a counterparty if a specific interest rate index rises above the strike rate on the contract in exchange for an upfront premium.

Fair Values of Derivative Instruments on the Consolidated Balance Sheets

The table below presents the fair value of Citizens’ derivative financial instruments as well as their classification on the Consolidated Balance Sheets.

	Other Assets		Other Liabilities
(in thousands)	2012	2011	2012	2011
Derivatives designated as hedging instruments Interest rate products	$1,110	$3,791	$6,979	$2,317
Derivatives not designated as hedging instruments Interest rate products	13,425	17,088	13,964	17,614

Total derivatives	$14,535	$20,879	$20,943	$19,931

Cash Flow Hedges of Interest Rate Risk

Citizens’ objectives in using cash flow hedges is to add stability to net interest income through managing its income exposure to changes in market interest rates. To accomplish this objective, Citizens uses interest rate caps and swaps as part of its interest rate risk management strategy. Citizens had twelve interest rate caps and swaps with an aggregate notional amount of $385.0 million at December 31, 2012 and December 31, 2011 that were designated as cash flow hedges of interest rate risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The net unrealized loss in accumulated other comprehensive income related to the effective portion of the changes of the fair value of derivatives was $11.2 million and $3.6 million at December 31, 2012 and December 31, 2011, respectively. During 2012 and 2011, such derivatives were used to hedge the variable cash inflows and outflows associated with existing pools of prime and LIBOR-based loan assets and liabilities. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. No hedge ineffectiveness was recognized during 2012 and 2011.

Amounts reported in accumulated other comprehensive income related to derivatives are reclassified to interest income as interest payments are received on Citizens’ variable-rate assets. During the years ended December 31, 2012 and 2011, Citizens accelerated the reclassification of unrealized gains in accumulated other comprehensive income of less than $0.1 million and $0.7 million, respectively, to earnings as a result of the hedged forecasted transactions becoming probable not to occur. During the next twelve months, Citizens estimates that $2.7 million will be reclassified as an increase to interest expense and there will be no reclassification to interest income.

The following tables summarize the impact of cash flow hedges on the Consolidated Financial Statements.

	Derivative Impact on OCI (loss) gain					Derivative Ineffectiveness gain
Derivatives Relationship (in thousands)	Recognized in OCI		Location Reclassified in Statement of Operations	Reclassified from Accumulated OCI into Statement of Operations		Location Recognized in Statement of Operations	Amount
	2012	2011		2012	2011		2012	2011
Cash flow hedges:
			Interest income	$406	$2,532
			Interest expense	(2,505)	—
Interest rate products	$(9,732)	$(4,171)	Other income	6	735	Other income	$—	$—

Total	$(9,732)	$(4,171)		$(2,093)	$3,267		$—	$—

Fair Value Hedges of Interest Rate Risk

Citizens is exposed to changes in the fair value of certain of its fixed-rate assets and liabilities due to changes in market interest rates. Citizens utilizes derivatives designated as fair value hedges to mitigate this market value risk. As of December 31, 2012 and 2011, Citizens does not have any transactions designated as fair value hedges.

For derivatives that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in earnings. Citizens includes the gain or loss on the hedged items in the same line item in the Statement of Operations as the offsetting loss or gain on the related derivatives. During the year ended December 31, 2012, Citizens did not recognize any gains in interest expense related to hedge ineffectiveness. Citizens recognized gains of $0.7 million in interest expense related to hedge ineffectiveness for the year ended December 31, 2011. Citizens recognized no net reduction to interest expense during the year ended December 31, 2012. Citizens recognized a net reduction to interest expense of $0.9 million for the year ended December 31, 2011, which includes net settlements on the derivatives and any amortization adjustment in the basis of the hedged items. In addition, during the years ended December 31, 2012 and 2011, Citizens recognized a net reduction to interest expense of $0.6 million and $0.8 million, respectively, related to the amortization adjustment of the basis in the hedged items that were in a hedging relationship with hedges that were terminated.

The following table summarizes the impact of fair value hedges on the Consolidated Financial Statements.

	Derivative Contract Loss			Hedged Item Gain
Derivatives Relationship (in thousands)	Location in Statement of Operations	2012	2011	Location in Statement of Operations	2012	2011
Fair value hedges:
Interest rate products	Interest expense	$—	$(1,107)	Interest expense	$—	$1,818

Derivatives Not Designated as Hedges

Citizens does not use derivatives for trading or speculative purposes and does not use credit derivatives for any purpose. Derivatives not designated as hedges are used to manage Citizens’ exposure to interest rate movements and other identified risks but do not satisfy the conditions for hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. Additionally, Citizens holds interest rate derivatives, including interest rate swaps and option products, resulting from a service Citizens provides to certain clients. Citizens executes interest rate derivatives with commercial banking clients to facilitate their respective risk management strategies. Those derivatives are simultaneously hedged by offsetting derivatives that Citizens executes with a third party, such that Citizens minimizes its net risk exposure resulting from such transactions. As of December 31, 2012 and 2011, Citizens had 134 derivative transactions with an aggregate notional amount of $523.4 million and 156 derivative transactions with an aggregate notional amount of $527.4 million, respectively, related to this program.

The following table summarizes the impact of derivatives not designated as hedges on the Consolidated Financial Statements.

		Amount of Loss Recognized in Statement of Operations
Derivatives Relationship (in thousands)	Location of (Loss) Gain Recognized in Statement of Operations	2012	2011
Derivatives not designated as hedges Interest rate products	Other income	$(12)	$(412)

Credit-Risk Related Contingent Features

Citizens has agreements with its derivative counterparties that contain a provision where if Citizens defaults on any of its indebtedness, including a default where repayment of the indebtedness has not been accelerated by the lender, then it could also be declared in default on its derivative obligations. Citizens also has agreements with certain of its derivative counterparties that contain a provision where if it fails to maintain its status as a well or adequately capitalized institution, then the counterparty could terminate the derivative positions and Citizens would be required to settle its obligations under the agreements.

As of December 31, 2012, the fair value of derivatives in a net liability position with all counterparties, which includes accrued interest, but excludes any adjustment for nonperformance risk related to these agreements was $19.8 million. As of December 31, 2012, Citizens had minimum collateral posting with its derivative counterparties and assigned collateral of $28.6 million. If credit risk related contingent features underlying these agreements had been triggered as of December 31, 2012, Citizens would not have been required to pledge additional collateral.

In addition, if Citizens’ credit rating is reduced below investment grade, then a termination event is deemed to have occurred with one of its counterparties and the counterparty has the right to terminate all affected transactions under the related agreement. Citizens has breached these provisions with respect to a Moody’s rating below investment grade at August 6, 2009 and may be required to settle its obligations under the agreement at the termination value. Citizens may be required to pay additional amounts due in excess of amounts previously posted as collateral. As of December 31, 2012, the termination value approximated $5.2 million.

Citizens does not offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against recognized fair value amounts of derivatives executed with the same counterparty under a master netting agreement. Citizens has the right to reclaim collateral assigned of $28.6 million.

Note 18. Regulatory Matters

Citizens Bank is required to maintain a combination of cash on hand and non-interest-bearing deposits with the Federal Reserve Bank (“FRB”) to meet regulatory reserve requirements. These reserve balances vary depending upon the level of client deposits. During 2012 and 2011, the average reserve balances were $72.9 million and $37.0 million, respectively.

Citizens Bank is also subject to statutory limitations on extensions of credit to members of the affiliate group. Generally, extensions of credit are limited to 10% to any one affiliate and 20% in aggregate to all affiliates of a subsidiary bank’s capital and surplus (net assets) as defined.

The principal source of cash flows for the Holding Company is dividends from the Bank. The Bank is a state chartered financial institution. Banking regulations limit the amount of dividends the Bank may declare to the Holding Company in any calendar year. The Bank’s dividends may not exceed the retained net profit, as defined, of that year plus the retained net profit of the preceding two years, unless prior regulatory approval is obtained.

During 2010, in consultation with the Federal Reserve Bank of Chicago as required by regulatory policy, Citizens decided to defer regularly scheduled quarterly interest payments on its outstanding junior subordinated debentures relating to its two trust preferred securities and to suspend quarterly cash dividend payments on its TARP Preferred Stock issued to Treasury under its Capital Purchase Program. During the fourth quarter of 2012 Citizens began paying interest on the 2003 Debenture held by its Statutory Trust I including deferred interest and interest accrued on the deferred interest. During the first quarter of 2013 Citizens will begin paying interest on it’s the 2006 Debenture held by its Citizens Funding Trust I including paying all previously deferred interest and interest accrued on the deferred interest. Citizens will resume paying on the normal quarterly payment dates going forward. Dividends for Citizens TARP Preferred Stock, including deferred dividends are expected to be paid as part of the completion of a merger with FirstMerit Corporation.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital to risk-weighted assets (as defined in the regulations), and of Tier 1 capital to average assets (as defined). As of December 31, 2012, the Bank met all applicable capital adequacy requirements.

As of December 31, 2012, the Bank’s and the Holding Company’s capital ratios exceeded well capitalized levels under the regulatory framework for prompt corrective action. The table below sets forth the Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios for the Holding Company and the Bank. There are no conditions or events since December 31, 2012 that management believes would cause Citizens to fall below the well capitalized level.

	Actual		Adequately Capitalized			Well Capitalized
(in thousands)	Amount	Ratio	Amount		Ratio	Amount		Ratio
Citizens Republic Bancorp
As of December 31, 2012:
Total Capital to risk weighted assets (1)	$963,901	17.0%	$454,343	≥	8.0%	$567,929	≥	10.0%
Tier 1 Capital to risk weighted assets (1)	892,394	15.7	227,171	≥	4.0	340,757	≥	6.0
Tier 1 Leverage (2)	892,394	10.0	358,663	≥	4.0	448,329	≥	5.0
As of December 31, 2011:
Total Capital to risk weighted assets (1)	$849,605	14.8%	$457,867	≥	8.0%	$572,333	≥	10.0%
Tier 1 Capital to risk weighted assets (1)	773,337	13.5	228,933	≥	4.0	343,400	≥	6.0
Tier 1 Leverage (2)	773,337	8.4	366,145	≥	4.0	457,682	≥	5.0
Citizens Bank
As of December 31, 2012:
Total Capital to risk weighted assets (1)	$962,974	17.0%	$454,032	≥	8.0%	$567,541	≥	10.0%
Tier 1 Capital to risk weighted assets (1)	891,521	15.7	227,016	≥	4.0	340,524	≥	6.0
Tier 1 Leverage (2)	891,521	10.0	358,233	≥	4.0	447,791	≥	5.0
As of December 31, 2011:
Total Capital to risk weighted assets (1)	$843,417	14.8%	$457,197	≥	8.0%	$571,497	≥	10.0%
Tier 1 Capital to risk weighted assets (1)	770,707	13.5	228,599	≥	4.0	342,898	≥	6.0
Tier 1 Leverage (2)	770,707	8.4	365,736	≥	4.0	457,170	≥	5.0

(1)

Total Capital is comprised of Tier 1 Capital, a portion of the allowance for loan losses and qualifying subordinated debt. Tier 1 Capital is calculated as follows: total shareholders’ equity + trust preferred securities - goodwill - accumulated other comprehensive income (loss) - disallowed portion of deferred tax asset - other intangible assets.

(2)	Tier 1 Capital to quarterly average assets.

Note 19. Citizens Republic Bancorp (Parent Only) Statements

Balance Sheets

Citizens Republic Bancorp (Parent Only)

	December 31,
(in thousands)	2012	2011
Assets
Cash	$5,270	$3,625
Money market investments	76,482	58,321
Investment securities	618	1,330
Investment in subsidiaries - principally banks	1,179,053	852,663
Goodwill	238,077	238,077
Other assets	31,693	6,641

Total assets	$1,531,193	$1,160,657

Liabilities and Shareholders’ Equity
Long-term debt	$91,703	$91,552
Other liabilities	68,985	49,568

Total liabilities	160,688	141,120
Shareholders’ equity	1,370,505	1,019,537

Total liabilities and shareholders’ equity	$1,531,193	$1,160,657

Statements of Operations

Citizens Republic Bancorp (Parent Only)

(in thousands)	2012	2011	2010
Income
Dividends from subsidiaries	$25,000	$—	$—
Interest on taxable investment securities	688	545	284
Interest from bank subsidiary	160	214	1,830
Service fees from bank subsidiaries	—	—	14,438
Other	564	(387)	884

Total	26,412	372	17,436

Expenses
Interest	6,499	6,391	6,190
Salaries and employee benefits	3,632	2,747	16,499
Service fees paid to bank subsidiaries	608	602	955
Other noninterest expense	6,790	1,639	1,507

Total	17,529	11,379	25,151

Loss before income taxes and equity in undistributed earnings of subsidiaries	8,883	(11,007)	(7,715)
Income tax benefit	29,824	664	1,715
Equity in undistributed earnings (loss) of subsidiaries	333,568	17,010	(283,104)

Income (loss) from continuing operations	372,275	6,667	(289,104)
Loss from discontinued operations (net of income tax)	—	—	(3,821)

Net Income (loss)	372,275	6,667	(292,925)

Dividend on redeemable preferred stock	(24,347)	(22,985)	(21,685)

Income (loss) attributable to common shareholders	$347,928	$(16,318)	$(314,610)

Statements of Cash Flows

Citizens Republic Bancorp (Parent Only)

	Year Ended December 31,
(in thousands)	2012	2011	2010
Operating Activities
Net income (loss)	$372,275	$6,667	$(292,925)
Less: Loss from discontinued operations, net of income tax	—	—	(3,821)

Income (loss) from continuing operations	372,275	6,667	(289,104)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net (decrease) increase in deferred tax asset valuation allowance	(29,336)	1,655	1,733
Net decrease (increase) in current and deferred income taxes	4,054	(9,097)	2,253
Increase in long term debt interest	2,581	4,934	—
Increase in pension non-qualified	250	60	160
Recognition of stock-based compensation expense	3,510	3,008	2,086
(Increase) decrease in equity in undistributed net (loss)	—	—	—
income of subsidiaries	(333,568)	(17,010)	283,104
Other	(360)	1,309	1,417
Discontinued operations, net	—	—	5,934

Net cash provided (used) by operating activities	19,406	(8,474)	7,583

Investing Activities
Net (increase) decrease in money market investments	(18,152)	2,778	46,606
Proceeds from sales of investment securities	745	2,365	1,541
Net decrease in properties and equipment	82	—	—
Proceeds from sale of discontinued operations	—	—	48,331

Net cash (used) provided by investing activities	(17,325)	5,143	96,478

Financing Activities
Capital contribution to subsidiary bank	—	—	(100,000)
Shares purchased	(436)	(34)	(28)

Net cash used by financing activities	(436)	(34)	(100,028)

Net increase (decrease) in cash	1,645	(3,365)	4,033
Cash and due from banks at beginning of period	3,625	6,990	2,957

Cash and due from banks at end of period	$5,270	$3,625	$6,990

Note 20. Business Combination

On September 13, 2012, Citizens and FirstMerit Corporation (“FirstMerit”) announced the signing of an agreement and plan of merger, dated as of September 12, 2012 under which FirstMerit will acquire Citizens in a stock-for-stock merger transaction. Under the terms of the merger agreement, holders of Citizens’ common stock will receive a fixed 1.37 shares of FirstMerit common stock in exchange for each share of Citizens’ common stock.

Subject to receipt of requisite approvals, FirstMerit also expects to repay Citizens’ approximately $355 million of TARP preferred stock, which includes $55 million of estimated deferred dividends, held by the U.S. Treasury at closing. The merger has been unanimously approved by the Boards of Directors of both Citizens and FirstMerit and is subject to customary closing conditions, including receipt of regulatory approvals and approval by both companies’ shareholders. In 2012, Citizens recorded $5.0 million of merger-related expenses in professional services. The transaction is expected to close in the second quarter of 2013.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of Citizens Republic Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Citizens Republic Bancorp, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Republic Bancorp, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Citizens Republic Bancorp, Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Detroit, Michigan

February 28, 2013

Appendix A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

FIRSTMERIT CORPORATION

AND

CITIZENS REPUBLIC BANCORP, INC.

DATED AS OF SEPTEMBER 12, 2012

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A-ii

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of September 12, 2012 (this “Agreement”), is by and between FIRSTMERIT CORPORATION, an Ohio corporation (“Parent”), and CITIZENS REPUBLIC BANCORP, INC., a Michigan corporation (the “Company”).

RECITALS

WHEREAS, the respective Boards of Directors of Parent and the Company have approved and declared advisable this Agreement and the merger of Company with and into Parent (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the corporation Law of the state of Ohio (“Parent Corporation Law”) and the Business Corporation Act of the State of Michigan (the “MBCA”);

WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger is in the best interest of their respective shareholders; and

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

Article 1.

THE MERGER

Section 1.1 The Merger.

Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Parent Corporation Law and the MBCA, at the Effective Time, the Company shall be merged with and into Parent. As a result of the Merger, the separate corporate existence of the Company shall cease and Parent shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 1.2 Closing.

Unless this Agreement is terminated in accordance with Article 7, the closing of the Merger (the “Closing”) shall take place at the offices of Dykema Gossett PLLC, 39577 Woodward Avenue, Suite 300, Bloomfield Hills, Michigan 48304 (or such other place as agreed by the parties) not later than the second Business Day following the date on which all of the conditions set forth in Article 6 are satisfied or, if permissible, waived (other than those conditions to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver thereof), unless the parties hereto agree to another date.

Section 1.3 Effective Time.

Immediately following the Closing, subject to the terms and conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing certificates of merger (the “Certificates of Merger”) with the Secretary of State of the State of Ohio and the Department of Licensing and Regulatory Affairs of the State of Michigan, in such form as required by, and executed in accordance with the relevant provisions of, the Parent Corporation Law and the MBCA. The Merger shall become effective at the date and time at which both such filings have been completed, or at such later date and time as Parent and the Company shall agree and specify in the Certificate of Merger (such date and time at which the Merger shall become effective being the “Effective Time”).

Section 1.4 Effect of the Merger.

At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificates of Merger and the applicable provisions of the Parent Corporation Law and the MBCA. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, (a) all the property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation, (b) all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Corporation, and (c) all causes in action of the Company shall continue unaffected and uninterrupted by the Merger and shall accrue to the Surviving Corporation.

Section 1.5 Articles of Incorporation; Bylaws.

The Parent Charter, as in effect immediately prior to the Effective Time, shall be the certificate or articles of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law, subject to Section 5.14.2. The Parent Bylaws, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law, subject to Section 5.14.2.

Section 1.6 Directors and Officers.

The directors and officers of Parent immediately prior to the Effective Time shall, subject to Section 5.13.6, be the directors and officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

Article 2.

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the holders of any of the following securities:

Section 2.1.1 Conversion of Company Common Stock and TARP Preferred Stock.

Section 2.1.1.1 Each share of common stock, no par value per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.1.2) shall be converted into the right to receive, subject to Sections 2.1.4 and 2.4.4, 1.37 shares of common stock, without par value per share (“Parent Common Stock”), of Parent (the “Exchange Ratio”) (the number of shares of Parent Common Stock to be received per share of Company Common Stock, the “Merger Consideration”). Upon such conversion, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each Certificate previously representing any such share or Book-Entry Share shall thereafter represent the right to receive the Merger Consideration into which such shares shall have been converted pursuant to this Section 2.1.1.1. No fractional share of Parent Common Stock shall be issued, and in lieu thereof, a cash payment shall be made pursuant to Section 2.4.4 hereof.

Section 2.1.1.2 Each issued and outstanding share of the Company Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“TARP Preferred Stock”) issued and outstanding immediately prior to the

Effective Time (other than any shares of TARP Preferred Stock to be canceled pursuant to Section 2.1.2) shall be converted into the right to receive cash in an aggregate amount equal to the liquidation preference of the TARP Preferred Stock, plus all accrued, cumulated and unpaid dividends owing by the Company on such TARP Preferred Stock.

Section 2.1.2 Cancellation of Certain Company Common Stock and TARP Preferred Stock.

Each share of Company Common Stock or TARP Preferred Stock held by Parent, any wholly owned Subsidiary of Parent, in the treasury of the Company or owned by any wholly owned Subsidiary of the Company (other than shares held in trust accounts or otherwise held for or on behalf of third parties in a fiduciary, custodian or similar capacity where none of the Company, Parent or their respective Subsidiaries is the beneficial owner) immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

Section 2.1.3 Parent Common Stock.

Each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding immediately after the Effective Time unaffected by the Merger.

Section 2.1.4 Change in Parent Common Stock or Company Common Stock.

If between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Merger Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

Section 2.2 Company Options and Warrants.

Section 2.2.1 The Company will take all actions necessary such that, at the Effective Time, all employee or director options to purchase shares of Company Common Stock that are outstanding and unexercised immediately prior to the Effective Time (each, a “Company Option”) will cease to represent options to purchase Company Common Stock and will be converted automatically into options to purchase Parent Common Stock; provided, however, that Company Options will be converted such that: (i) the number of shares of Parent Common Stock purchasable upon exercise of each Company Option will equal the product of (x) the number of shares of Company Common Stock that were purchasable under the Company Option immediately before the Effective Time and (y) the Merger Consideration, rounded to the nearest whole share; and (ii) the per share exercise price for each Company Option will equal the quotient of (x) the per share exercise price of the Company Option in effect immediately before the Effective Time divided by (y) the Merger Consideration, rounded to the nearest cent. At the Effective Time, Parent will assume each Company Option as so converted. At the Effective Time, Parent will assume each of the plans set forth in Section 2.2.1 of the Company Disclosure Schedule (the “Company Stock Plans”).

Section 2.2.2 Notwithstanding the foregoing, (i) the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Company Options shall be determined in a manner consistent with any applicable requirements of Section 409A of the Code and (ii) in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Company Option shall continue to be governed by the same terms and conditions as were applicable to such Company Option immediately prior to the Effective Time (after giving effect to any rights resulting from the Merger and the other transactions contemplated under this Agreement pursuant to the Company Stock Plans, the applicable award agreements thereunder and any applicable change in control agreement, including any right to vesting or acceleration).

Section 2.2.3 Unless purchased by the Company or Parent at or prior to the Effective Time, the warrant issued to the United States Department of Treasury (“UST”) on December 12, 2008 with respect to 1,757,812.5 shares of Company Common Stock (the “TARP Warrant”), by virtue of the Merger and without any action on the part of the holder thereof, cease to represent a warrant to purchase Company Common Stock and will be converted automatically into a warrant to purchase Parent Common Stock (the “Parent Warrant”) in accordance with the terms of the TARP Warrant and with such adjustments to the number of shares into which the TARP Warrant is exercisable and to the exercise price in accordance with the terms of the TARP Warrant based on the Exchange Ratio.

Section 2.3 Restricted Stock and Restricted Stock Units.

Section 2.3.1 All (A) shares of Company Common Stock, whether denominated as restricted stock, salary stock or retainer stock granted under the Company Stock Plans (collectively, “Company Restricted Stock”), and (B) restricted stock units granted under the Company Stock Plans (“Company RSUs”) outstanding, vested and unrestricted immediately prior to the Effective Time (including any shares of Company Restricted Stock and any Company RSUs that are required to vest, or the restrictions upon which are required to lapse, after giving effect to any rights resulting from the transactions contemplated under this Agreement pursuant to the Company Stock Plans and the applicable award agreements thereunder) will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions (including the conditions set forth in Section 2.4) hereunder as, each other share of Company Common Stock outstanding at the Effective Time as provided in Section 2.1.1.1. Notwithstanding the foregoing, any share of Company Restricted Stock or Company RSU that constitutes, either in whole or in part, a deferral of compensation subject to Section 409A of the Code, will instead be treated as a vested right to receive consideration the same as, and with the same rights and subject to the same conditions (including the conditions set forth in Section 2.4) hereunder as, each other share of Company Common Stock outstanding at the Effective Time as provided in Section 2.1.1.1, payable when such share of Company Restricted Stock or Company RSU would otherwise have been settled in accordance with its terms.

Section 2.3.2 All shares of Company Restricted Stock and Company RSUs that are outstanding but unvested or subject to restrictions immediately prior to the Effective Time (after giving effect to any vesting acceleration, lapse of restrictions, or other rights resulting from the transactions contemplated under this Agreement pursuant to the Company Stock Plans and the applicable award agreements thereunder) will cease to represent awards settleable in shares of Company Common Stock and will be converted automatically into awards settleable in shares of Parent Common Stock; provided, however, that such Company Restricted Stock and Company RSUs will be converted such that the number of shares of Parent Common Stock to be received upon settlement of each such award will equal the product of (i) the number of shares of Company Common Stock that were to be received upon settlement under the applicable award immediately before the Effective Time and (ii) the Merger Consideration, rounded to the nearest whole share. At the Effective Time, Parent will assume each such award of Company Restricted Stock and each such Company RSU, in each case, as so converted. Each such award shall continue to be governed by the same terms and conditions as were applicable to such award immediately prior to the Effective Time (after giving effect to any rights resulting from the Merger and the other transactions contemplated under this Agreement pursuant to the Company Stock Plans, the applicable award agreements thereunder and any applicable change in control agreement, including any right to vesting or acceleration).

Section 2.4 Exchange Procedures.

Section 2.4.1 Exchange Agent.

Prior to the Effective Time, Parent shall designate a bank or trust company reasonably satisfactory to the Company (the “Exchange Agent”) to act as agent for Parent for purposes of, among other things, mailing and receiving letters of transmittal, and distributing the Merger Consideration to the Company’s shareholders.

Section 2.4.2 Exchange Procedures for Company Common Stock.

At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock for exchange in accordance with this Article 2, (A) certificates representing the Merger Consideration issuable pursuant to Section 2.1.1.1 in exchange for outstanding shares of Company Common Stock, and (B) from time to time as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.4.4 and any dividends or other distributions pursuant to Section 2.4.3 (such certificates representing the Merger Consideration, together with such cash consideration and such dividends or other distributions, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid only to Parent. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share as of immediately prior to the Effective Time (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate or Book-Entry Share shall pass, only upon proper delivery of the Certificate or Book-Entry Share to the Exchange Agent and shall be in customary form) and (B) instructions for use in effecting the surrender of the Certificate or Book-Entry Share in exchange for the Merger Consideration, to which such holder is entitled pursuant to this Agreement. Following the Effective Time, upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and upon surrender of such other documents as may be required by the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration into which the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share shall have been converted pursuant to Section 2.1.1.1, cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4.4 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.4.3, and the Certificate or Book-Entry Share so surrendered shall forthwith be canceled. No interest will be paid or accrued on the Merger Consideration or any other cash or other consideration, payable upon surrender of any Certificate or Book-Entry Share. In the event of a permitted transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4.4 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.4.3 may be paid to a transferee if the Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.4.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share shall have been converted pursuant to Section 2.1.1.1 and cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4.4 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.4.3.

Section 2.4.3 Distributions with Respect to Unexchanged Shares.

No dividends or other distributions with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.4.4, unless and until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.4.4 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

Section 2.4.4 Fractional Shares.

No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or other distributions with respect to Parent Common Stock shall be payable on or with respect to any fractional share and such fractional share interests will not entitle the owner thereof to any rights of a shareholder of Parent. In lieu of such fractional share interests, Parent shall pay to each holder of Company Common Stock as of the Effective Time an amount in cash equal to (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock held immediately prior to the Effective Time by such holder) would otherwise be entitled, multiplied by (B) the Average Price. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent and Parent shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms hereof.

Section 2.4.5 Further Rights in Company Securities.

All Merger Consideration paid in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Common Stock and TARP Preferred Stock with respect to which such payments are made, respectively.

Section 2.4.6 Termination of Exchange Fund.

Any portion of the Exchange Fund (including any interest received with respect thereto) which remains undistributed to the holders of Company Common Stock and TARP Preferred Stock for twelve months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Common Stock and TARP Preferred Stock who have not theretofore complied with this Article 2 shall thereafter look only to Parent (subject to abandoned property, escheat and similar Laws) as general creditors thereof for payment of the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.4.4 and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.4.3, in each case, without any interest thereon.

Section 2.4.7 No Liability.

None of Parent nor the Company shall be liable to any holder of Company Common Stock and TARP Preferred Stock for any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund, or from Parent or the Company in the case of the shares of TARP Preferred Stock, delivered to a public official pursuant to any abandoned property, escheat or similar Law.

Section 2.4.8 Lost Certificates.

If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which such person is entitled pursuant to Section 2.4.4 and any dividends or other distributions with respect to Parent Common Stock to which such person is entitled pursuant to Section 2.4.3, in each case, without interest thereon.

Section 2.4.9 Withholding.

Notwithstanding anything in this Agreement to the contrary, Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of

Company Common Stock such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code, the UST regulations thereunder or any other provision of federal Tax Law, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made by Parent or the Exchange Agent.

Section 2.5 Stock Transfer Books.

At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Common Stock and TARP Preferred Stock that were outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Stock or TARP Preferred Stock, as applicable, except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be cancelled and exchanged as provided in this Article 2.

Section 2.6 Additional Actions.

If, at any time after the Effective Time, the Surviving Corporation determines or is advised that any further deeds, assignments or assurances in Law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or (b) otherwise carry out the provisions of this Agreement, the Company will be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in Law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of the Company or otherwise to take any and all such action.

Article 3.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the applicable section or sub-section of the disclosure schedule (it being understood that any particular disclosure in such section or sub-section shall be deemed also to be included in each other section or sub-section of the disclosure schedule as to which the applicability of such particular disclosure is reasonably apparent) delivered by the Company to Parent at or prior to the execution of this Agreement (the “Company Disclosure Schedule”), or (ii) as set forth in the Company SEC Filings filed prior to the date of this Agreement (but disregarding disclosures contained under the heading “Risk Factors,” or disclosures set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), provided, that this clause (ii) shall not apply to any representation set forth in Section 3.3, the Company hereby represents and warrants to Parent as follows:

Section 3.1 Organization and Qualification; Subsidiaries.

The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan. Section 3.1 of the Company Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of the Company (each a “Company Subsidiary” and, collectively, the “Company Subsidiaries”), together with the jurisdiction of incorporation of each Company Subsidiary and the authorized capitalization of each Company Subsidiary. Each Company Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be. The Company and each of the Company Subsidiaries has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each of the Company Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that have not had, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any Company Subsidiary holds an Equity Interest in any other person. The Company is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). Company Bank is a state chartered bank duly organized and validly existing under the laws of the State of Michigan and is a member of the Federal Reserve System. The deposits of Company Bank are insured by the FDIC to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid by Company Bank when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of the Company, threatened. Company Bank is a member in good standing of the Federal Reserve Bank of Chicago and FHLB and owns the requisite amount of stock therein.

Section 3.2 Articles of Incorporation and Bylaws.

The Company’s Amended and Restated Articles of Incorporation, as amended (the “Company Articles”), and Amended and Restated Bylaws (the “Company Bylaws”) listed as exhibits to the Company SEC Filings are true, complete and correct copies. The Company has made available to Parent a true, complete and correct copy of the charter and bylaws (or equivalent organizational documents) of each Company Subsidiary.

Section 3.3 Capitalization.

Section 3.3.1 The authorized capital stock of the Company consists of 110,000,000 shares of capital stock, of which 105,000,000 are designated Company Common Stock and 5,000,000 are designated preferred stock, no par value (“Company Preferred Stock”). As of the date of this Agreement, (A) 40,178,204 shares of Company Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (B) zero shares of Company Common Stock were held in the treasury of Company or by the Company Subsidiaries (other than shares held in trust accounts or otherwise held for or on behalf of third parties in a fiduciary, custodian or similar capacity where none of the Company or the Company Subsidiaries is the beneficial owner), (C) 935,254 shares of Company Common Stock were reserved for issuance upon exercise of Company Options and settlement of Company RSUs granted and outstanding under the Company Stock Plans, and (D) 1,757,812.5 shares of Company Common Stock were reserved for issuance upon exercise of the TARP Warrant. As of the date of this Agreement, (i) 300,000 shares of Company Preferred Stock were designated as TARP Preferred Stock, all of which are (a) issued and outstanding as of such date and (b) duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and (ii) no other shares of Company Preferred Stock were issued and outstanding.

Section 3.3.2 As of the date of this Agreement, except for Company Options under the Company Stock Plans to purchase not more than 126,031 shares of Company Common Stock in the aggregate, Company RSUs under the Company Stock Plans to acquire not more than 329,916 shares of Company Common Stock in the aggregate, and the TARP Warrant to purchase not more than 1,757,812.5 shares of Company Common Stock, there are no options, warrants or other rights to acquire capital stock or other Equity Interests of the Company or any Company Subsidiary, or securities convertible into or exchangeable for capital stock or other Equity Interests of the Company or any Company Subsidiary, or other rights, instruments or obligations which derive value based upon Company Common Stock but are not settled solely in shares of Company Common Stock. Since June 30, 2012 through the date of this Agreement, the Company has not issued any shares of its capital stock or other Equity Interests or securities convertible into or exchangeable or exercisable for capital stock or other Equity Interests of the Company, other than Company Options, Company Restricted Stock and Company RSUs issued pursuant to the Company Stock Plans, and the issuance of shares pursuant to exercise of Company Options and settlement of Company RSUs. All shares of Company Common Stock subject to issuance under the Company Stock Plans and the TARP Warrant, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Each Company Option was issued with an exercise price for purposes of Section 409A of the Code that is no less than the fair market value of the underlying stock on the date of grant and is exempt from Section 409A of the Code. The Company has made available to Parent (i) correct and complete copies of all Company Stock Plans and all forms of award agreements with respect to options and other stock awards issued under those Company Stock Plans, including all Company Options, Company Restricted Stock awards and Company RSUs, and (ii) a correct and complete list of the following information, as of the date of this Agreement and in each case as applicable, with respect to each Company Stock Option, Company Restricted Stock award and Company RSU: (A) the exercise price per share of Company Common Stock underlying the award; (B) the number of shares of Company Common Stock subject to the award; (C) the name of the Company Stock Plan under which the award was granted; and (D) the date on which the award was granted.

Section 3.3.3 Except with respect to the TARP Warrant, the Company Options, Company Restricted Stock and Company RSUs pursuant to the Company Stock Plans and the related grant agreements, there are no outstanding contractual obligations of the Company or any Company Subsidiary (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the issuance, repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring the registration for sale of any shares of the Company capital stock (except for the TARP Preferred Stock), or (E) granting any preemptive, antidilutive, or subscription right with respect to, any shares of Company Common Stock or any capital stock of, or other Equity Interests in, the Company or any Company Subsidiary. Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or another Company Subsidiary free and clear of all security interests, liens, pledges, options, rights of first refusal, agreements, limitations on the Company’s or such other Company Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.

Section 3.4 Authority.

Section 3.4.1 The Company has requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the approval of this Agreement by the Required Company Shareholders and the Required TARP Preferred Holders, to consummate the transactions contemplated by this Agreement to be consummated by the Company. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and no vote of the holders of any class or series of capital stock or other Equity Interests of the Company is necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby other than the approval of this Agreement by the Required Company Shareholders and the Required TARP Preferred Holders. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether enforcement is considered in a proceeding in equity or at Law.

Section 3.4.2 The Company is not subject to Chapter 7A of the MBCA. No other Takeover Law or regulation enacted under the Laws of the State of Michigan is applicable to the Company with respect to this Agreement or to the transactions contemplated hereby.

Section 3.5 No Conflict; Required Filings and Consents.

Section 3.5.1 The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company will not, (A) assuming the Required Company Shareholders and the Required TARP Preferred Holders (to the extent that the TARP Preferred Stock remains outstanding at the Effective Time) approve this Agreement, conflict with or violate any provision of the Company Articles or the Company Bylaws or any equivalent organizational documents of any Company Subsidiary, (B) assuming that all consents, approvals, authorizations and permits described in Section 3.5.2 have been obtained and all filings and notifications described in Section 3.5.2 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or (C) assuming that all consents, approvals, authorizations and permits described in Section 3.5.2 have been obtained and all filings and notifications described in Section 3.5.2 have been made and any waiting periods thereunder have terminated or expired, or require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation of, or result in the creation of a lien or other encumbrance (other than Permitted Liens) on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, Company Permit or other legally binding obligation to which the Company or any Company Subsidiary is a party, except, as to clauses (B) and (C), respectively, for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5.2 The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (A) as may be required under the Securities Act, the Exchange Act, any applicable Blue Sky Laws, the Antitrust Laws, the filing and recordation of the Certificates of Merger as required by the MBCA and the Parent Corporation Law, notice to UST pursuant to the terms of the TARP Preferred Stock and TARP Warrant (if applicable), and Federal Reserve approval of the purchase or redemption of the TARP Preferred Stock as contemplated herein, or (B) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Permits; Compliance With Law.

Section 3.6.1 Except for employee benefit plans, labor and other employment matters, which are the subjects of Sections 3.10 and 3.11, for environmental matters, which are the subject solely of Section 3.15, and tax matters, which are the subject of Section 3.18, each of the Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority necessary for the Company and each Company Subsidiary to own, lease and operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Company Permits”), all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, the suspension or cancellation of, the failure to be valid or in full force and effect of any of the Company Permits has not had, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any Company Subsidiary is in default or violation of (except for Laws or Company Permits with respect to matters that are the subject of Sections 3.10, 3.11, 3.15, or 3.18), (a) any of the provisions of its Articles of Incorporation or Bylaws (or other governing instruments) or (b) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or any Company Permits, except in the case of clause (a) or (b), for any such defaults or violations that have not had, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2008, neither the Company nor any Company Subsidiary has received any written notification or communication from any agency or department of federal, state, or local government or any Governmental Authority or the staff thereof (a) asserting that any of the Company or any Company Subsidiary is not in compliance with any Laws, initiating any proceeding or, to the knowledge of the Company threatening an investigation into the business or operations of the Company or any Company Subsidiary or (b) requiring the Company or any Company

Subsidiary to enter into or consent to the issuance of a cease and desist or other order, injunction, formal agreement, directive, commitment, or memorandum of understanding, to become a party to any commitment letter or similar undertaking to or to adopt any board resolution or similar undertaking, that restricts, or by its terms will in the future restrict, the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (each, a “Company Regulatory Agreement”), except with respect to each of clause (a) and (b), for matters that (x) solely relate to a Governmental Authority that is not the SEC or a Banking Authority, and (y) have not had, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to a Company Regulatory Agreement. The Company and each Company Subsidiary has performed all obligations required to be performed by it under each Company Regulatory Agreement. There is no unresolved violation with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations, except for examinations conducted in the regular course of the business of the Company, by any such Governmental Authority of, the Company or any Company Subsidiary.

Section 3.6.2 Without limiting the generality of Section 3.6.1, the Company and each of the Company Subsidiaries, except as has not had, individually or in the aggregate, a Company Material Adverse Effect: (i) has conducted its business in compliance with all applicable Laws, including the Sarbanes-Oxley Act of 2002, Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W, the Equal Credit Opportunity Act, the Foreign Corrupt Practices Act, the Fair Credit Reporting Act, the Gramm Leach Bliley Act, the Fair Housing Act, the Community Reinvestment Act (the “CRA”), the Truth in Lending Act, the Home Mortgage Disclosure Act and all other applicable fair lending Laws (“Fair Lending Laws”) and other Laws relating to discriminatory or unfair and deceptive acts and practices, the USA PATRIOT Act and the Bank Secrecy Act, the requirements of the Office of Foreign Assets Control (“OFAC”) and all orders and requirements of applicable Governmental Authorities, including those referred to in Section 3.13, and has not received notice of any defaults or violations of any applicable Laws, any orders, decisions or settlements from or with any Governmental Authority, including the United States Department of Justice.

Section 3.6.3 The Company has (A) no knowledge of any event, condition, action or pending action by any Governmental Authority, any change in applicable Laws or regulations or any circumstance with respect to the Company or any of its Subsidiaries, and (B) no knowledge that any Governmental Authority is reasonably likely to impose any restrictions, requirements or conditions in connection with its approval of the Merger or the Bank Merger, in each case that would be reasonably expected to delay any required approvals of the Merger or the Bank Merger or result in any condition to the receipt of such approvals that would permit termination of this Agreement.

Section 3.7 SEC Filings; Financial Statements; Other Reports.

Section 3.7.1 The Company has filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed with the SEC by it under the Securities Act or the Exchange Act, as the case may be, from and after January 1, 2009 (collectively, the “Company SEC Filings”). Each Company SEC Filing, as amended or supplemented if applicable, (A) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

Section 3.7.2 Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) with respect to the Company SEC Filings. For purposes of this Agreement, “principal executive officer” and “principal financial officer” have the meanings ascribed to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has since the effective date of Section 402 of SOX, made or arranged for any outstanding “extensions of credit” to or for directors or executive officers of the Company or their related interests in violation of Section 402 of SOX or Federal Reserve Regulations O or W.

Section 3.7.3 Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance to the Company and the Company Board (A) that transactions of the Company and the Company Subsidiaries are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (B) that receipts and expenditures of the Company and the Company Subsidiaries are made only in accordance with the authorizations of management and the Company Board and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. The books and records of Company and the Company Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of Company and the Company Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or the Company Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that has not had, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7.4 Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company has not received any written notification from its outside auditors of any (A) “significant deficiency” or (B) “material weakness” in the Company’s internal controls over financial reporting on or after January 1, 2009. To the knowledge of the Company, there is no outstanding “significant deficiency” or “material weakness” (in each case, as defined by Public Company Accounting Oversight Board rule) that has not been appropriately and adequately remedied by the Company.

Section 3.7.5 Each of the consolidated financial statements (including any notes thereto) contained in the Company SEC Filings, as amended, supplemented or restated, if applicable, was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each of such consolidated financial statements, as amended, supplemented or restated, if applicable, presented fairly, in all material respects, the consolidated financial position, results of operations, comprehensive income (as required by GAAP), changes in shareholders’ equity, and cash flows of the Company and the consolidated Company Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

Section 3.7.6 Except as and to the extent set forth (A) on the consolidated balance sheet of the Company and the consolidated Company Subsidiaries as of December 31, 2011 included in the Company’s annual report filed on Form 10-K for the year ended December 31, 2011, including the notes thereto or (B) in the Company SEC Filings filed after December 31, 2011, none of the Company or any consolidated Company Subsidiary had at the relevant balance sheet date, any liabilities or obligations that would be required to be reflected or reserved against on a balance sheet (or in the notes thereto) prepared in accordance with GAAP and none have arisen since such date, except in each case for liabilities or obligations (i) contemplated by or under this Agreement or incurred in connection with the transactions contemplated hereby, (ii) incurred in the ordinary course of business and in a manner consistent with past practice or (iii) that have not had, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7.7 Since December 31, 2008, the Company and each of the Company Subsidiaries has timely filed all material reports and material statements, together with any material amendments required to be made with respect thereto, that it was required to file with any Banking Authority. As of their respective dates, each of such reports and documents, including the exhibits and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 3.8 Disclosure Documents.

Section 3.8.1 The Registration Statement, Joint Proxy Statement/Prospectus and any Other Filings, and any amendments or supplements thereto, that the Company is responsible for filing at (A) the time the Registration Statement is declared effective, (B) the time the Joint Proxy Statement/Prospectus or such Other Filing (or any amendment thereof or supplement thereto) is first made publicly available to the shareholders of the Company, (C) the time of the Company Shareholders’ Meeting, and (D) the time of the Parent Shareholders’ Meeting will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and other applicable Law.

Section 3.8.2 The Registration Statement, Joint Proxy Statement/Prospectus or any Other Filing, or amendments or supplements thereto, insofar as it reflects information supplied by or on behalf of the Company for use therein, at (A) the time the Registration Statement is declared effective, (B) the time the Joint Proxy Statement/Prospectus or such Other Filing (or any amendment thereof or supplement thereto) is first made publicly available to the shareholders of the Company and (C) the time of the Company Shareholders’ Meeting will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 3.8.3 The representations and warranties contained in this Section 3.8 will not apply to the failure of the Joint Proxy Statement/Prospectus, Registration Statement or any Other Filing to comply as to form as a result of, or statements or omissions included therein based upon, information supplied to the Company by or on behalf of Parent.

Section 3.9 Absence of Certain Changes or Events.

Since December 31, 2011, except as (A) disclosed in the Company SEC Filings filed after December 31, 2011 and prior to the date of this Agreement (but disregarding disclosures contained under the heading “Risk Factors,” or disclosures set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), or (B) contemplated by this Agreement, there has not been (i) a Company Material Adverse Effect or (ii) any action taken by the Company or any Company Subsidiary during the period from December 31, 2011 through the date of this Agreement, that would have required Parent’s consent if the Company had been subject to Section 5.1 at such time.

Section 3.10 Employee Benefit Plans.

Section 3.10.1 Section 3.10.1 of the Company Disclosure Schedule sets forth a true and complete list of each material Company Benefit Plan. “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant of the Company or any Company Subsidiary (or to any dependent or beneficiary thereof), which is maintained, sponsored or contributed to by the Company or any Company Subsidiary, or under which the Company or any Company Subsidiary has any actual or contingent obligation or liability, including all incentive, bonus, deferred compensation, cafeteria, medical, disability, severance, stock purchase or equity based compensation plans, policies or programs.

Section 3.10.2 The Company has delivered or made available to Parent true and complete copies of (A) each Company Benefit Plan; (B) any amendments thereto; (C) the related summary plan description (together with all summaries of material modifications) and prospectus, if any; (D) each related trust or custodial agreement; (E) each deposit administration, group annuity, insurance or other funding agreement associated with each Company Benefit Plan; (F) the most recent actuarial report, including Financial Accounting Standards Board (“FASB”) reports relating to post-employment benefits; and (G) the most recent 5500 annual return for any Company Benefit Plan that files such returns.

Section 3.10.3 Each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. With respect to the Company Benefit Plans, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company or any Company Subsidiary could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other Law applicable to such Company Benefit Plans.

Section 3.10.4 Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter or notification, advisory or opinion letter, as applicable, from the IRS as to its qualified status and, to the Company’s knowledge, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan. There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that could result in material liability to the Company. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company, is threatened against or with respect to any Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).

Section 3.10.5 No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA). Neither the Company nor any Company Subsidiary has incurred any liability under Title IV of ERISA which has not been satisfied in full. To the Company’s knowledge, no event has occurred, and no condition or circumstance exists that, alone or together with any other event, condition or circumstance, would reasonably be expected to result in any liability under Title IV of ERISA being imposed upon the Company or any Company Subsidiary.

Section 3.10.6 The Company has no material unfunded liabilities in connection with any of the Company Benefit Plans. All material contributions, premium payments and other payments due from the Company or any Company Subsidiary to or under the Company Benefit Plans have been paid or deposited, as applicable, in a timely manner.

Section 3.10.7 Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, alone or in connection with any other event (including any termination of employment or service), (A) result in any payment or benefit becoming due under any Company Benefit Plan, (B) increase any payments or benefits otherwise payable under any Company Benefit Plan, (C) result in the acceleration of the time of payment or vesting of any payments or benefits under any Company Benefit Plan to any extent, or (D) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Company Subsidiary to any person.

Section 3.10.8 No amount that could be received under any Company Benefit Plan (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this

Agreement (whether alone or together with any other event or circumstance) by any employee, officer or director of the Company or any Company Subsidiary who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Prior to the date of this Agreement, the Company has delivered to Parent a report that sets forth the Company’s good faith estimate, as of the date of such report, of (A) the amount to be paid or provided (subject to the exceptions described in such report and based upon the assumptions described in such report) to the current officers of the Company and the Company Subsidiaries under all Company Benefit Plans (or the amount by which any of their payments or benefits may be accelerated or increased) as a result of (i) the execution of this Agreement, (ii) the obtaining of the approval of this Agreement by the Company’s and/or Parent’s shareholders, (iii) the consummation of the Merger or the other transactions contemplated by this Agreement or (iv) the termination or constructive termination of the employment or service of such officers following one of the events set forth in clauses (i) through (iii) above and (B) the ramifications of such payments or benefits under Sections 280G and 4999 of the Code.

Section 3.10.9 Except as required by Law, no Company Benefit Plan provides any post-employment medical or life insurance benefits.

Section 3.10.10 The Company and each applicable Company Subsidiary has reserved all rights necessary to amend or terminate each of the Company Benefit Plans that provide health and/or welfare benefits without the consent of any other person or entity and without any liability.

Section 3.10.11 Each Company Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been maintained, operated and administered in good faith compliance under published guidance under Section 409A of the Code in terms of both operation and documentation. No Company Benefit Plan provides any individual with an indemnity, a “gross up” or any similar payment or right in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code.

Section 3.11 Labor and Other Employment Matters.

Section 3.11.1 Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and each Company Subsidiary is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours. Neither the Company nor any Company Subsidiary is, or has been within the past ten (10) years, a party to a collective bargaining agreement and no labor union has been certified to represent any employee or the Company or any Company Subsidiary, or has applied to represent or is attempting to organize so as to represent such employees. There is no pending or, to the knowledge of the Company, threatened work stoppage, slowdown or labor strike against the Company or any Company Subsidiary.

Section 3.11.2 There are no (A) severance, change in control, stay bonus or employment agreements with directors, officers or employees of to the Company or any Company Subsidiary; (B) severance programs of the Company or any Company Subsidiary with or relating to its employees; or (C) plans, programs or other agreements of the Company or any Company Subsidiary with or relating to its directors, officers or employees which contain change in control provisions.

Section 3.12 Material Contracts.

Section 3.12.1 Except for contracts set forth on the “Exhibit Index” included in the Company’s Form 10-K for the year ended December 31, 2011 or the Company SEC Filings subsequently filed, as of the date of this Agreement, neither the Company nor any Company Subsidiary, nor any of their respective assets, properties, businesses or operations is a party to, or bound or affected by, or receives benefits under:

(a) any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(b) any Contract relating to the borrowing of money by the Company or any Company Subsidiary or the guarantee by the Company or any Company Subsidiary of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and FHLB advances of depository institution Subsidiaries, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business) in excess of $1,000,000;

(c) any Contract which prohibits or restricts the Company or any Company Subsidiary from (i) engaging in any business activities in any geographic area, line of business or otherwise in competition with any other person, (ii) soliciting or accepting business from any person or (iii) soliciting any person for employment or hire (excluding Contracts entered into in the ordinary course with respect to temporary employment, consulting arrangements and similar arrangements and it being understood that the Company will be permitted to update Section 3.12.1(c) of the Company Disclosure Schedule within twenty (20) Business Days following the date hereof so as to provide a true and correct list of all of the Contracts containing restrictions on the soliciting of any person for employment or hire, and such updates shall be deemed to have modified Schedule 3.12.1(c) as of the date of this Agreement);

(d) any Contract between or among the Company or any Company Subsidiary;

(e) any Contract relating to the purchase or sale of any goods or services by the Company or a Company Subsidiary (other than Contracts entered into in the ordinary course of business and either (i) involving payments under any individual Contract not in excess of $300,000 per year or $1,000,000 over the expected life of the Contract, or (ii) involving Loans, borrowings or guarantees originated or purchased by the Company or any Company Subsidiary in the ordinary course of business);

(f) any Contract which obligates the Company or any Company Subsidiary (or, following the consummation of the Merger, Parent or any Parent Subsidiaries) to conduct business with any third party on an exclusive or preferential basis (other than Contracts entered into in the ordinary course of business that (i) can be terminated by the Company or relevant Company Subsidiary immediately without penalty or other obligation to make payment, or (ii) with respect to which the maximum reasonably expected termination, break or similar fee payable by the Company or relevant Company Subsidiary (or the Parent or Parent Subsidiary, after giving effect to the Merger), individually or in the aggregate, is less than $100,000);

(g) any Contract which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any Company Subsidiary;

(h) any Contract which limits the payment of dividends by the Company or any Company Subsidiary;

(i) any Contract pursuant to which the Company or any Company Subsidiary has agreed with any third parties to become a member of, manage or control a joint venture, partnership, limited liability company or other similar entity;

(j) any Contract pursuant to which the Company or any Company Subsidiary has agreed with any third party to a change of control transaction such as an acquisition, divestiture or merger and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect other than customary obligations to indemnify directors and officers;

(k) except for standard end-user license agreements to off the shelf software having a value under $10,000, for any Contract wherein the Company or any Company Subsidiary is the recipient of a license, sublicense (of any tier), covenant not to sue or assert, or immunity from suit under any Intellectual Property rights of any other person;

(l) except for non-exclusive licenses to the Company’s trademarks granted by the Company or a Company Subsidiary to a vendor for the provision of products or services to the Company or a Company Subsidiary in the ordinary course of business, any Contract wherein the Company or any Company Subsidiary expressly grants a license, sublicense (of any tier), covenant not to sue or assert, immunity from suit or similar rights under any material Company IP;

(m) except for standard employment Contracts, any Contract wherein a person assigns to the Company or a person is obligated to assign to the Company, any title, in whole or in part, solely or jointly, beneficially or actually, with respect to any Intellectual Property, or any person has an option or other right concerning any of the foregoing;

(n) any Contract that provides for a termination, break, or similar fee in excess of $100,000; or

(o) except transactions made in accordance with Regulation O and agreements entered into in the ordinary course of business for compensation or indemnity, any Contract between the Company or any Company Subsidiary, on the one hand, and (1) any officer or director of the Company, or (2) to the knowledge of the Company, any (x) record or beneficial owner of five percent (5%) or more of the voting securities of the Company, (y) affiliate or family member of any such officer, director or record or beneficial owner or (z) any other affiliate of the, on the other hand, except those of a type available to employees of the Company generally.

Each contract of the type described in this Section 3.12.1 is referred to herein as a “Company Material Contract.”

Section 3.12.2 Each Company Material Contract is in full force and effect and legally valid, binding and enforceable in accordance with its terms in all material respects on the Company and each Company Subsidiary party thereto and, to the Company’s knowledge, each other party thereto, except as enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether considered in a proceeding in equity or at Law. Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary has performed all obligations required to be performed by it under each Company Material Contract and Company Lease. To the Company’s knowledge, and except as has not had, individually or in the aggregate, a Company Material Adverse Effect, each other party to each Company Material Contract and Company Lease has performed all obligations required to be performed by it under such Company Material Contract and Company Lease. None of the Company or any Company Subsidiary has received written notice of any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract or Company Lease, except for violations or defaults that have not had, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13 Agreements with Bank Regulators.

Neither the Company nor any Company Subsidiary is subject to any cease-and-desist order or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter, board resolution required to be submitted to a regulatory authority or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Authority (each, a “Government Order”) which restricts the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its dividends or its management, nor has the Company been advised by any Governmental Authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. The Company and the Company Subsidiaries are in compliance in all material respects with all Governmental Orders. Neither the Company nor any Company Subsidiary is required by Section 32 of the Federal Deposit Insurance Act or FDIC Regulation Part 359 or by the Federal Reserve to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer or to limit golden parachute payments or indemnification.

Section 3.14 Litigation.

Section 3.14.1 As of the date of this Agreement, there is no Litigation pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, is there any investigation pending, in each case, against the Company or any Company Subsidiary and none of the Company or any Company Subsidiary is subject to any outstanding judgment, order, writ, injunction or decree, in each case, which has had, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.14.2 Section 3.14.2 of the Company Disclosure Schedule sets forth a list of all Litigation as of the date of this Agreement (a) to which the Company or any Company Subsidiary is a party, (b) which names the Company or a Company Subsidiary as a defendant or cross-defendant, and (c) involves a claim against the Company or a Company Subsidiary for damages in excess of $500,000 or for injunctive or other similar equitable relief. Section 3.14.2 of the Company Disclosure Schedule sets forth a list of all outstanding judgments, orders, writs, injunctions or decrees as of the date of this Agreement to which the Company or any Company Subsidiary or any of their Assets is subject.

Section 3.15 Environmental Matters.

Except as has not had, individually or in the aggregate, a Company Material Adverse Effect:

Section 3.15.1 Each of the Company and each Company Subsidiary is and has been for the past five years in compliance with applicable Environmental Laws and hold all Environmental Permits necessary to conduct their current operations.

Section 3.15.2 None of the Company or any Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with or liability under Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of or exposure to Hazardous Materials and no investigation, Litigation or other proceeding is pending or, to the knowledge of the Company, threatened in writing with respect thereto.

Section 3.15.3 To the knowledge of the Company, there is currently no contamination from Hazardous Materials on any real property currently or previously owned, leased or operated by the Company or any Company Subsidiary, including any real property that the Company or any Company Subsidiary is the beneficial owner of as trustee, that requires cleanup, remediation or any other type of response action by the Company or any Company Subsidiary pursuant to any Environmental Law or contractual obligation.

Section 3.16 Intellectual Property.

Section 3.16.1 Section 3.16.1 of the Company Disclosure Schedule sets forth, with the owner, country(ies) or region, registration and application numbers and registration and application dates indicated, as applicable, all Company Owned IP that is issued or registered or that has been applied for and is pending issuance or registration with any Governmental Authority. All fees, taxes, annuities and other payments associated with filing, prosecuting, issuing, recording, registering or maintaining any such Intellectual Property owed to any Governmental Authority and due as of Closing have been paid in full through Closing in a timely manner to the proper Governmental Authority, and no such fees are due within three months following Closing. All Company Owned IP listed or required to be listed thereon is active, to the knowledge of the Company is valid and enforceable, is owned solely by the Company and/or any Company Subsidiary, and the ownership of the entire right, title and interest therein is recorded with the applicable Governmental Authority solely in the name of the Company and/or any Company Subsidiary.

Section 3.16.2 Except for any fees payable to a Governmental Authority to issue, register or maintain any of the Company Owned IP listed in Section 3.16.1 of the Company Disclosure Schedule, for any payments required pursuant to a Company Material Contract, and for any payments required as part of standard end user licenses to off the shelf software having a value under $10,000, no payment of any kind is required to be made to any person for the Company and/or any Company Subsidiary’s ownership or use of any Intellectual Property used by either the Company and/or any Company Subsidiary. Except as set forth in a Company Material Contract or in non-exclusive licenses to the Company’s trademarks granted by the Company or a Company Subsidiary to a vendor for the provision of products or services to the Company or a Company Subsidiary in the ordinary course of business, neither the Company nor any Company Subsidiary has licensed or otherwise granted any right to any person under any material Acquired Company IP or otherwise agreed not to assert its rights in any material Acquired Company IP against any person. Except as set forth in a Company Material Contract or in standard end user licenses having a value under $10,000, neither the Company nor any Company Subsidiary has been licensed or otherwise granted any rights to any Intellectual Property of any person.

Section 3.16.3 All former and current employees, consultants or contractors of the Company and/or the Company Subsidiary have executed and delivered valid, written instruments that assign to the Company and/or Company Subsidiaries all rights to any Intellectual Property conceived, reduced to practice, created or otherwise developed by them in the course of their performing services for the Company and/or Company Subsidiaries. All employees of the Company and/or the Company Subsidiaries who participated in the conception, reduction to practice, creation or development of Intellectual Property for or on behalf of the Company were employees of the Company and/or the Company Subsidiaries at the time of rendering such services and such services were within the scope of their employment or such employees have otherwise validly assigned such Intellectual Property to the Company and/or the Company Subsidiaries. To the knowledge of the Company, no director, officer, stockholder, employee, consultant, contractor, agent or other representative of the Company or any Company Subsidiary owns or claims any rights in (nor has any of them made application for) any Intellectual Property owned or used by the Company and/or Company Subsidiaries.

Section 3.16.4 The Company and Company Subsidiaries have entered into confidentiality and nondisclosure agreements with all of their directors, officers, employees, consultants, contractors and agents and any other person with access to the confidential Acquired Company IP, including the trade secrets therein, to protect the confidentiality and value thereof, and, to the knowledge of the Company, there has not been any breach by any of the foregoing to any such agreement. The Company and Company Subsidiaries have taken commercially reasonable measures at least commensurate with industry standards to maintain the confidentiality thereof and in each such case using not less than a reasonable degree of care under the circumstances.

Section 3.16.5 The operation of the business of the Company and Company Subsidiaries as currently conducted by Company or any part thereof, and the possession or use of the Acquired Company IP has, does and will not infringe, misappropriate, dilute, violate or otherwise conflict with any Intellectual Property right of any other person (including any affiliate of the Company) nor does or will the operation of the business of the Company or Company Subsidiaries as currently conducted by the Company constitute unfair competition or deceptive or unfair trade practice. To the knowledge of the Company, none of the Acquired Company IP is being infringed or otherwise used or available for use by any person other than the Company.

Section 3.16.6 There has been no Action pending, or to the knowledge of the Company, threatened, whether or not resolved or settled, that (i) challenges the rights of any Company in respect of any Intellectual Property or (ii) asserts that any Company or Company Subsidiary is, was or will be infringing, misappropriating or otherwise violating or in conflict with any Intellectual Property, or is, was or will be required to pay any royalty, license fee, charge or other amount with regard to any Intellectual Property. None of Company Owned IP, and, to the knowledge of the Company and/or Company Subsidiaries, none of the Company Licensed IP, is the subject of any order, decree or injunction of any Governmental Authority, and neither the Company nor any Company Subsidiary has been subject to any order, decree or injunction of any Governmental Authority in respect of any other person’s Intellectual Property.

Section 3.16.7 All data and personal information used or maintained by the Company and/or the Company Subsidiaries has been collected, maintained, used and transferred in accordance with the Company and/or Company Subsidiaries’ applicable data protection and privacy principles and policies. All such data protection and privacy principles and policies are designed and administered in accordance with all applicable

Laws. No person has claimed any compensation from the Company or any Company Subsidiary for the loss of or unauthorized disclosure or transfer of personal data or information, and, to the knowledge of the Company, no facts or circumstances exist that might give rise to such a claim.

Section 3.16.8 Company owns or has a valid right to access and use all Company IT Systems. The Company IT Systems (i) are adequate for, and operate and perform in all material respects as required in connection with, the operation of the business of Company as currently conducted, and (ii) do not, to the knowledge of Company, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that are specifically designed to maliciously (A) disrupt or adversely affect the functionality of any Company IT Systems, except as disclosed in their documentation, or (B) enable or assist any person to access without authorization any Company IT Systems. The Companies routinely audit their use of Software for compliance with applicable Contracts for Company Licensed IP and each of them currently does not use any such Software beyond the level last reported to the licensor and all such Software is and has been used in compliance with all material terms and conditions of the applicable Contract.

Section 3.16.9 Company has taken reasonable steps in accordance with normal industry standards to secure the Company IT Systems from unauthorized access or use by any person, and to ensure the continued, uninterrupted, and error-free operation of the Company IT Systems, including employing security, maintenance, disaster recovery, redundancy, backup, archiving, and virus or malicious device scanning/protection measures in accordance with normal industry standards. To the knowledge of Company, no person has gained unauthorized access to any Company IT Systems.

Section 3.17 Assets and Properties.

Section 3.17.1 Each of the Company and the Company Subsidiaries has good (and with respect to real estate, marketable) title to, or a valid leasehold interest in, as applicable, all of its owned or leased real property (including all rights, title, privileges and appurtenances pertaining or relating thereto) free and clear of any and all liens, except for Permitted Liens and for liens, defects or failures to be in full force and effect which do not in the aggregate materially detract from the value of such property or assets or materially impair the use thereof in the operation of the business of the Company or any Company Subsidiary. Each of the Company and the Company Subsidiaries has title to, or a valid leasehold interest in, as applicable, all personal property used in their respective businesses free and clear of any and all liens, except for liens, defects in title or failures to be in full force and effect which have not had, individually or in the aggregate, a Company Material Adverse Effect and except for Permitted Liens. Such personal property and owned or leased property are in good operating condition and repair, ordinary wear and tear and commercially reasonable deferred maintenance excepted, and except for such failures to be in good operating condition and repair which would not reasonably be expected to materially impair the use thereof in the operation of the business of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary owns any real estate, except (i) real estate acquired through foreclosure or deed in lieu of foreclosure and (ii) real estate used for its headquarters or banking operations.

Section 3.17.2 Section 3.17.2 of the Company Disclosure Schedule sets forth an accurate and complete listing of all of the branch and office locations operated by the Company and the Company Subsidiaries as of the date of this Agreement.

Section 3.18 Taxes.

Section 3.18.1 The Company and each Company Subsidiary has timely filed with the appropriate taxing authority all Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, subject in each case to such exceptions as have not had, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary has timely paid (or the Company has paid on each such Company Subsidiary’s behalf) all Taxes due and owing, and, in accordance with GAAP, the most recent financial statements contained in the Company SEC Filings reflect an adequate reserve (excluding any reserve for deferred Taxes) for all Taxes payable by the Company and each Company Subsidiary for all taxable periods and portions thereof through the date of such financial statement, in each case except as, individually or in the aggregate, has not had, a Company Material Adverse Effect.

Section 3.18.2 To the knowledge of the Company: (A) there are no audits or other proceedings pending with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary; (B) neither the Company nor any Company Subsidiary has received a written notice or announcement of any audits or proceedings subject to such exceptions as have not had, individually or in the aggregate, a Company Material Adverse Effect; and (C) neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year. Each assessed deficiency resulting from any audit or examination relating to Taxes by any Governmental Authority has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company or any Company Subsidiary except as has not had, individually or in the aggregate a Company Material Adverse Effect.

Section 3.18.3 There are no Tax liens upon any property or assets of the Company or any Company Subsidiary except liens for current Taxes not yet due and payable.

Section 3.18.4 Neither the Company nor any Company Subsidiary (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing affiliated, combined, consolidated or unitary Tax Returns, a group of which Company was the common parent, (B) has any liability for Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or (C) is a party to or bound by any Tax sharing or allocation agreement or has any other current or potential contractual obligation to indemnify any other person with respect to Taxes.

Section 3.18.5 Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary has complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or similar provisions under any Federal, state, local or foreign Laws) and has, within the time and the manner prescribed by applicable Law, withheld from and paid over to the proper Governmental Authority all amounts required to be so withheld and paid over under applicable Law.

Section 3.18.6 Within the two-year period ending on the Effective Time, neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” as such terms are defined in Section 355 of the Code in a distribution of stock qualifying or intended to qualify for tax-free treatment (in whole or in part) under Section 355(a) or 361 of the Code.

Section 3.18.7 No claim that has not been resolved has ever been made by any Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file a Tax Return that it is, or may be, subject to an amount of Tax by that jurisdiction that, individually or in the aggregate, has had a Company Material Adverse Effect.

Section 3.18.8 Neither the Company nor any Company Subsidiary is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

Section 3.18.9 Neither the Company nor any Company Subsidiary will be required to include in a taxable period ending after the Effective Time taxable income attributable to income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of state, local or foreign Tax Law, or any other change in method of accounting.

Section 3.18.10 Neither the Company nor any Company Subsidiary has participated in any “listed transaction” as defined in Treasury Regulation Section 1.6011-4.

Section 3.19 Vote Required.

The affirmative vote of the holders of a majority in voting power of the outstanding shares of Company Common Stock (the “Required Company Shareholders”) is necessary to approve this Agreement. The affirmative vote of at least 66 2/3% of the outstanding shares of the TARP Preferred Stock, voting as a separate class (the “Required TARP Preferred Holders”) is necessary to approve this Agreement.

Section 3.20 Brokers.

No broker, investment banker, financial advisor or other person (other than JPMorgan Securities LLC) is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any transaction contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its affiliates. True, correct and complete copies of all agreements with JP Morgan Securities LLC relating to any such fees or commissions have been furnished to Parent prior to the date hereof.

Section 3.21 Risk Management Instruments.

Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2008, all material derivative instruments, including any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions, whether entered into for the account of the Company or any of the Company Subsidiaries or for the account of a customer of the Company or any of the Company Subsidiaries, (i) were entered into (A) in accordance with prudent banking practices and in all material respects with all applicable Laws and with the rules, regulations and policies of applicable Governmental Authorities, and (B) with counterparties believed to be financially responsible at the time; and (ii) each of them constitutes the valid and legally binding obligation of the Company or one of the Company Subsidiaries, and, to the knowledge of the Company, each of the counterparties thereto, in each case are in full force and effect and enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether considered in a proceeding in equity or at Law. Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party thereto, is in breach of any of its obligations under any such Contract or arrangement. The financial position of the Company and the Company Subsidiaries, as applicable, on a consolidated basis under or with respect to each such derivative instrument has been reflected in its books and records and the books and records of the Company and the Company Subsidiaries, and in their respective financial statements, in accordance with GAAP consistently applied.

Section 3.22 Loans; Loan Matters.

Section 3.22.1 Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, each Loan currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens which have been perfected and (iii) to Company’s knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

Section 3.22.2 Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in all material respects in accordance with the relevant notes or other credit or security documents, the Company’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws.

Section 3.22.3 None of the agreements pursuant to which the Company or any Company Subsidiary has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

Section 3.22.4 Based on conditions and expectations in effect as of each of the following consolidated balance sheet dates, the allowance for loan and lease losses (the “Allowance”) shown on the Company’s June 30, 2012 consolidated balance sheets was, and the Allowance shown on the consolidated balance sheets of the Company included in the Company’s financial statements filed with the SEC as of dates subsequent to the execution of this Agreement will be, as of the respective balance sheet dates thereof, appropriate to address the estimated loan and lease losses inherent in the loan and lease portfolio at such balance sheet date (within the meaning of GAAP and applicable regulatory requirements or guidelines).

Section 3.23 Data and Customer Security and Privacy.

The Company and each of the Company Subsidiaries is in compliance in all material respects with (a) all applicable Laws and applicable requirements of Governmental Authorities including the Federal Reserve and the Michigan Office of Financial and Insurance Regulation regarding the security of each of their customers’ data and the systems operated by the Company and its Subsidiaries, and (b) their respective privacy policies, including as relates to the use of individually identifiable personal information relating to identifiable or identified natural persons.

Section 3.24 Trust Business.

Each of Company and the Company Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governing documents and applicable Laws (including with respect to fiduciary duties) and regulations, except for instances of noncompliance that have not had, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.25 Opinion of Financial Advisor.

The Company Board has received the opinion of JPMorgan Securities LLC, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of the Company Common Stock.

Section 3.26 Tax Treatment.

Neither the Company nor Company Subsidiary or, to the knowledge of the Company, any of the Company’s affiliates, has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Company is not aware of any agreement, plan or other circumstances that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 3.27 Investigation by the Company; Limitation on Warranties.

The Company has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of Parent and the Parent Subsidiaries and acknowledges that the Company has been provided access to personnel, properties, premises and records of Parent and the Parent Subsidiaries for such purposes. In entering into this Agreement, except as expressly provided herein, the Company has relied solely upon its independent investigation and analysis of Parent and the Parent Subsidiaries and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, any Parent Subsidiaries, or any of their respective directors, officers, shareholders, employees, affiliates, agents, advisors or representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally.

Article 4.

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (i) as set forth in the applicable section or sub-section of the disclosure schedule (it being understood that any particular disclosure in such section or sub-section shall be deemed also to be included in each other section or sub-section of the disclosure schedule as to which the applicability of such particular disclosure is reasonably apparent) delivered by Parent to Company at or prior to the execution of this Agreement (the “Parent Disclosure Schedule” and together with the Company Disclosure Schedule, the “Disclosure Schedules”), or as set forth in the Parent SEC Filings filed prior to the date of this Agreement (but disregarding disclosures contained under the heading “Risk Factors,” or disclosures set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), provided, that this clause (ii) shall not apply to any representation set forth in Section 4.3, Parent hereby represents and warrants to the Company as follows:

Section 4.1 Organization and Qualification; Subsidiaries.

Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio. Section 4.1 of the Parent Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”). Each Parent Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be. Parent and each Parent Subsidiary has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Parent and each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that have not had, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent or any Parent Subsidiary holds an Equity Interest in any other person. Parent is registered as a bank holding company under the BHCA. Parent Bank is a national banking association duly organized and validly existing under the laws of the United States of America and is a member of the Federal Reserve System. The deposits of Parent Bank are insured by the FDIC to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid by Parent Bank when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of Parent, threatened. Parent Bank is a member in good standing of the Federal Reserve Bank of Cleveland and the FHLB and owns the requisite amount of stock therein.

Section 4.2 Articles of Incorporation and Bylaws.

Parent’s Articles of Incorporation (the “Parent Charter”) and Code of Regulations (the “Parent Bylaws”) listed as exhibits to the Parent SEC Filings are true, complete and correct copies. Parent has made available to the Company a true, complete and correct copy of the charter and bylaws (or equivalent organizational documents) of each Parent Subsidiary.

Section 4.3 Capitalization.

Section 4.3.1 The authorized capital stock of the Parent consists of 307,000,000 shares of capital stock, of which 300,000,000 are designated Parent Common Stock and 7,000,000 are designated preferred stock, without par value (“Parent Preferred Stock”). As of September 11, 2012, (A) 109,654,428 shares of Parent Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (B) 5,467,303 shares of Parent Common Stock were held in the treasury of Parent or by the Parent Subsidiaries (other than shares held in trust accounts or otherwise held for or on behalf of third parties in a fiduciary, custodian or similar capacity where none of Parent or the Parent Subsidiaries is the beneficial owner), (C) 1,827,899 shares of Parent Common Stock were reserved for issuance upon exercise of options to purchase Parent Common Stock (“Parent Options”) outstanding as of such date and (D) 590,265 shares of Parent Common Stock were reserved for issuance upon the settlement of restricted shares granted under Parent’s stock compensation plans (the “Parent Stock Plans” and such shares, “Parent Restricted Stock”) outstanding as of such date. As of September 11, 2012, (x) 800,000 shares of Parent Preferred Stock are designated as preferred stock, series A, without par value, (y) 220,000 shares of Parent Preferred Stock were designated as convertible preferred stock, series B, and (z) zero shares of Parent Preferred Stock were issued and outstanding.

Section 4.3.2 As of September 11, 2012, except for Parent Options under the Parent Stock Plans to purchase 1,827,899 shares of Parent Common Stock in the aggregate and 590,265 shares of Parent Restricted Stock in the aggregate, there are no options, warrants or other rights to acquire capital stock or other Equity Interests of Parent or any Parent Subsidiary, or securities convertible into or exchangeable for capital stock or other Equity Interests of Parent or any Parent Subsidiary, or other rights, instruments or obligations which derive value based upon Parent Common Stock but are not settled solely in shares of Parent Common Stock. Since June 30, 2012 and through the date of this Agreement, Parent has not issued any shares of its capital stock or other Equity Interests or securities convertible into or exchangeable or exercisable for capital stock or other Equity Interests of Parent, other than Parent Options issued pursuant to the Parent Stock Plans, shares pursuant to exercise of Parent Options, and shares of Parent Restricted Stock. The shares of Parent Common Stock to be issued in connection with the Merger, when issued as contemplated herein, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

Section 4.3.3 Except with respect to the Parent Options, the shares of Parent Restricted Stock, the Parent Stock Plans and the related grant agreements, there are no outstanding Rights with respect to Parent or any of the Parent Subsidiaries. Each outstanding share of capital stock of each Parent Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Parent or another Parent Subsidiary free and clear of all security interests, liens, pledges, options, rights of first refusal, agreements, limitations on Parent’s or such other Parent Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.

Section 4.4 Authority.

Parent has requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the approval of this Agreement by the Required Parent Shareholders and the issuance of the Parent Common Stock in accordance with Article 2 by the Majority Parent Shareholders, to consummate the transactions contemplated by this Agreement to be consummated by Parent. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent and no vote of the holders of any class or series of capital stock or other Equity Interests of Parent are necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby other than the approval of this Agreement by the Required Parent Shareholders and the approval of the issuance of shares of Parent Common Stock in accordance with Article 2 by the Majority Parent Shareholders. This Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether enforcement is considered in a proceeding in equity or at Law.

Section 4.5 No Conflict; Required Filings and Consents.

Section 4.5.1 The execution and delivery of this Agreement does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby will not, (A) assuming the Required Parent Shareholders approve the Merger, conflict with or violate any provision of the Parent Charter or the Parent Bylaws, (B) assuming that all consents, approvals, authorizations and permits described in Section 4.5.2 have been obtained and all filings and notifications described in Section 4.5.2 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or (C) assuming that all consents, approvals, authorizations and permits described in Section 4.5.2 have been obtained and all filings and notifications described in Section 4.5.2 have been made and any waiting periods thereunder have terminated or expired, or require any consent or approval under, result in any breach of, or any loss of any benefit under, or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation of, or result in the creation of a lien or other encumbrance (other than Permitted Liens) on any property or asset of Parent or any Parent Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, Parent Permit or other legally binding obligation to which Parent or any Parent Subsidiary is party, except, as to clauses (B) and (C), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5.2 The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (A) as may be required under the Exchange Act, the Securities Act, any applicable Blue Sky Laws, the Antitrust Laws, the filing and recordation of the Certificates of Merger as required by the MBCA and the Parent Corporation Law, approval by UST of the retirement and cancellation of the TARP Preferred Stock, receipt of the FDIC Consent, and Federal Reserve approval of the purchase or redemption of the TARP Preferred Stock as contemplated herein or (B) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6 Permits; Compliance with Law.

Section 4.6.1 Except for employee benefit plans, labor and other employment matters, which are the subjects of Sections 4.10 and 4.11, environmental matters, which are the subject solely of Section 4.15, and tax matters, which are the subject of Section 4.18, each of Parent and each Parent Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority necessary for Parent and each Parent Subsidiary to own, lease and operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Parent Permits”), and all such Parent Permits are valid, and in full force and effect, except where the failure to be in possession of, the suspension or cancellation of, failure to be valid or in full force and effect of, any of the Parent Permits has not had, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent or any Parent Subsidiary is in default or violation of (except for Laws or Parent Permits with respect to matters that are the subject of Sections 4.10, 4.11, 4.15, or 4.18), (a) any of the provisions of the Parent Charter or Parent Bylaws (or other governing instruments) or (b) any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or any Parent Permits, except in the case of clause (a) or (b), for any such defaults or violations that have not had, individually or in the aggregate, a Parent Material Adverse Effect. Since December 31, 2008, neither Parent nor any Parent Subsidiary has received any written notification or communication from any agency or department of federal, state, or local government or any Governmental Authority or the staff thereof (a) asserting that any of Parent or any Parent Subsidiary is not in compliance with any Laws, initiating any proceeding or, to the knowledge of Parent threatening an investigation into the business or operations of Parent or any Parent Subsidiary or (b) requiring Parent or any Parent Subsidiary to enter into or consent to the issuance of a cease and desist or other order, injunction, formal agreement, directive, commitment, or memorandum of understanding, to become a party to any commitment letter or similar undertaking to or to adopt any board resolution or similar undertaking, that restricts, or by its terms will in the future restrict, the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (each, a “Parent Regulatory Agreement”), except with respect to each of clause (a) and (b), for matters that (x) solely relate to a Governmental Authority that is not the SEC or a Banking Authority, and (y) have not had, individually or in the aggregate, a Company Material Adverse Effect. Neither Parent nor any Parent Subsidiary is subject to a Parent Regulatory Agreement. Parent and each Parent Subsidiary has performed all obligations required to be performed by it under each Parent Regulatory Agreement. There is no unresolved violation with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations, except for examinations conducted in the regular course of the business of Parent, by any such Governmental Authority of, Parent or any Parent Subsidiary.

Section 4.6.2 Without limiting the generality of Section 4.6.1, Parent and each of the Parent Subsidiaries, except as has not had, individually or in the aggregate, a Parent Material Adverse Effect: (i) has conducted its business in compliance with all applicable Laws, including the Sarbanes-Oxley Act of 2002, Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W, the Equal Credit Opportunity Act, the Foreign Corrupt Practices Act, the Fair Credit Reporting Act, the Gramm Leach Bliley Act, the Fair Housing Act, the CRA, the Fair Lending Laws and other Laws relating to discriminatory or unfair and deceptive acts and practices, the USA PATRIOT Act and the Bank Secrecy Act, the requirements of OFAC and all orders and requirements of applicable Governmental Authorities, including those referred to in Section 4.13, and has not received notice of any defaults or violations of any applicable Laws, any orders, decisions or settlements from or with any Governmental Authority, including the United States Department of Justice.

Section 4.6.3 Parent has (A) no knowledge of any event, condition, action or pending action by any Governmental Authority, any change in applicable Laws or regulations or any circumstance with respect to Parent or any of its Subsidiaries, and (B) no knowledge that any Governmental Authority is reasonably likely to impose any restrictions, requirements or conditions in connection with its approval of the Merger or the Bank Merger, in each case that would be reasonably expected to delay any required approvals of the Merger or the Bank Merger or result in any condition to the receipt of such approvals that would permit termination of this Agreement.

Section 4.7 SEC Filings; Financial Statements; Other Reports.

Section 4.7.1 Parent has filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed with the SEC by it under the Securities Act or the Exchange Act, as the case may be, from and after January 1, 2009 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing, as amended or supplemented if applicable, (A) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Parent Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

Section 4.7.2 Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Filings. Neither Parent nor any of the Parent Subsidiaries has outstanding, or has since the effective date of Section 402 of SOX, made or arranged for any outstanding “extensions of credit” to or for directors or executive officers of Parent or their related interests in violation of Section 402 of SOX or Federal Reserve Regulations O or W.

Section 4.7.3 Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance to Parent and the Parent Board (A) that transactions of Parent and the Parent Subsidiaries are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (B) that receipts and expenditures of Parent and the Parent Subsidiaries are made only in accordance with the authorizations of management and the Parent Board and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. The books and records of Parent and the Parent Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of Parent and the Parent Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or the Parent Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that has not had, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7.4 Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, Parent has not received any written notification from its outside auditors of any (A) “significant deficiency” or (B) “material weakness” in Parent’s internal controls over financial reporting on or after January 1, 2009. To the knowledge of Parent, there is no outstanding “significant deficiency” or “material weakness” (in each case, as defined by Public Company Accounting Oversight Board rule) that has not been appropriately and adequately remedied by Parent.

Section 4.7.5 Each of the consolidated financial statements (including any notes thereto) contained in the Parent SEC Filings, as amended, supplemented or restated, if applicable, was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each of such consolidated financial statements, as amended, supplemented or restated, if applicable, presented fairly, in all material respects, the consolidated financial position, results of operations, comprehensive income (as required by GAAP), changes in shareholders’ equity, and cash flows of Parent and the consolidated Parent Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

Section 4.7.6 Except as and to the extent set forth (A) on the consolidated balance sheet of Parent and the consolidated Parent Subsidiaries as of December 31, 2011 included in Parent’s annual report filed on Form 10-K for the year ended December 31, 2011, including the notes thereto, or (B) in the Parent SEC Filings filed after December 31, 2011, none of Parent or any consolidated Parent Subsidiary had at the relevant balance sheet date, any liabilities or obligations that would be required to be reflected or reserved against on a balance sheet (or in the notes thereto) prepared in accordance with GAAP and none have arisen since such date, except, in each case, for liabilities or obligations (i) contemplated by or under this Agreement or incurred in connection with the transactions contemplated hereby, (ii) incurred in the ordinary course of business and in a manner consistent with past practice or (iii) that have not had, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7.7 Since December 31, 2008, Parent and each of the Parent Subsidiaries has timely filed all material reports and material statements, together with any material amendments required to be made with respect thereto, that it was required to file with Banking Authorities. As of their respective dates, each of such reports and documents, including the exhibits and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 4.8 Disclosure Documents.

Section 4.8.1 The Registration Statement, Joint Proxy Statement/Prospectus and any Other Filings, and any amendments or supplements thereto, that Parent is responsible for filing at (A) the time the Registration Statement is declared effective, (B) the time the Joint Proxy Statement/Prospectus or such Other Filing (or any amendment thereof or supplement thereto) is first made publicly available to the shareholders of Parent, (C) the time of the Parent Shareholders’ Meeting, and (D) the time of the Company Shareholders’ Meeting will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and other applicable Law.

Section 4.8.2 The Registration Statement, Joint Proxy Statement/Prospectus or any Other Filing, or amendments or supplements thereto, insofar as it reflects information supplied by or on behalf of Parent for use therein, at (A) the time the Registration Statement is declared effective, (B) the time the Joint Proxy Statement/Prospectus or such Other Filing (or any amendment thereof or supplement thereto) is first made publicly available to the shareholders of Parent and (C) the time of the Parent Shareholders’ Meeting will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 4.8.3 The representations and warranties contained in this Section 4.8 will not apply to the failure of the Registration Statement, Joint Proxy Statement/Prospectus or any Other Filing to comply as to form as a result of, or statements or omissions included therein based upon, information supplied to Parent by or on behalf of the Company.

Section 4.9 Absence of Certain Changes or Events.

Since December 31, 2011, except as (A) disclosed in the Parent SEC Filings filed after December 31, 2011 and prior to the date of this Agreement (but disregarding disclosures contained under the heading “Risk Factors,” or disclosures set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), or (B) contemplated by this Agreement, there has not been (i) a Parent Material Adverse Effect or (ii) any action taken by Parent or any Parent Subsidiary during the period from December 31, 2011 through the date of this Agreement that would have required the Company’s consent if Parent had been subject to Section 5.2 at such time.

Section 4.10 Employee Benefit Plans.

Section 4.10.1 Section 4.10.1 of the Parent Disclosure Schedule sets forth a true and complete list of each material Parent Benefit Plan. “Parent Benefit Plan” means each “employee benefit plan” as defined in

Section 3(3) of ERISA, and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant of Parent or any Parent Subsidiary (or to any dependent or beneficiary thereof), which is maintained, sponsored or contributed to by Parent or any Parent Subsidiary, or under which Parent or any Parent Subsidiary has any actual or contingent obligation or liability, including all incentive, bonus, deferred compensation, cafeteria, medical, disability, severance, stock purchase or equity based compensation plans, policies or programs.

Section 4.10.2 Parent has delivered or made available to the Company true and complete copies of (A) each Parent Benefit Plan; (B) any amendments thereto; (C) the related summary plan description (together with all summaries of material modifications) and prospectus, if any; (D) each related trust or custodial agreement; (E) each deposit administration, group annuity, insurance or other funding agreement associated with each Parent Benefit Plan; (F) the most recent actuarial report, including FASB reports relating to post-employment benefits; and (G) the most recent 5500 annual return for any Parent Benefit Plan that files such returns.

Section 4.10.3 Each Parent Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. With respect to the Parent Benefit Plans, no event has occurred and, to the knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent or any Parent Subsidiary could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Parent Benefit Plans, ERISA, the Code or any other Law applicable to such Parent Benefit Plans.

Section 4.10.4 Each Parent Benefit Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter or notification, advisory or opinion letter, as applicable, from the IRS as to its qualified status and, to Parent’s knowledge, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Parent Benefit Plan. There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Parent Benefit Plan that could result in material liability to Parent. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Parent, is threatened against or with respect to any Parent Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).

Section 4.10.5 No Parent Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA). Neither Parent nor any Parent Subsidiary has incurred any liability under Title IV of ERISA which has not been satisfied in full. To Parent’s knowledge, no event has occurred, and no condition or circumstance exists that, alone or together with any other event, condition or circumstance, would reasonably be expected to result in any liability under Title IV of ERISA being imposed upon Parent or any Parent Subsidiary.

Section 4.10.6 Parent has no material unfunded liabilities in connection with any of the Parent Benefit Plans. All material contributions, premium payments and other payments due from Parent or any Parent Subsidiary to or under the Parent Benefit Plans have been paid or deposited, as applicable, in a timely manner.

Section 4.10.7 Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, alone or in connection with any other event (including any termination of employment or service), (A) result in any payment or benefit becoming due under any Parent Benefit Plan, (B) increase any payments or benefits otherwise payable under any Parent Benefit Plan, (C) result in the acceleration of the time of payment or vesting of any payments or benefits under any Parent Benefit Plan to any extent, or (D) result in the forgiveness in whole or in part of any outstanding loans made by Parent or any Parent Subsidiary to any person.

Section 4.11 Labor and Other Employment Matters.

Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and each Parent Subsidiary is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours. Neither Parent nor any Parent Subsidiary is, or has been within the past ten (10) years, a party to a collective bargaining agreement and no labor union has been certified to represent any employee or Parent or any Parent Subsidiary, or has applied to represent or is attempting to organize so as to represent such employees. There is no pending or, to the knowledge of Parent, threatened work stoppage, slowdown or labor strike against Parent or any Parent Subsidiary.

Section 4.12 Material Contracts.

Section 4.12.1 Except for contracts set forth on the “Exhibit Index” included in Parent’s Form 10-K for the year ended December 31, 2011 or the Parent SEC Filings subsequently filed, as of the date of this Agreement, neither Parent nor any Parent Subsidiary, nor any of their respective assets, properties, businesses or operations is a party to, bound or affected by, or receives benefits under any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (a “Parent Material Contract”).

Section 4.12.2 Each Parent Material Contract is in full force and effect and legally valid, binding and enforceable in accordance with its terms in all material respects on Parent and each Parent Subsidiary party thereto and, to Parent’s knowledge, each other party thereto, except as enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether considered in a proceeding in equity or at Law. Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each Parent Subsidiary has performed all obligations required to be performed by it under each Parent Material Contract. To Parent’s knowledge, and except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, each other party to each Parent Material Contract has performed all obligations required to be performed by it under such Parent Material Contract. None of Parent or any Parent Subsidiary has received written notice of any material violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Parent Material Contract, except for violations or defaults that have not had, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.13 Agreements with Bank Regulators.

Neither Parent nor any Parent Subsidiary is subject to any cease-and-desist order or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter, board resolution required to be submitted to a regulatory authority or similar undertaking to, or is subject to any Government Order which restricts the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its dividends or its management, nor has Parent been advised by any Governmental Authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither Parent nor any Parent Subsidiary is required by Section 32 of the Federal Deposit Insurance Act or FDIC Regulations Part 359 or by the Federal Reserve to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer or to limit golden parachute payments or indemnification.

Section 4.14 Litigation.

Section 4.14.1 As of the date of this Agreement, there is no Litigation pending or, to the knowledge of Parent, threatened, nor, to the knowledge of Parent, is there any investigation pending, in each case, against

Parent or any Parent Subsidiary, and none of Parent or any Parent Subsidiary is subject to any outstanding judgment, order, writ, injunction or decree, in each case, which has had, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.14.2 Section 4.14 of the Parent Disclosure Schedule sets forth a list of all Litigation as of the date of this Agreement (a) to which Parent or any Parent Subsidiary is a party, (b) which names Parent or a Parent Subsidiary as a defendant or cross-defendant, and (c) involves a claim against Parent or a Parent Subsidiary for damages in excess of $500,000 or for injunctive or other similar equitable relief. Section 4.14.2 of the Parent Disclosure Schedule sets forth a list of all outstanding judgments, orders, writs, injunctions or decrees as of the date of this Agreement to which Parent or any Parent Subsidiary or any of their Assets is subject.

Section 4.15 Environmental Matters.

Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect:

Section 4.15.1 Each of Parent and each Parent Subsidiary is and has been for the past five years in compliance with applicable Environmental Laws and hold all Environmental Permits necessary to conduct their current operations.

Section 4.15.2 None of Parent or any Parent Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with or Liability under Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of or exposure to Hazardous Materials and no investigation, Litigation or other proceeding is pending or, to the knowledge of Parent, threatened in writing with respect thereto.

Section 4.15.3 To the knowledge of Parent, there is currently no contamination from Hazardous Materials on any real property currently or previously owned, leased or operated by Parent or any Parent Subsidiary, including any real property that Parent or any Parent Subsidiary is the beneficial owner of as trustee, that requires cleanup, remediation or any other type of response action by Parent or any Parent Subsidiary pursuant to any Environmental Law or contractual obligation.

Section 4.16 Intellectual Property.

Except for matters that, individually or in the aggregate, have not had a Parent Material Adverse Effect, (A) each of Parent and the Parent Subsidiaries owns or possesses valid rights to use all Intellectual Property necessary to conduct the business of Parent and the Parent Subsidiaries as is currently conducted, and (B) (i) during the past two years, Parent has not received any written complaint, demand or notice alleging that Parent or any Parent Subsidiary has infringed upon or misappropriated any Intellectual Property right of any third party in connection with the operation of their business, there is no suit, claim, action or proceeding pending or, to the knowledge of Parent, threatened alleging that Parent or any Parent Subsidiary has infringed upon or misappropriated any Intellectual Property right of any third party in connection with the operation of their business, and (ii) to Parent’s knowledge, no third party is currently infringing or misappropriating Intellectual Property owned by Parent or any Parent Subsidiary.

Section 4.17 Assets and Properties.

Each of Parent and the Parent Subsidiaries has good (and with respect to real estate, marketable) title to, or a valid leasehold interest in, as applicable, all of its owned or leased real property (including all rights, title, privileges and appurtenances pertaining or relating thereto) free and clear of any and all liens, except for Permitted Liens and for liens, defects or failures to be in full force and effect which do not in the aggregate materially detract from the value of such property or assets or materially impair the use thereof in the operation of the business of Parent or any Company Subsidiary. Each of Parent and the Parent Subsidiaries has title to, or a valid leasehold interest in, as applicable, all personal property used in their respective businesses free and clear of any and all liens, except for liens, defects in title or failures to be in full force and effect which have not had, individually or in the aggregate, a Parent Material Adverse Effect and except for Permitted Liens. Such personal property and owned or leased property are in good operating condition and repair, ordinary wear and tear and commercially reasonable deferred maintenance excepted, and except for such failures to be in good operating condition and repair which would not reasonably be expected to materially impair the use thereof in the operation of the business of Parent or any Parent Subsidiary. Neither Parent nor any Parent Subsidiary owns any real estate, except (i) real estate acquired through foreclosure or deed in lieu of foreclosure and (ii) real estate used for its headquarters or banking operations.

Section 4.18 Taxes.

Section 4.18.1 Parent and each Parent Subsidiary has timely filed with the appropriate taxing authority all Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, subject in each case to such exceptions as have not had, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each Parent Subsidiary has timely paid (or Parent has paid on each such Parent Subsidiary’s behalf) all Taxes due and owing, and, in accordance with GAAP, the most recent financial statements contained in the Parent SEC Filings reflect an adequate reserve (excluding any reserve for deferred Taxes) for all Taxes payable by Parent and each Parent Subsidiary for all taxable periods and portions thereof through the date of such financial statement, in each case except as, individually or in the aggregate, has not had, a Parent Material Adverse Effect.

Section 4.18.2 To the knowledge of Parent: (A) there are no audits or other proceedings pending with regard to any Taxes or Tax Returns of Parent or any Parent Subsidiary; (B) neither Parent nor any Parent Subsidiary has received a written notice or announcement of any audits or proceedings subject to such exceptions as have not had, individually or in the aggregate, a Parent Material Adverse Effect; and (C) neither Parent nor any Parent Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year. Each assessed deficiency resulting from any audit or examination relating to Taxes by any Governmental Authority has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by Parent or any Parent Subsidiary except as has not had, individually or in the aggregate a Company Material Adverse Effect.

Section 4.18.3 There are no Tax liens upon any property or assets of Parent or any Parent Subsidiary except liens for current Taxes not yet due and payable.

Section 4.18.4 Neither Parent nor any Parent Subsidiary (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing affiliated, combined, consolidated or unitary Tax Returns, a group of which Parent was the common parent, (B) has any liability for Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or (C) is a party to or bound by any Tax sharing or allocation agreement or has any other current or potential contractual obligation to indemnify any other person with respect to Taxes.

Section 4.18.5 Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each Parent Subsidiary has complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or similar provisions under any Federal, state, local or foreign Laws) and has, within the time and the manner prescribed by applicable Law, withheld from and paid over to the proper Governmental Authority all amounts required to be so withheld and paid over under applicable Law.

Section 4.18.6 Within the two-year period ending on the Effective Time, neither Parent nor any Parent Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” as such terms are defined in Section 355 of the Code in a distribution of stock qualifying or intended to qualify for tax-free treatment (in whole or in part) under Section 355(a) or 361 of the Code.

Section 4.18.7 No claim that has not been resolved has ever been made by any Governmental Authority in a jurisdiction where Parent or any Parent Subsidiary does not file a Tax Return that it is, or may be, subject to an amount of Tax by that jurisdiction that, individually or in the aggregate, has had a Parent Material Adverse Effect.

Section 4.18.8 Neither Parent nor any Parent Subsidiary is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

Section 4.18.9 Neither Parent nor any Parent Subsidiary will be required to include in a taxable period ending after the Effective Time taxable income attributable to income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of state, local or foreign Tax Law, or any other change in method of accounting.

Section 4.18.10 Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” as defined in Treasury Regulation Section 1.6011-4.

Section 4.19 Vote Required.

The affirmative vote of the holders of majority of the voting power of the outstanding shares of Parent Common Stock on the matter (the “Required Parent Shareholders”) is necessary to approve this Agreement and the affirmative vote of a majority of the votes cast on the matter is necessary to approve the issuance of the shares of Parent Common Stock in accordance with Article 2 (the “Majority Parent Shareholders”).

Section 4.20 Brokers.

No broker, investment banker, financial advisor or other person (other than RBC Capital Markets, LLC) is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any transaction contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its affiliates.

Section 4.21 Financing.

As of the Closing, Parent shall have available cash sufficient to consummate the transactions contemplated by this Agreement, including the Merger and the TARP Purchase (if applicable).

Section 4.22 Tax Matters.

Neither Parent nor any Parent Subsidiary or, to the knowledge of Parent, any of Parent’s affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Parent is not aware of any agreement, plan or other circumstances that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.23 Ownership of Company Common Stock.

None of Parent nor any Parent Subsidiary owns (directly or indirectly, beneficially or of record, except on behalf of their customers) or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than shares held in trust accounts or otherwise held for or on behalf of third parties in a fiduciary, custodian or similar capacity where none of Parent or the Parent Subsidiaries is the beneficial owner).

Section 4.24 Opinion of Financial Advisor.

Parent has received the opinion of RBC Capital Markets, LLC, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to Parent.

Section 4.25 Investigation by Parent; Limitation on Warranties.

Parent has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Company and the Company Subsidiaries and acknowledges that Parent has been provided access to personnel, properties, premises and records of the Company and the Company Subsidiaries for such purposes. In entering into this Agreement, except as expressly provided herein, Parent has relied solely upon its independent investigation and analysis of the Company and the Company Subsidiaries and Parent acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, any Company Subsidiaries, or any of their respective directors, officers, shareholders, employees, affiliates, agents, advisors or representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally.

Article 5.

COVENANTS

Section 5.1 Conduct of Business by the Company Pending the Closing.

The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Schedule, as permitted or contemplated by any other provision of this Agreement or as required by applicable Law or the regulations or requirements of the Nasdaq, unless Parent shall otherwise agree in writing (which shall not be unreasonably withheld or delayed), the Company will, and will cause each Company Subsidiary to, (A) conduct its operations in the ordinary course of business substantially consistent with past practice and (B) use its reasonable best efforts to preserve substantially intact its business organization, goodwill and present relationships with its material customers, material suppliers, key employees and regulatory authorities. Without limiting the foregoing, except as set forth in Section 5.1 of the Company Disclosure Schedule, as permitted or contemplated by any other provision of this Agreement or as required by applicable Law, a Governmental Authority or the regulations or requirements of Nasdaq, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

Section 5.1.1 amend its articles of incorporation or bylaws or equivalent organizational documents;

Section 5.1.2 issue or authorize the issuance of any shares of capital stock of, or other Equity Interests in, the Company or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the Company, other than the issuance of Company Common Stock in connection with salary stock arrangements in effect on the date of this Agreement (which may be continued at their current levels through the Effective Time at the Company’s sole discretion), or upon the exercise of Company Options or warrants outstanding on the date hereof (including the TARP Warrant) or the settlement of Company RSUs outstanding on the date hereof;

Section 5.1.3 sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets of the Company or any Company Subsidiary, except in the ordinary course of business;

Section 5.1.4 declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its common stock (other than dividends paid by a wholly owned Company Subsidiary to the Company or to any other wholly owned Company Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

Section 5.1.5 other than in the case of a wholly owned Company Subsidiary, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly (other than cashless exercises of Company Options or the TARP Warrant or repurchases of Company Restricted Stock or shares issued upon vesting and settlement of Company RSUs), any of its capital stock, other Equity Interests or other securities;

Section 5.1.6 acquire (including by merger, consolidation, or acquisition of stock or assets) any Equity Interest in any person or all or substantially all of the assets of any person, other than incident to foreclosures in connection with debts previously contracted in good faith;

Section 5.1.7 make any change in accounting policies or procedures, except as required by GAAP or Governmental Authority;

Section 5.1.8 take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

Section 5.1.9 take any action that would be reasonably likely to delay the effectiveness of the Registration Statement;

Section 5.1.10 make, change or rescind any Tax election, change a Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any Tax closing agreement, settle any Tax claim or assessment relating to the Company or any Company Subsidiaries, surrender any right to claim a refund of Taxes, consent to extension or waiver of the statute of limitations applicable to any Tax, or take any similar action;

Section 5.1.11 settle or compromise any pending or threatened suit, action or claim (i) relating to the transactions contemplated hereby, (ii) that places any material prohibitions or restrictions on the business or operations of the Company or any Company Subsidiary, or (iii) would require payment by the Company or any Company Subsidiary of an amount greater than $200,000, in the aggregate, per suit, action or claim in excess of applicable insurance coverage or specific loss reserves reflected on the balance sheet of the Company included in the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2012, as filed with the SEC on August 6, 2012;

Section 5.1.12 (A) incur, assume or prepay (provided that such prepayment triggers a penalty, additional cost or expense or loss to the Company or any Company Subsidiary) any long-term or short-term debt or issue any debt securities except for borrowings or prepayments under existing lines of credit or in the ordinary course of business and refinancing of existing indebtedness (it being understood that incurrence or prepayment of indebtedness in the ordinary course of business of the Company Bank includes deposits, FHLB borrowings, repurchase agreements and similar liabilities in the ordinary course of the Company Bank’s business consistent with past practice); or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person, except for obligations of the Company or any wholly owned Company Subsidiary incurred in compliance with clause (A);

Section 5.1.13 (A) except as may be required by Law or by the terms of such Company Benefit Plan as in existence on the date hereof, enter into (other than renewals of existing Company Benefit Plans in the ordinary course of business and consistent with past practice that do not result in material increased cost or liability to the Company or any Company Subsidiary), adopt, amend (except to comply with, conform to or secure an exemption from the requirements of Section 409A of the Code, but only to the extent that such Section 409A-related actions do not result in increased cost or liability to the Company or any Company Subsidiary (or Parent or any Parent Subsidiary following the Effective Time), other than immaterial administrative costs in connection with the taking of such actions or terminate any Company Benefit Plan, or change any actuarial assumptions related thereto; (B) increase in any manner the compensation or benefits of any current or former director, employee or consultant, except (i) for normal increases in the ordinary course of business consistent with past practice that do not exceed, in the aggregate on an annualized basis, 2.3% of the Company’s compensation and benefits costs for the twelve month period prior to the date of this Agreement or (ii) as required under any existing Company Benefit Plan; (C) accelerate, amend or change the period of exercisability or vesting of any award under any Company Stock Plan, or authorize cash payments in exchange for any such award; (D) establish, adopt or enter into any collective bargaining agreement or other contract or work rule or practice with any labor union or organization; (E) fund (or agree to fund) any compensation or benefits under any Company Benefit Plan, including through a “rabbi” or similar trust; or (F) hire (or agree to hire) any employee who would have an annual base salary in excess of $120,000; provided, however, that all compensation and benefits shall be subject to the limitations resulting from, and shall be in compliance with applicable Law, including those limits imposed due to the ownership of the TARP Preferred Stock by UST;

Section 5.1.14 (i) except in the ordinary course of business, enter into, modify, amend or terminate any Company Material Contract or waive, release, compromise or assign any material rights or claims, or (ii) enter into, modify or amend any Contract of the sort specified in Section 3.12(c) or (f);

Section 5.1.15 enter into any material new line of business or change in any material respect its lending, investment, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking or operating policies, except in the ordinary course of business consistent with past practice or as required by Law or a Governmental Authority;

Section 5.1.16 make, or commit to make, any capital expenditures not provided for in the capital expenditure budget previously disclosed to Parent and in excess of $100,000 individually or $500,000 in the aggregate;

Section 5.1.17 except as required by Law or applicable regulatory authorities, make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans;

Section 5.1.18 make a loan in material violation of, or otherwise fail to comply in all material respects with, the underwriting and credit policies of the Company and the Company Subsidiaries as they are in effect as of the date hereof;

Section 5.1.19 restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or its policies with respect to the classification or reporting of such portfolios; or

Section 5.1.20 authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Section 5.2 Conduct of Business by Parent Pending the Closing.

Parent agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.2 of the Parent Disclosure Schedule, as permitted or contemplated by any other provision of this Agreement or as required by applicable Law or the regulations or requirements of the Nasdaq, unless the Company shall otherwise agree in writing (which shall not be unreasonably withheld or delayed), Parent will, and will cause each Parent Subsidiary to, (A) conduct its operations in the ordinary course of business substantially consistent with past practice and (B) use its reasonable best efforts to preserve substantially intact its business organization, goodwill and present relationships with its material customers, material suppliers, key employees and regulatory authorities. Without limiting the foregoing, except as set forth in Section 5.2 of the Parent Disclosure Schedule, as permitted or contemplated by any other provision of this Agreement or as required by applicable Law or the regulations or requirements of the Nasdaq, Parent shall not, and shall not permit any Parent Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed):

Section 5.2.1 amend its articles of incorporation or bylaws or equivalent organizational documents;

Section 5.2.2 issue or authorize the issuance of any shares of Parent Common Stock or securities convertible or exchangeable or exercisable for any shares of Parent Common Stock, or any options, warrants or other rights of any kind to acquire any shares of Parent Common Stock, other than (a) the authorization or issuance of Parent Common Stock or securities convertible or exchangeable or exercisable for any shares of Parent Common Stock, or any options, warrants or other rights of any kind to acquire any shares of Parent Common Stock to the employees or directors of Parent or the Parent Subsidiaries in connection with compensation and benefits arrangements, including in connection with salary stock arrangements in effect on the date of this Agreement (which may be continued at their current levels through the Effective Time at Parent’s sole discretion), (b) without limiting the generality of the preceding clause, the authorization or issuance of Parent Common Stock upon the exercise of Parent Options or warrants outstanding on the date hereof (including the TARP Warrant), (c) the authorization or issuance of Parent Common Stock as may be necessary or desirable to obtain the consent or approval of any Governmental Authority with respect to the Merger and the transactions contemplated hereby, or as may be otherwise necessary or desirable to maintain an appropriate amount of regulatory capital in connection with the consummation of the Merger and the transactions contemplated hereby, (d) the authorization or issuance of Parent Common Stock in accordance with the provisions of Article II in connection with the consummation of the Merger, and (e) to the extent permitted under Section 5.2.6;

Section 5.2.3 sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets of Parent or any Parent Subsidiary, except in the ordinary course of business;

Section 5.2.4 declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof), with respect to any of its capital stock other than (A) dividends paid by a wholly owned Parent Subsidiary to Parent or any other wholly owned Parent Subsidiary or (B) quarterly dividends at or below the rate paid to shareholders in 2011;

Section 5.2.5 other than in the case of a wholly owned Parent Subsidiary, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly (other than cashless exercise of Parent Options), any of its capital stock, other Equity Interests or other securities;

Section 5.2.6 acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any assets in any transaction that would require the approval of a Banking Authority, other than acquisitions pursuant to which the consideration to be paid by the Parent and the Parent Subsidiaries therefor, in the aggregate, is less than $250,000,000 (in cash or securities of Parent) that would not reasonably be expected to impede or delay the receipt of any Necessary Governmental Approval in any material respect;

Section 5.2.7 take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

Section 5.2.8 take any action that would be reasonably likely to materially delay the effectiveness of the Registration Statement;

Section 5.2.9 settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

Section 5.2.10 (A) incur, assume or prepay any long-term or short-term debt or issue any debt securities, except for borrowings or prepayments under existing lines of credit or in the ordinary course of business and refinancing of existing indebtedness (it being understood that incurrence or prepayment of indebtedness in the ordinary course of business of Parent Bank includes deposits, FHLB borrowings, repurchase agreements and similar liabilities in the ordinary course of Parent Bank’s business consistent with past practice) and except for borrowings solely for the purpose of satisfying Parent’s obligations under Sections 2.1.5 and 5.19; or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person, except for obligations of Parent or any wholly owned Parent Subsidiary incurred in compliance with clause (A);

Section 5.2.11 make, change or rescind any Tax election, change a Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any Tax closing agreement, settle any Tax claim or assessment relating to the Parent or any Parent Subsidiaries, surrender any right to claim a refund of Taxes, consent to extension or waiver of the statute of limitations applicable to any Tax, or take any similar action, except in each case for any such actions that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, taking into account the relative benefits of taking any such action; or

Section 5.2.12 authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Section 5.3 Cooperation.

Section 5.3.1 The Company and Parent shall, and shall cause Company Bank and Parent Bank to, coordinate and cooperate in connection with (A) the preparation of the Registration Statement, Joint Proxy Statement/Prospectus and any Other Filings, including applications to be submitted by Parent to the applicable Governmental Authorities for approval of the Merger and the other transactions contemplated hereby, (B) determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts or Parent Material Contracts, in connection with the consummation of the Merger and (C) seeking to obtain any such actions, consents, approvals or waivers or making any such filings required in connection therewith or with the Registration Statement, Joint Proxy Statement/Prospectus or any Other Filing, and all applications and requests to the applicable Banking Authorities, and the Department of Justice, required or deemed by Parent or the Company to be advisable in connection with the transactions contemplated hereby; provided, however, that except as expressly provided in Article 6, no such actions, consents, approvals, waivers or filings shall constitute conditions to Closing.

Section 5.3.2 The Company shall cooperate with Parent, its Subsidiaries and representatives to facilitate the conversion of the Company’s and its Subsidiaries’ systems and internal controls, to train the employees of the Company’s and its Subsidiaries’ employees in the policies, methods and practices utilized by Parent and its Subsidiaries.

Section 5.4 Registration Statement; Joint Proxy Statement/Prospectus.

Section 5.4.1 As promptly as practicable after the execution of this Agreement, the Company and Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”), which shall include a prospectus in connection with the issuance of shares of Parent Common Stock to the shareholders of the Company pursuant to the Merger, and a joint proxy statement relating to the Company Shareholders’ Meeting and the Parent Shareholders’ Meeting (the “Joint Proxy Statement/Prospectus”) (it

being understood that Parent shall file the Registration Statement with the SEC, and each of Parent and the Company shall file the Joint Proxy Statement/Prospectus). In connection therewith, each of the Company and Parent shall reasonably cooperate and shall cause their respective independent registered public accountants to cooperate with the other party and its independent registered public accountant, in connection with the preparation of the Registration Statement and Joint Proxy Statement/Prospectus, including with respect to the preparation of the pro forma and other financial information required to be included therein, or in any Current Report on Form 8-K or Exchange Act report or filing by Parent, including any registration statement filed by Parent, including by providing consents and customary comfort letters reasonably requested by Parent. In addition, each of the Company and Parent shall prepare and file with the SEC any Other Filings as and when required or requested by the SEC. Each of the Company and Parent will use reasonable best efforts to respond to any comments made by the SEC with respect to the Registration Statement, Joint Proxy Statement/Prospectus and any Other Filings, and to cause the Registration Statement to become effective as promptly as practicable. Prior to the effective date of the Registration Statement, Parent shall use reasonable best efforts to take all or any action required under any applicable federal or state securities Laws in connection with the issuance of shares of Parent Common Stock in the Merger. Each of the Company and Parent shall furnish, or cause to be furnished, all information concerning it and the holders of its capital stock as the other party may reasonably request in connection with such actions and the preparation of the Registration Statement, Joint Proxy Statement/Prospectus and any Other Filings. Subject to Sections 5.5 and 5.7, as promptly as reasonably practicable, each of the Company and Parent shall mail the Joint Proxy Statement/Prospectus to its shareholders. Subject to Section 5.7 hereof, the Company Proxy Statement shall include the recommendation of the Company Board that approval of this Agreement by the Company’s shareholders is advisable and that the Company Board has determined that the Merger is fair to and in the best interests of the Company’s shareholders (the “Company Recommendation”). The Joint Proxy Statement/Prospectus shall also include the recommendation of the board of directors of Parent (the “Parent Board”) that Parent’s shareholders approve the Merger and the issuance of shares of Parent Common Stock in accordance with Article 2 (the “Parent Recommendation”).

Section 5.4.2 Subject to Section 5.7 and other than pursuant to Rule 425 of the Securities Act or Rule 14a-12 of the Exchange Act with respect to releases made in compliance with Section 5.11 of this Agreement, no amendment or supplement to Joint Proxy Statement/Prospectus or any Other Filings, nor any response to any comments or inquiry from the SEC, will be made by the Company or Parent without providing the other party with the opportunity to review and comment upon such response, giving due consideration to all reasonable additions, deletions or changes suggested in connection therewith. The Company and Parent each will advise the other promptly after it receives notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement, the Joint Proxy Statement/Prospectus or any Other Filings or comments thereon and responses thereto or requests by the SEC for additional information.

Section 5.4.3 The Company shall use reasonable best efforts to cause to be delivered to Parent a letter of Ernst & Young LLP, the Company’s independent public accountants, dated within two Business Days before the date on which the Registration Statement shall become effective, addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with other registration statements that Parent may file.

Section 5.4.4 The Parent shall use reasonable best efforts to cause to be delivered to the Company a letter of Ernst & Young LLP, the Parent’s independent public accountants, dated within two Business Days before the date on which the Registration Statement shall become effective, addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with other registration statements.

Section 5.4.5 The parties shall use their reasonable best efforts to cause their respective independent auditors to render any consent required by the SEC to include its report on the Company consolidated financial statements or the Parent consolidated financial statements, as the case may be, in the Registration Statement and to references to said accountants as experts in the Registration Statement with respect to the matters included in said report.

Section 5.4.6 Parent shall promptly inform the Company if, at any time prior to the Effective Time, any event or circumstance relating to Parent or any Parent Subsidiary, or any of their respective officers or directors, should be discovered by Parent that should be set forth in an amendment or a supplement to the Registration Statement Joint Proxy Statement/Prospectus or any Other Filing. The Company shall promptly inform Parent if, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary, or any of their respective officers or directors, should be discovered by the Company that should be set forth in an amendment or a supplement to the Registration Statement, Joint Proxy Statement/Prospectus or any Other Filing.

Section 5.5 Shareholders’ Meetings.

Section 5.5.1 Company Shareholders’ Meeting

Section 5.5.1.1 Subject to Section 5.5.1.2, the Company shall call and hold meetings of the holders of the Company Common Stock and of the holders of the TARP Preferred Stock (including any postponements or adjournments thereof, the “Company Shareholders’ Meetings”) as promptly as reasonably practicable after the effective date of the Registration Statement for the purpose of voting upon the approval of this Agreement; provided however, that the holders of TARP Preferred Stock may act by consent without a meeting to the extent permitted by Michigan Law. The Company Shareholders Meetings may be held at a single time or in a single place at the election of the Company. Notwithstanding anything to the contrary in the preceding sentence, at any time prior to any Company Shareholders’ Meeting and subject to compliance with Section 5.7, the Company may adjourn or postpone such Company Shareholders’ Meeting to the extent necessary (a) to respond to a Company Acquisition Proposal if the Company Board makes the determinations described in Section 5.7.2(ii)(A) and (C). Notwithstanding anything to the contrary in the first sentence of this Section 5.5.1.1, the Company shall not be required to hold the Company Shareholders’ Meetings if this Agreement is terminated before that meeting is held.

Section 5.5.1.2 The Company shall not be required to call and hold the Company Shareholders’ Meeting as provided in Section 5.5.1.1 until Parent has delivered to the Company either (i) one or more irrevocable consents from the Required TARP Preferred Holders approving this Agreement or (ii) a binding written agreement whereby the Parent has agreed with UST or other holders of TARP Preferred Stock to purchase all of the issued and outstanding shares of TARP Preferred Stock immediately prior to the Closing, in either case including an agreement by such TARP Preferred Stock holders that their shares of TARP Preferred Stock will not be (x) in the case of clause (i) sold, pledged, transferred or otherwise disposed of on or before the date of the Company’s Shareholders’ Meetings, and (y) in the case of clause (ii) sold, pledged, transferred or otherwise disposed of on or before the Effective Time, except to Parent (“TARP Purchase Agreement”). In the event that such irrevocable consents or TARP Purchase Agreement have not been provided on or before the date that is ninety days after the date of this Agreement, this Agreement shall be deemed to have been modified in accordance with Section 5.5.1.2 of the Company Disclosure Schedule. Parent agrees to vote any shares of TARP Preferred Stock purchased pursuant to the TARP Purchase Agreement in favor of approval of this Agreement.

Section 5.5.2 Parent shall call and hold a meeting of its shareholders (including any postponements or adjournments thereof, the “Parent Shareholders’ Meeting”) as promptly as reasonably practicable after the effective date of the Registration Statement for the purpose of obtaining the approvals described in Section 4.19. Notwithstanding anything to the contrary in the preceding sentence, at any time prior to the Parent Shareholders’ Meeting and subject to compliance with Section 5.8, Parent may adjourn or postpone the Parent Shareholders’ Meeting to the extent necessary to respond to a Parent Acquisition Proposal if the Parent Board makes the determinations described in Section 5.8.2(ii)(A) and (C). Notwithstanding anything to the contrary in the first sentence of this Section 5.5.2, Parent shall not be required to hold the Parent Shareholders’ Meeting if this Agreement is terminated before that meeting is held.

Section 5.6 Access to Information; Confidentiality.

Section 5.6.1 Except as otherwise required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or any Company Subsidiary is a party, and subject to applicable Law, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to: (A) provide to Parent and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Parent Representatives”), upon reasonable prior notice to the Company, reasonable access during normal business hours to the officers of the Company and the Company Subsidiaries and to the books and records thereof and (B) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent or the Parent Representatives may reasonably request; provided, however, that any such access shall be conducted at a reasonable time, upon reasonable advance notice to the Company and in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary; provided further, that the Company shall not be required to (or cause any Company Subsidiary to) so afford such access or furnish such information to the extent that doing so would result in the loss of attorney-client privilege.

Section 5.6.2 Except as otherwise required pursuant to any confidentiality agreement or similar agreement or arrangement to which Parent or any Parent Subsidiary is a party, and subject to applicable Law, from the date of this Agreement to the Effective Time, Parent shall, and shall cause each Parent Subsidiary to: (A) provide to the Company and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Company Representatives”), upon reasonable prior notice to Parent, reasonable access during normal business hours to the officers of Parent and the Parent Subsidiaries and to the books and records thereof and (B) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of Parent and the Parent Subsidiaries as the Company or the Company Representatives may reasonably request; provided, however, that any such access shall be conducted at a reasonable time, upon reasonable advance notice to Parent and in such a manner as not to interfere unreasonably with the operation of any business conducted by Parent or any Parent Subsidiary; provided further, that Parent shall not be required to (or cause any Parent Subsidiary to) so afford such access or furnish such information to the extent that doing so would result in the loss of attorney-client privilege.

Section 5.6.3 Within 20 Business Days following the date hereof, the Company will deliver to Parent a true and accurate copy of each Contract to which the Company or any Company Subsidiary, or any of their respective assets, properties, businesses or operations is a party to, or bound or affected by, or receives benefits under, and that: (a) prohibits or restricts the Company or any Company Subsidiary from soliciting any person for employment or hire, or (b) fits within the description set forth in the parenthetical in the last six lines of Section 3.12(f) and that were not included in Section 3.12 of the Company Disclosure Schedule.

Section 5.6.4 The Company shall provide Parent with the periodic reports set forth on Section 5.6.4 of the Company Disclosure Schedule.

Section 5.6.5 With respect to the information disclosed pursuant to this Section 5.6, the parties shall comply with, and cause their respective representatives to comply with, all of their obligations under the letter agreement, dated as of June 25, 2012, entered into by the Company and Parent (the “Confidentiality Agreement”).

Section 5.7 Company Acquisition Proposals.

Section 5.7.1 Subject to Section 5.7.2 and 5.7.4, the Company agrees that it shall not, nor shall it permit or authorize any Company Subsidiaries or any of its or their directors or officers to, and shall use its reasonable best efforts to cause any other Company Representative not to, directly or indirectly, take any action to

(A) solicit, initiate or encourage any Company Acquisition Proposal, (B) participate in any way in discussions or negotiations with, or furnish any non-public information to, any person with respect to an Company Acquisition Proposal other than the Merger, (C) withdraw or modify the Company Recommendation in a manner adverse to Parent, (D) other than the Merger, approve, recommend or take any public position (including any position communicated to shareholders of the Company or any other person, but not including communications made in internal discussions among the Company’s management and its advisors) other than “against” any Company Acquisition Proposal, or (E) enter into any agreement or letter of intent with respect to any Company Acquisition Proposal. Subject to Section 5.7.2(ii), on the date of this Agreement, the Company shall immediately cease and cause to be terminated any negotiations with any person (other than Parent) conducted theretofore by the Company, the Company Subsidiaries or any Company Representative with respect to any Company Acquisition Proposal, and shall promptly request the other parties thereto to promptly return or destroy subject to the terms of such agreement any confidential information previously furnished by the Company, the Company Subsidiaries or the Company Representatives thereunder.

Section 5.7.2 Notwithstanding anything to the contrary contained in Section 5.7.1, the Company or the Company Board, as applicable, shall be permitted to:

(i)	take and disclose to the Company’s shareholders a position with respect to any tender or exchange offer by a third party or amend or withdraw such a position complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in a manner consistent with its other obligations under this Section 5.7; or

(ii)	at any time prior to obtaining the approval of the Company Shareholders and holders of TARP Preferred Stock as described in Section 3.19, negotiate or otherwise engage in discussions with, and furnish nonpublic information to, any person in response to an unsolicited written Company Acquisition Proposal by such person, if (A) the Company Board determines in good faith after consultation with and advice from a financial advisor of nationally recognized reputation, that such proposal is reasonably likely to result in a Company Superior Proposal, (B) such person executes a confidentiality agreement no less favorable to the Company than the Confidentiality Agreement, (C) the Company Board determines in good faith after consultation with the Company’s outside legal counsel that the failure to engage in such negotiation or discussions or provide such information would be reasonably likely to violate the Company Board’s fiduciary duties under applicable Law, (D) the Company Board determines in good faith after consultation with the Company’s outside legal counsel that such proposal did not result from a breach of this Section 5.7, and (E) subject to providing twenty-four (24) hours’ prior written notice of its decision to take such action to Parent.

Section 5.7.3 The Company shall notify Parent in writing of the receipt of any Company Acquisition Proposal (including the material terms thereof and the identity of the person making it) as promptly as practicable (but in no case later than twenty-four (24) hours after its receipt); shall promptly (but in no case later than twenty-four (24) hours after its receipt) inform Parent regarding any material changes to the status, terms and details (including amendments or proposed amendments) of such Company Acquisition Proposal; and shall deliver to Parent concurrently with the delivery to such person or its representatives a copy of any non-public information as permitted by Section 5.7.2 which has not previously been delivered by the Company to Parent.

Section 5.7.4 Except as otherwise specifically permitted by this Section 5.7.4, neither the Company Board nor any committee thereof shall (1) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent, its recommendation of this Agreement and that its shareholders vote in favor of this Agreement, or (2) approve, recommend or take a public position with respect to, or publicly propose to approve, recommend or take a public position with respect to, any Company Acquisition Proposal. Notwithstanding the foregoing and provided that the Company has not breached this Section 5.7, prior to approval of this Agreement by the Required Company Shareholders and the Required TARP Preferred Holders, the Company Board shall be permitted (i) to make a Company Adverse Recommendation Change, (ii) to approve or recommend any

Company Superior Proposal, (iii) to take any action otherwise prohibited by Section 5.7.1 or the first sentence of this Section 5.7.4, or (iv) to terminate this Agreement in accordance with Section 7.1.7.1 below and in connection therewith enter into an agreement with respect to such Company Superior Proposal, but, (1) in the case of each of (ii), (iii) and (iv), only if (y) the Company has received a proposal which the Company Board determines in good faith after consultation with a financial advisor of nationally recognized reputation constitutes a Company Superior Proposal and (z) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be reasonably likely to violate the Company Board’s fiduciary duties under applicable Law; and (2) in the case of (i) if the Company Board determines in good faith after consultation with the Company’s outside legal counsel that failure to make a Company Adverse Recommendation Change would be reasonably likely to violate its fiduciary duties under applicable Law. Notwithstanding anything in this Section 5.7 to the contrary, the Company shall not exercise its right to terminate this Agreement under Section 7.1.7.1 unless (A) the Company shall have delivered to Parent a prior written notice, not less than five (5) Business Days prior to the time such action is intended to be taken, advising Parent that the Company or the Company Board intends to take such action with respect to a Company Superior Proposal, specifying in reasonable detail the material terms of the Company Superior Proposal, (B) the Company negotiates with Parent in good faith to make such adjustments to the terms and conditions of this Agreement, the Merger and the other transactions contemplated hereby as would enable the Company Board to determine that failing to take such actions referred to in clauses (i) – (iv) of the second sentence of this Section would not be reasonably likely to violate the Company Board’s fiduciary duties under applicable Law, and (C) on or before the fifth Business Day following receipt by Parent of such notice, and taking into account any revised proposal made by Parent since receipt of the notice referred to in clause (A) of this sentence, such Company Superior Proposal remains a Company Superior Proposal and the Company Board has again made the determinations referred to above; provided, however, that in the event that any such Company Acquisition Proposal is thereafter modified by the person making such Company Acquisition Proposal and the Company Board determines to exercise its right to terminate this Agreement under Section 7.1.7.1, the Company shall again comply with clauses (A) and (B) of this paragraph except that the five Business-Day period shall be reduced to three Business Days.

Section 5.8 Parent Acquisition Proposals.

Section 5.8.1 Subject to Section 5.8.2 and 5.8.4, the Parent agrees that it shall not, nor shall it permit or authorize any Parent Subsidiaries or any of its or their directors or officers to, and shall use its reasonable best efforts to cause any other Parent Representative not to, directly or indirectly, take any action to (A) solicit, initiate or encourage any Parent Acquisition Proposal, (B) participate in any way in discussions or negotiations with, or furnish any non-public information to, any person with respect to a Parent Acquisition Proposal other than the Merger, (C) withdraw or modify the Parent Recommendation in a manner adverse to the Company, (D) other than the Merger, approve, recommend or take any public position (including any position communicated to shareholders of Parent or any other person, but not including communications made in internal discussions among Parent’s management and its advisors) other than “against” any Parent Acquisition Proposal, or (E) enter into any agreement or letter of intent with respect to any Parent Acquisition Proposal. Subject to Section 5.8.2(ii), on the date of this Agreement, Parent shall immediately cease and cause to be terminated any negotiations with any person (other than the Company) conducted theretofore by Parent, the Parent Subsidiaries or any Parent Representative with respect to any Parent Acquisition Proposal, and shall promptly request the other parties thereto to promptly return or destroy subject to the terms of such agreement any confidential information previously furnished by Parent, the Parent Subsidiaries or the Parent Representatives thereunder.

Section 5.8.2 Notwithstanding anything to the contrary contained in Section 5.8.1, Parent or the Parent Board, as applicable, shall be permitted to:

(i)	take and disclose to Parent’s shareholders a position with respect to any tender or exchange offer by a third party or amend or withdraw such a position complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in a manner consistent with its other obligations under this Section 5.8; or

(ii)	at any time prior to obtaining the approval of the Parent shareholders described in Section 4.19, negotiate or otherwise engage in discussions with, and furnish nonpublic information to, any person in response to an unsolicited written Parent Acquisition Proposal by such person, if (A) the Parent Board determines in good faith after consultation with and advice from a financial advisor of nationally recognized reputation, that such proposal is reasonably likely to result in a Parent Superior Proposal, (B) such person executes a confidentiality agreement no less favorable to the Parent than the Confidentiality Agreement, (C) the Parent Board determines in good faith after consultation with the Parent’s outside legal counsel that the failure to engage in such negotiation or discussions or provide such information would be reasonably likely to violate the Parent Board’s fiduciary duties under applicable Law, (D) the Parent Board determines in good faith after consultation with the Parent’s outside legal counsel that such proposal did not result from a breach of this Section 5.8, and (E) subject to providing twenty-four (24) hours’ prior written notice of its decision to take such action to the Company.

Section 5.8.3 Parent shall notify the Company in writing of the receipt of any Parent Acquisition Proposal (including the material terms thereof and the identity of the person making it) as promptly as practicable (but in no case later than twenty-four (24) hours after its receipt); shall promptly (but in no case later than twenty-four (24) hours after its receipt) inform the Company regarding any material changes to the status, terms and details (including amendments or proposed amendments) of such Parent Acquisition Proposal; and shall deliver to the Company concurrently with the delivery to such person or its representatives a copy of any non-public information as permitted by Section 5.8.2 which has not previously been delivered by Parent to the Company.

Section 5.8.4 Except as otherwise specifically permitted by this Section 5.8.4, neither the Parent Board nor any committee thereof shall (1) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to the Company, its recommendation of the approval of this Agreement and the issuance of shares of Parent Common Stock in accordance with Article 2, or (2) approve, recommend or take a public position with respect to, or publicly propose to approve, recommend or take a public position with respect to, any Parent Acquisition Proposal. Notwithstanding the foregoing and provided that Parent has not breached this Section 5.8, prior to approval of this Agreement by the Required Parent Shareholders and the approval of the issuance of shares of Parent Common Stock in accordance with Article 2 by the Majority Parent Shareholders, the Parent Board shall be permitted (i) to make a Parent Adverse Recommendation Change, (ii) to approve or recommend any Parent Superior Proposal, (iii) to take any action otherwise prohibited by Section 5.8.1 or the first sentence of this Section 5.8.4, or (iv) to terminate this Agreement in accordance with Section 7.1.7.2 below and in connection therewith enter into an agreement with respect to such Parent Superior Proposal, but, (1) in the case of each of (ii), (iii) and (iv), only if (y) Parent has received a proposal which the Parent Board determines in good faith after consultation with a financial advisor of nationally recognized reputation constitutes a Parent Superior Proposal and (z) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to take such action would be reasonably likely to violate the Parent Board’s fiduciary duties under applicable Law; and (2) in the case of (i) if the Parent Board determines in good faith after consultation with the Company’s outside legal counsel that the failure to make a Parent Adverse Recommendation Change would be reasonably likely to violate its fiduciary duties under applicable Law. Notwithstanding anything in this Section 5.8 to the contrary, Parent shall not exercise its right to terminate this Agreement under Section 7.1.7.2 unless (A) Parent shall have delivered to the Company a prior written notice, not less than five (5) Business Days prior to the time such action is intended to be taken, advising the Company that Parent or the Parent Board intends to take such action with respect to a Parent Superior Proposal, specifying in reasonable detail the material terms of the Parent Superior Proposal, (B) Parent negotiates with the Company in good faith to make such adjustments to the terms and conditions of this Agreement, the Merger and the other transactions contemplated hereby as would enable the Parent Board to determine that failing to take such actions referred to in clauses (i) – (iv) of the second sentence of this Section would not be reasonably likely to violate the Company Board’s fiduciary duties under applicable Law, and (C) on or before the fifth Business Day following receipt by the Company of such notice, and taking into account any revised proposal made by the Company since receipt of the notice referred to in clause (A) of this sentence, such Parent Superior Proposal remains a Parent Superior Proposal and the Parent Board has again made the determinations referred to above; provided, however, that in the event that any such Parent Acquisition Proposal is thereafter modified by the person making such Parent Acquisition Proposal and the Parent Board determines to exercise its right to terminate this Agreement under Section 7.1.7.2, Parent shall again comply with clauses (A) and (B) of this paragraph except that the five Business-Day period shall be reduced to three Business Days.

Section 5.9 Appropriate Action; Consents; Filings.

Subject to Sections 5.7 and 5.8, each of the Company and Parent shall use reasonable best efforts to (A) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any applicable Law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable, (B) obtain from Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Authority (including those in connection with Antitrust Laws), in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated herein, (C) make or cause to be made the applications or filings required to be made by Parent or the Company or any of their respective Subsidiaries under or with respect to any Laws in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated herein, and to pay any fees due from it in connection with such applications or filings, as promptly as is reasonably practicable, and in any event within ten Business Days after the date hereof except as otherwise provided herein, (D) comply at the earliest practicable date with any request under or with respect to any such Laws for additional information, documents or other materials received by Parent or the Company or any of their respective Subsidiaries from any Governmental Authority in connection with such applications or filings or the Merger and the other transactions contemplated by this Agreement and (E) coordinate and cooperate with, submit to the other party for review and give due consideration to all reasonable additions, deletions or changes suggested by the other party in connection with, making (1) any filing or application under or with respect to any such Laws, (2) the filing of the Joint Proxy Statement/Prospectus, the Registration Statement and any Other Filings, and (3) any filings, conferences or other submissions related to resolving any investigation or other inquiry by any Governmental Authority. Each of the Company and Parent shall, and shall cause their respective affiliates to, furnish to the other party all information necessary for any such application or other filings to be made in connection with the Merger or other transactions contemplated by this Agreement, including all Banking Filings. Each of the Company and Parent shall promptly inform the other of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority regarding any such application or filing. If a party hereto intends to independently participate in any meeting with any Governmental Authority in respect of any such filings, investigation or other inquiry, then such party shall give the other party reasonable prior notice of, and the opportunity to participate in, such meeting. The parties shall coordinate and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with all meetings, actions and proceedings under or relating to any such application or filing.

Section 5.9.1 Within 20 Business Days following the date of this Agreement, Parent shall, at its own expense, make all reasonably necessary filings with the Federal Reserve and other state and United States federal banking regulatory authorities under applicable banking Laws (the “Applicable Banking Laws”) in order to obtain the necessary authorizations, approvals and consents in order to consummate the transactions contemplated by this Agreement, including the Bank Merger (collectively, the “Banking Filings”). In connection therewith, the parties shall use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to promptly resolve any objections and respond to any inquiries that may arise in connection with any of the Banking Filings. Each party will furnish all information, including certificates, consents and opinions of experts deemed reasonably necessary by the other party for the preparation of the Banking Filings and will advise each other and their respective counsel about any significant developments with respect to the Banking Filings and the status of the approvals being sought, in each case subject to applicable laws relating to the confidentiality of information. Each of the parties shall have the right to review a reasonable time in advance of any filing deadline and approve in advance all Banking Filings and related submissions and written communications to Governmental Authorities, which approval shall not be unreasonably withheld or delayed in light of any filing deadlines hereunder.

Section 5.9.2 The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, reasonable best efforts to obtain any third party consents necessary, proper or advisable to consummate the transactions contemplated in this Agreement; provided, however, that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts or Parent Material Contracts in connection with consummation of the Merger and seeking any such actions, consents, approvals or waivers; provided further, that except as expressly provided in Article 6, no such actions, consents, approvals or waivers shall constitute conditions to Closing. In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 5.9.2, such party shall use reasonable best efforts, and shall take any such actions reasonably requested by the other party hereto, to mitigate any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

Section 5.9.3 From the date of this Agreement until the Effective Time, each of Parent and the Company shall promptly notify the other in writing of any pending or, to the knowledge of Parent or the Company (as the case may be), threatened action, suit or other proceeding or investigation by any Governmental Authority or any other person (A) challenging or seeking material damages in connection with the Merger or the other transactions contemplated by this Agreement or (B) seeking to restrain or prohibit the consummation of the Merger.

Section 5.9.4 In furtherance and not limitation of Parent’s obligations under this Agreement, subject to the limitations of the next sentence, Parent shall cooperate in good faith with all Governmental Authorities and shall take, or cause to be taken, any and all steps and make, or cause to be made, any and all undertakings necessary in order to obtain any approvals sought from any Governmental Authority and to obtain the FDIC Consent, eliminate each and every impediment asserted by any Governmental Authority under any applicable Law, cause the expiration of any notice or waiting periods under any applicable Law and avoid the entry of any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing, in each case so as to lawfully complete the Merger, the Bank Merger and the other transactions contemplated by this Agreement as promptly as practicable, including (i) agreeing to conditions imposed by any Governmental Authority and proposing, negotiating, committing to and effecting, by consent decree, order or otherwise, the sale, divestiture, disposition or holding separate of assets or businesses of Parent, the Company or any of their respective Subsidiaries and (ii) accepting any operational restrictions or otherwise taking or committing to take actions that limit any of Parent’s, the Company’s or their respective Subsidiaries’ freedom of action with respect to, or its ability to retain or freely operate, any of the assets, properties, operations or businesses of Parent, the Company or any of their respective Subsidiaries. Notwithstanding the foregoing or anything in this Agreement to the contrary, and excluding consideration of the activities set forth on Section 5.9.4 of the Parent Disclosure Schedule, Parent shall not be required, in connection with obtaining any consents or approvals hereunder, or in connection with otherwise complying with any provisions of this Agreement, to consent to or take any action of the types described above that, individually or in the aggregate, would reasonably be expected to, in the good faith reasonable judgment of Parent’s Board, (x) materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Parent and the Company and their respective Subsidiaries or (y) materially impair the value of the Company to Parent (taking into account, however, in the case of this clause (y), any offsetting benefit to Parent and Parent’s Subsidiaries from taking any such action).

Section 5.9.5 If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging the transaction contemplated by this Agreement as violative of any Law, each of the Company and Parent shall, and shall cause their respective affiliates to, cooperate and use their reasonable best efforts to contest and resist, except insofar as the Company and Parent may otherwise agree, any such action or proceeding, including any action or proceeding that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of the Merger or other transactions contemplated by this Agreement.

Section 5.9.6 No party will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from any applicable Takeover Law, as now or hereafter in effect.

Section 5.9.7 Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company or give the Company the right to control or direct the operations of Parent prior to the consummation of the Merger. Prior to the Effective Time, subject to Sections 5.1, 5.2 and 5.3, the Company and Parent each shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective business operations.

Section 5.10 Certain Notices.

From and after the date of this Agreement until the Effective Time, each party shall promptly notify the other party of the occurrence, or non-occurrence, of any event that would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further, that a breach of this Section 5.10 shall not be considered for purposes of determining the satisfaction of the closing conditions set forth in Article 6 or give rise to a right of termination under Article 7 if the underlying breach or breaches with respect to which the other party failed to give notice would not result in the failure of the closing conditions set forth in Article 6 or would not result in the ability of such non-breaching party to terminate this Agreement.

Section 5.11 Public Announcements.

Parent and the Company shall, as promptly as practicable but no later than the first Business Day following the date of this Agreement, with respect to the transactions contemplated by this Agreement, including the Merger, issue a mutually agreed press release. In connection with press releases or public statements with respect to the transactions contemplated by this Agreement, including the Merger, Parent and the Company shall coordinate and consult with each other before issuing, and give each other the opportunity to review and comment upon, giving due consideration to all reasonable additions, deletions or changes suggested in connection therewith, such press releases or public statements. Parent and the Company shall not issue any such press release (other than any press release by the Company to announce action taken by such person pursuant to, or as permitted by, Section 5.7) or make any such public statement prior to such consultation, except as may be required by applicable Law, court process, listing agreement, Nasdaq marketplace rule; provided that Parent and the Company shall coordinate and consult with respect to the timing, basis and scope of such disclosure requirement. The Company shall timely file with the SEC a Current Report on Form 8-K reporting the execution of this Agreement, summarizing the material terms hereof as determined by the Company, filing a copy of this Agreement and the mutually agreed press release as exhibits to such report and otherwise complying with the requirements of such form.

Section 5.12 Stock Exchange Notice.

Parent shall promptly prepare and submit to the Nasdaq, and any other applicable exchange, such notice and supporting documentation required thereby to list on such exchange the shares of Parent Common Stock to be issued in the Merger prior to the Effective Time.

Section 5.13 Employee Benefit Matters.

Section 5.13.1 With respect to any Parent Benefit Plan in which any director, officer or employee of the Company or any Company Subsidiary (the “Company Employees”) will participate effective as of the Effective Time, Parent shall recognize all service of the Company Employees with the Company or a Company Subsidiary, as the case may be, for purposes of determining eligibility to participate, vesting and amount of benefit, in each case where length of service is relevant in any Parent Benefit Plan (but in each case other than benefit accruals under defined benefit plans and supplemental executive retirement plans), in which such Company Employees may be eligible to participate after the Effective Time and only to the extent that such service was recognized in a corresponding Company Benefit Plan as of the date hereof; provided that the foregoing shall not apply to the extent that its application would result in any duplication of benefits, or with respect to frozen or grandfathered plans of Parent or any Parent Subsidiary. Prior to the Effective Time, the Company shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted by Law, any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) that are treated as dispositions under such rule and result from the Merger or other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Section 5.13.2 From and after the Effective Time, Parent will, or will cause a Parent Subsidiary to, honor, in accordance with their terms as in effect immediately prior to the Effective Time, all Company Benefit Plans set forth in Section 3.10.1 of the Company Disclosure Schedule (including providing or paying when due to any current or former director, officer or employee of the Company or any Company Subsidiary), all benefits and compensation pursuant to such Company Benefit Plans earned or accrued through, and to which such individuals are entitled due to the consummation of the Merger as of, the Effective Time (or such later time as such Company Benefit Plans may remain in effect following the Effective Time). Parent acknowledges that consummation of the Merger shall constitute a “Change in Control” as defined in applicable Company Benefit Plans.

Section 5.13.3 For a period ending on December 31, 2013, Parent will, or will cause a Parent Subsidiary to, provide to the Company Employees who remain employed by Parent or a Parent Subsidiary after the Effective Time, benefits and compensation that, in the aggregate, are substantially comparable to the benefits and compensation provided to the Company Employees under the Company Benefit Plans as in effect immediately prior to the Effective Time, which benefits and compensation may be provided under the Company Benefit Plans, Parent Benefit Plans or any other compensatory programs and arrangements of Parent, the Company or any Subsidiary. Notwithstanding the foregoing, until December 31, 2013, Parent will, or will cause a Parent Subsidiary to, provide the Company Employees with the same severance benefits as provided under the program set forth in Section 5.13.3 of the Company Disclosure Schedule, as in effect immediately prior to the date hereof.

Section 5.13.4 Intentionally Omitted.

Section 5.13.5 As soon as reasonably practicable (and in no event after the earlier of (i) the termination of employment after the Effective Time of any individual listed in Section 5.13.5 of the Company Disclosure Schedule (each, a “CIC Agreement Employee”), or (ii) the fifth day following the Effective Time), Parent shall offer to enter into and shall execute change in control agreements by and between Parent and the CIC Agreement

Employees, substantially in the form, and with the terms and respective payment amounts for each CIC Agreement Employee, as set forth in Section 5.13.5 of the Company Disclosure Schedule.

Section 5.13.6 On or prior to the Effective Time, the Parent Board shall cause the Parent Board, effective as of the Effective Time, to be increased by two directors and shall fill such newly created directorships with persons selected by the Company Board from among its members prior to the Effective Time and reasonably acceptable to the Parent Board. Such persons shall also be nominated for election at the first annual meeting of Parent following the Effective Time, provided that such person continues at that time to meet Parent’s publicly stated guidelines and qualifications for director nominees.

Section 5.13.7 Nothing in Sections 5.1 or 5.13, express or implied, shall (i) amend, or be deemed to amend, any Company Benefit Plan, any Parent Benefit Plan or any other benefit plan, program, policy, agreement or arrangement, (ii) require the continued employment or service of any Company Employee or any other person with any person or entity, (iii) except as set forth in Section 5.13.7(iii) of the Company Disclosure Schedule, prevent the amendment or termination of any Company Benefit Plan, any Parent Benefit Plan or any other benefit plan, program, policy, agreement or arrangement in accordance with its terms or (iv) except as set forth in Section 5.13.7(iv) of the Company Disclosure Schedule, create any right in any Company Employee or any other person to any compensation or benefits or any other rights or remedies of any nature or kind whatsoever.

Section 5.14 Indemnification of Directors and Officers.

Section 5.14.1 At and after the Effective Time Parent shall indemnify and hold harmless all past and present directors, officers, employees and agents of the Company (“Covered Persons”) to the same extent such persons would be entitled to be indemnified as of the date of this Agreement by the Company pursuant to the Company Articles, the Company Bylaws and indemnification agreements in existence on the date of this Agreement with any Covered Persons for acts or omissions occurring at or prior to the Effective Time. At and after the Effective Time, each Covered Person shall be entitled to advancement of expenses incurred in the defense of any Litigation with respect to any matters subject to indemnification hereunder to the same extent such persons are entitled thereto as of the date of this Agreement, provided that any person to whom expenses are advanced undertakes, to the extent required by the MBCA, to repay such advanced expenses if it is ultimately determined that such person is not entitled to indemnification.

Section 5.14.2 For not less than six years from and after the Effective Time, the Parent Charter or Parent Bylaws shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons than are currently set forth in the Company Articles and Company Bylaws to the extent permitted by Law. Any indemnification agreements with Covered Persons in existence on the date of this Agreement shall be assumed by Parent in the Merger, without any further action, and shall survive the Merger and continue in full force and effect in accordance with their terms.

Section 5.14.3 For six years from the Effective Time, Parent shall provide to the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring on or before the Effective Time (“D&O Insurance”) that is no less favorable than the Company’s existing policies in effect as of the date hereof (the “Existing Policies”); provided, however, Parent shall not be required to expend in any one year an amount in the aggregate that is more than 250% of the most recent annual premium amount paid by the Company with respect to the Existing policies prior to the Effective Time. In the event the cost of such coverage shall exceed such insurance premium amount, Parent shall purchase as much coverage as may be obtained for the insurance premium amount. Parent shall be required to purchase the maximum “run-off coverage” or “tail coverage” available under the Existing Policies; provided, however, that Parent shall not be required to pay an annual premium for such “run-off coverage” or “tail coverage” in excess of 250% of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as much coverage as is available for such amount. If such maximum “run-off coverage” or “tail coverage” does not extend fully to the required six year period, Parent shall first seek the additional coverage from the Company’s insurers under the

Existing Policies prior to seeking such additional coverage from any other insurers. The provisions of the immediately preceding sentences shall be deemed to have been satisfied if prepaid policies have been obtained by Parent or the Company at or prior to the Effective Time for purposes of this Section 5.14.3, which policies provide such directors and officers with coverage no less favorable than the Existing Policies for an aggregate period of at least six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in connection with the approval of this Agreement and the transactions contemplated hereby, provided such prepaid policies if obtained by the Company shall in each case be subject to Parent’s prior consent (not to be unreasonably withheld). If such prepaid policies have been obtained prior to the Effective Time, Parent shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

Section 5.14.4 In the event Parent (A) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that (i) such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.14, or (ii) other appropriate arrangements are made to provide for the obligations of Parent and the surviving corporation under this Section 5.14.

Section 5.14.5 The obligations under this Section 5.14 shall not be terminated or modified in such a manner as to affect adversely any Covered Person without the consent of such affected Covered Person. The provisions of this Section 5.14 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Covered Persons and their respective successors, heirs and personal representatives.

Section 5.15 Certain Tax Matters.

At or prior to the Closing, the Company shall have delivered to Parent a certificate complying with the Code and Treasury Regulation Section 1.1445-2, in form and substance reasonably satisfactory to Parent, duly executed and acknowledged, certifying that shares of Company Common Stock are not “United States real property interests” for purposes of Section 1445 of the Code.

Section 5.16 Transfer Taxes.

Parent shall pay all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Merger and the other transactions contemplated hereby, and the Company shall cooperate with Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

Section 5.17 Plan of Reorganization.

This Agreement is intended to constitute a “plan of reorganization” within the meaning of UST Regulation Section 1.368-2(g). After the date of this Agreement (including, without limitation, after the Effective Time) subject to the other terms and conditions in this Agreement, each party hereto shall take any action that is required to cause the Merger to qualify, and will not take any actions or cause any actions to be taken which could reasonably be likely to prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. After the date of this Agreement (including after the Effective Time), neither party shall take or cause to be taken any action that could reasonably be likely to disqualify the Merger as a reorganization within the meaning of Section 368(a) of the Code.

Section 5.17.1 All parties hereto shall report the Merger as a reorganization within the meaning of Section 368 of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 5.17.2 The parties hereto shall cooperate and use their reasonable best efforts in order for Parent to obtain the opinion of Jones Day described in Section 6.2.3 and for the Company to obtain the opinion of Dykema Gossett PLLC described in Section 6.3.4. In connection therewith, both Parent and the Company shall deliver to Jones Day and Dykema Gossett PLLC representation letters, dated and executed as of the dates of such opinions.

Section 5.18 Trust Preferred Securities.

Upon the Effective Time, Parent shall assume the due and punctual performance and observance of the covenants and conditions to be performed by Company under (i) the Indenture, dated October 3, 2006, between the Company and U.S. Bank National Association, as Trustee, as supplemented by the First Supplemental Indenture, dated October 3, 2006, between the Company and U.S. Bank National Association as Trustee, and (ii) the Indenture, dated as of January 27, 2003, between the Company and JP Morgan Chase Bank, as Trustee, relating to the 7.50% Enhanced Trust Preferred Securities of Citizens Funding Trust I and the floating rate trust preferred securities of Citizens Michigan Statutory Trust I, respectively (collectively, the “Trust Preferred Securities”), and the due and punctual payments of the principal of and premium, if any, and interest on the Trust Preferred Securities. In connection therewith, Parent shall execute and deliver any supplemental indentures, and the parties hereto shall provide any opinion of counsel to the trustee thereof, required to make such assumptions effective.

Section 5.19 Intentionally Omitted.

Section 5.20 Bank Merger.

Upon Parent’s request and contingent upon the Closing, the Company and Company Bank shall cooperate with Parent to prepare documentation for a potential merger of Company Bank with and into Parent Bank (the “Bank Merger”), in accordance with the provisions of, and with the effect provided in, applicable Law and to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any applicable Law to consummate and make effective the Bank Merger, including obtaining approval of all relevant Governmental Authorities. The Company, as the sole shareholder of the Company Bank, shall have approved and shall have caused the board of directors of the Company Bank to approve the Bank Merger not later than five (5) Business Days after the execution of this Agreement. The Bank Merger shall be consummated at or after the Effective Time at such time as Parent shall direct. The Company and Parent will, as the sole shareholders of the Company Bank and the Parent Bank, respectively, approve the Bank Merger.

Section 5.21 Restructuring the Merger.

Upon the consent of the Company (which consent shall not be unreasonably or delayed, taking into account subclauses (i) through (v) below for purposes of determining whether such consent was unreasonably withheld or delayed), Parent shall have the right to revise the structure of the Merger or the acquisition, conversion, redemption or retirement of all outstanding shares of the TARP Preferred Stock, provided no such revision shall (i) result in the Merger, for federal income tax purposes, not qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) result in any changes in the amount or type of the consideration which the holders of shares of Company Common Stock are entitled to receive under this Agreement, (iii) impede or delay the consummation of the Merger in any non-de minimis respect, (iv) result in the TARP Preferred Stock not having been retired or extinguished at or before the Effective Time, or (v) result in any limitation or reduction on the obligations of the Parent hereunder (including as set forth in Section 5.13 and the schedules related thereto) or any right or benefit of the Company. Parent may exercise this right of revision by giving written notice to the Company, whereupon Parent and the Company shall negotiate in good faith to implement any necessary changes to this Merger Agreement and the other documents contemplated hereby to implement such revision.

Article 6.

CLOSING CONDITIONS

Section 6.1 Conditions to Obligations of Each Party Under This Agreement.

The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by Section 7.4 and applicable Law:

Section 6.1.1 Effectiveness of the Registration Statement.

The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing by the SEC and not withdrawn.

Section 6.1.2 Shareholder Approval.

This Agreement shall have been approved by the Required Company Shareholders, the Required TARP Preferred Holders and the Required Parent Shareholders and the issuance of the Parent Common Stock in accordance with Article 2 shall have been approved by the Majority Parent Shareholders.

Section 6.1.3 No Order.

No court of competent jurisdiction or other Governmental Authority shall have enacted, issued, promulgated, enforced or entered any order, decree, judgment, injunction or other ruling (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger; and there shall not be any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

Section 6.1.4 Regulatory Approvals.

Parent shall have obtained and shall have delivered to the Company all Necessary Governmental Approvals, and all applicable waiting or notice periods in connection with any Antitrust Law shall have expired or been terminated.

Section 6.1.5 Listing.

The shares of Parent Common Stock issuable to the Company’s shareholders in the Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

Section 6.1.6 FDIC Consent.

Parent shall have received, and shall have delivered evidence thereof to the Company, any requisite consent, approval, waiver or non-objection or other determination (whether or not written) by the FDIC to permit the consummation of the Merger and the transactions contemplated hereby under the shared-loss agreements set forth in Section 6.1.6 of the Parent Disclosure Schedule (the “FDIC Consent”).

Section 6.2 Additional Conditions to Obligations of Parent.

The obligations of Parent to effect the Merger are also subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by Section 7.4 and applicable Law:

Section 6.2.1 Representations and Warranties.

Each of (i) the representations and warranties of the Company contained in this Agreement (other than those contained in the first and fourth sentences of Section 3.1, Section 3.3.1, Section 3.3.2, Section 3.4, Section 3.9(i), and Section 3.20) shall be true and correct as of the Effective Time as though made on and as of the Effective Time (provided that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date and further provided that, for purposes of determining whether the representations and warranties of the Company are true and correct, qualifications as to materiality, “Company Material Adverse Effect” and words of similar import set forth therein shall be disregarded); provided, however, that the condition in this Section 6.2.1(i) shall be deemed to be satisfied so long as any failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained the first and fourth sentences of Section 3.1, Section 3.4, and Section 3.20 shall be true and correct in all material respects and (iii) Section 3.3.1, Section 3.3.2, and Section 3.9(i) shall be true and correct in all respects (except for inaccuracies in Sections 3.3.1 and Section 3.3.2 that are de minimis in amount), in each case, as of the Effective Time as though made on and as of the Effective Time (provided that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date). Parent shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company to that effect.

Section 6.2.2 Agreements and Covenants.

The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company to that effect.

Section 6.2.3 Tax Opinion.

Parent shall have received the opinion of Jones Day, dated the date of the Effective Time, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Parent counsel shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent and the Company. The condition referred to in this Section 6.2.3 shall not be waivable after receipt of the approval of the Required Parent Shareholders referred to in Section 4.19, unless further shareholder approval is obtained with appropriate disclosure.

Section 6.2.4 Material Developments.

There shall not have occurred after the date of this Agreement any event or development with relation to the Company or its Subsidiaries that, individually or in the aggregate, has had a Company Material Adverse Effect.

Section 6.2.5 Approval of Bank Merger.

The Bank Merger shall have been approved by the OCC and all other applicable Governmental Authorities, and all waiting periods shall have expired or been terminated.

Section 6.2.6 No Adverse Conditions in Approvals of Governmental Authorities.

No approval, order or consent obtained from any Governmental Authority in connection with the Merger, the TARP Purchase, the Bank Merger or the FDIC Consent shall include any conditions, restrictions or commitments to take action that, individually or in the aggregate, would reasonably be expected to, in the good faith reasonable judgment of Parent’s Board, (x) materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Parent and the Company and their respective Subsidiaries or (y) materially impair the value of the Company to Parent (taking into account, however, in the case of this clause (y), any offsetting benefit to Parent and Parent’s Subsidiaries from taking any such action).

Section 6.3 Additional Conditions to Obligations of the Company.

The obligations of the Company to effect the Merger are subject to satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by Section 7.4 and applicable Law:

Section 6.3.1 Representations and Warranties.

Each of (i) the representations and warranties of Parent contained in this Agreement (other than those contained in the first and fourth sentences of Section 4.1, Section 4.3.1, Section 4.3.2, Section 4.4, and Section 4.9(i)) shall be true and correct as of the Effective Time as though made on and as of the Effective Time (provided that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date and further provided that, for purposes of determining whether the representations and warranties of Parent are true and correct, qualifications as to materiality, “Parent Material Adverse Effect” and words of similar import set forth therein shall be disregarded); provided, however, that the condition in this Section 6.3.1(i) shall be deemed to be satisfied so long as any failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had a Parent Material Adverse Effect; and (ii) the representations and warranties of Parent contained the first and fourth sentences of Section 4.1 and Section 4.4 shall be true and correct in all material respects and Section 4.3.1, Section 4.3.2, and Section 4.9(i) shall be true and correct in all respects (except for inaccuracies in Sections 4.3.1 and Section 4.3.2 that are de minimis in amount), in each case, as of the Effective Time as though made on and as of the Effective Time (provided that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date). The Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to that effect.

Section 6.3.2 Agreements and Covenants.

Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to that effect.

Section 6.3.3 Closing Payments.

At the Closing, Parent will make (or cause to be made) the payments required to be made pursuant to Article 2.

Section 6.3.4 Tax Opinion.

The Company shall have received the opinion of Dykema Gossett PLLC, dated the date of the Effective Time, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Dykema Gossett PLLC shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent and the Company. The condition referred to in this Section 6.3.4 shall not be waivable after receipt of the approval of the Required Company Shareholders and the Required TARP Preferred Holders referred to in Section 3.19, unless further shareholder approval is obtained with appropriate disclosure.

Section 6.3.5 Material Developments.

There shall not have occurred after the date of this Agreement any event or development with relation to Parent or its Subsidiaries that, individually or in the aggregate, has had a Parent Material Adverse Effect.

Article 7.

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination.

This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, notwithstanding approval thereof by the shareholders of the Company and/or the shareholders of Parent (except as otherwise specified in this Section 7.1):

Section 7.1.1 By mutual written consent of Parent and the Company, by action of their respective Boards of Directors;

Section 7.1.2 By either the Company or Parent if the Merger shall not have been consummated prior to June 12, 2013; provided that such date shall be extended to September 12, 2013 in the event all conditions to effect the Merger other than those set forth in Section 6.1.3 (No Order) (to the extent that the order, judgment, decree, injunction or ruling relates to a violation or alleged violation of Antitrust Laws or Applicable Banking Laws) and Section 6.1.4 (Regulatory Approvals) have been or are capable of being satisfied at the time of such extension (such date, as it may be so extended, shall be referred to herein as the “Outside Date”); provided further, that the right to terminate this Agreement under this Section 7.1.2 shall not be available to any party whose breach of this Agreement has been the primary cause of, or primarily resulted in, the failure of the Effective Time to occur on or before such date;

Section 7.1.3 By either the Company or Parent if (A) any court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealable; or (B) a Law shall be in effect that makes consummation of the Merger illegal or otherwise prohibits or prevents consummation of the Merger;

Section 7.1.4 By either Parent or the Company if the approval of this Agreement by the Required Company Shareholders or the Required TARP Preferred Holders shall not have been obtained at the Company Shareholders’ Meeting at which a vote on this Agreement is taken;

Section 7.1.5 By either Parent or the Company if the approval of the issuance of the shares of Parent Common Stock in accordance with Article 2 by the Majority Parent Shareholders or the approval of this Agreement by the Required Parent Shareholders shall not have been obtained at the Parent Shareholders’ Meeting at which votes on such matters are taken;

Section 7.1.6 In either of the following circumstances:

Section 7.1.6.1 By Parent if prior to receipt of the approval of the Required Company Shareholders and the Required TARP Preferred Holders, the Company or the Company Board (or any committee thereof) has (a) made a Company Adverse Recommendation Change, (b) failed to make a statement in opposition and recommend rejection to the Company’s shareholders of a tender or exchange offer of the Company’s securities initiated by a third party pursuant to Rule 14e-2 promulgated under the Securities Act within ten (10) Business Days after such tender or exchange offer has been published, sent or given by such third party,

(c) materially breached the terms of Section 5.7, or (d) materially breached its obligations under Section 5.5.1.1 by failing to call, give notice of, convene and hold the Company Shareholders Meetings (taking into account the provisions of Sections 5.5.1.1 and 5.5.1.2, including the limitations on the obligations of the Company therein to call and hold any such Company Shareholders’ Meeting);

Section 7.1.6.2 By the Company if prior to receipt of the approval of the Required Parent Shareholders of this Agreement and the approval of the Majority Parent Shareholders of the issuance of shares of Parent Common Stock pursuant to Article 2, Parent or the Parent Board (or any committee thereof) has (a) made a Parent Adverse Recommendation Change, (b) failed to make a statement in opposition and recommend rejection to the Parent’s shareholders of a tender or exchange offer of the Parent’s securities initiated by a third party pursuant to Rule 14e-2 promulgated under the Securities Act within ten (10) Business Days after such tender or exchange offer has been published, sent or given by such third party, (c) materially breached the terms of Section 5.8, or (d) materially breached its obligations under Section 5.5.2 by failing to call, give notice of, convene and hold the Parent Shareholders Meeting (taking into account the provisions of Section 5.5.2, including the limitations on the obligations of Parent therein to call and hold such Parent Shareholders Meeting);

Section 7.1.7 In either of the following circumstances:

Section 7.1.7.1 By the Company, in order to enter into an agreement with respect to a Company Superior Proposal in accordance with Section 5.7.4; provided, however, that concurrent with the termination of this Agreement by the Company pursuant to this Section 7.1.7.1, the Company will pay Parent, or will cause Parent to be paid, the Termination Fee payable under Section 7.2.2.3;

Section 7.1.7.2 By Parent, in order to enter into an agreement with respect to a Parent Superior Proposal in accordance with Section 5.8.4; provided, however, that concurrent with the termination of this Agreement by Parent pursuant to this Section 7.1.7.2 Parent will pay the Company, or will cause the Company to be paid, the Termination Fee payable under Section 7.2.2.3;

Section 7.1.8 By Parent, if (A) any representation or warranty of the Company set forth in this Agreement shall have become untrue or the Company has breached any covenant or agreement of the Company set forth in this Agreement, (B) such breach or misrepresentation has not been cured and is not capable of being cured prior to the Outside Date, and (C) such breach or misrepresentation would cause the conditions set forth in Section 6.2.1 or Section 6.2.2 not to be satisfied; and

Section 7.1.9 By the Company, if (A) any representation or warranty of Parent set forth in this Agreement shall have become untrue or Parent has breached any covenant or agreement of Parent set forth in this Agreement, (B) such breach or misrepresentation has not been cured and is not capable of being cured prior to the Outside Date, and (C) such breach or misrepresentation would cause the conditions set forth in Section 6.3.1 or Section 6.3.2 not to be satisfied.

Section 7.2 Effect of Termination.

Section 7.2.1 Limitation on Liability.

In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and of no effect and there shall be no liability or obligation on the part of Parent or the Company or their respective Subsidiaries, officers or directors except (A) with respect to Section 5.6.5, Section 5.11, this Section 7.2 and Article 8 and (B) with respect to any liabilities or damages incurred or suffered by a party as a result of the fraud or knowing breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

Section 7.2.2 Termination Fee; Expense Reimbursement.

Section 7.2.2.1 Intentionally Omitted.

Section 7.2.2.2 In the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 7.1.2 or Section 7.1.4 (it being understood that if this Agreement is terminable both pursuant to Section 7.1.4 and Section 7.1.5, and is terminated by either party on such ground, this Agreement will be deemed to have been terminated pursuant to both Section 7.1.4 and Section 7.1.5), (B) a Company Acquisition Proposal has been publicly announced prior to the occurrence of the events giving rise to such termination (or as of the termination date, in the case of a termination pursuant to Section 7.1.2), and (C) within twelve months of such termination the Company executes a definitive agreement to consummate a transaction described in the definition of Company Acquisition Proposal, then the Company shall pay Parent, immediately prior to the execution of such definitive agreement, (i) an amount equal to the Termination Fee and (ii) all reasonable and documented out of pocket expenses incurred by Parent (including fees and expenses of counsel, accountants, financial advisors, experts and consultants) in connection with this Agreement and the transactions contemplated hereby.

Section 7.2.2.3 In the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 7.1.2 or Section 7.1.5 (it being understood that if this Agreement is terminable both pursuant to Section 7.1.4 and Section 7.1.5, and is terminated by either party on such ground, this Agreement will be deemed to have been terminated pursuant to both Section 7.1.4 and Section 7.1.5), (B) a Parent Acquisition Proposal has been publicly announced prior to the occurrence of the events giving rise to such termination (or as of the termination date, in the case of a termination pursuant to Section 7.1.2), and (C) within twelve months of such termination Parent executes a definitive agreement to consummate a transaction described in the definition of Parent Acquisition Proposal, then Parent shall pay the Company, immediately prior to the execution of such definitive agreement, (i) an amount equal to the Termination Fee and (ii) all reasonable and documented out of pocket expenses incurred by the Company (including fees and expenses of counsel, accountants, financial advisors, experts and consultants) in connection with this Agreement and the transactions contemplated hereby.

Section 7.2.2.4 In the event that this Agreement is terminated by Parent pursuant to Section 7.1.6.1, then the Company shall pay to the Parent, within five (5) Business Days following such termination, (i) an amount equal to the Termination Fee and (ii) all reasonable and documented out of pocket expenses incurred by Parent (including fees and expenses of counsel, accountants, financial advisors, experts and consultants) in connection with this Agreement and the transactions contemplated hereby.

Section 7.2.2.5 In the event that this Agreement is terminated by the Company pursuant to Section 7.1.6.2, then Parent shall pay to the Company, within five (5) Business Days following such termination, (i) an amount equal to the Termination Fee and (ii) all reasonable and documented out of pocket expenses incurred by the Company (including fees and expenses of counsel, accountants, financial advisors, experts and consultants) in connection with this Agreement and the transactions contemplated hereby.

Section 7.2.2.6 In the event that this Agreement is terminated by the Company pursuant to Section 7.1.7.1, then the Company shall pay Parent (i) the Termination Fee on the effective date of such termination and (ii) all reasonable and documented out of pocket expenses incurred by Parent (including fees and expenses of counsel, accountants, financial advisors, experts and consultants) in connection with this Agreement and the transactions contemplated hereby.

Section 7.2.2.7 In the event that this Agreement is terminated by Parent pursuant to Section 7.1.7.2, then Parent shall pay the Company (i) the Termination Fee on the effective date of such termination and (ii) all reasonable and documented out of pocket expenses incurred by the Company (including fees and expenses of counsel, accountants, financial advisors, experts and consultants) in connection with this Agreement and the transactions contemplated hereby.

For purposes of this Section 7.2.2, the term “Parent Acquisition Proposal” and “Company Acquisition Proposal” shall have the meaning ascribed them in Section 8.4, except that references to “15%” shall be replaced by “50%”.

Section 7.2.3 All Payments.

All payments under Section 7.2 shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment.

Section 7.2.4 Non-Exclusive Remedies.

The parties acknowledge that the rights and remedies provided in this Agreement are cumulative and not alternative, and that payment of the fees and expenses described in Section 7.2.2 shall not be in lieu of liability incurred pursuant to Section 7.2.1.

Section 7.3 Amendment.

This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 7.4 Waiver.

At any time prior to the Effective Time, Parent and the Company may, to the extent permitted by applicable Law, (A) extend the time for the performance of any of the obligations or other acts of the other, (B) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (C) waive compliance by the other with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties making such waiver, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure or for any other period not specifically provided in the waiver.

Article 8.

GENERAL PROVISIONS

Section 8.1 Non-Survival of Representations and Warranties.

None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties to the extent its terms contemplate performance in whole or in part after the Effective Time, but any other covenants and agreements shall not survive the Effective Time.

Section 8.2 Fees and Expenses.

Subject to Section 7.2 of this Agreement, and except with respect to costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus and all filing and other fees paid to the SEC in connection with the Merger which shall be borne equally by the Company and Parent, all expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

Section 8.3 Notices.

Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon electronic confirmation of receipt when transmitted by electronic mail or facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Parent, addressed to it at:

FirstMerit Corporation

III Cascade Plaza, 7th Floor

Akron, Ohio 44308

Facsimile: (330) 384-7271

Attention: General Counsel

with a copy to:

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

Facsimile: (216) 579-0212

Attention: Lyle G. Ganske

                 Peter E. Izanec

If to the Company, addressed to it at:

Citizens Republic Bancorp, Inc.

328 S. Saginaw Street

Flint, Michigan 48502

Facsimile: (810) 257-2570

Attention: General Counsel

with a copy to:

Dykema Gossett PLLC

39577 Woodward Avenue, Suite 300

Bloomfield Hills, MI 48301

Facsimile: (248) 203-0763

Attention: Rex E. Schlaybaugh, Jr.

Section 8.4 Certain Definitions.

For purposes of this Agreement, the term:

“Acquired Company IP” means all Intellectual Property in which any of the Company and Company Subsidiaries has an ownership interest (in whole or in part) or right, including all Company Owned IP and Company Licensed IP.

“Action” means any action, suit, claim, demand, inquiry, arbitration, mediation, interference, opposition, re-examination, concurrent use, cancellation or other dispute resolution or proceeding.

“affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other applicable competition, merger control, antitrust, trade regulation or similar transnational, national, federal or state, domestic or foreign Laws, and other Laws and administrative and judicial doctrines that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Average Price” means the aggregate volume weighted average per share price, rounded to two decimal points, of Parent Common Stock on the Nasdaq as reported by Bloomberg L.P. for the twenty consecutive Business Days in which shares are traded on the Nasdaq in the period immediately preceding the third Business Day before the date of Closing.

“Banking Authority” means any of the following: the Federal Reserve, the OCC, the UST, the FDIC and a state banking regulatory authority.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means state securities or “blue sky” laws.

“Book-Entry Shares” shall mean shares of Company Common Stock evidenced in book-entry form on the records of the Company, or the Company’s transfer agent on behalf of the Company, immediately prior to the Effective Time.

“Business Day” shall mean any day other than a day on which the SEC shall be closed.

“Certificate” shall mean, with respect to shares of Company Common Stock, certificates that, immediately prior to the Effective Time, represented any such shares.

“Company Acquisition Proposal” means any bona fide offer or proposal concerning any (A) merger, consolidation, business combination, recapitalization, liquidation or dissolution or similar transaction involving the Company or any Significant Subsidiary of the Company, (B) sale, lease, exchange, transfer or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of the Company or any Company Subsidiary representing 15% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, (C) inquiry, issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, tender offer, share exchange, joint venture, or any similar transaction) Equity Interests representing 15% or more of the voting power of the Company or (D) transaction in which any person or group shall acquire beneficial ownership, or the right to acquire beneficial ownership of 15% or more of the outstanding voting capital stock of the Company or (E) any combination of, or any transaction similar to, the foregoing (other than the Merger), as the same may be amended or revised from time to time.

“Company Adverse Recommendation Change” means (i) the withdrawal or failure to make (or modification in a manner adverse to Parent), or public proposal to withdraw (or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by the Company Board or any committee thereof of this Agreement or the Merger, (ii) recommendation of the approval or adoption of, or the taking of a position other than “against” (or any public proposal to approve or adopt), any Company Acquisition Proposal by the Company Board or any committee thereof; or (iii) failure to recommend to the Company’s shareholders that approval of this Agreement is advisable at the Company Shareholders’ Meeting.

“Company Bank” means Citizens Bank, organized under the laws of the State of Michigan and a wholly owned Subsidiary of the Company.

“Company Board” means the Board of Directors of the Company.

“Company IT Systems” means all computer systems, networks, hardware, Software, databases, websites, and equipment used to process, store, maintain and operate data, information, and functions used in connection with the business of Company.

“Company Lease” means any Contract where any real property or interest in real property is leased by the Company or any Company Subsidiary.

“Company Licensed IP” means any Intellectual Property licensed to the Company or any Company Subsidiary pursuant to a Company Material Contract listed or required to be listed in Section 3.12 of the Company Disclosure Schedule.

“Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that (i) is or would reasonably be expected to be material and adverse to the business, assets, properties, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (A) any adverse change, effect, event, occurrence, state of facts or development demonstrably resulting from the announcement, pendency or consummation of the Merger or the transactions contemplated hereby, including any rating agency downgrade of the Company resulting therefrom; (B) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions generally affecting any of the industries in which the Company participates, the U.S. economy or financial or credit markets (including changes in prevailing interest rates, credit availability, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets); (C) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to actions expressly required by the terms of this Agreement, or action taken, or failure to act, to which Parent has been informed of and consented in writing prior thereto; (D) changes in Laws after the date hereof; (E) changes in GAAP after the date hereof; (F) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; (G) any failure by the Company to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement and prior to Closing (other than in connection with a failure to appropriately update such estimates to the extent there is a duty to update under applicable Law); or (H) a decline in the price of the Company Common Stock on the Nasdaq or any other trading market (it being understood that the facts and circumstances giving rise to such events specified in clauses (G) and (H) may be deemed to constitute, and may be taken into account in determining whether there has been a Company Material Adverse Effect to the extent such facts and circumstances are not otherwise included in clauses (A)-(F) of this definition), except, with respect to clauses (B), (D), (E) and (F), to the extent that the effects of such change are disproportionately adverse to the business, assets, properties, condition (financial or otherwise) or results of the Company and the Company Subsidiaries, taken as a whole, as compared to other companies in the industry in which the Company and the Company Subsidiaries operate; or (ii) prevents or materially impairs or delays the ability of the Company to perform its obligations under this Agreement or to consummate the Merger or any of the other transactions contemplated hereby or would reasonably expect to do so.

“Company Owned IP” means any Intellectual Property owned by either the Company or any Company Subsidiary, in whole or in part.

“Company Superior Proposal” means an unsolicited, bona fide Company Acquisition Proposal (with all of the percentages included in the definition of Company Acquisition Proposal increased to fifty percent (50%) for purposes of this definition) made by a third party which, in the good faith judgment of the Company Board (after consultation with a financial advisor of nationally recognized reputation and the Company’s outside legal counsel) would, if consummated, result in a transaction that is more favorable, from a financial point of view, to the Company’s shareholders than the Merger or the transactions contemplated by this Agreement (as amended from time to time, including in connection with Parent’s rights under Section 5.7.4).

“Contract” means any written or oral agreement, contract, indenture, instrument, lease, license, or undertaking or other legally binding commitment or obligation.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or otherwise.

“Copyrights” means all copyrights, whether in published or unpublished works, rights in databases and data collections, mask work rights, rights in Software and web site content, rights to compilations and collective works, rights to derivative works of any of the foregoing, registrations and applications for registration for any of the foregoing and renewals or extensions thereof, and moral rights and economic rights in the foregoing.

“Domain Names” means Internet electronic addresses, uniform resource locators and alphanumeric designations associated therewith registered with or assigned by any domain name registrar, domain name registry or other domain name registration authority as part of an electronic address on the Internet and all applications for any of the foregoing.

“Environmental Laws” means any Law relating to the pollution, protection, investigation or restoration of the environment, including, without limitation, those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge, or the exposure of persons to, of Hazardous Materials.

“Environmental Permits” means any permit, approval, license or other authorization required under any applicable Environmental Law.

“Equity Interest” means any capital stock, partnership, membership or similar interest in any entity, and any option, warrant, right or security convertible, exchangeable or exercisable therefor.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FDIC” means the Federal Deposit Insurance Corporation.

“FHLB” means the Federal Home Loan Bank.

“Federal Reserve” means the Board of Governors of the Federal Reserve System or its delegees.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administration functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States, any foreign government, any State of the United States or any political subdivision thereof (including the Banking Authorities and the United States Department of Justice), and any court, tribunal or arbitrator(s) of competent jurisdiction.

“group” is defined as in Rule 13d-5(b) promulgated under the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means any chemical, material, waste or other substance defined as “toxic” or “hazardous” or otherwise regulated under any applicable Environmental Law, including petroleum and petroleum-containing materials, asbestos and asbestos-containing materials, radiation and radioactive materials and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means Copyrights, Domain Names, Patents, Software, trademarks and trade secrets, all tangible embodiments of the foregoing, and all rights to enforce rights in and to collect damages for past, present and future violations of the foregoing.

“IRS” means the United States Internal Revenue Service.

“knowledge” will be deemed to be present with respect to Parent or the Company, as applicable, when the matter in question was actually known after due inquiry to any executive officer of Parent (in the case of Parent) or to any executive officer of the Company (in the case of the Company) on or prior to the date of this Agreement.

“Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, agency requirement, common law, order, judgment, writ, stipulation, award, injunction or decree.

“Litigation” means any (i) action, arbitration or lawsuit, (ii) criminal prosecution, examination, or investigation by any Governmental Authority, or (iii) compliance review, administrative hearing or other governmental proceeding relating to a party, but shall not include in any case any regular, periodic examinations of depository institutions and their affiliates by applicable Banking Authorities.

“Loans” means any written loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, guarantees and interest bearing assets).

“Nasdaq” means The Nasdaq Stock Market.

“Necessary Governmental Approvals” means the approvals of all applicable Governmental Authorities in connection with the Banking Filings (other than in respect of the Bank Merger).

“OCC” means the Office of the Comptroller of the Currency of the United States.

“Other Filings” means all filings made by, or required to be made by, the Company or Parent with the SEC other than the Registration Statement and Joint Proxy Statement/Prospectus.

“Parent Acquisition Proposal” means any bona fide offer or proposal concerning any (A) merger, consolidation, business combination, recapitalization, liquidation or dissolution or similar transaction involving Parent where the holders of the Parent Common Stock immediately prior to the consummation thereof represent less than 85% of the holders of the resulting entity, (B) sale, lease, exchange, transfer or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of Parent or any Parent Subsidiary representing 15% or more of the consolidated assets of Parent and the Parent Subsidiaries, taken as a whole, (C) inquiry, issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, tender offer, share exchange, joint venture, or any similar transaction) Equity Interests representing 15% or more of the voting power of Parent or (D) transaction in which any person or group shall acquire beneficial ownership, or the right to acquire beneficial ownership of 15% or more of the outstanding voting capital stock of Parent or (E) any combination of, or any transaction similar to, the foregoing (other than the Merger), as the same may be amended or revised from time to time.

“Parent Adverse Recommendation Change” means (i) the withdrawal or failure to make (or modification in a manner adverse to the Company), or public proposal to withdraw (or modify in a manner adverse to the Company), the approval, recommendation or declaration of advisability by the Parent Board or any committee thereof of this Agreement or the Merger, (ii) recommendation of the approval or adoption of, or the taking of a position other than “against” (or any public proposal to approve or adopt), any Parent Acquisition Proposal by the Parent Board or any committee thereof; or (iii) failure to recommend to the Parent’s shareholders that approval of this Agreement and the Merger is advisable at the Parent Shareholders’ Meeting.

“Parent Bank” means FirstMerit Bank, N.A., a national banking association organized under the Laws of the United States and a wholly owned Subsidiary of Parent.

“Parent Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that (i) is or would reasonably be expected to be material and adverse to the business, assets, properties, condition (financial or otherwise) or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect: (A) any adverse change, effect, event, occurrence, state of facts or development demonstrably resulting from the announcement to the announcement or pendency of the Merger or the transactions contemplated hereby, including any rating agency downgrade of Parent resulting therefrom; (B) any adverse change, effect, event, occurrence, state of facts or development after the date hereof, attributable to conditions generally affecting any of the industries in which Parent participates, the U.S. economy or financial or credit markets (including changes in prevailing interest rates, credit availability, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets); (C) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to actions expressly required by the terms of this Agreement, or action taken, or failure to act, to which the Company has been informed of and consented in writing prior thereto; (D) changes in Laws after the date hereof; (E) changes in GAAP after the date hereof; or (F) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; (G) any failure by Parent to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement and prior to Closing (other than in connection with a failure to appropriately update such estimates to the extent there is a duty to update under applicable Law); or (H) a decline in the price of the Parent Common Stock on the Nasdaq or any other trading market, (it being understood that the facts and circumstances giving rise to such events specified in clauses (G) and (H) may be deemed to constitute, and may be taken into account in determining whether there has been a Parent Material Adverse Effect to the extent such facts and circumstances are not otherwise included in clauses (A)-(F) of this definition), except, with respect to clauses (B), (D), (E) and (F), to the extent that the effects of such change are disproportionately adverse to the business, assets, properties, condition (financial or otherwise) or results of Parent and the Parent Subsidiaries, taken as a whole, as compared to other companies in the industry in which Parent and the Parent Subsidiaries operate; or (ii) prevents or materially impairs or delays the ability of Parent to perform its obligations under this Agreement or to consummate the Merger or any of the other transactions contemplated hereby or would reasonably expect to do so.

“Parent Owned IP” means any Intellectual Property owned by either Parent or any Parent Subsidiary in whole or in part.

“Parent Superior Proposal” means an unsolicited, bona fide Parent Acquisition Proposal (with all of the percentages included in the definition of Parent Acquisition Proposal increased to fifty percent (50%) for purposes of this definition) made by a third party which, in the good faith judgment of the Parent Board (after consultation with a financial advisor of nationally recognized reputation and the Parent’s outside legal counsel) would, if consummated, result in a transaction that is more favorable, from a financial point of view, to the Parent’s shareholders than the Merger or the transactions contemplated by this Agreement (as amended from time to time, including in connection with the Company’s rights under Section 5.8.4).

“Patents” means all patents, industrial and utility models, industrial designs, petty patents, patents of importation, patents of addition, certificates of invention, and any other indicia of invention ownership issued or granted by any Governmental Authority, including all provisional applications, priority and other applications, divisionals, continuations (in whole or in part), extensions, reissues, reexaminations or equivalents or counterparts of any of the foregoing; and moral and economic rights of inventors in any of the foregoing.

“Permitted Liens” means (i) liens or other encumbrances for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings, (ii) liens or other encumbrances in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or other encumbrances arising in the ordinary course of business and by operation of Law and with respect to amounts that are not delinquent, (iii) liens for utilities and other governmental charges that, in each case, are not yet due or payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without giving rise to any material penalty or material additional cost or liability, (iv) matters of record or registered liens (other than liens for borrowed money) affecting title to any owned or leased real property of a person and its Subsidiaries, (v) requirements and restrictions of zoning, building and other applicable Laws and municipal bylaws, and development, site plan, subdivision or other agreements with municipalities that do not materially and adversely affect the use of the owned or leased real property of a person and its Subsidiaries affected thereby as currently used in the business of such person and its Subsidiaries, (vi) statutory liens of landlords for amounts not yet due and payable, (vii) defects, irregularities or imperfections of title and other liens which do not materially impair the continued use of the asset or property to which they relate; (viii) with respect to a person and its Subsidiaries, liens arising under any credit agreement existing as of the date hereof; (ix) pledges or liens in connection with FHLB borrowings; and (x) repurchase agreements with Governmental Authorities incurred in the ordinary course of business; provided, that the aggregate amount of such liens described in (i) through (viii) would not reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity or group.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Significant Subsidiary” means any Company Subsidiary that would constitute a “significant subsidiary” of such person within the meaning of Rule 1-02 of Regulation S-X promulgated by the SEC (with all of the percentages included in such definition increased to 10% for purposes of this definition).

“Software” means computer software in any form, including object code, source code and code development tools, and regardless of the method stored or the media upon which it resides.

“Subsidiary” or “Subsidiaries” of Parent, the Company or any other person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Takeover Laws” means any “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or other similar provision of any state Law.

“Tax Returns” means any report, return, claim for refund, election, estimated tax filing or declaration required to be supplied to any Governmental Authority or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means any and all (A) taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or domestic or foreign taxing authority, including, without limitation, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees; , (B) liability for the payment of any amounts of the type described in clause (A) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group or a transferee or successor; and (C) liability for the payment of any amounts as a result of an express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (A) or (B).

“Termination Fee” means an amount in cash equal to $37,500,000.

Section 8.5 Interpretation; Terms Defined Elsewhere.

When a reference is made in this Agreement to Articles, Sections, Schedules or Exhibits, such reference shall be to an Article of, Section of, Schedule to or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Terms defined in the singular in this Agreement shall also include the plural and vice versa. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if” unless the context in which such phrase is used shall dictate otherwise. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble

“Allowance”	Section 3.22.4

“Applicable Banking Laws”	Section 5.9.1

“Bank Merger”	Section 5.20

“Banking Filings”	Section 5.9.1

“BHCA”	Section 3.1

“Certificates of Merger”	Section 1.3

“CIC Agreement Employee”	Section 5.13.5

“Closing”	Section 1.2

“Code”	Recitals

“Company”	Preamble

“Company Articles”	Section 3.2

“Company Benefit Plan”	Section 3.10.1

“Company Bylaws”	Section 3.2

“Company Common Stock”	Section 2.1.1.1

“Company Disclosure Schedule”	Article 3

“Company Employees”	Section 5.13.1

“Company Material Contract”	Section 3.12.1

“Company Option”	Section 2.2.1

“Company Permits”	Section 3.6.1

“Company Preferred Stock”	Section 3.3.1

“Company Recommendation”	Section 5.4.1

“Company Regulatory Agreement”	Section 3.6.1

“Company Representatives”	Section 5.6.2

“Company Restricted Stock”	Section 2.3.1

“Company RSUs”	Section 2.3.1

“Company SEC Filings”	Section 3.7.1

“Company Shareholders’ Meetings”	Section 5.5.1.1

“Company Stock Plans”	Section 2.2.1

“Company Subsidiary”	Section 3.1

“Confidentiality Agreement”	Section 5.6.5

“Covered Persons”	Section 5.14.1

“CRA”	Section 3.6.2

“D&O Insurance”	Section 5.14.3

“Disclosure Schedules”	Article 4

“Effective Time”	Section 1.3

“ERISA”	Section 3.10.1

“Exchange Agent”	Section 2.4.1

“Exchange Fund”	Section 2.4.2

“Exchange Ratio”	Section 2.1.1.1

“Existing Policies”	Section 5.14.3

“Fair Lending Laws”	Section 3.6.2

“FASB”	Section 3.10.2

“FDIC Consent”	Section 6.1.6

“Government Order”	Section 3.13

“Joint Proxy Statement/Prospectus”	Section 5.4.1

“Majority Parent Shareholders”	Section 4.19

“MBCA”	Recitals

“Merger”	Recitals

“Merger Consideration”	Section 2.1.1.1

“OFAC”	Section 3.6.2

“Outside Date”	Section 7.1.2

“Parent”	Preamble

“Parent Benefit Plan”	Section 4.10.1

“Parent Board”	Section 5.4.1

“Parent Bylaws”	Section 4.2

“Parent Charter”	Section 4.2

“Parent Common Stock”	Section 2.1.1.1

“Parent Corporation Law”	Recitals

“Parent Disclosure Schedule”	Article 4

“Parent Material Contract”	Section 4.12.1

“Parent Options”	Section 4.3.1

“Parent Permits”	Section 4.6.1

“Parent Preferred Stock”	Section 4.3.1

“Parent Recommendation”	Section 5.4.1

“Parent Regulatory Agreement”	Section 4.6.1

“Parent Representatives”	Section 5.6.1

“Parent Restricted Stock”	Section 4.3.1

“Parent SEC Filings”	Section 4.7.1

“Parent Shareholders’ Meeting”	Section 5.5.2

“Parent Stock Plans”	Section 4.3.1

“Parent Subsidiary”	Section 4.1

“Registration Statement”	Section 5.4.1

“Required Company Shareholders”	Section 3.19

“Required Parent Shareholders”	Section 4.19

“Required TARP Preferred Holders”	Section 3.19

“SOX”	Section 3.7.2

“Surviving Corporation”	Section 1.1

“TARP Preferred Stock”	Section 2.1.1.2

“TARP Purchase Agreement”	Section 5.5.1.2

“TARP Warrant”	Section 2.2.3

“Transfer Taxes”	Section 5.16

“Trust Preferred Securities”	Section 5.18

“UST”	Section 2.2.3

Section 8.6 Headings.

The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.7 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.8 Entire Agreement.

This Agreement (together with the Exhibits, the Disclosure Schedules and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

Section 8.9 Assignment.

This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the other party (which shall not unreasonably be withheld or delayed) and any purported assignment hereof shall be null and void.

Section 8.10 Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.14 hereof and Section 5.13.7(iv) of the Company Disclosure Schedule, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. The representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties and may have been qualified by certain disclosures not reflected in the text of this Agreement. Accordingly, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.11 Mutual Drafting.

Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

Section 8.12.1 This Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of Laws principles.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE

AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.3.

Section 8.13 Disclosure.

Each party hereto has or may have set forth information in its respective Disclosure Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of the Disclosure Schedule need not be set forth in any other section of the Disclosure Schedule so long as its relevance to the latter section of the Disclosure Schedule or section of the Agreement is reasonably apparent on the face of the information disclosed in the Disclosure Schedule. The fact that any item of information is disclosed in a Disclosure Schedule to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material,” “Company Material Adverse Effect” or “Parent Material Adverse Effect” or other similar terms in this Agreement.

Section 8.14 Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 8.15 Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in addition to any other remedy to which they are entitled at Law or in equity.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FIRSTMERIT CORPORATION

By:	/s/ Paul G. Greig
Name: Paul G. Greig
Its: Chairman and Chief Executive Officer

CITIZENS REPUBLIC BANCORP, INC.

By:	/s/ James L. Wolohan
Name: James L. Wolohan
Its: Chairman of the Board

[Signature Page to Merger Agreement]

[Explanatory Note: The following is Section 5.5.1.2 of the Company Disclosure Schedule to the Merger Agreement. Pursuant to Section 5.5.1.2 of the Merger Agreement, the amendments to the Merger Agreement set forth below were deemed to be made when neither the irrevocable consents from the Treasury nor the TARP Purchase Agreement contemplated by Section 5.5.1.2 were obtained on or before the date that was 90 days after the date of the Merger Agreement.]

Section 5.5.1.2

Section 2.1.1.2 shall be revised to read in its entirety as follows:

Section 2.1.1.2        Each issued and outstanding share of the Company Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“TARP Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of TARP Preferred Stock to be canceled pursuant to Section 2.1.2) shall be converted into the right to receive one share of Parent preferred stock to be designated, prior to the Closing Date, as Fixed Rate Cumulative Perpetual Preferred Stock, Series C, stated liquidation amount $1,000 per share (the “Parent Series C Preferred Stock”), which shall have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of TARP Preferred Stock immediately prior to the Effective Time, taken as a whole.

Section 5.19 shall be revised to read in its entirety as follows:

Section 5.19        TARP Purchase.

Each of the Company and Parent shall use its reasonable best efforts to cause the TARP Purchase in accordance with Section 2.1.5.

A new Section 2.1.5 shall be added to read in its entirety as follows:

2.1.5        TARP Preferred Stock.

At or immediately prior to the Closing, Parent will use its reasonable best efforts to purchase from UST (or from such other person(s) that may hold the TARP Preferred Stock) each share of the TARP Preferred Stock issued and outstanding on such date, for an aggregate amount equal to up to (a) the aggregate liquidation preference of the TARP Preferred Stock plus (b) all accrued, cumulated and unpaid dividends owing by the Company on the TARP Preferred Stock (such purchase(s), the “TARP Purchase”).

A new Section 6.1.7 shall be added to read in its entirety as follows:

Section 6.1.7        TARP Purchase.

The TARP Purchase shall have occurred and any and all restrictions, limitations or conditions associated with the Company’s participation in UST’s Capital Purchase Program of the Troubled Asset Relief Program will terminate and have no further force and effect at the Effective Time. The condition in this Section 6.1.7 shall not be available to any party whose failure to fulfill its obligations pursuant to Section 5.19 has been the primary cause of, or has primarily resulted in, the TARP Purchase to not have occurred.

The following defined terms shall be added to Section 8.5:

“Parent Series C Preferred Stock”	2.1.1.2
“TARP Purchase”	2.1.5

Appendix B

[RBCCM CAPITAL MARKETS LETTERHEAD]

September 12, 2012

The Board of Directors

First Merit Corporation

III Cascade Plaza CAS 80

Akron, OH 44308

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to FirstMerit Corporation, an Ohio corporation (“Parent”), of the Exchange Ratio (as defined below) to be paid under the terms of that certain Agreement and Plan of Merger (the “Agreement”), dated as of September 12, 2012, by and between Parent and Citizens Republic Bancorp, Inc., a Michigan corporation (the “Company”). Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

The Agreement provides, among other things, that the Company will merge with and into the Parent (the “Merger”) and, at the Effective Time, the corporate existence of the Company will cease and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Company Common Stock held by Parent, any wholly owned Subsidiary of Parent, in the treasury of the Company or owned by any wholly owned Subsidiary of the Company (other than shares held in trust accounts or otherwise held for or on behalf of third parties in a fiduciary, custodian or similar capacity where none of the Company, Parent or their respective Subsidiaries is the beneficial owner), which, along with all similarly held TARP Preferred Stock, will be cancelled without any conversion thereof or payment therefor) will be converted into the right to receive 1.37 shares (the “Exchange Ratio”) of Parent’s common stock, no par value per share (“Parent Common Stock”). The Agreement also provides, among other things, that each share of Company Restricted Stock outstanding immediately prior to the Effective Time will be immediately vested and, at the Effective Time, will be converted into Parent Common Stock at the Exchange Ratio. The terms and conditions of the Merger are more fully set forth in the Agreement.

RBC Capital Markets, LLC (“RBCCM”), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

We are acting as a financial advisor to Parent in connection with the Merger and we will receive a fee for our services upon delivery of this opinion, which is not contingent upon the successful completion of the Merger. In addition, for our services as financial advisor to Parent in connection with the Merger, if the Merger is successfully completed, we will receive an additional fee. In addition, if, in connection with the Merger not being completed, Parent receives a termination fee, we will be entitled to a specified percentage of that fee in cash, when it is received by Parent. In the event the Merger is not completed, we will be entitled to receive a similar contingent transaction fee in connection with any other transaction or series of transactions whereby, directly or indirectly, a majority of capital stock of the Company or substantially all of its assets is transferred to Parent or persons affiliated with Parent, including significant stockholders, for consideration, if such other transaction or series of transactions is consummated at any time pursuant to a definitive agreement, letter of intent or other evidence of commitment entered into during the term of our engagement or within twelve months thereafter. Parent has also agreed to reimburse us for certain expenses and indemnify us for certain liabilities that may arise out of our engagement.

In the ordinary course of business, RBCCM may act as a market maker and broker in the publicly traded securities of Parent and/or the Company and receive customary compensation, and may also actively trade securities of Parent and/or the Company for our own account and the accounts of our customers, and, accordingly, RBCCM and its affiliates, may hold a long or short position in such securities.

RBCCM has provided investment banking and financial advisory services to Parent in the past, for which it received customary fees. In light of RBCCM’s prior services to Parent and its financial advisory role for Parent in connection with the Merger, RBCCM anticipates that it may be selected by Parent to provide investment banking and financial advisory and/or financing services that may be required by Parent in the future, regardless of whether the Merger is successfully completed.

For the purposes of rendering our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of the Agreement; (ii) we reviewed and analyzed certain publicly available financial and other data with respect to Parent and the Company and certain other relevant information, including historical operating data, relating to Parent and the Company made available to us from published sources and/or from the internal records of Parent and the Company, respectively; (iii) we reviewed financial projections and forecasts of Parent, as prepared and provided to us by Parent’s management, and of the Company, including estimated synergies from the Merger, in each case as prepared and provided to us by Parent’s management (collectively, “Forecasts”); (iv) we conducted discussions with members of the senior managements of Parent and the Company with respect to the business prospects and financial outlook of Parent and the Company as standalone entities as well as the strategic rationale and potential benefits of the Merger; (v) we reviewed certain reported historical prices, trading activity and Wall Street research price targets for Parent Common Stock and Company Common Stock; (vi) we performed a valuation analysis of each of Parent and the Company as a standalone entity, using comparable company and discounted cash flow analyses with respect to each of Parent and the Company as well as precedent transaction analysis with respect to the Company; and (vii) we performed other financial studies and analyses as we deemed appropriate.

Several analytical methodologies have been employed and no one method of analysis should be regarded as critical to the overall conclusions we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions we have reached are based on all the analysis and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the analyses.

In rendering our opinion, we have assumed at your direction and relied upon the accuracy and completeness of all the information that was publicly available to us and all of the financial, legal, tax, operating and other information provided to or discussed with us by Parent or the Company (including, without limitation, the financial statements and related notes thereto of each of Parent and the Company, respectively), and have not assumed responsibility for independently verifying and have not independently verified any such information. We have assumed at your direction that all Forecasts and other information provided to us by Parent or the Company, as the case may be, including, for example, Forecasts with respect to certain cost and revenue synergies expected to be realized from the Merger, were reasonably prepared or obtained on bases reflecting the best currently available information, estimates and good faith judgment of the persons preparing or obtaining the same as to the future financial performance of Parent or the Company (as the case may be), respectively, as standalone entities (or, in the case of the projected synergies, as a combined company). We express no opinion as to such Forecasts or information or the information or assumptions upon which they were based.

In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent valuation or appraisal of any of the assets or liabilities of Parent or the Company, and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of Parent or the Company. We have not investigated, and make no assumption regarding, any litigation or other claims affecting Parent or the Company.

We have assumed at your direction, in all respects material to our analysis, that all conditions to the consummation of the Merger will be satisfied without waiver or modification thereof or delay therein, and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Parent or the Company or on the consummation of the Merger.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstance or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion. Without limiting the foregoing, we are not expressing any opinion herein as to the prices at which Parent Common Stock or Company Common Stock have traded or will trade following the announcement of the Merger nor the prices at which Company Common Stock will trade following the consummation of the Merger.

The opinion expressed herein is provided for the information and assistance of the Board of Directors of Parent in connection with the Merger. We express no opinion and make no recommendation to any stockholder of Parent as to how such stockholder should vote with respect to the Parent Proposal or any other proposal to be voted upon by them in connection with the Merger. All advice and opinions (written and oral) rendered by RBCCM are intended for the use and benefit of the Board of Directors of Parent. Such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of RBCCM. If required by applicable law, such opinion may be included in any disclosure document filed by Parent with the SEC with respect to the Merger; provided however, that such opinion must be reproduced in full and that any description of or reference to RBCCM be in a form reasonably acceptable to RBCCM and its counsel. RBCCM shall have no responsibility for the form or content of any such disclosure document, other than the opinion itself.

Our opinion does not address the merits of the underlying decision by Parent to engage in the Merger or the relative merits of the Merger as compared to any alternative business or financial strategy or transaction in which Parent might engage or that might otherwise be available to Parent.

Our opinion addresses solely the fairness of the Exchange Ratio, from a financial point of view, to Parent. Our opinion does not in any way address other terms or arrangements of the Merger or the Agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the Agreement, nor does it address, and we express no opinion with respect to, the solvency of Parent or the impact thereon of the Merger. Further, in rendering our opinion we express no opinion about the fairness of the amount or nature of the compensation (if any) to any of Parent’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company.

Our opinion has been approved by RBCCM’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Parent.

Very truly yours,

/s/ RBC Capital Markets, LLC

RBC CAPITAL MARKETS, LLC

Appendix C

J.P.Morgan

September 12, 2012

The Board of Directors

Citizens Republic Bancorp, Inc.

328 South Saginaw Street

Flint, Michigan 48502

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, no par value (the “Company Common Stock”), of Citizens Republic Bancorp, Inc. (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of the Company with FirstMerit Corporation (the “Acquiror”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), between the Company and the Acquiror, the Company will merge with and into Acquiror, with Acquiror as the surviving corporation, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror, its wholly-owned subsidiaries or any wholly-owned subsidiary of the Company, will be converted into the right to receive 1.37 shares (the “Exchange Ratio”) of the Acquiror’s common stock, without par value (the “Acquiror Common Stock”).

In connection with preparing our opinion, we have (i) reviewed a draft dated September 12, 2012 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by the management of the Company with respect to its business; (v) reviewed certain financial analyses and forecasts prepared by management of the Company with respect to the Acquiror and its business, which utilize certain analyst forecasts and information obtained through reverse due diligence, including presentations by management of the Acquiror; (vi) reviewed the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”) as prepared by management of the Company; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror (including the Synergies), and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been instructed to use any valuation or appraisal of any assets or liabilities, nor have we conducted any review of individual credit files of the Company or the Acquiror or evaluated the adequacy of loan loss reserves of the Company or the Acquiror or the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or

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forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction and, without independent capital analysis, that the capital raised by Acquiror in connection with the Transaction will be consistent with the information provided to us by Acquiror and will not include any common equity.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons, relative to the Exchange Ratio applicable to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have performed any other material financial advisory or other material financing or capital markets fundraising services for the Company or the Acquiror. During such period, certain of our affiliates performed certain treasury and securities services for the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC
J.P. MORGAN SECURITIES LLC

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Appendix D

FirstMerit Corporation

2013 Annual Incentive Plan

Effective January 1, 2013

FirstMerit Corporation

2013 Annual Incentive Plan

Article 1. Establishment, Purpose, and Duration

1.1 Establishment. FirstMerit Corporation, an Ohio corporation (hereinafter referred to as the “Company”), establishes an incentive compensation plan to be known as FirstMerit Corporation 2013 Annual Incentive Plan (hereinafter referred to as the “Plan”), as set forth in this document. This Plan permits the grant of Cash-Based Awards. This Plan shall become effective upon shareholder approval (the “Effective Date”) and shall remain in effect as provided in Section 1.3 hereof.

1.2 Objectives of This Plan. The objectives of this Plan are to optimize the profitability and growth of the Company through incentives consistent with the Company’s goals and that link and align the personal interests of Participants with an incentive for excellence in individual performance, and to promote teamwork. This Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Participants who make significant contributions to the Company’s success and to allow Participants to share in the success of the Company.

1.3 Duration of This Plan. This Plan shall commence on the Effective Date, as described in Section 1.1, and shall remain in effect until terminated, modified, or amended in accordance with Section 11.1 of the Plan.

Article 2. Definitions

Whenever used in this Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized.

2.1	“Affiliate” means any entity (a) which, directly or indirectly, is controlled by, controls, or is under common control with the Company, or (b) in which the Company has a significant entity interest, in either case as determined by the Committee, and which is designated by the Committee as such for purposes of the Plan.

2.2	“Annual Award Limit” or “Annual Award Limits” have the meaning set forth in Section 5.3.

2.3	“Award” means, individually or collectively, a grant to a Participant under an Award Agreement of any Cash-Based Award, subject to the terms of this Plan.

2.4	“Award Agreement” means either: (a) a written or electronic agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under this Plan, including any amendment or modification thereof, or (b) a written or electronic statement issued by the Company to a Participant describing the terms and provisions of such Award, including any amendment or modification thereof. The Committee may provide for the use of electronic, Internet, or other non-paper Award Agreements, and the use of electronic, Internet, or other non-paper means for the acceptance thereof and actions thereunder by a Participant.

2.5	“Beneficiary” means the person a Participant designates to receive or exercise any Plan benefit or right that is unpaid when the Participant dies.

2.6	“Board” or “Board of Directors” means the Board of Directors of the Company.

2.7	“Cash-Based Award” means a contractual right granted to an Employee under Article 5 entitling such Participant to receive a cash payment or payments, at such times, and subject to such conditions, as are set forth in this Plan and the applicable Award Agreement.

2.8

“Cause” has the meaning set forth in any written agreement between the Participant and the Company or any Related Entity or, if there is no written agreement, one or more of the following acts of the Participant: (a) any act of fraud, intentional misrepresentation, embezzlement, misappropriation or conversion by the Participant of the assets or business opportunities of the Company or any Related Entity; (b) conviction of the Participant of (or plea by the Participant of guilty to) a felony (or a misdemeanor that originally was charged as a felony but was reduced to a misdemeanor as part of a plea bargain) or intentional and repeated violations by the Participant of the written policies or procedures of the Company or Related Entity, as the case may be; (c) disclosure, other than through mere inadvertence, to unauthorized persons of any Confidential Information (as defined below); (d) intentional breach of any contract with or violation of any legal obligation owed to the Company or any Related Entity; (e) dishonesty relating to the duties owed by the Participant to the Company or any Related Entity; (f) the Participant’s (i) willful and continued refusal to substantially perform assigned duties (other than any refusal resulting from sickness or illness or while suffering from an incapacity due to physical or mental illness, including a condition that does or may result in a Disability), (ii) willful engagement in gross misconduct materially and demonstrably injurious to the Company or any Related Entity or (iii) breach of any term of this Plan or an Award Agreement; or (g) any intentional cooperation with any party attempting to effect a Change in Control unless (i) the Board has approved or ratified that action before the Change in Control or (ii) that cooperation is required by law.

However, Cause will not arise solely because the Participant is absent from active employment during periods of paid time off, consistent with the applicable paid time off policy of the Company or Related Entity with which the Participant has a direct employment relationship, as the case may be, sickness or illness or while suffering from an incapacity due to physical or mental illness, including a condition that does or may result in a Disability or other period of absence initiated by the Participant and approved by the Company or Related Entity with which the Participant has a direct employment relationship, as the case may be.

The term “Confidential Information” means any and all information (other than information in the public domain) related to the Company’s or any Related Entity’s business, including all processes, inventions, trade secrets, computer programs, technical data, drawings or designs, information concerning pricing and pricing policies, marketing techniques, plans, and forecasts, new product information, information concerning methods and manner of operations and information relating to the identity and location of all past, present and prospective customers and suppliers.

2.9	“Change in Control” means, unless otherwise provided in an Award Agreement:

(a)	Individuals who, on April 19, 2006, constituted the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to April 19, 2006 whose election or nomination for election was approved by a vote of at least two-thirds of the then Incumbent Directors (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) will be an Incumbent Director; provided, however, that no individual elected or nominated as a director of the Company initially as a result of an actual or threatened election contest with respect to directors or any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board will ever be deemed to be an Incumbent Director;

(b)	Any “person” (as such term is defined in Section 3(a)(9) of the Act and as used in Sections 13(d)(3) and 14(d)(2) of the Act) becomes through any means (including those described in Sections 1.08(c)(i) through (vi)) a “beneficial owner” (as defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities eligible to vote for the election of the Board (the “Company Voting Securities”);

(c)

Any “person” (as such term is defined in Section 3(a)(9) of the Act and as used in Sections 13(d)(3) and 14(d)(2) of the Act) becomes a “beneficial owner” (as defined in Rule 13d-3 under the Act), directly or indirectly, of Company Voting Securities representing twenty-five percent (25%) or more (but less than fifty percent (50%)) of the Company Voting Securities;

provided, however, that the event described in this subsection (c) will not be deemed to be a Change in Control for purposes of this subsection (c) by virtue of any of the following acquisitions: (i) by the Company or any Related Entity; (ii) by or through any employee benefit plan sponsored or maintained by the Company or any Related Entity and described (or intended to be described) in Code Section 401(a); (iii) directly through an equity compensation plan maintained by the Company or any Related Entity, including this Plan and any program described in Code Section 423; (iv) by any underwriter temporarily holding securities pursuant to an offering of such securities; (v) by any entity or “person” (including a “group” as contemplated by Sections 13(d)(3) and 14(d)(2) of the Act) with respect to which that acquirer has filed SEC Schedule 13G indicating that the securities were not acquired and are not held for the purpose of or with the effect of changing or influencing, directly or indirectly, the Company’s management or policies (regardless of whether such acquisition of securities is considered to constitute the acquisition of control under the Bank Holding Company Act of 1956 pursuant to Regulation Y promulgated thereunder), unless and until that entity or person files SEC Schedule 13D, at which point this exception will not apply to such Company Voting Securities, including those previously subject to a SEC Schedule 13G filing; or (vi) pursuant to a Non-Control Transaction (as defined in Section 2.9(d)).

(d)	The consummation of a merger, consolidation, statutory share exchange, or similar form of corporate transaction involving the Company or any Related Entity that requires the approval of the Company’s shareholders, whether with respect to such transaction or the issuance of securities in connection with the transaction (a “Business Combination”), unless immediately following such Business Combination: (i) more than fifty percent (50%) of the total voting power of (A) the corporation resulting from such Business Combination (the “Surviving Entity”), or (B) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of one hundred percent (100%) of the voting securities eligible to elect directors (“Total Voting Power”) of the Surviving Entity (the “Parent Entity”), is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination; and (ii) at least a majority of the members of the board of directors of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) following the consummation of the Business Combination were Incumbent Directors at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination. Any Business Combination which satisfies all of the criteria specified in subsections (i) and (ii) of this Section 2.9(d) will be deemed to be a “Non-Control Transaction”; or

(e)	The shareholders of the Company approve a plan of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing:

(1)	With respect to an Award that is subject to Code Section 409A and that is payable or settled upon a Change in Control, the Change in Control must also constitute a “change in control event” within the meaning of Code Section 409A;

(2)

A Change in Control of the Company will not be deemed to occur solely because any person acquires beneficial ownership of more than twenty-five percent (25%) of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; provided that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person by more than one percent (1%), a Change in Control of the Company will then occur; and

(3)	The Employee will not be entitled to any amount under this Plan if he or she acted in concert with any person or group (as defined above) to effect a Change in Control, other than at the specific direction of the Board and in his or her capacity as an employee of the Company or any Related Entity.

2.10	“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time. For purposes of this Plan, references to sections of the Code shall be deemed to include references to any applicable regulations thereunder and any successor or similar provision.

2.11	“Committee” means the Compensation Committee of the Board or a subcommittee thereof, or any other committee designated by the Board to administer this Plan. The members of the Committee shall be appointed from time to time by and shall serve at the discretion of the Board and shall be composed of not less than two (2) Directors, each of whom is a nonemployee director (within the meaning of Rule 16b-3) and an outside director (within the meaning of Code Section 162(m)) to the extent Rule 16b-3 and Section 162(m) of the Code, respectively, are applicable to the Company and the Plan. If the Committee does not exist or cannot function for any reason, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee.

2.12	“Covered Employee” means any Employee who is or may become a “Covered Employee,” as defined in Code Section 162(m), and who is designated, either as an individual Employee or class of Employees, by the Committee within the shorter of: (a) ninety (90) days after the beginning of the Performance Period provided the outcome for the Performance Period is substantially uncertain, or (b) twenty-five percent (25%) of the Performance Period has elapsed, as a “Covered Employee” under this Plan for such applicable Performance Period.

2.13	“Director” means any individual who is a member of the Board of Directors of the Company.

2.14	“Disability” shall have the same meaning as defined in any long-term disability policy or benefit contract maintained by the Company that is applicable to the Participant and in effect on the grant date.

2.15	“Employee” means any person who, on any applicable date, is a common law employee of the Company or any Related Entity. A worker who is classified as other than a common law employee but who is subsequently reclassified as a common law employee of the Company for any reason and on any basis will be treated as a common law employee only from the date that reclassification occurs and will not retroactively be reclassified as an Employee for any purpose of this Plan.

2.16	“Excluded Transaction” means a plan of reorganization, merger, consolidation, or similar transaction that would result in the Voting Securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Securities of the surviving corporation or any parent thereof) at least fifty percent (50%) of the combined voting power of the Voting Securities of the entity surviving the plan of reorganization, merger, consolidation, or similar transaction (or the parent of such surviving entity) immediately after such plan of reorganization, merger, consolidation, or similar transaction.

2.17	“Grant Date” means the date an Award is granted to a Participant pursuant to the Plan.

2.18	“Participant” means any eligible individual as set forth in Article 4 to whom an Award is granted.

2.19	“Performance-Based Compensation” means compensation under an Award that is intended to satisfy the requirements of Code Section 162(m) for certain performance-based compensation paid to Covered Employees. Notwithstanding the foregoing, nothing in this Plan shall be construed to mean that an Award which does not satisfy the requirements for performance-based compensation under Code Section 162(m) does not constitute performance-based compensation for other purposes, including Code Section 409A.

2.20	“Performance Measures” mean measures as described in Article 7 on which the performance goals are based and which are approved by the Company’s shareholders pursuant to this Plan in order to qualify Awards as Performance-Based Compensation.

2.21	“Performance Period” means the period of time, as determined by the Committee, during which the performance goals must be met in order to determine the degree of payout with respect to an Award; provided, however, that in no event shall such a period be less than twelve (12) consecutive months.

2.22	“Plan Year” means the Company’s fiscal year which begins January 1 and ends December 31.

2.23	“Related Entity” means any entity with whom the Company would be considered a single employer under Code Section 414(b) or (c), but modified as permitted under any Code section relevant to the purpose for which the definition is applied.

2.24	“Service” means a Participant’s employment relationship with the Company or Related Entity.

2.25	“Specified Employee” means a “specified employee” within the meaning of Code Section 409A and any specified employee identification policy or procedure of the Company.

2.26	“Termination of Employment” or “Terminates Employment” means a separation from Service of a Participant, within the meaning of Code Section 409A.

2.27	“Voting Securities” means any securities which ordinarily possess the power to vote in the election of directors without the happening of any pre-condition or contingency.

Article 3. Administration

3.1 General. The Committee shall be responsible for administering this Plan, subject to this Article 3 and the other provisions of this Plan. The Committee may employ attorneys, consultants, accountants, agents, and other individuals, any of whom may be an Employee, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions, or valuations of any such individuals. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Participants, the Company, and all other interested individuals.

3.2 Authority of the Committee. Subject to any express limitations set forth in the Plan, the Committee shall have full and exclusive discretionary power and authority to take such actions as it deems necessary and advisable with respect to the administration of the Plan including, but not limited to, the following:

(a)	To determine from time to time which of the persons eligible under the Plan shall be granted Awards, when and how each Award shall be granted, what type or combination of types of Awards shall be granted, the provisions of each Award granted (which need not be identical);

(b)	To construe and interpret the Plan and Awards granted under it, and to establish, amend, and revoke rules and regulations for its administration. The Committee, in the exercise of this power, may correct any defect, omission, or inconsistency in the Plan or in an Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective;

(c)	To approve forms of Award Agreements for use under the Plan;

(d)	To amend the Plan or any Award Agreement as provided in the Plan;

(e)	To adopt subplans and/or special provisions applicable to Awards regulated by the laws of a jurisdiction other than and outside of the United States. Such subplans and/or special provisions may take precedence over other provisions of the Plan, but unless otherwise superseded by the terms of such subplans and/or special provisions, the provisions of the Plan shall govern; and

(f)	To authorize any person to execute on behalf of the Company any instrument required to effectuate any Award previously granted by the Committee.

3.3 Delegation. The Committee may delegate to one or more of its members or to one or more officers of the Company or any Related Entity or Affiliate or to one or more agents or advisors such administrative duties or powers as it may deem advisable, and the Committee or any individuals to whom it has delegated duties or powers as aforesaid may employ one or more individuals to render advice with respect to any responsibility the Committee or such individuals may have under this Plan. The Committee may, by resolution, authorize one or more officers of the Company to do one or both of the following on the same basis as can the Committee: (a) designate Employees to be recipients of Awards; (b) determine the size of any such Awards; provided, however, (i) the Committee shall not delegate such responsibilities to any such officer for Awards to be granted to such officer; (ii) the resolution providing such authorization sets forth the total number of Awards such officer(s) may grant; and (iii) the officer(s) shall report periodically to the Committee regarding the nature and scope of the Awards granted pursuant to the authority delegated.

3.4 Decisions Binding. All determinations and decisions made by the Committee pursuant to the provisions of this Plan and all related orders and resolutions of the Board shall be final, conclusive, and binding on all persons, including the Company, its stockholders, Employees, Participants, and their estates and beneficiaries.

Article 4. Eligibility and Participation

4.1 Eligibility. Persons eligible to participate in this Plan include all officers and key Employees of the Company, or those who will become officers or key Employees, whose performance or contribution, as determined by the Committee, benefits or will benefit the Company.

4.2 Actual Participation. Subject to the provisions of this Plan, the Committee may, from time to time, select from all eligible individuals, those individuals to whom Awards shall be granted and shall determine, in its sole discretion, the nature of any and all terms permissible by law and the amount of each Award.

Article 5. Awards

5.1 Grant of Cash-Based Awards. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Participants in such amounts and upon such terms as the Committee may determine. The Committee may grant Cash-Based Awards that are payable based on the attainment of a specified performance goal (or goals), with or without additional Service requirements, as established by the Committee in its discretion.

5.2 Value of Cash-Based Awards. Each Cash-Based Award shall specify a payment amount or payment range as determined by the Committee. The Committee may establish a performance goal or goals in its discretion. If the Committee exercises its discretion to establish performance goals, the number and/or value of such Cash-Based Award (the “Performance-Based Compensation Award”) that will be paid out to the Participant will depend on the extent to which the performance goals are met and additional Service requirements, if any, are met.

5.3 Maximum Cash-Based Awards. The maximum aggregate amount awarded or credited under this Plan with respect to Cash-Based Awards to any one Participant in any one Plan Year may not exceed $8,000,000, determined as of the date of payout.

5.4 Payment of Cash-Based Awards. Payment, if any, with respect to a Cash-Based Award shall be made in cash, in accordance with the terms of the applicable Award Agreement, and as the Committee determines in accordance with Code Section 409A, to the extent applicable. All Cash-Based Awards hereunder shall be paid no later than March 15 following the Plan Year for which the Awards were earned.

5.5 Termination of Employment. The Committee shall determine the extent to which the Participant shall have the right to receive payment for Cash-Based Awards, if any, following termination of the Participant’s employment with or provision of services to the Company or any Affiliate or Related Entity, as the case may be. Such provisions shall, subject to Section 5.7, be determined in the sole discretion of the Committee, such provisions may be included in an agreement entered into with each Participant, but need not be uniform among all Awards of Cash-Based Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

5.6 Compliance With Section 409A. To the extent applicable, it is intended that the Plan and all Awards hereunder comply with the requirements of Section 409A of the Code, and the Plan and all Award Agreements shall be interpreted and applied by the Committee in a manner consistent with this intent in order to avoid the imposition of any additional tax under Section 409A of the Code. In the event that any provision of the Plan or an Award Agreement is determined by the Committee to not comply with the applicable requirements of Section 409A of the Code, the Committee shall have the authority to take such actions and to make such interpretations or changes to the Plan or an Award Agreement as the Committee deems necessary to comply with such requirements, provided that the Committee shall act in a manner that is intended to preserve the economic value of the Award to the Participant. In no event whatsoever shall the Company be liable for any additional tax, interest, or penalties that may be imposed on any Participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

5.7 Compliance With Section 162(m). The Plan shall be interpreted and construed in accordance with Section 162(m) of the Code. A Participant shall be eligible to receive payment with respect to a Performance-Based Compensation Award only to the extent that the performance goals for such Performance Period are achieved and the terms of the Award applied against such performance goals determines that all or a portion of such Participant’s Performance-Based Compensation Award has been earned for the Performance Period. Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance-Based Compensation Award for the Performance Period was achieved and then the amount thereof.

Article 6. Awards Not Assignable or Transferable

Except as expressly authorized by the Committee, during a Participant’s lifetime, his Awards shall be payable only to the Participant. Awards shall not be assignable or transferable other than by will or the laws of descent and distribution or, subject to the consent of the Committee, pursuant to a domestic relations order entered into by a court of competent jurisdiction; no Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind; and any purported assignment or transfer in violation of this Article 6 shall be null and void. The Committee may establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of, or following, the Participant’s death may be provided.

Article 7. Performance Measures

7.1 Performance Measures. The performance goals upon which the payment of a Performance-Based Compensation Award to a Covered Employee that is intended to qualify as Performance-Based Compensation shall be limited to the following Performance Measures:

(a)	Net earnings or net income (before or after taxes);

(b)	Earnings per share;

(c)	Deposit or asset growth;

(d)	Net operating income;

(e)	Return measures (including return on assets and equity);

(f)	Fee income;

(g)	Earnings before or after taxes, interest, depreciation and/or amortization;

(h)	Interest spread;

(i)	Productivity ratios;

(j)	Share price (including, but not limited to, growth measures and total shareholder return);

(k)	Expense targets;

(l)	Credit quality;

(m)	Efficiency ratio;

(n)	Market share;

(o)	Customer satisfaction;

(p)	NIACC (net income after cost of capital);

(q)	Revenue (including gross revenue, net revenue and revenue growth); or

(r)	Any combination of the foregoing.

Any Performance Measure(s) may be used to measure the performance of the Company, Related Entity, and/or Affiliate as a whole or any business unit of the Company, Related Entity, and/or Affiliate, or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Measures as compared to the performance of a group of comparator companies, or published or special index that the Committee, in its sole discretion, deems appropriate. The Committee also has the authority to provide for accelerated payment of any Award based on the achievement of performance goals pursuant to the Performance Measures specified in this Article 7; provided, however, that any restrictions on acceleration of payment under Code Section 409A shall be observed.

7.2 Evaluation of Performance. The Committee may provide in any such Award that any evaluation of performance may include or exclude any of the following events that occur during a Performance Period: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results; (d) any reorganization and restructuring programs; (e) extraordinary items (defined in the next sentence); (f) acquisitions or divestitures; and (g) foreign exchange gains and losses. “Extraordinary items” mean (a) unusual, and/or nonrecurring items of gain or loss (including, but not limited to, adjustments upward or downward in financial or other results that are required due to correction of errors, whether involving a financial restatement or otherwise); (b) gains or losses on the disposition of a business; (c) changes in tax or accounting regulations or laws; or (d) the effect of a merger or acquisition, all of which must be identified in the audited financial statements, including footnotes, or Management Discussion and Analysis section of the Company’s annual report. To the extent such inclusions or exclusions affect Performance-Based Compensation Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

7.3 Adjustment of Performance-Based Compensation. Awards that are intended to qualify as Performance-Based Compensation may not be adjusted upward in a manner that would cause loss of exemption under Code Section 162(m). The Committee shall retain the discretion to adjust such Awards downward, either on a formula or discretionary basis or any combination, as the Committee determines. Notwithstanding the above, if an error in the measurement of performance results is discovered after an Award payment is made, and if the error would have resulted in a higher Award payment, the Participant shall receive an additional payment unless the Committee uses negative discretion to disallow the payment. Similarly, if the error would have resulted in a lower payment, the Committee may notify the Participant that repayment of the overpaid amount is required.

If a Participant is promoted, demoted, or transferred to a different business unit during a performance period, the Committee may determine that the Participant is no longer eligible to receive a payment under this Plan, and shall then determine, in its sole discretion, what compensation if any shall be provided.

7.4 Committee Discretion. In the event that applicable tax, corporate, or securities laws change to permit the Committee discretion to alter the governing Performance Measures without obtaining shareholder approval of such changes, the Committee shall, subject to Section 5.7, have sole discretion to make such changes without obtaining shareholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards that shall not qualify as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Code Section 162(m) and base payout on Performance Measures other than those set forth in Section 7.1.

Article 8. Beneficiary Designation

Each Participant under this Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under this Plan is to be paid in case of his death before he receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant under this Plan, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Company during the Participant’s lifetime. In the absence of any such beneficiary designation, benefits remaining unpaid or rights remaining unexercised at the Participant’s death shall be paid to or exercised by the Participant’s executor, administrator, or legal representative.

Article 9. Rights of Participants

9.1 Employment. Nothing in this Plan or an Award Agreement shall: (a) interfere with or limit in any way the right of the Company, its Affiliates, and/or its Subsidiaries to terminate any Participant’s employment or Service at any time or for any reason not prohibited by law, or (b) confer upon any Participant any right to continue his employment for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company or any Affiliate or Related Entity and, accordingly, subject to Articles 3 and 11, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to any liability on the part of the Company, its Affiliates, and/or its Subsidiaries.

9.2 Participation. No individual shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

Article 10. Change in Control

10.1 Change in Control of the Company. Notwithstanding any other provision of this Plan to the contrary, the provisions of this Article 10 shall apply in the event of a Change in Control, unless otherwise determined by the Committee in connection with the grant of an Award as reflected in the applicable Award Agreement.

(a)	Performance Goals. Upon a Change in Control, all then-outstanding Awards with performance goals yet to be achieved shall be considered to be earned at target values, or at such value otherwise determined by the terms and conditions set forth in the applicable Award Agreement, and payable at the time set forth in the applicable Award Agreement.

(b)	Awards With Service Requirements. Upon a Participant’s involuntary termination for a reason other than Cause during the one (1) year period following a Change in Control, any Service requirement applicable to then-outstanding Awards shall be considered satisfied.

Article 11. Amendment and Termination

11.1 Amendment and Termination of the Plan and Award Agreements.

(a)	Subject to subparagraph (b) of this Section 11.1 and Section 11.3 of the Plan, the Board may at any time terminate the Plan or an outstanding Award Agreement and the Committee may, at any time and from time to time, amend the Plan or an outstanding Award Agreement.

(b)	Notwithstanding the foregoing, no amendment of this Plan shall be made without shareholder approval if shareholder approval is required pursuant to rules promulgated by any stock exchange or quotation system on which the Company’s shares are listed or quoted or by applicable U.S. state corporate laws or regulations, applicable U.S. federal laws or regulations, and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

11.2 Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. Subject to Section 7.3, the Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 7.2 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended diminution or enlargement of the benefits or potential benefits intended to be made available under this Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan. By accepting an Award under this Plan, a Participant agrees to any adjustment to the Award made pursuant to this Section 11.2 without further consideration or action.

11.3 Awards Previously Granted. Notwithstanding any other provision of this Plan to the contrary, other than Sections 11.2 or 11.4 no termination or amendment of this Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under this Plan, without the written consent of the Participant holding such Award.

11.4 Amendment to Conform to Law. Notwithstanding any other provision of this Plan to the contrary, the Committee may amend the Plan or an Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming the Plan or an Award Agreement to any present or future law relating to plans of this or similar nature, and to the administrative regulations and rulings promulgated thereunder. By accepting an Award under this Plan, a Participant agrees to any amendment made pursuant to this Section 11.4 to any Award granted under the Plan without further consideration or action.

Article 12. Reporting and Withholding

The Company shall have the power and the right to report income and to deduct or withhold, or require a Participant to remit to the Company, the minimum statutory amount to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

Article 13. Successors

All obligations of the Company under this Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Article 14. General Provisions

14.1 Forfeiture Events.

(a)

The Committee may specify in an Award Agreement that the Participant’s rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of employment for Cause, termination of the Participant’s provision of services to the Company, Affiliate, or Related Entity, violation of material Company, Affiliate, or Related Entity policies, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company, any Affiliate, or Related Entity.

(b)	If any of the Company’s financial statements are required to be restated resulting from errors, omissions, or fraud, the Committee may (in its sole discretion, but acting in good faith) direct that the Company recover all or a portion of any Award granted or paid to a Participant with respect to any fiscal year of the Company the financial results of which are negatively affected by such restatement. The amount to be recovered from the Participant shall be the amount by which the Award exceeded the amount that would have been payable to the Participant had the financial statements been initially filed as restated, or any greater or lesser amount (including, but not limited to, the entire Award) that the Committee shall determine. In no event shall the amount to be recovered by the Company be less than the amount required to be repaid or recovered as a matter of law (including but not limited to amounts that are required to be recovered or forfeited under Section 304 of the Sarbanes-Oxley Act of 2002 or Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010). The Committee shall determine whether the Company shall effect any such recovery: (i) by seeking repayment from the Participant; (ii) by reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement) the amount that would otherwise be payable to the Participant under any compensatory plan, program, or arrangement maintained by the Company, an Affiliate, or any Related Entity; (iii) by withholding payment of future increases in compensation (including the payment of any discretionary bonus amount) or grants of compensatory awards that would otherwise have been made in accordance with the Company’s otherwise applicable compensation practices; or (iv) by any combination of the foregoing.

14.2 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

14.3 Severability. In the event any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Plan, and this Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

14.4 Requirements of Law. The granting of and settlement of Awards under this Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

14.5 Unfunded Plan. Participants shall have no right, title, or interest whatsoever in or to any investments that the Company, its Subsidiaries, or its Affiliates may make to aid it in meeting its obligations under this Plan. Nothing contained in this Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative, or any other individual. To the extent that any individual acquires a right to receive payments from the Company or any Affiliate or Related Entity under this Plan, such right shall be no greater than the right of an unsecured general creditor of the Company or the Related Entity or Affiliate, as the case may be. All payments to be made hereunder shall be paid from the general funds of the Company, or the Related Entity or Affiliate, as the case may be and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in this Plan.

14.6 Retirement and Welfare Plans. Neither Awards made under this Plan nor cash paid pursuant to such Awards may be included as “compensation” for purposes of computing the benefits payable to any Participant under the Company’s or any Related Entity’s or Affiliate’s retirement plans (both qualified and nonqualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant’s benefit.

14.7 Deferred Compensation.

(a)	The Committee may grant Awards under the Plan that provide for the deferral of compensation within the meaning of Code Section 409A. It is intended that such Awards comply with the requirements of Code Section 409A so that amounts deferred thereunder are not includible in income before actual payment and are not subject to an additional tax of twenty percent (20%) at the time the deferred amounts are no longer subject to a substantial risk of forfeiture.

(b)	Notwithstanding any provision of the Plan or Award Agreement to the contrary, if one or more of the payments or benefits to be received by a Participant pursuant to an Award would constitute deferred compensation subject to Code Section 409A and would cause the Participant to incur any penalty tax or interest under Code Section 409A or any regulations or Treasury guidance promulgated thereunder, the Committee may reform the Plan and Award Agreement to comply with the requirements of Code Section 409A and to the extent practicable maintain the original intent of the Plan and Award Agreement. By accepting an Award under this Plan, a Participant agrees to any amendments to the Award made pursuant to this Section 14.7(b) without further consideration or action.

14.8 Nonexclusivity of This Plan. The adoption of this Plan shall not be construed as creating any limitations on the power of the Board or Committee to adopt such other compensation arrangements as it may deem desirable for any Participant.

14.9 No Constraint on Corporate Action. Nothing in this Plan shall be construed to: (a) limit, impair, or otherwise affect the Company’s or a Related Entity’s or an Affiliate’s right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or a Related Entity or an Affiliate to take any action which such entity deems to be necessary or appropriate.

14.10 Payments to a Trust. The Committee is authorized to cause to be established a trust agreement or several trust agreements or similar arrangements from which the Committee may make payments of amounts due or to become due to any Participants under the Plan.

14.11 Governing Law. The Plan and each Award Agreement shall be governed by the laws of the state of Ohio, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan to the substantive law of another jurisdiction. Unless otherwise provided in the Award Agreement, recipients of an Award under this Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Ohio to resolve any and all issues that may arise out of or relate to this Plan or any related Award Agreement.

14.12 Delivery and Execution of Electronic Documents. To the extent permitted by applicable law, the Company may: (a) deliver by email or other electronic means (including posting on a website maintained by the Company or by a third party under contract with the Company) all documents relating to the Plan or any Award thereunder and all other documents that the Company is required to deliver to its security holders (including without limitation, annual reports and proxy statements), and (b) permit Participants to electronically execute applicable Plan documents (including, but not limited to, Award Agreements) in a manner prescribed to the Committee.

14.13 No Representations or Warranties Regarding Tax Effect. Notwithstanding any provision of the Plan to the contrary, the Company, its Affiliates and Subsidiaries, the Board, and the Committee neither represent nor warrant the tax treatment under any federal, state, local, or foreign laws and regulations thereunder (individually and collectively referred to as the “Tax Laws”) of any Award granted or any amounts paid to any Participant under the Plan including, but not limited to, when and to what extent such Awards or amounts may be subject to tax, penalties, and interest under the Tax Laws.

14.14 Indemnification. Subject to requirements of Ohio law, each individual who is or shall have been a member of the Board, or a Committee appointed by the Board, or an officer of the Company to whom authority was delegated in accordance with Article 3, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under this Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company’s approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his/her own behalf, unless such loss, cost, liability, or expense is a result of his/her own willful misconduct or except as expressly provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled under the Company’s Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.